Form 40-F
period 2002-12-31
PAN AMERICAN SILVER CORP
filed 2003-05-20
CIK 771992

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              ____________________

                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002       Commission File Number 0-13727
                              ____________________

                            PAN AMERICAN SILVER CORP.
             (Exact name of Registrant as specified in its charter)

 BRITISH COLUMBIA                     1044                    NOT APPLICABLE
(Province or other       (Primary Standard Industrial        (I.R.S. Employer
   Jurisdiction           Classification Code Number)       Identification No.)
 of Incorporation
 or Organization)

                             1500 - 625 HOWE STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA, V6C 2T6
                                 (604) 684-1175
   (Address and telephone number of Registrants' principal executive offices)

                             CT CORPORATION SYSTEM,
                           111 8TH AVENUE, 13TH FLOOR,
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8700
                     (Name, address (including zip code) and
                    telephone number (including area code) of
                     agent for service in the United States)


               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:

                                      None.

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:

Title of each class:                  Name of each exchange on which registered:
--------------------                  ------------------------------------------

 Common Shares                                The Toronto Stock Exchange
without par value                             The Nasdaq National Market

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      None

                 For annual reports, indicate by check mark the
                       information filed with this Form:

   [X] Annual information form       [X] Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close
                  of the period covered by this annual report.

                      The Registrant had 43,883,454 shares
                      outstanding as at December 31, 2002.

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                Yes [  ]        82- ______                   No [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


                Yes [X]                                      No [  ]

DOCUMENTS INCLUDED IN THIS FORM

No.          Document
---          --------

1.           Pan American Silver Corp. Annual Information Form for the year ended December 31, 2002.

2.           Pan American Silver Corp. Consolidated Financial Statements for the year ended December 31, 2002, including a reconciliation to United States generally accepted accounting principles.

3.           Pan American Silver Corp. Management's Discussion and Analysis of Financial Condition and Results of Operations for
             the year ended December 31, 2002.


                                                                  DOCUMENT NO. 1

                        [PAN AMERICAN SILVER CORP. LOGO]






                                     ANNUAL
                                  INFORMATION
                                      FORM



                                  FOR THE YEAR
                            ENDED DECEMBER 31, 2002

                              Dated: May 20, 2003



                              1500-625 Howe Street
                          Vancouver, British Columbia
                                    V6C 2T6
                      Web Site: www.panamericansilver.com

                                TABLE OF CONTENTS


INTRODUCTION......................................................................................................1

   REPORTING CURRENCY.............................................................................................1
   ACCOUNTING POLICIES............................................................................................1
   CONVERSION TABLE...............................................................................................1
   GLOSSARY OF TERMS..............................................................................................1
   CLASSIFICATION OF MINERAL RESERVES AND RESOURCES...............................................................1

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS...................................................................2


CORPORATE STRUCTURE...............................................................................................3

   INCORPORATION..................................................................................................3
   SUBSIDIARIES...................................................................................................3

GENERAL DEVELOPMENT OF THE BUSINESS...............................................................................4

   BUSINESS OF PAN AMERICAN.......................................................................................4
   DEVELOPMENTS OVER THE LAST THREE FINANCIAL YEARS...............................................................4
   CORPORATE STRATEGY.............................................................................................7
   OUTLOOK FOR 2003...............................................................................................7

NARRATIVE DESCRIPTION OF THE BUSINESS.............................................................................8

   OPERATIONS.....................................................................................................8
   OPERATING MINES................................................................................................8
   QUIRUVILCA MINE................................................................................................8
   HUARON MINE...................................................................................................16
   LA COLORADA MINE..............................................................................................24
   STOCKPILES....................................................................................................31
   METALS TRADING................................................................................................31
   DEVELOPMENT PROJECTS..........................................................................................32
   INVESTMENT AND EXPLORATION PROPERTIES AND EXPENDITURES........................................................37
   PROPERTIES....................................................................................................37
   MINERAL PROPERTY EXPENDITURES.................................................................................39
   EMPLOYEES.....................................................................................................39
   RESEARCH AND DEVELOPMENT......................................................................................40
   COMPETITIVE CONDITIONS........................................................................................40
   WORKING CAPITAL...............................................................................................40
   ENVIRONMENT...................................................................................................40
   TRENDS AND UNCERTAINTIES......................................................................................41

SELECTED CONSOLIDATED FINANCIAL INFORMATION......................................................................46

   ANNUAL INFORMATION............................................................................................46
   DIVIDENDS.....................................................................................................47

MANAGEMENT'S DISCUSSION AND ANALYSIS.............................................................................47

MARKET FOR SECURITIES............................................................................................47

DIRECTORS AND OFFICERS...........................................................................................48

ADDITIONAL INFORMATION...........................................................................................50

GLOSSARY OF TERMS................................................................................................51


                                  INTRODUCTION
--------------------------------------------------------------------------------

     In this Annual Information Form, the term "Company" refers to Pan American Silver Corp. and the term "Pan American" refers to the Company and its subsidiaries.

REPORTING CURRENCY

     Pan American's reporting currency is the United States dollar. Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in United States dollars.

ACCOUNTING POLICIES

     Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 16 to the Consolidated Financial Statements of the Company. These financial statements set out on pages 40 through 55, inclusive, of the Company's 2002 Annual Report are incorporated by reference herein.

CONVERSION TABLE

     In this Annual Information Form, imperial measures are used with respect to mineral properties located in the United States of America and metric units are used with respect to mineral properties located in Peru, Mexico, Bolivia and elsewhere, unless otherwise indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.



     IMPERIAL MEASURE         =       METRIC UNIT          METRIC UNIT      =      IMPERIAL MEASURE
     ----------------                 -----------          -----------             ----------------
     2.47 acres                         1 hectare          0.4047 hectares           1 acre
     3.28 feet                          1 metre            0.3048 metres             1 foot
     0.62 miles                         1 kilometre        1.609 kilometres          1 mile
     0.032 ounces (troy)                1 gram             31.1 grams                1 ounce (troy)
     1.102 tons (short)                 1 tonne            0.907 tonnes              1 ton
     0.029 ounces (troy)/ton            1 gram/tonne       34.28 grams/tonne         1 ounce (troy)/ton


GLOSSARY OF TERMS

     The glossary of terms set forth on page 51 to 55 of this Annual Information Form contains definitions of certain terms used herein.

CLASSIFICATION OF MINERAL RESERVES AND RESOURCES

     In this Annual Information Form, the definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those used by certain Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted on August 20, 2000.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

     In this Annual Information Form the terms "measured" and "indicated resources" are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

     This Annual Information Form also uses the term "inferred resources". The Company advises U.S. investors that while such term is recognized and permitted under provincial Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

     This Annual Information Form and the documents incorporated by reference herein contain certain forward-looking statements relating to Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American, are inherently subject to significant uncertainties and contingencies. This Annual Information Form contains forward-looking statements relating to, among other things, the sufficiency of current working capital and anticipated operating cash flow, the sufficiency of mineral reserves and resources at Quiruvilca, Huaron, La Colorada, and Alamo Dorado as well as other properties, the estimated cost of and availability of funding for ongoing capital improvement programs, the estimated cost of the proposed development of the La Colorada and Alamo Dorado projects, estimated exploration expenditures to be incurred on Pan American's various silver exploration properties and compliance with environmental standards. Management's Discussion and Analysis of Financial Conditions and Results of Operations ("MD&A"), which is set out on pages 33 to 38 in the Company's 2002 Annual Report is incorporated by reference within this Annual Information Form. The MD&A also contains forward-looking statements relating to, among other things, forecast capital and non-operating spending, levels of silver and other metals production, production costs and metal prices. Such statements reflect the current views of Pan American with respect to future events and are subject to known and unknown risks, uncertainties and assumptions. Many factors, both known and unknown, could cause the actual results, performance or achievements of Pan American to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified in this Annual Information Form under the headings "Trends and Uncertainties" and "Competitive Conditions". Other such factors include, whether or not referenced in this Annual Information Form, changes in general economic and business conditions and changes in business strategy. Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described herein as anticipated, believed, estimated or expected. Pan American does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements.

                               CORPORATE STRUCTURE
--------------------------------------------------------------------------------


INCORPORATION

     The Company was incorporated under the Company Act (British Columbia) on March 7, 1979 under the name Pan American Energy Corporation. On September 10, 1984 the Company's memorandum was amended to change the Company's name to Pan American Minerals Corp. and on April 11, 1995 the Company's memorandum was again amended to change the Company's name to Pan American Silver Corp.

     Since 1979 the memorandum and articles of the Company have been amended on several occasions to increase the share capital of the Company and to update the form of articles.

     The Company's head office is situated at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records offices are situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2. The Company's web site can be found at www.panamericansilver.com

SUBSIDIARIES

     A significant portion of the Company's business is carried on through its various subsidiaries. The following table shows, as at December 31, 2002, the principal subsidiaries of the Company including their respective jurisdictions of incorporation and the Company's percentage ownership in each such subsidiary:



NAME                                                                       JURISDICTION       OWNERSHIP (%)
----                                                                       ------------       -------------

Aurifera Tres Cruces S.A. ("Tres Cruces S.A.")                             Peru                    50
Pan American Silver S.A.C. Mina Quiruvilca ("Mina Quiruvilca")             Peru               100 (voting)/
                                                                                           99.7 (non-voting)(1)
Cia. Minera Huaron S.A. ("Minera Huaron")                                  Peru              99.85 (voting)
Pan American Minerals, Inc. ("Pan American U.S.")                          Nevada                  100
Pan American Silver (Barbados) Corp. ("Pan American Barbados")             Barbados                100
Pan American Silver (Bolivia) S.A. ("Pan American Bolivia")                Bolivia                 100
Pan American Silver (Cyprus) Corp. Limited. ("Pan American Cyprus")        Cyprus                  100
Pan American Silver Peru S.A.C. ("Pan American Peru")                      Peru                    100
Plata Panamericana S.A. de C.V. ("Pan American Mexico")                    Mexico                  100
Compania Minera Altivale S.A. ("Altivale")                                 Argentina               50
Minera Triton Argentine S.A. ("Triton")                                    Argentina               50
Serebro Magadana ("Dukat")                                                 Russia                  20

--------------

1 The Company indirectly owns 99.7% of the total outstanding equity of Mina Quiruvilca.

                       GENERAL DEVELOPMENT OF THE BUSINESS
--------------------------------------------------------------------------------

BUSINESS OF PAN AMERICAN

     Pan American is principally engaged in the exploration for, and the acquisition, development and operation of silver properties.

     Pan American: (1) owns and operates the producing Quiruvilca silver mine in Peru; (2) owns a 99.85% interest in, and operates, the producing Huaron silver mine in Peru; (3) owns and operates the producing La Colorada property, a silver mine and development project located on the site of a formerly producing silver mine in Mexico (Pan American is operating La Colorada under a limited production plan pending completion of construction of an oxide mill anticipated at the end of June, 2003); and (4) mines and sells silver-rich pyrite stockpiles at a small-scale operation in central Peru. Pan American also either holds an interest in or may earn an interest in non-producing silver resource and silver exploration properties in Peru, Argentina, the United States, Russia and Mexico, including the significant Alamo Dorado deposit in Mexico.

     Pan American employs a multifaceted strategy to ensure growth in reserves and production. The first part of Pan American's strategy is to increase its silver production profile through the acquisition of silver mines, silver development projects or silver producing companies. The second part of its growth strategy is to focus on exploration in and around existing properties. Finally, Pan American is also seeking to acquire additional silver properties having significant silver reserves or resources or significant exploration potential.

DEVELOPMENTS OVER THE LAST THREE FINANCIAL YEARS

     During the last three financial years the Company has focused on the acquisition and development of a number of projects ranging from silver exploration activities to the development and operation of silver producing properties.

     o On March 6, 2000, the Company purchased a 71.8% interest in Minera Huaron, a Peruvian company (at that time, a company at arm's length to Pan American) that owns the Huaron silver mine in Peru from Cementos Pacasmayo S.A.A., Mauricio Hochschild & Cia. Ltda. S.A.C. ("Hochschild") and Cia. Minera Arcata S.A., three foreign corporations at arm's length to the Company (the "Huaron Vendors") for, inter alia, 1,780,389 shares of the Company, a 2.16% net smelter return royalty (the "Huaron Royalty") and 700,000 ten-year stock options to purchase common shares of the Company exercisable at $4.00 per common share. The Huaron Royalty is payable after 4,300,000 tonnes of ore have been extracted from the Huaron mining claims. The royalty increased to 3% when Pan American increased its ownership interest in Minera Huaron to 99.85% in August 2001.

     o Between March 6, 2000 and December 31, 2000, the Company increased its ownership of Minera Huaron from 71.8% to 72.6% through the purchase of additional common shares of Minera Huaron from minority shareholders at arm's length to Pan American for cash consideration in the amount of $65,000.

     o In April 2000, Pan American granted Minera Barrick Misquichilca S.A. ("Barrick"), a subsidiary of Barrick Gold Corporation, a Peruvian company at arm's length to Pan American, the right to conduct exploration activities on certain mineral claims located near the Quiruvilca mine in Peru (known as Los Angeles) for up to a ten year period in consideration of, among other things, Barrick incurring certain minimum annual exploration expenditures on the property and paying $100,000 per year to Pan American (which amount increases to $200,000 per year after year five of such agreement). Pan

          American also granted Barrick an option to acquire such mining claims which option only becomes effective upon Barrick having incurred $10 million in exploration expenditures on the property. If Barrick exercises such option, it must make certain payments to Pan American based on the estimated proven and probable reserves of gold and a five percent net smelter return on any proven and probable gold in excess of such estimate. In April 2003, Barrick made its annual $100,000 payment to maintain such agreement for a further one-year period.

     o In June 2000, Pan American completed a positive bankable feasibility study designed to determine the economic viability of constructing a new underground mine and processing facilities at its La Colorada project in central Mexico.

     o In July 2000, the Company acquired the annual 20% royalty on net income from the Company's Quiruvilca mine from NPMC, Inc. ("NPMC") (formerly Northern Peru Mining Corporation), a wholly owned subsidiary of Coeur d'Alene Mines Corp., a mining company at arm's length to Pan American, in consideration of the issue to Coeur d'Alene Mines Corp. of 140,000 common shares of the Company, 100,000 common share purchase warrants exercisable for three years at $5.00 per warrant and a cash payment in the amount of $50,000. To-date, none of the common share purchase warrants have been exercised.

     o In September 2000, Pan American reached an agreement with the Kaskol Group (OAO MNPO Polimetall) resolving the outstanding legal actions between the parties involving the Dukat silver project in Magadan, Russia and providing for the future ownership of the project. Under the settlement agreement, Pan American and the Kaskol Group agreed to form a new Russian mining company, Serebro Magadana, to hold the mining license (previously held by Pan American) and certain other assets at the Dukat project (previously held by the Kaskol Group). On March 11, 2001, Pan American and Kaskol Group entered into a shareholder's agreement governing Serebro Magadana. Under the shareholders agreement, Pan American holds a 20% interest in Serebro Magadana and has no future management or financial obligations. The Kaskol Group holds an 80% interest in Serebro Magadana and is responsible for all financial obligations and operating the project. Due to Pan American's lack of significant influence with respect to operating and financing decisions for the Dukat project and the uncertainty as to the receipt of cash flow from that project, Pan American wrote-off its $37,208,000 carrying value of the Dukat project in the third quarter of 2000. As at the date hereof, the consolidated balance sheet of Pan American ascribes no value to the Dukat project.

     o In September 2000, Minera Huaron reached an agreement with Espresa Administradora Chungar S.A.C. settling a number of legal proceedings between them related to the Huaron mine that existed prior to Pan American's acquisition of its interest in Minera Huaron. The proceedings related to a 1998 flood of the adjoining Chungar zinc mine, which also flooded the Huaron mine and caused it to cease operations. The settlement resulted in a payment of $1,350,000 by Chungar to Minera Huaron.

     o In April 2001, Pan American commenced milling operations at the rehabilitated Huaron mine. The Huaron mine reached commercial production levels on May 1, 2001.

     o In July 2001, Pan American optioned a portion of the Huaron property to Anglo American Mining Corporation ("Anglo"). The optioned property consists of approximately 29,008 hectares located on the northern portion of the Huaron property holdings. The option allows Anglo to earn a 51% interest in the optioned property by making annual cash payments of $30,000 to Minera Huaron and by spending $3,000,000 on the optioned property over a four-year period.

     o In August 2001, Pan American sold 9,321 hectares of the Huaron property for consideration having a value equal to $3,700,000 to Volcan Compania Minera S.A.A. ("Volcan"). Such consideration consisted of $200,000 in cash, $500,000 in shares of Volcan, the remaining 27.2% interest in Minera Huaron that Pan American did not already own and other consideration. The acquisition of these shares brought Pan American's direct and indirect ownership in Minera Huaron to 99.85%.

     o In October 2001, Pan American retired the outstanding balance of the $12,000,000 Standard Bank loan facility taken out to re-start the Huaron mine. The $6,300,000 remaining balance was re-paid by a four-year, $6,500,000 loan provided by Banco de Credito del Peru ("Banco de Credito"). The majority of the assets of Minera Huaron are pledged as security for this loan.

     o On January 29, 2002, Pan American updated the feasibility study for production from the La Colorada mine. The updated study indicated that capital costs of $20.0 million would expand the current operations to 800 tonnes of ore per day to yield approximately 3.8 million ounces of silver per year for a minimum 10-year mine life.

     o On March 4, 2002, Pan American acquired a 50% interest in the Manantial Espejo silver and gold exploration property in Argentina. Pan American's acquisition cost was $1,912,000 which consisted of cash in the amount of $662,000 and 231,511 common shares of the Company valued at $1,250,000. In addition, Pan American paid 50% of the $200,000 cost to eliminate a 1.2% net smelter return royalty over the property.

     o On March 11, 2002 Pan American completed a sale of 3.45 million shares to a syndicate of underwriters for net proceeds of $15,599,000.

     o On April 23, 2002 Anglo decided not to continue work on the approximately 29,008 hectares located on the northern portion of the Huaron property holdings.

     o On May 21, 2002 Pan American entered into an agreement to acquire all of the issued and outstanding shares of Corner Bay Silver Inc. ("Corner Bay") which owned the Alamo Dorado deposit in Sonora, Mexico.

     o On June 14, 2002 Pan American entered into a $10,000,000 project debt facility with International Finance Corporation, the funds from which are to be used to expand the La Colorada mine. The Company took its first draw from the facility in March of 2003.

     o On November 8, 2002 Pan American acquired silver bearing stockpiles (the "Stockpiles") located in central Peru from Volcan for 636,942 common shares of the Company, $500,000 in marketable securities owned by Pan American, and $317,000 in cash.

     o In December 2002 Polymetall advised Pan American that they had commenced mine production at Dukat.

     o On February 20, 2003 the Company completed its acquisition of Corner Bay and in connection therewith the Company issued 7,636,659 shares and 3,818,330 warrants to former Corner Bay shareholders and granted options to purchase up to 553,846 common shares of the Company to former employees of Corner Bay.

CORPORATE STRATEGY

     Pan American's corporate strategy is to become one of the world's leading primary silver mining companies. The key elements of Pan American's strategy are to:

     o INCREASE SILVER PRODUCTION - Until 2001, Pan American's only source of silver production was its Quiruvilca mine. During 2001, Pan American commenced production at its Huaron and La Colorada mines and maintained production at the Quiruvilca mine. For the year ended December 31, 2001, silver production was approximately 6.9 million ounces compared to approximately 3.6 million ounces of silver in 2000. For the year ended December 31, 2002 Pan American increased its silver production to 7.8 million ounces, an increase of 12% compared to 2001.

     o ACQUIRE ADDITIONAL NON-PRODUCING SILVER RESOURCES - One of Pan American's objectives is to hold one of North America's largest inventories of non-producing silver resources as leverage to higher silver prices. Pan American holds or has control over non-producing silver resources at its Manantial Espejo property in Argentina, its Hog Heaven and Waterloo properties in the United States and through its interest in the Dukat property in the Russian Federation. Pan American actively seeks opportunities to increase its silver resource base by acquiring formerly producing silver mines with silver resources that could be re-opened should silver prices increase sufficiently to justify such a re-opening.

     o ACQUIRE ADDITIONAL SILVER EXPLORATION PROPERTIES - One of Pan American's objectives is to acquire a portfolio of silver exploration properties. As at December 31, 2002, Pan American holds an option to acquire the San Vicente property in Bolivia. Pan American also owns a 50% interest in the Manantial Espejo exploration property in Argentina. In addition, Huaron holds approximately 41,280 hectares of exploration property. Pan American is actively seeking to acquire additional silver exploration properties with bulk mineable targets that have the possibility of possessing over 50,000,000 ounces of silver mineralization to supplement its existing base of silver exploration properties.

     Pan American's current activities are primarily focussed on Peru, Mexico, Bolivia and Argentina, with a secondary focus on the United States and the Americas generally.

OUTLOOK FOR 2003

     In 2003, Pan American will continue to take steps towards its stated corporate strategy of becoming one of the world's leading primary silver mining companies. In 2003, Pan American expects to maintain close to the current level of production at the Quiruvilca and Huaron mines, commence full production at the La Colorada mine and produce silver from its pyrite Stockpiles in Peru. The combined operations of these mines are expected to increase Pan American's silver production to approximately 10.3 million ounces in 2003.

     Pan American will continue to investigate, evaluate and where appropriate, acquire additional silver production or silver exploration and development properties.

                      NARRATIVE DESCRIPTION OF THE BUSINESS
--------------------------------------------------------------------------------

OPERATIONS

     Pan American's principal products and sources of revenue are silver rich zinc, lead and copper concentrates. In 2002, the Quiruvilca, Huaron, and La Colorada mines and the Stockpiles accounted for all of Pan American's production of concentrates. Information related to Pan American's segment revenues is set forth in Note 13 to the Consolidated Financial Statements and is referred to in the Company's MD&A.

     Consolidated production for the year ended December 31, 2002 was as follows:

                                  QUIRUVILCA               HUARON           LA COLORADA       CONSOLIDATED(1)
                                  ----------               ------           -----------       --------------

Tonnes milled                        508,352              606,300                50,662            1,165,314
Grade
   Grams/tonne silver                    176                  261                   442                  232
   % Zinc                               3.95                 4.08                  1.14                 3.90
   % Lead                               1.44                 2.64                  0.97                 2.04
   % Copper                             0.37                 0.49                     -                 0.42
Production
   Ounces silver                   2,509,689            4,527,971               626,035            7,765,153
   Tonnes zinc                        17,852               20,896                   333               39,081
   Tonnes lead                         6,468               14,006                   316               20,790
   Tonnes copper                       1,107                1,740                     -                2,847

-----------

1    includes 101,458 ounces of silver produced from the Stockpiles.



OPERATING MINES


QUIRUVILCA MINE


         OWNERSHIP AND PROPERTY DESCRIPTION

     The Company's wholly-owned indirect subsidiaries, Pan American Peru owns and Mina Quiruvilca operates, the Quiruvilca mine. Pan American acquired the Quiruvilca mine in 1995.

     The Quiruvilca mine is an underground mine. The Quiruvilca mineral property consists of 158 mining concessions covering 8,581 hectares. Mina Quiruvilca owns six mining concessions covering 3,472 hectares that are being explored by Barrick. Mina Quiruvilca holds surface and water rights in the area covering the mill and related workings.


         LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

     The Quiruvilca mine is located in the District of Quiruvilca, Province of Santiago de Chuco, Department of La Libertad in northwestern Peru. The Quiruvilca mine is 76 kilometres east of the coastal city of Trujillo. The mine is centred at approximately 8 degrees 00' 57" South Latitude and 78 degrees 20' 33" West Longitude. The Quiruvilca mine lies in the Andean mountain range above the tree line. Elevations in the immediate area of the mine range from 3,450 metres to 4,075 metres above sea level.

     Access to the Quiruvilca mine is by a 137 kilometre all weather road east from the city of Trujillo. The first 33 kilometres of the road are paved and the remaining 104 kilometres consist of a dirt road. The last major upgrade to the road was in 1996. Trujillo is connected to Lima by a paved all-weather highway.

     The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees, typical of the Peruvian Andes. Natural vegetation is mainly grasses, forming meadows. These meadows have permitted development of varied livestock operations.

     The climate at the mine site is classified as "cold climate" or "boreal". Average minimum and maximum temperatures in the region range from 5.7 to 14.8 degrees Celsius. One of the characteristics of this climate is wet summers (highest rainfall occurs from January to April) and dry winters. The Quiruvilca mine operates throughout the entire year.

     The primary source of power for the Quiruvilca mine is the Peruvian national power grid via a 65 kilometre 138kV line from the city of Trujillo to the Motil substation. A 20 kilometre 33kV line connects the mine site to the Motil substation. Pan American owns and operates a diesel generating system, which provides a back up source of power for the Quiruvilca mine.

     Pan American is permitted to pump water from the Los Angeles Lake, to the east of the Andean divide to two dams east of the town of Quiruvilca as well as to other local rivers and streams in the area. Process water is drawn from these dams.

     Peru's economy is dependent on mining and there is a sufficient local source of mining personnel and related infrastructure.


     ROYALTIES AND ENCUMBRANCES

     The Quiruvilca property is not subject to any royalties or encumbrances.

     Quiruvilca has undetermined environmental liabilities and in connection therewith the Company has taken a charge against operations of approximately $12.5 million.


     TAXATION

     The principal taxes of Peru affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax. The overall tax burden in Peru is less than the Canadian tax burden.


     HISTORY

     Mineralization was first reported in the area of the Quiruvilca mine in 1789. Small-scale silver mining in the area was carried on from the 1870's until 1924. Between 1924 and 1925, Northern Peru Mining and Smelting Co. ("NPMS"), the predecessor to Mina Quiruvilca, which was formed by ASARCO, acquired certain mining concessions in the area and began mining operations. The operation was shut down in 1931. The Quiruvilca mine was re-opened in 1940 and has been in operation since that time. Since 1940 NPMS claimed additional mineral concessions in the area and purchased several adjacent mining concessions as well as surface and water rights in the area.

     Initially, mining by NPMS focused on the copper bearing veins in the Enargite Zone (as defined below) but gradually focus was shifted to veins in the Zinc-Lead Zone (as defined below). In March 1967, the mill started to treat complex ores producing copper, lead and zinc concentrates.


     GEOLOGY

     The Quiruvilca mine is situated within the eastern edge of a major sequence of volcanic rocks, interpreted as part of the Calipuy Volcanic complex of the Mid-Miocene. This volcanic formation, with a thickness of about 2,000 metres, consists of andesite flows and flow breccias inter-layered with thin basalt flows and occasional tuffaceous lacustrine sediments.

     The mineralization at Quiruvilca is contained in a series of narrow veins filling the fractures and faults. Over 130 veins have been identified in the mine area. At least three-quarters have been mined at some point in time. Although narrow, the veins at Quiruvilca tend to have an extensive lateral and vertical continuity with abundant splits, cymoid loops, pinch and swell structures. In some places, the veins show some thick ore shoots connected to thinner diagonal sub-economic to non-economic zones. The width varies up to two metres in the central zone to stringers in the Zinc-Lead Zone (as defined below). The average width of veins currently being mined is 0.65 metres. The average dip of the veins is 70 degrees, but range from vertical to 40 degrees.

     The mineralization exhibits strong metal zoning. The central copper zone, some 700 metres by 2,800 metres in area, consists of predominately enargite-pyrite, with lesser chalcopyrite, tennantite, tetrahedrite, sphalerite and galena (the "Enargite Zone"). The Enargite Zone is surrounded by a relatively narrow transition zone of tennantite, tetrahedrite, sphalerite and galena (the "Transition Zone"). The Transition Zone is in turn surrounded by a zinc-lead zone of predominately sphalerite and galena, which extends some 500 metres beyond the Transition Zone (the "Zinc-Lead Zone"). In recent years some 70% of the Quiruvilca mine's production has come from the Zinc-Lead Zone. An outer zone consists of stibnite, arsenopyrite and pyrite.


     DRILLING, SAMPLING AND ANALYSIS, SECURITY OF SAMPLES

     Exploration at the Quiruvilca property is conducted using a combination of diamond drilling and underground drifting. Four diamond drills are in continuous operation at the property, drilling BQ (36.4 mm diameter) sized holes between 50 and 200 meters in length. This is generally followed by underground cross-cutting at a 70 meter spacing. During 2002, 15,264 meters of drilling was done, along with 7,608 meters of drifting for reserve delineation and access.

     Diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility. Cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.

     Assaying is done at Quiruvilca's laboratory. The laboratory conducts a routine internal quality assurance/quality control program that includes external check samples and the routine submission of standards.

     All sampling, whether diamond drilling or cross-cutting, is done under the direct supervision of the Quiruvilca mine geology department.


     MINERAL RESERVES

     Pan American's management estimates that proven and probable mineral reserves at the Quiruvilca mine as at December 31, 2002 are 2,109,100 tonnes with an average grade of 186 grams/tonne silver, details of which are set out in the following table:

                       QUIRUVILCA MINERAL RESERVES (1),(2),(3)

 RESERVE                          GRAMS OF SILVER
CATEGORY             TONNES          PER TONNE          % ZINC        % LEAD      % COPPER
--------            ---------     ---------------       ------        ------      --------

Proven              1,976,500           191              4.28          1.58          0.49
Probable              732,600           178              4.60          1.62          0.42
                    ---------           ---              ----          ----          ----
Total               2,109,100           186              4.39          1.59          0.47

-----------

1 Calculated using a price of $4.75 per ounce of silver and $900 per tonne of zinc.

2 Estimates of mineral reserves are calculated on the basis of blocks exposed by underground workings on one or more sides and having an in-place diluted value equal to or above the cutoff grade ($28/tonne). Proven and probable mineral reserves are extrapolated between 15 and 30 metres down dip depending on vein continuity.

3 Mineral reserves were estimated by the engineering and geology staff of the Company's wholly-owned subsidiary, Mina Quiruvilca, under the supervision of the Company's "qualified person", Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and, based upon those tests and reviews, Pan American is satisfied with the accuracy of the reserve calculations.



     RECONCILIATION OF MINERAL RESERVES

     Mineral reserves are adjusted annually by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Quiruvilca to December 31, 2002:

                RECONCILIATION OF MINERAL RESERVES AT QUIRUVILCA


                                                                          TONNES
                                                                          ------

         Opening balance, December 31, 2001                             2,749,400(1)
                                                                        ---------
         Additions                                                        331,486(2)
         Losses                                                           847,543(3)
         Tonnes mined from reserves                                       323,638
         Low grade added to reserves                                      199,395
                                                                        ---------
         Closing balance, December 31, 2002                             2,109,100
                                                                        =========

----------

1 December 31, 2001 reserves were calculated using a price of $5.00 per ounce of silver and $1,000 per tonne of zinc.

2    Additions are from tonnes added through exploration and reinterpretation.

3 Losses during 2002 consisted of 301,388 tonnes of material that was moved to the resource category due to declining metal prices, 122,897 tonnes of material that was moved to the resource category due to reinterpretation, and 427,258 tonnes of material that was moved to the resource category mainly due to the accessibility of the ore.

     Management of the Company believes that reserves at the Quiruvilca mine are sufficient for at least four years at current production rates.


     MINERAL RESOURCES

     Pan American's management estimates that mineral resources at the Quiruvilca mine as at December 31, 2002 are as follows:

                        QUIRUVILCA MINERAL RESOURCES(1),(2)

RESOURCE                           GRAMS OF SILVER
CATEGORY              TONNES          PER TONNE         % ZINC      % LEAD       % COPPER
---------             ------       ---------------      ------      ------       --------

  Measured             1,123,800           177            3.41        1.30           1.74
  Indicated              356,200           186            4.56        1.61           1.19
  Total                1,482,000           179            3.69        1.37           1.61
                       ---------           ---            ----        ----           ----
  Inferred             2,044,100           170            4.45        1.64           0.43
                       ---------           ---            ----        ----           ----


----------

1    These resources are in addition to Quiruvilca mineral reserves.

2 Mineral resources were estimated by the engineering and geology staff of the Company's wholly-owned subsidiary, Mina Quiruvilca, under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.



     MINING

     The Quiruvilca mine extends over an area that is four kilometres east/west by three kilometres north/south and from an elevation of 4,050 metres at the top of the mountain down to the 340 metre level (elevation 3,537 metres). Access to the mine has been from seven adits driven into the side of the mountain at elevations ranging from 3,925 metres to 3,650 metres.

     Battery locomotives are used to haul ore and waste from the stopes and development headings to ore and waste passes. Ore from the upper levels of the mine is delivered to ore passes, which transfer it to the 220 level main haulage level. Diesel locomotives with mine cars are used to transport ore from the ore passes on the 220 level to coarse ore bins.

     Of the 65 veins presently being mined, 11 contributed approximately 50% of the production during calendar 2002. The bulk of recent production has come from veins, which average less than 0.60 metres in width in the Zinc-Lead and Transition Zones.

     There are presently 110 active stopes in the mine, with approximately one-third in the drilling and blasting phase, one-third in the mucking phase and one-third in the filling phase at any given time. Two stoping methods are presently in use at the Quiruvilca mine. In stopes where the vein's mineable width is less than 1.0 metre, and where hydraulic backfill is not available, resuing is employed. Resuing was utilized in at least half of the stopes over the past few years. Cut-and-fill stopes are used where hydraulic backfill is available with tailings used as fill. In stopes where the ground conditions permit, up to two cuts are taken prior to filling. There are variations to these stoping methods to suit local conditions.

     A hydraulic backfill plant was first installed in 1977, overhauled in 1991 and expanded in 1998. Tailings from the mill are directed to the sand-fill plant located near the Santa Catalina tailings pond. The fines are removed with cyclones, and the coarse is directed to the distribution plants or storage tanks. The sand-fill is pumped 2,700 metres to the Luz Angelica distribution plant, or a further 1,600 metres to the central distribution plant through a 76 millimetre HDPE line. The distribution plants are equipped with 170 cubic metre storage tanks. When backfill is required underground, the fill is re-slurried and pumped underground. Expansion of the backfill system capacity commenced in late 1998 and was completed in 1999 to increase backfill for a mining rate of 600,000 tonnes per year.

     The average monthly production from the Quiruvilca mine for 2002 was 42,302 tonnes, a decrease from 47,371 tonnes in 2001. Production was decreased in 2002 to lower overall operating costs and reduce production from low-grade stopes and more distant areas of mine.


     MILLING

     The mill flowsheet consists of three-stage-crushing, ball mill grinding and selective flotation of the ore to produce copper, lead and zinc concentrates, followed by thickening and filtering of the concentrates. During 1999 the daily capacity of the mill was increased to over 2,000 tonnes per day. Daily throughput is currently 2,050 tonnes per day, with the mill operating an average
5.0 days per week.

     Although the mill equipment (with the exception of the primary and secondary crusher, the primary grinding circuit, the primary lead rougher flotation cells and the zinc and lead cleaning circuits) dates from the 1950s and 1960s, it has been adequately maintained and operates well. The mill operated an average 70.0% of the time in 2002 compared to an average of 73% of the time in 2001. Down-time was primarily due to planned maintenance (7%), scheduled Saturday and Sunday shutdowns (20%), and other non-planned shutdowns due to electrical outages and breakdowns (3.0%).


     ENVIRONMENT, HEALTH AND SAFETY

     Environmental regulations are evolving in Peru and it is expected that these requirements will eventually reach North American standards. As part of Peru's developing regulatory framework, mining companies were required to submit environmental evaluation reports summarizing general environmental conditions at their mines and environmental remediation plans. Mina Quiruvilca filed an evaluation report with the Peruvian Ministry of Energy and Mines in 1995 and filed a Program for Environmental Remediation and Management ("PAMA") in 1996 in compliance with Peruvian regulations. The PAMA addressed, among other things, stabilization of tailings impoundment, tailings reclamation, mine acid water neutralization and other effluent treatment, revegetation and a contingency plan. For each of these issues, Pan American provided an implementation schedule and estimates of capital expenditures. The PAMA was approved by the Peruvian Ministry of Energy and Mines in 1997 and the terms of the PAMA were to have been completed by March 2002. Water flowing from the Quiruvilca mine is acidic and contains copper, lead, zinc and iron. Under the terms of its PAMA, Mina Quiruvilca agreed to construct a water treatment facility at the mine. Construction of a mine water treatment facility was completed in 1998 at a cost of $3,800,000. Commissioning of the facility occurred in June of 1999. During 2002, water quality at the compliance point has generally met pH standards and a majority of metal compliance standards since start-up. Hydrological studies now underway will evaluate surface water inflows into the mine, and allow identification of options to improve management of underground flows. Ongoing work is focused on evaluating water treatment options to reduce metal levels from water inflows downstream from the mine and water treatment plant.

     Quiruvilca's PAMA projects and expenditures for the years 1997 to 2002 were audited by independent consultants and reviewed by Peruvian environmental regulators in 2002. Investments completed exceeded the total required under the PAMA. Based on discussions with auditors, some projects had been re-classified as part of a closure plan. Expenditures for several lesser PAMA projects had considerably exceeded the original budget, but had not been completed at PAMA expiry due to wet conditions. The company is currently in discussions with regulators, while the PAMA process defined remediation projects, expenditures and time frames to achieve compliance primarily with respect to water quality, it explicitly excluded closure projects, and in many cases did not fully consider remediation of historic liabilities, whether caused by third parties or predecessor companies. In addition, no mechanism had been provided within the PAMA process to review and revise projects based on results achieved to assess whether budgeted programs would still be effective in achieving the results desired.

     Pan American's operations at the Quiruvilca mine currently comply in all material respects with the applicable Peruvian laws. In 1999, Mina Quiruvilca received the National Society of Mining, Petroleum and Energy's highest environmental award and in 2000 the Latin American Organization of Mining's environmental award for polymetallic deposits.

     The most significant environmental issues currently associated with the Quiruvilca mine are metal-laden acid water discharge from the mine, acid rock drainage from the mine's tailings deposit areas and the containment and stability of mine tailings ponds.

     During the past five years Pan American has taken steps to stabilize and remediate the three tailings areas identified by Pan American as having a potential for stability problems.

     In 1963, and again in 1967, earthquakes liquefied the Almirvilca tailings area causing a run-out of tailings into the nearby Rio Moche. The tailings flowed up to ten kilometres downstream and formed terrace deposits over an area of some four hectares along the stream. Approximately 30% of the total volume of these tailings have been cleaned out and used as borrowed material to build the San Felipe stabilizing berm. Ongoing cleanup of the riverbed continued during the dry season from 1999 through 2001 and will be substantially completed in 2003.

     During late 1998 and through early 2002 Pan American implemented a third party safety and training program for employees and contractors. All employees were required to undergo safety training and all new underground employees were required to undergo training prior to being assigned to their first position. The safety department was required to provide one inspector per mine area. All mine supervisors completed the first two phases of a multi-phase third party safety program.

     From 1998 through 2002, on a cumulative basis, the year-end accident frequency was reduced by 57%, accident severity by 14% and lost time accidents by 68%. During 2001, the Peruvian definition of lost-time accidents was changed -- the previous definition was that a lost-time accident occurred when a worker was unable to return to normal duties for more than three days; the current definition changed the three-day duration to more than one-day.


     CAPITAL EXPENDITURES

     Since 1995, Pan American has undertaken a program of capital and non-operating expenditures at the Quiruvilca mine to improve its operations, ensure compliance with its PAMA and reduce operating costs.

     During 2002, capital expenditures were approximately $626,000 and consisted of:

     o    mine and related structures on the mine's 340 level of $519,000; and

     o    tailings dam expansion at a cost of $98,000.

     Of these expenditures, $400,000 were capitalized for accounting purposes and the remainder was changed to operations.

     During 2001, capital expenditures at Quiruvilca were approximately $470,000 and consisted of:

     o    a new hospital building at a cost of approximately $130,000;

     o civil and mechanical work on the mine's 340 level at a cost of approximately $125,000;

     o    mine ventilation system improvements at a cost of approximately
          $50,000;

     o computer system software and implementation costing approximately $40,000; and

     o various other projects and equipment purchases at a cost of approximately $125,000.

     In 2000, Pan American's capital expenditures at the Quiruvilca mine were approximately $1.1 million and consisted of:

     o    tailings dam expansion at a cost of approximately $450,000;

     o mine equipment and mine services upgrades at a cost of approximately $180,000;

     o    environmental projects at a cost of approximately $150,000;

     o new computer systems and upgrades to computer equipment at a cost of approximately $40,000;

     o    other minor expenditures totalling $280,000.

     Pan American has budgeted $0.4 million for 2003 capital expenditures at the Quiruvilca mine consisting of sustaining capital and mine deepening.

     Pan American expects to fund future capital expenditures from cash flow from the Quiruvilca mine. In the event that cash flow from the Quiruvilca mine is insufficient to fund the capital expenditure program, Pan American will fund the remainder of the capital expenditure program from working capital.


     MARKETING

     The principal products from the Quiruvilca mine are silver rich zinc, lead and copper concentrates. All of these concentrates are sold under contracts to arm's length metals trading companies or arm's length integrated mining and smelting companies. In 2002, zinc concentrate was sold under the last year of a two-year contract. For 2003, that contract has been replaced with a contract which runs until 2006, which contract has a minimum one-year extension clause at the option of either party. Lead concentrates have been sold under a four-year contract expiring in 2004. Copper concentrate has been sold under a contract that also expires at the end of 2004. All contracts are at arms length. Mina Quiruvilca receives payment for an agreed percentage of the silver and lead, zinc, or copper contained in the concentrate, after deduction of smelting and refining costs. As well, a contract has been signed to sell lead concentrate from Quiruvilca for 2005 and 2006 with a minimum one-year extension beyond the contract period at the option of either party.

     During 2002, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

                                                                          AVERAGE PRICE
                                      REVENUE(1)           TONNES            PER TONNE
                                    ------------           ------         -------------

Zinc Concentrate                    $6,018,898             27,408              $  220
Lead Concentrate                    $4,450,154              9,851              $  452
Copper Concentrate                  $4,975,952              4,710              $1,056

-------------

1    Consists of sales to arm's length customers.

     During 2001, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

                                                                          AVERAGE PRICE
                                      REVENUE(1)           TONNES            PER TONNE
                                    -----------            ------         -------------

Zinc Concentrate                    $8,991,980             39,475              $  228
Lead Concentrate                    $6,285,649             12,975              $  484
Copper Concentrate                  $6,135,727              5,602              $1,095

-------------

1    Consists of sales to arm's length customers.

     The zinc and lead concentrates produced by the Quiruvilca mine are highly marketable as they contain low levels of impurities. Although the silver-rich copper concentrate produced by the Quiruvilca mine contains arsenic and antimony impurities, its marketability is not affected because of the high amount of silver contained in the concentrate. To date, Pan American has not experienced difficulty in securing contracts for the sale of the Quiruvilca mine's zinc, lead or copper concentrates.


HUARON MINE


     OWNERSHIP AND PROPERTY DESCRIPTION

     The Company owns 99.85% of a private Peruvian company, Minera Huaron, which owns and operates the Huaron mine.

     The Huaron mine is an underground silver mine and the property consists of exploitation claims covering approximately 17,075 hectares, 70,000 hectares of exploration claims and 473 hectares of surface rights and a lease over 178 hectares of surface rights covering the main workings. During 2001, Minera Huaron sold 9,321 hectares of claims, of which 49 hectares were exploitation claims and 9,272 hectares were exploration claims.


     LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

     The Huaron mine is located in the Department of Pasco, Province of Pasco, District of Huayllay in central Peru, 320 km northeast of Lima. The property lies on the eastern flank of the western branch of the Andean mountain range from an elevation of 4,250 metres to 4,800 metres above sea level.

     Access to the Huaron property is by a continuously maintained 285 kilometre paved highway between Lima and Unish and a well maintained 35-kilometre gravel road between Unish and the Huaron property.

     The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees. Natural vegetation is mainly grasses, forming meadows. These meadows have permitted development of varied livestock operations.

     The climate at the mine site is semi-humid with average annual temperatures ranging from three to ten degrees Celsius. The Huaron mine operates throughout the entire year.

     The primary source of power for the Huaron mine is the Peruvian national power grid.

     Historically, the supply of water has been abundant and is provided by local lakes and rivers.

     Peru's economy is dependent on mining and there is a large local source of mining personnel.

     ROYALTIES AND ENCUMBRANCES

     The Huaron property is subject to the Huaron Royalty, a 3% net smelter return royalty, which is payable after 4,300,000 tonnes of ore from the Huaron property have been recovered. Pan American estimates that this will not occur until 2007 or 2008 based on currently planned levels of mining activities.

     Substantially all of Huaron's plant and equipment is subject to a mortgage and charge in favour of Banco de Credito del Peru as security for the liabilities and obligations of Minera Huaron under a $6,500,000 loan facility made available to Minera Huaron for working capital purposes. To the best of Pan American's knowledge, the Huaron property is not subject to any royalties or encumbrances other than those set out above.

     Huaron has undetermined environmental liabilities, however, to date the Company has taken a charge against operations of approximately $500,000.


     PAN AMERICAN'S ACQUISITION OF HUARON

     On March 6, 2000, the Company entered into a Stock Purchase Agreement pursuant to which the Company acquired 71.8% of the common shares of Minera Huaron (which owns 100% of the Huaron property) in consideration for: (i) the issuance of 1,780,389 common shares of the Company; (ii) the issuance of stock options to purchase up to 700,000 common shares of the Company exercisable at $4.00 per common share (expiring March 6, 2010); and (iii) the grant of the Huaron Royalty to the Huaron Vendors. The 700,000 stock options were issued to a representative of the Huaron Vendors, Hannibal International, Inc., a Panamanian corporation arm's length to the Company. All of these options to purchase common shares of the Company have been exercised.

     Included in the liabilities of Minera Huaron at the date of acquisition was $3,174,000 payable to former majority shareholders of Minera Huaron. This liability was discharged from the sale proceeds of certain assets of Minera Huaron ($1,980,000) and corporate funds ($1,194,000).

     Between March 6, 2000 and December 31, 2000, the Company increased its ownership of Minera Huaron from 71.8% to 72.6% through the purchase of additional common shares of Minera Huaron from minority shareholders at arm's length to the Company for $65,000.

     In August 2001, Pan American received an additional 27.2% of the common shares of Minera Huaron, $200,000 in cash, $500,000 in shares of Volcan Compania Minera S.A., ("Volcan") and additional consideration in exchange for transferring 9,321 hectares of exploration and exploitation claims to Volcan.

     When Pan American acquired its 71.8% interest in the Huaron mine, the mine was not operating. In April 1998, a portion of the floor of nearby Lake Naticocha collapsed and allowed water to flood through the adjacent Chungar Animon mine and through interconnected tunnels into the Huaron mine. The flood caused Minera Huaron's operations at the Huaron mine to be shut down.


     HISTORY

     The Huaron mine is an underground mine with narrow veins of silver-rich base metal sulphides. The mine, mill and supporting villages were originally built and operated by a subsidiary of the French Penarroya company from 1912 to 1987. In 1987 the mine was sold to Hochschild. To date, approximately 22 million tonnes of silver-rich base metals sulphides ore have been mined from the Huaron property. Silver is the main constituent, contributing about 49% of the historic sales value, the rest being zinc 33%, lead 15% and copper 3%.

     Ore from the mine was processed on-site by crushing, grinding, and differential flotation to produce copper, lead and zinc concentrates. Before the 1998 closure, between 800 and 1,500 tonnes per day were processed, and 700 to 1,200 tonnes per day of tailings were produced. About 60% of the tailings were used as underground backfill. The rest were gravity fed for disposal into tailings containment ponds.

     The production rates for the last periods of operation, before the flooding, at the Huaron Mine are set forth in the following table.


                              PRODUCTION RATE
                      -----------------------------
YEAR                  TONNES / YEAR   TONNES/ MONTH
----                  -------------   -------------

1998 (4 months)           158,000          43,500
1997                      442,000          37,000
1996                      305,000          25,000
1995                      303,000          25,000


     After the April 1998 flooding, the Huaron mine operations were shut down, the labour force was terminated, the village closed, and work was undertaken to clean up the flood damage, drain the workings and prepare for an eventual restart of production. Currently the lake, which provided the source of floodwater, is dry and will not be refilled. There is no threat of further flooding. Chungar, in accordance with the settlement agreement reached with Minera Huaron in September 2000, constructed a channel to route water around the lake to provide water for the Huaron's mine operation and to reduce the water in upstream lakes to prevent agricultural flooding which had created local social pressures.


     REHABILITATION OF HUARON MINE

     After Pan American's acquisition of the Huaron mine, a $12 million bank financing was concluded with Standard Bank London Limited in early September 2000 to provide the funding necessary to place the mine back into production. Pan American commenced construction in September 2000, which was substantially completed by April 2001.

     The steps taken to place the mine back in operation included:

     (a)  rehabilitation of underground ramps and access ways;

     (b) rehabilitation of existing or construction of new underground services in particular ventilation, hydraulic backfill and electrical distribution;

     (c) stope preparation work for initial mining as well as the commencement of longer term development (access and raises);

     (d) rehabilitation of the mill, with the major areas being the installation of a larger ball mill to allow for finer grinding, electrical upgrades and mechanical overhauls; and

     (e) infrastructure upgrades with the major component being earthwork to increase the stability of the tailings dam to acceptable levels.


     Milling operations at the rehabilitated Huaron mine were started in April 2001. The mine and mill achieved commercial production in May 2001.

     Capital costs of the rehabilitation, including preproduction mining and operations were approximately $11.1 million.

     The $12 million credit facility was repaid in 2002.


     GEOLOGY

     The main lithology in the Huaron area is a sequence of continental lacustrine "redbeds" consisting of interbedded sandstones, limestones, marls, conglomerates, breccias and limey cherts of the Abigarrada and Casapalca Formations of Upper Cretaceous to Lower Tertiary age. These rocks unconformably overlay massive marine limestones of the Upper Cretaceous Jumasha Formation. To the west of the mine a series of andesites and dacites of the mid to lower Tertiary Calipuy Formation outcrop. A series of sub-vertical porphyritic quartz monzonite dykes, thought to be contemporaneous with the volcanics strike generally north-south and cut across the mine stratigraphy.

     The rocks in the central part of the mine and at lower elevations are principally thinly bedded marls and sandstones known as the lower redbeds. In the eastern side of the mine the upper redbeds occur. The upper section of these rocks consists of calcareous Sevilla chert that overlies sandstones and calcareous marls. The bottom of this sequence consists of the Barnabe quartzite conglomerate. In the western side of the mine rocks consist of a series of interbedded conglomerates (San Pedro) and sandstones. The conglomerate contains poorly sorted limestone and quartz clasts in a sandy matrix. Throughout the mine area a series of quartz porphyry monzonite dykes cut the sediments.

     The Huaron mine is within an anticline formed by east-west compressional forces. The axis of the anticline is approximately north-south and it plunges gently to the north. There are two series of faults, the principal one formed by a series of compressional faults generally parallel to the axis of the anticline and the secondary tensional faults, which are oriented in an east-west direction. On the western side of the anticline the north-south faults are considered to be reverse faults. The intrusives strike in two principal directions N70 degrees E and S10 degrees E. Later erosion has left most of the area covered with recent soils except where the more resistant cherts and conglomerates form ridges parallel to the flanks of the anticline. These outcrops are discontinuous and frequently offset by the crosscutting east-west faults.

     Huaron is a polymetallic deposit (hosting silver, lead, zinc and copper, with silver being the most important) consisting of mineralized structures probably related to Miocene monzonite dykes principally within but not confined to the Huaron anticline. Mineralization is encountered as veins in the north-south and east-west striking fault systems, beds and lenses associated with the calcareous sections of the conglomerates and breccias where they are intersected by veins, irregular bodies that occur at favourable stratigraphic horizons, and disseminated bodies in the monzonite intrusives surrounding favorable vein intersections.

     The first pulse of mineralization was associated with the emplacement of intrusive bodies and subsequent opening of the structures, during which zinc, iron, tin, and tungsten minerals were deposited. This was followed by a copper, lead and silver rich stage, and finally by an antimony/silver phase associated with quartz.

     More than 95 minerals have been identified at Huaron with the most important economic minerals being tennantite-tetrahydrite containing most of the silver, sphalerite and galena. The principal gangue minerals are pyrite, quartz, calcite and rhodochrosite. Enargite and pyrrhotite are common in the central copper core of the mine and zinc oxides and silicates are encountered in structures with deep weathering. Silver is also found in sulfosalts pyrargyrite, proustite, polybasite and pearceite.

     There is a definite mineral zoning at Huaron and the mine has been divided into seven separate zones. There is a central copper core (Zone 5) where the principal economic mineral was enargite. The structures contain copper with pyrite and quartz. This area was extensively mined by previous operators but because of the high arsenic and antimony content and poor metal recoveries mining in this area could be problematic. To the east and west of the central core are Zones 2, 3 and 4 where silver, lead and zinc are found in carbonates principally calcite and rhodochrosite. Zone 1 to the north of the central core contains silver, lead and zinc associated with pyrite. Zone 6 is along the west side of the axis of the anticline and south of Zone 2 is principally lead and zinc with lower silver values within carbonates. Zone 7 is a narrow band running north-south along the general axis of the anticline and to the south of Zone 3 and contains principally yellow sphalerite and sulfosalts in structures of rhodochrosite.

     The central core of the district has adularia-sericite alteration overprinted with strong silicification and epidote-pyrite. This core is surrounded by a zone containing epidote-pyrite-quartz that grades outwardly to a zone containing chlorite and magnetite. The mineralized structures are concentrated in the central core of the district but important structures continue into the outer zones.


     DRILLING, SAMPLING AND ANALYSIS, SECURITY OF SAMPLES

     Exploration at Huaron is conducted using a combination of underground drilling and drifting. Generally, underground drillholes that intersect promising ore grade mineralization are followed up by drifting for resource and reserve definition. During 2002, 5092 meters were drilled using four drill rigs. In addition, there was 4525 meters of underground drifting for resource and reserve definition.

     Drill core is split with half remaining on-site for further reference. Assaying, for both drill samples and underground channel samples, is done at the mine laboratory. The quality assurance/quality control program includes checks run at an outside lab and the submission of standards to the mine lab.

     All of the geologic activities, including sampling, are conducted under the direct supervision of the Huaron Chief Geologist.


     MINERAL RESERVES

     Pan American's management has estimated proven and probable mineral reserves at the Huaron mine, as at December 31, 2002, to be as follows:

                              HUARON RESERVES(1),(2)


    RESERVE                     GRAMS OF SILVER
   CATEGORY           TONNES       PER TONNE        % ZINC      % LEAD       % COPPER
  -----------        ---------  ---------------     ------      ------       --------
  Proven             4,220,300        250            4.64        2.54          0.47
  Probable           1,694,400        244            4.60        2.54          0.42
                     ---------        ---            ----        ----          ----
  Total              5,914,700        249            4.63        2.54          0.46

-----------

1 Calculated using a price of $4.75 per ounce of silver and $900 per tonne of zinc.

2 Mineral reserves have been calculated by the mine staff of the Company's subsidiary, Minera Huaron, under the supervision of the Company's "qualified person", Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve calculations.



     RECONCILIATION OF MINERAL RESERVES

     Mineral reserves are adjusted by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Huaron to December 31, 2002:

                  RECONCILIATION OF MINERAL RESERVES AT HUARON



                                                                        TONNES
                                                                       ---------
         Opening balance, December 31, 2001                            6,684,850

         Additions(1)                                                    420,150
         Losses(2)                                                       776,360
         Tonnes mined from reserves                                      413,700
                                                                       ---------
         Closing balance, December 31, 2002                            5,914,700
                                                                       =========


-----------

1    Additions are from tonnes added through exploration or reinterpretation.

2 Losses are from 118,940 tonnes lost through re-interpretation and 657,420 tonnes lost due to declining metal prices.

     Management of the company believes that reserves at the Huaron Mine are sufficient for at least ten years at current production rates.


     MINERAL RESOURCES

     Pan American's management estimates that mineral resources at the Huaron mine, as of December 31, 2001, are as follows:

                            HUARON RESOURCES(1),(2),(3),


     RESOURCE                       GRAMS OF SILVER
     CATEGORY           TONNES         PER TONNE       % ZINC     % LEAD     % COPPER
-------------------    ---------    ---------------    ------     ------     --------
  Measured             1,507,600          187           3.12       1.67        0.36
  Indicated              679,165          185           3.17       1.60        0.35
                       ---------          ---           ----       ----        ----
  Total                2,186,765          186           3.13       1.64        0.35
                       ---------          ---           ----       ----        ----
  Inferred             4,818,000          244           3.79       2.42        0.42
                       ---------          ---           ----       ----        ----

-----------

1 Calculated using a price of $4.75 per ounce of silver and $900 per tonne zinc.

2    These resources are in addition to Huaron's mineral reserves.

3 Mineral resources have been calculated by the mine staff of the Company's subsidiary, Minera Huaron, under the supervision of the Company's "qualified person", Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher has reviewed and tested the information developed by the Company's operating subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.




     MINING

     The Huaron mine is located under a mountain range with development from elevation 4,250 metres above sea level to 4,650 metres above sea level. Initially, Pan American's mining activities will extend over an area of two kilometers by two kilometers.

     The main mine access is by a four metre by four metre ramp which is used for truck haulage of ore out of the mine. There are two existing shafts on the property but these have not been used since the late 1980's.

     In 2003 it is expected that stopes from 15 different veins will be mined with approximately 25 stopes active at any time. The mining method is over 80% mechanized cut-and-fill using mill tailings as the backfill material. The other mining method employed will be unmechanized shrink stoping for the narrower veins with development waste as backfill.

     Contractors under the supervision of Pan American carry out all mining activities. Pan American also carries out geological, mine planning and mine engineering functions for the mine.

     In the last quarter of 2002, the Company began developing an additional area of the mine to increase the number of stopes to between 30 and 32 and increase mill throughput by 10%.


     MILLING

     The mill flowsheet consists of three stages of crushing, ball mill grinding and selective flotation of the ore to produce copper, lead and zinc concentrates. The mill capacity was designed to be approximately 2,000 tonnes per day.

     The equipment in the mill is predominantly refurbished equipment, although several items are new (zinc filter, vacuum pump, etc). The majority of the equipment is post-1980 in age. Prior to the rehabilitation process, the mill operated at 42,500 tonnes per month. The addition of a large ball mill in the rehabilitation program increased grinding throughput as well as allowing material to be ground finer to increase recovery.

     The mill started operations on April 17, 2001, and reached commercial production in May 2001. During 2002, the mill processed 606,300 tonnes, an average of 50,525 tonnes per month. Pan American expects the mill to produce at a rate in excess of 50,000 tonnes per month.


     MARKETING

     The products of value to be produced from the Huaron mine are silver rich zinc, lead and copper concentrates. In 2002, zinc concentrate was sold under the last year of a two-year contract. For 2003 the contract has been replaced with a contract which runs until 2006, which contract has a minimum one-year extension clause at the option of either party. In 2001 lead concentrate was sold under a four-year contract that expires in 2004. Copper concentrate was sold under a contract that expires at the end of 2005. All contracts are at arms length. Minera Huaron will receive payment for an agreed percentage of the silver, lead, zinc or copper contained in the concentrate after deduction of smelting and refining costs. In 2001, long-term contracts for the sale of Huaron's zinc and lead concentrate were signed with an arm's length metals trading company. These contracts extend through 2006 with an option to extend through 2007. In 2002, a contract for the sale of Huaron's excess lead concentrate production was signed with an arm's length metals trading company. This contract is for the years 2002 and 2003 and covers lead concentrate production in excess of that previously contracted.

     During 2002, 100% of Huaron's zinc concentrate was sold to a metals trading company; 100% of Huaron's lead concentrate was sold to an integrated metals smelter or a metals trading company; and 100% of Huaron's copper concentrate was sold to a Peruvian integrated metals smelter.

     In 2001 and 2002, the revenues per type of concentrate produced by the Huaron mine were as follows:

                                                                           AVERAGE PRICE
2002                                  REVENUE              TONNES            PER TONNE
----                                 ---------             ------          -------------
Zinc Concentrate                    $8,803,506             43,827              $  201
Lead Concentrate                    $9,285,097             26,088              $  356
Copper Concentrate                  $8,596,221              6,022              $1,427



                                                                           AVERAGE PRICE
2001                                  REVENUE              TONNES            PER TONNE
----                                 ---------             ------          -------------
Zinc Concentrate                    $2,587,119             14,237              $  182
Lead Concentrate                    $5,041,925             14,723              $  342
Copper Concentrate                  $5,384,260              3,915              $1,375



     Under the terms of its concentrate sales agreements Minera Huaron is entitled to receive partial payments for the value of concentrate that it has produced but not yet delivered ("Advance Payments"). Minera Huaron is obliged to make deliveries of concentrate in order to discharge these Advance Payments. The Company has guaranteed Minera Huaron's performance, up to $2 million under Huaron's lead concentrate agreement with one purchaser, to discharge this obligation.


     ENVIRONMENT

     Before Pan American acquired its interest in Minera Huaron, Minera Huaron filed a program of environmental remediation and management (PAMA) with Peruvian regulators. This filing was made on July 26, 1996. The PAMA addressed, among other things, stability of tailings impoundments, water quality and the fact that liquid effluents from the mine exceeded certain permissible levels of metals. The PAMA set forth an implementation time line of nine months for Minera Huaron to make certain expenditures to address the environmental issues raised in the PAMA. In January of 1997 and March of 1998, the Minister of Energy and Environment consented to the modification of certain expenditures under the PAMA and an extension of the implementation time line.

     As a result of the 1998 flood of the Huaron mine, Minera Huaron has not been able to satisfy all of its obligations under the PAMA in accordance with the established implementation time line. Given the magnitude of the accident at the Huaron mine, in December 2001, the Minister of Energy and Environment granted further modification of the PAMA and an extension of the time for implementation. At the same time, the Minister of Energy and Environment approved a special program of environmental management ("PEMA") to continue until the end of 2005.

     Minera Huaron continues to take steps toward the implementation of the original PAMA. In March of 1998 Minera Huaron obtained a report regarding the stability of certain tailings deposits. This report was approved by the Direccion General de Mineria on October 19, 1998. Remedial work to increase the stability of the current tailings dam was undertaken as part of Pan American's rehabilitation of the Huaron mine and was completed at the end of January 2001.

     Water quality will likely remain as the most important environmental issue at the Huaron mine due to both suspended solids and dissolved metals. More precise information on flows and water quality is required before effective and integrated solutions can be developed to define a site water balance model. Dissolved metals in mine waters and other drainages can be managed using various types of water treatment, such as addition of lime or other reagents to precipitate metals.

     A program of regular water sampling is ongoing to provide base line data. This data will be used to assist the decision-making process for the development of the appropriate mitigation measures to bring site water quality into compliance with maximum permissible levels.

     Numerous historic spilled tailings are present along the Rio San Jose from the concentrator plant to below the San Jose campsite and beyond the property boundary. A program to survey and document existing tailings in the river was completed and investigation of best management practices to remediate these areas is underway.


     CAPITAL EXPENDITURES

     During 2002, capital expenditures at the Huaron mine were approximately $887,000 and consisted of:

     o Ongoing rehabilitation of the mine's 250 level drainage tunnel of $390,000.

     o Purchase of an exploration diamond drill machine and secondary cone crusher for $286,000.

     o    Infrastructure and site improvement work of $114,000.

     Pan American has budgeted $1.5 million for 2003 capital expenditures at the Huaron mine consisting of $500,000 for mine development, $350,000 for drainage level rehabilitation and $400,000 for rehabilitation and closure of the Huayllay containment pond.


LA COLORADA MINE


     OWNERSHIP AND PROPERTY DESCRIPTION

     The Company's wholly-owned subsidiary, Pan American Mexico, owns and operates the La Colorada property. Pan American acquired La Colorada in March 1998.

     The La Colorada property consists of exploration claims covering an area of approximately 1,551 hectares, 542 hectares of exploitation claims and 534 hectares of surface rights covering the main workings. There was a minor boundary dispute between Pan American Mexico and a local landowner regarding less than 1% of the surface rights in the area held by Pan American Mexico. The complaint against Pan American Mexico was dismissed by a Mexican court.

     LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

     The La Colorada property is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres southeast of the city of Durango. The main municipality in the district is the city of Chalchihuites with a population of approximately 1,000. The district's general coordinates are 23 degrees, 23' North Latitude and 103 degrees, 46' West Longitude. The property is situated at elevations between 2,100 and 2,550 metres above sea level.

     The La Colorada property is accessed primarily from the city of Durango by a continuously maintained 120 kilometre all-weather, paved, two lane highway (Highway 45) and a 23 kilometre public, all weather, gravel road.

     The physiography of the region around the mine site resembles a basin and range area with wide flat valleys and narrow relatively low mountains and ranges.

     The climate at the project site is arid to semi-arid. Vegetation typically includes mesquite and cactus. The rainy season is from July to September but precipitation in the area is quite low. Average winter temperatures are around 0 degrees Celsius.

     La Colorada receives its power through the Mexican national power grid which was upgraded in 2001.

     The existing water system at the La Colorada site is currently supplied from an underground source. As permitted by Mexican law, underground water is pumped to surface head tanks for use in the mill process and for domestic services. Underground water is also pumped to a water treatment plant, which was constructed in 2002, to provide potable water. Pan American estimates that the current volume of water supply meets the existing and planned future requirements of the project.

     There is a long history of silver mining in Zacatecas State and as a result there is adequate infrastructure and an experienced workforce in the area.


     ROYALTIES AND ENCUMBRANCES

     On June 17, 2002 Pan American entered into a $10,000,000 project debt facility with International Finance Corporation pursuant to which Pan American granted security over its shares of Pan American Mexico and all of the assets of Pan American Mexico.

     To the best of Pan American's knowledge, there are no other royalties or encumbrances that affect the La Colorada property.

     La Colorada has undetermined environmental liabilities, however, to date the Company has taken a charge against operations of approximately $18,000.


     TAXATION

     The principal taxes of Mexico affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax. The overall tax burden in Mexico is less than the Canadian tax burden.


     HISTORY

     The production history of the Chalchihuites district began during pre-colonial times when natives produced silver and malachite in primitive ways. During the sixteenth century, the Spaniards founded the village of Chalchihuites and began intermittent exploitation of the mineral deposits in the area. By the nineteenth century, the Spanish operations achieved continuous silver production, which was interrupted by the Mexican War of Independence.

     At the beginning of the twentieth century the Eagle Pitcher Company mined the La Colorada property. In 1925 the Dorado family operated mines at two other locations on the La Colorada property. From 1929 to 1955 Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 ton per day flotation plant and worked the old dumps of two previous mines on the La Colorada property. From 1933 to the end of World War II La Compania de Industrias Penoles also conducted mining operations on a single breccia pipe on the property. From 1949 to 1993 Compania de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property.

     In 1994 MLC acquired the exploration and exploitation claims and surface rights of Compania de Minas Victoria Eugenia S.A. de C.V. Until 1997 MLC conducted mining operations on three of the old mines on the La Colorada property, producing approximately 6,000 tons per month.

     GEOLOGY

     The La Colorada property is located along the southeast flank of the Sierra Madre Occidental at the contact between the lower volcanic complex and the upper volcanic supergroup.

     The sedimentary rocks were subjected to folding and intense deformation during the Laramide Orogeny which gave rise to the formation of the Sierra Madre Occidental and the extrusion of large volumes of trachytic volcanics. During the final stages of the orogeny, granodioritic intrusives were emplaced resulting in even greater deformation and generating the mineralizing fluids that formed the deposits. East-west block faulting affected the entire stratigraphic column and resulted in structural preparation of the host rocks for the mineralization. Tuffs and pyroclastic flows of rhyolitic composition post-date the mineralization.

     Four types of mineralization occur at the La Colorada property: (i) veins;
(ii) mantos; (iii) breccia pipes; and (iv) replacement skarn. Veins display typical epithermal textures and occur both in the trachytes and limestone. Most veins strike east-northeast and dip steeply to the south. Vein widths generally average 1.5 to 2.0 metres. Vein fillings are mainly quartz and calcite, and where oxidation is not present pyrite, galena, sphalerite, silver sulfosalts and native silver are found. Mantos mineralization is found in close proximity to the veins and represents a wider replacement zone of the limestone host rock. Breccia pipes are circular to ovoid in plan and the larger pipes are continuous to depths of over 400 metres. The mineralization occurs in the matrix of the breccia, primarily as galena and sphalerite. Thirteen breccia pipes have been mapped on the surface or in the underground workings.

     The replacement skarn mineralization has been explored by nine deep holes drilled from underground. This zone probably represents a transition between upper level epithermal veins and deeper seated skarn mineralization and has significant bulk tonnage potential.

     During 2000 a new zone was discovered which represents a corridor of sheared, mineralised limestone with a high-grade quartz vein core. Exploration efforts in 2000 were focused on this zone, with a total of 5,312 metres of drilling and 730 metres of drifting completed during the year.

     No exploration drilling was done during 2002, however a surface exploration program of 1,000 metres was conducted. Exploration activities consisted of underground drifting to define ore zones prior to mining.

     Total exploration by Pan American at La Colorada consists of 31,448 metres of surface and underground drilling and 6,521 metres of underground drifting and development.


     DRILLING, SAMPLING AND ANALYSIS, SECURITY OF SAMPLES

     Drilling at La Colorada consisted of BQ (36.4 mm), NQ (47.6 mm) and HQ (63.5 mm) core in holes ranging from 100 to 350 meters. An independent laboratory conducted assaying for the diamond drill programs and development prior to 2001. A quality assurance/quality control program consisting of check assays and blank samples were used throughout the drilling program. Since 2001 assaying was carried out by the La Colorada laboratory. The quality assurance/quality control program consisted of check assays at an independent laboratory.

     All of the drilling, sampling and quality assurance/quality control programs were conducted under the direct supervision of Pan American's geology staff.

     MINERAL RESERVES

     Pan American's management estimates that mineral reserves at La Colorada, as at December 31, 2002, are as follows:

                        LA COLORADA MINERAL RESERVES 1, 2

OXIDE
-----

RESERVE                             GRAMS OF SILVER     GRAMS OF GOLD
CATEGORY               TONNES          PER TONNE          PER TONNE
--------              ---------     ---------------     -------------
Proven                  415,400           506                0.45
Probable              1,878,000           426                0.56

SULFIDE
-------

RESERVE                         GRAMS OF SILVER     GRAMS OF GOLD
CATEGORY            TONNES         PER TONNE          PER TONNE         % LEAD       % ZINC
--------           --------     ---------------     -------------       -------      ------
Proven               150,480           618                0.50            0.90         1.72
Probable             196,400           512                0.42            1.11         2.23

TOTAL
-----

RESERVE                           GRAMS OF GOLD      GRAMS OF GOLD
CATEGORY            TONNES          PER TONNE          PER TONNE
--------          ----------      -------------      -------------
Proven               565,880           536               0.46
Probable           2,074,500           433               0.55
                   ---------           ---               ----
  Total            2,640,380           455               0.53

--------------

1    Calculated using a price of $4.75 per ounce of silver.

2 Mineral reserves have been prepared by the Company's wholly owned subsidiary, Pan American Mexico, under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo, who is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by the Company's operating subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve calculations.


     Management of the Company believes that reserves at the La Colorada Mine are sufficient for at least nine years at planned production rates.

     MINERAL RESOURCES

     Pan American's management estimates that mineral resources at La Colorada as at December 31, 2002 are as follows:

                    VEIN AND MANTOS MINERAL RESOURCES(1),(2),(3)

           RESOURCE                       GRAMS OF SILVER    GRAMS OF GOLD
           CATEGORY         TONNES          PER TONNE         PER TONNE            % LEAD         % ZINC
          ----------       ---------      ---------------    -------------         ------         ------

          Measured           387,800            275               0.16              0.68           0.98
          Indicated        1,321,900            254               0.20              1.05           1.56
                           ---------            ---               ----              ----           ----
          Total            1,709,700            259               0.19              0.89           1.43
                           ---------            ---               ----              ----           ----
          Inferred         2,360,900            363               0.26              1.40           2.33
                           ---------            ---               ----              ----           ----

-----------

1    Calculated using a price of $4.75 per ounce of silver.

2    These resources are in addition to La Colorada mineral reserves.

3 Mineral resources were prepared jointly by Pan American and Pan American's independent third party consultant, MRDI Canada Ltd., under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo with the exception of the breccia resources which were calculated solely by Pan American. Mr. Pitcher is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by the Company's subsidiary and reviewed the information developed by MRDI Canada Ltd. and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.

                      BRECCIA MINERAL RESOURCES(1),(2),(3)

           RESOURCE                       GRAMS OF SILVER     GRAMS OF GOLD
           CATEGORY          TONNES          PER TONNE          PER TONNE         % LEAD         % ZINC
           ---------         ------       ---------------     -------------       ------         ------
            Inferred       5,000,000            108                0.24             1.65          0.57

-----------

1    Calculated using a price of $4.75 per ounce of silver.

2    These resources are in addition to La Colorada mineral reserves.

3 Mineral resources were prepared jointly by Pan American and Pan American's independent third party consultant, MRDI Canada Ltd., under the supervision of the Company's "qualified person" Norm Pitcher, P.Geo with the exception of the breccia resources which were calculated solely by Pan American. Mr. Pitcher is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by the Company's subsidiary and reviewed the information developed by MRDI Canada Ltd. and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.




     DEVELOPMENT OF PROJECT

     During 2000 development work at La Colorada included diamond drilling and underground drilling for reserve definition, the preparation of a bankable feasibility study, negotiation with banks for project financing, independent engineering review, repairs to the existing shaft and rehabilitation of the existing mill to restart operation in 2001. During the fall of 2000 repairs involving shotcrete and steel were made to the existing shaft to ready the mine for full development.

     Following successful drilling, which substantially increased the oxide reserves at the property, a bankable feasibility study was completed using H.A. Simons Ltd. for mill design, Agra Earth and Environmental Ltd. for tailing design, and Beacon Hill Consultants and R. Barnes Consultant for mine design. An Environmental Impact Study ("EIS") was prepared to World Bank standards by Dew Point International, LLC and reviewed by Clifton Associates Ltd.

     Also in 2000, a credit facility mandate letter was signed with IFC. The feasibility study was reviewed by IFC's independent engineers and the EIS was posted on the World Bank's web site for review and comments. Pan American received conditional IFC board approval in February 2001 for a loan facility of up to $28.6 million for the construction and development of the La Colorada project. It was a condition precedent to loan drawdown that Pan American hedge enough silver to cover several years of operating costs at a price greater than $5.00 per ounce of silver. Due to declining silver prices in 2001 the definitive loan documentation was not signed and Pan American and the IFC allowed the financing arrangements to lapse.

     Pan American decided to rehabilitate the existing mill at La Colorada to allow for limited production in 2001. Limited production commenced in January 2001 at approximately 90 tonnes per day, which increased to approximately 120 tonnes per day as of March 2001 and reached a consistent production rate of 150 tonnes per day in June 2001. Following the addition of another small ball mill and additional lead flotation capacity, the mill commenced operating at 200 tonnes per day in January, 2002.

     The feed for the mill is underground sulphide ore from the La Colorada property. The mining method utilized is cut and fill, with backfill material largely coming from waste development. Mining and mine development are carried out by third party contractors with Pan American providing supervision.

     Pan American expended approximately US$250,000 to restart the mill in 2001 and payback of this capital expenditure was received within 12 months. Approximately US$100,000 was spent to upgrade the mill's capacity to 200 tonnes of sulphide ore per day in late 2001.

     In January of 2002 Pan American prepared an internal update to the June 2000 Feasibility Study (qualified persons: John H. Wright, P.Eng. and Norman Pitcher, P.Geo) (the "Updated Feasibility Study"). This Updated Feasibility Study recommended proceeding with a 210,000 tonnes per year underground mining operation for oxide ore in conjunction with and continued mining of 70,000 tonnes per year of sulphide ore.

     Under the Updated Feasibility Study, the mining method utilized for the oxide ore will be mechanized cut and fill from the property's NCP, 4235 footwall, NC(2)W and San Fermin veins. Fill material will be sourced from internal mine waste, existing waste dumps and a surface borrow pit. Fill material including cement will be delivered to backfill mined-out areas via boreholes. During years ten and 11 of proposed production, historic tailings will be fed to the mill.

     Milling will consist of a 600 tonne per day conventional cyanide recovery plant for oxide ore as well as the existing 200 tonne per day flotation circuit for sulphide ore processing. During the mine's life, it is estimated that 80% of the silver will be produced in dore form and 20% of the silver will be contained in base metal concentrates. Independent test work has shown recovery for NCP and San Fermin vein oxide material will be greater than 85% for silver and 80% for gold, for NC(2)W and the 4235 footwall vein, recoveries of 90% silver and 88% gold, and for the tailings material 76% silver and 80% gold. Treatment of sulphide material will produce lead and zinc concentrates with the majority of silver reporting to the lead concentrate. Silver recoveries to concentrate will total 91% and is based on both test work and actual mill recoveries during 2001. Oxide test work has consisted of bottle roll tests, locked cycle tests and pilot plant testing. Sample materials include drift samples, drill hole samples and bulk samples obtained from three crosscuts in the NCP zone. Sulphide test work utilized drift back samples and drill hole samples, together with historic and current mill results.

     The total cost of the mine, mill, plant site and services (including debt financing) is estimated at US$20 million. Existing stock piles and pre-development ore will allow the new oxide mill to be operated at full capacity while the mine ramps up production. During construction the existing small-scale sulphide mill will continue to operate other than during periods of mine infrastructure development, such as mine hoist upgrade.

     Concentrates will be shipped by truck and sold to the Penoles smelter at Torreon, Mexico pursuant to the terms of an annual sales contract. Dore will be shipped to a refinery and sold internationally.

     The economics of the project have been calculated using constant prices and costs as at January 2002. The Peso exchange rate used was 9.25 Pesos to one U.S. dollar. Operating costs for the eleven year life of the mine are estimated at US$35 per tonne milled. The average cash cost per ounce of silver recovered will be US$2.56 per ounce net of gold, zinc and lead byproduct credits, with a total average cost per recovered ounce (assuming 100% equity funding), being US$3.66. The project has a present value (net of capital) of US$23.8 million using US$4.50 per ounce silver prices and an internal rate of return of 22.4%. The project is expected to return the capital investment in 3.4 years, including funding sustaining capital.

     Pan American purchased from NJB Mining Inc. an existing 600 tonne per day Congress mill, located in southern Arizona, for use at La Colorada for US$600,000.

     Construction of the new oxide mill commenced in July, 2002. By the end of 2002 the majority of the new mills foundation had been completed and equipment erection had commenced. Construction is expected to be completed early in the third quarter of 2003, and production is schedule to ramp up thereafter.

     During 2002 the existing sulphide mill treated 50,662 tonnes for a monthly average of 4,222 tonnes. Mill operations were adversely affected by the construction project. Milling operations were suspended for approximately eight consecutive weeks to allow underground infrastructure for the oxide ore body to be constructed and for a shorter duration during the fall of 2002 for other construction related tie ins.

     On June 14, 2002, the Company's wholly-owned subsidiary Plata Panamericana S.A. de C.V. ("Plata") entered into a $10,000,000 project loan facility to partially finance the mine expansion. This loan bears interest at six month LIBOR plus 3.50% per annum until the mine achieves certain operating and financial performance measures after which the interest will be six month LIBOR plus 3.25%. The loan is repayable in semi-annual instalments of $1,000,000 commencing November 14, 2004. The Company's interest in Plata and substantially all of Plata's assets have been pledged as security for the loan. The Company has guaranteed Plata's performance under the loan agreement until certain completion tests are satisfied. In addition to the interest payments, on the outstanding balance of the loan, Plata would be required in certain circumstances to make additional payments to the lender. Such payments would be required if the average price of silver for a year exceeded $4.75 per ounce and would be equal to 20% of the positive difference between the average price per ounce of silver for a year and $4.75 multiplied by the number of ounces produced by the La Colorada mine in that year divided by $10,000,000 and multiplied by the greater of the loan balance outstanding at the end of that year or the originally scheduled loan balance at the end of that year.

     Plata pays the lender a commitment fee equal to one-half of one percent per annum of the amount of the loan not borrowed and cancelled. At December 31, 2002 there were no borrowings under the loan and no part of the loan had been cancelled. In March 2003, Plata borrowed $4,000,000 under the loan agreement and anticipates borrowing the full amount agreed to under the loan agreement over the course of 2003.


     MARKETING

     All of La Colorada's concentrate production is sold under a one-year contract expiring in 2003 to an arm's length integrated smelter located in Mexico. A sales agreement for dore production from the new oxide mill has not yet been completed.

     During 2002 the revenue per type of concentrate produced by the La Colorada mine was as follows:

                                                                           AVERAGE PRICE
2002                                 REVENUE               TONNES            PER TONNE
----                               -----------             ------          -------------
Zinc Concentrate                   $   211,529               641               $  330
Lead Concentrate                   $ 2,144,344               939               $2,284


                                                                           AVERAGE PRICE
2001                                 REVENUE               TONNES            PER TONNE
----                               -----------             ------          -------------
Zinc Concentrate                   $   180,223                580              $  311
Lead Concentrate                   $ 2,677,582              1,142              $2,245




     ENVIRONMENT

     An environmental impact study and risk assessment by Clifton Associates Ltd. on the La Colorada property was submitted to Mexican environmental authorities in early March 1999. The EIS described the impacts of proposed development and mining activities and provides conceptual plans for closure and remediation. The EIS was approved by the Mexican authorities in November 1999.

     The permits issued to Pan American Mexico allow for the commencement of construction and set out the conditions required for compliance prior to and during construction and operation. Approved design allows for an underground mine of up to 1,500 tonnes per day capacity and processing by either cyanide leaching, flotation or a combination of both. These permits are valid until November 2004.

     The three most significant environmental issues currently associated with the La Colorada property are the erosional stability of existing tailings facilities on the property, domestic waste water discharge from on-site buildings, and an uncovered solid waste landfill on the western portion of the La Colorada property.

     Inactive tailings impoundments containing oxide and sulphide materials are located on the La Colorada property, neither of which have been regraded, covered or vegetated. The slopes of these impoundments have undergone extensive erosion and require remediation. Pan American estimates the costs of this remediation work to be less than $400,000. Pan American expects to profitably re-treat oxide tailings.

     Activities necessary to ensure long-term compliance with Mexican waste water discharge parameters will be completed during mine construction. As part of this construction an Imhoff tank was constructed to process domestic waste waters, with clarified waters discharged to the new tailings pond.

     A solid waste landfill is located on the western portion of the La Colorada property. The historic landfill wastes on the arroyo slope are not covered but new fill is deposited into open trenches atop the landfill and covered on a weekly basis. Reclamation of the landfill will require re-grading slopes to reduce the angle of repose, and covering. Culverts may be required to prevent blockage of the arroyo drainage.

STOCKPILES

     Pan American mines and sells silver-rich pyrite Stockpiles at a small-scale operation in central Peru. These operations are not material to the Company.

        The Stockpiles were accumulated over several years by Volcan, a Peruvian mining company which is one of the largest silver producers in the Cerro de Pasco mining district in central Peru. Until recently silver could not be extracted from the Stockpiles by standard metallurgical processes.

        On November 8, 2002, Pan American entered into two agreements to acquire the Stockpiles. The first agreement grants Pan American the right to mine and sell 600,000 tonnes of the highest grade silver Stockpiles to a smelter, where ore is used as process flux and Pan American is paid for the silver contained. A ten-year contract to process the Stockpile material was negotiated with Doe Run's La Oroya smelter. Production from the Stockpiles in 2002 totalled 9,018 tonnes of ore containing 101,000 ounces of silver. For 2003 and beyond, Stockpile sales are expected to average approximately 45,000 tonnes per year resulting in annual silver production of approximately 500,000 ounces of silver.

        The second agreement gives Pan American the option to acquire a 60% ownership in a number of other Stockpiles by spending $2 million on exploration over a three-year period, with a further option to increase its interest to 100% by paying $3 million plus a production royalty within the following 12 months. Pan American has begun detailed definition drilling to confirm estimated resources and will perform metallurgical studies and an economic evaluation as to whether silver can be commercially extracted from these additional Stockpiles.

        Pan American's management has estimated mineral reserves and resources at the Stockpiles, as at December 31, 2002, to be as follows:

                 STOCKPILE MINERAL RESERVES AND RESOURCES(1)(2)

                 RESERVE OR
                 RESOURCE
                 CATEGORY          TONNES       GRAMS OF SILVER PER TONNE
                 ----------       --------      -------------------------
                 Probable
                 Reserve           591,000                 313

                 Inferred
                 Resource       20,342,400                 157

     1          Calculated using a price of $4.75 per ounce of silver.

     2 Mineral reserves and resources have been calculated by staff of Pan American Peru, under the supervision of the Company's "qualified person" Norm Pitcher, P. Geo, who is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by the Company's subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve calculations.

     Management of the Company believes that reserves at the Stockpiles are sufficient for at least 10 years of production at planned rates.

METALS TRADING

     Pan American has engaged in hedging base metal prices for production from its mines.

     On January 7, 2002 Pan American sold forward 4,500 tonnes of zinc at an average price of $851 per tonne. These sales were a hedge of the future price for a portion of the February through July 2002 zinc production. On March 21, 2002 Pan American sold forward 1,500 tonnes of zinc at $879 per tonne. These sales were a hedge of the future price for a portion of the zinc production from August 2002 to January 2003.

     On January 8, 2002 Pan American sold 1,500,000 ounces of silver at $4.50 per ounce. On January 22, 2002 these ounces were re-purchased for a trading gain of $210,000.

     At December 31, 2002 the Company had sold 10,150 tonnes of zinc forward at an average price of $830 per tonne. During 2003, 8,950 tonnes (of the 10,150 tonnes sold forward) are to be delivered against these contracts.


DEVELOPMENT PROJECTS

ALAMO DORADO PROJECT

     LOCATION, ACCESS AND OWNERSHIP

     The Alamo Dorado Project is located 67 kilometres southeast of the town of Alamos, Sonora, near the border with the State of Sinaloa in northwest Mexico at 26 degrees, 44', 44.2" North Latitude and 108 degrees, 40', 00.7" West Longitude.

     The Alamo Dorado Project can be accessed from the United States via toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora. The project is 67 kilometres southeast of Alamos on a well-maintained gravel road. Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south. The airport at Ciudad Obregon is approximately 75 kilometres north of Navojoa.

     The Alamo Dorado Project consists of two concessions, the Alamo Ocho Concession and the Alamo Dorado Concession, covering a total area of 5,369 hectares. The Alamo Ocho Concession was purchased by

Corner Bay from Alfredo Duran Viramontes and Roberto Duran Viramontes for $425,000 in semi-annual payments from 1997 to 2002 and a balance payment of $300,000, all of which have been paid. An exploration concession for the Alamo Ocho Concession was granted on December 13, 1993 and Pan American has made an application for an exploitation concession to be granted in respect of this property. An exploration concession for the Alamo Dorado Concession was granted on May 27, 1998 and expires on May 26, 2004.

     Corner Bay has executed local land agreements with several individuals and ejidos (agricultural cooperatives in Mexico) in the mine site area. Corner Bay has received approval from thirteen existing water users for a transfer of sufficient water for the project. Pan American has officially applied to the Mexican Federal Agency ("CNA") for approval of the transfer. On approval from CNA a final contract is required to be signed by the existing users. Pan American does not anticipate any problems receiving the signed agreements.

     HISTORY

     Prior to 1997, there is no record of any modern exploration conducted on the Alamo Dorado Project nor are there any records of production, although there is evidence of a few old adits in the general area. All recorded drilling at the property has been undertaken since.

     GEOLOGY AND MINERALIZATION

     The Alamo Dorado Project, as presently known, occurs within a package of metamorphosed rocks ranging from Cretaceous to Paleozoic in age. These metamorphosed rocks occur as roof pendants resting on an extensive, relatively younger igneous rock (approximately 62 million years old) known as the Sonoran batholith. The composition of the rocks making up this batholith ranges from granodiorite to quartz monzonite, and is devoid of precious and base metals mineralization.

     Preliminary conclusions of a recent geologic mapping program suggest that the original rocks may have had a volcanic origin. The host rocks are dominantly tuffs and porphyritic rocks which underwent a metamorphic event. Intrusion of the Sonoran batholith has further fractured, dislocated and faulted these metamorphosed rocks; however, their original metamorphic (quasi-sedimentary) fabrics, which in the deposit area have a generalized strike to the north and a moderate dip (35-37 degrees) to the west, are still evident.

     The principal zone of silver and gold mineralization is observed at surface occurring as a 30-50 metre wide zone of oxidized, rusty and fractured rocks best described as gneisses and schists, both metamorphic grade rocks (altered from their original state). The surface occurrence on the ridge crest is subject to talus cover on the eastern flank of the ridge where it outcrops. Progressive drill programs have now shown the mineralized zone extends up to several hundred metres in width. The average length of drill hole has been approximately 250 metres. The mineralized body is currently defined to be approximately 500 metres in length, with an average width of approximately 150 metres. The mineralization has been drilled to a depth of approximately 250 metres. Drilling has traced the zone of mineralization for 600 metres from drill section 400 South to 200 North along the north-south drill grid. Several drill sections in the latest 2000 drill campaign were oriented northeast-southwest at the mineralized zone's northern extent to better intersect the mineralization in this area where the zone trends to the northwest.

     A number of major faults have been observed in the area; however, in the central mineralized area, no major faults appear to have affected the distribution of mineralization. Furthermore, it has been observed that, in general, the areal limits of mineralization may not be structurally controlled. The eastern edge of the deposit, however, is limited by a steep feature, which could be either a high-angle fault trending to the north-northwest, or the results of strong silicification of the rocks making up the cliffs in this sector of the deposit.

     The dominant hydrothermal alteration in the metamorphic rocks, which has been enhanced by supergene effects and weathering, is argillic with an intense association of hematite. Hematite is abundant, giving the metamorphic rocks a reddish coloring; the Cerro Colorado (Red Hill) ridge is a result of this phenomenon. Classic hydrothermal alteration is evident by the presence of quartz-sericite and silicification.

     Silicification is pervasive on the eastern cliffs of the Cerro Colorado ridge. The batholithic rocks are essentially unaltered and barren.

     ENVIRONMENT

     Pan American holds all necessary permits for its current activities, but must obtain, on a timely basis, permits for work planned for the future development of, and production from, the Alamo Dorado Project. There is no guarantee that such permits will be issued.

     The environmental permitting work for the Alamo Dorado Feasibility Study was provided by Corner Bay in conjunction with Agauyo Consultoria Ambiental, Corner Bay's environmental consultant and coordinator. AMEC has reviewed the Environmental Impact Statement (MIA), submitted by Corner Bay to the Mexican Secretary for Environmental and Natural Resources (SEMARNAT) to identify potential major deficiencies and for appropriateness for permitting Alamo Dorado. Environmental impacts culminating from the development of the mine are greatly outweighed by the overall benefits. A finding of no significant impact was recommended in the impact statement/permitting document.

     ALAMO DORADO FEASIBILITY STUDY

     AMEC E&C Services, Inc. ("AMEC") was contracted in 2001 to provide a feasibility study for Alamo Dorado.

     Alamo Dorado is a greenfield project with no existing infrastructure or equipment. The basis for the Alamo Dorado Feasibility Study is utilizing a combination of new and used equipment, a mining contractor, and owner operated crushing, leaching, and processing facilities. The reserves planned for mining are currently estimated at 35.5 million tonnes averaging 68 gpt silver and 0.26 gpt gold, for a contained metal total of 77 million ounces of silver and 297,000 ounces of gold. This is based on $4.60 silver per ounce and $300 gold per ounce. The project design crushing rate is 4.5 million tonnes per year or approximately 12,500 tonnes per day. At this design rate the project is expected to produce an average of 6.0 million ounces of silver and 29,000 ounces of gold per year over the eight-year mine life and 11-year project life.

     Direct total cash costs are estimated at $3.25 per ounce silver equivalent and total costs including taxes and 10% employee profit sharing amount to $4.13 per ounce silver equivalent. The life of mine waste to ore stripping ratio is currently anticipated at 1.08:1. Capital costs for the project are estimated at $45.1 million. Silver production is higher in the first three years of production with peak production in year three. The product will be silver - gold dore, which will be shipped to a precious metal refiner for final processing and sale.

     MINEABLE RESERVES AND RESOURCES

     Mintec provided the mineable reserves for Alamo Dorado. AMEC reviewed the assay data, geology model, resources model and the resulting reserve statement and found the work to be acceptable for use in the Alamo Dorado Feasibility Study. A detailed audit of mineable reserves has not been conducted by AMEC. AMEC wrote a Quality Assurance/Quality Control Report for the Alamo Dorado Feasibility Study.

     For the purposes of the Alamo Dorado Feasibility Study, the assumptions used to calculate the reserve and resource were a silver price of US$4.60 per ounce and a gold price of US$300 per ounce. Reserve and resource calculations are exclusive of each other and are as follows:

                   ALAMO DORADO RESERVES AND RESOURCES(1),(2)

                                                                     GRAMS OF SILVER       GRAMS OF GOLD
                    CLASS                             TONNES            PER TONNE            PER TONNE
                    -----                           ----------        ---------------       -------------

                    RESERVE CATEGORY
                    Proven                          23,360,000               71                  0.27
                    Probable                        12,144,000               60                  0.24
                                                    ----------               --                  ----
                    Total                           35,504,000               67                  0.26

                    RESOURCE CATEGORY
                    Measured & Indicated             7,296,000               42                  0.17
                                                    ----------               --                  ----
                    Total                            7,296,000               42                  0.17

--------------

1    Assumes $4.60 silver per ounce and US$300 gold per ounce.

2    John Thorton, Mintec Inc., qualified person.

     MINING

     The mine plan used in the Alamo Dorado Feasibility Study was prepared by Mintec and Corner Bay, prior to its acquisition by Pan American. The plan is based on a May 2002 technical report, pit designs and mining schedule prepared by Mintec. The mine plan is based on moving approximately 12,500 ore tonnes per day over a planning period of 350 operating days per year. It is proposed that mining operations will be conducted through a mining contractor with management by Pan American. Pan American would be responsible for all technical aspects of the mining operation, including, pit surveying, ore control, short and long term planning and other technical support.

     METALLURGY

     The primary metallurgical testing program for the Alamo Dorado Project was developed under the direction of Corner Bay in consultation with METCON. AMEC reviewed the methods and results obtained and as a result directed additional supplemental roll testing during the course of the Alamo Dorado Feasibility Study.

     Two metallurgically significant areas or zones have been defined through a combination of variability bottle roll testing and applied geological interpretation. These zones have been related to the metallurgical testing information to produce recovery and consumable estimates for the commercial heap leaching operations anticipated. Gold recoveries are estimated to be 71% in both zones.

     The more intensely oxidized and silicified supergene material in the epithermal core zone of the deposit was determined to be one geo-metallurgical zone (Zone 1) of significance. The core of the system is pipe-like at depth at the contact with the granodiorite, and widens laterally, or "mushrooms" upwards. This zone comprises 51% of the total leachable tonnes (75% of the first three years of production) and 56% of the projected heap leach contained silver. Based on column testing of core sample composites for this material, the average silver recovery from heap leaching is expected to be 71% distributed over three years. This accounts for 65% of the recoverable silver in the mine plan leach tonnes.

     The lesser oxidized/silicified supergene material, in the areas north and south of and below the epithermal core of the deposit, was determined to be a second geometallurgical zone (Zone 2) of significance. This zone 2 comprises 49 percent of the total leachable tonnes (25 percent of the first three years of production) and 44 percent of the projected heap leach contained silver. Based on column testing of core sample composites for this material, the average silver recovery from heap leaching is expected to be 51 percent distributed over three years. This accounts for 35 percent of the recoverable silver in the mine plan leach tonnes.

     HEAP LEACH FACILITY

     AMEC carried out a geotechnical evaluation and basic level design for the heap leach facility. AMEC also carried out a site selection study, a preliminary geotechnical evaluation of the preferred leach pad site that included site reconnaissance, geotechnical investigation, laboratory testing and evaluation of the results for the purpose of design of the heap leach facilities for use in mine planning and project permitting.

     The design consists of an integrated facility consisting of two phases with nine internal cells with a width of 85 metres spaced uniformly across the pad. The initial construction will consist of Phase 1 with a design storage capacity of 13.5 million tonnes. Phase 1 will achieve the required storage capacity stacked to approximately six lifts (36 metres in height). Phase 1 covers an area of approximately 374,150 square metres and Phase 2 covers an area of 227,900 square metres. The ultimate design capacity of the heap leach facility is for storage of 36 million tonnes.

     Three ponds will be constructed adjacent to the southwest corner of the Phase 1 facility that will serve both phases of the facility. The pond system consists of two process solution ponds (a pregnant solution pond and an intermediate solution pond), and an emergency storm pond. The two process solution ponds will be double lined with a geomembrane and will have leak detection, collection and monitoring systems. Pregnant solution will be pumped to the adjacent process facility while intermediate solution will be returned to the heap for enrichment (secondary leaching). The emergency storm pond will be single-lined with provision made to pump solution back to the process.

     CRUSHING, CONVEYING AND STACKING

     The proposed crushing, conveying and stacking system for Alamo Dorado consists of all equipment required to receive ore from the mine and place it on the heap leach pad. The system is designed to produce a crushed product size of P80 minus 6.4 mm (1/4 inch) and convey and stack the material on the heap leach pad in 6-metre lifts. The feed for the crushing system was based on standard Run-of-Mine tables since no Run-of-Mine material was available for gradation analysis. This complete system is designed to process approximately 12,500 tonnes per day including regularly scheduled maintenance.

     During the course of the Alamo Dorado Feasibility Study, two used equipment opportunities were identified which were evaluated by AMEC. The Briggs Mine Crushing Plant, located in California and owned by Canyon Resources Corporation, was found to provide significant synergy and opportunity for the Alamo Dorado Project. The plant was inspected, the flow sheet modified for increased rates, and capital and operating costs were developed, all of which supported the incorporation of the Briggs Mine Crushing Plant. Based on this work and a recommendation by AMEC, on June 14, 2002, Corner Bay purchased the Briggs Mine Crushing Plant.

     PROCESS PLANT

     The proposed process plant will recover silver and gold from leach solution to produce dore. The precious metals will be recovered from the pregnant solution in a typical Merrill-Crowe zinc precipitation circuit. The precipitate will be mixed with fluxes and will be added to a 150 kilowatt, 500 kilogram steel-capacity electric furnace. At the end of the melt in the furnace, 1000 ounce dore bars will be poured. Dore will be cleaned, weighed, sampled and stored in a vault awaiting shipment to an independent outside refinery.

     The major unit processes include:

     o    Solution application to the heap;

     o    Merrill-Crowe circuit to recover silver and gold;

     o Acid treatment of zinc precipitated to remove leached metals including copper, zinc, selenium and cadmium;

     o    Neutralization of leach solution; and

     o    Refining of leach residue to produce silver-gold dore.

     The process plant is designed based on a 4,500,000 tonnes per year heap leach facility and will process 908 cubic metres per hour of pregnant leach solution. At the planned throughput rate, the plant will produce 1,940 kilograms per day of zinc precipitate.

     OPERATING COSTS

     The Alamo Dorado Feasibility Study estimates average operating expenditures to be $24.4 million dollars per year. Direct cash costs are estimated to be $3.25 per ounce silver equivalent. The total estimated site operating cost (operating, capital, taxes and 10% employee profit sharing) is $4.13 per ounce silver equivalent produced.

     PROJECT CAPITAL COSTS

     Excluding the cost of the Briggs Mine Crushing Plan, which is considered a sunk cost, the AMEC estimated cost to construct, install and commission the facilities described in the Alamo Dorado Feasibility Study is $45.1 million. This amount covers the direct field costs of executing the project, plus owner's costs and indirect costs associated with design, construction and commissioning. The estimate is based on utilizing the Briggs Mine Crushing Plant, which was purchased on June 14, 2002 from Canyon Resources Corporation.


     Working Capital is calculated as a percentage of operating supplies in the financial model. The initial working capital required is $3,800,000 in the pre-production period and the balance peaks in the third year at $5,000,000.

     FINANCIAL OVERVIEW

     Alamo Dorado was analyzed assuming 100 percent equity financing using a discounted cash-flow approach starting in the second quarter of 2002. In addition, a 70:30 debt to equity ratio was also reviewed as an alternative for project financing. Mintec's reserve was calculated using metal prices of $4.60 silver per ounce and $300 gold per ounce to produce a conservative mine plan for project financing. The base case metal prices used for the Alamo Dorado Feasibility Study financial overview were $5 per ounce of silver and $325 per ounce of gold. Projections for annual revenues and costs are based on data developed for the mine plan, leach and process plant production, capital expenditures and operating costs. The estimated project cashflows were used to determine the pre-tax and after-tax internal rate of return (IRR).

     The results of the 100% equity base case analysis yield a pre-tax IRR of 30% and an after-tax IRR of 17.3%. The results of the analysis with a 70:30 debt equity ratio at 5.5% interest with debt being repaid in four years indicates a pre-tax IRR of 57% and an after-tax IRR of 33%. The 100% equity base case scenario has a projected payback period of approximately 2.8 years.

     2003 PROGRAM

     For 2003 Pan American has budgeted approximately $1,000,000 for diamond drilling to undertake metallurgy testing and to update the feasibility study. The review will examine the economic merits of processing the ore in a conventional oxide leaching mill circuit versus heap leach processing. Capital and operating costs will be detailed, as well as a financial model prepared.

     The study will also examine a combination mill for high grade ore and heap leach for low grade ore.

     Expected mill recoveries are estimated at over 90% based on preliminary metallurgical testing versus in excess of 60% for the heap leach process.


INVESTMENT AND EXPLORATION PROPERTIES AND EXPENDITURES

PROPERTIES

     Pan American owns interest in a variety of exploration and resource properties in Mexico, Argentina, Peru, Russia, Bolivia and the United States, none of which are material to the Company. A brief description of the most advanced of these properties follows:

                                                 RESERVE OR
                                                  RESOURCE                                OZ/T    G/T
     PROPERTY           LOCATION       TYPE      CATEGORY(1)       TONS        TONNES      AG     AG     BY-PRODUCTS
     --------           --------       ----      -----------       ----        ------      ---    ---    -----------
Manantial Espejo(2)(3)  Argentina      vein     Meas. resource                1,398,000           235    5.23 g/t Au
                                       vein     Ind. Resource                 2,993,000           277    4.17 g/t Au
                                       vein     Inf. resource                 1,590,000           258    3.65 g/t Au
     Dukat(2)(4)         Russia        vein     P&P reserve                  10,550,000           755     1.5 g/t Au
                                       vein     M&I resource                  3,750,000           489     1.0 g/t Au
                                       vein     Inf. resource                17,060,000           295    0.66 g/t Au
   San Vicente(5)        Bolivia       vein     Ind. resource                 2,053,000           393      4.5% Zn
                                       vein     Inf. resource                 1,754,000           398      4.4% Zn
    Hog Heaven(6)        Montana    stockwork   Meas. resource   2,095,000                 4.04          0.016 oz/t Au
                                    stockwork   Ind. resources     928,000                 7.06          0.021 oz/t Au
                                    stockwork   Inf. resource    8,205,000                 4.11          0.004 oz/t Au
     Waterloo(6)        California  stockwork   Ind. resource   37,235,000                 2.71          13.4% barite


-------------

1  P&P = proven and probable reserves
   M&I = measured and indicated resources
   Meas. resource = measured resources
   Ind resource = indicated resources
   Inf resource = inferred resources

2  Totals include only 50% of Manantial Espejo and 20% of Dukat.

3 Resource estimate by Pincock Allen & Holt, Stewart Wallis, P. Geo., "qualified person".

4 Reserve and resource calculations were prepared by Kilborn Engineering Pacific Ltd. in a supplemental feasibility study completed in January 1999 and were reviewed and tested by the Company's "qualified person", Norm Pitcher, P. Geo., who is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by Kilborn Engineering Pacific Ltd. and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve and resource calculations.

5 Mineral resources have been prepared by the Company's wholly owned subsidiary, Pan American Bolivia, under the supervision of the Company's "qualified person", Norm Pitcher, P. Geo., who is an employee of the Company. Mr. Pitcher reviewed and tested the information prepared by the Company's subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the resource calculations.

6 Resources for Hog Heaven and Waterloo are based on historic estimates prepared by CoCa Mines and American Mine Services in 1988 as part of a feasibility study in the case of Hog Heaven and exploration records of ASARCO Incorporated in the case of Waterloo. Pan American believes these historical estimates to be relevant and reliable.

    In November 2002, OAO MNPO Polimetall ("Polimetall"), the 80% owner of the Dukat deposit, announced that it had started production at Dukat by mining ore from both open pit and underground sources, and processing the ore at a refurbished mill to produce a silver concentrate. Polimetall reported that the concentrate is being stockpiled in Magadan, Russia for future export to refining facilities pending receipt of Russian governmental approvals, including a Presidential export decree. Since no revenues can be generated until the concentrates can be sold, Dukat, is not yet a commercial operation. As of the date hereof, the consolidated balance sheet of Pan American ascribes no value to Dukat.

    In late 2001, Pan American and COMIBOL, the Bolivian state mining company that has optioned the San Vincente property to Pan American, entered into a two-year toll mining agreement with EMUSA, a well-established Bolivian mining company, to process up to 250 tonnes of San Vincente's ore per day at EMUSA's nearby mill. Pan American does not take credit for silver ounces produced by EMUSA's toll mining operation but books proceeds derived from a gross revenue royalty. Pan American earned $202,000 in revenues from San Vicente in 2002, which more than offsets the project's holding costs.

MINERAL PROPERTY EXPENDITURES

     The following table sets out Pan American's acquisition, exploration and development expenditures for the periods indicated:

                                     YEARS ENDED DECEMBER 31
                                  (in thousands of U.S. dollars)
                                  ------------------------------        TOTAL
                                     2002              2001          EXPENDITURES
                                    -------        ---------         ------------

Acquisition
                                  $   2,012        $       -         $   8,065
                                    -------        ---------         ---------
                                      2,012                -             8,065
                                    -------        ---------         ---------
Development
   Huaron                               957            4,899            17,427
   Quiruvilca                           349
   La Colorada                        8,300              358             6,100
   Other                                  -              299             2,298
                                    -------        ---------         ---------
                                      9,606            5,556            25,825
                                    -------        ---------         ---------
Exploration
   Manantial Espejo                     461                -               461
   San Vicente                          180              179               650
   La Colorada                           11                -               492
   Ocotlan                              139              175               175
   Other (field office costs)            96                -               786
                                    -------        ---------         ---------
                                        887              354             2,103
                                    -------        ---------         ---------
Investment
   Waterloo                              55               56               109
   Hog Heaven                            23               24                50
                                    -------        ---------         ---------
                                         78               80               159
                                    -------        ---------         ---------
TOTAL                               $12,583        $   5,990         $  36,152
                                    =======        =========         =========



1 Pan American's option on the Ocotlan property was allowed to lapse in early 2003, after drilling programs did not return positive results.

EMPLOYEES

     The Company employs ten full-time employees at its head office in Vancouver, including three geologists, one metallurgical engineer, and one environmental specialist.

     As at December 31, 2002, Mina Quiruvilca employed 495 persons in connection with the operation of the Quiruvilca mine and indirectly employed an additional 763 persons through private agreements with a number of Peruvian contractors. Approximately 309 of the workers employed by Mina Quiruvilca are members of either the Sindicato de Trabajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the "Quiruvilca Union") or the Sindicato de Trabajadores de Shorey y Anexos (the "Shorey Union"). Mina Quiruvilca considers its relations with its employees to be satisfactory. Negotiations for 2003 are proceeding at the present time.

     Minera Huaron employs 119 full time employees and indirectly 853 persons through agreements with Peruvian mining contractors.

     Pan American Peru employs 22 full-time employees and three contractors, including one mining engineer.

     Pan American Mexico employs 32 employees, 127 mining contractors, including four geologists, one civil engineer and three mining engineers, and 355 construction contractors.

     Pan American Bolivia has 16 employees and one part-time contractor, including one geologist.

RESEARCH AND DEVELOPMENT

     Pan American conducts research and development activities in order to develop improved production processes and exploration techniques. Costs associated with this work are expensed as incurred. Pan American did not incur any significant research and development costs during 2001 or 2002 and has not budgeted for any significant costs during 2003.

COMPETITIVE CONDITIONS

     The mining industry is intensely competitive particularly in the acquisition of additional reserves and resources in all of its phases and Pan American competes with many companies possessing greater financial and technical resources. Competition in the mining business for limited sources of capital could adversely affect Pan American's ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant silver reserves or resources or significant exploration potential. As a result, there can be no assurance that Pan American's acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves.

     Pan American's competitive position is largely determined by its costs compared to other producers throughout the world and its ability to maintain its financial integrity through metal price cycles. Costs are governed to a large extent by the location, grade and nature of Pan American's mineral reserves as well as by operating and management skills. As one of few mining companies focusing on silver production, development and exploration, Pan American is subject to unique competitive advantages and disadvantages related to the price of silver. If silver prices substantially increase Pan American will be in a relatively stronger competitive position than diversified mining companies that produce, develop and explore for other minerals in addition to silver. Conversely, if silver prices substantially decrease, Pan American would be at a competitive disadvantage to diversified mining companies.

WORKING CAPITAL

     Management of Pan American believes that its working capital of $2.4 million (as at December 31, 2002) together with the working capital of $2.3 million acquired in connection with the Company's acquisition of Corner Bay and monies available in connection with the IFC Loan is sufficient to ensure liquidity throughout 2003.

ENVIRONMENT

     All phases of Pan American's operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management's knowledge, Pan American is currently in compliance in all material respects with such environmental regulations applicable to its mining operations and exploration activities. The costs associated with environmental compliance are considered to be normal operating costs necessary to maintain operations on an ongoing basis. Other than specific environmental concerns discussed in this Annual Information Form under the headings "Quiruvilca Mine - Environment", "La Colorada - Environment" and "Huaron - Environment", the Company is not aware of any material environmental matters requiring significant capital outlays in the immediate future.

     In the financial year end dated December 31, 2002 Pan American's environmental operating costs were $748,856 and environmental project costs were $591,942. Operating costs were incurred principally for the acid water treatment plant at Quiruvilca and project costs were principally for tailings dam stabilization and rehabilitation of a drainage tunnel at Huaron.

     Other than the Quiruvilca and Huaron mines and the La Colorada property, none of Pan American's properties has any outstanding material reclamation or environmental concerns. As at December 31, 2002, an accounting provision for reclamation in the amount of $12,971,000 had been made in respect of the Quiruvilca, Huaron and La Colorada mines.

     Environmental legislation in all of the jurisdictions in which Pan American operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely affect Pan American's operations and profitability. In addition, environmental hazards may exist on Pan American's properties which are unknown to Pan American at present, which have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The occurrence of any of these hazards or conditions could have a material adverse effect on Pan American's operations or profitability.

TRENDS AND UNCERTAINTIES

     The following is a discussion of trends, commitments, events and uncertainties that are both presently known to management of Pan American and are expected reasonably to have a material effect on Pan American's business, financial condition or results of operations.


     GOVERNMENTAL REGULATION

     Pan American's operations and exploration and development activities are subject to extensive Canadian, U.S., Peruvian, Mexican, Bolivian and other foreign federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxation, labour standards, land use, water use, waste disposal, health, safety, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property, remediation of environment, reclamation and historic and cultural preservation. Future changes in such laws and regulations in the various jurisdictions in which Pan American operates could adversely affect Pan American's operations and profitability.


     METAL PRICE AND EXCHANGE RATE FLUCTUATIONS

     Fluctuating metal prices, particularly the price of silver, zinc, lead, copper and gold, represent one of the most significant factors affecting Pan American's operations and profitability. The following table illustrates the volatility of the price of silver and sets forth the annual high, low, average and end of period London Fix prices in U.S. dollars for an ounce of silver for the periods indicated.

                                               YEAR ENDED DECEMBER 31
                      ------------------------------------------------------------------
                         2002             2001           2000         1999          1998
                         ----             ----           ----         ----          ----
High                  $  5.10          $  4.80        $  5.45      $  5.75       $  7.31
Low                      4.24             4.10           4.58         4.88          4.77
Average                  4.60             4.40           4.95         5.22          5.53
End of Period            4.66             4.52           4.58         5.33          5.05



     On pages 33 through 38 of the Company's 2002 Annual Report under the heading "Management's Discussion & Analysis of Financial Conditions and Results of Operations" there are tables that illustrate the impact of higher and lower metal prices (silver, zinc, lead and copper) on Pan American's expected revenue.

     In addition, fluctuations in currency exchange rates between the United States dollar (being the currency in which Pan American's revenues are currently earned) and the Canadian dollar (used to pay corporate head office costs), the Peruvian sole and the Mexican peso (being the currencies in which a significant portion of Pan American's operating costs are currently incurred) could also have a significant impact on Pan American's operations and profitability.

     The following table sets forth the exchange rates between the Canadian dollar and the U.S. dollar for the periods indicated including the high, low and average exchange rates for such periods (such rates, which are expressed in Canadian dollars, are the noon buying rates for U.S. dollars reported by the Bank of Canada).

                                           YEAR ENDED DECEMBER 31 (CDN.)
                     ---------------------------------------------------------------------
                     2002             2001            2000            1999            1998
                     ----             ----            ----            ----            ----

High                 1.6155          1.6021         1.5590            1.5475         1.5845
Low                  1.5123          1.4936         1.4341            1.4200         1.4037
Average              1.5704          1.5484         1.4850            1.4858         1.4831
End of Period        1.5776          1.5926         1.5002            1.4433         1.5333



     The price of silver and other metals or currency exchange rates are affected by numerous factors beyond Pan American's control including, but not limited to, international economic and political conditions, inflation, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of base and precious metals, and therefore the profitability of Pan American's operations, cannot accurately be predicted. Changes in the market price of these metals and changes in such currency exchange rates could adversely affect Pan American's operations and profitability.


     OPERATING HAZARDS AND RISKS

     The operation and development of a mine or a mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, without limitation: ground fall; explosions and other accidents; flooding; environmental hazards; the discharge of toxic chemicals; and other hazards and risks. Such occurrences may result in work stoppages, delayed production, increased production costs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Pan American maintains insurance in an amount, which it considers adequate for its operations, the nature of these risks is such that liabilities could exceed policy limits or may not be insurable. The occurrence of any of these events could incur significant costs, which could have a materially adverse effect upon the Company's operations or profitability.


     EXPLORATION AND DEVELOPMENT RISKS

     The long-term operation of Pan American's business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American's mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. For example, the Manantial Espejo, Lucita and Tres Cruces properties are in the exploration stages only and are without a known body of commercial mineralization. Development of Pan American's mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American's acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American's operations and profitability.


     PERMITTING

     Operations at the Quiruvilca, Huaron, La Colorada, and San Vicente properties and the Stockpiles are subject to receiving and maintaining permits from appropriate governmental authorities in Peru, Mexico and Bolivia, respectively. Although Pan American currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations at these properties including any proposed capital improvement programs. Prior to any development on any of its other properties Pan American must receive permits from appropriate governmental authorities. Although the permitting processes with such authorities have progressed well to date and Pan American expects that all necessary permits will be forthcoming, there is no guarantee that Pan American will obtain all permits necessary to develop or continue operating at any particular property.


     UNCERTAINTY IN THE CALCULATION OF MINERAL RESERVES, RESOURCES AND SILVER RECOVERY

     There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of Pan American's properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.


     INFRASTRUCTURE

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American's operations and profitability.


     SMELTER SUPPLY ARRANGEMENTS

     The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counter parties not honour supply arrangements, or should any of them become insolvent, Pan American may be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely affected.


     ENVIRONMENTAL FACTORS

     See "Environment".

     TITLE TO ASSETS

     The validity of mining or exploration titles or claims, which constitute most of Pan American's property holdings, can be uncertain and may be contested. Pan American has used its best efforts to investigate its title or claims to its various properties and, to the best of its knowledge, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially affect Pan American's rights to its various properties or interests therein.

     Although Pan American has received title opinions for those properties in which it has a material interest there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American's properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.


     FOREIGN OPERATIONS

     As at December 31, 2002, the majority of the Company's current operations were conducted by its subsidiaries outside of Canada in Peru and Mexico. All of Pan American's current production and revenue is derived from its operations in Peru and Mexico. As Pan American's business is carried on in a number of foreign countries it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.

     Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in February of 2001, the exploration premises of a Canadian mineral exploration company, Manhattan Minerals Inc., at Tambo Grande in Northern Peru, were stormed by approximately 5,000 people, who burned machinery and injured approximately 30 people. Although Pan American's operations in Peru are located in communities that have been traditionally supportive of mining for decades and no discernable local opposition has arisen to Pan American's projects, there can be no assurance that such local opposition will not arise in the future.

     Changes, if any, in mining or investment policies or shifts in political attitude in Peru, Mexico or Bolivia may adversely affect Pan American's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     In certain countries where Pan American has properties or interests failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction, or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Pan American's operations or profitability.


     UNITED STATES LEGISLATION

     There is a movement in the United States Congress to reform the current mining laws. While it is not expected that any reform legislation will pass the United States Congress in the current session, it is not unlikely that some changes to U.S. mining laws will occur in the future. These changes may include the payment of royalties to the government, increased holding fees and restrictions or prohibitions on patenting mining claims. In addition, prospective legislation could be expected to include various environmental and land use requirements, which may restrict, or in some cases, prevent mining operations. Although none of the mineralization on the properties on which Pan American holds direct or indirect interests are within unpatented claims, Pan American's interest in unpatented claims on federal land could have an overall impact on the value of its properties in the United States.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

ANNUAL INFORMATION

     Selected consolidated financial information of the Company for each of the last five completed financial years is as follows:



                                            2002          2001         2000          1999           1998
                                         ---------     ---------    ----------    ---------      ---------
                                              (thousands of U.S. dollars, except per share amounts)

Revenue                                  $  45,093     $  37,296    $   29,931    $  26,851      $  30,219
Operating loss                             (34,910)       (8,540)      (46,650)      (5,837)        (6,016)
Operating loss per share                                                ($1.37)      ($0.20)
                                            ($0.93)       ($0.24)                                   ($0.24)
Net loss                                   (33,658)       (8,077)      (45,878)      (5,837)        (5,987)
Net loss per share                                                      ($1.35)      ($0.20)
                                            ($0.80)       ($0.22)                                   ($0.24)
Cash and short-term investments             10,198         3,844         7,590       15,873         10,139
Total assets                                94,966        97,517        83,087      107,829         70,719
Total long-term financial liabilities        3,942         5,010         4,987           --             --
Total shareholder's equity                  55,492        58,877        57,544       94,884         61,656



     Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:

                                             2002                                                  2001
                           ---------------------------------------------      -----------------------------------------------
                             THREE      THREE       THREE        THREE         THREE      THREE        THREE          THREE
                            MONTHS     MONTHS       MONTHS      MONTHS         MONTHS    MONTHS        MONTHS         MONTHS
                             ENDED      ENDED       ENDED        ENDED         ENDED      ENDED        ENDED          ENDED
                           MARCH 31    JUNE 30     SEPT. 30     DEC. 31       MARCH 31   JUNE 30      SEPT. 30       DEC. 31
                           --------   --------     --------     --------      --------   -------      --------       --------
                                                     (thousands of U.S. dollars, except  per share amounts)

Total Revenue               $10,199   $11,615      $ 11,195     $ 12,084      $ 4,541    $ 8,051       $13,790        $10,914
Expenses:
  Operating costs             9,202    10,807        11,447       11,705        4,894      9,083        14,471         12,143
  Depreciation                1,429     1,435         1,316          692          708      1,034         1,278          1,292
  General & admin.              359       498           379          462          505        476           471            686
  Reclamation                   198       221           226          215          115        108           107            290
  General exploration            83       260           234          629          152        171           115            454
  Investment income, net        231      (119)         (149)          13          292        (28)         (147)          (437)
  Write-off resource ppty                            15,129       12,089
  Operating loss             (1,303)   (1,487)      (17,387)     (13,721)      (1,541)    (2,849)       (2,799)        (4,388)
  Gain on sale of land           --        --            --           --           --         --         3,500             --
Net income (loss) for
 the period                 $(1,303)  $(1,247)     $(17,387)    $(13,721)     $(1,541)   $(2,849)      $   701        $(4,388)

Earnings (loss) per
share                        ($0.03)   ($0.03)     $  (0.40)      ($0.40)      ($0.04)    ($0.08)      $  0.02         ($0.12)


     Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

     Further discussion of the Company's financial results is contained in the "Management's Discussion and Analysis" incorporated by reference into this Annual Information Form.

DIVIDENDS

     The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings will be retained to finance further exploration and development. Currently there are no restrictions with respect to the Company's present or future ability to declare or pay dividends.




                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and the Consolidated Financial Statements of the Company for the years ended December 31, 2002 and 2001, set out on pages 33 through 38 and 41 through 55, respectively, of the Company's 2002 Annual Report, which are incorporated by reference herein.




                              MARKET FOR SECURITIES
--------------------------------------------------------------------------------

     The Company's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "PAA". The common shares of the Company are also quoted on the Nasdaq National Market and trade under the symbol "PAAS". Warrants to purchase common shares of the Company are also listed and posted for trading on the Toronto Stock Exchange and trade under the symbol "PAA.WT".

                             DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

     The names and municipalities of residences of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:

NAME AND MUNICIPALITY                                                  PRINCIPAL OCCUPATION DURING THE
OF RESIDENCE                         POSITION WITH THE COMPANY         PAST FIVE YEARS
---------------------                -------------------------         ---------------------------------

ROSS J. BEATY(2),(3),(4)             Director, Chairman and Chief      Chairman and Chief Executive Officer
Vancouver, B.C.                      Executive Officer (director of    of the Company
                                     the Company since September
                                     30, 1988)

WILLIAM A. FLECKENSTEIN(3),(4)       Director of the Company since     President of Fleckenstein Capital,
Seattle, Washington, U.S.A.          May 9, 1997                       Inc. (an investment counselling
                                                                       firm) from 1996 to present; prior
                                                                       thereto Partner of Olympic Capital
                                                                       Management Inc. (an investment
                                                                       counselling firm)

MICHAEL J.J. MALONEY(1),(2),(3),(4)  Director of the Company from      Private Investor
Seattle, Washington, U.S.A.          Sept. 11, 1995 to Nov. 29,
                                     1999 and then re-elected on
                                     May 15, 2000

PAUL B. SWEENEY(1),(4)               Director of the Company since     Vice President and Chief Financial
Surrey, B.C.                         August 6, 1999                    Officer of Canico Resource Corp. (a
                                                                       mining company) since February 2002;
                                                                       prior thereto Chief Financial Officer
                                                                       of Manhattan Minerals Inc. (a mining
                                                                       company) from December 1999 to May,
                                                                       2001; Chief Financial Officer of Sutton
                                                                       Resources Inc. (a mining company)
                                                                       from February, 1998 to April, 1999; and
                                                                       prior thereto Senior Vice President
                                                                       and Chief Financial Officer at
                                                                       Princeton Mining Corp.

MICHAEL LARSON(4)                    Director of the Company since     Investment Advisor and Manager of
Seattle, Washington                  November 29, 1999                 Cascade Investment LLC (a private
                                                                       investment company)

JOHN H. WRIGHT(4)                    Director, President and Chief     President of the Company
Vancouver, B.C.                      Operating Officer (director
                                     of the Company since
                                     September 30, 1988)

JOHN WILLSON(1),(2),(4)              Director since April 4, 2002      Retired since April 2000; formerly
                                                                       CEO of Placer Dome Inc.



NAME AND MUNICIPALITY                                                  PRINCIPAL OCCUPATION DURING THE
OF RESIDENCE                         POSITION WITH THE COMPANY         PAST FIVE YEARS
---------------------                -------------------------         ---------------------------------

ANTHONY HAWKSHAW                     Chief Financial Officer           Chief Financial Officer of the
Vancouver, B.C.                                                        Company

NORM PITCHER                         Chief Geologist                   Chief Geologist of the Company since
North Vancouver, B.C.                                                  February, 1998 and prior thereto
                                                                       consulting geologist with H.A.
                                                                       Simons Engineering

STUART A. MOLLER                     Vice President,                   Vice President, Exploration of the
La Paz, Bolivia                      Exploration                       Company since July 1997; and prior
                                                                       thereto Exploration Manager in
                                                                       Bolivia with Barrick Gold
                                                                       Corporation.

ROSALIE MOORE                        Vice President,                   Vice President, Corporate Relations
West Vancouver, B.C.                 Corporate Relations               of the Company.

GORDON JANG                          Controller and Secretary          Controller of the Company
Vancouver, B.C.

------------------------

1    Member of the Audit Committee

2    Member of the Compensation Committee

3    Member of the Nominating and Governance Committee

4    Member of the Environmental Committee


     The directors of the Company are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. The board currently consists of seven directors five of whom, John Willson, Paul B. Sweeney, Michael Larson, William A. Fleckenstein and Michael J.J. Maloney, qualify as unrelated directors who are independent of management. On January 1, 2003, Mr. Robert Pirooz rejoined Pan American as its Vice President, Legal Affairs. Mr. John Wright has advised that, for family reasons, at the end of May, 2003 he is stepping down as President and Chief Operating Officer of Pan American. Mr. Wright will remain an active director of the Company. Mr. Geoff Burns has joined Pan American effective May 1, 2003 and will fulfill Mr. Wright's functions. As well, on March 1, 2003 Mr. Bill Faust joined Pan American as Vice President, Alamo Dorado. Lastly, Ms. Rosalie Moore has resigned from the Company effective May 1, 2003. Replacing Ms. Moore is Ms. Brenda Radies. The board has established four committees: the Audit Committee, the Compensation Committee, the Environmental Committee and the Nominating and Governance Committee. The board does not have an Executive Committee. The composition of the various committees as at December 31, 2002 is set forth in the preceding table. As of May 12, 2003, Mr. Beaty no longer serves on the Compensation Committee or the Nominating and Governance Committee.

     As at March 28, 2003, the directors and officers of the Company as a group beneficially owned, directly or indirectly, 5,105,000 common shares of the Company representing 17.12% of the issued and outstanding common shares of the Company.


CONFLICTS OF INTEREST

     Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. However, the directors are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.


                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Information Circular for the Annual General Meeting of the Company to be held on May 12, 2002. Additional financial information is also provided in the Company's Audited Consolidated Financial Statements for the years ended December 31, 2002 and 2001 which are contained in the Company's 2002 Annual Report.

     The Company shall provide to any person, upon request to the Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a shelf or short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

          (i) one copy of the Annual Information Form of the Company, together with a copy of any document or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

          (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

          (iii) one copy of the information circular of the Company in respect to its most recent annual meeting of shareholders that involved the election of directors; and

          (iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or shelf or short form prospectus and are not required to be provided under
               (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in (a)
          (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Requests for copies pursuant to the foregoing should be made to the Secretary of the Company at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

                                GLOSSARY OF TERMS
--------------------------------------------------------------------------------

"adit" - a horizontal or nearly horizontal passage driven from the surface for the working of a mine.

"adularia" - a very low-temperature monoclinic potassium feldspar.

"andesite" - a dark-coloured, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g. biotite, horneblend, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite.

"argillic" - pertaining to clay or clay minerals, e.g. in "argillic alternation" in which certain minerals are converted to minerals of the clay group.

"arroyo" - a term applied in the arid and semi-arid southwestern U.S. to a small deep flat-floored channel or gully of an ephemeral or intermittent stream. It is usually dry and has steep or vertical banks of unconsolidated material.

"basalt" - a dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene.

"berm" - the space left between the upper edge of a cut and the toe of an embankment.

"breccia", "brecciation" - rock broken up by geological forces.

"calcareous" - containing calcium carbonate. When applied to a rock name, it implies that as much as 50% of the rock is calcium carbonate.

"chalcopyrite" - a bright brass-yellow tetragonal mineral; generally found massive and constitutes the most important ore of copper.

"chert" - a hard, dense, dull to semivitreous, microcrystalline or cryptocrystalline sedimentary rock, consisting dominantly of interlocking crystals of quartz less than about 30mu m in diameter; it may contain amorphous silica (opal). It sometimes contains impurities such as calcite, iron oxide, and the remains of siliceous and other organisms. Chert occurs principally as nodular or concretionary nodules in limestone and dolomites, and less commonly as layered deposits (bedded chert).

"conglomerate" - a coarse-grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter (granules, pebbles, cobbles, boulders) set in fine-grained matrix of sand or silt and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

"cut-and-fill" - a method of stoping in which ore is removed in slices, or lifts, following which the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined. The back fill supports the walls of the stope.

"dacite" - a fine-grained extrusive rock with the same general composition as andesite, but having less calcic plagioclase and more quartz.

"diamond drill" - a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

"dore" - unrefined gold and silver in bullion form.

"drift" - a horizontal passage underground that follows along the length of a vein or rock formation.

"enargite" - a grayish-black or iron-black orthorhombic mineral. It is an important ore of copper.

"epidote" - a basic silicate of aluminium, calcium and iron.

"epithermal" - formed by low-temperature (100 - 200 degrees C.) hydrothermal processes.

"fault" - a fracture in a rock where there has been displacement of the two sides.

"feldspar" - a prominent group of rock-forming silicate minerals.

"fracture" - breaks in a rock, usually due to intensive folding or faulting.

"galena" - the most important ore of lead, found in hydro-thermal veins and as a replacement mineral.

"gangue" - that part of an ore deposit from which a metal or metals is not extracted.

"gneiss" - a foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles in which minerals having flaky or elongate prismatic habits predominate.

"granodioritic" - similar to granitic, except that graphic texture does not seem to occur, and a lower percentage of silicon, and a higher calcium and magnesium content is present.

"indicated mineral resource" - mineral resources for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource" - mineral resources for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"lacustrine" - pertaining to, produced by, or inhabiting a lake or lakes.

"loop" - a pattern of field observations that begin and end at the same point with a number of intervening observations.

"manto" - a blanket-like replacement of rock (commonly limestone) by ore. In some districts, the term has been modified to designate a pipe-shaped deposit confined within a single stratigraphic horizon.

"marls" - a variety of materials, most of which occur as loose, earthy deposits consisting chiefly of an intimate mixture of clay and calcium carbonate.

"measured mineral resource" - the part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"mineral reserve" - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur that when the material is mined.

"mineralization" or "resources" or "mineral resources" - is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"monzonite" - a granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite. Quartz is minor or absent.

"muck" - ore or rock that has been broken by blasting.

"open pit" - a surface working open to daylight, such as a quarry.

"ore shoot" - a pipelike, ribbonlike or chimneylike mass of ore within a deposit (usually a vein), representing the more valuable part of a deposit.

"orogeny" - a period of mountain building.

"pearceite" - a monoclinic mineral Ag(16)As(2)S(11), having copper as an apparent necessary minor component which is metallic black, brittle and occurs in low-to moderate-temperature silver and base-metal ores.

"pinch" - a compression of the walls of a vein, or the roof and floor of a coal bed, which more or less completely displaces the ore or coal.

"polybasite" - a monoclinic mineral (Ag,Cu)(16)Sb(2)S(11) that is soft, metallic and grey to black occurring in low-temperature veins. A source of silver.

"porphyry" - an igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained ground mass.

"probable mineral reserve" - is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"proustite" - a triangle mineral, Ag(3)AsS(3), with rhombohedral cleavage that is soft, ruby red and occurs in low temperature or secondary enrichment veins. A minor source of silver.

"proven mineral reserve" - is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"pyrite" - a mineral containing iron sulphide.

"pyroclastic" - rock formed by the mechanical combination of volcanic fragments.

"pyrrhotite" - a monoclinic and hexagonal mineral, FeS, invariably deficient in iron, variably ferrimaganetic, which is metallic, bronze yellow with iridescent tarnish and occurs in mafic igneous rocks, contact metamorphic deposits, high temperature veins and granite pegmatites.

"qualified person" - is an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; and has experience relevant to the subject matter of the mineral project; and who is a member in good standing of a recognized self-regulatory organization of engineers or geoscientists.

"raise" - a vertical or inclined underground working that has been excavated from the bottom upward.

"resuing" - a method of stoping wherein the wall rock on one side of the vein has been blasted after the ore itself is broken, with the waste rock used as fill. Resuing is employed on narrow veins and permits a recovery with a minimum of dilution.

"rhodochrosite" - a hexagonal carbonate mineral, found in lead and silver-lead ore veins and in metasomatic deposits.

"schist" - a strongly foliated crystalline rock formed by dynamic metamorphism, that can be readily split into thin flakes or slabs due to the well developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit (e.g., mica and hornblende).

"shrinkage stoping" - a method of stoping which utilizes part of the broken ore as a working platform and as support for the walls.

"silicified" - a rock altered by a silica hydrothermal solution.

"skarn" - rocks composed nearly entirely of lime-bearing silicates and derived from nearly pure limestones and dolomites in which large amounts of silicon, aluminium, iron and magnesium has been introduced.

"sphalerite" - the main zinc ore, found in metasomatic deposits with galena, in hydro-thermal vein deposits, and in replacement deposits.

"split" - a coal seam that is separated from the main seam by a thick parting of other sedimentary rock.

"stope" - an excavation in a mine from which ore is being or has been extracted.

"strike" - the course or bearing of a layer of rock.

"stripping ratio" - the ratio of waste material to ore experienced in mining an ore body by open pit.

"supergene" - said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions; also, said of the solutions and of that environment.

"swell" - an enlarged place in an orebody, as opposed to a pinch.

"tailings" - material rejected from a mill after recoverable valuable minerals have been extracted.

"tennantite" - a blackish lead-gray isometric mineral. It is isomorphous with tetrahedrite, and sometimes contains zinc, silver, or cobalt replacing part of the copper. It is an important ore of copper.

"tetrahedrite" - a metallic isometric mineral. It is isomorphous with tennantite, and often contains silver or other metals replacing part of the copper. Tetrahedrite is an important ore of copper and sometimes an ore of silver.

"trachytes" - fine-grained, alkali, intermediate igneous rocks.

"tuff" - a general term for all consolidated pyroclastic rocks. Adj: tuffaceous.

"tuffs" - upon consolidation, the general name for the material derived from solid volcanic material which has been blown into the atmosphere by explosive activity.

"vein" - an epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

                                                                  DOCUMENT NO. 2

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL INFORMATION

The consolidated financial statements and all information in the Annual Report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada from information available to March 7, 2003. Financial information presented throughout the Annual Report is consistent with the information presented in the consolidated financial statements.

The Audit Committee of the Board of Directors meets with management to ensure that management maintains systems of internal and administrative controls to provide reasonable assurance that financial information is presented fairly. The audit committee also meets with the Company's external auditors to review the scope and results of their audit and auditors' report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants, who were appointed by the shareholders. The Auditors' Report sets out the scope of their examination and their opinion on the consolidated financial statements.


/s/ Anthony Hawkshaw
-----------------------
Anthony Hawkshaw
Chief Financial Officer

Vancouver, Canada
March 7, 2003


AUDITORS' REPORT

TO THE SHAREHOLDERS OF PAN AMERICAN SILVER CORP.

We have audited the consolidated balance sheets of Pan American Silver Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP
---------------------------
Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia

February 20, 2003,
except for Note 9,
which is at March 7, 2003

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(IN THOUSANDS OF US DOLLARS)

                                                                                   2002                       2001
                                                                                ----------               ------------
ASSETS
Current
  Cash and cash equivalents                                                     $   10,185               $      3,331
  Short-term investments                                                                13                        513
  Accounts receivable                                                                4,598                      6,037
  Inventories (Note 4)                                                               4,637                      4,655
  Prepaid expenses                                                                   3,197                      6,534
                                                                                ----------               ------------
Total Current Assets                                                                22,630                     21,070
Mineral property, plant and equipment, net (Note 5)                                 59,447                     66,659
Investment and other properties (Note 6)                                             4,193                      1,785
Direct smelting ore (Note 4)                                                         4,303                      -
Other assets (Note 7)                                                                4,393                      2,003
                                                                                ----------               ------------
Total Assets                                                                    $   94,966               $     91,517
                                                                                ==========               ============

LIABILITIES
Current
  Operating line of credit                                                      $      125               $      1,390
  Accounts payable and accrued liabilities (Note 8)                                 15,227                     12,283
  Advances for metal shipments                                                       2,158                      4,071
  Current portion of bank loans and capital lease (Note 9)                           1,638                      2,209
  Current portion of severance indemnity and commitments (Note 14)                     953                        547
  Current portion of deferred revenue (Note 7)                                         130                        643
                                                                                ----------               ------------
Total Current Liabilities                                                           20,231                     21,143
Deferred revenue (Note 7)                                                              923                      1,850
Bank loans and capital lease (Note 9)                                                3,942                      5,010
Provision for reclamation (Note 5)                                                  12,971                      2,112
Severance indemnity and commitments (Notes 5, 6 and 14)                              1,407                      2,525
                                                                                ----------               ------------
Total Liabilities                                                                   39,474                     32,640
                                                                                ==========               ============
SHAREHOLDERS' EQUITY
Share capital (Note 10)
  Authorized:
    100,000,000 common shares of no par value
  Issued:
    December 31, 2001 - 37,628,234 shares
    December 31, 2002 - 43,883,454 shares                                          161,024                    130,723
Additional paid in capital                                                           1,092                      1,120
Deficit                                                                           (106,624)                   (72,966)
                                                                                ----------               ------------
Total Shareholders' Equity                                                          55,492                     58,877
                                                                                ----------               ------------
Total Liabilities and Shareholders' Equity                                      $   94,966               $     91,517
                                                                                ==========               ============



APPROVED BY THE BOARD

/s/ Ross J. Beaty                                          /s/ John H. Wright
---------------------                                      ---------------------
Ross J. Beaty,                                             John H. Wright,
Director                                                   Director



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARES AND PER SHARE AMOUNTS)

                                                             2002                  2001                  2000
                                                         ------------          ------------          ------------

Revenue                                                  $     45,093           $    37,296          $     29,931
                                                         ------------          ------------          ------------
Expenses
  Operating                                                    43,161                40,591                27,561
  General and administration                                    1,698                 2,138                 2,177
  Depreciation and amortization                                 4,872                 4,312                 2,509
  Reclamation                                                     860                   620                   461
  Exploration                                                   1,206                   892                   800
  Interest expense                                                988                   783                   326
  Write down of mineral properties
    and reclamation (Notes 5 and 6)                            27,218                     -                42,747
  Gain on sale of land (Note 3)                                     -                (3,500)                    -
                                                         ------------          ------------          ------------
                                                               80,003                45,836                76,581
                                                         ------------          ------------          ------------
Loss from operations                                          (34,910)               (8,540)              (46,650)
Interest income                                                   269                   236                   641
Other income (Note 13)                                            983                   227                   131
                                                         ------------          ------------          ------------
Net loss for the year                                    $    (33,658)         $     (8,077)         $    (45,878)
                                                         ------------          ------------          ------------

Basic and fully diluted loss per share (Note 2)                ($0.80)               ($0.22)               ($1.35)
                                                         ------------          ------------          ------------
Weighted average shares outstanding                        41,849,413            36,162,815            33,987,958
                                                         ------------          ------------          ------------


          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARES)

                                                         COMMON SHARES       ADDITIONAL
                                                --------------------------    PAID IN
                                                  SHARES         AMOUNT       CAPITAL         DEFICIT           TOTAL
                                                ----------    ------------   ----------     ------------     ------------
Balance, December 31, 1999                      32,460,845    $    113,780     $   115      $   (19,011)     $    94,884
  Issued on acquisition of
  Huaron (Note 3)                                1,780,389          7,015            -                -            7,015
  Issued for purchase of royalty                   140,000            507            -                -              507
  Fair value of stock options granted                    -              -          985                -              985
  Fair value of warrants granted                         -              -           69                -               69
  Foreign exchange translation adjustment                -              -          (38)               -              (38)
  Net loss for the year                                  -              -            -          (45,878)         (45,878)
                                                ----------    ------------     -------      -----------      -----------
Balance, December 31, 2000                      34,381,234        121,302        1,131          (64,889)          57,544
  Exercise of stock options                        247,000            789            -                -              789
  Shares issued for cash, net of share
    issue costs (Note 10c)                       3,000,000          8,632            -                -            8,632
  Fair value of warrants granted (Note 10c)              -              -           27                -               27
  Foreign exchange translation adjustment                -              -          (38)               -              (38)
  Net loss for the year                                  -              -            -           (8,077)          (8,077)
                                                ----------    ------------     -------      -----------      -----------
Balance, December 31, 2001                      37,628,234        130,723        1,120          (72,966)          58,877
  Exercise of stock options                      1,445,400          6,102            -                -            6,102
  Shares issued for cash, net of share
    issue costs (Note 10b(i))                    3,450,000         15,599            -                -           15,599
  Issued on acquisition of Manantial
    Espejo (Notes 6 and 10bii)                     231,511          1,250            -                -            1,250
  Issued on acquisition of royalty
    (Notes 5 and 10biii)                           390,117          3,000            -                -            3,000
  Issued as compensation payable
    (Note 10b (v))                                  69,000            253            -                -              253
  Issued to purchase silver stockpiles
    (Notes 4 and 10biv)                            636,942          4,000            -                -            4,000
  Exercise of share purchase warrants               32,250             97            -                -               97
  Foreign exchange translation adjustment                -              -          (28)               -              (28)
  Net loss for the year                                  -              -            -          (33,658)         (33,658)
                                                ----------    ------------     -------      -----------      -----------
Balance, December 31, 2002                      43,883,454    $    161,024     $ 1,092      $  (106,624)     $    55,492
                                                ==========    ============     =======      ===========      ===========


The cumulative translation adjustment account at December 31, 2002 was $11 (2001 - $39).

          See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF US DOLLARS)

                                                                    2002                   2001                   2000
                                                                ------------            ----------            ---------
Operating activities
  Sales proceeds                                                $     44,015            $   38,176            $  30,085
  Hedging activities                                                     960                    40                  181
  Interest paid                                                         (988)                 (783)                (326)
  Other income and expenses                                              926                    96                  762
  Products and services purchased                                    (42,533)              (36,759)             (26,898)
  Exploration                                                         (1,102)                 (892)                (811)
  Taxes paid                                                               -                     -                 (111)
  General and administration                                          (2,020)               (1,964)              (2,267)
                                                                ------------            ----------            ---------
                                                                        (742)               (2,086)                 615
                                                                ------------            ----------            ---------
Financing activities
  Repayments of bank loans                                            (3,325)               (5,044)              10,043
  Shares issued for cash                                              22,821                 9,789                    -
  Share issue costs                                                     (962)                 (340)                   -
                                                                ------------            ----------            ---------
                                                                      18,534                 4,405               10,043
                                                                ------------            ----------            ---------
Investing activities
  Mineral property, plant and equipment expenditures                  (9,780)               (6,683)              (1,077)
  Investment and other property expenditures                          (1,158)                  (24)             (17,815)
  Short-term investment sales (purchases)                                  -                   256                  (13)
  Other                                                                    -                   (81)                 (59)
                                                                ------------            ----------            ---------
                                                                     (10,938)               (6,532)             (18,964)
                                                                ------------            ----------            ---------
Increase (decrease) in cash and
  cash equivalents for the year                                        6,854                (4,213)              (8,306)
Cash and cash equivalents at beginning of year                         3,331                 7,544               15,850
                                                                ------------            ----------            ---------
Cash and cash equivalents at end of year                        $     10,185            $    3,331            $   7,544
                                                                ============            ==========            =========



Supplemental Cashflow Information (Note 12c)


          See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(TABULAR AMOUNTS ARE IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARES, PRICE PER SHARE AND PER SHARE AMOUNTS)


1. NATURE OF OPERATIONS

The Company is a silver mining company operating in Peru, Mexico and Bolivia.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada as set out below. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant differences from United States accounting principles are disclosed in Note 16.

A) BASIS OF PRESENTATION

These consolidated financial statements are expressed in United States dollars and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Certain comparative figures have been reclassified to conform to the current year's presentation.

B) REVENUE RECOGNITION

Revenue is recognized when title and risk of ownership of metals have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue are recorded in the period leading up to and during the period of final settlement of prices, weights and assays.

C) INVENTORIES

Metals inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Materials and supplies inventories are carried at the lower of average cost and replacement cost. Costs of direct smelting ore are charged to operations on a per tonne of ore sold basis over 600,000 tonnes (Note 4).

D) MINERAL PROPERTY, PLANT AND EQUIPMENT

   i) Mineral properties

   Acquisition costs of mineral development properties together with costs directly related to mine development expenditures and any interest thereon are deferred. Once in production such costs are amortized on a units-of-production basis over a property's expected economic life. Exploration costs are charged to operations.

   ii) Mineral property, plant and equipment are stated at the lower of cost or estimated net recoverable value on the basis of undiscounted estimates of future cash flows. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized.

   Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations. Depreciation is calculated on a straight-line basis over the lesser of an asset's estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

   The carrying value of mineral properties and any related plant and equipment are reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. Any resulting write downs to net recoverable value are charged to operations. Deferred costs relating to abandoned properties are written off.

E) RECLAMATION COSTS

Ongoing reclamation costs are charged to operations in the period in which they are incurred. Estimated closure costs are accrued on a units-of-production basis. At operations where the carrying value of the related property, plant and equipment is deemed to be impaired because of uncertainty about the expected mine life, an estimate of the expected future reclamation and closure costs is made. The difference between the estimated future reclamation and closure costs and the amount of such costs accrued at the time of impairment is charged to operations. Should subsequent revisions of the estimated future costs be made, the effect of the revision on the amount accrued would be reflected as a charge or credit to operations.

F) FOREIGN CURRENCY TRANSLATION

The Company's functional currency is the US dollar. The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into US dollars at prevailing rates of exchange at each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Foreign currency gains and losses are deferred as a component of additional paid in capital.

Foreign currency transactions and balances and the accounts of integrated foreign operations are accounted for by the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Foreign currency gains and losses are expensed.

G) DERIVATIVE FINANCIAL INSTRUMENTS

The Company, from time to time, uses forward sales instruments for the purpose of managing the price of anticipated metal sales. These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company. Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is delivered.

Occasionally, non-hedging derivative contracts are entered into. These contracts are recorded on the balance sheet and marked-to-market at each reporting date. Any mark-to-market gains or losses are included in the statement of operations.

H) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash or highly liquid, fixed income securities or term deposits with an average yield of 1.25% (2001 -1.65%) and an average term to maturity, at the date of purchase, of one month.

I) SHORT-TERM INVESTMENTS

Short-term investments are carried at the lower of cost and market value.

J) STOCK OPTION PLAN

The Company provides options to buy common shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options are granted.

The Company adopted the intrinsic value method of accounting for stock-based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share option exercise price on the day that options are granted.

K) LOSS PER SHARE

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding call options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

3. BUSINESS ACQUISITION

On March 6, 2000, the Company acquired a 71.83 percent interest in Compania Minera Huaron S.A. ("Huaron"). The acquisition agreement provided for the issuance of 1,780,389 common shares of the Company valued at $7,015,000 and 700,000 common share purchase options with a value of $985,000. The share purchase options were exercisable over a ten-year period at $4.00 per share and would have expired on March 6, 2010. During 2002, all the share purchase options were exercised for proceeds of $2,800,000. The Company also granted the vendors a 2.16 percent net smelter return royalty payable after the Company has extracted 4,300,000 tonnes of ore from the property. As at December 31, 2002, the Company had extracted 974,000 tonnes of ore from the property. This royalty increases to a maximum of 3 percent if the Company acquires a 90 percent or more interest in Huaron. Included in liabilities of Huaron at the date of acquisition was a liability of $3,174,000 payable to the former majority shareholders of Huaron. This liability was discharged from the proceeds of sale of certain Huaron assets for $1,980,000 and corporate funds of $1,194,000. Between March 6 and October 20, 2000, the Company increased its ownership in Huaron to 72.64 percent by purchasing shares from minority shareholders for $65,000.


The acquisition was accounted for by the purchase method and the accounts of Huaron have been consolidated from March 6, 2000. The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets                                    $   1,297
Property, plant and equipment                        12,968
                                                  ---------
                                                     14,265

Less:
  Current liabilities                                (3,649)
  Long-term liabilities                              (1,551)
  Severance indemnity                                (1,000)
                                                  ---------
  Consideration, including cash of $65,000        $   8,065
                                                  =========


On August 2, 2001, the Company increased its ownership of Huaron to 99.85 percent when the Company sold certain parcels of Huaron land to Volcan Compania Minera S.A. ("Volcan") in exchange for Volcan's 27.21 percent interest in Huaron, which was valued at $2,968,000. The Company also received $200,000 in cash, 1,800,000 Volcan "B" shares valued at $500,000 and other benefits as consideration for the sale of Huaron land and recorded a $3,500,000 gain (Note
13) as a result of this transaction.

4. INVENTORIES

Inventories consist of:

                                        2002          2001
                                      -------       -------
Concentrate inventory                 $ 3,128       $ 2,115
Direct smelting ore                     4,753             -
Materials and supplies                  1,059         2,540
                                      -------       -------
                                        8,940         4,655
Long-term portion of
  direct smelting ore                  (4,303)            -
                                      -------       -------
                                      $ 4,637       $ 4,655
                                      =======       =======


Under an agreement entered into on November 8, 2002 with Volcan, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles to a nearby smelter. The consideration paid was 636,942 common shares of the Company with a value of $4,000,000, the return to Volcan of 1,800,000 Volcan "B" shares, carried on the Company's books at $500,000 and a one-third production bonus after the Company recovers $4,500,000, operating costs, deemed taxes and interest on the acquisition cost. In addition, the Company guaranteed that Volcan would receive a minimum $4,000,000 from the sale of the Company's common shares. Pursuant to this guarantee the Company made a $317,000 cash payment to Volcan.

Under a second agreement with Volcan, the Company has the option to acquire a 60 percent interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending November 8, 2005. In the twelve-months following this three-year period, the Company may increase its interest to 100 percent by paying Volcan $3,000,000 and granting Volcan a 7 percent royalty on commercial production from the stockpiles.

The Company wrote-down the $1,807,000 carrying value of Quiruvilca's materials and supplies inventory in 2002.

5. MINERAL PROPERTY, PLANT AND EQUIPMENT
Mineral property, plant and equipment consist of:


                    LA COLORADA         QUIRUVILCA        HUARON         OTHER         2002          2001
                    -----------         ----------       --------        ------      --------     ---------
Mineral Property     $ 4,153             $      -        $      1        $    -      $  4,154     $   1,250
Plant and equipment    2,257               13,356          20,799             -        36,412        35,694
Mine development      26,757                9,817          14,500             -        51,074        43,001
Other                      -                    -               -           527           527         1,108
                     -------             --------        --------        ------      --------     ---------
                     $33,167              $23,173        $ 35,300          $527      $ 92,167     $  81,053
                     -------             --------        --------        ------      --------     ---------
Accumulated
  amortization and
  write downs           (645)             (23,173)         (8,481)         (421)      (32,720)      (14,394)
                     -------             --------        --------        ------      --------     ---------
                     $32,522             $      -        $ 26,819        $  106      $ 59,447     $  66,659
                     =======             ========        ========        ======      ========     =========




Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from five to twenty years or estimated ore reserves. Mine development is amortized over estimated ore reserves.

Until May 2001, mine development costs at the Huaron mine were capitalized as part of mineral properties. These costs were transferred to property, plant and equipment when commercial production began in May 2001.

On May 23, 2002, the Company acquired a 5 percent net smelter return royalty over the La Colorada mine. The purchase price was 390,117 common shares of the Company valued at $3,000,000.

In September 2002, the Company wrote down its investment in the Quiruvilca mine by $15,129,000. This decision was reached after an evaluation of the likelihood of recovering the carrying value of Quiruvilca in light of the mine's recent and expected operating and financial performance. The amount of the write down as at December 31, 2002 was $27,218,000, which includes a $10,000,000 provision for future reclamation, a $1,807,000 write down of the mine's materials and supplies inventory and $282,000 of capital asset expenditures that were expensed subsequent to September 30, 2002. As at December 31, 2002, the balance of Quiruvilca's future reclamation costs account was $12,467,000. The Company will continue to operate the mine and all spending at the Quiruvilca mine will be expensed as incurred.

During the third quarter of 2002, the Company commenced a $20,000,000 expansion program at the La Colorada mine in Mexico. As at December 31, 2002, the Company had spent $7,143,000 on the project expansion, incurred $1,261,000 in deferred pre-operating costs and incurred $1,680,000 in additional commitments. Mine development costs will be transferred to mineral property, plant and equipment once commercial production begins.


 6. INVESTMENT AND OTHER PROPERTIES
Investment properties and other consist of:


                                          2002           2001
                                        -------        -------
Investment properties
  Waterloo, USA.                        $ 1,000        $ 1,000
  Tres Cruces and others                    785            785
                                        -------        -------
                                          1,785          1,785
                                        -------        -------
Other properties
  Manantial Espejo, Argentina             2,012              -
  Other                                     396              -
                                        -------        -------
                                          2,408              -
                                        -------        -------
                                        $ 4,193        $ 1,785
                                        =======        =======



WATERLOO, USA

In 1994, the Company acquired a 100 percent interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California.

MANANTIAL ESPEJO, ARGENTINA

On March 4, 2002, the Company acquired a 50 percent interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources Ltd., which holds the other 50 percent. This interest is held through a 50 percent interest in two Argentina corporations, Minera Triton Argentina S.A. and Compania Minera Altovalle S.A. The purchase price was $662,433 in cash, 231,511 common shares of the Company valued at $1,250,000 and a further cash payment of $100,000 to eliminate a 1.2 percent NSR royalty on the property. All acquisition costs have been capitalized. Exploration costs have been charged to operations.

On November 8, 2002, the Company acquired from Barrick Exploraciones Argentine S.A. a 3 percent NSR royalty over the Manantial Espejo property in exchange for certain of Quiruvilca's mineral concessions. These mineral concessions had no carrying value and no value was assigned to the royalty during the exchange. In December 2002, the Company sold 50 percent of this royalty to Silver Standard Resources Ltd. for $300,000 and recorded a gain of $300,000.

TRES CRUCES, PERU

On May 22, 2002, the Company entered into an agreement granting New Oroperu Resources Inc. ("Oroperu") an option to acquire a 100 percent interest in the Tres Cruces gold property in northern Peru, which is currently held 50 percent by the Company and 50 percent by Oroperu. In consideration for this option, Oroperu issued 500,000 of its common shares to the Company, which were valued at $1,000. In addition, Oroperu is required to issue to the Company an additional 1,000,000 common shares and spend $1,750,000 in exploration expenditures within 42 months.

If the option is exercised, Oroperu will issue additional common shares to the Company to give the Company a 20 percent equity interest in Oroperu and the Company will retain a 2 percent net smelter return royalty on production. Oroperu has an option to reduce this royalty to 1.5 percent by paying the Company $500,000 prior to production. Upon exercise of the option, Oroperu is obligated to make annual advance royalty payments of $100,000.

Upon a decision to place Tres Cruces into production, Oroperu will pay the Company $1,000,000 and assign to the Company a 30 percent interest in Tres Cruces.

SAN VICENTE, BOLIVIA

In June 1999, the Company entered into a joint venture agreement, that was amended on January 15, 2001, with COMIBOL, Bolivia's state mining company, to earn a 100% interest in the San Vicente mine and related infrastructure by spending $1,100,000 in exploration expenditures in the first two years of the agreement, which have been spent, and spending, at the Company's option, $1,150,000 in year three, $6,750,000 in years four and five and $11,000,000 in years six and seven of this agreement on exploration and development.

Due to market conditions and the uncertainty about whether future exploration and development work would justify continuing the joint venture agreement, the Company wrote-off its $1,142,000 carrying value for San Vicente in December 2000.

In October 2001, COMIBOL approved the Company's request for a state of force majeure, which extends the deadline for its annual spending commitments by a maximum of two years or until silver and zinc prices reach $5.00 per ounce and $0.50 per pound, respectively.

On December 1, 2001, the Company and COMIBOL entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes during the life of the contract. The Company will receive the greater of $13,000 per month, a 4% net smelter return royalty or depending on metal prices, 20% to 30% of net cash flow. During 2002, EMUSA continued with small scale operations, contributing a total of $170,000 in cash to the Company.

OTHER

During 2000, the Company wrote-off its $37,208,000 carrying value in Dukat silver project and various other mineral properties totaling $1,138,000.

During 2002, the Company capitalized $396,000 in merger related costs with Corner Bay Silver Inc. which will be added to the carrying value of the Alamo Dorado property (Note 17d).

7. OTHER ASSETS AND DEFERRED REVENUE

Other assets consist of:


                                     2002                  2001
                                   -------             ------------
Prepaid taxes                      $ 3,000             $          -
Long-term receivable                 1,319                    1,929
Reclamation bond                        74                       74
                                   -------             ------------
                                   $ 4,393             $      2,003
                                   =======             ============




The Company has $3,970,000 of prepaid value added taxes of which $3,000,000 is non-current. These taxes will be collectible as a portion of future metal sales.

Long-term receivable consists of $581,000 remaining on future power credits received as partial consideration from the 1998 sale of an interest in a Peruvian power line, $1,052,000 remaining from the sale of Huaron land in 2001 and $266,000 in various tax and interest payments collectible over a ten-year period. The current portion of this long-term receivable of $580,000 (2001 - $643,000) is reflected in current assets.

As at December 31, 2002, the deferred revenue portion of the 1998 transaction is fully amortized. The deferred revenue portion of the 2001 transaction (2002 - $1,053,000; 2001 - $1,183,000), which is subject to increase at the rate of Peruvian inflation, is payable as future power credits over a five-year period at the Huaron mine of which $130,000 (2001 - $223,000) is current and is reflected in current liabilities.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

                                       2002              2001
                                     --------         ----------
Trade accounts payable               $ 13,528         $    9,408
Payroll and related benefits            1,242              2,034
Sales taxes                               237                320
Royalty                                   111                101
Other                                     109                420
                                     --------         ----------
                                     $ 15,227         $   12,283
                                     ========         ==========




9. BANK LOANS AND CAPITAL LEASE

Bank loans consist of:

                                       2002           2001
                                    ---------      ---------
Huaron loan                         $   5,146      $   6,500
Operating loan                              -            719
                                    ---------      ---------
                                        5,146          7,219
Current portion                        (1,625)        (2,209)
                                    ---------      ---------
                                        3,521          5,010
                                    ---------      ---------
Capital lease consists of:
Capital lease                             434              -
Current portion                           (13)             -
                                    ---------      ---------
                                          421              -
                                    ---------      ---------
                                    $   3,942      $   5,010
                                    =========      =========



The Huaron loan bears interest at 6 month LIBOR plus 3.00% and is repayable in monthly installments of $135,000 until February 2006. Certain of Huaron's assets have been pledged as security for this loan.

Details of principal repayments due are as follows:


YEAR                              AMOUNT DUE
----                             -----------
2003                             $ 1,625,000
2004                               1,625,000
2005                               1,625,000
2006                                 271,000


The Company assumed an operating loan amounting to $719,100 as part of the acquisition of Compania Minera Huaron S.A. (Note 3). In September 2002, the operating loan was repaid.

On June 14, 2002, the Company entered into a $10,000,000 project loan facility (the "Loan") with the International Finance Corporation ("IFC"), the private lending arm of the World Bank, to partially finance a $20,000,000 expansion program at the La Colorada mine in Mexico. The Loan bears interest at 6-month LIBOR plus 3.50% until certain technical and financial tests are achieved and 6-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000, commencing November 15, 2004 until May 15, 2009. On March 7, 2003, the Company received the first Loan draw down of $4,000,000. The Company's interest in its wholly-owned subsidiary, Plata Panamericana S.A. de C.V. ("Plata") and substantially all of the assets of Plata have been pledged as security for the Loan. The Company has guaranteed the Loan repayments on behalf of Plata until the expanded La Colorada mine achieves certain production and financial performance targets.

In addition to the interest payments on the outstanding balance of the Loan, Plata would be required, in certain circumstances, to make additional payments to IFC. Such payments would be required if the average price of silver for a year exceeded $4.75 per ounce and would be equal to 20 percent of the positive difference between the average price per ounce of silver for a year and $4.75 multiplied by the number of ounces of silver produced by the La Colorada mine divided by $10,000,000 and multiplied by the greater of the Loan balance at the end of the year or the originally scheduled Loan balance at the end of a year.

The Company entered into a capital lease for the purchase of mining equipment for the La Colorada project. The capital lease bears interest at 6 percent per annum, payable in semi-annual payments over 5 years with the following repayment terms:


YEAR                             AMOUNT DUE
----                             ----------
2003                             $  13,500
2004                                14,300
2005                               127,500
2006                               135,200
2007                               143,500





10. SHARE CAPITAL

A) Transactions concerning stock options and share purchase warrants are summarized as follows:

                                                  INCENTIVE                            SHARE PURCHASE
                                               STOCK OPTION PLAN                         WARRANTS
                                          -------------------------------       ----------------------------       TOTAL
                                           SHARES                PRICE           SHARES                PRICE       SHARES
                                          ----------          -----------       ---------              -----     ----------
Outstanding, December 31, 1999             2,375,300                            2,487,110                         4,862,410
Year ended December 31, 2000
  Granted                                  1,552,500          $3.33-$4.00         100,000              $5.00      1,652,500
  Expired                                   (855,500)               $6.17               -                  -       (855,500)
  Cancelled                                 (440,000)        $6.17-$10.07               -                  -       (440,000)
                                          ----------          -----------       ---------              -----     ----------
Outstanding, December 31, 2000             2,632,300                $4.72       2,587,110              $5.37      5,219,410
Year ended December 31, 2001
  Granted                                    790,000                $3.14          32,250              $3.00        822,250
  Exercised                                 (247,000)               $3.14               -                  -       (247,000)
  Expired                                          -                           (1,950,000)             $5.65     (1,950,000)
  Cancelled                                 (130,000)         $3.14-$5.81               -                  -       (130,000)
                                          ----------          -----------      ----------              -----     ----------
Outstanding, December 31, 2001             3,045,300                $4.27         669,360              $3.26      3,714,660
Year ended December 31, 2002
  Granted                                    103,360          $5.39-$6.12               -                  -        103,360
  Exercised                               (1,445,400)         $3.17-$7.70         (32,250)             $3.00     (1,477,650)
  Expired                                   (522,900)               $5.86               -                  -       (522,900)
  Cancelled                                  (15,000)               $3.17               -                  -        (15,000)
                                          ----------          -----------      ----------              -----     ----------
Outstanding, December 31, 2002             1,165,360                $3.89         637,110              $3.26      1,802,470
                                          ==========          ===========      ==========              =====     ==========


The Company has reserved 3,060,878 common shares available for the future grant of stock options.

The following table summarizes information concerning stock options outstanding as at December 31, 2002:


                                                       OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                        --------------------------------------------------    -----------------------------
                                                           WEIGHTED
                                        NUMBER             AVERAGE                              NUMBER
                                      OUTSTANDING         REMAINING             WEIGHTED      EXERCISABLE       WEIGHTED
                                        AS AT             CONTRACTUAL           AVERAGE         AS AT           AVERAGE
RANGE OF               YEAR OF         DECEMBER             LIFE               EXERCISE       DECEMBER          EXERCISE
EXERCISE PRICES        EXPIRY          31, 2002            (MONTHS)              PRICE         31, 2002          PRICE
---------------        -------        -----------         -----------          ---------      -----------       --------
  $5.86                2004             100,000             18.66                 5.86          100,000           5.86
$3.17-$5.86            2005             114,800             32.94                 5.62          114,800           5.62
  $3.17                2006             350,300             40.53                 3.14          350,300           3.14
$5.39-$6.34            2007             103,360             58.53                 5.98          103,360           6.34
  $3.17                2010             496,900             94.45                 3.17          496,900           3.17
                                      ---------             -----                -----        ---------          -----
                                      1,165,360             60.92                $4.68        1,165,360          $4.68
                                      =========             =====                =====        =========          =====


During the twelve month period ended December 31, 2002 the Company granted 103,360 (2001 - 790,000; 2000 - 1,552,500) options to purchase the Company's common shares at exercise prices equal to the quoted market value of the common shares on the dates that the options were granted. Consequently, under the intrinsic value method no compensation expense for the grant of such options has been recognized.

The following pro forma financial information presents the net loss for the year and the basic loss per common share had the Company adopted the fair value method of accounting for stock options as set out in CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.

                                2002          2001       2000
                              --------      -------    --------
Net loss for the year         $(33,658)     $(8,077)   $(45,878)
Stock-based
  compensation costs              (319)      (1,369)     (1,605)
                              --------      -------    --------
Pro forma net loss            $(33,977)     $(9,446)   $(47,483)
                              --------      -------    --------
Pro forma basic
  loss per share                ($0.81)      ($0.26)     ($1.40)
                              --------      -------    --------

Using the fair value based method for stock-based compensation, additional costs of approximately $319,000, $1,369,000 and $1,605,000 would have been recorded for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company's share price of 67.5% (2001
- 45.98% and 2000 - 46.26%), weighted average annual risk free rate of 4.16% (2001 - 4.93% and 2000 - 5.71%) and resulted in a weighted average option price of $4.75 per share (2001 - $1.36 and 2000 - $1.63).

B) During the year ended December 31, 2002, the Company:

   i) issued 3,450,000 common shares at $4.80 per share in a public offering, for net proceeds of $15,599,000 after fees.

   ii) issued 231,511 common shares at a value of $1,250,000 and made a cash payment of $762,443 to purchase a 50 percent interest in and to eliminate a
   1.2 percent NSR royalty over the Manantial Espejo project, in Argentina.

   iii) issued 390,117 common shares at a value of $3,000,000 to purchase the existing 5 percent net smelter return royalty over the La Colorada silver mine in Mexico.

   iv) issued 636,942 common shares at a value of $4,000,000 for the purchase of the right to mine and sell 600,000 tonnes of silver-bearing ore stockpile from Volcan.

   v) Issued 69,000 common shares at a value of $253,000 for compensation.

C) During the year ended December 31, 2001, the Company issued 3,000,000 common shares at $3.00 per share for net proceeds of $8,632,000 after fees. In addition, the Company granted 32,250 share purchase warrants, exercisable at $3.00 per share that had a fair value of $27,000 which forms a part of shareholders' equity. All of the share purchase warrants were exercised in 2002.

11. FINANCIAL INSTRUMENTS

FAIR VALUE

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, an operating line of credit, accounts payable and accrued liabilities, a capital lease and advances for metal shipments. The carrying value of these instruments approximates their fair value due to their immediate or short-term maturity.

Financial instruments also include a bank loan with a remaining maturity of 37 months and an interest rate of 6-month LIBOR plus 3%. Management considers that no events have occurred subsequent to the arrangement of this loan that would indicate that its fair value differs substantially from its carrying value.

CONCENTRATION OF CREDIT RISK

In 2002, the Company's five customers (2001 - five customers and 2000 - two customers) accounted for 100 percent of metal sales revenue. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

DERIVATIVES

The Company sells metal under long-term contracts. Generally, the price received for such sales is the average metal price for a month that is one month before shipment or two months after the month in which the metal arrives at its destination. In order to establish the price received for portions of its production, the Company occasionally sells metal forward at a fixed price.

During 2002, the Company sold 500 tonnes of copper at an average price of $1,525 per tonne, sold 1,500,000 ounces of silver at $4.50 per ounce and sold 11,000 tonnes of zinc at an average price of $843.25 per tonne. The copper sales settled between January and February 2002 for realized incremental revenue of $18,000. The silver sales settled in January 2002 and incremental revenue of $210,000 was recognized between February and July 2002. The zinc sales settled between February and December of 2002 for realized incremental revenue of $732,000.

12. A) CHANGES IN OPERATING CASH FLOWS USING THE INDIRECT METHOD

The consolidated statements of cash flows reports the flow of cash provided by or consumed by the Company's operating, financing and investing activities. The following presents a reconciliation between cash provided by or consumed by operating activities and net loss for the year in order to identify differences between them.

                                   2002       2001       2000
                                ---------   --------   ---------
Net loss for the year           $ (33,658)  $ (8,077)  $ (45,878)
Items not involving cash:
Depreciation and
  amortization                      4,872      4,312       2,509
  Write down of mineral
    properties and
    reclamation (Note 5)           27,218          -      42,747
  Gain on sale of land                  -     (3,500)          -
  Compensation expense                  -        253           -
  Operating cost provisions          (366)       559         256
                                  -------   --------   ---------
  Reclamation                         860        620         461
                                   (1,074)    (5,833)         95
Changes in non-cash
  operating working capital
  Accounts receivable               2,041     (2,601)        218
  Inventories                      (1,590)      (242)        457
  Prepaid expenses                  1,038     (3,359)        (99)
  Accounts payable and
    accrued liabilities             1,352      5,665         215
  Advance payment for
    metals shipments               (1,913)     4,071           -
  Current portion of
    deferred revenue                 (513)         -           -
  Severance indemnity                 (83)       213        (271)
                                  -------   --------   ---------
                                      332      3,747         520
                                  -------   --------   ---------
Cash provided by (used in)
  operations                      $  (742)   $(2,086)  $     615
                                  -------   --------   ---------


B) RECONCILIATION OF CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                        SOURCES (USES) OF CASH
                                   ------------------------------
                                    2002       2001        2000
                                   ------    --------    --------
Increases (decreases) in
  non-cash current assets          $  487     $(6,188)   $  (901)
Increases (decreases) in
  current liabilities                (913)      3,324      7,200
                                   ------    --------    --------
Changes in non-cash
  working capital                    (426)     (2,864)     6,299
Less non-operating
  working capital items:
  Short-term investments
  reflected in investing
  activities                            -         467         30
  Short-term investments
  reflected in other assets          (500)          -          -
  Mineral property
  expenditures reflected
  in accounts receivable                -         191       (879)
  Development
  expenditures reflected in
  accounts receivable                 602         223         18
  Development expenditures
  reflected in inventories            197           -        561
  Mineral property
  expenditures reflected
  in prepaid expenses                   -           -        (27)
  Development
  expenditures reflected in
  prepaid expenses                    701         291      1,774

  Development
  expenditures reflected in
  accounts payable                 (1,590)       (163)       768
  Bank loans (repayments)
  reflected in financing
  activities                        1,835       5,067     (7,276)
  Operating costs reflected
  in non-current liabilities         (487)        535       (748)
                                   ------    --------   --------
Changes in non-cash
  operating working capital        $  332    $  3,747   $    520
                                   ======    ========   ========

C) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

                                       2002       2001       2000
                                     -------     ------     ------
Shares issued for purchase
  of direct smelting ore
  stockpile (Note 4)                $ 4,000    $     -     $     -
Shares issued for purchase
  of royalty (Note 10b(iii))          3,000          -         507
Shares issued for acquisition
  of subsidiary (Note 3)                  -          -       7,015
Shares issued for resource
  property (Notes 6 and
  10b(ii))                            1,250          -           -
Shares issued for
  compensation payable                  253          -           -
Warrants granted for
  purchase of royalty                     -          -          69
Exchange of marketable
  securities for ore stockpiles
  (Note 4)                              500          -           -
Shares received in exchange
  for Tres Cruces option
  agreement (Note 6)                      1          -           -
Warrants granted pursuant
  to equity financing                     -         27           -
Equity interest in subsidiary
  acquired through sale
  of land                                 -       2,800          -
Shares acquired through
  sale of land                            -         500          -
Stock options granted on
  acquisition of subsidiary
  (Note 3)                                -           -        985
                                    --------    -------    -------

13. SEGMENTED INFORMATION
The Company operates in one industry, has three reporting segments and has activities in six countries. Segmented disclosures and enterprise-wide information are as follows:


                             MINING &                                   2002
                           DEVELOPMENT     CORPORATE   EXPLORATION      TOTAL
                          ------------     ---------   -----------    --------
Revenue from
  external customers          $ 44,132     $    961      $     -      $ 45,093
Write off of mineral
  properties and
  reclamation                  (27,218)           -            -       (27,218)
Interest income                     25          240            4           269
Interest expense                  (988)           -            -          (988)
Other income                       789           24          170           983
Exploration                       (163)           -       (1,043)       (1,206)
Depreciation and
  amortization                  (4,852)         (20)           -        (4,872)
Net income (loss)              (30,331)      (2,569)        (758)      (33,658)
                              --------     --------      -------      --------
Capital asset
  expenditures                   9,759           21        1,158        10,938
Segment assets                $ 78,661     $ 11,757      $ 4,548      $ 94,966
                              ========     ========      =======      ========




                             MINING &                                   2001
                           DEVELOPMENT     CORPORATE   EXPLORATION      TOTAL
                          ------------     ---------   -----------    --------
Revenue from
  external customers          $ 37,256     $     40      $     -     $  37,296
Gain on sale of land             3,500            -            -         3,500
Interest income                    104          126            6           236
Interest expense                  (783)           -            -          (783)
Other income                       204           23            -           227
Exploration                        (15)           -         (877)         (892)
Depreciation and
  amortization                  (4,257)         (47)          (8)       (4,312)
Net income (loss)               (5,952)      (1,796)        (329)       (8,077)
                              --------       ------      -------     ---------
Capital asset
  expenditures                   6,704            3            -         6,707
Segment assets                $ 86,424        3,784      $ 1,309     $  91,517
                              ========       ======      =======     =========



                             MINING &                                   2000
                           DEVELOPMENT     CORPORATE   EXPLORATION      TOTAL
                          ------------     ---------   -----------    --------
Revenue from external
  customers                   $ 29,901     $     30      $     -     $  29,931
Write off of mineral
  properties                         -            -      (42,747)      (42,747)
Interest income                    148          350          143           641
Interest expense                  (326)           -            -          (326)
Other income                       116           15            -           131
Exploration                          -            -         (800)         (800)
Depreciation and
  amortization                  (2,400)         (66)         (43)       (2,509)
Net income (loss)                  (43)      (1,918)     (43,917)      (45,878)
                              --------     --------      -------     ---------
Capital asset expenditures       1,065            4       17,823        18,892
Segment assets                $ 33,299     $    690      $49,098     $  83,087
                              ========     ========      =======     =========

                                REVENUE            NET CAPITAL ASSETS
                    ----------------------------   ------------------
                      2002       2001      2000       2002      2001
                    -------    -------   -------    -------   -------
Peru                $42,588    $35,108   $29,901    $27,875   $45,527
Canada                  960         40        30         20        19
Mexico                1,545      2,148         -     32,524    21,682
United States             -          -         -      1,194     1,194
Argentina                 -          -         -      2,012         -
Bolivia                   -          -         -         15        22
                    -------    -------   -------    -------   -------
                    $45,093    $37,296   $29,931    $63,640   $68,444
                    =======    =======   =======    =======   =======


Other income consists of:

                                 2002         2001        2000
                                -----        ------      -----
Sale of royalty (Note 6)        $ 300        $    -      $   -
Revenue from third party          170             -          -
Power credits (Note 7)            326           505        483
Other revenue and
  expenses, net                   187          (278)      (352)
                                -----        ------      -----
                                $ 983        $  227      $ 131
                                =====        ======      =====



14. SEVERANCE INDEMNITIES AND COMMITMENTS
Severance indemnities and commitments consist of:

                                          2002          2001
                                         -------       -------
Severance indemnity                      $ 1,435       $ 1,626
Employee benefits liability                  578           825
Other provisions and
  non-current liabilities                    347           621
                                         -------       -------
                                           2,360         3,072
Less: current portion of severance
  indemnity and commitments                 (953)         (547)
                                         -------       -------
                                         $ 1,407       $ 2,525
                                         =======       =======



The Company has an obligation to its Peruvian employees for severance indemnities. At December 31, 2002 the current portion of the obligation amounted to $753,000 (2001 - $786,000).

On March 6, 2000 the Company acquired a 71.83% interest in Compania Minera Huaron S.A. (Note 3) and assumed a $1,000,000 severance indemnity relating to former employees of Huaron, which will be discharged over an estimated ten-year period. At December 31, 2002, the unpaid obligation amounted to $682,000 (2001 -$840,000) and a portion of this liability amounting to $157,000 is reflected in current liabilities.

As at December 31, 2002, the Company had accrued a $578,000 (2001 - $825,000) liability for unpaid 1997 to 2000 hospital taxes. The amount outstanding accrues interest at 6% per annum and is to be repaid over a ten-year period ending in 2012. A portion of this liability amounting to $58,000 is reflected in current liabilities. As at December 31, 2002, the Company has provisions and other noncurrent liabilities totaling $347,000 (2001 - $621,000).


15. INCOME TAXES

The recovery of income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:


                                      2002      2001        2000
                                   --------   -------     --------
Statutory tax rate                     39.6%     43.5%          45%
Recovery of income
  taxes computed at
  statutory rates                  $ 13,328   $ 3,403     $ 20,645
Effect of write down of
  mineral property not
  recognized in the
  period                             (2,957)        -            -
Effect of lower tax rates
  in foreign jurisdictions           (4,818)     (801)     (14,652)
Tax benefit of losses not
  recognized in the period
  that the loss arose                (5,553)   (2,602)      (5,993)
                                   --------   -------     --------
                                   $      -   $     -     $      -
                                   ========   =======     ========


The tax effect of each type of temporary difference that gives rise to the Company's future net tax assets have been determined and are set out in the following table. Until the Company can predict the timing of the realization of such potential tax assets they are not reflected in the accounts.

Net Future Income Tax Assets


                                              2002          2001
                                           ---------     ---------
Excess of tax value of capital assets
  over book value                          $   7,460     $   4,105
Canadian resource pools                        2,830         3,109
Excess tax value of mineral
  property over book value                     1,614         1,614
Operating loss carry-forwards                 20,174        18,946
                                           ---------     ---------
                                              32,078        27,774
Less: valuation allowance                    (23,327)      (16,330)
                                           ---------     ---------
Net future income tax assets                   8,751        11,444
Future income tax liability                        -             -
Excess of book value of
  capital assets over tax value               (8,751)      (11,444)
                                           ---------     ---------
Net future income tax                      $       -     $       -
                                           =========     =========



At December 31, 2002 the Company had the following loss carry forwards available for tax purposes:


                             AMOUNT                   EXPIRY
                          -----------               ----------
Canada                    $ 6,401,000                2005-2009
Peru                       18,330,000                2004-2005
Peru                       13,236,000               Indefinite
Mexico                     21,409,000                2007-2012
Bolivia                     2,253,000               Indefinite
                          -----------               ----------


Peruvian tax losses incurred after 2001 can be carried forward indefinitely and expire four years after the first utilization of such losses.

The Company has tax loss carry-forwards in Russia and Cyprus that are unlikely to be utilized.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to these financial statements are summarized below.

A) EXPLORATION EXPENDITURES

Under US GAAP, exploration costs are expensed until a commercial body of ore has been established. Under Canadian GAAP, these costs may be deferred until there is evidence of impairment. In addition to the effect on operations, reported total assets under US GAAP would be lower by $1,993,000 at December 31, 2002 and 2001, respectively, and the reported deficit would increase by a corresponding amount. Under US GAAP, exploration expenditures would be classified as an operating activity rather than an investing activity within the statement of cash flows.

                                     2002        2001       2000
                                  ---------    --------   ---------
Consolidated Statements
  of Operations
Net loss for the year under
  Canadian GAAP                   $ (33,658)   $ (8,077)  $ (45,878)
Deferred exploration,
  previously written-off                  -           -         378
Deferred exploration                      -         (24)     (2,347)
                                  ---------    --------   ---------
Net loss under
US GAAP                           $ (33,658)   $ (8,101)    (47,847)
                                  ---------    --------   ---------
Basic loss per share
  under US GAAP                      ($0.81)     ($0.22)     ($1.41)
                                  ---------    --------   ---------

B) STOCK BASED COMPENSATION

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at December 31, 2002, no compensation cost would have been recorded for any period under this method.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. The Company has adopted the disclosure-only provision of SFAS 123.

The following pro forma financial information presents the net loss for the year and the basic loss per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.


                                    2002         2001       2000
                                 ---------    --------   ---------
Net loss for the year
  under US GAAP                  $ (33,658)   $ (8,101)  $ (47,847)
Stock-based
  compensation costs                  (319)     (1,369)     (1,605)
                                 ---------    --------   ---------
Pro forma net loss for the
  year under US GAAP             $ (33,977)   $ (9,470)  $ (49,452)
                                 ---------    --------   ---------
Pro forma basic loss
  per share                         ($0.81)     ($0.26)    ($1.45)
                                 =========    ========   =========


C) COMPREHENSIVE INCOME

The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of adopting SFAS 130 on the Company's financial statements is as follows:

                                  2002         2001       2000
                               ---------    --------   ---------
Net loss under US GAAP         $ (33,658)   $ (8,101)  $ (47,847)
Other comprehensive income:
  Foreign exchange
  adjustment                         (28)        (38)        (38)
                               ---------    --------   ---------
Comprehensive net
  loss under US GAAP           $ (33,686)   $ (8,139)  $ (47,885)
                               =========    ========   =========


D) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments. This standard was adopted during the year ended December 31, 1999. The Company has assessed its business activities and has determined that application of the requirements of SFAS 133 had no significant impact on the Company's consolidated financial position or results of operations.

E) MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost and market value under Canadian GAAP. Under SFAS No. 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gains or losses are included in the determination of comprehensive income. This GAAP difference has no impact on these financial statements

F) INCOME TAXES

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2002 and 2001.

G) SHARE PURCHASE WARRANTS

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercised at or higher than market value. Under Canadian GAAP, the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under US GAAP, the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

H) FINANCIAL STATEMENT PRESENTATION

For US GAAP purposes, certain items such as other income and expenses and interest income would be excluded from the calculation of "Loss from Operations".

I) CONTROLLED ENTITIES

The Company owns a 50 percent interest in two Argentinean corporations (Note 6). Under US GAAP such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation. Under Canadian GAAP, it is considered that the rights of the minority do not impair the Company's right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position. The effect of this difference would be to reduce Investment and Other Properties and to increase Other Assets by $2,012,000.

J) RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for financial years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 did not have a material affect on its consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for financial years beginning after June 15, 2002 with earlier application encouraged. The Company is currently evaluating the effects of SFAS 143; however, it does expect that the adoption will not have a material impact on the Company's results of operations or shareholders' equity.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has adopted SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 did not have a material affect on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and the amendment to SFAS No. 4, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking Fund Requirements". Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The application of SFAS No. 145 did not have a material effect on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities". SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been occurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation" Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based

Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

17. SUBSEQUENT EVENTS

A) On January 22, 2003, the Company sold 3,600 tonnes of zinc at an average price of $829 per tonne. These sales were designated as a hedge and represent sales of 300 tonnes per month for each of the months of March 2003 through and including February 2004. The difference between the average monthly London zinc cash settlement price and the forward sales price will be credited or charged to revenue during the March 2003 through February 2004 period.

B) Issued 30,000 common shares for proceeds of $97,250 pursuant to the exercise of employee stock options.

C) The Company sold forward 1,750 tonnes of copper at $1,751 per tonne and designated the sale as a hedge of a portion of the Company's copper production for the period March 2003 through December 2003. On February 7, 2003, the Company closed out the copper forward sales and realized incremental revenue of $98,000. This revenue will be recognized evenly over the March through December 2003 period.

D) On February 20, 2003, the Company acquired a 100 percent interest in Corner Bay Silver Inc. ("Corner Bay"). The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company (a "Pan American share"), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the "Pan American warrant") to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay. The common shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30 translated at $0.6595 for each U.S. dollar, less a deemed 5% issue expense of $2,707,000. The share purchase warrants were assigned a value of $8,889,000, which was derived from a warrant valued at $2.328 per warrant. The warrants were valued using an option pricing model assuming a weighted average volatility of the Company's share price of 35 percent and a weighted average annual risk free rate of 4.16 percent.

The value of the common shares issued by the Company was estimated based on the average closing price of the Company's common shares for the period before and after the date that the terms of the transaction was agreed and announced.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,846 stock options to purchase Pan American shares. These options replace 960,000 fully vested stock options held by employees and shareholders of Corner Bay. The value of the stock options granted was determined to be $1,136,000. The options granted have a weighted average exercise price of Cdn$8.46 and a weighted average remaining life of 26 months.

The purchase method of accounting will be applied to account for this acquisition, which results in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:


                                                            AS AT
                                                      DECEMBER 31
                                                             2002
                                                     ------------
Fair value of net assets acquired
  Current assets                                     $      3,168
  Mineral properties                                       81,455
  Other assets                                                 19
                                                     ------------
                                                           84,642
Less:
  Current liabilities                                        (859)
  Provision for future income tax liability               (19,035)
                                                     ------------
                                                     $     64,748
                                                     ============
Consideration paid:
  Issue of 7,636,659 common shares                   $     54,203
  Issue of 3,818,329 share
  purchase warrants                                         8,889
  Issue of 553,846 replacement stock options                1,136
                                                     ------------
                                                           64,228
  Add: Estimated costs of acquisition                         520
                                                     ------------
                                                     $     64,748
                                                     ============

The purchase consideration of $64,748,000 for 100 percent of Corner Bay exceeds the carrying value of the net assets acquired by $54,385,000, which has been applied to increase the carrying value of mineral properties. The resulting estimated future income tax liability of $19,035,000 has also been applied to increase the carrying value of mineral properties. The most recent financial statements available for Corner Bay are as at December 31, 2002. Consequently this purchase price allocation is provisional and may be changed.

                                                                  DOCUMENT NO. 3

Management's Discussion and Analysis of Financial Condition and Results of Operations


INTRODUCTION

Pan American Silver Corp. together with its subsidiaries ("Pan American" or the "Company") is a silver mining company that operates three mines - the Huaron mine in central Peru, the Quiruvilca mine in northern Peru and the La Colorada mine in central Mexico. The Company also mines and sells silver-bearing ore from surface stockpiles in central Peru. An unrelated Bolivian mining company operates the Company's San Vicente mine, in Bolivia. Pan American receives a royalty based on minerals extracted at San Vicente. The Company holds a carried 20 per cent interest in a Russian company that owns the Dukat silver project, a 50 percent interest in the Manantial Espejo exploration project in Argentina and various interests in inactive silver investment properties in the Americas.

This discussion and analysis focuses on significant factors that affected the Company's performance and such factors that may affect its future performance. It should be read in conjunction with the rest of this Annual Report and especially in conjunction with the audited consolidated financial statements contained herein. Pan American's reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles. Pan American's significant accounting policies are set out in Note 2 of the audited consolidated financial statements included in pages 44 and 45 of this Annual Report. Differences between Canadian and United States generally accepted accounting principles ("US GAAP") that would affect the Company's reported financial results under US GAAP are set out in Note 16 on pages 53 to 55 of this Annual Report.

RISKS, UNCERTAINTIES AND CAUTION REGARDING FORWARD-LOOKING STATEMENTS

EXCEPT FOR HISTORICAL INFORMATION CONTAINED IN THIS DISCUSSION AND ANALYSIS, THE FOLLOWING DISCLOSURES ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 OR ARE FUTURE ORIENTED FINANCIAL INFORMATION AND AS SUCH ARE BASED ON AN ASSUMED SET OF ECONOMIC CONDITIONS AND COURSES OF ACTION. THESE INCLUDE ESTIMATES OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION AND CAPITAL COSTS, EXPECTED TRENDS IN MINERAL PRICES AND STATEMENTS THAT DESCRIBE PAN AMERICAN'S FUTURE PLANS, OBJECTIVES OR GOALS. THERE IS SIGNIFICANT RISK THAT ACTUAL RESULTS WILL VARY, PERHAPS MATERIALLY, FROM RESULTS PROJECTED DEPENDING ON SUCH FACTORS AS CHANGES IN GENERAL ECONOMIC CONDITIONS AND FINANCIAL MARKETS, CHANGES IN PRICES FOR SILVER AND OTHER METALS, TECHNOLOGICAL AND OPERATIONAL HAZARDS IN PAN AMERICAN'S MINING AND MINE DEVELOPMENT ACTIVITIES, UNCERTAINTIES INHERENT IN THE CALCULATION OF MINERAL RESERVES, MINERAL RESOURCES AND METAL RECOVERIES, THE TIMING AND AVAILABILITY OF FINANCING, GOVERNMENTAL OR OTHER APPROVALS, POLITICAL UNREST OR INSTABILITY IN COUNTRIES WHERE PAN AMERICAN IS ACTIVE, LABOUR RELATIONS AND OTHER RISK FACTORS LISTED FROM TIME-TO-TIME IN THE COMPANY'S ANNUAL INFORMATION FORM OR FORM 40-F.

2002 SIGNIFICANT EVENTS AND TRANSACTIONS

CORNER BAY SILVER INC. ACQUISITION

In September 2002, the Company's shareholders and shareholders of Corner Bay Silver Inc. ("Corner Bay") approved a plan of arrangement whereby Pan American would acquire 100 percent of Corner Bay. The acquisition was completed on February 20, 2003. Corner Bay is a silver exploration company with one significant mineral property (the Alamo Dorado property) and working capital amounting to $2.3 million at December 31, 2002.

The Alamo Dorado property is located in the State of Sonora, Mexico. It consists of two concessions covering an area of 5,369 hectares (13,266 acres) that, under Mexican law, are renewable for a fifty-year term. In 2001, AMEC E&C Services, Inc., an independent engineering consulting firm was contracted by Corner Bay to prepare a feasibility study on the Alamo Dorado property. Corner Bay and the Company believe that the feasibility study confirmed that the Alamo Dorado property could support project financing and result in an acceptable rate of return.

Pan American paid 7,636,659 common shares of the Company, 3,818,329 warrants (the "Pan American warrants") to purchase common shares of the Company and granted 553,846 options (the "Options") to purchase common shares of the Company in order to acquire 100 percent of Corner Bay. The common shares of the Company were valued at $54.2 million, the Pan American warrants were valued at $8.9 million and the options granted had a value of $1.1 million resulting in a purchase price of $64.2 million. One Pan American warrant allows the holder to purchase one share of the Company for Cdn $12 per share (approximately $7.80 per share) for a five-year period ending February 20, 2008. The Options granted have a weighted average remaining life of 26 months and have a weighted average exercise price of Cdn $8.46 per share (approximately $5.50 per share).

LA COLORADA EXPANSION

On June 14, 2002, the Company's wholly-owned subsidiary Plata Panamericana S.A. de C.V. ("Plata") entered into a $10 million loan agreement to partially fund an expansion of Plata's La Colorada mine in Mexico. The total cost of the expansion was estimated to be $20 million of which $10 million is to be provided by the loan and $10 million from the Company's treasury.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued


The expanded La Colorada mine is expected to produce about 2.3 million ounces of silver in 2003 increasing, in subsequent years, to nearly 4 million ounces per year.

Equal $1 million semi-annual repayments of the loan commence on November 15, 2004, with the last scheduled repayment to be made on May 15, 2009. Interest on the loan will be payable at the rate of six-month LIBOR plus 3.5 percent per annum until financial completion and six-month LIBOR plus 3.25 percent subsequent to financial completion. The Company has guaranteed Plata's performance under the loan agreement until financial completion is achieved, which is expected to occur before the first scheduled loan repayment. Pan American's interest in and virtually all of the assets of Plata are pledged as security for the loan. After financial completion the Company's ownership interest in Plata is released from the pledge.

In order to avoid hedging a significant portion of La Colorada's future silver production as a condition for obtaining the loan, Plata agreed to provide to the lender a portion of future increases in the price of silver. This portion is calculated as 20 percent of the positive difference between the average price per ounce of silver for a year less $4.75 multiplied by the number of ounces produced by La Colorada in the corresponding year all multiplied by the fraction obtained by dividing the greater of the amount of the loan outstanding at the end of a year or the regularly scheduled amount of the loan outstanding divided by $10 million. In effect, this allows Plata to obtain 80 percent of the benefit when average silver prices exceed $4.75 per ounce. This benefit to Plata increases proportionately as the loan is repaid.

SILVER-BEARING STOCKPILES

In November 2002 the Company entered into two agreements to acquire certain silver-bearing stockpiles located in central Peru from Volcan Minera S.A. de C.V. ("Volcan"). Under the terms of one agreement the Company paid $4.8 million consisting of 636,942 common shares of the Company, marketable securities valued at $500,000 and cash of $317,000 for the right to mine and sell up to 600,000 tonnes of direct smelter ore. Once the Company has received proceeds from the sale of this ore equal to $4.5 million, associated operating costs, deemed interest on the acquisition cost and deemed taxes arising from the sale of this ore, the Company will grant Volcan a one-third share in any future net cash flow from the sale of such ore. Under the terms of the second agreement, the Company has the option to acquire a 60 percent interest in certain other silver-bearing mineral stockpiles by spending $2 million over a three-year period on testing the feasibility of profitably treating and selling this material. In the subsequent one-year period the Company has the further option of increasing its ownership in these mineralized stockpiles to 100 percent by paying $3 million to Volcan and granting Volcan a 7 percent royalty over commercial production from the stockpiles.

QUIRUVILCA MINE WRITE DOWN

In the third quarter of 2002, the Company determined that due to the mine's recent past performance and its likely future performance in depressed markets for its principal products, the carrying value of the property, plant and equipment of the Quiruvilca mine was impaired. As a result the carrying value of such assets was written down by $15.1 million. During the fourth quarter of 2002 certain planned mine development activities and equipment purchases amounting to $0.3 million were made at the Quiruvilca mine. These expenditures were expensed. Also in the fourth quarter the $1.8 million carrying value of Quiruvilca's spare parts and supplies inventory was written off, which increased the write down to $17.2 million. In addition, Management prepared an estimate of the expected future reclamation costs to be incurred at the Quiruvilca mine and in the fourth quarter charged operations with a $10 million provision for future reclamation resulting in a total charge to operations of $27.2 million.

MANANTIAL ESPEJO

In March 2002 Pan American acquired a 50 percent interest in the Manantial Espejo property. The purchase price consisted of $0.7 million in cash, 231,511 common shares of the Company and a $0.1 million cash payment to eliminate a 1.2 percent net smelter return royalty over the property. In November Pan American exchanged certain mineral concessions at its Quiruvilca mine for a 3 percent net smelter return royalty over the Manantial Espejo property and subsequently sold one-half of this royalty to the owner of the other 50 percent interest of Manantial Espejo realizing a gain on sale of $0.3 million.

During the year Pan American expended $0.5 million, representing the Company's 50 percent share, on exploration at this project. Results of this exploration were encouraging and plans call for Pan American's share of the spending to be about $0.7 million at the project in 2003 on underground development and exploration.

COST PER OUNCE OF SILVER CALCULATIONS

Elsewhere in this Annual Report, Pan American reports two performance measures - total cash cost per ounce and total production cost per ounce of silver recovered. These measures are widely reported in the mining industry as benchmarks for performance measurement. There is a general understanding within the industry of how these measures are calculated; however, there are no legal or regulatory definitions for them. For purposes of clarification, the following sets out how the Company calculates its cost per ounce performance measures.

For total cash cost per ounce recovered -
   Costs included in the numerator are the sum of:

   o  Costs to explore for, develop access to and mine ore,

   o  Costs to transport, crush and process ore to concentrate,

   o Costs to support production activities, such as engineering, geology, health and safety, environmental and maintenance,

   o  Costs to truck, store, weigh, assay and ship metals to the buyer,

   o  Costs of administration, insurance and sales activities,

   o  All other cash expenses and production related taxes or royalties,

   o  Smelter treatment charges and price participation payments,

   o  The value of metals lost in the smelting process, and

   o  Any recurring incidental expenses or income.

   By-product credits netted against costs include:

   o  The sales value of zinc, lead, copper and gold by-products.

Total production cost per ounce of silver recovered includes all of the items in the total cash cost per ounce recovered and the following:

   o  All other taxes

   o  Depreciation and amortization

   o  Reclamation

Ounces included in the denominator are ounces of silver recovered.

The resulting quotients are the Total Cash Cost per Ounce and the Total Production Cost per Ounce of Silver Recovered. Excluded from these performance measure calculations are unusual, non-recurring items such as the gain recognized on the sale of land in 2001 or the Quiruvilca property write down in 2002.

METAL PRICES

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. Metal prices during 2002 were extremely low. Factors contributing to the low metal prices during 2002 include the general economic slowdown in the OECD countries, geo-political uncertainty, the strong U.S. dollar and a lack of investor interest in base and precious metals investments. The Company anticipates that economic growth will resume during 2003 and that metal prices will improve.


The following table sets out the average London cash settlement prices for the metals and the periods indicated as well as the Company's forecast prices for 2003.

METAL                    2003 EST.      2002    2001     2000
-----                    ---------      -----   -----    -----
Silver - Oz                $4.60        $4.60   $4.40    $4.94
Zinc - lb                  $0.37        $0.35   $0.40    $0.51
Lead - lb                  $0.20        $0.21   $0.22    $0.21
Copper - lb                $0.72        $0.71   $0.72    $0.82

Metals prices for 2002 and 2001 were volatile. The following table sets out the daily high, low and average London Metal Exchange cash settlement prices for base metals and the London Bullion Dealers' price for silver and the annualized historic volatility of those metal prices.

                          SILVER        ZINC     LEAD    COPPER
                            OZ           LB       LB       LB
                          ------        -----    -----   ------
2002 - High                $5.10        $0.38    $0.24    $0.77
2002 - Avg                 $4.60        $0.35    $0.21    $0.71
2002 - Low                 $4.24        $0.33    $0.18    $0.64
2002 - Range               $0.86        $0.05    $0.06    $0.13
Volatility                 19.5%        17.3%    20.6%    17.2%
                          ------        -----    -----   ------
2001 - High                $4.80        $0.48    $0.22    $0.83
2001 - Avg                 $4.40        $0.40    $0.22    $0.72
2001 - Low                 $4.10        $0.33    $0.20    $0.60
2001 - Range               $0.70        $0.15    $0.02    $0.23
Volatility                 14.3%        15.3%    23.7%    18.3%
                          ------        -----    -----   ------


METAL PRICE HEDGING AND TRADING

Pan American's policy is to not hedge the price of silver. The Company has no hedge position in silver.

Occasionally Pan American sells base metals forward. At December 31, 2002, the Company had sold forward 10,150 tonnes of zinc at a weighted average price of $830 per tonne ($0.38 per pound). These sales are a hedge of a portion of the Company's 2003 production and a portion of the production for January and February 2004. In February 2003, the Company sold 1,750 tonnes of copper at $1,751 per tonne ($0.79 per pound) and re-purchased the same tonnage at $1,695 per tonne ($0.77 per pound) for a gain of $98,000. This gain will be recognized evenly over the March through December 2003 period.

METALS MARKETING

The Company has contracts to sell the zinc, lead and associated silver produced by the Quiruvilca and Huaron mines through to the end of 2006 with an option to extend through 2007. Except for treatment charges, the terms of the contracts are fixed. Treatment charges are adjusted during the contract life to within

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued


a $5 band of prevailing worldwide treatment charges. Copper and associated silver from Huaron and Quiruvilca are sold under frame contracts extending through 2004 for Quiruvilca and 2005 for Huaron. Under these contracts a portion of each year's and each succeeding years' treatment charges are re-negotiated. La Colorada's lead and zinc concentrates are sold under annual contracts. The Company has never had any delivery or payment disputes with its sales counter-parties and management believes that there are no appreciable delivery or credit risks resulting from its sales contracts.

MINING OPERATIONS

HUARON MINE

Huaron is an underground mine with wide veins and lends itself to mechanized mining methods. Contract miners receive a fee for tonnes mined and for the amount of development work completed under Pan American's supervision. Company employees are responsible for processing, engineering, geology, health and safety, environmental and administrative functions. At December 31, 2002, the Huaron mine employed 119 people and contract workers amounted to 853 people.

Third party services (principally mining, equipment maintenance, transportation and power) represent 79 per cent of Huaron's costs. Materials represent 12 per cent and labour accounts for about 9 per cent of costs.

Following is a table showing Huaron's 2001's production from May, the 2002 production and the expected 2003 production.

                             2003 EST.        2002          2001
                           ---------      ---------     ---------
Tonnes milled                637,932        606,300       367,274
Cost per tonne                $37.96         $38.71        $39.73
Silver ounces              4,877,947      4,527,971     2,897,946
Zinc tonnes                   20,195         20,896         9,574
Lead tonnes                   12,040         14,006         8,445
Copper tonnes                  2,701          1,740           959
Tonnes Shipped
  Zinc concentrate            39,990         43,988        14,237
  Lead concentrate            24,252         26,219        14,723
  Copper concentrate          10,220          6,249         3,915



The table below sets out how Huaron's net smelter return ("NSR") per tonne of ore varies as ore grades or metal prices change.

                           MINUS 10%      2003 PLAN       PLUS 10%
                           ---------      ---------       --------
Silver value/tonne         $ 28.92         $ 32.13        $ 35.34
Zinc                       $  6.25         $  8.44        $ 10.63
Lead                       $  2.31         $  3.11        $  3.92
Copper                     $  1.63         $  2.23        $  2.84
                           -------         -------        -------
NSR per Tonne              $ 39.10         $ 45.91        $ 52.73


Pan American forecasts Huaron's 2003 average NSR per tonne at approximately $45.91 and its budgeted average cost per tonne is $37.96, which should generate approximately $5.1 million in operating cash flow. Sustaining capital will be about $1.0 million resulting in a net cash inflow of $4.1 million for the year.

In 2002, Management had projected that Huaron's NSR per tonne would be about $43.09 and its cost per tonne milled would be about $38.50 per tonne. For 2002, the mine's NSR per tonne was better than expected at $44.61 while its cost per tonne was slightly higher than expected at $38.71. More underground development work than planned for was carried out in 2002. This additional development work accounted for the marginally higher than planned cost per tonne. The higher than expected NSR is attributable to greater than expected metals production more than offsetting the negative effect of generally lower than anticipated metal prices.

DIRECT SMELTING ORE SALES

In November 2002 Pan American acquired the right from a Peruvian mining company to mine and sell ore from certain stockpiles. During November and December 2002, the Company sold 9,018 tonnes containing 101,459 ounces of silver that generated nearly $0.2 million in cash. For 2003, the Company expects to sell 45,000 tonnes of this ore containing 535,000 ounces of silver to generate a net cash flow of about $1.4 million.

QUIRUVILCA MINE

The Quiruvilca mine is an underground narrow vein mine that does not lend itself to modern mechanized mining. Consequently, it is very labour intensive and, at December 31, 2002, employed 495 people and 763 people as contract workers. Third party services (principally transportation, power and contract miners) account for about 52 per cent of Quiruvilca's costs. Labour accounts for 28 per cent and materials (explosives, drill bits and steel, grinding media and reagents) represent about 20 per cent of costs.

Following is a table showing Quiruvilca's historic and expected 2003 production.

                       2003 EST.        2002          2001         2000         1999
                      -----------    ----------   -----------   ----------   ----------
Tonnes milled             523,374       508,352       568,451      615,382      562,584
Cost per tonne             $40.66        $40.01        $43.23       $44.14       $45.34
Silver ounces           2,650,076     2,509,689     3,259,372    3,611,589    3,236,774
Zinc tonnes                18,969        17,852        21,009       24,462       23,340
Lead tonnes                 8,251         6,468         8,358        8,740        7,319
Copper tonnes                 715         1,107         1,204        1,215        1,098
Tonnes Shipped
  Zinc concentrate         32,655        27,511        39,475       42,039       41,224
  Lead concentrate         14,397         9,901        12,975       14,899       11,265
  Copper concentrate        3,361         4,706         5,602        5,970        5,372


Quiruvilca's revenue depends on ore grade, recovery rates and metal prices. Recovery rates are reasonably consistent from year-to-year; however, variations in ore grades and metals prices occur. The table below sets out how Quiruvilca's NSR per tonne of ore milled changes as ore grades or metal prices change.

                           MINUS 10%      2003 PLAN      PLUS 10%
                           ---------      ---------      --------
Silver value/tonne         $  18.28        $  20.49      $  22.70
Zinc                       $   8.96        $  11.46      $  13.97
Lead                       $   2.42        $   3.09      $   3.77
Copper                     $   0.65        $   0.84      $   1.04
                           --------       ---------      --------
NSR per Tonne              $  30.30        $  35.88      $  41.47


For 2003, Management expects Quiruvilca's average NSR per tonne to be $35.88 and its expected average cost per tonne to be $40.66, which would result in an operating loss of approximately $2.5 million. Sustaining capital will be about $0.4 million resulting in a net cash outflow of about $2.9 million for 2003.

In 2002, Management expected that Quiruvilca would realize an average NSR per tonne of $40.27 and that its operating costs would be about $41.67 per tonne milled. The average NSR per tonne realized for the year was $34.39 or nearly $6.00 per tonne less than anticipated. The principal reason for this difference was that metal prices, with the exception of silver, were lower than planned for
- zinc was $0.05 per pound lower, copper was $0.04 per pound lower and lead was $0.02 per pound lower. Also contributing to the lower NSR per tonne was the amount of metal produced. The 2002 Quiruvilca mine plan called for an average silver grade of 200 grams per tonne, 4.10% zinc per tonne and 1.65% lead per tonne. The actual tonnes mined averaged 176 grams of silver, 3.95% zinc and 1.44% lead. These differences were primarily responsible for lower than planned silver production of about 645,000 ounces, lower zinc production of approximately 2,700 tonnes and lower lead production of nearly 1,700 tonnes.

Quiruvilca's operating cost per tonne was slightly better than planned for, but this better than expected performance was overwhelmed by the lower than expected value of metals produced.

LA COLORADA MINE

Following is a summary of La Colorada's historic production and its expected 2003 production.

                        2003 EST             2002         2001
                        ---------          -------      -------
Tonnes milled             163,155           50,662       47,317
Silver ounces           2,267,348          626,035      782,853
Zinc tonnes                   518              333          311
Lead tonnes                   595              316          384


During 2002 the Company started a $20 million expansion of the La Colorada mine. The expansion is scheduled to be complete early in the third quarter of 2003. Commencing in the third quarter the daily production rate of the mine will be incrementally increased from 200 tonnes per day to 800 tonnes per day. At full production, 600 tonnes of mill throughput will consist of oxide ore that will produce silver dore and 200 tonnes will be sulphide material that will produce lead-silver and zinc concentrates. Management expects that for 2003 La Colorada will generate a NSR per tonne of about $60.52 and have an operating cost per tonne milled of $43.16 resulting in operating cash flow of about $2.8 million. Sustaining capital will be about $0.9 million resulting in net cash flow of $1.9 million.

The expansion program is being financed by $10 million from the Company's treasury and from a $10 million project loan entered into by the Company's wholly-owned Mexican subsidiary Plata Panamericana S.A. de C.V. ("Plata"). At this time the expansion program is both on schedule and budget. At December 31, 2002, the Company had expended $8.3 million and had made commitments to spend $1.7 million on the expansion. On March 7, the Company drew down $4 million of the project loan facility.

Once the expansion program started and until it is complete the net costs or revenues at La Colorada are being capitalized as part of the cost of the mine expansion. For 2002, $1.2 million in net costs were capitalized as part of the mine expansion and $0.6 million of net costs incurred prior to the expansion start up were charged to operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, cash and cash equivalents were $10.2 million - a $6.9 million increase from December 31, 2001. This increase was due to cash generated from financing activities of $18.5 million and partially consumed by investing activities of $10.9 million and operating activities of $0.7 million. Financing activities included the issuance of shares for net cash receipts of $21.9 million and debt repayments of $3.3 million. Investing

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

activities consisted of expenditures on property, plant and equipment of $9.8 million including $8.3 million at La Colorada, $0.7 million at Huaron and $0.6 million at Quiruvilca and $1.2 million on mineral properties including $0.8 million on Manantial Espejo, in Argentina and $0.4 million on the Corner Bay acquisition.

Working capital at December 31, 2002 amounted to $2.4 million an improvement of $2.5 million from the prior year end. The improvement is due to the $6.9 million increase in cash partially offset by the reclassification of $3.0 million of prepaid taxes to long-term assets, the $1.8 million write down of Quiruvilca's spare parts and supplies inventory and net changes in other non-cash working capital accounts.

During 2003, Pan American expects that Quiruvilca will consume cash or working capital of about $2.9 million, Huaron will generate about $4.1 million, ore stockpile sales will generate $1.4 million and La Colorada will generate about $1.9 million. Exploration, general and administration expenses will require approximately $3.3 million and debt repayments will use $1.7 million resulting in a net decrease in cash or working capital of $0.5 million.

Capital resources at December 31, 2002 amounted to shareholders' equity of $55.5 million, long-term bank loans and capital leases of $3.9 million and deferred revenue of $0.9 million. The Plata project loan of $10 million is available to complete the expenditures required for La Colorada mine expansion.

Management believes that the Company's liquid assets and access to the La Colorada loan is more than sufficient to fund planned operating and capital expenditures and discharge liabilities as they come due.

Cash at December 31, 2001 amounted to $3.3 million, which was a decrease of $4.2 million from December 31, 2000. During 2001, operating activities consumed $2.1 million, investing activities used $6.5 million and net loan repayments required $5.0 million. Cash was generated by the issue of common shares for net proceeds of $9.4 million. Low metals prices caused operations to use cash. Huaron construction activities required expenditures of $5.4 million, $0.6 million was spent at Quiruvilca and $0.7 million at La Colorada.

The working capital deficiency at December 31, 2001 was $0.1 million. Working capital was $1.8 million at December 31, 2000. The $1.9 million decrease was due to a loss from operations of $6.6 million, net of depreciation and amortization and reclamation provisions. This loss was funded by a $1.4 million operating line of credit, increases in accounts payable and accrued liabilities of $3.3 million and concentrate advances of $4.1 million, offset by $2.2 million used by other non-cash working capital items.

RESULTS OF OPERATIONS

The net loss for 2002 was $33.7 million including the write down and increased future reclamation provision at Quiruvilca of $27.2 million. Excluding the unusual Quiruvilca write down and the unusual gain on the sale of land recorded in 2001, the 2002 loss of $6.4 million represents a $5.1 million improvement from 2001. This improvement is due to better results from the Huaron mine and the capitalization of $1.2 million in net costs at La Colorada.

In 2002, revenue was $7.8 million greater than in 2001. This increase was due to higher production and sales of metals. Increased production was due to a full year's operation of the Huaron mine, which more than offset lower production from the Quiruvilca mine. Operating costs were $2.6 million more in 2002 than last year. Cost increases of $8.6 million occurred at Huaron because it operated for the full year compared to a partial year in 2001. Cost reduction efforts at Quiruvilca and a lower production level in 2002 resulted in a $4.3 million reduction in costs relative to 2001. At La Colorada, pre-operating costs of $1.2 million associated with the capital expansion project were deferred, which had the effect of lowering this mine's costs, relative to the prior year by $0.7 million and a build up in metals inventory reduced operating costs by $1.0 million.

Other costs were as expected. General and administrative costs were $0.5 million lower than last year due to the effect of staff reductions and ongoing cost saving efforts. Depreciation and amortization expense was $0.6 million more due to a full year's amortization at Huaron. Similarly, the reclamation provision, excluding the unusual $10 million provision at Quiruvilca, was $0.2 million more in 2002 than in 2001. Exploration expense increased because of activities at the Manantial Espejo project. Other income, in 2002, was $0.8 million more than in the prior year principally because of a $0.3 million gain on the exchange of land for a royalty interest over Manantial Espejo and the eventual sale of a one-half interest in this royalty and revenue of $0.2 million from the company operating Pan American's San Vicente mine in Peru.

For 2003, general and administration costs are likely to increase slightly because of expected increases in staff and insurance premiums. These increases will be partially offset by a reduction in the corporate office rent due to the downsizing of office space. Depreciation and amortization and reclamation expenses will increase once the La Colorada expansion is complete. Interest expense will increase due to the La Colorada loan.

In 2001 the net loss improved relative to 2000 by $37.8 million. A $3.5 million gain on the sale of land occurred in 2001 and in 2000 the carrying value of various mineral properties, most notably the Dukat project in Russia, was written down by $42.7 million. After excluding unusual items the loss in 2001 of $11.6 million compared to a loss of $3.1 million in 2000. The operating results for 2001 relative to 2000 were adversely affected by the impact of lower metal prices and operating cost increases that exceeded the benefits resulting from increased metal production. Revenue in 2001 was $7.4 million more than in 2000, principally because of the start up of the Huaron mine. Relative to 2000, lower metal prices had a negative impact on revenue of about $13.8 million and increased production had a positive impact of $21.8 million. Operating costs in 2001 were $13.0 million higher when compared to 2000. The increase was caused by the start up of the Huaron mine.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

INTERNAL CONTROLS

Since the most recent evaluation of the Registrant's internal controls, there have not been any significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The design of the Registrant's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Audit Fees

The aggregate fees billed by the Registrant's principal accountant for the fiscal year 2002 for professional services rendered by the principal accountant for the audit of the Registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for such year was $107,730.

         Audit-Related Fees

No fees were billed by the Registrant's principal accountant for the fiscal year 2002 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees.

         Tax Fees

The aggregate fees billed by the Registrant's principal accountant for the fiscal year 2002 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $7,360.

         All Other Fees

The aggregate fees billed by the Registrant's principal accountant for the fiscal year 2002 for all other products and services provided by the principal accountant not described above were $77,810. Professional services provided included: quarterly reviews of consolidated financial statements; the review and preparation of documents and financial statements in connection with the public offering of common shares by the Registrant; the review and preparation of documents and financial statements in connection with the Registrant's acquisition of Corner Bay Silver Inc.; certifications required by lenders in connection with the Registrant's expansion of the La Colorada mine; and a payroll audit.

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant's auditor for the fiscal year ended December 31, 2002 were pre-approved by the audit committee of the Registrant.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this Annual Report on Form 40-F arises, or transactions in such securities.

         B.  CONSENT TO SERVICE OF PROCESS

         The Registrant filed with the Commission a Form F-X on June 11, 1996, which Form F-X remains current.

                                  EXHIBIT INDEX

                                                                                                            PAGE
         NUMBER            DOCUMENT                                                                        NUMBER
         ------            --------                                                                        ------

         1.                Pan American Silver Corp. Notice of Meeting and Information Circular
                           (the "Circular") for the 2003 Annual Meeting of Members, dated April 9, 2003

         2.                Consent of Deloitte & Touche LLP.............................................

         3.                Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley
                           Act of 2002..................................................................



                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                            PAN AMERICAN SILVER CORP.




Dated:   May 20, 2003                       By: /s/  Robert Pirooz
                                                --------------------------------
                                                Robert Pirooz
                                                Vice President, Legal Affairs

                                  CERTIFICATION
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Ross J. Beaty, certify that:

     1. I have reviewed this annual report on Form 40-F of Pan American Silver Corp.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 20, 2003                               /s/  Ross J. Beaty
                                                  ------------------------------
                                                  By: Ross J. Beaty
                                                  Title: Chief Executive Officer

                                  CERTIFICATION
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Anthony Hawkshaw, certify that:

     1. I have reviewed this annual report on Form 40-F of Pan American Silver Corp.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 20, 2003                               /s/  Anthony Hawkshaw
                                                  ------------------------------
                                                  By: Anthony Hawkshaw
                                                  Title: Chief Financial Officer

                                 EXHIBIT INDEX


                                                                                                            PAGE
         NUMBER            DOCUMENT                                                                        NUMBER
         ------            --------                                                                        ------

         1.                Pan American Silver Corp. Notice of Meeting and Information Circular
                           (the "Circular") for the 2003 Annual Meeting of Members, dated April 9, 2003.
         2.                Consent of Deloitte & Touche LLP.............................................
         3.                Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley
                           Act of 2002..................................................................