Form 40-F
period 2004-12-31
PAN AMERICAN SILVER CORP
filed 2005-03-31
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                           ________________________

                                   FORM 40-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2004    Commission File Number 0-13727
                           ________________________

                           Pan American Silver Corp.
            (Exact name of Registrant as specified in its charter)

   British Columbia               1044                    Not Applicable
(Province or other      (Primary Standard Industrial     (I.R.S. Employer
 Jurisdiction of        Classification Code Number)      Identification No.)
 Incorporation
or Organization)

                            1500 - 625 Howe Street
                          Vancouver, British Columbia
                                    V6C 2T6
                                (604) 684-1175
  (Address and telephone number of Registrants' principal executive offices)

                             CT Corporation System
                         111 Eighth Avenue, 13th Floor
                              New York, NY 10011
                                (212) 894-8940
      (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
                            _____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          Common Shares, No Par Value


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

                  The Registrant had 66,835,378 Common Shares
                      outstanding as at December 31, 2004

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                 Yes _____  82-________                No     X

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                 Yes    X                              No __________

                   DOCUMENTS FILED UNDER COVER OF THIS FORM
                   ----------------------------------------

Document No. 1:   Annual Information Form for the year ended December 31,
                  2004, dated March 31, 2005.

Document No. 2:   Audited Consolidated Financial Statements for the financial year ended December 31, 2004, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F.

Document No. 3:   Management's Discussion and Analysis of Financial Condition
                  and Results of Operations for the year ended December 31, 2004.

                                                                Document No. 1

                        [GRAPHIC OMITTED] PAN AMERICAN
                                          SILVER CORP.





                                    Annual
                                  Information
                                     Form



                                 For the Year
                            Ended December 31, 2004



                             Dated: March 31, 2005

                             1500-625 Howe Street
                          Vancouver, British Columbia
                                    V6C 2T6

                      Web Site: www.panamericansilver.com

                               TABLE OF CONTENTS



 INTRODUCTION.................................................................1
   Reporting Currency.........................................................1
   Accounting Policies........................................................1
   Conversion Table...........................................................1
   Glossary of Terms..........................................................1
   Classification of Mineral Reserves and Resources...........................1

 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS..............................2

 CORPORATE STRUCTURE..........................................................3
   Incorporation..............................................................3
   Capital Structure..........................................................3
   Subsidiaries...............................................................3

 GENERAL DEVELOPMENT OF THE BUSINESS..........................................4
   Business of Pan American...................................................4
   Developments over the Last Three Financial Years...........................4
   Corporate Strategy.........................................................6
   Outlook for 2005...........................................................7

 NARRATIVE DESCRIPTION OF THE BUSINESS........................................8
   Operations.................................................................8
   Operating Mines............................................................8
   Metals Trading............................................................46
   Development Projects......................................................46
   Working Capital...........................................................53
   Investment, Exploration and Resource Properties and Expenditures..........53
   Mineral Property Expenditures.............................................57
   Employees.................................................................58
   Research and Development..................................................59
   Competitive Conditions....................................................59
   Working Capital...........................................................59
   Environment...............................................................59
   Trends and Uncertainties..................................................60
   Risks Relating to Pan American's Business.................................60

 SELECTED CONSOLIDATED FINANCIAL INFORMATION.................................68
   Annual Information........................................................68
   Dividends.................................................................69

 MANAGEMENT'S DISCUSSION AND ANALYSIS........................................69

 DIRECTORS AND OFFICERS......................................................69

 EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS....................72

 MARKET FOR SECURITIES.......................................................72

 TRANSFER AGENTS AND REGISTRAR...............................................73

 MATERIAL CONTRACTS..........................................................73

 ADDITIONAL INFORMATION......................................................73

 GLOSSARY OF TERMS...........................................................75

APPENDIX "A" - Duties and Responsibilities of the Audit Committee...........A-1

                                 INTRODUCTION
------------------------------------------------------------------------------

         In this Annual Information Form, the term "Company" refers to Pan American Silver Corp. and the term "Pan American" refers to the Company and its direct and indirect subsidiaries.

REPORTING CURRENCY

         Pan American's reporting currency is the United States dollar. Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in United States dollars.

ACCOUNTING POLICIES

         Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 18 to the Consolidated Financial Statements of the Company. These financial statements, set out on pages 17 through 44, inclusive, of the Company's 2004 Annual Report, are incorporated by reference herein.

CONVERSION TABLE

         In this Annual Information Form, metric units are used with respect to mineral properties located in Peru, Mexico, Bolivia, Argentina and elsewhere, unless otherwise indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.



      Imperial Measure         =       Metric Unit    |     Metric Unit      =      Imperial Measure
      ----------------         -       -----------    |     -----------      -      ----------------
     2.47 acres                         1 hectare     |    0.4047 hectares           1 acre
     3.28 feet                          1 metre       |    0.3048 metres             1 foot
     0.62 miles                         1 kilometre   |    1.609 kilometres          1 mile
     0.032 ounces (troy)                1 gram        |    31.1 grams                1 ounce (troy)
     1.102 tons (short)                 1 tonne       |    0.907 tonnes              1 ton
     0.029 ounces (troy)/ton            1 gram/tonne  |    34.28                     1 ounce (troy)/ton
                                                      |    grams/tonne

GLOSSARY OF TERMS

         The glossary of terms set forth on pages 74 to 78 of this Annual Information Form contains definitions of certain terms used herein.

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

Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN OR PROBABLE RESERVES.

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

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
------------------------------------------------------------------------------

         This Annual Information Form and the documents incorporated by reference herein contain certain forward-looking statements relating to Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "budget", "may", "schedule" and similar expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:

         o the sufficiency of Pan American's current working capital and anticipated operating cash flow;

         o the sufficiency of the mineral reserves and resources at Quiruvilca, Huaron, Morococha, La Colorada, San Vincente, Alamo Dorado, Manantial Espejo or other properties;

         o estimated production from the Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo, San Vincente or other properties;

         o  the estimated operating costs of Pan American's producing mines;

         o the estimated cost of and availability of funding for ongoing capital improvement programs;

         o the estimated cost of development of Alamo Dorado, Manantial Espejo or other projects;

         o the estimated cost and effectiveness of changes to the mine plan at the La Colorada mine;

         o estimated exploration expenditures to be incurred on the Company's various silver exploration properties;

         o  compliance with environmental standards; and

         o  forecast capital and non-operating spending; and

         o levels of silver and other metals production, production costs and metal prices.

         These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified under the captions "Trends and Uncertainties" and "Competitive Conditions" in this Annual Information Form. Investors are cautioned against attributing undue certainty to forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

                              CORPORATE STRUCTURE
------------------------------------------------------------------------------

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

         Since 1979 the memorandum and articles of the Company have been amended on several occasions to increase the share capital of the Company and to update the form of articles. In May 2005 the Company will amend its articles to transition under the Business Corporations Act (British Columbia).

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

CAPITAL STRUCTURE

         The Company is authorized to issue 100,000,000 common shares, each without par value. Holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the common shares.

SUBSIDIARIES

         A significant portion of the Company's business is carried on through its various subsidiaries. The following table shows, as at December 31, 2004, the principal subsidiaries of the Company including their respective jurisdictions of incorporation and the Company's percentage ownership in each such subsidiary:


Name                                                                       Jurisdiction       Ownership (%)
----                                                                       ------------       -------------
Pan American Silver S.A.C. Mina Quiruvilca ("Mina Quiruvilca")             Peru               100 (voting)/
                                                                                           99.7 (non-voting)(1)

Cia. Minera Huaron S.A. ("Minera Huaron")                                  Peru              99.85 (voting)
Compania Minera Argentum ("Agentum")(2)                                    Peru                    86
Corner Bay Silver Inc. ("Corner Bay")                                      Canada                  100
Compania Minera Natividad ("Natividad")(2)                                 Peru                    100
Minera Corner Bay S.A. de C.V. ("Minera Corner Bay")                       Mexico                  100
Pan American Minerals, Inc. ("Pan American U.S.")                          Nevada                  100
Pan American Silver (Barbados) Corp. ("Pan American Barbados")             Barbados                100
Pan American Silver (Bolivia) S.A. ("Pan American Bolivia")                Bolivia                 62(3)



Pan American Silver (Cyprus) Corp. Limited. ("Pan American Cyprus")        Cyprus                  100
Pan American Silver Peru S.A.C. ("Pan American Peru")                      Peru                    100
Plata Panamericana S.A. de C.V. ("Pan American Mexico")                    Mexico                  100
Compania Minera Altivale S.A. ("Altivale")                                 Argentina               50
Minera Triton Argentine S.A. ("Triton")                                    Argentina               50

-------------
(1) The Company indirectly owns 99.7% of the total outstanding equity of Mina Quiruvilca.

(2) Argentum and Natividad collectively own the property and assets that comprise the Morococha mine.

(3) Pan American has granted EMUSA, a Bolivian mining company which currently holds a 38% interest in Pan American Bolivia, the right to increase its interest to 49% by financing $2.5 million in project expenses on the San Vicente property in Bolivia, including a feasibility study. As at December 31, 2004, EMUSA had incurred $2.1 million in project expenses on San Vincente, which expenditures apply toward EMUSA's financing commitment.


                      GENERAL DEVELOPMENT OF THE BUSINESS
------------------------------------------------------------------------------

BUSINESS OF PAN AMERICAN

         Pan American is principally engaged in the exploration for, and the acquisition, development and operation of silver mines.

         Pan American: (1) owns and operates the producing Quiruvilca silver mine in Peru; (2) owns a 99.85% interest in, and operates, the producing Huaron silver mine in Peru; (3) owns and operates the producing La Colorada silver mine located in Mexico; (4) owns an 86% interest in, and operates, the Morococha silver mine in Peru; (5) mines and sells silver-rich pyrite stockpiles at a small-scale operation in central Peru; and (6) owns, is constructing and will operate the Alamo Dorado silver project in Mexico. Pan American also either holds an interest in or may earn an interest in non-producing silver resource and silver exploration properties in Argentina, Peru, the United States and Mexico, including 50% of the significant Manantial Espejo deposit in Argentina.

         Pan American employs a multifaceted strategy to ensure growth in reserves and production. The first part of Pan American's strategy is to increase its silver production profile through the acquisition of silver mines, silver development projects or silver producing companies. The second part of its growth strategy is to focus on exploration in and around existing properties. Finally, Pan American is also seeking to acquire additional silver properties having significant silver reserves or resources or known exploration potential.

DEVELOPMENTS OVER THE LAST THREE FINANCIAL YEARS

         During the last three financial years the Company has undertaken the following:

         o On January 29, 2002, Pan American updated the feasibility study for production from the La Colorada mine. The updated study indicated that capital costs of $20.0 million would expand the current operations to 800 tonnes of ore per day to yield approximately 3.8 million ounces of silver per year for a ten year mine life.

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

         o On March 11, 2002, Pan American completed a sale of 3.45 million shares to a syndicate of underwriters for net proceeds of $15,599,000.

         o On May 21, 2002, Pan American entered into an agreement to acquire all of the issued and outstanding shares of Corner Bay Silver Inc. ("Corner Bay") which owned the Alamo Dorado deposit in Sonora, Mexico.

         o On June 14, 2002, Pan American entered into a $10,000,000 project debt facility with International Finance Corporation ("IFC"), the funds from which were used to expand the La Colorada mine. The Company took its first draw from the facility in March of 2003.

         o On November 8, 2002, Pan American acquired silver bearing stockpiles (the "Stockpiles") located in central Peru from Volcan Compania Minera S.A.A. ("Volcan") for 636,942 common shares of the Company, $500,000 in marketable securities owned by Pan American, and $317,000 in cash.

         o On February 20, 2003, the Company completed its acquisition of Corner Bay and in connection therewith the Company issued 7,636,659 shares and 3,818,329 warrants exercisable over five years at a price of Cdn$12.00 per share to former Corner Bay shareholders and granted options to purchase up to 553,847 common shares of the Company to former employees of Corner Bay.

         o In July and August 2003, the Company issued $86.25 million of 5.25% convertible, unsecured senior subordinated debentures (the "Debentures") due July 31, 2009. Each US$1,000 principal amount of Debentures is convertible into 104.4932 common shares of the Company (subject to adjustment in certain events) at the option of the holder at any time prior to the earlier of the close of business on July 31, 2009 and the last business day immediately preceding any date fixed for redemption, representing a conversion price of $9.57 per share. On or after July 31, 2006, the Debentures may be redeemed in whole or in part by the Company, at its option on not more than 60 and not less than 30 days prior notice, at a price equal to par, plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of the Company equals at least 125% of the conversion price. On redemption or upon maturity, the Company may, at its option, elect to satisfy its obligation to repay the principal amount of the Debentures by issuing and delivering freely tradable common shares of the Company. In addition, the interest payable on the Debentures may, at the Company's election, be payable by the application of the proceeds of the sale of the Company's common shares.

         o  On January 1, 2004, commercial production commenced at La
            Colorada.

         o On January 1, 2004, Pan American assumed the operator role in respect of the Manantial Espejo development project in Argentina.

         o On January 20, 2004, Pan American reached an agreement to purchase for approximately $33.8 million an 81% interest in Argentum. Argentum acquired, through a corporate restructuring undertaken pursuant to Peruvian company law, the Anticona and Manuelita mining units and related infrastructure and processing assets of Sociedad Minera Corona S.A. ("SMC") located in Central Peru. On February 24, 2004, Pan American entered into a further agreement to purchase all of the issued and outstanding shares of Natividad, a corporation organized under Peruvian company law which holds mining concessions and operations that are complimentary to the Anticona and Manuelita mining units (collectively these concessions and mining operations and the Anticona and Manuelita mining units are referred to as the "Morococha mine"), for $1.5 million in cash. These acquisitions were subject to regulatory approval and a number of conditions and closed in August 2004. Subsequently, Pan American acquired an additional 5% interest in Argentum for $1.5 million.

         o On February 27, 2004, the Company issued 3,333,333 common shares at a price of $16.50 per share for proceeds of $55 million.

         o On March 25, 2004, Pan American sold 6,839 hectares of mining concessions and surface rights in the vicinity of the Quiruvilca mine to Barrick Gold Corporation ("Barrick") for $3,582,575 and for the assumption of $67,425 of payments owing in respect of these mining concessions.

         o On March 30, 2004, the Company made a formal offer (the "Conversion Offer") to encourage conversion by holders of the Company's $86.25 million outstanding principal amount of Debentures. Pursuant to the Conversion Offer, which is open from April 7, 2004 to May 21, 2004 (the "Conversion Period"), each holder who converts all or a portion of his or her Debentures during the Conversion Period will receive $131.25 in cash plus
            106.9290 common shares of the Company per $1,000 principal amount of Debentures converted. As at December 31, holders of approximately $84 million principal amount of Debentures have converted their Debentures pursuant to the terms of the Conversion Offer and the Company has issued 9,145,700 million common shares in respect of such conversions.

         o On April 28, 2004, Pan American repaid a $3.5 million remaining balance on its loan from Banco de Credito relating to the initial development of the Huaron mine.

         o On May 15, 2004, Pan American prepaid to the IFC $9.5 million outstanding balance under its project debt facility used to expand the La Colorada mine.

         o On November 22, 2004, Pan American sold its 20% interest in the Dukat silver mine in Magaden State, Russia to OAO MNPO Polimetall, the mine's owner and operator, for $20.5 million in cash and right to receive up to $22.5 million in contingent future payments. The future payments are to be made annually based on the yearly average silver price, and range from no payment at a silver price of less than $5.50 per ounce, to $8 million if the average silver price for the year exceeds $10 per ounce. The agreement also includes provisions for prepayment of remaining future contingent payments on the occurrence of certain events, such as a public share offering by OAO MNPO Polimetall. In 2000, Pan American wrote off its entire $37 million investment in the Dukat mine.

         o On February 25, 2005, Pan American announced its decision to commence construction of an open pit silver mine at its Alamo Dorado silver project in Mexico. Capital costs for the project are estimated to be $76.6 million, including working capital and a contingency allowance. Pan American expects to fund the project from its cash reserves. Construction, which is expected to take 15 to 18 months, is scheduled to begin in the second quarter of 2005.

CORPORATE STRATEGY

         Pan American's corporate strategy is to become one of the world's largest and lowest cost primary silver mining companies. The key elements of Pan American's strategy are to:

         o INCREASE SILVER PRODUCTION - During 2002, Pan American's sources of silver production were its Quiruvilca, Huaron and La Colorada mines and the Stockpiles. In 2003, Pan American completed an expansion of its La Colorada mine and in 2004 Pan American acquired the producing Morococha mine. In 2005, Pan American made a decision to initiate mine construction at the Alamo, Dorado project. Production from this mine is expected to begin in late 2006. For the year ended December 31, 2002, silver production was approximately 7.8 million ounces. Silver production increased during the year ended December 31, 2003 to approximately 8.6 million ounces, an increase of 11% compared to

            2002. For the year ended December 31, 2004, Pan American further increased its silver production to approximately 11.2 million ounces, a 30% increase over 2003.

         o ACQUIRE ADDITIONAL NON-PRODUCING SILVER RESOURCES - One of Pan American's objectives is to hold one of North America's largest inventories of non-producing silver resources as leverage to higher silver prices. Pan American holds or has control over non-producing silver resources at its Manantial Espejo property in Argentina and its Hog Heaven and Waterloo properties in the United States.

         o ACQUIRE ADDITIONAL SILVER EXPLORATION PROPERTIES - Pan American is actively seeking to acquire a portfolio of promising silver exploration properties. As at December 31, 2004, Pan American retains an option to acquire the San Vicente property in Bolivia. Pan American also owns a 50% interest in the Manantial Espejo exploration property in Argentina. In addition, Minera Huaron holds approximately 41,280 hectares of prospective exploration property in Peru. Finally, in 2004, Pan American purchased the Morococha property, which has significant exploration potential. Pan American's exploration acquisition focus is silver properties with bulk mineable targets that have the possibility of possessing over 50,000,000 ounces of silver mineralization to supplement Pan American's existing base of silver exploration properties.

         Pan American's current activities are primarily focussed on Peru, Mexico, Bolivia and Argentina, with a secondary focus on the United States and the Americas generally.

OUTLOOK FOR 2005

         In 2005, Pan American expects to maintain close to the current level of production at the Quiruvilca and Huaron mines, increase production at the La Colorada mine as its new oxide plant reaches designed capacity, add a full year's production from the Morococha mine, continue to produce silver from its pyrite Stockpiles in Peru and ramp up production at its 50% joint venture on the San Vincente mine. These combined operations are expected to increase Pan American's silver production to approximately 13 million ounces in 2005. Pan American will also commence construction of the Alamo Dorado open pit silver mine with commercial production expected in late 2006 and will continue to advance feasibility studies at the 50% owned Manantial Espejo project in Argentina.

         Pan American will continue to investigate, evaluate and where appropriate, acquire additional silver production, exploration and development properties.

                     NARRATIVE DESCRIPTION OF THE BUSINESS
------------------------------------------------------------------------------

OPERATIONS

         Pan American's principal products and sources of revenue are silver rich zinc, lead and copper concentrates in addition to silver gold dore from the La Colorada mine. In 2005, the Quiruvilca, Huaron, Morococha, San Vincente and La Colorada mines and the Stockpiles accounted for all of Pan American's production of concentrates and dore. Information related to Pan American's segment revenues is set forth in Note 15 to the Consolidated Financial Statements and is referred to in the Management's Discussion and Analysis of Financial Conditions and Results of Operations (the "MD&A") of the Company for the year ended December 31, 2004.

         Consolidated production for the year ended December 31, 2004 was as follows:


                             Quiruvilca         Huaron1    La Colorada2     Morococha(3)   San Vincente(4)    Consolidated
                             ----------         -------    ------------     ------------   ---------------    ------------
Tonnes milled                   381,237         635,845         171,155          212,172            27,017       1,427,426
Grade
   Grams/tonne                      235             228             489              221               417             N/A
    silver
   % Zinc                          3.57            3.14            1.41             3.76              5.79             N/A
   % Lead                          1.19            1.99            1.11             1.47                 -             N/A
   % Copper                        0.43            0.42               -             0.45                 -             N/A
Production
   Ounces silver              2,530,869       5,042,606       2,036,075        1,259,451           313,029      11,182,030
   Tonnes zinc                   11,709          15,041             122            5,902             1,312          34,086
   Tonnes lead                    3,803          10,569             136            2,186                 -          16,694
   Tonnes copper                  1,081           1,754               -              538                53           3,426

------------
(1)  Includes 961,869 ounces of silver produced from the Stockpiles in Peru.
(2)  La Colorada zinc and lead grades are for sulphide ore only.
(3)  Morococha data is from July 1, 2004 onwards only.
(4) San Vincente data represents Pan American Silver Corp. 50% interest in the mine's production.

OPERATING MINES

QUIRUVILCA MINE

          OWNERSHIP AND PROPERTY DESCRIPTION

         The Quiruvilca mine is owned by Pan American Peru and operated by Mina Quiruvilca, each a wholly-owned indirect subsidiary of the Company.

         The Quiruvilca mine is an underground mine. The Quiruvilca mineral property consists of 152 mining concessions covering 2,850 hectares. Mina Quiruvilca also owns six mining concessions covering 3,472 hectares and holds surface and water rights in the area covering the mill and related workings. On March 25, 2004, Pan American sold 6,839 hectares of mining concessions and surface rights in the vicinity of Quiruvilca mine to Barrick Gold Corporation ("Barrick") for $3,582,575 and for the assumption of $67,425 of payments owing in respect of these mining concessions.

          LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

         The Quiruvilca mine is located in the District of Quiruvilca, Province of Santiago de Chuco, Department of La Libertad in northwestern Peru. The Quiruvilca mine is 76 kilometres east of the coastal city of Trujillo. The mine is centred at approximately 8(degree) 00' 57" South Latitude and 78(degree) 20' 33" West Longitude. The Quiruvilca mine lies in the Andean mountain range above the tree line. Elevations in the immediate area of the mine range from 3,450 metres to 4,075 metres above sea level.

         Access to the Quiruvilca mine is by a 137 kilometre all weather road east from the city of Trujillo. The first 65 kilometres of the road are paved and the remaining 72 kilometres consist of a gravel road. The last major upgrade to the road was in 2004 done by Barrick. Trujillo is connected to Lima by a paved all-weather highway.

         The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees, typical of the Peruvian Andes. Natural vegetation is mainly grasses which form meadows. These meadows have permitted development of varied livestock operations.

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

          ROYALTIES AND ENCUMBRANCES

         The Quiruvilca property is not subject to any royalties or encumbrances, other than the mining royalty tax described below under "- Taxation".

         Quiruvilca's largest environmental liability relates to its future closure and remediation. In connection therewith, the Company has charged operations with an approximately $15.3 million provision for future reclamation and asset retirement at the Quiruvilca mine.

          TAXATION

         The principal taxes of Peru affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

         In June 2004, Peru's congress approved a new bill that will allow royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following rates: (i) 1.0% for companies with sales up to US$60 million; 2.0% for companies with sales between US$60 million and US$120 million; and 3.0% for companies with sales greater than US$120 million. In the case of silver, zinc and copper, the percentage royalty is a net smelter returns royalty, which cost will be deductible for income tax purposes.

         The 1% royalty on Quiruvilca's production amounted to approximately $135,000 in 2004.

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

         In August 1995, the Company acquired 80% of the outstanding voting shares (representing a 53.3% total equity interest) in Mina Quiruvilca from NPMS. Between September 1995 and March 1996, the Company increased its interest in Mina Quiruvilca to 100% of the outstanding voting shares and 99.7% of the total outstanding equity.

         GEOLOGY AND MINERALIZATION

         The Quiruvilca mine is situated at the west side of the Western Cordillera within the eastern edge of a major sequence of volcanic rocks, interpreted as part of the Calipuy Volcanic Formation of the Mid-Miocene age. This volcanic formation, with a thickness of about 2,000 metres, consists of andesite flows and flow breccias inter-layered with thin basalt flows and occasional tuffaceous lacustrine sediments.

         The mineralization at Quiruvilca is contained in a series of narrow veins filling the fractures and faults. Over 130 veins have been identified in the mine area. At least three-quarters have been mined at some point in time. Although narrow, the veins at Quiruvilca tend to have an extensive lateral and vertical continuity with abundant splits, cymoid loops, pinch and swell structures. In some places, the veins show some thick ore shoots connected to thinner diagonal sub-economic to non-economic zones. The width varies up to two metres in the central zone to stringers in the Zinc-Lead Zone (as defined below). The average width of veins currently being mined is 0.56 metres. The average dip of the veins is 70(degrees), but range from vertical to 40(degrees).

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

         DRILLING, SAMPLING AND ANALYSIS

         Exploration at the Quiruvilca property is conducted using a combination of diamond drilling and underground drifting. Three diamond drills are in continuous operation at the property, drilling BQ (36.4 mm diameter) sized holes between 50 and 350 metres in length. This is generally followed by underground drifting and cross-cutting at a 70 metre spacing. During 2004, 5,775 metres of drilling was done, along with 5,141 metres of drifting for reserve delineation and access for mining.

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

         MINERAL RESERVES

         Pan American's management estimates that proven and probable mineral reserves at the Quiruvilca mine as at December 31, 2004 are 1,064,805 tonnes with an average grade of 200 grams/tonne silver and 4.53% Zn, details of which are set out in the following table:

                      Quiruvilca Mineral Reserves (1), (2), (3)
                      -----------------------------------------

     Reserve                      Grams of Silver
    Category         Tonnes          per Tonne          % Zinc        % Lead      % Copper
    --------         ------          ---------          ------        ------      --------
   Proven             676,510           202              4.61          1.41          0.47
   Probable           388,295           197              4.38          1.51          0.46
----------------------------------------------------------------------------------------------
   TOTAL            1,064,805           200              4.53          1.45          0.47

          ----------------
          1 Calculated using a price of $5.50 per ounce of silver, $1,020 per tonne of zinc, $600 per tonne of lead and $2,200 per tonne of copper.
          2 Estimates of mineral reserves are calculated on the basis of blocks exposed by underground workings on one or more sides and having an in-place diluted value equal to or above the cutoff grade ($25/tonne). Proven and probable mineral reserves are extrapolated between 15 and 30 metres down dip depending on vein continuity.
          3 Mineral resource and reserve estimates for Quiruvilca were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Vice President Geology - Operations and
              Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI
              43-101").

          RECONCILIATION OF MINERAL RESERVES

         Mineral reserves are adjusted annually by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Quiruvilca to December 31, 2004:

               RECONCILIATION OF MINERAL RESERVES AT QUIRUVILCA
               ------------------------------------------------
                                                                     Tonnes
                                                                     ------
      Opening balance, December 31, 2003                             631,115(1)
      Additions                                                      814,927(2)
      Tonnes mined                                                   381,237
      ------------                                                   -------

      Closing balance, December 31, 2004                           1,064,805

      --------------
      (1) December 31, 2003 reserves were calculated using a price of $5.00 per ounce of silver and $900 per tonne of zinc.

      (2) Additions are from tonnes added through exploration (303,786 tonnes) and reinterpretation due to higher metal prices (511,141 tonnes).


          MINERAL RESOURCES

         Pan American's management estimates that mineral resources at the Quiruvilca mine as at December 31, 2004 are as follows:

                       Quiruvilca Mineral Resources (1), (2)
                       -------------------------------------


    Resource                      Grams of Silver
    Category          Tonnes         per Tonne        % Zinc        % Lead       % Copper
    --------          ------         ---------        ------        ------       --------
Measured             2,198,005          178            3.66          1.37          0.78
Indicated              760,775          181            4.33          1.52          0.79
Inferred             2,180,955          174            4.23          1.51          0.47

         --------------

         (1)  These resources are in addition to Quiruvilca mineral reserves.
         (2) Mineral resource and reserve estimates for Quiruvilca were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Vice President Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.

          MINING

         The Quiruvilca mine extends over an area that is four kilometres east/west by three kilometres north/south and from an elevation of 4,050 metres at the top of the mountain down to the 340 level (elevation 3,528 metres). Access to the mine is from four adits driven into the side of the mountain at elevations ranging from 3,648 metres to 3,870 metres.

         Battery locomotives are used to haul ore and waste from the stopes and development headings to ore and waste passes. Ore from the upper levels of the mine is delivered to ore passes, which transfer it to the 220 main haulage level. Trolley locomotives with mine cars are used to transport ore from the ore passes on the 220 level to coarse ore bins at the crushing plant.

         A 590 metre long, 76mm wide conveyor is used to transport ore and waste from below the 220 level to a surface bin at the 220 level. The conveyor belt has a capacity of 150 tonnes per hour. The mine plans to extend this conveyor belt down to the 340 level during 2005.

         Of the 28 veins presently being mined, seven contributed approximately 70% of the production during calendar 2004. These seven veins average 0.68 metres in width.

         There are on average 69 active stopes at any given time, all using the cut and fill mining method. Approximately one-third of the stopes are typically in the drilling and blasting phase, one-third in the mucking phase and one-third in the filling phase at any given time. In stopes where the vein's mineable width is less than 1.0 metre, and where hydraulic backfill is not available, resueing is employed with the waste rock remaining in the stope as backfill. In all other stopes, tailings are poured into the stope hydraulically to serve as backfill.

         Tailings from the mill are directed to the hydraulic fill plant located near the Santa Catalina tailings pond. The fine fraction is removed with cyclones, and the coarse fraction is directed to the storage tanks in the hydraulic fill plant. The sand-fill is pumped 2,700 metres to the Luz Angelica distribution plant, or a further 1,600 metres to the Central distribution plant through a 76 millimetre HDPE line. The distribution plants are equipped with 170 cubic metre storage tanks. When backfill is required underground, the fill is re-slurried and pumped underground. The monthly hydraulic backfill volume employed at the mine is 5,200 cubic metres.

          MILLING

         The mill flowsheet consists of three-stage-crushing, ball mill grinding and selective flotation of the ore to produce copper, lead and zinc concentrates, followed by thickening and filtering of the concentrates.

         Present daily treatment capacity is 1,350 tonnes, with an operative mill working six days a week. This capacity level has been in place since September 2003 when the north zone of the mine was closed. Previously, the daily treatment tonnage was 2,000 tonnes.

         Although the mill equipment (with the exception of the upgraded primary and secondary crusher, the primary grinding circuit, the primary lead rougher flotation cells and the zinc and lead circuits) dates from the 1950s, it has been adequately maintained and operates well.

          STRATEGIC RESTRUCTURING

         In 2002, the Company wrote down its investment in the Quiruvilca mine by $25,129,000. This decision was reached after an evaluation of the likelihood of recovering the carrying value of Quiruvilca in light of the mine's recent and expected operating and financial performance. As a result of Quiruvilca's high production costs and low metal prices, a significant turnaround at Quiruvilca was required to avoid the necessity of a shutdown of the mine in 2004.

         Accordingly, a strategy to reduce high cost ore production and increase mine grades was implemented during 2003 in order to drastically lower the mine costs and adapt the mine operation to lower metal prices. This plan to reduce high cost tonnage was carried out by closing the north zone of the mine, a zone with higher operating costs and lower geological expectations. All the Quiruvilca permanent workers were relocated to the lower cost south zone of the mine and all mine contractors terminated at the end of August 2003. This action reduced the total mine work force from 1,079 (permanent workers and contractors) to 462 permanent workers without any labour conflict. Average production was lowered by 20% to approximately 32,000 tonnes per month. As a result of these actions, cash costs in 2004 at Quiruvilca were reduced to $3.63 per ounce of silver from $5.01 per ounce of silver in 2003 and Quiruvilca generated significantly positive net cash flow in 2004.

         These positive operating and financial results have caused Pan American to modify its plans, which contemplated a shut down of the Quiruvilca mine in June 2004. As of today's date, Pan American intends to continue to operate Quiruvilca as long as there are reserves available.

         In addition to the 2004 mine life extension, reoriented exploration and development has provided positive results, such as the confirmation of the high silver grade Union Vein on the 340 level, and new reinterpretation demonstrates continuity up to the surface which should enable the Quiruvilca mine to continue operations beyond the life of the current proven and probable reserves.

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

         Quiruvilca's PAMA projects and expenditures for the years 1997 to 2004 were audited by independent consultants and reviewed by Peruvian environmental regulators. Overall expenditures were greater than budgeted and considerably more than the 1% of gross sales required under the law. While the PAMA process defined remediation projects, expenditures and time frames to achieve compliance primarily with respect to water quality, it explicitly excluded closure projects, and in many cases did not fully consider remediation of historic liabilities, whether caused by third parties or predecessor companies. In addition, the PAMA process provided no mechanism to review and revise projects based on results achieved to assess whether budgeted programs would still be effective in achieving the results desired. Discussions are ongoing with regulators to better define Pan American's remaining obligations under the PAMA program. In conjunction with this, Pan American sought independent consulting expertise to review closure strategies and options; this work is still underway.

         In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within six months of the date of passage of the legislation. To date, accompanying administrative rules that lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses are not yet promulgated. Quiruvilca's Closure Plan was filed in early March 2004. Pan American has budgeted $1.2 million for concurrent reclamation and closure related costs at Quiruvilca in calendar 2005 (including rehabilitation of tailings ponds and rehabilitation of waste dumps). In the fourth quarter of 2002, Pan American prepared an estimate of the expected future reclamation costs to be incurred at Quiruvilca and charged operations with a $15.3 million provision for future reclamation.

         Pan American's operations at the Quiruvilca mine currently comply in all material respects with applicable Peruvian laws. In 1999, Mina Quiruvilca received the National Society of Mining, Petroleum and Energy's highest environmental award and in 2000 the Latin American Organization of Mining's environmental award for polymetallic deposits.

         The most significant environmental issues currently associated with the Quiruvilca mine are metal-laden acid water discharge from the mine, acid rock drainage from the mine's tailings deposit areas and the containment and stability of mine tailings ponds. All acid water discharge from the Quiruvilca mine is either treated at the mine's High Density Sludge plant or by passive systems. During 2004, water quality at the compliance point has generally met pH standards and a majority of metal compliance standards. The review now underway by independent consultants will define closure and mitigation options for reducing acid water flows and improving the quality of waters exiting the site.

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

         In addition, supervisors and workers are attending the Centromin "Basic Mining Concepts and Safety" training in Lima. This training focuses on proper mining methods with an emphasis on safety. This training will continue through 2005.

         CAPITAL EXPENDITURES

         Since 1995, Pan American has undertaken a program of capital and non-operating expenditures at the Quiruvilca mine to improve its operations, ensure compliance with its PAMA and reduce operating costs.

         During 2004, capital expenditures were approximately $1,860,000 and consisted of:

         o Mine equipment, tailings dam raise and other related infrastructure of $563,000; and

         o  reclamation expenditures of $1.3 million.

         During 2003, capital expenditures were approximately $664,000 and consisted of:

         o  Reclamation expenses of $240,000;

         o  Constancia tailings treatment of $185,000;

         o  Civil, electromechanic and mine works at level 340 of $181,000;
            and

         o  Other minor works totalling $58,000.

         Pan American has budgeted $1.9 million for 2005 capital expenditures at the Quiruvilca mine consisting primarily of $0.5 million for a conveyor system on the 340 level and $1 million for earth moving equipment for related reclamation projects.

         Pan American expects to fund future capital expenditures from cash flow from the Quiruvilca mine. In the event that cash flow from the Quiruvilca mine is insufficient to fund the capital expenditure program, Pan American will fund the remainder of the capital expenditure program from working capital.

          MARKETING

         The principal products from the Quiruvilca mine are silver rich zinc, lead and copper concentrates. All of these concentrates are sold under contracts to arm's length metals trading companies or arm's length integrated mining and smelting companies. In 2004, zinc concentrate was sold to Glencore under a contract which runs until 2006, which contract has a minimum one-year extension clause at the option of either party. Lead concentrates had been sold under a four-year contract to Noranda which expired in 2004. Currently, the Quiruvilca mine sells its lead concentrate to Glencore pursuant to a contract that lasts until 2007, with fixed terms for 2005. Terms for 2006 leave 50% of the anticipated lead concentrate production to be sold against a pre-determined market benchmark and terms for 2007 leave 100% to be negotiated. Copper concentrate was sold under a contract that also expired at the end of 2004. This contract has been extended until 2006. All contracts are at arms length. Under the terms of all of its sales contracts, Mina Quiruvilca receives payment for an agreed percentage of the silver and lead, zinc, or copper contained in the concentrate, after deductions for smelting and refining costs.

         During 2004, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:


                                                                       Average Sales Price
                                      Revenue(1)           Tonnes           per Tonne
                                      ----------           ------           ---------

Zinc Concentrate                    $5,280,689             19,657                $269
Lead Concentrate                   $10,832,574             11,052                $980
Copper Concentrate                 $11,027,666              6,268              $1,759

-------------
(1)   Consists of sales to arm's length customers.


         During 2003, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:


                                                                       Average Sales Price
                                      Revenue(1)           Tonnes           per Tonne
                                      ----------           ------           ---------

Zinc Concentrate                    $5,088,269             25,339                $201
Lead Concentrate                    $2,891,538              6,014                $481
Copper Concentrate                  $7,389,166              7,188              $1,028

-------------
(1)   Consists of sales to arm's length customers.

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

         The Huaron mine is an underground silver mine and the property consists of exploitation claims covering approximately 17,075 hectares, approximately 40,000 hectares of exploration claims and 473 hectares of surface rights and a lease over 178 hectares of surface rights covering the main workings.

          LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

         The Huaron mine is located in the Department of Pasco, Province of Pasco, District of Huayllay in central Peru, 320 km northeast of Lima. The property lies on the eastern flank of the western branch of the Andean mountain range from an elevation of 4,250 metres to 4,800 metres above sea level.

         Access to the Huaron property is by a continuously maintained 285 kilometres paved highway between Lima and Unish and a well maintained 35-kilometre gravel road between Unish and the Huaron property.

         The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees. Natural vegetation is mainly grasses, forming meadows. These meadows have permitted development of varied livestock operations.

         The climate at the mine site is classified as "cold climate" or "boreal" with average annual temperatures ranging from three to ten degrees Celsius. The Huaron mine operates throughout the entire year.

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

         At December 31, 2003, substantially all of Huaron's plant, equipment and mining rights were subject to a mortgage and charge in favour of Glencore that was acting as guarantor against Banco de Credito del Peru for the liabilities and obligations of Pan American Silver Peru under a $6,500,000 loan facility made available to Minera Huaron for working capital purposes. In April 2004, Pan American repaid its outstanding debt balance under the Banco de Credito facility and all encumbrances have been released.

         To the best of Pan American's knowledge, the Huaron property is not subject to any royalties or encumbrances other than those set out above and the mining royalty tax described under "- Taxation" below.

         Huaron has future environmental liabilities that which have been estimated by the Company to amount to $8 million to remediate. As a result, the Company has established an asset retirement obligation of $8 million with respect to Huaron.

          TAXATION

         The principal taxes of Peru affecting Minera Huaron include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and refundable value added tax.

         The 1% royalty on Huaron's production amounted to approximately $229,000 in 2004. See "Quiruvilca Mine - Taxation" for a discussion of the new Peruvian mining royalty tax.

          HISTORY

         The Huaron mine is an underground mine with narrow veins of silver-rich base metal sulphides. The mine, mill and supporting villages were originally built and operated by a subsidiary of the French Penarroya company from 1912 to 1987. In 1987 the mine was sold to Mauricio Hochschild and Cia Ltda. Prior to its acquisition by Pan American, approximately 22 million tonnes of silver-rich base metals sulphide ore were mined from the Huaron property. Silver was the main constituent, contributing about 49% of the historic sales value, the rest being zinc 33%, lead 15% and copper 3%. Ore from the mine was processed on-site by crushing, grinding, and differential flotation to produce copper, lead and zinc concentrates.

         In April, 1998, a portion of the lakebed of nearby Lake Naticocha collapsed and water from the lake flowed into the adjacent Animon mine, operated by an unrelated company, and through interconnected tunnels the water entered and flooded the Huaron mine, causing its closure.

         The production rates for the last periods of operation, before the flooding, at the Huaron Mine are set forth in the following table.

                                        Production Rate
          Year                  Tonnes / year     Tonnes / month
          ----                  -------------     --------------
          1998 (4 months)           158,000            43,500
          1997                      442,000            37,000
          1996                      305,000            25,000
          1995                      303,000            25,000

         After the April 1998 flooding, the Huaron mine operations were shut down, the labour force was terminated, the village closed, and work was undertaken to clean up the flood damage, drain the workings and prepare for an eventual restart of production. The water level in the lake which provided the source of floodwater is maintained well below the level where it flooded into the old workings. There is no threat of further flooding. The Animon mine, in accordance with a settlement agreement reached with Minera Huaron in September 2000, constructed a channel to route water around the lake to provide water for the Huaron's mine operation and to reduce the water in upstream lakes to prevent agricultural flooding which had created local social pressures.

         On March 6, 2000, Pan American acquired 71.8% of the common shares of Minera Huaron (which owns 100% of the Huaron mine). Between March 2000 and August 2001, Pan American increased its ownership of Minera Huaron from 71.8% to 99.85%.

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

         The steps taken to place the mine back in operation included:

         o  rehabilitation of underground ramps and access ways;

         o rehabilitation of existing, or construction of new, underground services in particular ventilation, hydraulic backfill and electrical distribution;

         o stope preparation work for initial mining as well as the commencement of longer term development (access and raises);

         o rehabilitation of the mill, with the major areas being the installation of a larger ball mill to allow for finer grinding, electrical upgrades and mechanical overhauls; and

         o infrastructure upgrades with the major component being earthwork on the tailings dam.


         Milling operations at the rehabilitated Huaron mine were started in April 2001. The mine and mill achieved commercial production in May 2001.

         Capital costs of the rehabilitation, including preproduction mining and operations were approximately $11.1 million.

         The $12 million credit facility with Standard Bank was repaid in 2002, and replaced with the $6,500,000 loan facility from Banco de Credito. This loan was repaid in full in 2004.

          GEOLOGY AND MINERALIZATION

         The main lithology in the Huaron area is a sequence of continental "redbeds" consisting of interbedded sandstones, limestones, marls, conglomerates, breccias and cherts of the Abigarrada and Casapalca Formations of Upper Cretaceous to Lower Tertiary age. These rocks unconformably overlay massive marine limestones of the Upper Cretaceous Jumasha Formation. To the west of the mine a series of andesites and dacites of the mid to lower Tertiary Calipuy Formation outcrop. A series of sub-vertical porphyritic quartz monzonite dykes, thought to be contemporaneous with the volcanics, strike generally north-south and cut across the mine stratigraphy.

         The rocks in the central part of the mine and at lower elevations are principally thinly bedded marls and sandstones known as the lower redbeds. In the eastern side of the mine the upper redbeds occur. The upper section of these rocks consists of calcareous Sevilla chert that overlies sandstones and marls. The bottom of this sequence consists of the Barnabe quartzite conglomerate. In the western side of the mine the stratigraphy consist of a series of interbedded conglomerates (San Pedro) and sandstones. The conglomerate contains poorly sorted limestone and quartz clasts in a sandy matrix.

         The Huaron mine is within an anticline formed by east-west compressional forces. The axis of the anticline is approximately north-south, gently plunging to the north. There are two main fault systems; north-south striking thrust faults, parallel to the axis of the anticline and east-west striking tensional faults. The intrusives strike in two principal directions N70(degree)E and S10(degree)E. Most of the area is covered with recent soils except where the more resistant cherts and conglomerates form ridges parallel to the flanks of the anticline. These outcrops are discontinuous and frequently offset by the crosscutting east-west faults.

         Huaron is a polymetallic deposit (hosting silver, lead, zinc and copper, with silver being the most important) consisting of mineralized structures probably related to Miocene monzonite dykes principally within but not confined to the Huaron anticline. Mineralization is encountered in veins parallel to the main fault systems, in replacement bodies associated with the calcareaous sections of the conglomerates and other favourable stratigraphic horizons, and as dissemination in the monzonitic ingrusions at vein intersections.

         The first pulse of mineralization was associated with the emplacement of intrusive bodies and subsequent opening of the structures, during which zinc, iron, tin, and tungsten minerals were deposited. This was followed by a copper, lead and silver rich stage, and finally by an antimony/silver phase associated with quartz.

         More than 95 minerals have been identified at Huaron with the most important economic minerals being tennantite-tetrahydrite containing most of the silver, sphalerite and galena. The principal gangue minerals are pyrite, quartz, calcite and rhodochrosite. Enargite and pyrrhotite are common in the central copper core of the mine and zinc oxides and silicates are encountered in structures with deep weathering. Silver is also found in pyrargyrite, proustite, polybasite and pearceite.

         There is a definite mineral zoning at Huaron and the mine has been divided into seven separate zones. There is a central copper core (Zone 5) where the principal economic mineral was enargite. The structures contain copper with pyrite and quartz. This area was extensively mined by previous operators but because of the high arsenic and antimony content and poor metal recoveries mining in this area could be problematic. To the east and west of the central core are Zones 2, 3 and 4 where silver, lead and zinc are found in carbonates principally calcite and rhodochrosite. Zone 1 to the north of the central core contains silver, lead and zinc associated with pyrite. Zone 6 is along the west side of the axis of the anticline and south of Zone 2 is principally lead and zinc with lower silver values within carbonates. Zone 7 is a narrow band running north-south along the general axis of the anticline and to the south of Zone 3 and contains principally sphalerite and sulfosalts with rhodochrosite.

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

          DRILLING, SAMPLING AND ANALYSIS

         Exploration at Huaron is conducted using a combination of underground drilling and drifting. Generally, underground drillholes that intersect promising ore grade mineralization are followed up by drifting for resource and reserve definition. During 2004, 11,179 metres were drilled using four drill rigs. In addition, there was 4,685 metres of underground drifting for resource and reserve definition.

         Drill core is split with half remaining on-site for further reference. Assaying, for both drill samples and underground channel samples, is done at the mine laboratory. The quality assurance/quality control program includes sample checks performed at an outside lab and the submission of standards to the mine lab.

         All of the geologic activities, including sampling, are conducted under the direct supervision of the Huaron Chief Geologist.

         In October 2003, a $1 million exploration drill program was initiated to upgrade the mine's resources to proven and probably reserves and to identify additional resources. A follow-up second phase $1 million exploration program was initiated in late 2004, and is still underway.

         MINE RE-ENGINEERING & Expansion

         In the fall of 2003, Pan American initiated a technical and economic evaluation to determine the benefits of re-engineering the main haulage system at the Huraon mine. As a result of that evaluation, the haulage system is being changed from diesel trucks to electric locomotives. In addition, an evaluation is underway to determine whether to use the existing mine shafts (not operative) to reduce mine haulage costs.

          MINERAL RESERVES

         Pan American's management has estimated proven and probable mineral reserves at the Huaron mine, as at December 31, 2004, to be as follows:

                                  Huaron Reserves (1), (2)
                                  ------------------------

   Reserve                        Grams of Silver
   Category          Tonnes          per tonne         % Zinc      % Lead      % Copper
   --------          ------          ---------         ------      ------      --------
  Proven             4,854,005           219           4.16        1.51           0.44
  Probable           1,902,330           225           4.01        2.15           0.41
----------------------------------------------------------------------------------------
  Total              6,756,335           221           4.12        1.69           0.43

--------------
 (1) Calculated using a price of $5.50 per ounce of silver, $1,020 per tonne of zinc, $600 per tonne of lead and $2,200 per tonne of copper.
 (2) Mineral resource and reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President Geology -
      Operations and Martin G. Wafforn, P.Eng., Director of Mine
      Engineering as Qualified Persons as that term is defined in NI 43-101.

          RECONCILIATION OF MINERAL RESERVES

         Mineral reserves are adjusted by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices.

However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Huaron to December 31, 2004:

                 Reconciliation of Mineral Reserves at Huaron
                 --------------------------------------------
                                                                Tonnes
                                                                ------
        Opening balance, December 31, 2003                    6,547,70

        Additions(1)                                           844,310(1)
        Tonnes mined from reserves                             635,845
------------------------------------------------------------------------------
        Closing balance, December 31, 2004                   6,756,335
                                                       ===============
        ---------------
        (1) Additions are from tonnes added through exploration (495,960) or reinterpretation due to higher metal prices (348,350).


         Management of the company believes that reserves at the Huaron Mine are sufficient for at least ten years at current production rates.

         MINERAL RESOURCES

         Pan American's management estimates that mineral resources at the Huaron mine, as of December 31, 2004, are as follows:

                                   Huaron Resources(1)
                                   -------------------

     Resource                       Grams of Silver
     Category           Tonnes         per tonne        % Zinc     % Lead     % Copper
     --------           ------         ---------        ------     ------     --------
   Measured              738,310         210             3.43      2.66        0.15
   Indicated             523,665         205             3.53      2.58        0.16
   Inferred            1,841,890         233             4.06      2.63        0.32

------------

(1) Mineral resource and reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.

          MINING

         The Huaron mine is located under a mountain range with development from an elevation of 4,250 metres above sea level to 4,650 metres above sea level. Pan American's mining activities will extend over an area of two kilometres by two kilometres.

         The main mine access is by a four metre by four metre ramp which is used for truck haulage of ore out of the mine. There are two existing shafts on the property but these have not been used since the late 1980's.

         In 2004 stopes from 15 different veins were mined with approximately 38 stopes active at any time. The mining method is 100% mechanized cut-and-fill using mill tailings as the backfill material.

         Rehabilitation of the 500 level has almost been completed at a total estimated cost of approximately $1.5 million in order to change the ore haulage system from commercial 12 cubic metre-capacity trucks to electric locomotives for the ore transport. This will mean savings in operating costs, and provide access to new zones with ore reserves. Evaluation is currently underway to rehabilitate and use existing mine shafts to replace part of the existing truck haulage system.

          MILLING

         During the year 2004, the concentrator plant processed 635,845 tonnes of ore. The plant has operated basically the same circuits of crushing, ball mill grinding, selective flotation and filtering since it started in 2001.

         For the year 2005 it is expected that 683,200 tonnes of ore will be processed.

          ENVIRONMENT, HEALTH AND SAFETY

         Before Pan American acquired its interest in the Huaron Mine, Minera Huaron had filed a program of environmental remediation and management ("PAMA") with the government on July 26, 1996 in compliance with Peruvian regulations. The PAMA addressed, among other things, stability of tailings impoundments, water quality and the fact that liquid effluents from the mine exceeded certain permissible levels of metals, as well as the required revegetation of a historic tailings area near the adjacent town. The PAMA set forth an implementation time line of nine months for Minera Huaron to make certain expenditures to address the environmental issues raised. In January of 1997 and March of 1998, the Minister of Energy and Environment consented to the modification of certain expenditures under the PAMA and an extension of the implementation time line.

         As a result of the 1998 flood of the adjacent Animon mine, waters inundated portions of the Huaron Mine, causing the closure of the mine. For this reason, Minera Huaron was not able to satisfy all of its obligations under the PAMA in accordance with the established implementation time line. Given the magnitude of the incident at the Huaron mine, in December 2001 the Minister of Energy and Environment granted further modification of the PAMA and an extension of the time for implementation. At the same time, the Minister of Energy and Environment approved a special program of environmental management ("PEMA") to continue until the end of 2005.

         Minera Huaron completed requirements under the PAMA program, and compliance and expenditures have been audited by third party consultants. Under the PEMA program, work continues on two projects: remediation of water quality exiting the old workings; and closure of the historic Huayllay tailings impoundment. Remedial work started on the Huayllay tailings impoundment in 2004 and will be complete in early 2005. To date, Huaron has spent approximately $790,000 on those PEMA projects.

         In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within six months of the date of passage of the legislation. To date, accompanying administrative rules which lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses are not yet promulgated. Huaron's Closure Plan was filed by mid-year 2004. Pan American has accrued approximately $7.9 million for future reclamation of the Huaron mine.

         Pan American's operations at the Huaron mine currently comply in all material respects with applicable Peruvian laws. The most significant environmental issues currently associated with the mine are metal-laden waters discharged from the mine, localized areas of acid rock drainage from the mine's tailings deposit areas and the containment and stability of the active tailings ponds. During 2004, water quality at the compliance point has met pH standards and a majority of metal compliance standards. The closure planning process, now underway with the support of independent consultants, will define closure and mitigation options for improving water quality exiting the site.

         Water quality will likely remain as the most important environmental issue at the Huaron mine due to both suspended solids and dissolved metals. More precise information on flows and water quality is required before effective and integrated solutions can be developed to define a site water balance model. Dissolved metals in mine waters and other drainages can be managed using various types of water treatment, such as addition of lime or other reagents to precipitate metals. A program of regular water sampling is ongoing to provide base line data. This data will be used to assist the decision-making process for the development of the appropriate mitigation measures to bring site water quality into compliance with permissible levels.

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

         In addition, supervisors and workers are attending the Centromin "Basic Mining Concepts and Safety" training in Lima. This training focuses on proper mining methods with an emphasis on safety. This training will continue through 2005.

          CAPITAL EXPENDITURES

         During 2004 capital expenditures at the Huaron mine were approximately $6 million and consisted primarily of:

         o  Closure and revegetation of the Huayllay tailings of $495,000;

         o Ongoing rehabilitation of the mine's 250 level drainage tunnel of $570,000;

         o  Rehabilitation of the mines 500 level of $1.2 million;

         o  Development of the south zone of $1.1 million;

         o  Infrastructure and site improvement work of $540,000; and

         o  Exploration program of $1.2 million.

         In 2003, capital expenditures at the Huaron mine were approximately $1,862,000 and consisted of:

         o Ongoing rehabilitation of the mine's 250 level drainage tunnel of $658,000;

         o  Exploration drilling of $266,000;

         o  Tailings dam No. 5 works and preparation for raising of $218,000;

         o  Purchase of diesel scoop of $150,000; and

         o  Other mine expenditures totalling $570,000.

         Pan American has budgeted $3.7 million for capital expenditures at the Huaron mine in 2005 consisting primarily of $1.5 million for installation of a track haulage system and filter presses, $1.5 million for mine equipment and development and $0.3 million for concurrent reclamation projects.

         MARKETING

         The products of value produced from the Huaron mine are silver rich zinc, lead and copper concentrates. In 2002, long-term contracts for the sale of Huaron's zinc and lead concentrate were signed with an arm's length metals trading company. These contracts extend through 2006 with an option to extend through 2007. Copper concentrate was sold under a contract that expires at the end of 2005. All contracts are at arms length. Minera Huaron receives payment for an agreed percentage of the silver, lead, zinc or copper contained in the concentrates it sells after deduction of smelting and refining costs.

         During 2004 the existing zinc concentrate contract was modified. Under this new contract, total production is committed for sale until 2008, and after this period 60% of total zinc concentrate production has been committed for sale based on market benchmark terms until 2011.

         In 2003 and 2004, the revenues per type of concentrate produced by the Huaron mine were as follows:

                                                            Average Sales Price
2004                      Revenue              Tonnes            per Tonne
----                      -------              ------            ---------

Zinc Concentrate         $7,077,634             34,317                $206
Lead Concentrate        $13,025,388             20,253                $643
Copper Concentrate      $16,179,935              7,030              $2,302


                                                            Average Sales Price
2003                      Revenue              Tonnes            per Tonne
----                      -------              ------            ---------

Zinc Concentrate         $5,361,873             31,662                $169
Lead Concentrate        $11,122,849             25,239                $441
Copper Concentrate       $9,817,419              5,064              $1,939

LA COLORADA MINE

         OWNERSHIP AND PROPERTY DESCRIPTION

         Pan American Silver's wholly-owned subsidiary, Pan American Mexico, owns and operates the La Colorada mine.

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

         On June 17, 2002 Pan American entered into a $10 million project debt facility with IFC pursuant to which Pan American granted security over its shares of Pan American Mexico and all of the assets of Pan American Mexico. Pan American drew down $9.5 million from this facility to complete the project expansion. In May 25, 2004 Pan American Mexico, prepaid in full all amounts owing to IFC in respect of the debt facility.

         To the best of Pan American's knowledge, there are no other royalties or encumbrances that affect the La Colorada property.

         A technical report on the La Colorada mine (the "La Colorada Report") dated August 29, 2003 was prepared for Pan American in accordance with NI 43-101 by Norm Pitcher, P.Geo., John Wright, P.Eng. and Robert Barnes, P.Eng., all of whom were "qualified persons" then employed by the Company. The following summary of the La Colorada Mine is primarily based on and, in some cases, is extracted directly from the La Colorada Report.

         The projected capital expenditures, production estimates, cash flow projections and other projections in respect of the La Colorada mine included in this Annual Information Form have been extracted in part from the La Colorada Report and updated with current projections which are based on the La Colorada mine's recent operating and production history. These projected capital expenditures, production estimates, cash flow projections and other projections have been included in this Annual Information Form based on the requirements of applicable Canadian securities regulations and were not prepared with a view towards compliance with the published guidelines of the United States Securities Exchange Commission, or the guidelines published by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Pan American's auditors have neither examined nor compiled the accompanying prospective financial information and, accordingly, do not express opinions or any other form of assurance with respect thereto.

          LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

         The La Colorada Mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres south of the city of Durango. The main municipality in the district is the city of Chalchihuites, 16 kilometres northwest of the La Colorada Mine, with a population of approximately 1,000. The district's general coordinates are 23(degrees), 23' North Latitude and 103(degrees), 46' West Longitude. The property is situated at elevations between 2,100 and 2,550 metres above sea level.

         The La Colorada Mine is accessed primarily from the city of Durango by a continuously maintained 120 kilometre all-weather, paved, two lane highway (Highway 45) and a 23 kilometre public, all weather, gravel road.

         The physiography of the region around the mine site resembles a basin and range area with wide flat valleys and narrow relatively low mountains and ranges.

         The climate at the project site is arid to semi-arid. Vegetation typically includes mesquite and cactus. The rainy season is from July to September when precipitation can be extreme and cause regional flooding and wash-outs. However, in general precipitation in the area is quite low.

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

         Pan American is required to make royalty payments to IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeds $4.75 per ounce. This obligation lasts until 2009 and is capped at a maximum accumulated total of approximately $2.8 million. During 2004, $0.7 million was accrued with respect to this obligation, and the Company expects a similar amount will be payable on 2005 production, based on current silver prices.

         TAXATION

         The principal taxes of Mexico affecting Pan American include income tax, assets tax, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

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

         Pan American acquired La Colorada in March 1998.

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

         Thirteen breccia pipes have been mapped on the surface or in underground workings. All of the pipes are located along or to the south of the No Conocida (NCP/NC2) vein complex. The pipes are round to ovoid in shape, up to 100 metres in diameter, and can extend vertically more than 400 metres below the surface. The breccias contain clasts of limestone and trachyte (often mineralized) in an altered trachyte matrix. The ratio of limestone to trachyte clasts varies from pipe to pipe.

         East to northeast striking faults form the dominant structures in the project area and play a strong role in localizing mineralization. Most of these faults dip moderately to steeply to the south and juxtapose younger hanging wall strata against older footwall rocks. Evidence suggests down-dip motion on these faults, however most of the faults have been reactivated at some point so the movement direction during the initial formation is uncertain. Stratigraphic contacts are displaced from tens to over a hundred metres lower on down dropped blocks.

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

         Most mineralized veins on the property strike east to northeast and dip moderately to steeply to the south. Veins occur in the trachyte and limestone units and cut across the bedding and contacts with little change in the width or grades of the vein. Mineralized widths in the veins are generally less than two metres but may be wider if there is a halo of replacement or brecciated material. The No Conocida Poniente (NCP) Corridor strikes east west and dips moderately to the south, with average widths of approximately 12 metres.

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

         Manto style mineralization is found near vein contacts where the primary host rock is limestone. At Recompensa, the mantos appear to be controlled by thrust faulting adjacent to the veins, and can form bodies up to six metres wide. Most commonly they occur in the footwall north of the steeply dipping vein, but depending on the orientation of the fault they can occur in the footwall, the hanging wall, or both. The mineralogy of the mantos is characterized by galena and sphalerite with minor pyrite and chalcopyrite. Gangue minerals are quartz, rhodochorosite, pyrolusite and other manganese oxides.

         The deep seated transition mineralization consists of both vein type mineralization and more diffuse stockwork and breccia zones.

         The ore zones at La Colorada as well as their orientation (strike/dip) and style of mineralization are as follows.

NCP and NCP Corridor - Average orientation 75/60S. The Corridor consists of the NCP structure west of the Candelaria Breccia. This zone is characterized by a broad mineralised shear within limestone containing one or more quartz veins parallel to the orientation of the shear. The majority of the silver mineralization is found in the quartz veins, however the limestone is mineralised throughout with grades up to 1,000 grams of silver per tonne. The Corridor is generally oxidized, although there is a poorly defined mixed zone and there are also unoxidized areas, particularly in the extreme western portion. The Corridor is exposed on the 295 level and is unmined below that level. Above 295 some sporadic mining has taken place. The NCP vein is east of the Candelaria Breccia, and is a typical narrow vein structure.

NC2E - Average orientation 45/70S. NC2E is a narrow (one-to-two metre) sulphide vein that contains the bulk of the current sulphide resources. It has a strike length of over 700 metres and is open to the east where there is a wedge of inferred material below the east mine fault. NC2E is exposed on the 295 level and has been drilled to below the 495 level.

NC2W - Average orientation 35/65S. NC2W is probably the faulted, western extension of NC2E. The western portion of NC2W is oxide and averages 2.1 metres wide. The eastern portion is sulphide and averages 1.1 metres wide. NC2W is unmined, and has been exposed on the recently developed 100 and 150 levels. It has a strike length of over 300 metres and extends from the surface to slightly above the 295 level. Below the 295 level the structure becomes more complicated and further work is needed in this area to define additional resources.

4235 - Average orientation 90/75N. 4235 is a narrow (approximately one metre) vein which occurs in the hanging wall of the NCP and NC2 vein systems. It has a strike length of approximately 140 metres, and has been exposed by recent development on the 295 level and by drilling above and below that level. The western half of 4235 is sulphide, the eastern half is oxide.

Recompensa - Average orientation is 90/80N. Recompensa is a combination of vein and manto mineralization located more than a kilometre north and west of the NC2 and NCP vein complex. The vein mineralization is narrow (less than one metre) but irregular shaped mantos can be up to ten metres thick. Recompensa contains both oxide and sulphide material.

Amolillo - Average orientation 45/70S. Amolillo is a small oxide vein located 500 metres north of the NC2 and NCP vein complex.

Footwall and Hanging Wall Veins - Orientation generally parallel to NC2E. These veins (all sulphide) occur in the footwall and hanging wall of the NC2E structure, and are generally narrow (less than one metre) with limited strike and dip extents.

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

         From 1997 to 2002 Pan American drilled 49 surface holes and 127 underground holes, for 32,327 total metres of drilling. Surface drilling was done with NQ sized core and underground drilling used BQ, except for certain Corridor drilling in 2000, which was done with HQ core in an attempt to improve recovery.

         Prior to Pan American's involvement in the La Colorada project, previous operators had drilled 131 holes for a total of 8,665 metres. These holes were not used in Pan American's reserve or resource calculation, with the exception of four holes where the original core was found and assayed by Pan American.

         Drill holes generally ranged in length from 100 to 300 metres with dips of plus 45(0) to minus 90(0). Standard logging and sampling processes were used to record information from the holes drilled by Pan American. Interval samples were cut with a diamond saw and the entire remaining core is stored on-site. Hole collars were surveyed by a total station survey equipment.

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

         Underground drifting along the mineralized structures was the other principal method of exploration. Approximately 3,000 metres of horizontal and ramp development was done in NC2W, NC2E, 5235 and the San Fermin areas during 2004. The drifting allowed detailed mapping and structural interpretation of the ore zones, as well as key grade information.

         No exploration drilling was conducted during 2004. However, a detailed exploration drilling program is being developed and will commence in the second quarter of 2005.

         SAMPLING AND ANALYSIS

         The La Colorada database consists of two types of samples - underground channel samples and diamond drill core samples.

         Underground development was channel sampled every four metres. Samples were broken out geologically, and vein and wall rock is sampled separately. Sample size is approximately three kilos. To provide an accurate representation of vein grades, samples are taken regardless of whether the vein appears to be above cut-off or not. Any waste lenses within the vein are included in the vein sample. In almost all cases the vein is usually distinguishable from the wall rock, due to the high quartz and sulphide content of the vein material.

         In addition to the samples taken from development, the database now includes stope samples taken from mining during 2001 and 2002. Stope sampling methodology is the same as the development sampling.

         Drill holes are sampled and logged accordingly to industry-accepted standards. Holes are logged for lithology, alteration, mineralogy and recovery. As with the underground sampling, the samples are broken out by geology, and vein and wall rock are sampled separately.

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

         A quality assurance/quality control program consisting of check assays and blank samples at an independent laboratory were used throughout the drilling program conducted prior to 2004. The results of the re-assaying shows variation between the La Colorada lab and the independent laboratory. However, the mean of the assays for both silver and gold are lower from the on-site lab, which would introduce an element of conservatism into the sulphide resource and reserve calculations.

         All of the drilling, sampling and quality assurance/quality control programs were conducted under the direct supervision of Pan American's geology staff.

         MINERAL RESERVES

         Pan American's management estimates that mineral reserves at La Colorada, as at December 31, 2004, are as follows:

                   La Colorada Mineral Reserves (1), (2)
                   -------------------------------------

Oxide
-----

        Reserve                              Grams of Silver       Grams of Gold
        Category               Tonnes           per tonne            per tonne
        --------               ------           ---------            ---------
        Proven                 403,805            467                  0.5
        Probable             1,183,411            493                  0.4

Sulfide
-------

Reserve                            Grams of Silver       Grams of Gold
Category              Tonnes          per tonne            per tonne       % Lead          % Zinc
--------              ------          ---------            ---------       ------          ------
Proven               163,303            591                   0.5            1.0           2.0
Probable             105,706            571                   0.5            1.0           2.0

Total
-----

     Reserve                         Grams of Silver      Grams of Gold
    Category           Tonnes           per tonne           per tonne
    --------           ------           ---------           ---------
    Proven             567,108             502                 0.5
    Probable         1,289,117             499                 0.4
-------------------------------------------------------------------------------
    Total            1,856,225             501                 0.4


------------

(1) Calculated using a price of $5.50 per ounce of silver, $375 per ounce of gold, $600 per tonne of lead and $1,020 per tonne of zinc.

(2) Mineral reserves have been prepared by the Company's wholly owned subsidiary, Pan American Mexico, and were reviewed by an independent "qualified person", Donald F. Earnest, P.Geo. Reserve/resource estimates for La Colorada were prepared in previous years, and are adjusted for 2004 production where applicable


          MINERAL RESOURCES

         Pan American's management estimates that mineral resources at La Colorada as at December 31, 2004 are as follows:

                    Vein and Mantos Mineral Resources(1), (2)
                    -----------------------------------------

          Resource                         Grams of Silver     Grams of Gold
          Category           Tonnes           per tonne          per tonne         % Lead        % Zinc
          --------           ------           ---------          ---------         ------        ------
          Measured             562,000           438                0.53             1.0           1.4
          Indicated          2,189,000           418                0.53             1.0           2.0
         --------------------------------------------------------------------------------------------------
          Total              2,751,000           422                0.53             1.0           1.6
         --------------------------------------------------------------------------------------------------
          Inferred             452,000           597                0.53               -           2.5

         -----------

          1    These resources are in addition to La Colorada mineral reserves.
          2    Mineral resources were prepared by Pan American and were
               reviewed by an independent "qualified person", Donald F.
               Earnest, P.Geo. Reserve/resource estimates for La Colorada were prepared in previous years, and are adjusted for 2004 production where applicable.


                        Breccia Mineral Resources(1), (2)
                        ---------------------------------

           Resource                       Grams of Silver     Grams of Gold
           Category        Tonnes            per tonne          per tonne         % Lead        % Zinc
           --------        ------            ---------          ---------         ------        ------
           Inferred      6,715,000               112                0.24                -          0.6
           -----------

           1    These resources are in addition to La Colorada mineral reserves.
           2    Mineral resources were prepared by Pan American and were
                reviewed by an independent "qualified person", Donald F.
                Earnest, P.Geo. Reserve/resource estimates for La Colorada were prepared in previous years, and are adjusted for 2004 production where applicable


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

         Rehabilitation of Existing Mill and Limited Production

         Pan American decided to rehabilitate the existing mill at La Colorada to allow for limited production in 2001. Limited production commenced in January 2001 at approximately 90 tonnes per day, which increased to approximately 120 tonnes per day as of March 2001 and reached a consistent production rate of 150 tonnes per day in June 2001. In January 2002, the mill's operating capacity was increased to 200 tonnes per day following the addition of another small ball mill and additional lead floatation capacity. The feed for the mill is underground sulphide ore from the La Colorada property.

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

         Expanded Production

         In January 2002, Pan American prepared an internal update to the June 2000 Feasibility Study (qualified persons: John H. Wright, P.Eng. and Norman Pitcher, P.Geo) (the "Updated Feasibility Study"). This Updated Feasibility Study recommended proceeding with a 210,000 tonnes per year underground mining operation for oxide ore in conjunction with and continued mining of 70,000 tonnes per year of sulphide ore.

         Construction of the new oxide mill commenced in July 2002 and produced the first dore bars in August 2003. The rest of the facilities, including the surface areas and sulphides plant rehabilitation, road upgrades and the first phase of the tailings dam construction were 95% complete by December 31, 2003. Total project construction work, including the second phase of the tailings dam, was completed during 2004.

         Pan American Mexico's 2004 capital expenditures, including the final construction works at La Colorada, were $5.97 million.

         MINING

         The mining method utilized for the oxide ore is mechanized cut and fill from the property's NCP, 4235 footwall, NC2W and San Fermin veins. Fill material is sourced from development muck, waste slashed from walls in the stopes and a surface open pit. No tailing backfill is planned. Based on the results that La Colorada operations had in the narrower sulphide stopes, no conventional slusher cut and fill stopes for narrow veins are planned. Mechanized cut and fill will be used for narrow veins with 1.5 yard scoop trams for mucking. In narrow stopes the ore will typically be blasted by taking down the back. If the ore outline is too narrow for the scoop tram, the access for mucking the next cut will be provided by slashing the walls after the ore is mucked. The slashing will also provide backfill. Rock bolts will be used for ground control, with 1.2 metre by 1.2 metre pattern bolting used about 50% of the time.

         Mechanized equipment includes three yard, two yard and 1.5 yard scoop trams, low profile nine tonne trucks for haulage in NC2W and NC2E ramps, jack legs for drilling and battery locomotives/Granby cars for sill haulage.

         During 2004, Pan American initiated rehabilitation work on the "El Aguila" shaft in the candelaria mine. This project is to be completed in April 2005.

         In 2006, hoisting capacity from the 395 level and below will be upgraded by installing a larger 350 HP - 900 rpm motor gear reducer. Additional upgrades to clutches, braking system and other electrical controls will also be performed.

         The mine plan was developed for mining all areas concurrently. The NCP oxide area is expected to produce 400 tonnes per day; NC2E sulphide is expected to produce 150 tonnes per day and the San Fermin/NC2W was expected to produce 200 tonnes per day oxide and 50 tonnes per day sulphide.

         In June 2004, La Colorada stopped producing sulphides when the sulphide resource was exhausted above the de-watered level of the mine. Golder and Associates visited La Colorada and developed a de-watering model to gain access to the sulphide resource below the water level. A study is currently being carried on to determine the mechanical/electrical/development requirements to handle the water. The project is expecting to be finished by mid 2005.

         As the San Fermin and NC2W reserves are mined out to the dewatered level of the mine, the rate of mining in NCP and NC2E will be increased to compensate.

         MILLING

         Milling consists of a 600 tonne per day conventional cyanide recovery plant for oxide ore as well as the existing 200 tonne per day flotation circuit for sulphide ore processing. During the mine's life, it was estimated in the La Colorada Report that 80% of the silver would be produced in dore form and 20% of the silver would be contained in base metal concentrates. Treatment of sulphide material will produce lead and zinc concentrates with the majority of silver reporting to the lead concentrate.

         METALLURGY

         Predicted metal recoveries in La Colorada's oxide ore, based on all available test work at the time of the La Colorada Report, were as follows:

              Structure             Silver Recovery %        Gold Recovery %
              ---------             -----------------        ---------------
                NC2W                      90.00                   87.5
                4235                      90.00                   87.5
                 NCP                      84.45                   75.0
              Tailings                    73.00                   80.0

         Oxide plant operations have been ramping up and Pan American believes that this plant will achieve these recovery projections during 2005.

         ECONOMIC ANALYSIS AND PAYBACK

         The current mine life extends to 2013, which mines out the proven and probable oxide and sulphide reserves.

         The total cost of the expansion of the mine, mill, plant site and services was $25.5 million and was completed in 2004. The La Colorada Report estimated mine operating costs are to be $19.57 per tonne of NCP oxide ore, $19.70 per tonne of NC2W/San Fermin ore and $21.19 per tonne of sulphide ore. The La Colorada Report also estimated process operating costs to be $10.86 per tonne of NCP oxide ore, $8.96 per tonne of NC2W/San Fermin ore and $10.11 per tonne of sulphide ore. Assuming production of 800 tonnes per day and a silver price of $4.50 per ounce, the La Colorada mine was estimated in the La Colorada Report to produce cumulative net cash flow of approximately $26 million through 2011. Based on this production rate and these cash flows, the La Colorada mine was expected to return the capital investment in 3.4 years, including funding sustaining capital. A new mine plan, which will likely result in a different economic analysis from that set out in the La Colorada Report, is being prepared by Pan American and will be based upon definition drilling to be conducted in 2005 and an improved mine design to address ground conditions encountered at La Colorada. This new plan is expected to be completed in the first quarter of 2006.

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

         Pan American's operations at the La Colorada mine currently comply in all material respects with applicable Mexican laws.

         The three most significant environmental issues currently associated with the La Colorada property are the erosional stability of existing tailings facilities on the property, domestic waste water discharge from on-site buildings, and an uncovered solid waste landfill on the western portion of the La Colorada property.

         In late 2004, Pan American began resloping these impoundments and placing a layer of thin rock to minimize erosion. This work will continue into 2005. To date, approximately $120,000 has been spent conducting this remediation.

         Actions to ensure long-term compliance with Mexican waste water discharge parameters were completed during mine construction. As part of this construction an Imhoff tank was constructed to process domestic waste waters, with clarified waters discharged to the new tailings pond.

         A solid waste landfill is located on the western portion of the La Colorada property. The historic landfill wastes on the arroyo slope are not covered but new fill is deposited into open trenches atop the landfill and covered on a weekly basis. Reclamation of the landfill will require re-grading the slopes to reduce the angle of repose, and covering. Culverts may be required to prevent blockage of the arroyo drainage.

         To maintain compliance with all the environmental regulations, a Voluntary Environmental Audit program was authorized by the corresponding authorities in 2004 and is expected to be complete in 2005.

          MARKETING

         All of La Colorada's concentrate production is sold under a one-year contract (renewable) expiring in 2005 to an arm's length integrated smelter located in Torreon, Mexico. All silver dore produced from the oxide mill is sent for smelting and subsequent sale to Johnson Matthey in Salt Lake City, Utah, U.S.A.

         During 2004 the revenue produced by the La Colorada mine was as follows:


                                                                              Average Sales
                                  Revenue               Quantity             Price per Tonne
                                  -------               --------             ---------------

Silver and Gold in Dore          $11,113,282  1,810,380 ounces silver and                -
                                              2,235 ounces gold
Zinc Concentrate                    $110,203  223 tonnes                              $494
Lead Concentrate                  $1,407,612  484 tonnes                            $2,908

         During 2003 the revenue produced by the La Colorada mine was as follows:

                                                                              Average Sales
                                  Revenue               Quantity             Price per Tonne
                                  -------               --------             ---------------

Silver and Gold in Dore           $1,055,552      224,481 ounces of                    -
                                                  silver and 296 ounces
                                                  of gold
Zinc Concentrate                    $259,000      848 tonnes                        $305
Lead Concentrate                  $3,240,000      1,250 tonnes                    $2,592


MOROCOCHA MINE

         OWNERSHIP AND PROPERTY DESCRIPTION

         The Morococha mine is located in the Morococha District, Yauli Province, Junin Department, Peru, on the east side of the continental divide just below Ticlo summit, approximately 38 kilometres west of the city of La Oroya and 137 kilometres east of Lima. The Morococha mine's general coordinates are latitude 11(Degree) 36' S and longitude 76(Degree) 10' W.

         The Morococha property is comprised of three economic administrative units ("UEA") and various concessions held outside of these UEAs. The three UEAs contain 435 mining concessions owned outright by Argentum, 15 mining concessions held jointly with Peru's national mining company, Centromin Peru ("Centromin"), nine concessions held jointly with other third parties, one leased concession (El Proletario), 11 concessions leased from Silver Lead Mining Company and 35 concessions leased from Corporacion Minera Sacracancha S.A., which together total 9,166.73 hectares. In addition, there are 19 mining concessions outside of the three UEAs that comprise part of the Morococha property, eight of which have been assigned to Volcan, four of which are owned jointly with Volcan and five of which are leased from third parties, which together total 2,129.57 hectares. The majority of the mining concessions comprising the Morococha property are contiguous. All known mineralized zones in which mining operations are currently conducted and in which known mineral reserves exist are set out within these concessions.

         Argentum does not own any of the surface lands that overlie the mining concessions which comprise the Morococha property. These surface lands are owned by Centromin, the Peruvian national mining company. The Morococha property's process plants, shafts and access roads are all located on Centromin's surface lands. Argentum's and its predecessors' use of these surface lands has been exercised for decades with Centromin's acknowledgement. Accordingly, the Company anticipates no action by Centromin to interfere with the future use of these surface lands.

         Centromin has granted Argentum a right to use certain of Centromin's surface lands throughout the useful life of its mining operations, provided such use does not interfere with the development of a mine in respect of the Toromocha disseminated copper system, which overlies certain of Argentum's mining concessions and underground mining operations. Argentum is obligated to pay Centromin $60,000 (which amount will be adjusted annually to account for inflation) quarterly commencing May 28, 2003 as consideration for this right.

         All permits necessary for mining operations at the Morococha mine are held by Argentum or Natividad.

         A report entitled "Morococha Operations, Yauli Province, Peru - Technical Report", dated February 2004 (the "REI Report"), was been prepared for the Company in accordance with NI 43-101 by an independent "qualified person", Donald F. Earnest, P. Geol., President of Resource Evaluation Inc. ("REI"). The following summary of the Morococha property is based on and, in some cases, is extracted directly from the REI Report.

         The projected capital expenditures, production estimates, cash flow projections and other projections in respect of the Morochocha mine included in this Annual Information Form have been extracted in part from the REI Report and updated with current projections which are based on the Morococha mine's recent operating and production history. These projected capital expenditures, production estimates, cash flow projections and other projections have been included in this Annual Information Form based on the requirements of applicable Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the United States Securities Exchange Commission, or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Pan American's auditors have neither examined nor compiled the accompanying prospective financial information and, accordingly do not express opinions or any other form of assurance with respect thereto.

LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

         The Morococha mine is accessible via Peru's paved central highway, by travelling approximately 137 kilometres east of Peru's capital city of Lima, then five kilometres south via a public, all-weather gravel road. Rail service from Lima is also available via a national rail line that passes adjacent to the Morococha operations.

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

ROYALTIES AND ENCUMBRANCES

         The Morococha property is not subject to any royalties or encumbrances, other than the mining royalty tax described under "- Taxation" below.

         Although there are some uncertainties associated with certain recently enacted Peruvian environmental regulations, Pan American has estimated final site reclamation costs for the Morococha property to be approximately $10.8 million. A more detailed closure plan for the Morococha mine is under development.

TAXATION

         The principal taxes of Peru affecting Argentum and Natividad include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

         The 1% royalty on Morococha's production amounted to approximately $202,000 in 2004. See "Quiruvilca Mine - Taxation" for a description of the new Peruvian mining royalty tax.

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

                              MOROCOCHA PROPERTY
                             HISTORICAL PRODUCTION

                                       Grams of Silver                                                   Tonnes per
       Year              Tonnes           per Tonne          % Lead         % Copper        % Zinc         Month
       ----              ------           ---------          ------         --------        ------         -----
       1989             466,543              189               1.3             0.4           3.2          38,879
       1990             461,342              166               1.3             0.5           3.6          38,445
       1991             454,960              184               1.6             0.4           4.5          37,913
       1992             458,257              202               2.0             0.4           5.8          38,188
       1993             494,033              194               1.9             0.6           5.5          41,169
       1994             503,160              227               1.5             0.5           4.9          41,930
       1995             531,542              232               1.5             0.6           4.0          44,295
       1996             534,148              237               1.5             0.5           3.8          44,512
       1997             511,584              250               1.7             0.5           4.1          42,632
       1998             539,008              251               2.1             0.4           4.9          44,834
       1999             590,570              250               2.2             0.4           5.7          49,214
       2000             656,318              215               2.1             0.4           5.2          54,693
       2001             606,980              236               1.8             0.4           5.0          50,582
       2002             550,075              274               1.7             0.5           4.4          45,840
       2003             529,651              272               1.5             0.4           3.9          44,138

         On January 20, 2004, the Company entered into an agreement with 14 arm's-length individuals, estates and companies, all of whom are members of the Gubbins family or entities in which members of the Gubbins family hold beneficial interests (the "Morococha Vendors"), to purchase 92.014% of the voting shares of Argentum, a sociedad anonima organized under Peruvian company law, for $35,425,390 in cash. Argentum acquired, through a corporate restructuring undertaken under Peruvian company law, the Anticona and Manuelita mining units and related infrastructure and processing assets from SMC. At the time of acquisition, Argentum held in its treasury as cash, all profits earned by SMC's Anticona and Manuelita mining operations since November 1, 2003. The transaction was subject to regulatory approval and a number of conditions, including: (i) the completion of the corporate restructuring; (ii) the listing on the Lima Stock Exchange of 100% of the shares of Argentum, including those issued in connection with the corporate restructuring; and (iii) Pan American successfully undertaking a public bid for not less than 92.014% of the voting shares of Argentum through the Lima Stock Exchange.

         On February 24, 2004, the Company entered into a further agreement with the Morococha Vendors to purchase all of the issued and outstanding shares of Natividad, a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Anticona and Manuelita mining units for $1.5 million in cash. Closing of the acquisitions of Argentum and Natividad occurred contemporaneously in August 2004, with effect as of July 1, 2004.

GEOLOGY AND MINERALIZATION

         A 2,000 metre thick Paleozoic-Mesozoic sequence of schists, volcanic rocks and predominantly carbonate sediments cut by a series of Upper Tertiary intrusions provide the host rocks for the mineralization in the Morococha district. The structures that account for the majority of the vein mineralization in the Morococha district trend predominantly northeast to east-northeast. Mineralization includes epi-mesothermal silver-lead-copper-zinc veins and bedded silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha property), intrusive-sediment contact skarns, and the quartz porphyry-hosted Toromocha disseminated copper system. The size and geometry of individual ore shoots in the veins can range up to 400 metres in length and more than 800 metres down plunge. Undiluted district vein width averages are on the order of 1.2 metres. Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favorable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives. Mantos can have a significant strike extent where the veins are closely spaced, and can range from less that one metre in width up to seven metres. Intrusive contact related skarn bodies, while common locally, are generally small and irregular, with disseminated rather than massive sulfide mineralization.

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

         As with most of the large Peruvian polymetallic deposits, Morococha exhibits a distinct lateral and vertical metal zonation. A central copper zone centered on the Toromocha copper deposit grades outward through a lead-zinc-minor silver zone and then into an outermost zone that is richer in silver but still containing significant lead-zinc contents. There is also a distinct trend for higher silver grades at higher elevations on the west side of the Morococha property. Individual silver assays of greater than 2,200 grams per tonne ("g/mt") are not uncommon above 4,800 metres in certain areas, and greater than 300 g/mt silver ore grades also are common in the outer silver-lead-zinc zone above the 4,400 metre elevation in certain areas. In veins that have been mined over significant vertical extents (such as those in Manuelita), silver grades tend to decrease as zinc grades increase with depth. However, several of the major veins currently being mined on the 4,020 metre Kingsmill Tunnel level still contain silver grades in the 200 g/mt to 250 g/mt range. The hydrothermal alteration present at Morococha is typical for central Peruvian zoned polymetallic deposits.

EXPLORATION

         SMC conducted only minimal exploration in the Morococha district since the late 1990s. However, exploration potential is considered to be excellent throughout the district due to the significant vertical extent (over 800 metres) of economic veins and the prevalence of multiple carbonate units favorable for replacement mineralization. Additionally, of the very few drill holes (less than ten) that tested depth extensions of known veins or mantos below developed ore, all intersected potentially economic material.

DRILLING

         SMC utilized surface and underground diamond drilling only to test for potential ore-grade mineralization in the various veins, replacement mantos, and skarn bodies. Once the results of drilling determined the presence of ore grade mineralization, the vein or manto was accessed by underground crosscutting and drifting for further exploration and delineation of ore reserves. Thus, assay data generated by SMC's drilling was seldom used in block grade estimations for mineral reserves. From September 2004 on exploration at the Morococha property has been conducted using a combination of diamond drilling and underground drifting. Six to seven diamond drills are in continuous operation at the property, drilling AQ, BQ, NQ and HQ sized holes between 50 and 350 metres in length. This is generally followed by underground development. During 2004, 7,191 metres of drilling was done, along with 10,147 metres of drifting for reserve delineation and access.

         Diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility. The veins in the cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.

         The mine laboratory conducts a routine internal quality assurance/quality control program that includes external check samples and the routine submission of standards.

         All sampling, whether diamond drilling or cross-cutting, is done under the direct supervision of the Morococha mine geology department.

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

MINERAL RESERVES

         Pan American's management estimates that its 86% ownership interest in the proven and probable mineral reserves for the Morococha property as of December 31, 2004 are as set out in the following table:

                                          Morococha Mineral Reserves(1),(2)
                                          ---------------------------------

                                                   Grams of Silver
             Reserve Category        Tonnes           per Tonne          % Copper      % Lead        % Zinc
             ----------------        ------           ---------          --------      ------        ------
            Proven                   1,455,418           223               0.44%        1.51%        4.16%
            Probable                   542,799           242               0.91%        1.18%        4.27%
         ------------------------- ----------------------------------------------------------------------------
            TOTAL                    1,998,217           228               0.57%        1.42%        4.19%

         -----------

         (1) Calculated using prices of $5.50 per ounce of silver, $375 per ounce of gold, $600 per tonne of lead, $2,200 per tonne of copper and $1,020 per tonne of zinc.

         (2) Mineral reserve estimates for Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


MINERAL RESOURCES

         Pan American's management estimates that the mineral resources at the Morococha mine as at December 31, 2004 are as follows:


                                                    MOROCOCHA
                                         MINERAL RESOURCE ESTIMATE (1), (2)
                                         ----------------------------------
                                                  Grams of Silver
      Resource Category          Tonnes            per Tonne            % Lead          % Copper          % Zinc
      -----------------          ------            ---------            ------          --------          ------

     Measured                   701,252               144               1.30%             0.32%           3.20%

     Indicated                  189,007               163               1.09%             0.36%           2.93%

     Inferred                  6,566,100              250                2.0%             0.4%             4.4%

   -----------

 (1)   These resources are in addition to the Morococha mine's mineral reserves.
 (2) Mineral resource estimates for the Morococha mine were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President, Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


MINING

         Underground mining operations at the Morococha property consist primarily of typical overhand cut and fill, shrinkage, and mechanized room and pillar methods using waste rock and tailings for backfill where needed. Holes are drilled in the mining face using jacklegs which are loaded with explosives and blasted twice per day between shifts. Slushers are used in the cut and fill and shrink stopes to transport the broken rock to chutes that report to levels with track haulage. Locomotives transport the ore from the chutes to one of three shafts for hoisting. Highway dump trucks then haul the ore from shaft coarse ore bins to mill stockpiles. In addition to the three main shafts, some ore is also transported from certain sectors of the mine to stockpiles using scoop trams. The mine operates two eight hour shifts per day, seven days a week.

         The Yauli, Maria and Central production shafts provide access down to the Kingsmill drainage tunnel level at an elevation of 4,020 metres. The Central shaft is located approximately 1,500 metres west of the Maria Shaft and 2,500 metres west of the Yauli shaft. The Maria and Central shafts are equipped with above ground head frames, hoists and ore bins. The Maria Shaft has a single split drum hoist with two 2.0-tonne skips. The Central Shaft is larger with two split drum hoists. One hoist is fitted with two 3.5-tonne skips and the other is used for men and materials. The Yauli shaft is equipped with two 2.6-tonne skips and its collar is located beneath the surface. Ore from the Yauli shaft feeds into chutes from where it is then transported by a small locomotive to an adjacent subsurface truck loading facility. The three shafts have a combined capacity to support production schedules in excess of 600,000 tonnes per year.

         The Morococha property includes the Sacracancha and Amistad process plant facilities that are separated by approximately five kilometres. Both process plants are conventional selective flotation facilities capable of producing individual copper, lead, and zinc concentrates. These flotation concentrates are shipped to third party smelters for final refining. In December 2003, the Amistad plant became the primary milling facility for all Morococha mine ores. Although much of the Amistad plant is at least 80 years old and many repairs and upgrades are needed, Pan American has been able to obtain satisfactory production and reasonable metallurgical performance with the plant in its current condition.

METALLURGY

         The metallurgy of the Morococha ore is highly variable according to the mineral assemblage. There are numerous vein and manto deposits that form the mineral reserves and resources of the Morococha property, each with unique mineral assemblages. The former SMC staff developed individual metallurgical projections according to the expected deposit mineral assemblages. These projections have been established with consideration and experience of the many years of operating results and testing of the various Morococha deposits. These metallurgical performance projections are summarized in the following table:


                                                    MOROCOCHA PROPERTY
                                          METALLURGICAL PROJECTIONS (BY MINE AREA)

                                                                          San                                San
                          units     Manuelita   Codiciada   Sulfuruso   Antonio    Alapampa     Yacumina   Florencia
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

MINE PLAN AND DEVELOPMENT PROGRAM

         Pan American has developed a long range mine plan and development program for the Morococha property, based on an average production of 1,600 tonnes of ore per day through 2007 (40,000 tonnes per month, 480,000 tonnes annually) and an average of 1,840 tonnes of ore per day from 2008 to 2018 (46,000 tonnes per month, 552,000 tonnes annually), assuming an average of 25 production days per month. Production is scheduled to come from all areas of the Morococha operation at different levels through 2018. Following the completion of this plan, Pan American has been able to identify some additional production opportunities and now expect to process 522,000 tonnes in 2005.

         The long range mine plan was completed based on the following prices: silver - $5.00 per troy ounce; copper - $1,900 per tonne; lead - $600 per tonne; and zinc - $900 per tonne.

         The mine plan was sequenced using, in order or preference, proven and probable reserves, measured and indicated resources, and finally, inferred resources. Thus, the earliest years of the mine plan can be considered as a short-term plan having a high degree of certainty. Total material processed in the 15 year mine plan is approximately eight million tonnes. Of the total material processed in the plan, 1.5 million tonnes (18%) are mineral reserves and measured and indicated resources. The remaining 82% of the material scheduled is inferred resources. A combination of diamond drilling in the first two years and underground drifting for the entire mine life is included in the plan to convert inferred resources to reserves prior to mining. SMC had not historically recorded a running success rate regarding the conversion of inferred resources to proven reserves, as SMC had not historically estimated inferred resource data for the Morococha mine. Instead, SMC recorded the number of tonnes of new reserves estimated for every metre of development advance. Pan American's drifting program applies those historical conversion rates to the inferred resources Pan American has identified. Pan American has assumed that both diamond drilling and drifting would be accelerated in the first years of the mine plan to extend the mine life beyond its present three year proven and probable reserve life.

         The mine plan and development program includes several capital improvements designed to increase productivity. These include:

         o Extending the length of the stopes to 70 metres which will result in a 30% reduction of raise preparation.

         o Implementation of development drilling to improve the development performance ratio (tonnes of ore converted per metre of development) to 55 tonnes per metre from the current 20 tonnes per metre;

         o Better control of external dilution in the Codiciada Alta, Sulfurosa, and Alapampa areas (which averaged 8% in 2003), bringing them in line with the Codiciada Baja, Manuelita, and Yacumina areas, where the average excess external dilution in 2003 was minimal (0.06%).

         o The development of additional ore passes and waste passes in 2004 and 2005 in Codiciada and Alapampa and in 2007 in areas of Yacumina in order to reduce ore handling;

         o Repairs to the Central shaft, including realignment of 150 metres of timber and guides, electrical improvements to the hoist, new cables, and installation of equipment that will provide for the simultaneous hoisting of ore and waste, avoiding the current necessity to campaign the separate materials;

         o The development of main haulage levels in the lower areas of the mine that will allow the use of 10-tonne trolley locomotives;

         o The centralization of the ore flow to the Central shaft and the Manuelita shaft, which will reduce ore handling; and

         o Improvements to compressed air and drilling water supply services, and ventilation.

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

         Operating costs of the Morococha property over the three year period during which the current proven and probable reserves would be mined are estimated to be approximately $18.13 million, $18.77 million and $17.79 million in each of the three years of the mine plan, respectively. This represents unit operating costs per tonne of $38.62, $39.37 and $36.51 in each of the three years of the mine plan, for an average unit operating cost per tonne of $38.15. The operating cost assumptions were developed using source data provided by SMC. Historic production basis and accounting costs records for SMC were analysed and reconciled in order to obtain the most accurate present costs incurred in the operations. Adjustments were made where it was estimated that the costs under Pan American's stewardship will differ from SMC's costs. The primary data source for the operating cost estimate was taken from actual costs incurred from January to October in 2003. An increase of five percent was added to the contractor's worker salaries, which results in an increase of 3.3% to the unit costs. Cost estimates included provisions for administrative office expenses, annual mining concession payments and insurance. The power supply costs were based on a review of the expected power consumption using a commercially available rate of $0.05326 per kilowatt hour. The operating costs estimate also included costs for exploration drilling.

         A cash flow forecast for the Morococha property was generated from the June 30, 2003 proven and probable reserves estimate and a projection of the December 31, 2003 proven and probable reserve base. The cash flow forecast estimated net after tax cash flows of the future production profile incorporating estimates for production rates, metallurgical performance, mined ore grades, direct mine operating costs, development costs, exploration drilling costs, general and administration costs, marketing costs, capital expenditures, employee profit sharing and corporate income taxes. The three year cash flow forecast totals approximately $9.3 million ($444,000 in year one, $4,604,000 in year two and $4,258,000 in year three). This forecast cash flow does not provide payback for Pan American's costs of acquiring Argentum and Natividad based solely on the proven and probable reserves, as these only provide for a three year mine life. However, the Company believes that sustained mining will continue well beyond the life of the current proven and probable reserves and has included development and sustaining cost provisions based on this assumption.

         The economics of the Company's long range, 15 year mine plan and development program for the Morococha property is based upon the assumption that future drilling and underground drifting will convert inferred resources to reserves prior to mining at a rate similar to SMC's historic rate of generating new reserves for every metre of development advance. The plan was completed based on the following prices: silver - $5.00 per troy ounce; copper - $1,900 per tonne; lead - $600 per tonne; and zinc - $900 per tonne. This mine plan and development program is necessarily preliminary in nature, because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that inferred resources will be converted to mineable reserves in sufficient quantities to support Pan American's long range mine plan and development program.

MINE LIFE

         The estimated proven and probable reserves on the Morococha property provide for a three-year mine life at Pan American's short-term planned production rate of 40,000 tonnes per month. However, Pan American expects the mine will continue to produce for at least 15 years as reserve definition programs are carried out. Historically, most underground mines in mature mining districts in countries such as Canada, the United States and Peru, have carried no more than three to five years of proven and probable reserves ahead of production. This is because of the very significant capital costs required to maintain sufficient mine development to provide access for the drilling and sampling required to support the conversion of indicated and inferred resources to proven and probable reserves. As a result, at any given point in a typical underground mine's life, a valuation of the mine based only on proven and probable reserves would not be likely to justify purchase of the mine by a third party. At Morococha, SMC has been successful at generating new reserves to replace those mined each year. In Pan American's opinion, given the demonstrated geologic potential of the district, this trend can reasonably be expected to continue for the 15-year period in Pan American's long range plan.

ENVIRONMENT

         The single largest environmental liability identified at the Morococha mine is the mine's share of the cost of a proposed Kingsmill tunnel water treatment plant which is estimated to cost $12 - $15 million to build. The Kingsmill drainage tunnel discharges between 1.5 to 1.8 cubic metres per second of water into the Rio Yauli and has been determined to be a significant polluter according to studies performed in the late 1990s. Morococha's share was defined by a study completed in 1997 by Water Management Consultants ("WMC"), which apportioned responsibility for the costs of the treatment plant as follows:

         o  Centromin                              72.2%
         o  Morococha operations                   12.3%
         o  Soc. Minera Puquiococha                 8.5%
         o  Soc. Minera Austria Duvaz               4.9%
         o  Minera Centrominas                      2.1%

         The capital and operating costs for the water treatment facility are directly proportional to both constituent load and flow determined in the 1997 WMC study. Centromin has updated the 1997 WMC study, and the results are under discussion. As part of its due diligence efforts, Pan American conducted its own sampling of the Kingsmill tunnel discharge. Based on the results of this sampling, which indicated an improvement to water quality since 1997, it appears unlikely that the update will materially change the responsibility calculations determined in the 1997 WMC study.

         The Huascacocha Lake, which is adjacent to the Morococha mining operations, has been used for tailings disposal since 1960. The facility has additional capacity for 15 years of tailings once a dike raise is completed. Initial deposition created a beach of tailings that eventually raised environmental concerns related to dust and acid generation. WMC completed a study in 2001 to determine what may be required to mitigate the historical tailings. The WMC plan includes raising the dike to submerge a larger portion of tailings and covering the remaining beach tailings with topsoil. The estimated cost of the dike raise is $1.5 million. The share of responsibility for this tailings mitigation has been allocated in the WMC plan as follows:

         o  Centromin                                  67.15%
         o  Morococha Operations                       21.01%
         o  Soc. Minera Austria Duvaz                  11.84%

MARKETS

         Historically, part of SMC's production from the Morococha mine was sold locally to the Doe Run smelter in Peru and Cajamarquilla refineries and the balance was exported. Some of these marketing contracts were assumed by Argentum from SMC. In the case of zinc concentrates, Argentum inherited contracts until 2007 with such traders and refineries as BHL, Trafigura (Cormin), Transamine, Mintrade and Umicore. In the case of lead concentrates, Argentum has a Doe Run contract for part of the production that lasts through 2005. In the case of copper concentrate, Argentum inherited a contract with Doe Run that lasts until 2006.

         In addition to the Doe Run`s existing lead contract, Argentum has recently signed another lead contract with Doe Run for 2004 through to 2007.

         From July 1, 2004 to December 31, 2004, the revenue per type of concentrate produced by the Morococha mine was as follows:

                                                             Average Sales Price
                           Revenue              Tonnes            per Tonne
                           -------              ------            ---------

Zinc Concentrate          $4,552,135             16,323                $279
Lead Concentrate          $4,622,962              5,295                $873
Copper Concentrate        $7,236,354              2,877              $2,515


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

         On November 8, 2002, Pan American entered into two agreements to acquire the Stockpiles. The first agreement grants Pan American the right to mine and sell 600,000 tonnes of the highest grade silver Stockpiles to a smelter, where ore is used as process flux and Pan American is paid for the silver contained. A ten-year contract to process the Stockpile material was negotiated with Doe Run's La Oroya smelter. Production from the Stockpiles in 2003 totalled 68,388 tonnes of ore containing 810,829 ounces of silver. For 2004, Stockpile sales were 79,451 tonnes resulting in silver production of 961,869 ounces of silver. Pursuant to the agreement, Pan American is required to pay Volcan 33.3% of the net cash from Stockpile sales after taxes and costs, once Pan American generates $4.5 million net cash after taxes and costs from Stockpile sales. In December 2004, these payments to Volcan began.

         The second agreement gives Pan American the option to acquire a 60% ownership in a number of other Stockpiles by spending $2 million on exploration over three years, with a further option to increase its interest to 100% by paying $3 million plus a production royalty within the following 12 months. Pan American has begun detailed definition drilling to confirm estimated resources and will perform metallurgical studies and an economic evaluation as to whether silver can be commercially extracted from these additional Stockpiles.

         Pan American's management has estimated mineral reserves and resources at the Stockpiles, as at December 31, 2004, to be as follows:

                  Stockpile Mineral Reserves and Resources(1),(2)
                  -------------------------------------------

 Reserve or Resource Category          Tonnes         Grams of Silver per Tonne
 ----------------------------          ------         -------------------------

   Probable Reserve                    442,549                  302
   Inferred Resource                21,337,000                  162

--------------
(1)    Calculated using a price of $5.50 per ounce of silver.

(2) Mineral reserves and resources have been calculated by staff of Pan American Peru, under the supervision of an independent "qualified person", Donald F. Earnest, P.Geo. Mr. Earnest reviewed and tested the information prepared by the Company's subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve calculations. Reserve/resource estimates for the silver Stockpiles were prepared in previous years, and are adjusted for 2004 production where applicable


METALS TRADING

         Pan American engages in hedging base metal prices for production from its mines.

         During 2004, the Company settled 16,260 tonnes of zinc hedges at an average price of $943 per tonne and 10,290 tonnes of lead hedges at an average of $728 per tonne.

         At December 31, 2004, the Company had sold 22,200 tonnes of zinc forward at an average price of $1,092 per tonne and 4,000 tonnes of lead forward at an average price of $726 per tonne.

         Pan American does not engage in any hedging of its silver production.


DEVELOPMENT PROJECTS

ALAMO DORADO PROJECT

         OWNERSHIP AND PROPERTY DESCRIPTION

         The Alamo Dorado Project is located 60 kilometres south-southeast of the town of Alamos in the southeast corner of the State of Sonora, near the border with the State of Sinaloa in northwest Mexico at 26(degrees), 44', 44.2'' North Latitude and 108(degrees), 40', 00.7'' West Longitude.

         The Alamo Dorado Project consists of two contiguous exploitation concessions, the 509 hectare Alamo Ocho Concession and the 4,865 hectare Alamo Dorado Concession, five non-contiguous exploration concessions covering 6,014 hectares, and surface rights covering 763.64 hectares. All of the mineral reserves and resources for the Alamo Dorado Project lie within the boundaries of the Alamo Ocho and Alamo Dorado concessions and these surface rights. The Alamo Ocho Concession expires in 2050, the Alamo Dorado Concession expires in 2054 and the five exploration concessions expire between July 2007 and June 2009. The Alamo Ocho Concession was purchased by Corner Bay from Alfredo Duran Viramontes and Roberto Duran Viramontes for $425,000 in semi-annual payments from 1997 to 2002 and a balance payment of $300,000, all of which have been paid.

         To the best of Pan American's knowledge, there are no royalties or encumbrances that affect the Alamo Dorado Project.

         Pan American is well advanced on the acquisition of all permits necessary for the operation of Alamo Dorado. A conversion of Corner Bay's existing temporary land use permit from SEMARNAT, the Mexican national environmental agency for the proposed mine, to "construction status" was issued in December 2004. Corner Bay also submitted, and SEMARNAT approved, a land use permit modification for the milling scenario with dry stack disposal of non-hazardous tailings in an unlined facility in January 2005. Corner Bay has also secured a permit from INAH, the Mexican national archeological and historical institute, for the Alamo Dorado mine site area and a blasting permit from SEDENA, the Mexican national secretary of defence. An Environmental Impact Assessment for a power line right of way has been completed and an application for the land use permits for water line construction are progressing. Other necessary construction permits are pending completion of basic design details.

         Corner Bay has an existing agreement with SEMARNAT for compensation activities in mitigation for the environmental impact of the Alamo Dorado project. This agreement will be renegotiated in light of the revised land use permit, which involves the impact of significantly less area.

         LOCATION, ACCESS, CLIMATE AND INFRASTRUCTURE

         The Alamo Dorado Project can be accessed from the United States via toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora. The project is 67 kilometres southeast of the town of Alamos on maintained dirt roads. Certain access routes have low water crossings that will be impassable during short periods of the monsoon season. During these periods, personnel will access the site solely via a route which includes a bridge suitable for passenger vehicles, but which would not be used for bulk consumable shipments. Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south. The airport at Ciudad Obregon is approximately 75 kilometres north of Navojoa.

         The climate of the Alamo Dorado Project area is transitional between the tropical climates further south and the subtropical desert lands typical of the Pacific Coast of Baja, California. The area is generally dry with the warmest period occurring between March to July. Precipitation occurs during a short but intense rainy season that extends from July through September.

         The terrain in the vicinity of the Alamo Dorado Project site consists of moderate to steep foothills that characterizes the area located between the coastal plain of the Sea of Cortez to the west and the Sierra Madre Occidental mountain range to the east. Local relief ranges from 300 metres above sea level to approximately 550 metres above sea level at the top of Cerro Colorado Ridge in which the Alamo Dorado deposit occurs. The tops of the hills consist primarily of unmineralized bedrock exposures with flanks that are covered by coarse colluvium. Drainages in the nearby valleys are typically incised about two-to-four metres in depth, indicative of shallow bedrock and relatively high rainfall runoff.

         The site currently contains no existing infrastructure other than unimproved access roads and an explosives magazine which was constructed during 2004 as a part of the process of obtaining approval of the SEDENA explosives storage and use permit. The project will require a 115 kva power transmission line to be constructed, which will start near the Miguel Hidalgo hydroelectric station 35 kilometres away. The most feasible water supply option for the project appears to be drilling ground water wells in an aquifer west of the project site. In addition, an existing smaller supply potable water well is located near the plant. In the short term, this water will be used for construction. The water rights for the groundwater wells are being secured from the Mexican national water commission and owners as required.

         HISTORY

         Prior to 1997, there is no record of any modern exploration conducted on the Alamo Dorado Project nor are there any records of production, although there is evidence of a few old adits in the general area. All recorded drilling at the property has been undertaken since 1997.

         Geologists from Corner Bay visited the property in 1997 and collected some grab samples from various locations along the north trending ridge. Encouraged by the positive assay results from those samples, Corner Bay began a systematic surface sampling program and eventually obtained an agreement to purchase the Alamo Ocho concession from the owners. The surface sampling program outlined a 300-meter-long north-south trending silver-gold anomaly situated along the east side of the Cerro Colorado Ridge.

         Exploration on the Alamo Dorado Project has been comprised primarily of reverse circulation drill campaigns conducted annually from 1998 to 2001. A structural geology examination of the property was undertaken in 2000 through mapping of surface exposures along drill access roads. A more comprehensive 1:2500 scale geologic mapping program was conducted in 2001 over an area of about four square kilometres in the project area. Results established surface extents of the volcanic lithologic units, cross cutting dykes and alteration patterns and provided a linkage for the interpretation of the drilling geological data. Exploration that was completed through 2002 formed the basis for Mintec to create a resource model for the property. Corner Bay also contracted with AMEC Engineers to conduct and complete a feasibility study for a heap leach operation with 35,504 million tonnes of 68 g/t silver ore reserve. Mintec's resource model supported the AMEC study. The study was completed in June 2002.

         On February 20, 2003, the Company acquired Corner Bay pursuant to a plan of arrangement under the Canada Business Corporations Act, and in connection therewith the Company issued 7,636,659 common shares and 3,818,329 common share purchase warrants exercisable for a period of up to five years at a price of $12.00 per common share. The Company also granted options to purchase up to 553,847 common shares of the Company to former employees of Corner Bay.

         In 2003 Pan American contracted with SRK Engineers to perform a structural evaluation of Alamo deposit. The SRK study concluded that reserves were structurally controlled rather than disseminated as previously interpreted. Mineralization was found to be generally higher grade along structurally controlled zones and not a lower grade disseminated deposit as previously interpreted. This raised the prospect that the mineralization might be better suited to a milling type operation rather than a heap leach operation, as previously interpreted.

         Resource Modelling Inc. ("RMI") was contracted by Pan American in 2003 to construct a new resource model using the revised structural interpretation of the mineralization. RMI's new resource model reduced the overall silver resource on Alamo Dorado by approximately 40%, primarily due to the loss of approximately half of the previously interpreted gold mineralization.

         An infill drilling program was conducted on the Alamo Dorado concession in the first half of 2004 in order to confirm the revised interpretation of the reserves, and to provide core samples for the metallurgical testing needed for design of a mill and recovery plant.

         In 2004, AMEC Engineers was contracted by Pan American to conduct a study to confirm whether a milling operation was the optimum type of recovery operation for the Alamo Dorado mining project. This study indicated that project economics could be improved by using grind-leach circuits in a mill instead of the previously evaluated heap leach concept. In August, 2004, AMEC completed a throughput tradeoff study for the milling option which indicated that a 4,000 ton per day throughput was the optimum production rate for a milling circuit.

         In September 2004, Pan American commenced an update of the Alamo Dorado Feasibility Study for a new project based upon the revised resource model, and a conventional milling and leaching circuit. A number of consulting firms were engaged to collaborate on the study, including:

         o AMEC Engineers for mine design, mine planning, process design and initially for feasibility study coordination;

         o  RMI for final resource model;

         o M3 Engineers for project capital cost estimate, preliminary design and estimates for power supply and water supply;

         o AMEC Earth and Environmental for geotechnical evaluation, groundwater evaluation, tradeoff studies for tailings disposal, and final design of the tailings disposal facility;

         o Pan American conducted permitting for the revised project, mining equipment selection and completed the overall financial evaluation and analysis of the project;

         o PRA Laboratories for conduct of pilot plant testing of leaching and AVR;

         o Elbow Creek Engineering for pilot plant and preliminary engineering of the AVR circuit;

         o Summit Valley Engineering for preliminary design of the direct electrowinning circuit;

         o  Lakefield Research for grinding circuit design; and

         o Hubbard Consulting for pilot plant coordination and process design.

         In late December, 2004, Pan American completed a scoping study of the 4,000 ton per day milling operation which indicated encouraging project economics. Pan American management concluded that the project feasibility study should be accelerated in order to bring the project design to a satisfactory level for investment decision in the first quarter of 2005.

         GEOLOGY AND MINERALIZATION

         Regionally, the Alamo Dorado Project is located in the Sierra Madre Occidental Range, a late Cretaceous to Tertiary age volcanic province that extends for hundreds of kilometres through northwestern Mexico. The volcanics overlie a basement of Paleozoic and Mesozoic metamorphic rocks that have been locally intruded by various Cretaceous intrusions. The volcanic sequence has been grouped into lower and upper units based on the different styles of volcanism that are present.

         Mining districts in the Sierra Madre Occidental province are typically located along sheared and faulted structural zones formed in the Lower Volcanic Sequence, and to a lesser extent, within the granitic intrusives.

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

         DRILLING, SAMPLING AND ANALYSIS

         The Alamo Dorado Project has been evaluated in five separate drilling campaigns using reverse circulation (RC) drilling techniques and diamond drill coring methods. A total of 79 drill holes were drilled on the property in 1997: 75 RC holes and four core holes. The 19 discovery drill holes were drilled in 1998 and 11 of the 19 holes were deepened in 1999. An additional 23 new RC drill holes were drilled in 1999, along with four large diameter core holes. The core drilling was specifically for metallurgical testing. In 2000, 14 previously drilled holes were deepened and 25 new RC holes were drilled. Eight more RC holes were drilled in 2001. In 2004 infill core holes were drilled for confirmation of the new resource model, and for physical samples needed for milling, leaching and pilot plant testing.

         Drilling totals 31,604 metres in 130 drill holes. The holes generally range in length from 90 to 390 metres, averaging 243 metres. Drill holes were drilled at a declination of between 38(degree) and 70(degree), with a single vertical hole. The major bearing was easterly with a subordinate number of holes drilled from the west. Drill hole collars were located respective to a property grid.

         Standard logging and sampling conventions were used to capture information from the cuttings and drill core. Inspection of the model and drill hole data in plans and sections, together with the spatial statistical work showed reasonable geologic and grade continuity in the main area of mineralization.

         A reasonable program was conducted to assure the quality of its sample preparation and assaying. The routine assaying was done at Bondar Clegg, a recognized assay laboratory. This laboratory performed duplicate assays on course reject material, and the precision of these duplicate assays (approximate 15% relative standard deviation of pair differences) is typical of that achieved for similar deposits within the mining industry. Check assays were done on pulps at a number of laboratories. The vast majority of these checks confirm the original assays which will be used to perform resource estimation. A small percentage of potentially contaminated assay intervals were identified in RC holes, all within zones drilled under wet conditions. These data were set to zero for the purpose of reserve and resource estimation. Resulting reserve and resource estimates could be considered to be slightly conservative. It is management of Pan America's opinion that the Alamo Dorado project's quality assurance program meets industry standards.

         Data verification and quality assurance/quality control (QA/QC) checks were performed on various occasions by AMEC Engineers on different vintages of the Alamo Dorado database. The bulk of the assays in the database were examined in 2002 by AMEC Engineers as a part of a feasibility study that was undertaken by Corner Bay. In addition, RMI selected 21 drill holes so that AMEC Engineers could perform an assay verification check. These holes were selected from all of the major drill campaigns and were spatially located throughout the deposit. These QA/QC checks meet industrial standards.

         Based on these various data verifications that have been conducted by AMEC and to a limited extent by RMI, the Alamo Dorado assay database has been shown to be accurate and suitable for use in estimating resources. Very few errors have been found with respect to the assay values that are stored in the electronic database versus certified assays.

         MINERAL RESERVES

         Pan American's management estimates that proven and probable mineral reserves at the Alamo Dorado project as at December 31, 2004 are as follows:

                   Alamo Dorado Mineral Reserves (1), (2)
                   --------------------------------------

                                            Grams of Silver       Grams of Gold
Class Reserve Category      Tonnes             per tonne            per tonne
----------------------      ------             ---------            ---------
Proven                       1,019,000               136                 0.43
Probable                    10,591,000               116                 0.32
-------------------------------------------------------------------------------
TOTAL                       11,610,000               118                 0.33


(1) Calculated using a price of $5.50 per ounce of silver and $375 per ounce of gold.

(2) Mineral reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


         MINERAL RESOURCES

         Pan American's management estimates that mineral resources at the Alamo Dorado project as at December 31, 2004 are as follows:

                       Alamo Dorado Mineral Resources (1), (2)
                       ---------------------------------------

                                            Grams of Silver       Grams of Gold
 Class Reserve Category          Tonnes        per tonne            per tonne
 ----------------------          ------        ---------            ---------
 Measured                        263,000          84                  0.31
 Indicated                     3,610,000          71                  0.23
 Inferred                        518,000          79                  0.30

(1) Calculated using a price of $5.50 per ounce of silver and $375 per ounce of gold.

(2) Mineral reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


         MINING

         Alamo Dorado will be a conventional surface mine, using a 7.5 cubic metre hydraulic shovel, front end loader and 60 ton mechanical rock trucks for the principal earthmoving. The plant is designed to mill 4,000 tonnes per day, and the average strip ratio in the current mine plan of 1.65 to 1 waste to ore ratio requires an average earthmoving capacity requirement of 10,000 to 12,600 tonnes per day. The equipment fleet selected for Alamo Dorado can comfortably produce at these levels.

         The mine will be developed in two phases, with an initial pit designed to develop downward into the deeper, higher grade reserves as rapidly as is practically possible, and a second phase of development, balancing the material movements with the first phase which will expand the pit to its final highwall and depth. The configuration of the ore deposit is such that the mining operation must startup approximately one year ahead of the milling operation in order to expose sufficient reserves to be able to maintain consistent ore production from the outset of milling operations. Since commitments have been made for key mining equipment, the critical path toward commissioning and metal production is actually in the design and construction of the plant. Currently Pan American forecasts plant startup in the fourth quarter of 2006. Adhering to that schedule requires mine startup in October

2005 in order to pre-strip approximately two million tons of waste and 250,000 tons of ore prior to plant startup. On that basis, the mine will comfortably stay ahead of plant requirements for the life of the project.

         The estimated eight year life of Alamo Dorado's reserves at the current design levels will allow the project to operate over the life cycle of the mine (including 18 months of development and mine pre-stripping) with essentially the same fleet, and not require significant capital for equipment replacement. In order to have the necessary equipment on schedule to commence mining operations by the fourth quarter of 2005, the following critical components of the mining fleet and plant equipment were secured for the Alamo Dorado Project: a fleet of six CAT 773 haul trucks; a CAT 990 front end loader; a Euclid R35 water truck; a Grove 55 ton crane; an EX1200 Hitachi 7.5 metre hydraulic mining shovel; an Ingersoll Rand DM 45 blast hole drill; a CAT D9H bulldozer; a used 42x68 Gyratory Crusher; a completely equipped site laboratory and building; and a truck shop/warehouse facility.

         MILLING

         Ore from the Alamo Dorado deposit will be treated by conventional crushing and SAG/Ball mill grinding to -74 um, followed by thickening, agitated cyanide leaching leach residue filtration, direct electrowinning to produce a cathode sludge, AVR cyanide recovery and recirculation, leach residue washing with AVR product solutions, dry stack tailings and conventional silver and gold dore bar production from melting of the cathode sludge. The nominal treatment rate will be 4,000 tonnes per day of ore on a 24-hour per day schedule. The mine's tailings treatment process is expected to recover at least 97.5% of the sodium cyanide used and also neutralize mill tailings, thus reducing the mine's environmental impact and reclamation costs.

         The design of a dry stackable tailings facility consists of downstream constructed embankment that will buttress the moist tailings cake placement. The impoundment area for tailings placement will not be lined given the expectation that the moist cake will meet non-toxic classification as confirmed with samples from the pilot plant. A series of lined collection channels will be used to collect and channel seepage beneath the facility into a lined collection pond below the embankment. This collection pond will be equipped with a pump to transfer solutions back to the mill and reduce overall mill make-up water requirements.

         METALLURGY

         As a part of the new feasibility work, Pan American conducted a pilot scale demonstration of the leaching, filtering and AVR process technology which was selected for the project. In addition, the solutions produced in the pilot plant were used for laboratory scale testing of the electrowinning technologies under consideration, and tailings samples were taken for physical, chemical and environmental characterization. Results of the pilot plant tests were satisfactory and substantiated the estimates and forecasts in the feasibility study.

          ECONOMIC ANALYSIS AND PAYBACK

         The capital cost estimate for construction of the Alamo Dorado mine totals $76.6 million, broken down as follows:

                                                         Capital Cost
                        Items                           (in Millions)
                        -----                           -------------
                        Mine                                $10.2
                        Pre-Stripping                      $  2.1
                        Plant & Tailings                    $42.3
                        Infrastructure                     $  9.5
                        EPCM                               $  5.3
                        Owner's Cost                       $  3.8
                        Spares & First Fills               $  2.7
                        Working Capital                    $  0.7
                        Total Capital                       $76.6


Accuracy of the foregoing capital costs is estimated to be -15% to +10%. Accuracy will be largely determined by bidding climate, method of contracting, compliance with project schedule and completeness of engineering construction documents. These costs are in first quarter 2005 US dollars and no allowance has been made for escalation. Pan American will fund the project from its cash reserves.

         Construction is expected to take 15 to 18 months. Production is expected to commence in late 2006 and it is estimated that Alamo Dorado will produce 11.6 million tonnes of ore over a 9.1 year period (including pre-stripping) with an average grade of 118 grams of silver and 0.33 grams of gold per tonne. Average annual operating costs over the life-of-mine are estimated to be approximately $18 million, comprised of annual mining costs of approximately $4.1 million ($2.86 per tonne of ore milled), processing costs of approximately $12.2 million ($8.45 per tonne milled) and general and administrative costs of approximately $1.7 million. Alamo Dorado is estimated to contribute approximately five million ounces of silver production annually to Pan American at a cash cost of less than $3.25 per ounce of silver, net of gold by-by-product credits, over the mine life of eight years (not including 18 months of development and mine pre-stripping). In today's silver price environment of $7.00 per ounce, the Alamo Dorado project generates a 16% return on investment and undiscounted net cash of $68.5 million over the project life. At the Company's current long term price assumption of $5.50 per ounce of silver, the project generates $22.6 million of undiscounted cash flow for a return of 5.7%. The expected payback for the project is four years at current metal prices.

         ENVIRONMENT

         The original environmental permitting work considered options developed for the 2002 Feasibility Study, and was provided by Corner Bay in conjunction with Agauyo Consultoria Ambiental, Corner Bay's environmental consultant and coordinator. AMEC reviewed the environmental impact statement and risk assessment study, as well as ancillary documents submitted by Corner Bay to the Mexican Secretary for Environmental and Natural Resources ("SEMARNAT") to identify potential major deficiencies and for appropriateness for permitting Alamo Dorado. Environmental impacts arising from the development of the mine are greatly outweighed by the overall benefits. SEMARNAT recommended a finding of no significant impact in the original impact statement/permitting document. Following completion of the updated feasibility study, the original environmental impact statement and risk assessment study documents were revised, resubmitted and approved by SEMARNAT.

INVESTMENT, EXPLORATION AND RESOURCE PROPERTIES AND EXPENDITURES

         Pan American owns interests in a variety of exploration, investment and resource properties in Argentina, Bolivia, Mexico, Peru and the United States. A brief description of the most advanced of these properties follows:

MANANTIAL ESPEJO PROJECT

         Our 50% owned Manantial Espejo property is located in southern Argentina in the province of Santa Cruz, entered at longitude 69(degrees) 30' west and latitude 48(degrees) 46' north. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometres east of the property.

         The Manantial Espejo property consists of 17 mineral concessions covering a total of 25,533 hectares, extending 36 kilometres east-west and 19 kilometres north-south. The mineral concessions forming Manantial Espejo are, by law, subject to minimum expenditure requirements with respect to which Pan American has entered an alternate agreement with the government of Argentina. Pan American is in compliance with such agreement.

         Exploration was first carried out on the property in the 1970s by the Argentine government. Subsequent mineral exploration on the Manantial Espejo property was carried out by St. Joe Minerals Corp., Lac Minerals Ltd., Barrick Gold Corporation, Triton Mining and our 50% joint venture partner, Silver Standard Resources Inc. To date, a total of 685 drill holes totalling approximately 75,000 metres have been completed on the Manantial Espejo Project, excluding the wagon drill holes completed by St. Joe Minerals Corp.

         Mineralization at Manantial Espejo is hosted in four main veins: the Maria Vein, Karina/Union Vein, Melissa Vein and Concepcion Vein. The majority of the mineralization outlined to date is in the Maria Vein. The vein is a thick multiphase silica vein exposed on surface for more than 1.0 kilometre and has been intersected at a depth of up to 275 metres. This vein averages
7.8 metres in true thickness width ranging from 0.63 metres to 20 metres. The vein is open to the east and at depth.

         The Maria Vein exhibits two quartz textures, older quartz which may also contain grey silica, amethyst and vuggy quartz, and younger sulphide-rich vein quarts breccia that often crosscuts the earlier vein and carries fragments of it. Sulphide content is low and is primarily three to five percent pyrite. Minor amounts of galena, sphalerite, chalcopyrite, bornite, chalcocite and covellite have been observed.

         Silver occurs as electrum along with minor amounts of argentite, acanthite, sulfosalts, and prousite-pyrargerite. Gold occurs as electrum inclusions contained in pyrite. Very minor visible gold in the 200-micron size has been observed in drill core along goethite-coated fractures.

         The Karina/Union Vein is exposed on surface for a distance of 850 metres and has been drilled to a depth of 150 metres. The host rocks, alteration and mineralogy of the vein is similar to the Maria Vein. Several interconnected high grade silver-gold epithermal veins produce drill intersections in excess of 20 metre true widths.

         The Melissa Vein has a faint surface expression that rarely outcrops. The trend of the 1.5 to 2.5 metre-wide high-grade silver-gold epithermal Melissa system has an 80 degree strike with a steep northerly dip. The mineralization and host geology is very similar to that encountered at the Maria Vein. Structurally, Melissa is thought to be the extensional component to the Maria shear system. The Melissa Vein has been defined by drill holes along a 300 metre strike length and 200 metre down dip.

         The Concepcion Vein is a single quartz vein. Mineralization occurs over a strike length of 600 metres and is open at depth and at both ends. The host rocks, mineralogy and alteration are similar to the other veins on the property.

         In late 2003, Pan American Silver and Silver Standard Resources Inc. made a decision to initiate a feasibility study on the Manantial Espejo property. Feasibility activities in 2004 included the following:

         o Completion of 19,600 metres of infill, extension and exploration drilling. This drilling resulted in a 25% increase in measured and indicated resources. The measured and indicated resource growth was attributable to a combination of infill drilling and the inclusion of the Melissa deposit.

         o All environmental baseline studies were essentially completed to allow for timely submittal of Project permit documents.

         o Feasibility level flowsheet development metallurgical testing was completed. This testing confirmed previous gold recovery estimates and indicates potentially improved silver recoveries at a coarser primary grind.

         o Completed geologically constrained and diluted resource estimates for the Maria, Karina Union, Melissa and Conception deposits.

         o  Completed feasibility level pit slope stability work.

         o Developed methodology for optimization of open pit versus underground mine development. Results indicate project economics will likely be improved by utilizing a combination of underground and open pit mining.

         o Completed 1,100 metres of water exploration drilling. Drilling indicates likely success in pursuing structurally controlled groundwater associated with the mineral deposits.

         o Finalized the purchase of the 6,750 hectare land package directly overlying all reported resources.

         o Community relations activities have been initiated to insure community support should a positive production decision be made.

         o Completed a comprehensive project scoping study in September of 2004. This study was utilized to focus ongoing exploration and engineering optimization studies. The study also highlighted potential tax and infrastructure issues for possible Argentine Government participation. Based on scoping work, formal presentations and were made to various Provincial and National Government representatives to petition support.

         o Formal searches have been initiated to fill key project development staff positions. Positions include the Administration, Environmental, Human Resources and Community Relations Managers.

         Pan American's management estimates that mineral resources at Manantial Espejo as at December 31, 2004 are as follows:

                    Manantial Espejo Mineral Resources (1),(2)
                    ------------------------------------------

Resource                                Grams of Silver           Grams of Gold
Category              Tonnes               per Tonne                per Tonne
--------              ------               ---------                ---------
Measured             2,360,000                174                     2.46
Indicated            1,969,000                160                     2.20
Inferred               821,000                158                     1.88
--------------

(1) Calculated using a price of $5.50 per ounce of silver and $375 per ounce of gold.

(2) Mineral resource estimates for San Vincente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President Geology - Operations who is a Qualified Persons as that term is defined in NI 43-101.


         Pan American plans to spend approximately $3.0 million at Manantial Espejo in 2005 (representing Pan American's 50% share of joint venture costs) to continue exploration drilling, initiate underground development activities and to complete the project feasibility study. Completion of the feasibility study is currently scheduled for the third quarter of 2005.

          SAN VINCENTE PROJECT

         In late 2001, Pan American and COMIBOL, the Bolivian state mining company that optioned the San Vincente property to Pan American, entered into a two-year toll mining agreement with EMUSA, a well-established Bolivian mining company, to process up to 250 tonnes of San Vincente's ore per day at EMUSA's nearby mill. Pan American did not take credit for silver ounces produced by EMUSA's toll mining operation, but booked proceeds derived from a gross revenue royalty. Pan American earned $422,000 in cash from San Vincente toll mining in 2003, which more than offset the project's holding costs. On October 30, 2003, mining activities related to the two-year toll mining agreement were completed. During 2003, a total of 108,809 tonnes of ore was processed under the agreement at an average mill feed grade of 400 gpt silver and 3.45% zinc.

         On November 1, 2003 Pan American entered into a share purchase agreement with EMUSA, whereby EMUSA could acquire up to 49% of the outstanding shares of Pan American Bolivia. This agreement required EMUSA to fund feasibility and development related expenses to an aggregate of $2,500,000 by May 1, 2005.

         In late 2003, Pan American, EMUSA and underlying property holder COMIBOL agreed to a program of limited scale mining at San Vicente with a toll milling operation at the nearby EMUSA flotation plant. The project ran from March through December of 2004 during which time it produced 54,033 tonnes of ore at 417 g/t silver and 5.79% zinc. Pan Americans share of the cash flow from the project was an estimated $ 766,000 which more than offset project holding costs.

         Feasibility study activities continued in 2004 with 13,919 metres of surface and underground diamond drilling, 2983 metres of underground development and resampling of historical reserve blocks for purposes of resource definition and exploration. Metallurgical studies were conducted at the TECSUP laboratories in Peru and results of flotation tests indicated that the +82% zinc and silver recoveries seen at the EMUSA plant during the year are reasonable feasibility level assumptions.

         As part of its earn-in agreement, EMUSA funded all Feasibility Study activities in 2004 and they vested as a 38% owner of Pan Americans Bolivian subsidiary in October. As of years end, EMUSA had invested $2.34 million of the $2.5 million required to vest as a 49% owner of Pan American Silver Bolivia, and EMUSA indicated that they intended to proceed with the remaining investment to acquire a 49% interest.

         A scoping study completed in 2000 anticipated that five million tonnes of ore could be processed through a newly constructed 1,300 tonne per day plant. The results of the exploration and development activities concluded an indicated a resource of approximately half of the amount anticipated in the scoping study. This result led to a proposal to COMIBOL in November of 2004 for a renegotiation of Pan American's investment commitment to the Joint Venture that would be more appropriate to the size and character of the ore body. At year-end 2004, COMIBOL was still considering the proposal.

         Pan American's management estimates that mineral resources at San Vincente as at December 31, 2004 are as follows:

                       San Vincente Mineral Resources(1)
                       ---------------------------------

Resource                                                   Grams of Silver
Category                                Tonnes                per Tonne
--------                                ------                ---------
Measured                               607,000                   363
Indicated                              677,000                   519
Inferred                               236,000                   563

-------------
1 Mineral resource estimates for San Vincente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Vice President Geology - Operations who is a Qualified Persons as that term is defined in NI 43-101.


UNITED STATES INVESTMENT PROPERTIES

         Pan American owns interests in two investment properties in the United States, neither of which are material to the Company. A brief description of the resources of these properties follows:


                                                   Reserve or
                                                    Resource
     Property          Location         Type         Category(1)         Tonnes      g/t Ag      By-Products
     --------          --------         ----         -----------         ------      ------      -----------

Hog Heaven(6)           Montana      stockwork      M&I resource       2,741,000      170       0.69 g/t Au
                                     stockwork      Inf. resource      7,439,000      141            -
Waterloo(6)           California     stockwork      Ind. resource     33,758,000      93             -

-------------

(1) Resources for Hog Heaven and Waterloo are based on historic estimates prepared by CoCa Mines and American Mine Services in 1988 as part of a feasibility study in the case of Hog Heaven and exploration records of ASARCO Incorporated in the case of Waterloo. Pan American believes these historical estimates to be relevant and reliable.


MINERAL PROPERTY EXPENDITURES

         The following table sets out Pan American's acquisition, exploration and development expenditures for the periods indicated:

                          Years Ended December 31
                          -----------------------
                      (in thousands of U.S. dollars)

                                                  2004                2003
                                                  ----                ----
 Acquisition:
      Morococha                                    $36,871          $    -
      Corner Bay                                         -          64,910
 --------------------------------------------- ------------ ---------------
                                                    36,871          64,910
 --------------------------------------------- ------------ ---------------
 Development:
      Huaron                                         5,543           4,907
      Quiruvilca                                       984           2,283
      La Colorada                                    8,474          12,263
      Alamo Dorado                                   1,676             738
 --------------------------------------------- ------------ ---------------
                                                    17,043          20,191
 --------------------------------------------- ------------ ---------------
 Exploration:
      San Vicente                                      482             906
      La Colorada                                        -             172
      Manantial Espejo                               2,663             956
      Ocotlan                                            -               -
      Turkey                                           540             131
      Morococha                                          -             240
      Other                                             72              56
 --------------------------------------------- ------------ ---------------
                                                     3,757           2,461
 --------------------------------------------- ------------ ---------------
 Investment:
      Waterloo                                          57              58
      Hog Heaven                                        24              24
 --------------------------------------------- ------------ ---------------
                                                        81              82
 --------------------------------------------- ------------ ---------------
 TOTAL                                             $57,752        $ 87,644
 --------------------------------------------- ------------ ---------------

EMPLOYEES

         The Company has 14 full-time employees and three part-time employees at its head office in Vancouver, including two geologists, a metallurgical engineer, two mining engineers, one health, safety and environmental specialist, two chartered accountants, a lawyer and one human resource specialist and several support staff.

         As at December 31, 2004, Mina Quiruvilca employed 1,049 persons (818 permanent and 231 temporary) in connection with the operation of the Quiruvilca mine. Approximately 280 of the workers employed by Mina Quiruvilca are members of either the Sindicato de Trabajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the "Quiruvilca Union") or the Sindicato de Trabajadores de Shorey y Anexos (the "Shorey Union"). Mina Quiruvilca considers its relations with its employees to be satisfactory. Negotiations for Mina Quiruvilca's 2005 collective agreements are proceeding at the present time.

         Minera Huaron directly employs 172 full time employees and indirectly employs 650 persons through agreements with Peruvian mining contractors.

         Argentum and Natividad directly employ 140 full time employees and indirectly employs 1,088 persons through agreements with Peruvian mining contractors.

         Pan American Silver Peru employs 28 full-time employees and 5 contractors.

         Pan American Mexico employs 68 employees and 510 mining contractors, including four geologists, one civil engineer and 20 mining engineers.

         Pan American Bolivia has 17 employees and one part-time contractor, including two geologists.

RESEARCH AND DEVELOPMENT

         Pan American conducts research and development activities in order to develop improved production processes and exploration techniques. Costs associated with this work are expensed as incurred. Pan American did not incur any significant research and development costs during 2002, 2003 or 2004 and has not budgeted any significant amounts for any significant costs during 2005.

COMPETITIVE CONDITIONS

         The mining industry is intensely competitive particularly in the acquisition of additional reserves and resources in all of its phases and Pan American competes with many companies possessing greater financial and technical resources. Competition in the mining business for limited sources of capital could adversely affect Pan American's ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential. As a result, there can be no assurance that Pan American's acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves.

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

WORKING CAPITAL

         Management of Pan American believes that its working capital of $114.7 million as at December 31, 2004 and its expected operating cash flows in the future are more than sufficient to fund planned project development and sustaining capital expenditures and discharge liabilities as they come due for the foreseeable future.

ENVIRONMENT

         All phases of Pan American's operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management's knowledge, Pan American is currently in compliance in all material respects with such environmental regulations applicable to its mining operations, development and exploration activities. The costs associated with environmental compliance are considered to be normal operating costs necessary to maintain operations on an ongoing basis. Other than specific environmental concerns discussed in this Annual Information Form, the Company is not aware of any material environmental matters requiring significant capital outlays in the immediate future.

         In the financial year-end dated December 31, 2004, Pan American's environmental operating costs were $1.3 million. Operating costs were incurred principally for the acid water treatment plant at Quiruvilca and project costs were principally for tailings dam stabilization and rehabilitation of a drainage tunnel at Huaron.

         The Quiruvilca, Morococha, Huaron and La Colorada mines have outstanding material reclamation or environmental concerns. As at December 31, 2004, accounting provisions for reclamation in the amount of $32,011,670 had been made in respect of the Quiruvilca, Morococha, Huaron and La Colorada mines.

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

RISKS RELATING TO PAN AMERICAN'S BUSINESS

METAL PRICE FLUCTUATIONS

         The majority of the Company's revenue is derived from the sale of silver, zinc, and, to a lesser degree, copper and lead, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting the Company's operations and profitability. The price of silver and other metals are affected by numerous factors beyond the Company's control, including:

         o  levels of supply and demand;

         o  global or regional consumptive patterns;

         o  sales by government holders;

         o  metal stock levels maintained by producers and others;

         o increased production due to new mine developments and improved mining and production methods;

         o  speculative activities;

         o  inventory carrying costs;

         o  availability and costs of metal substitutes;

         o  international economic and political conditions.

         o  interest rates;

         o  currency values; and

         o  inflation.

         Declining market prices for these metals could materially adversely affect the Company's operations and profitability.

FOREIGN OPERATIONS

         The majority of the Company's current operations are conducted by its subsidiaries in Peru, Mexico, Bolivia and Argentina, and all of the Company's current production and revenue is derived from its operations in Peru and Mexico. As Pan American's business is carried on in a number of foreign countries it is exposed to a number of risks and uncertainties, including:

         o  terrorism and hostage taking;

         o  military repression;

         o  expropriation or nationalization without adequate compensation;

         o difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

         o  labour unrest;

         o  high rates of inflation;

         o  changes to royalty and tax regimes;

         o  extreme fluctuations in currency exchange rates; and

         o  volatile local political and economic developments.

         Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compania de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest. There can be no assurance that such local opposition will not arise in the future with respect to the Company's foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on the Company's operations or profitability.

GOVERNMENTAL REGULATION

         Pan American's operations and exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Bolivian, Argentinian and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:

         o  environmental protection;

         o  management and use of toxic substances and explosives;

         o  management of natural resources;

         o exploration, development of mines, production, and post-closure reclamation;

         o  exports;

         o  price controls;

         o  taxation;

         o  mining royalties;

         o labour standards and occupational health and safety, including mine safety; and

         o  historic and cultural preservation.

         The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in Peru) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Pan American's operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

OBTAINING AND RENEWING OF GOVERNMENT PERMITS

         In the ordinary course of business, Pan American is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on Pan American's part. The duration and success of Pan American's efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. Pan American may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect Pan American's operations and profitability.

COMPLIANCE WITH LOCAL LAWS AND STANDARDS

         In some of the countries in which Pan American operates, failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse effect on Pan American's operations or business.

OPERATING HAZARDS AND RISKS

         The operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

         o  environmental hazards;

         o  industrial accidents and explosions;

         o  the encountering of unusual or unexpected geological formations;

         o  ground fall and cave-ins;

         o  flooding;

         o  earthquakes; and

         o periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

         o  environmental damage and liabilities;

         o  work stoppages and delayed production;

         o  increased production costs;

         o damage to, or destruction of, mineral properties or production facilities;

         o  personal injury or death;

         o  asset write downs;

         o  monetary losses; and

         o  other liabilities.

         Liabilities that Pan American incur may exceed the policy limits of its insurance coverage or may not be insurable, in which event Pan American could incur significant costs that could adversely affect its business, operations or profitability.

EXPLORATION AND DEVELOPMENT RISKS

         The long-term operation of Pan American's business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American's mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of Pan American's mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American's acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American's operations and profitability.

         The current proven and probable reserves on the Morococha property only provide for a two year mine life. The estimated cash flow over this two year mine life does not provide a payback for the Company's costs to acquire Argentum. For Pan American to recover these costs, inferred resources on the Morococha property must be converted to mineable reserves. There is no certainty that inferred resources will be converted to mineable reserves or that the Company's investment costs for the Morococha property will ever be paid back.

         The Morococha mine is currently dependent on the Manuelita zone for 50% of its monthly production. Barring new discoveries, this zone will be exhausted in two to three years and in order to maintain the mine's operating cost profile and silver production, a replacement for the Manuelita's zone must be found. There can be no assurance that such a replacement zone will be found or that Pan American's production estimates will be met after the third year of the mine plan.

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

SMELTER SUPPLY ARRANGEMENTS

         The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely affected.

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

         Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and tailings mitigation program at Huascacocha Lake, near the Morococha mine, has been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects, including Centromin, Soc. Minera Austria Duvaz, Soc. Minera Buquiococha and Minera Centrominas. In the event that one or more of these companies defaults on its funding obligation for the Kingsmill water treatment plant or the Huascacocha Lake tailings mitigation program, Pan American's proportionate share of the costs of such environmental projects could increase and reduce cash flow from Morococha operations.

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

         The law provides that a mine operator must grant an environmental warranty for the estimated costs associated with its mine closure plan. The law does not establish when such warranties must be in place and does not specify the form of the required warranty. However, the law indicates that a warranty may take the form of insurance, cash collateral, a trust agreement or other forms, as permitted by the Civil Code of Peru. Pan American's Huaron, Quiruvilca and Morococha mines will submit closure plans as required by the law, but until these plans have been certified and the nature and form of whatever environmental warranty is required have been determined, the impact of this law on Pan American's Peruvian mining and exploration activities cannot be determined.

HEDGING ACTIVITIES

         From time to time, the Company engages in hedging activities in connection with base metals, such as forward sales contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect the Company against low metal prices, they may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in forward sale or option contracts. As of December 31, 2004, the Company's zinc forward contract position had a negative mark-to-market value of approximately $3.59 million and its lead forward contract position as at December 31, 2004 had a negative value of approximately $1.11 million. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. The Company's current policy is to not hedge the price of silver and therefore it is fully exposed to declines in the price of silver.

EMPLOYEE RELATIONS

         Certain of Pan American's employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions. Pan American has experienced labour strikes and work stoppages in the past. There can be no assurance that Pan American will not experience future labour strikes or work stoppages.

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

         Pan American does not own any surface lands in the areas that overlie its mining concessions at the Morococha property. These surface lands belong to Centromin. Centromin also holds rights to certain sub-surface areas which may allow easier and less costly underground access to some areas of the Morococha concessions. Although the use by Argentum's previous owner, Sociedad Minera Corona S.A. ("SMC") and its predecessors of Centromin's surface lands and sub-surface rights for mining and processing operations has been exercised for decades with Centromin's acknowledgement, there is no assurance that Centromin will continue to allow unimpeded use of these surface lands and sub-surface rights by the Morococha operations. In particular, the development of the adjacent Toromocha disseminated copper system into a mine may interfere with operations on the Morococha property. In such an event, Pan American could be required to incur potentially significant costs and expense to acquire surface and sub-surface rights for its Morococha operations and could be required to cease certain Morococha operations altogether if such surface and sub-surface rights cannot be obtained for reasonable consideration.

ACQUISITIONS

         An element of the Company's business strategy is to make selected acquisitions. For example, the Company completed the acquisition of Corner Bay Silver Inc. in February 2003 and the acquisition of Argentum and the Morococha mine in August 2004. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company's acquisitions will depend upon its ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

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


                                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
--------------------------------------------------------------------------------------------------------------

Annual Information

         Selected consolidated financial information of the Company for each of the last five completed financial years is as follows:

                                           2004           2003          2002           2001           2000
                                           ----           ----          ----           ----           ----
                                                (thousands of U.S. dollars, except per share amounts)

Revenue                                $   92,896     $  45,122     $    45,093    $   37,296     $    29,931
Operating loss                            (1,887)       (7,608)        (35,229)       (8,540)        (45,878)
Net income/(loss)                          19,902       (6,794)        (33,977)       (8,077)        (45,878)
Net earnings/(loss) per share          $     0.14     $  (0.20)     $    (0.81)    $   (0.22)     $    (1.35)
- basic
                           - diluted         0.13        (0.20)          (0.81)        (0.22)          (1.35)
Cash and short-term investments            98,136        89,129          10,198         3,844           7,590
Total assets                              370,079       279,883          94,966        91,517          83,087
Total long-term financial                  68,279        73,137          19,243        11,497           8,219
liabilities
Total shareholder's equity                280,204       184,098          55,492        58,877          57,544

         Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:

                                               2004                                            2003
                           -------------------------------------------------------------------------------------------
                              Three      Three       Three        Three     Three         Three       Three       Three
                              months     months      months       months    months        months      months      months
                              ended      ended       ended        ended     ended         ended       ended       ended
                            March 31    June 30     Sept. 30     Dec. 31   March 31      June 30     Sept. 30    Dec. 31
                            --------    -------     --------     -------   --------      -------     --------    -------
                                             (in thousands of U.S. Dollars, except per share amounts)

Total Revenue              $  15,151   $ 20,950    $  27,409   $  29,386    $ 7,822     $ 12,553    $ 11,890    $ 12,857
Expenses:
  Operating costs             11,168     16,531       18,526      22,937      7,429       11,333      10,200      10,816
  Depreciation                 2,145      2,008        3,033       3,683        471          462         432       1,960
  General & Admin.               803      1,202          934       1,113        401          582         565       1,184
  Stock-based                    440        684          518         547        487          714         835         857
  compensation
  Reclamation                    302        301          302         410         61           77          75          90
  General exploration            528      1,137        1,213         960        496          492         600         955
  Investment income, net         131         72         (779)      (864)         50           49         408       (165)
  Debt settlement costs            -      1,311           53           -          -           -            -          -
  Non-controlling                  -          -          320       (141)          -           -            -          -
  interest
  Write down on                    -          -            -       2,460          -           -            -          -
  Non-producing property
  Gain on sale of assets           -     (3,583)           -    (20,164)          -           -            -          -
                           ----------------------------------------------------------------------------------------------
Income (loss) before tax        (366)     1,287        3,289      18,445     (1,573)     (1,156)     (1,225)     (2,840)
Income Tax Provision              -           -            -     (2,753)          -           -            -           -
                           ----------------------------------------------------------------------------------------------
Net income (loss) for      $    (366)  $  1,287    $   3,289   $  15,692  $  (1,573)  $  (1,156)  $  (1,225)  $  (2,840)
   the period
                           ==============================================================================================
Earnings (loss) per
   share - basic           $   (0.05)  $   0.12    $    0.05   $    0.23  $   (0.03)      (0.02)  $   (0.10)  $   (0.05)


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


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

         Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and the Consolidated Financial Statements of the Company for the years ended December 31, 2004 and 2003, set out on pages 1 through 16 and 17 through 44, respectively, of the Company's 2004 Annual Report, which are incorporated by reference herein.


                            DIRECTORS AND OFFICERS
------------------------------------------------------------------------------

         The names and municipalities of residences of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:

Name and Municipality                                                  Principal Occupation During the
of Residence                         Position with the Company         Past Five Years
------------                         -------------------------         -------------------------------

ROSS J. BEATY(4)                     Director and Chairman             Chairman of the Company
Vancouver, B.C.                      (director of the Company since
                                     September 30, 1988)

GEOFF A. BURNS(4)                    Director, President and Chief     President    and   Chief    Executive
North Vancouver, B.C.                Executive Officer (director of    Officer  of the  Company  since  July
                                     the Company since July 1, 2003    2003;  and  prior  thereto  Sr.  Vice
                                                                       President    and   Chief    Financial
                                                                       Officer   of  Coeur   D'Alene   Mines
                                                                       Corporation

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

MICHAEL LARSON(4)                    Director of the Company  since    Investment   Advisor  and  Manager  of
Seattle, Washington, U.S.A.          November 29, 1999                 Cascade   Investment  LLC  (a  private
                                                                       investment company)

MICHAEL J.J. MALONEY(1),(2),(3),(4)  Director  of the  Company  from   Private Investor
Seattle, Washington, U.S.A.          Sept.  11,  1995  to  Nov.  29,
                                     1999  and  then  re-elected  on
                                     May 15, 2000

Name and Municipality                                                  Principal Occupation During the
of Residence                         Position with the Company         Past Five Years
------------                         -------------------------         -------------------------------

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

JOHN H. WRIGHT(4)                    Director of the Company  since    President and Chief Operating  Officer
Vancouver, B.C.                      September 30, 1988                of the Company from 1998 to 2003

JOHN WILLSON(1),(2),(4)              Director since April 4, 2002      Retired  since  April  2000;  formerly
Vancouver, B.C.                                                        President and Chief Executive  Officer
                                                                       of Placer Dome Inc.


A. ROBERT DOYLE                      Chief Financial Officer           Chief Financial Officer of the Company
Vancouver, B.C.                                                        since January 2004; and prior thereto
                                                                       Senior Vice President-Mining
                                                                       Finance  and Metals Marketing with
                                                                       Standard Bank

ROBERT P. PIROOZ                     General Counsel and Secretary     General  Counsel of the Company since
Vancouver, B.C.                                                        January   2003;   and  prior  thereto
                                                                       Group  Vice  President  with  the BCR
                                                                       Group of Companies

STEVEN BUSBY                         Senior Vice President, Project    Senior   Vice   President,    Project
Vancouver, B.C.                      Development & Technical           Development  & Technical  Services of
                                     Services                          the  Company   since   August   2003;
                                                                       Principal  of S.L.  Busby  Consulting
                                                                       from  September  2001 to August  2003
                                                                       and Vice  President  Engineering  and
                                                                       Director of  Technical  Services  for
                                                                       Coeur D'Alene Mines  Corporation from
                                                                       August 1998 to September 2001

Name and Municipality                                                  Principal Occupation During the
of Residence                         Position with the Company         Past Five Years
------------                         -------------------------         -------------------------------

ANDREW POOLER                        Senior Vice President, Mining     Senior   Vice    President,    Mining
Vancouver, B.C.                      Operations                        Operations   of  the  Company   since
                                                                       September   2003;   Chief   Operating
                                                                       Officer    for    Colville     Tribal
                                                                       Enterprise  Corp.  from 2000 to 2003;
                                                                       Vice    President    Operations   for
                                                                       Greenstone  Resources  Ltd. from 1998
                                                                       to  2000;   and  prior  thereto  Vice
                                                                       President  Operations  for Amex  Gold
                                                                       1992 to 1998.

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

BRENDA RADIES                        Vice President,                   Vice President,  Corporate  Relations
West Vancouver, B.C.                 Corporate Relations               of the  Company  since May 2003;  and
                                                                       prior  thereto  Director,   Corporate
                                                                       Communications  for Placer  Dome Inc.
                                                                       from  2000  -  2003;   and   Manager,
                                                                       Corporate  Relations  for Placer Dome
                                                                       North America from 1993 - 2000.

GORDON JANG(5)                       Controller and Secretary          Controller of the Company
Vancouver, B.C.

-----------
(1)     Member of the Audit Committee
(2)     Member of the Compensation Committee
(3)     Member of the Nominating and Governance Committee
(4)     Member of the Health, Safety and Environmental Committee
(5)     Effective March 31, 2005, Mr. Jang resigned from the Company.


         The directors of the Company are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. The board currently consists of eight directors five of whom, William A. Fleckenstein , Michael Larson, Michael J.J. Maloney, Paul B. Sweeney and John Willson qualify as unrelated directors who are independent of management. The board has established four committees: the Audit Committee, the Compensation Committee, the Health, Safety and Environmental Committee and the Nominating and Governance Committee. Detailed information regarding the duties and obligations of the Audit Committee is annexed as Appendix "A" to this Annual Information Form. The board does not have an Executive Committee. The composition of the various committees as at December 31, 2004 is set forth in the preceding table.

         As at March 7, 2005, the directors and officers of the Company as a group beneficially owned, directly or indirectly, 7,959,757 common shares of the Company representing 11.9% of the issued and outstanding common shares of the Company.

         Effective March 31, 2005, Mr. Gordon Jang resigned from the Company. On April 1, 2005 Mr. Wayne Vincent joined Pan American as Controller.

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

           EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS
------------------------------------------------------------------------------

         Under Rule 4350(a) of the Nasdaq Stock Market Rules (the "Nasdaq Rules"), a foreign private issuer (as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended) may follow its home country practice in lieu of certain of the corporate governance requirements of the Nasdaq Rules. Pursuant to Rule 4350(a), the Company follows British Columbia practice with respect to quorum requirements in lieu of Nasdaq Rule 4350(f).

         Nasdaq Rule 4350(f) requires that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares, whereas the Company's articles provide that the minimum quorum for a meeting of the holders of its common shares is two individuals who are shareholders, proxyholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than one-twentieth (5%) of the issued shares of the Company carrying the right to vote. The Company's quorum requirement complies with the Business Corporations Act (British Columbia), which requires that unless the memorandum or articles otherwise provide, two shareholders entitled to vote at a meeting of shareholders, whether in person or represented by proxy, constitute a quorum. Furthermore, the rules of the Toronto Stock Exchange, upon which the Company's common shares are also listed, do not contain specific quorum requirements.

                             MARKET FOR SECURITIES
------------------------------------------------------------------------------

         The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol PAA. During the most recently completed financial year, our shares traded in a range with a low of $15.62 and a high of $25.95. The monthly trading volume and value is presented in the table below.


    Month                    Open               High                Low                 Close             Volume
    -----                    ----               ----                ---                 -----             ------
Jan 04                      $18.10             $21.57              $17.95              $19.11           4,240,716
Feb 04                      $18.75             $24.48              $18.41              $23.64           3,606,896
Mar 04                      $24.25             $24.47              $22.02              $23.40           4,794,099
Apr 04                      $24.00             $25.95              $16.80              $18.04          12,668,036
May 04                      $17.90             $19.19              $15.62              $18.82           3,923,766
Jun 04                      $18.89             $18.89              $16.28              $17.64           2,384,412
Jul 04                      $17.54             $20.30              $16.49              $18.25           2,568,238
Aug 04                      $18.25             $19.99              $16.92              $19.41           1,788,718
Sep 04                      $19.20             $21.82              $17.76              $21.56           1,749,717
Oct 04                      $21.70             $22.58              $19.84              $20.50           2,127,429
Nov 04                      $20.79             $22.55              $19.94              $21.47           1,482,493
Dec 04                      $21.50             $21.79              $18.50              $19.23           1,804,201


---------------

Source for tabulation of 2004 Monthly Aggregate Data - Stockwatch.com

                         TRANSFER AGENTS AND REGISTRAR
------------------------------------------------------------------------------

         The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

                              MATERIAL CONTRACTS
------------------------------------------------------------------------------

         The only contracts, other than material contracts entered into in the ordinary course of business that are material to the Company and that were entered into during the most recently completed financial year, or before the most recently completed financial year, but is still in effect, are:

         o  the Acquisition Agreement for Argentum dated January 20, 2004; and

         o the agreement with OAO MNPO Polimetall dated November 22, 2004 for the sale of Pan American's interest in the Dukat mine.

                            ADDITIONAL INFORMATION
------------------------------------------------------------------------------

         Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Information Circular for the Annual General Meeting of the Company held on May 11, 2004. Additional financial information is also provided in the Company's Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003 that are contained in the Company's 2004 Annual Report.

         The Company shall provide to any person, upon request to the General Counsel and Secretary of the Company:

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

         The documents listed above are also available on the SEDAR website at www.sedar.com.

                               GLOSSARY OF TERMS
------------------------------------------------------------------------------

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

"AVR" - acidification, volatilization and neutralization circuit, used to recover cyanide from barren solution resulting from the electrowinning process.

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

"epithermal" - formed by low-temperature (100 - 200(degree) C.) hydrothermal processes.

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

                                 APPENDIX "A"

              DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

A. The audit committee shall consist of three members of the board of directors, all of whom shall be unrelated directors.

B. All of the members of the audit committee shall be financially literate and at least one member of the audit committee shall have accounting or related financial expertise. For the purposes of this document, "financial literacy" means the ability to read and understand a balance sheet, an income statement and a cash flow statement and "accounting or related financial expertise" means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian Generally Accepted Accounting Principles.

C. Subject to any duties and responsibilities imposed by the board of directors, the audit committee shall have the following duties and responsibilities:

     1. to assist the board of directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practises and the integrity of the Company's internal accounting controls and information systems;

     2. to review with the auditors of the Company any audited financial statements of the Company and report thereon to the board of directors with a recommendation whether such statements should be approved by the board of directors;

     3. to review and approve unaudited interim financial statements of the Company;

     4. to review and approve the Company's MD&A and any press releases related to MD&A and annual and interim financial statements before the Company publicly discloses this information;

     5. to recommend to the board of directors the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company's independent auditors;

     6. to recommend to the board of directors the compensation to be paid to the Company's independent auditors;

     7. to review the scope and adequacy of audits to be conducted by the Company's independent auditors;

     8. adopt and annually reassess formal terms of reference for the Company's independent auditors;

     9. to oversee the work of the Company's independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;

     10. to monitor and evaluate the independence and performance of the Company's independent auditors, including actively engaging in a dialogue with the Company's independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and taking or recommending that the board of directors take, appropriate action to oversee the independence of the Company's independent auditors;

     11. to pre-approve all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services;

     12. to review all post-audit management letters containing the recommendations of the Company's independent auditors and management's response or follow-up thereto, where appropriate;

     13. to review, monitor and periodically assess the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

     14. to monitor the Company's compliance with legal and regulatory requirements related to financial reporting and disclosure;

     15. to monitor and evaluate the adequacy of the Company's internal accounting and audit procedures;

     16. to review and ensure the acceptability of the Company's accounting principles;

     17. to review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Company's independent auditor;

     18. to identify the principal financial risks of the Company and to report thereon to the board of directors;

     19. to oversee management's reporting on internal controls and to ensure that management has designed and implemented an effective system of internal controls;

     20. to establish procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

     21. to establish procedures for the confidential, anonymous submission by employees of the Company and its subsidiary of concerns regarding questionable accounting or auditing matters;

     22. to annually review and reassess the adequacy of these duties and responsibilities of the audit committee; and

     23. any other matters that the audit committee feels are important to its mandate or that the board of directors chooses to delegate to it.

D. The audit committee shall either meet (i) at least once following each of the first, second and third quarters to review and recommend approval by the board of directors of each interim report prepared for the shareholders and regulatory authorities or (ii) review such interim reports; and shall also meet at least once in each year to review and recommend approval by the board of the annual financial statements for the immediately preceding fiscal year.

E. The audit committee shall appoint a chairman from among its members who shall be an unrelated director.

F. It is the responsibility of the audit committee to maintain an open avenue of communication between itself, the independent auditors of the Company and management of the Company. In performing its role, the audit committee is empowered to investigate any matter brought to its attention, with full access to all books, records, accounts, facilities and personnel of the Company. The audit committee is also empowered to instruct and retain outside counsel or other advisors as necessary, set the pay and compensation for any such advisors and communicate directly with the Company's independent auditors at the expense of the Company.

G. The independent auditors of the Company shall report directly to the Audit Committee.

                                                                Document No. 2

                                 PAN AMERICAN
                                 SILVER CORP.
                              [GRAPHIC OMITTED]


                       Consolidated Financial Statements
                     for the Year Ended December 31, 2004

CAUTIONARY NOTE
Some of the statements in the 2004 annual report and accompanying financial statements are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

[DELOITTE GRAPHIC OMITTED]

                                                     Deloitte & Touche LLP
                                                     2800 - 1055 Dunsmuir Street
                                                     4Bentall Centre
                                                     P.O. Box 49279
                                                     Vancouver BC
                                                     V7X 1P4  Canada

                                                     Tel: (604) 669-4466
                                                     Fax: (604) 685-0395
                                                     www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Pan American Silver Corp.

We have audited the consolidated balance sheets of Pan American Silver Corp. (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.


/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 11, 2005


Comments by Independent Registered Chartered Accountants for
U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 (j) to the consolidated financial statements. Our report to the shareholders dated February 11, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.


/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 11, 2005
                                                       Member of
                                                       Deloitte Touche Tohmatsu

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(in thousands of US dollars)

                                                                                                           2004             2003
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current
  Cash                                                                                                $  28,345        $  14,191
  Short-term investments                                                                                 69,791           74,938
  Accounts receivable, net of $nil provision for doubtful accounts                                       25,757            7,545
  Inventories (Note 4)                                                                                   10,674            6,612
  Prepaid expenses                                                                                        1,684            1,289
---------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                    136,251          104,575
Mineral property, plant and equipment (Notes 3 and 5)                                                   104,647           83,574
Non-producing properties (Notes 3 and 6)                                                                125,863           83,873
Direct smelting ore (Note 4)                                                                              2,671            3,901
Other assets (Note 7)                                                                                       647            3,960
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                          $ 370,079        $ 279,883
=================================================================================================================================

Liabilities
Current
  Accounts payable and accrued liabilities (Note 8)                                                   $  20,331        $  10,525
  Advances for metal shipments                                                                              652            4,536
  Current portion of bank loans and capital lease                                                           134            2,639
  Current portion of non-current liabilities                                                                479            4,948
---------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                                21,596           22,648
Deferred revenue                                                                                              -              865
Bank loans and capital lease (Note 9)                                                                         -           10,803
Liability component of convertible debentures (Note 10)                                                     134           19,116
Provision for asset retirement obligation and reclamation (Notes 3 and 11)                               32,012           21,192
Provision for future income taxes (Note 17)                                                              33,212           19,035
Severance indemnities and commitments (Note 16)                                                           1,542            2,126
Non-controlling interest                                                                                  1,379                -
---------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                        89,875           95,785
---------------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity
Share capital (Note 12)
  Authorized: 100,000,000 common shares of no par value
  Issued:
    December 31, 2003 - 53,009,851 common shares
    December 31, 2004 - 66,835,378 common shares                                                        380,571          225,154
Equity component of convertible debentures (Note 10)                                                        633           66,735
Additional paid in capital                                                                               10,976           12,752
Deficit                                                                                               (111,976)        (120,543)
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                              280,204          184,098
---------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                            $ 370,079        $ 279,883
=================================================================================================================================
APPROVED BY THE BOARD

/s/ Ross J. Beaty                                                      /s/ Geoff A. Burns
Ross J. Beaty, Director                                                Geoff A. Burns, Director

                                                                See accompanying notes to consolidated financial statements


Pan American Silver Corp.
Consolidated Statement of Operations
As at December 31, 2004, 2003 and 2002
(in thousands of US dollars, except for shares and per share amounts)

                                                                                           2004            2003             2002
---------------------------------------------------------------------------------------------------------------------------------

Sales                                                                                 $  92,896       $  45,122        $  45,093
Cost of sales                                                                            69,162          39,778           43,161
Depreciation and amortization                                                            10,869           3,325            4,872
---------------------------------------------------------------------------------------------------------------------------------
Mine operating earnings (loss)                                                           12,865           2,019          (2,940)
---------------------------------------------------------------------------------------------------------------------------------
General and administrative, including stock-based compensation                            6,241           5,625            2,017
Exploration                                                                               3,838           2,543            1,206
Reclamation                                                                               1,315             303              860
Interest and financing expenses                                                             898           1,156              988
Write-down of non-producing property (Note 6)                                             2,460               -           27,218
---------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                                          (1,887)         (7,608)          (35,229)
Interest and other income                                                                 2,338             496            1,252
Debt settlement expenses                                                                (1,364)               -                -
Gain on sale of assets (Note 6)                                                          23,747             318                -
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and non-controlling interest                           22,834         (6,794)          (33,977)
Provision for income taxes (Note 17)                                                    (2,753)               -                -
Non-controlling interest                                                                  (179)               -                -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the year                                                        $  19,902      $  (6,794)       $ (33,977)
=================================================================================================================================

Attributable to common shareholders:

Net income (loss) for the year                                                        $  19,902      $  (6,794)       $ (33,977)
Early conversion premium on convertible debentures                                      (2,871)         (3,534)                -
Accretion of convertible debentures                                                     (8,464)               -                -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the year attributable to common shareholders                     $  8,567      $ (10,328)       $ (33,977)
=================================================================================================================================

Earnings (loss) per share

Basic                                                                                  $   0.14      $   (0.20)       $   (0.81)
Fully Diluted                                                                          $   0.13      $   (0.20)       $   (0.81)

Weighted average number of common shares outstanding

Basic                                                                                63,168,995      51,058,212       41,849,413
Fully Diluted                                                                        65,268,137      51,058,212       41,849,413

                                                                   See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Shareholders' Equity
As at December 31, 2004, 2003 and 2002
(in thousands of US dollars, except for shares)

                                                                                            Additional
                                                            Common shares     Convertible     Paid In
                                                        Shares       Amount    Debentures     Capital       Deficit      Total
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                          37,628,234    $ 130,723        $    -     $ 1,120    $ (72,966)   $ 58,877
  Issued on exercise of stock options                1,445,400        6,186             -        (84)             -      6,102
  Issued on exercise of share purchase warrants         32,250           97             -           -             -         97
  Stock-based compensation                                   -            -             -         319             -        319
  Issued for cash, net of issue costs                3,450,000       15,599             -           -             -     15,599
  Issued for purchase of mining property               231,511        1,250             -           -             -      1,250
  Issued for purchase of royalty                       390,117        3,000             -           -             -      3,000
  Issued as compensation                                69,000          253             -           -             -        253
  Issued for purchase of silver stockpiles             636,942        4,000             -           -             -      4,000
  Other                                                      -            -             -        (28)             -        (28)
  Net loss for the year                                      -            -             -           -      (33,977)    (33,977)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                          43,883,454      161,108             -       1,327     (106,943)     55,492
  Issued on exercise of stock options                1,385,502        9,312             -     (1,471)             -      7,841
  Issued on exercise of share purchase warrants        100,943          509             -           -             -        509
  Stock-based compensation                                   -            -             -       2,871             -      2,871
  Issued for acquisition of subsidiary (Note 3)      7,636,659       54,203             -           -             -     54,203
  Fair value of stock options granted (Note 3)               -            -             -       1,136             -      1,136
  Fair value of share purchase warrants (Note 3)             -            -             -       8,889             -      8,889
  Issue of convertible debentures (Note 10)                  -            -        63,201           -             -     63,201
  Convertible debentures issue costs (Note 10)               -            -             -           -       (3,272)     (3,272)
  Issued as compensation                                 3,293           22             -           -             -         22
  Accretion of convertible debentures                        -            -         3,534           -       (3,534)          -
  Net loss for the year                                      -            -             -           -       (6,794)     (6,794)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                          53,009,851      225,154        66,735      12,752     (120,543)    184,098
  Issued on exercise of stock options                  785,095        9,437             -     (3,965)             -      5,472
  Issued on exercise of share purchase warrants        544,775        1,965             -           -             -      1,965
  Stock-based compensation                                   -            -             -       2,189             -      2,189
  Issued for cash, net of issue costs                3,333,333       54,820             -           -             -     54,820
  Accretion of convertible debentures                        -            -         2,871           -       (2,871)          -
  Issued on conversion of convertible debentures     9,145,700       88,950      (68,973)           -       (8,464)     11,513
  Issued as compensation                                16,624          245             -           -             -        245
  Net income for the year                                    -            -             -           -        19,902     19,902
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                          66,835,378    $ 380,571       $   633    $ 10,976   $ (111,976)  $ 280,204
==============================================================================================================================


                                                            See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Cash Flows
As at December 31, 2004, 2003 and 2002
(in thousands of US dollars)


                                                                                           2004          2003          2002
----------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss) for the year                                                         $ 19,902     $ (6,794)     $(33,977)
Reclamation expenditures                                                                (1,347)          (61)             -
Items not involving cash
  Gain on sale of assets                                                               (23,747)         (318)             -
  Depreciation and amortization                                                          10,869         3,325         4,872
  Write-down of non-producing property and property, plant and equipment                  2,460             -        27,218
  Non-controlling interest                                                                  179             -             -
  Debt settlement expenses                                                                1,208             -             -
  Future income taxes                                                                        31             -             -
  Interest accretion on convertible debentures                                              366           595             -
  Stock-based compensation                                                                2,189         2,871           319
  Reclamation                                                                             1,315           303           860
  Operating cost provisions                                                             (1,209)           941       (4,463)
  Changes in non-cash working capital items (Note 14(a))                                (9,083)       (5,380)         4,361
----------------------------------------------------------------------------------------------------------------------------
Cash generated by (used in) operating activities                                          3,133       (4,518)         (810)
----------------------------------------------------------------------------------------------------------------------------
Financing activities
  Shares issued for cash                                                                 62,437         8,350       22,759
  Share issue costs                                                                       (180)             -         (961)
  Convertible debentures                                                                      -        86,250             -
  Convertible debentures issue costs                                                          -       (3,272)             -
  Convertible debentures payments                                                      (13,565)             -             -
  Repayment of credit line                                                                    -             -       (1,265)
  Repayment of bank loans                                                                     -             -       (2,060)
  (Repayment) proceeds of bank loans and capital lease                                 (13,308)         7,737             -
----------------------------------------------------------------------------------------------------------------------------
Cash generated by financing activities                                                   35,384        99,065        18,473
----------------------------------------------------------------------------------------------------------------------------

Investing activities
  Mineral property, plant and equipment expenditures                                   (15,367)      (16,944)       (9,651)
  Non-producing property expenditures                                                   (1,676)       (1,383)       (1,158)
  Acquisition of net assets of subsidiary, net of cash acquired                        (36,214)         2,393             -
  Proceeds from sale of assets                                                           23,747           318             -
  Sale (purchase) of short-term investments                                               5,147      (74,925)             -
----------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                                      (24,363)      (90,541)      (10,809)
----------------------------------------------------------------------------------------------------------------------------

Increase in cash during the year                                                         14,154         4,006         6,854
Cash, beginning of year                                                                  14,191        10,185         3,331
----------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                                      $ 28,345      $ 14,191      $ 10,185
============================================================================================================================
Supplemental Cash Flow Information (Note 14(b))
                                                              See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         Pan American Silver Corp., its subsidiaries and joint ventures (the "Company") are engaged in silver mining and related activities, including exploration, extraction, processing and reclamation. Silver, the primary product, is produced in Mexico and Peru, with exploration and project development activities in Argentina, Peru, Mexico and Bolivia.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 18.

         a)   Basis of presentation

              These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at December 31, 2004 are listed below. All intercompany transactions and balances have been eliminated.



Subsidiary                          Location      Ownership        Status           Operations and
                                                   interest                      Development Projects
                                                                                         Owned
---------------------------------------------------------------------------------------------------------
Pan American Silver S.A.C.            Peru               100% Consolidated     Quiruvilca mine
Compania Minera Huaron S.A.           Peru               100% Consolidated     Huaron mine
Compania Minera Argentum S.A.         Peru              86.5% Consolidated     70% Morococha mine
Compania Minera Natividad S.A.        Peru               100% Consolidated     30% Morococha mine
Plata Panamericana S.A. de C.V.      Mexico              100% Consolidated     La Colorada mine


              Certain comparative figures have been reclassified to conform to the current year's presentation.

         b)   Revenue recognition

              Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays, and are recorded as adjustments to revenue in the period of final settlement of prices, weights and assays; such adjustments have not historically been material in relation to the initial invoice amounts.

         c)   Inventories

              Dore and concentrate inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Direct smelting ore inventories are carried at the lower of average cost and net realizable value. Acquisition cost of direct smelting ore is charged to operations on a per tonne of ore sold basis (Note 4). Supplies inventory are valued at the lower of average cost and replacement cost, net of obsolescence. Inventories at December 31, 2004 included an obsolescence provision of

              $2,294,000 (2003 - $1,996,000), of which $1,807,000 was written down as part of the write-off of the Quiruvilca mine in 2002.

         d)   Mineral property, plant and equipment

              i)  Mineral property, plant and equipment

                  Costs associated with operating mineral properties, plant and equipment are carried at cost less depreciation and depletion. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations. Mineral property costs are amortized on a units-of-production basis over a property's ore reserves. Depreciation of plant and equipment is calculated on a straight-line basis over the lesser of an asset's estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

                  The carrying value of mineral properties and any related plant and equipment are reviewed periodically for impairment in value, utilizing discounted estimates of future cash flows. Any resulting write downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written off.

              ii) Non-producing properties

                  Acquisition costs of investment and mineral development properties together with costs directly related to mine development expenditures and any interest costs thereon are deferred. Exploration and development costs are expensed until the Company has a reasonable expectation that the property is capable of commercial production, supported by a positive economic analysis and approved by the Board of Directors. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.

                  The Company's policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60 per cent of design capacity or one year after substantial completion of construction activities.

         e)   Reclamation costs

              During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets. The Company adopted CICA 3110 "Asset Retirement Obligations" whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. The effect of the change was to increase the provision for assets retirement obligation and reclamation by $7,978,000 and increase the carrying value of the related assets by the corresponding amount.

              The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation. Such changes will be reflected in the accounts of the Company as they arise.

         f)   Foreign currency translation

              The Company's functional currency is the US dollar. The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of mineral property, plant and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in operating results.

         g)   Derivative financial instruments

              The Company, from time to time, uses forward sales agreements for the purpose of managing the price of anticipated metal sales. These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company. Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is sold.

              If the Company enters into contracts that do not meet the requirement for hedge accounting, the contracts are marked-to-market and any gains or losses are included in operations.

         h)   Cash

              Cash includes cash and bank deposits with an average current yield of 1.35 per cent (2003 - 1.10 per cent).

         i)   Short-term investments

              Short-term investments consist of debt securities with maturities of less than two years. These debt securities include corporate bonds with S&P rating of A- to AAA with an overall average of single A high and are classified as available for sale, which are marked-to-market at each period end.

         j)   Stock option plan

              The Company provides options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, vesting period of up to four years and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

              During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002. Stock-based compensation expense is calculated using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted.

              Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $2,189,000, $2,871,000 and $319,000 for the years ended December 31, 2004, 2003 and 2002, respectively, for stock options granted to employees and directors. These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company's share price of 58.5 per cent (2003 - 58.0 per cent; 2002 - 67.5 per cent), weighted average expected life of 2.8 years (2003 and 2002 - 3.5 years), weighted average annual risk free rate of 3.80 per cent (2003 - 4.03 per cent; 2002 - 4.16 per cent). The option valuation determined by the model was $4.04 (2003 - $2.74; 2002 - $4.75) per option.

         k)   Earnings (loss) per share

              Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the year.

              The diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

              For securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings per share. For settlements in common shares, the if-converted method is used, which requires that returns on convertible senior equity instruments and income charges applicable to convertible financial liabilities be added back to net loss, net loss be adjusted for any non-discretionary changes that would arise from the assumed conversion, and that the convertible securities are assumed to be converted at the beginning of the period (or at the time of issuance, if later).

              Potentially dilutive securities totaling 2,099,142 shares for 2004 (666,746 and 1,432,396 shares arising from outstanding stock options and share purchase warrants, respectively) were included in the diluted earnings per share calculation while dilutive securities totaling 11,798,928 and 952,879 shares for 2003 and 2002, respectively, have been excluded from the calculation, as their effect would be anti-dilutive.

         l)   Convertible debt instruments

              The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accreted by way of charge to earnings with a corresponding credit to the liability and interest payments are applied against the accrued liability. Accretion of the equity component is recorded as a direct charge to the deficit. Financing costs related to the placement of the convertible debt are charged to the deficit.

         m)   Income taxes

              The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantially enacted tax rates applicable for future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

3.       BUSINESS ACQUISITIONS

         Morococha mining assets

         On August 26, 2004, the Company acquired a 80.7 per cent interest in Compania Minera Argentum S.A. ("Argentum"), which owns 70.0 per cent of the Morococha mine in central Peru, for $34,620,000 by way of a public offering for Argentum's common shares through the Lima Stock Exchange. The Company also acquired Compania Minera Natividad S.A. ("Natividad") for $1,500,000, which owns 30.0 per cent of the Morococha mine and holds numerous adjacent mineral concessions and a primary processing facility. Subsequent to the acquisition, the Company purchased an additional 2.0 percent interest by acquiring investment shares for $625,000.

         The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.

         The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:


                                                                                               As at
                                                                                            June 30,
                                                                                                2004
                  ----------------------------------------------------------------------------------
                  Fair value of net assets acquired
                    Current assets (including cash of $657,000)                        $       7,555
                    Mineral property, plant and equipment                                     16,745
                    Non-producing properties                                                  40,472
                  ----------------------------------------------------------------------------------
                                                                                              64,772
                  Less:
                    Accounts payable and accrued liabilities                                  (3,937)
                    Provision for asset retirement obligation and reclamation                 (8,618)
                    Future income tax liability                                              (14,146)
                    Non-controlling interest                                                  (1,200)
                  Total purchase price                                                 $      36,871
                  ==================================================================================
                  Consideration paid is as follows:
                      Cash                                                             $      36,120
                      Acquisition costs                                                          751
                  ----------------------------------------------------------------------------------
                                                                                       $      36,871
                  ==================================================================================

         The purchase consideration for the mining assets of Argentum and Natividad exceeded the carrying value of the underlying assets for tax purposes by $54,945,000. In addition, the Company recorded a provision for future reclamation and restoration costs in amount of $8,618,000. These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes. However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $14,146,000 was also applied to increase the carrying value of the non-producing properties.

         Corner Bay Silver Inc.

         On February 20, 2003, the Company acquired a 100 per cent interest in Corner Bay Silver Inc. ("Corner Bay"). The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company ( "Pan American shares"), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the "Pan American warrants") to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay. The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30. The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant. The Pan American warrants were valued using an option pricing model assuming a weighted average volatility of the Company's share price of 35.0 per cent and a weighted average annual risk free rate of 4.16 per cent.

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

         The acquisition was accounted for using the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:


                                                                                              As at
                                                                                       February 20,
                                                                                               2003
                  ---------------------------------------------------------------------------------
                  Fair value of net assets acquired
                      Current assets (including cash of $2,393,000)                    $      2,512
                      Mineral property, plant and equipment                                   2,500
                      Non-producing properties                                               79,008
                      Other assets                                                               29
                  ---------------------------------------------------------------------------------
                                                                                             84,049
                  Less:
                      Current liabilities                                                      (104)
                      Provision for future income tax liability                             (19,035)
                  ---------------------------------------------------------------------------------
                  Total Purchase Price                                                 $     64,910
                  =================================================================================
                  Consideration paid is as follows:
                      Common shares                                                    $     64,228
                      Acquisition costs                                                         682
                  ---------------------------------------------------------------------------------
                                                                                       $     64,910
                  =================================================================================

         The purchase consideration of $64,228,000 for 100 per cent of Corner Bay exceeds the carrying value of the net assets acquired by $54,108,000, which was applied to increase the carrying value of the mineral properties. The excess amount did not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $19,035,000 was also applied to increase the carrying value of the non-producing properties.

4.       INVENTORIES


         Inventories consist of:
                                                                                      2004            2003
----------------------------------------------------------------------------------------------------------
         Concentrate inventory                                                   $   3,827      $    4,474
         Direct smelting ore                                                         3,121           4,350
         Dore inventory                                                              2,168             217
         Materials and supplies                                                      4,229           1,472
----------------------------------------------------------------------------------------------------------
                                                                                    13,345          10,513
         Less: non-current direct smelting ore                                      (2,671)         (3,901)
----------------------------------------------------------------------------------------------------------
                                                                                 $  10,674      $    6,612
==========================================================================================================

         Under an agreement relating to direct smelting ore entered into in 2002 the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles. The consideration paid was $4,500,000 and a one-third operating cash flow interest after the Company recovers $4,500,000 of operating costs, deemed taxes and interest on the acquisition cost. In December 2004, the Company recorded a charge against income of $61,000 relating to the operating cash flow interest.

         Under a second agreement with Volcan, the Company has an option to acquire a 60 per cent interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending November 8, 2005. In the twelve-months following this three-year period, the Company may increase its interest to 100 per cent by paying Volcan $3,000,000 and granting Volcan a 7.0 per cent royalty on commercial production from the stockpiles. In December 2004, the Company extended this agreement to December 31, 2006 at a cost of $304,000.

         As at December 31, 2004, the Company has not made any expenditures pursuant to this agreement.

5.       MINERAL PROPERTY, PLANT AND EQUIPMENT

         Mineral property, plant and equipment consist of:

                                                December 31, 2004                          December 31, 2003
                                                  Accumulated                                 Accumulated
                                      Cost        amortization       Net           Cost       amortization       Net
--------------------------------------------------------------------------------------------------------------------------
Mineral properties
--------------------------------------------------------------------------------------------------------------------------
  Morococha mine, Peru                 $   9,693      $   (169)      $   9,524       $     -        $      -       $    -
  La Colorada mine, Mexico                 4,153          (421)          3,732         4,153            (44)        4,109
  Huaron mine, Peru                            1              -              1             1               -            1
--------------------------------------------------------------------------------------------------------------------------
                                          13,847          (590)         13,257         4,154            (44)        4,110
--------------------------------------------------------------------------------------------------------------------------
Plant and equipment
  Morococha mine, Peru                     8,515        (1,930)          6,585             -               -            -
  La Colorada mine, Mexico                23,514        (2,420)         21,094        21,743           (703)       21,040
  Huaron mine, Peru                       19,389        (7,659)         11,730        19,852         (6,355)       13,497
  Quiruvilca mine, Peru                    6,523        (6,523)              -         6,212         (3,769)        2,443
  Other                                      706          (503)            203         2,567               -        2,567
--------------------------------------------------------------------------------------------------------------------------
                                          58,647       (19,035)         39,612        50,374        (10,827)       39,547
--------------------------------------------------------------------------------------------------------------------------
Mine development and other
  Morococha mine, Peru                         9              -              9             -               -            -
  La Colorada mine, Mexico                27,181        (2,420)         24,761        20,482           (725)       19,757
  Huaron mine, Peru                       34,238        (8,380)         25,858        27,294         (4,871)       22,423
  Quiruvilca mine, Peru                   19,078       (18,093)            985        19,264        (21,707)      (2,443)
  Other                                      198           (33)            165           664           (484)          180
--------------------------------------------------------------------------------------------------------------------------
                                          80,704       (28,926)         51,778        67,704        (27,787)       39,917
--------------------------------------------------------------------------------------------------------------------------
                                      $  153,198     $ (48,551)      $ 104,647     $ 122,232     $  (38,658)      $83,574
==========================================================================================================================


         Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful lives ranging from five to twenty years or estimated ore reserves. Mine development is amortized over the estimated ore reserves.

         On October 23, 2003, the Company purchased an existing 3.0 per cent net smelter royalty on its Huaron silver mine for cash consideration of $2,500,000.

         During 2004 the Company spent $6,306,000 to expand the oxide mine and various other mine upgrades after completing a $20,693,000 in expansion at the La Colorada mine in 2003. Commercial production for accounting purposes commenced on January 1, 2004.

         During the fourth quarter 2004, the Company wrote-off the $2,460,000 carrying value of certain assets acquired as part of the acquisition of Corner Bay Silver Inc., which were considered unnecessary for the development of the property.

6.       NON-PRODUCING PROPERTIES

         Non-producing properties consist of:


                                                                         2004              2003
------------------------------------------------------------------------------------------------
Non-producing properties
  Morococha, Peru                                                   $  40,472        $        -
  Alamo Dorado, Mexico                                                 81,692            80,076
  Manantial Espejo, Argentina                                           2,012             2,012
  Other                                                                 1,687             1,785
------------------------------------------------------------------------------------------------
                                                                    $ 125,863        $   83,873
================================================================================================

         Morococha, Peru

         The Company holds a number of mining concessions as part of the acquisition of the Morococha mine (Note 3).

         Alamo Dorado, Mexico

         On February 20, 2003, the Company acquired a 100 per cent interest in the Alamo Dorado silver-gold deposit located in the State of Sonora, Mexico.

         Manantial Espejo, Argentina

         On March 4, 2002, the Company acquired a 50.0 per cent interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources Ltd., which holds the other 50.0 per cent. The purchase price was 231,511 common shares of the Company valued at $1,250,000, cash of $662,433 and a further cash payment of $100,000 to eliminate a 1.2 per cent NSR royalty on the property. All acquisition costs have been capitalized while exploration costs have been charged to operations.

         At December 31, 2004, the Company's share of the net liabilities of the joint venture was $58,000 (2003 - $260,000). During the year the joint venture expended approximately $5,274,000 on exploration activities which was funded by the joint venture partners (approximately $2,637,000 each).

         Other properties consist of:

         The Company holds a 100% interest in the Waterloo and Hog Heaven properties located in the United Sates.

         San Vicente, Bolivia

         On December 1, 2001, the Company and Comibol entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes of ore during the life of the contract. The Company received the greater of $13,000 per month, a 4 per cent net smelter return royalty or depending on metal prices, 20 per cent - 30 per cent of net cash flow. The Company extended the contract with EMUSA to continue with small scale operation for an additional year, which concluded at the end of 2004

         On November 10, 2003, the Company entered into a separate agreement with EMUSA giving EMUSA the right to earn a 49 per cent interest in the Company's Bolivian subsidiary, Pan American Silver (Bolivia) S.A. EMUSA can earn its share by financing the next $2,500,000 in project expenses, including a feasibility study. As at year ended December 31, 2004 EMUSA has spent $2,054,000 towards the earn-in interest, including $1,105,000 owing to the Company.

         Dukat, Russia

         On November 21, 2004, the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia to a maximum amount of $43,000,000. The Company received $20,500,000 in cash and may receive up to $22,500,000 in contingent future payments. The future payments are to be made annually based on the yearly average silver price, and the range is from no payment, if the yearly silver price for the preceding year is less than $5.50 per ounce to $8,000,000, if the average silver price for the preceding year exceeds $10.00 per ounce. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events. The Company had previously written-off the property in 2000 and as a result, recognized a $20,165,000 gain, net of $335,000 in transaction related costs, from this sale. The contingent future payments will be recognized into income as they are received.

         Quiruvilca, Peru

         On June 28, 2004, the Company completed the sale of a package of surplus lands and mineral rights in the vicinity of the Quiruvilca mine for $3,650,000 and has recognized a gain of $3,582,000 as a result of this sale.

         Collectively, the Company recognized a gain of $23,747,000 from the sale of the Dukat property and the sale of surplus lands and mineral rights.

7.       OTHER ASSETS

         Other assets consist of:

                                                                                2004           2003
----------------------------------------------------------------------------------------------------
Prepaid taxes                                                                  $   -        $ 2,441
Long-term receivable                                                             138          1,414
Reclamation bonds                                                                105            105
Other                                                                            404              -
----------------------------------------------------------------------------------------------------
                                                                              $  647        $ 3,960
====================================================================================================


         Prepaid taxes consisted of non-current IGV and various other taxes, including tax on assets. During 2003 and 2004, the Company prepaid $1,186,000 of tax on assets to the Peruvian tax authorities which can be applied against future income taxes. The tax on assets was repealed and the taxes paid in 2003 may be refunded. As at December 31, 2004, the prepaid taxes have been reclassified as current.

         In December 2004, an agreement was reached whereby the balance of future power credits included in long-term receivable of $539,000 was forgiven in exchange for an extension to December 31, 2006 for the right to earn a 60 per cent interest in certain silver-bearing stockpiles (Note 4). The value for the extension was $304,000 and a charge of $539,000 was recognized for power credits forgiven. The remaining $843,000 of deferred income relating to future power credits was recognized into income. At December 31, 2003, the balance of the future power credits was $959,000 of which $94,000 was current and reflected in current liabilities.

         On March 15, 2004, the Company sold its interest in the Tres Cruces property in Peru in exchange for 3,500,000 common shares (December 31, 2004 market value - $1,225,000) of New Oroperu Resources Inc. valued at the same carrying value of the Tres Cruces property.

8.       CURRENT LIABILTIES

         Accounts payable and accrued liabilities consist of:

                                                                              2004          2003
-------------------------------------------------------------------------------------------------
Trades accounts payable                                                   $ 12,153       $ 8,781
Payroll and related benefits                                                 4,196         1,203
Income taxes and other                                                       2,377           422
Royalties                                                                    1,259            29
Provisions and other liabilities                                               346            90
-------------------------------------------------------------------------------------------------
                                                                          $ 20,331      $ 10,525
=================================================================================================

         In June 2004, the Peruvian congress passed a new 1.0 per cent mining royalty tax on all revenue from mining operations in Peru. During 2004 certain mining operations in Peru became taxable and are subject to both workers participation tax and Peruvian income tax. For the year ended December 31, 2004, the Company has accrued $997,000 for mandatory workers participation tax.

         The Company is obligated to make an annual payment (the "Royalty Fee") until May 15, 2009. The Royalty Fee is equal to 20 per cent multiplied by the average silver price for the previous calendar year less $4.75, multiplied by the annual production from the La Colorada mine and multiplied by the scheduled IFC loan balance at the end of the year divided by $9,500,000. The Royalty Fee is capped such that the maximum payable is $2,800,000. As at December 31, 2004 the Company accrued $695,000 (2003 - $29,000) for the Royalty Fee.

8.       BANK LOANS AND CAPITAL LEASE

Bank loans and capital lease consist of:

                                                                               2004           2003
---------------------------------------------------------------------------------------------------
Huaron pre-production loan facility                                           $   -        $ 3,521
La Colorada IFC project loan                                                      -          9,500
---------------------------------------------------------------------------------------------------
                                                                                  -         13,021
                                                                                  -        (2,625)
---------------------------------------------------------------------------------------------------
                                                                                  -         10,396
---------------------------------------------------------------------------------------------------

Capital lease                                                                   134            421
Current portion                                                               (134)           (14)
---------------------------------------------------------------------------------------------------
                                                                                  -            407
---------------------------------------------------------------------------------------------------
                                                                              $   -       $ 10,803
===================================================================================================

         During 2004 the Company repaid the balance of the Huaron pre-production loan. The loan bore interest at 6-month LIBOR plus 3.0 per cent and was repayable in monthly installments of $135,000 until February 2006. In 2004, $114,000 of interest was paid on this loan.

         During 2004 the Company repaid the $9,500,000 IFC project loan. The loan bore interest at 6-month LIBOR plus 3.50 per cent until certain technical and financial tests were achieved, and 6-month LIBOR plus
         3.25 per cent thereafter and was repayable in semi-annual installments of $1,000,000, commencing November 15, 2004 until May 15, 2009.

         During 2004 the Company paid $229,000 (2003 - $334,500) to the IFC for interest and financing costs of which $Nil (2003 - $89,500) was reflected in accounts payable and accrued liabilities as at December 31, 2003. The costs incurred in 2003 were capitalized as part of pre-operating costs.

         The Company entered into a capital lease for the purchase of mining equipment for the La Colorada project. The capital lease bears interest at 6.0 per cent per annum, payable in semi-annual payments over 5 years. The balance of the capital lease will be repaid in 2005.

10.      CONVERTIBLE DEBENTURES

         On July 30, 2003, the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the "Debentures"), which mature on July 31, 2009. The Debentures bear interest at a rate of 5.25 per cent per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004. The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash. The Company incurred $3,272,000 of debt issue expenses, which were charged to the deficit.

         The Debentures are convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the "Conversion Price"). The Company may not redeem the Debentures prior to July 31, 2006. After July 31, 2006, the Company may redeem the Debentures provided that the Company's common shares trade at 125 per cent or more of the Conversion Price. The Debentures are classified as a compound financial instrument for accounting purposes as they contain a right to convert into equity of the Company.

         The Debentures were being accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The value of the Debentures was comprised of a $35,357,000 fair value of the Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder's option to convert the principal balance into common shares. These components have been measured at their respective fair values on the date the Debentures were issued. The $23,049,000 fair value of the future interest payments was classified as a liability and the $63,201,000 fair value of the Debentures and the conversion option have been classified in shareholders' equity. Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures is charged to deficit and the periodic accretion of the future interest payments is charged to operations. For the year ended December 31, 2004, the Company recorded accretion of $2,871,000 (2003 - $3,534,000) related to the Debentures and $366,000 (2003 - $595,000) accretion expense was charged to operations with a credit to the liability component of the Debentures.

         During the period between April 7, 2004 and May 21, 2004 the Company offered an inducement (the "Offer") to the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures. Pursuant to this Offer the Company issued 9,135,043 common shares and made cash payments totaling $11,213,000 to the holders of $85,431,000 principal amount of the Debentures. The cost of this Offer was allocated based on the respective fair values of the debt and equity components at the date of redemption. The redemption of the Debentures resulted in a loss on redemption of the debt component of the Debentures of $1,364,000, while the redemption of the equity component of the Debentures resulted in a $8,464,000 charge to the deficit.

         As at December 31, 2004, the fair value of the outstanding Debentures was $767,000 (principal balance -$717,000), which includes the fair value ascribed to the holder's option to convert the principal balance into common shares.

11.      PROVISION FOR ASSET RETIREMENT OBLIGATION AND RECLAMATION

         Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available including closure plans and applicable regulations.

         The total undiscounted amount of estimated cash flows required to settle the Company's asset retirement obligations is $40,960,000 (2003 - $27,531,000) which has been discounted using a discount rate of 7.6 per cent. Reclamation obligations at the Quiruvilca mine of $15,320,000 are expected to be paid over the next six years. The remainder of the obligations is expected to be paid within the next fifteen years. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates due to changes in closure plans or applicable regulation will be made prospectively, with a corresponding charge to the asset's carrying value.

         A summary of the Company's provision for asset retirement obligation and reclamation is presented below:


Balance at December 31, 2002                                                            $ 20,950
Reclamation expenditures                                                                    (61)
Accretion                                                                                    303
-------------------------------------------------------------------------------------------------
Balance at December 31, 2003                                                              21,192
Reclamation expenditures                                                                 (1,347)
Accretion                                                                                  1,315
Changes in estimates                                                                       2,234
Amounts arising from business acquisition                                                  8,618
-------------------------------------------------------------------------------------------------
Balance at December 31, 2004                                                            $ 32,012
=================================================================================================

12.      SHARE CAPITAL

         a) Transactions concerning stock options and share purchase warrants are summarized as follows:

                                                               Incentive                    Share Purchase
                                                           Stock Option Plan                   Warrants               Total
                                                       -------------------------       -----------------------
                                                          Shares         Price           Shares         Price        Shares
                                                          ------         -----           ------         -----        ------
              Outstanding, December 31, 2001           3,045,300           $4.27        669,360          $3.26    3,714,660
              Year ended December 31, 2002
                Granted                                  103,360     $5.39-$6.12              -              -      103,360
                Exercised                             (1,445,400)    $3.17-$7.70        (32,250)         $3.00   (1,477,650)
                Expired                                 (522,900)          $5.86              -              -     (522,900)
                Cancelled                                (15,000)          $3.17              -              -     (15,000)
                                                       ----------    -----------      ----------   -----------    ----------
              Outstanding, December 31, 2002           1,165,360           $3.89        637,110          $3.26    1,802,470
              Year ended December 31, 2003
                Granted                                2,214,847     $3.51-$9.26      3,818,329          $9.26    6,033,176
                Exercised                             (1,385,502)    $3.51-$9.26       (100,943)   $5.00-$9.26   (1,486,445)
                Cancelled                                (15,000)          $7.79              -              -      (15,000)
                                                       ----------    -----------      ----------   -----------    ----------
              Outstanding, December 31, 2003           1,979,705           $6.69      4,354,496          $8.56    6,334,201
              Year ended December 31, 2004
                Granted                                  570,000   $12.00-$18.73              -              -      570,000
                Exercised                               (785,095)   $4.16-$13.73       (544,679)    $3.89-9.98   (1,329,774)
                Expired                                   (1,036)    $7.70-$9.98              -              -       (1,036)
                Cancelled                                (80,000)          $8.14              -              -      (80,000)
                                                       ----------    -----------      ----------   -----------    ----------
              Outstanding, December 31, 2004           1,683,574           $9.90      3,809,817          $9.98     5,493,391
                                                       ==========    ===========      ==========   ===========    ==========

         The Company has reserved 3,920,260 common shares available for the future grant of stock options.

                  The following table summarizes information concerning stock options outstanding as at December 31, 2004:


                                                            Options Outstanding                      Options Exercisable
                                                ----------------------------------------     ------------------------------
                                                                   Weighted
                                                   Number           Average                     Number
                                                 Outstanding       Remaining    Weighted      Exercisable          Weighted
                                     Year           as at         Contractual    Average         as at              Average
                  Range of            of          December           Life        Exercise      December            Exercise
               Exercise Prices      Expiry        31, 2004         (months)       Price        31, 2004              Price
               ---------------     --------     ------------     ------------  ----------    ------------          ---------
                 $4.16-$8.11         2006          124,666           16.36      $  5.32           88,000           $  4.16
                 $8.04-$8.40         2007          370,000           34.71         8.34          370,000              8.34
                $6.83-$12.00         2008          491,908           41.88         8.48          101,908              9.61
                $13.73-$18.73        2009          480,000           51.69        16.35          170,000             16.56
                    $4.16            2010          217,000           71.47         4.16          217,000              4.16
                                                 ---------           -----      -------          -------           -------
                                                 1,683,574           45.03      $  9.90          946,908           $  8.07

         b)   During the year ended December 31, 2004, the Company:

              i) issued 3,333,333 common shares for gross proceeds of $55,000,000 less share issue expenses of $180,000;

              ii) issued 9,145,700 common shares at a deemed value of
                  $88,950,000 on the induced conversion of $85,431,000 principal amount of the convertible debentures; and

              iii)issued 16,624 common shares at a value of $245,000 for compensation expense.

         c)   During the year ended December 31, 2003, the Company:

              i) issued 7,636,659 common shares to acquire a 100 per cent interest in Corner Bay Silver Inc. The common shares issued were valued at $54,203,000; and

              ii) issued 3,293 common shares at a value of $22,000 recorded as compensation expense.

13.      FINANCIAL INSTRUMENTS

         Fair value

         The Company's financial instruments, excluding the debentures disclosed in Note 9, include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, a capital lease and advances for metal shipments. The carrying value of these instruments approximates their fair value due to their immediate or short-term maturity.

         Concentration of Credit Risk

         In 2004, the Company's six customers (2003 and 2002 - six and five customers, respectively) accounted for 100per cent of concentrate and Dore sales revenue. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

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

         During 2004, the Company settled on 16,260 tonnes of zinc sold at an average price of $943 per tonne and 10,290 tonnes of lead sold at an average price of $728 per tonne. The Company realized a net loss of $3,312,000 from the settlement of these forward sales.

         As at December 31, 2004 the Company had sold forward 22,200 tonnes of zinc at an average price of $1,092 per tonne and 4,000 tonnes of lead at an average price of $726 per tonne. These forward sales represent approximately 62 per cent and 22 per cent of anticipated 2005 production of zinc and lead, respectively, and will be realized between January 2005 and December 2005. At December 31, 2004 these contracts have a negative market value of a $4,707,000.

         As at December 31, 2004, the Company had fixed the price of 800,000 ounces of silver from the fourth quarter's silver production which is due to be priced in January and February 2005 under the Company's concentrate contracts. The price fixed for these ounces averaged $7.40 per ounce while the spot price of silver was $6.81 on December 31, 2004. As a result, the Company has recorded additional revenue on these silver sales at the hedged price which was $473,000 higher than the spot price.

14.      SUPPLEMENTAL CASH FLOW INFORMATION

         a)  CHANGES IN NON-CASH WORKING CAPITAL ITEMS

                                                                         2004          2003           2002
-----------------------------------------------------------------------------------------------------------
Changes in non-cash working capital items
  Accounts receivable                                               $(13,970)     $ (2,348)        $ 1,439
  Inventories                                                           2,652       (1,975)        (1,592)
  Prepaid expenses                                                      (349)         1,908          3,337
  Accounts payable and accrued liabilities                              6,416       (4,702)          3,197
  Advances for metal shipments                                        (3,884)         2,378        (1,913)
  Current portion of non-current liabilities                               52         (641)          (107)
-----------------------------------------------------------------------------------------------------------
                                                                    $ (9,083)     $ (5,380)        $ 4,361
===========================================================================================================

         b)   SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
              ACTIVITIES


                                                                         2004          2003           2002
-----------------------------------------------------------------------------------------------------------

Shares issued on conversion of convertible debentures (Note) 10)     $ 88,950     $       -         $      -
Exchange of mineral property for marketable securities                    404             -                -
Shares issued for purchase of direct smelting one stockpile                 -             -            4,500
Shares issued for purchase of royalty                                       -             -            3,000
Shares issued for acquisition of subsidiary (Note 3)                        -        54,203                -
Shares issued for purchase of mineral property                              -             -            1,250
Shares received in exchange for Tres Cruces option agreement                -             -                1
Shares purchase warrants issued on acquisition of subsidiary (Note 3)       -         8,889                -
Stock options granted on acquisition of subsidiary (Note 3)           $     -      $  1,136          $     -

Operating activities included the following cash payments
  Interest paid                                                       $ 2,663      $    561          $   988
  Income taxes paid                                                   $ 1,249      $    510          $     -


15.      SEGMENTED INFORMATION

         Substantially all of the Company's operations are within the mining sector and the Company has activities in six countries. Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and activities independently. The Corporate office provides support infrastructure to the mining and exploration activities with respect to financial, human resource and technical support.

         Segmented disclosures and enterprise-wide information are as follows:


                                                    Mining and development        Investment and                    2004
                                                     Mexico         Peru            exploration    Corporate       Total
--------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                       $  11,938      $ 84,401         $      -    $  (3,443)     $ 92,896
Gain on sale of assets                                        -         3,583           20,164             -       23,747
Interest and other income                                    10           213              822         1,293        2,338
Interest and financing expenses                           (229)         (304)                -         (365)        (898)
Exploration                                                (84)         (172)          (3,582)             -      (3,838)
Depreciation and amortization                           (3,788)       (7,055)                -          (26)     (10,869)
Net income (loss)                                       (5,245)        18,271           17,358      (10,482)       19,902
--------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment expenditures                6,378         8,943               10            36       15,367
Segment assets                                        $  55,702     $ 136,432       $   87,611      $ 90,334    $ 370,079



                                                    Mining and development        Investment and                     2003
                                                     Mexico         Peru            exploration     Corporate       Total
--------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                         $     -     $  45,122         $       -       $    -     $ 45,122
Gain on sale of assets                                        -             -                 -          318          318
Interest and other income                                     -         (402)               581          318          497
Interest and financing expenses                               -         (561)                 -        (595)      (1,156)
Exploration                                               (172)         (202)           (2,063)        (106)      (2,543)
Depreciation and amortization                                 -       (3,306)                 -         (19)      (3,325)
Net income (loss)                                         (172)           638           (1,483)      (5,777)      (6,794)
--------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment expenditures               11,436         5,467                 -           41       16,944
Segment assets                                        $  47,501     $  57,254       $    86,656     $ 88,472    $ 279,883


                                                    Mining and development        Investment and                     2002
                                                    Mexico          Peru            exploration      Corporate      Total
---------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                       $  1,545      $  42,588        $       -       $   960      $ 45,093
Interest and other income                                    1            813              174           264         1,252
Interest and financing expenses                              -          (988)                -             -         (988)
Exploration                                              (152)           (11)          (1,043)             -       (1,206)
Depreciation and amortization                            (235)        (4,617)                -          (20)       (4,872)
Net loss                                                 (669)       (29,662)            (758)       (2,888)      (33,977)
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment expenditures               7,654          1,976                -            21         9,651
Segment assets                                       $  34,964      $  51,676       $    4,548      $ 11,757      $102,945


                                                                      Revenue                        Mineral property, plant
                                                                                                          and equipment
                                                         2004           2003         2002             2004            2003
------------------------------------------------------------------------------------------------------------------------------
Peru                                                $  84,401       $ 45,122      $42,588           $ 93,659      $ 36,436
Canada                                                (3,443)              -          960                 57            62
Mexico                                                 11,938              -        1,545            133,581       127,734
United States                                               -              -            -              1,194         1,194
Argentina                                                   -              -            -              2,012         2,012
Bolivia                                                     -              -            -                  7             9
                                                    $  92,896       $ 45,122      $45,093          $ 230,510      $167,447
===========================================================================================================================

         Interest and other income consists of:

                                                                                            2004         2003        2002
--------------------------------------------------------------------------------------------------------------------------
Revenue from third parties                                                                $  813       $  563      $  170
Investment income, net                                                                     1,334          403         269
Power credits                                                                                109           36         326
Other revenue and expenses                                                                    82        (506)         187
Sale of royalty                                                                                -            -         300
--------------------------------------------------------------------------------------------------------------------------
                                                                                         $ 2,338       $  496     $ 1,252
==========================================================================================================================

16.      SEVERANCE INDEMNITIES AND COMMITMENTS


Severance indemnities and commitments
                                                                                            2004         2003
--------------------------------------------------------------------------------------------------------------
Severance indemnities                                                                     $  569       $  803
Employee benefits liability                                                                  927          562
Other provision and non-current liabilities                                                  788        1,181
--------------------------------------------------------------------------------------------------------------
                                                                                           2,284        2,546
Less: current portion                                                                      (742)        (420)
--------------------------------------------------------------------------------------------------------------
                                                                                         $ 1,542      $ 2,126
==============================================================================================================

         The Company has an obligation to its Peruvian employees for severance indemnities. At December 31, 2004 the obligation amounted to $569,000 (2003 - $803,000) and the current portion of this obligation amounted to $171,000 (2003 - $242,000).

         As at December 31, 2004, the Company had accrued a $927,000 (2003 - $562,000) liability for unpaid 1997 to 2000 hospital and social security taxes. The amount outstanding accrues interest at 6 per cent per annum and is to be repaid over a ten-year period ending in 2012. A portion of this liability amounting to $126,000 (2003 - $84,000) is reflected in current liabilities.

         As at December 31, 2004, the Company has provisions and other non-current liabilities totaling $788,000 (2003 - $1,181,000) of which $445,000 (2003 - $Nil) is current.

         As at December 31, 2004, the Company has outstanding commitments of $3,515,000 for capital expenditures at the Alamo Dorado and Manantial Espejo development projects.

         The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established provisions for matters that are probable and can be reasonably estimated, which are included within current liabilities. The total value of claims against the Company does not exceed $5 million.

17.      INCOME TAXES

         The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the income before tax provision due to the following:


                                                                                             2004         2003         2002
----------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                          35.6%        37.6%        39.6%
(Provision) recovery of income taxes computed at statutory rates                        $ (8,532)      $ 2,653     $ 13,454
Non-deductible expenses                                                                     (779)      (1,088)        (126)
Effect of tax benefits not previously recognized                                            7,179            -            -
Effect of write-down of non-producing property not recognized in the period                     -            -       (2,957)
Effect of lower tax rates in foreign jurisdictions                                          6,648         (98)       (4,818)
Tax benefit not recognized in the period that the loss arose                              (7,269)      (1,467)       (5,553)
----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                              $ (2,753)      $     -     $      -
============================================================================================================================

         The tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities have been determined and are set out in the following table.


                                                                                                 2004         2003
-------------------------------------------------------------------------------------------------------------------
Excess of tax value of mineral property, plant and equipment over book value                  $ 7,626      $ 6,481
Excess book value of liability over tax value                                                   9,541        6,357
Capital losses and other                                                                        5,130            -
Canadian resource pools                                                                         2,689        2,689
Operating loss carryforwards                                                                   25,022       23,336
-------------------------------------------------------------------------------------------------------------------
Total future income tax asset                                                                  50,008       38,863
Less: valuation allowance                                                                    (34,005)     (24,353)
-------------------------------------------------------------------------------------------------------------------
Net future income tax asset                                                                    16,003       14,510
Excess book value of mineral property, plant and equipment over tax value                    (49,215)     (33,545)
-------------------------------------------------------------------------------------------------------------------
Net future income tax liability                                                            $ (33,212)   $ (19,035)
===================================================================================================================

         Changes in the valuation allowance relate primarily to net operating losses which are not currently recognized. The Company has reviewed its future income tax assets and has not recognized potential tax benefits arising therefrom because at this time management believes it is more likely than not that benefits will not be realized in future years.

         Income taxes consist of:

                                                                                       2004         2003        2002
---------------------------------------------------------------------------------------------------------------------
Income taxes - current                                                           $  (2,723)         $  -        $  -
Income taxes - future                                                                  (30)            -           -
---------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                       $  (2,753)         $  -        $  -
=====================================================================================================================

         At December 31, 2004 the Company had the following operating loss carry forwards available for tax purposes:

                                                 Amount                Expiry
         Canada                             $26,834,000             2006-2011
         Peru                               $12,496,000             2005-2007
         Cyprus                             $17,043,000            Indefinite
         Mexico                             $32,803,000             2005-2014
         Argentina                             $841,000             2005-2009
         Bolivia                             $1,789,000            Indefinite

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

                                                                                 December 31, 2004
                                                                       Total           Total       Shareholders'
Consolidated Balance Sheets                                            assets       Liabilities       Equity
-----------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                                          $ 370,079      $  89,875      $ 280,204
Amortization of mineral property (a)                                    (1,700)          (595)        (1,105)
Deferred exploration (a)                                                (1,825)              -        (1,825)
Increase in depletion expense (d)                                       (2,551)          (765)        (1,786)
Reclassify convertible debentures (b)                                         -            633          (633)
Other comprehensive income (g)                                              661          4,707        (4,046)
Net effect of other convertible debentures adjustments (b)                   15              2             13
Reported under US GAAP                                                $ 364,679      $  93,857      $ 270,822
=================================================================================================================


                                                                                    December 31, 2003
                                                                         Total         Total       Shareholders'
Consolidated Balance Sheets                                              assets     Liabilities       Equity
-------------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                                           $ 279,883     $   95,785      $ 184,098
Deferred exploration (a)                                                  (1,993)             -         (1,993)
Amortization of mineral property (a)                                      (1,700)          (595)        (1,105)
Reclassify convertible debentures (b)                                          -         63,201        (63,201)
Other comprehensive income (g)                                                            1,515         (1,515)
Deferred debt issue costs (b)                                              3,273              -          3,273
Amortization of debt issue costs (b)                                        (454)             -           (454)
Net affect on convertible debentures adjustments (b)                           -          1,292         (1,292)
Reported under US GAAP                                                 $ 279,009     $  161,198      $ 117,811
==================================================================================================================


                                                                                   December 31, 2004
                                                                                      Additional
                                                               Common   Convertible     Paid in
Consolidated Statements of Shareholders' Equity                Shares    Debentures     Capital      Deficit         Total
---------------------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                                 $380,571       $   633    $ 10,976  $ (111,976)      $280,204
Amortization of mineral property (a)                                -             -           -      (1,105)       (1,105)
Increase in depletion expense (d)                                   -             -           -      (1,786)       (1,786)
Deferred exploration (a)                                            -             -           -      (1,825)       (1,825)
Net effect on convertible debentures adjustments (b)                -             -           -          13            13
Other comprehensive income (g)                                                                       (4,046)       (4,046)
Reclassify convertible debentures (b)                               -         (633)           -           -          (633)
---------------------------------------------------------------------------------------------------------------------------
Reported under US GAAP                                       $380,571        $    -    $ 10,976  $ (120,725)      $270,822
===========================================================================================================================


                                                                                  December 31, 2003
                                                                                      Additional
                                                               Common   Convertible     Paid in
Consolidated Statements of Shareholders' Equity                Shares    Debentures     Capital      Deficit         Total
---------------------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                                 $225,154      $ 66,735     $12,752   $(120,543)      $184,098
Amortization of mineral property (a)                                -             -           -      (1,105)       (1,105)
Deferred exploration                                                -             -           -      (1,993)       (1,993)
Reclassify convertible debentures (b)                               -      (66,735)           -        3,534      (63,201)
Debt issue costs (b)                                                -             -           -        3,272         3,272
Net effect on convertible debentures adjustments (b)                -             -           -      (1,292)       (1,292)
Other comprehensive income (g)                                      -             -           -      (1,515)       (1,515)
Amortization of debt issue costs (b)                                -             -           -        (453)         (453)
---------------------------------------------------------------------------------------------------------------------------
Reported under US GAAP                                       $225,154        $    -     $12,752   $(120,095)      $117,811
===========================================================================================================================

                                                                                 December 31, 2002
                                                                                    Additional
                                                             Common  Convertible       Paid in
Consolidated Statements of Shareholders' Equity              Shares   Debentures       Capital      Deficit         Total
--------------------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                               $161,108       $    -      $  1,327   $(106,943)      $ 55,492
Deferred exploration (a)
                                                                  -            -             -      (1,993)       (1,993)
---------------------------------------------------------------------------------------------------------------------------
Reported under US GAAP                                     $161,108       $    -      $  1,327   $(108,936)      $ 53,499
==========================================================================================================================


         The following consolidated statements of operations are presented in conformity with US GAAP:


Consolidated Statements of Operations                                                2004            2003             2002
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                                         $  92,896       $  45,122        $  45,093
Expenses
  Operating                                                                        69,162          39,778           43,161
  General and administrative                                                        6,241           5,625            2,017
  Depreciation, depletion and amortization (a)(d)                                  13,588           5,025            4,872
  Reclamation                                                                       1,315             303              860
  Exploration                                                                       3,838           2,543            1,206
  Debt settlement expenses (b)                                                     13,534               -                -
  Write-down of assets                                                              2,460               -            27,218
---------------------------------------------------------------------------------------------------------------------------
                                                                                  110,138          53,274            79,334
---------------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                                                       (17,242)         (8,152)          (34,241)
Interest and other income (g)                                                       2,338             894             1,252
Interest expense                                                                  (1,971)         (2,448)             (988)
Amortization of debt issue costs (b)                                              (2,804)           (454)                -
Gain on sale of assets                                                             23,747               -                -
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and non-controlling interest                      4,068        (10,160)          (33,977)
Income tax (provision) recovery                                                   (1,988)             595                -
Non-controlling interest                                                            (179)               -                -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the year                                                   $  1,901      $  (9,565)       $ (33,977)
===========================================================================================================================

Basic and fully diluted earnings (loss) per share                                $   0.03       $  (0.19)        $  (0.81)

Weighted average number of common shares outstanding
  Basic                                                                        63,168,995      51,058,212       41,849,413
  Fully Diluted                                                                65,268,137      51,058,212       41,849,413

        a)    Mineral Property Expenditures

              i) Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures. The Company expenses exploration costs unless such activities expand the reserve base at one of the Company's operations or relates to a property on which the Company has completed a positive economic study. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. This GAAP difference had no effect on any periods presented and has a cumulative effect of $1,993,000 (prior to depletion). During the year ended December 31, 2004 depletion under US GAAP would have been $168,000 lower (2003 and 2002-$Nil).

              ii) Under Canadian GAAP capitalized costs related to
                  non-producing mineral properties are only amortized after the commencement of operations. Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly were amortized on a straightline basis over the life of the mineral rights. This resulted in the Company recording amortization of $1,700,000 during 2003 (2002-$Nil) with respect to mining rights acquired in 2003. The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04-02, "Whether Mineral Rights are Tangible or Non-Tangible Assets". The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. The Company has adopted this new guidance with effect from 2004 on a prospective basis. The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1,700,000 ($1,190,000 net of income taxes). This change conforms US GAAP with Canadian GAAP.

         b)   Convertible debentures

              In May 2003, FASB Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" was issued. This Statement requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatorily redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860. Application of this section results in the accounting as described in Note 9 in the Company's consolidated financial statements for the year ended December 31, 2003, with the principle component of the debenture being treated as equity. Under US GAAP, liabilities at December 31, 2004 would increase by $633,000 (December 31, 2003 -
              $66,735,000) and shareholders' equity would decrease by a corresponding amount. Debt issue expenses of $3,273,000 would be reclassified from shareholders' equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures. During 2004, most of the debentures were converted into equity, which gave rise to a higher amortization of debt issue costs of $2,804,000.

              FASB Statement No. 84 ("SFAS 84"), "Induced Conversion of Convertible Debt", require the recognition of inducement expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. The Company recognized an additional expense of $12,170,000 related to the inducement, which under Canadian GAAP was charged directly to deficit.

         c)   Business combinations

              FASB Statement No. 141 ("SFAS 141"), "Business Combinations" require supplemental information on a pro forma basis to disclose the results of operations for the years ended December 31, 2004 and 2003 as though the business combination had been completed as of the beginning of the years being reported on.

              The following table sets forth on a pro forma basis, the results of Pan American Silver Corp., had the acquisition of the Morococha mine occurred on January 1, 2003.


                                                           Pan American       Morococha
Year ended December 31, 2004                               Silver Corp.       mine (a)         Combined
-------------------------------------------------------------------------------------------------------------
Revenue                                                    $     92,896       $  16,630        $  109,526
Net income (loss) for the year                                    1,901            (29)             1,872
Proforma basic and diluted earnings per share              $       0.03             n/a        $     0.03
                                                           Pan American       Morococha
Year ended December 31, 2003                               Silver Corp.       mine (b)         Combined
-------------------------------------------------------------------------------------------------------------
Revenue                                                    $     45,122       $  23,377        $   68,499
Net loss for the year                                           (9,565)         (3,005)          (12,570)
Proforma basic and diluted loss per share                  $     (0.19)             n/a        $   (0.25)
(a)  Morococha's operating results for the six months ended June 30, 2004, net of taxes
(b)  Includes $1,120,000 share of water treatment plant costs, net of taxes

         d)   Depreciation and depletion

              Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only. This difference would result in an $2,551,000 increase in depletion (2003 and 2002-$Nil), with a corresponding increase to accumulated depletion. In addition, future income tax liability would decrease by $765,000 (2003 and 2002-$Nil), with a corresponding decrease to income tax expense.

         e)   Derivatives and hedging activities

              Under Canadian GAAP, derivatives hedging transactions are off-balance sheet until the hedge transaction is recorded. The hedged transactions are recorded at the hedge amount..

              Under US GAAP, derivative transactions are recorded at its fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivatives are recorded each period in current earnings (loss) or other comprehensive income
              (loss) ("OCI"). Appropriate accounting for changes in the fair value of derivatives held is dependent on whether the derivative transaction qualifies as an accounting hedge and on the classification of the hedge transaction. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of changes in fair value of the derivative are recorded in OCI, and are recognized in the Consolidated Statement of Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings.

              This GAAP difference results in a decrease in accounts receivable of $473,000 (2003- $Nil), a charge to OCI of $3,192,000 (2003-$1,515,000; 2002-$Nil) and an increase in unrealized fair value of derivatives (liability) of $4,234,000 (2003-$1,515,000).

         f)   Income taxes

              Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in a no difference in the financial position, results of operations or cash flows of the Company for the years presented.

         g)   Other comprehensive income

              The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. In addition to the effect on OCI described in e) above, the impact to OCI relating to foreign exchange translation is a charge of $Nil (2003 - $Nil; 2002 - $28,000). Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gain and loss are included in determination of OCI.

                                                                      2004              2003           2002
------------------------------------------------------------------------------------------------------------
Net income (loss) under US GAAP                                   $  1,901        $  (9,565)     $ (33,977)
  Change in fair value of derivative hedging                       (3,192)           (1,515)              -
  Unrealized gain (loss) on available for sale securities              741              (80)              -
  Foreign exchange adjustment                                            -                 -           (28)
------------------------------------------------------------------------------------------------------------
Comprehensive net loss under US GAAP                             $   (550)       $  (11,160)     $ (34,005)
============================================================================================================

         h)   Recent accounting pronouncements

              In December 2003, the FASB issued Interpretation No. 46-Revised ("FIN 46-R"), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46. FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. For all non-special purpose entities ("SPE") created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of this standard had no effect on the financial position or results of operations of the Company.

              In March 2004, the EITF reached a consensus, based upon the Committee's deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position ("FSP") amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

              The EITF published Issue No. 04-03, "Mining Assets: Impairment and Business Combinations". The consensus provided guidance with respect to commodity prices and value attributable to mineral resources other than proven and probable reserves to be used in the conduct of impairment tests and in the allocation of purchase price arising from a business combination. The Company has applied EITF Issue No. 04-03 when accounting for the Morococha business acquisition and in the impairment tests conducted at December 31, 2004.

              During 2004, deliberations began on EITF Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF issued EITF 04-06, "Accounting for Stripping Costs in the Mining Industry", which recommends that stripping costs are considered development costs that should be recognized as investments in the mine. The Company is currently evaluating the impact, if any, the adoption of EITF 04-06 will have on the Company's financial position or results of operation.

              During 2004, EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, was issued and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

                  [PAN AMERICAN SILVER CORP. GRAPHIC OMITTED]


                         Suite 1500 - 625 Howe Street
                                Vancouver, B.C.
                                Canada V6C 2T6

                              Tel: (604) 684-1175
                                Fax: (604)-0147

             info@panamericansilver.com   www.panamericansilver.com
             --------------------------   -------------------------

                                                                Document No. 3

                           Pan American Silver Corp.
                     Management's Discussion and Analysis
                 Financial Condition and Results of Operations
                               February 24, 2005

INTRODUCTION

Management's discussion and analysis ("MD&A") focuses on significant factors that have affected Pan American Silver Corp.'s and its subsidiaries ("Pan American" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein. Pan American's reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Pan American's significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles that would have affected the Company's reported financial results are set out in Note 18.

This MD&A is comprised of the following sections: The "Overview of 2004" provides an analysis of Pan American's financial results and operating performance, after discussing the significant events and transactions that had a material bearing on the results and performance in 2004. A detailed analysis of each mine's operating performance in 2004 and our forecasts for 2005 are provided. Also provided in this section is a reconciliation of our consolidated cash and total costs per ounce of silver produced to the operating expenses reported in our consolidated statement of operations. The "Liquidity and Capital Resources" section describes our current financial condition and discusses our expected capital and liquidity requirements for 2005 and beyond. The "Critical Accounting Policies and Estimates" section identifies those accounting estimates that have the largest impact on the financial presentation. The "Risks and Uncertainty" section discusses the risks associated with Pan American's business and our risk management programs to mitigate such risks. Finally, in the "Outlook" section we provide Pan American's expectations regarding the Company's development projects and the metal markets.

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

OVERVIEW OF 2004

To gain an appreciation for Pan American's financial results and operating performance in 2004, it is important to understand the significant events and transactions that occurred during the year.

Significant Events and Transactions

Morococha Acquisition

On February 9, 2004 Pan American announced the signing of a binding agreement with a number of individuals to purchase a direct 81 per cent interest in Compania Minera Argentum S.A. ("Argentum"), which owns the Morococha mine in central Peru. The Company acquired this interest in Argentum for $33.8 million by way of a public offering for Argentum common shares through the Lima Stock Exchange. Subsequent to this offer, the Company purchased an additional 5 per cent interest in Argentum by acquiring investment shares for $1.5 million. In addition, Pan American acquired 100 per cent of Compania Minera Natividad ("Natividad") for $1.5 million, which holds numerous adjacent mineral concessions and owns the primary processing facility. The Company intends to combine Natividad and Argentum in the near future. The statements of operations and balance sheets of Argentum and Natividad were incorporated into Pan American's consolidated financial statements from July 1, 2004.

Argentum and Natividad (collectively "Morococha") contributed 1.26 million ounces of silver to Pan American's production in the second half of 2004 at a cash cost of $4.41 per ounce. Over the longer term Morococha is expected to produce 3.0 to 3.5 million ounces of silver annually at a cash cost of approximately $3.50 per ounce.

The fair value of assets and liabilities acquired through the acquisition of Morococha are summarized as follows:

                                                                          ($000)
      Current assets (including cash of $657)                         $   7,555
      Mineral property, plant and equipment                              16,745
      Non-producing properties                                           40,472
                                                                      ---------
                                                                         64,772
      Less:
           Accounts payable and accrued liabilities                      (3,937)
           Non-controlling interest                                      (1,200)
           Provision for asset retirement obligation and reclamation     (8,618)
           Future income tax liability                                  (14,146)
                                                                      ---------
      Total purchase price                                            $  36,871
                                                                      ---------

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference was $14.1 million and had been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

The provision for asset retirement obligation and reclamation of $8.6 million arises pursuant to CICA Handbook Section 3110 - "Accounting for Asset Retirement Obligations", which required the Company to recognize the expected fair value of future site restoration costs at Morococha as a liability and to increase the carrying value of mineral properties by the same amount. The liability is accreted over time to its anticipated future value with a corresponding charge to the statement of operations while the increase in the carrying value of mineral properties is amortized on a unit of production basis.

To finance the acquisition of the Morococha mine, Pan American closed a common share financing with an institutional investor on March 12, 2004. A total of 3,333,333 Pan American common shares were issued at a price of $16.50 per share for gross proceeds of $55 million.

Debenture Conversion
In July 2003 the Company issued $86.25 million of 5.25 per cent convertible unsecured senior subordinated debentures (the "Debentures") due July 31, 2009. The Company made an offer to induce conversion of the Debentures by the holders between April 7, 2004 and May 21, 2004. Approximately $85.4 million or 99 per cent of the Debenture holders elected to accept the Company's offer and received $131.25 in cash plus 106.929 common shares of the Company per $1,000 principal amount of the Debentures. The cash component of the offer represented the interest that the Company would have paid on the Debentures up until July 31, 2006, when the Company would, under certain circumstances, have the right to force conversion. In addition, the offer incorporated an additional 2.436 common shares per $1,000 principal amount of Debentures converted, which was equal to a 4 per cent premium. The Company issued 9,135,043 common shares and paid cash of $11.2 million pursuant to this offer. Pan American recorded debt settlement expenses of $1.3 million associated with the induced conversion of the Debentures.

Asset Sales
In November 2004, Pan American announced that it had sold its 20 per cent interest in the Dukat mine in Magadan State, Russia for up to $43 million, of which $20.5 million was received in cash and the remaining $22.5 million is to be received in contingent future payments. No amount has been booked for this additional receivable. The future payments are to be made annually based on the yearly average silver price, and range from no payment if the average silver price is below $5.50 per ounce, to $8 million if the average silver price exceeds $10 per ounce. Under certain circumstances, the Company will be entitled to early settlement of the remaining future payments, such as a public share offering by the buyer, OAO MNPO Polimetall. The Company recorded a gain of $20.2 million on the sale, net of transaction costs. In an unrelated transaction, Pan American also recorded a $3.6 million gain on the sale of surplus land at the Quiruvilca mine during 2004.

Debt Prepayments
The Company prepaid the $9.5 million La Colorada construction loan from the International Finance Corporation ("IFC") on May 17, 2004. Pan American also prepaid the Huaron project loan by making a $3.1 million payment of principal and accrued interest on April 16, 2004.

La Colorada
The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which started in late 2002. As such, all revenue and expense items were recognized in the statement of operations in 2004, after having been capitalized throughout 2003. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for 2004 with 2003. During 2004, La Colorada recorded $12.1 million in revenue, $11.2 million in operating costs and $3.6 million in depreciation.

Financial Results
The table opposite sets out the quarterly results, expressed in thousands of US dollars, for the past 12 quarters, together with select balance sheet information for the prior three years.


---------------------------------------------------------------------------------------------------------------------
                                                          Quarters Ended (unaudited)                    Years Ended
---------------------------------------------------------------------------------------------------------------------
                 2004                        March 31        June 30        Sept. 30        Dec. 31         Dec. 31
---------------------------------------------------------------------------------------------------------------------


Revenue                                        $15,151         $20,950       $27,409         $29,386        $92,896
Mine operating earnings*                        $1,838          $2,411        $5,850          $2,766        $12,865
General & Administrative                         ($803)        ($1,202)        ($934)        ($3,302)       ($6,241)
Exploration                                      ($528)        ($1,137)      ($1,213)          ($960)       ($3,838)

Net income/(loss) for the period                 ($366)         $1,287        $3,289         $15,692        $19,902
Net profit/(loss) per share                     ($0.05)         ($0.12)        $0.05           $0.23          $0.13
                                         -----------------------------------------------------------
Other financial information:
----------------------------
Total Assets                                                                                               $370,079
Total long-term financial liabilities                                                                       $68,279
Total Shareholders Equity                                                                                  $280,204
---------------------------------------------------------------------------------------------------------------------
                 2003                        March 31        June 30        Sept. 30        Dec. 31         Dec 31
---------------------------------------------------------------------------------------------------------------------

Revenue                                         $7,822         $12,553       $11,890         $12,857        $45,122
Mine operating earnings/(loss)*                   ($78)           $758        $1,258             $81         $2,019
General & Administrative                         ($401)          ($582)        ($565)        ($4,077)       ($5,625)
Exploration                                      ($496)          ($492)        ($600)          ($955)       ($2,543)
Net loss for the period                        ($1,104)          ($422)        ($390)        ($4,858)       ($6,794)
Net loss per share                              ($0.02)         ($0.01)       ($0.01)         ($0.15)         (0.20)
                                         -------------------------------------------------------------
Other financial information:
----------------------------
Total Assets                                                                                                $279,883
Total long-term financial liabilities                                                                        $73,137
Total Shareholders Equity                                                                                   $184,098
---------------------------------------------------------------------------------------------------------------------
                 2002                        March 31        June 30        Sept. 30        Dec. 31         Dec 31
---------------------------------------------------------------------------------------------------------------------

Revenue                                        $10,199         $11,615       $11,195         $12,084         $45,093
Mine operating loss*                             ($432)          ($627)      ($1,568)          ($313)        ($2,940)
General & Administrative                         ($359)          ($498)        ($379)          ($781)        ($2,017)
Exploration                                       ($83)          ($260)        ($234)          ($629)        ($1,206)
Net loss before Write-down of
Properties                                     ($1,303)        ($1,247)      ($2,258)        ($1,951)         $6,759)
Write-down of properties                            $0              $0      ($15,129)       ($12,089)       ($27,218)
Net loss for the period                        ($1,303)        ($1,247)     ($17,387)       ($14,040)       ($33,977)
Net loss per share                              ($0.03)         ($0.03)       ($0.40)         ($0.35)         ($0.81)
                                         -------------------------------------------------------------
Other financial information:
----------------------------
Total Assets                                                                                                $102,945
Total long-term financial liabilities                                                                        $27,222
Total Shareholders Equity                                                                                    $55,492
---------------------------------------------------------------------------------------------------------------------



Note: *Mine operating earnings/(loss) is equal to revenue less operating expenses less depreciation and amortization. The Company did not declare or pay any dividends during the periods under review.

The net income after tax for 2004 was $19.9 million, compared to the net loss for 2003 of $6.8 million. Included in the net income for 2004 were several unusual items including the gain on the sale of the Company's interest in Dukat for $20.1 million, the gain on the sale of surplus land at Quiruvilca for $3.6 million, the write-off of $2.5 million of obsolete assets and debt settlement expenses of $1.4 million. In addition to these unusual items that occurred during the year, 2004 also marked the first year in which the Company became taxable in Peru and was subject to the 1% royalty imposed by the Peruvian congress in June 2004. Income tax expenses, together with the mandatory workers participation expense totaled $3.3 million for the year, while an additional $0.6 million was accrued with respect to the royalty in Peru.

Mine operating earnings, defined as revenue less operating expenses and depreciation and amortization increased by 637 per cent in 2004 from $2.0 million to $12.9 million as a result of the improving price environment for the metals that the Company produces together with the addition of the

Morococha mine. This improvement in mine operating earnings can be seen in stronger gross revenue margins (operating profit/revenue), which increased from 11.8 per cent in 2003 to 27.4 per cent in 2004 and more than offset the impact of higher depreciation and amortization charges in 2004.

Relative to 2003, revenue more than doubled in 2004. The average price for all of the metals that the Company produces increased in 2004 compared to 2003. The average silver price increased 36 per cent, average zinc price increased 26 per cent, average lead price increased 74 per cent and average copper prices increased 60 per cent. Magnifying this improved price environment, the Company achieved a 29 per cent increase in silver production, together with 7 per cent and 9 per cent increases in the production of zinc and coppers respectively, partially offset by a 12 per cent decrease in lead production. The Company also sold more concentrate than it produced in 2004 by reducing its 2003 year-end inventories. At the end of 2004, the Company had slightly over ten thousand tonnes of concentrate in inventory, which represents approximately one month's production. Revenue was negatively impacted by the effect of the Company's base metals hedge program, which generated a reduction in revenue of $3.5 million in 2004, compared to a reduction in revenue of $0.1 million in 2003.

Revenue recognition from quarter to quarter can vary significantly, depending on the timing of shipments of concentrates. Shipping delays were the main reason behind the uneven revenue between the first and second quarters in both 2003 and 2004. The acquisition of Morococha, which took effect on July 1, 2004, is the primary reason why revenue increased in the second half of 2004. The variation in quarterly revenue that occurred in Q2 of 2002 was due to the Huaron mine starting commercial production.

General and administrative costs increased by $0.6 million from 2003 reflecting increased staffing costs, a stronger Canadian dollar against the US dollar, increased legal expenses relating to the early conversion offer to the Debentures holders and increased travel costs. The Company completed the staffing of its senior management team during 2004 with the recruitment of several key technical personnel in the areas of geology, health, environment and safety and underground mining. Included in General and administrative expenses was stock-based compensation of $2.2 million (2003 - $2.9 million), which until the fourth quarter of 2004 had been reported as a separate item on the Company's consolidated statement of operations.

Depreciation and amortization expense was $7.5 million higher in 2004 than 2003. The acquisition of Morococha and La Colorada achieving commercial production accounted for $5.7 million of this increase. Depreciation and amortization expense also increased as a direct result of the Company's adoption of CICA Handbook Section 3110 - "Accounting for Asset Retirement Obligations", which required the Company to write up its asset values by $8.2 million as at December 31, 2003. The amortization of these higher asset values on a unit of production basis has resulted in an increased depreciation charge.

Exploration expense increased by $1.5 million because of increased activity levels associated with the preparation of a feasibility study at the Company's Manantial Espejo joint venture project and due diligence expense related to the Company's business development activities.

Total interest expense during 2004 amounted to $0.9 million, which was lower than the $1.2 million incurred in 2003 as a result of the Debenture conversion and debt prepayments described earlier in this MD&A.

For the fourth quarter of 2004, the Company recorded net income after tax of $15.7 million, primarily as a result of the $20.1 million gain on sale of Dukat, partially offset by the $2.5 million non-cash write-off of obsolete assets. The financial results for the fourth quarter of 2004 were influenced by the fact that the Company became taxable in Peru. Also recorded in the fourth quarter's costs were mandatory workers participation expenses and bonuses totaling $1.2 million to the employees and workers at Huaron, Morococha and Quiruvilca mines in recognition for the record operating performance achieved at each mine during 2004.

The net loss for 2003 was $6.8 million, compared to the net loss for 2002 of $34.0 million, which included the write down at Quiruvilca of $27.2 million. Included in the net loss for 2003 was $2.9 million related to recognition of stock option compensation expenses, of which $2.1 million was for stock options granted in 2003, relating to 2002 performance. The operating results improved greatly in 2003 as compared to 2002 as a result of the improving price environment for metals that the Company produces and continued cost reductions, particularly at the Quiruvilca mine. In addition, the Company's Pyrite stockpiles, acquired in November 2002, generated approximately $1.7 million in operating profit in 2003.

In 2003, revenue was almost identical to that in 2002. Lower production of zinc and lead in 2003 due to the closure of the high-cost North Zone at the Quiruvilca mine was offset by higher realized metal prices in 2003. General and administrative costs were $ 1.0 million higher in 2003 compared to 2002 due to the costs associated with recruitment of several new senior staff, increases in insurance premiums and the strengthening of the Canadian dollar against the US dollar. Depreciation and amortization expense was $1.5 million less in 2003 than 2002 primarily due to the write off in 2002 of the carrying value of Quiruvilca, and all of La Colorada's 2003 expenses being capitalized.

Operating Performance
The following table sets out select historic and 2005 forecast consolidated operating information. For purposes of budgeting for 2005 and the forecast numbers contained in this MD&A, the Company has used the following price assumptions: silver: $6.00 per oz, zinc: $1,000 per tonne ($0.45 per lb), lead: $850 per tonne ($0.39 per lb), copper: $2,600 per tonne ($1.18 per lb). For our concentrate producing mines, we refer to the net smelter return ("NSR"), which is revenue received from buyers of our concentrate, net of smelting and refining charges. The numbers below are based on the assumption that the Company will commence mining activities at its San Vicente mine in Bolivia in March 2005.


---------------------------------------------------------------------------------------------------------------------
                                         2005 Forecast         2004           2003            2002           2001
---------------------------------------------------------------------------------------------------------------------


Production
Silver ounces                             13,637,990      11,182,030      8,641,914       7,765,154      6,940,171
Zinc tonnes                                   43,873          34,086         31,797          39,081         30,894
Lead tonnes                                   17,912          16,694         18,990          20,790         17,187
Copper tonnes                                  4,407           3,426          3,143           2,847          2,163

Costs
Cash cost per ounce                            $4.11           $4.25          $4.09           $4.03          $4.35
Non-cash cost per ounce                        $1.15           $1.08          $0.53           $0.76          $0.68
Total Cost per ounce                           $5.26           $5.33          $4.62           $4.79          $5.03
-------------------------------------------------------------------------------------------------------------------


In 2004, the Company achieved a 29 per cent increase in silver production, together with 7 per cent and 9 per cent increases in the production of zinc and copper, respectively, offset by a 12 per cent decrease in lead production. Increases in silver, zinc and copper production were primarily achieved through the acquisition of the Morococha mine and the expansion at La Colorada. The decrease in lead production was mainly due to the lower lead grades and recoveries experienced at the Huaron mine. The silver production figures for 2003 above include 992,142 ounces of silver (2002 - 252,262 ounces) produced at La Colorada while the mine was in pre-production for accounting purposes.

Consolidated cash costs per ounce exceeded Management's expectations in 2004 by approximately $0.91 per ounce. The primary reason for this was the higher than expected costs at La Colorada due to increased ground control and ventilation expenditures, coupled with lower than expected production, particularly in the first half of the year. Actual cash costs per ounce at Morococha in the fourth quarter were also significantly above expectations due to lower silver grades and recoveries. The silver grades and recoveries are expected to improve in 2005. There have also been significant costs associated with integrating the Morococha mine into Pan American's operations including organizational changes and the implementation of safety systems. The strengthening of both the Peruvian sol and the Mexican peso, relative to the US dollar, also negatively impacted operating costs.

Consolidated production in 2005 is forecast at 13.6 million ounces of silver, a 22 per cent increase as compared to 2004. Base metal production is also expected to increase, particularly in the case of zinc production, which we forecast will increase by 28 per cent. The increases in expected production are primarily due to a full year of ownership of Morococha, improvements at La Colorada and production from San Vicente. Consolidated cash costs per ounce of silver produced, net of by-product credits, are forecast to decline by 3.3 per cent to $4.11 per ounce as cost reductions at La Colorada and Morococha are likely to outweigh increases in costs associated with Peruvian taxes and royalties and the one-third participation by Volcan Minera S.A. de C.V. ("Volcan") in the operating cash flow generated by the Pyrite stockpile operation.

An analysis of each mine's operating performance in 2004 measured against historical performance follows, together with Management's forecasts for each operation's performance in 2005.

Huaron mine
The Company's largest silver producing mine, Huaron produced 6 per cent less ounces of silver in 2004 as compared to 2003 as a result of a reduction in ore grades and lower recoveries, yet still generated mine operating earnings of $5.1 million. Aided by higher metal prices, this performance was achieved by increasing tonnage milled by 5 per cent to take advantage of excess capacity in the milling facility. As can be seen in the table that follows, the Company plans to continue to increase the annual tonnes milled at Huaron in 2005:


---------------------------------------------------------------------------------------------------------------------
                                         2005 Forecast            2004           2003            2002           2001
---------------------------------------------------------------------------------------------------------------------

Tonnes Milled                                  683,200         635,845        605,790         606,300        367,274

Silver ounces                                4,197,897       4,080,737      4,365,061       4,527,971      2,897,946
Zinc tonnes                                     17,033          15,041         18,855          20,896          9,574
Lead tonnes                                      9,392          10,569         14,246          14,006          8,445
Copper tonnes                                    2,051           1,754          1,332           1,740            959
Tonnes Shipped
   Zinc concentrate                             33,860          34,314         34,819          43,988         14,237
   Lead concentrate                             19,444          20,253         27,602          26,219         14,723
   Copper concentrate                            9,213           7,030          5,687           6,249          3,915

Cost per tonne                                  $40.74          $40.32         $41.87          $38.71         $39.73
Cash cost per ounce                              $4.10           $3.90          $3.92           $3.66          $3.55
Non-cash cost per ounce                          $1.09           $1.16          $0.70           $0.46          $0.36
Total Cost per ounce                             $5.19           $5.06          $4.62           $4.12          $3.91
---------------------------------------------------------------------------------------------------------------------


For 2004, the mine's NSR per tonne exceeded expectations by 14 per cent at $58.98 compared to $51.60, and its cost per tonne was 6% lower than expected at $40.32 compared to $42.67.

Huaron's average NSR per tonne for 2005 is expected to be approximately $51.25 and its average cost per tonne is forecast at $40.74, which should generate approximately $2.1 million in mine operating earnings. The re-engineering program at Huaron, together with sustaining capital is expected to require about $3.7 million of spending in 2005.

Quiruvilca mine
2003 saw a significant transformation at Quiruvilca. Production levels at the mine were reduced in August of 2003 from approximately 45,000 tonnes per month to approximately 30,000 tonnes per month with the closure of the high-cost North Zone. At this reduced rate, the mine has been able to process higher-grade ore and decrease its operating costs to the point where it became Pan American's most profitable mine in 2004, generating $9.5 million in mine operating earnings. Quiruvilca produced more silver in 2004 compared to 2003, despite that fact that it milled 14% less tonnage. Last year, Management expected that Quiruvilca would possibly close in the third quarter of 2004, however, exploration success during 2004 has enabled management to prepare a mine plan that will see mining activities continuing at the Quiruvilca mine for at least the next three years and likely beyond. The following table sets out Management's forecasts for Quiruvilca in 2005 and historical production and cost data going back to 2000.


-------------------------------------------------------------------------------------------------------------------------
                                     2005
                                 Forecast             2004           2003            2002           2001           2000
-------------------------------------------------------------------------------------------------------------------------
Tonnes Milled                     389,776           381,237        442,093         508,352        568,451        615,382

Silver ounces                   2,327,631         2,530,869      2,493,908       2,509,689      3,259,372      3,611,589
Zinc tonnes                        10,915            11,709         12,509          17,852         21,009         24,462
Lead tonnes                         3,050             3,803          4,361           6,468          8,358          8,740
Copper tonnes                       1,243             1,081          1,811           1,107          1,204          1,215
Tonnes Shipped
   Zinc concentrate                19,139            19,657         27,481          27,511         39,475         42,039
   Lead concentrate                 5,641            11,048          6,425           9,901         12,975         14,899
   Copper concentrate               7,202             6,268          7,938           4,706          5,602          5,970

Cost per tonne                     $41.86            $45.00         $39.20          $40.01         $43.23         $44.14
Cash cost per ounce                 $4.03             $3.63          $5.01           $5.15          $4.71          $3.20
Non-cash cost per ounce             $0.40             $0.25          $0.17           $1.37          $0.95          $0.82
Total Cost per ounce                $4.43             $3.88          $5.18           $6.52          $5.66          $4.02
-------------------------------------------------------------------------------------------------------------------------


Last year, Management expected Quiruvilca's average NSR per tonne to be $45.07 and its budgeted average cost per tonne to be $36.41. However the mine realized an average NSR per tonne of $64.02 and its operating costs were about $45.00 per tonne milled. The average NSR per tonne realized for the year was 42 per cent higher than expected due to higher prices and better actual grades and recoveries while higher costs were associated with the decision to extend the mine's life.

For 2005, Pan American expects Quiruvilca's average NSR per tonne to be $53.01 and its budgeted average cost per tonne to be $41.86, which should result in a mine operating earnings of approximately $3.4 million. A total of $1.9 million has been budgeted for capital expenditures at Quiruvilca in 2005, including $1.2 million on concurrent reclamation and $0.5 million to extend the conveyer belt system.

Morococha mine
Pan American acquired an 81 per cent interest in the Morococha mine with effect from July 1, 2004 and has subsequently purchased an additional 5 per cent interest. Morococha was immediately accretive to production, cash flow and earnings. Morococha generated $2.2 million of mine operating earnings and $5.2 million in operating cash flow before non-cash working capital items in the second half of 2004. The following table sets out the production and cost data for the second half of 2004 together with Management's expectations for 2005:

------------------------------------------------------------------
                                   2005 Forecast          2H 2004
------------------------------------------------------------------
Tonnes Milled                            439,371          212,172

Silver ounces                          2,557,172        1,259,451
Zinc tonnes                               12,924            5,902
Lead tonnes                                5,470            2,186
Copper tonnes                                975              538
Tonnes Shipped
   Zinc concentrate                       25,417           13,613
   Lead concentrate                       10,954            4,416
   Copper concentrate                      4,129            2,399

Cost per tonne                            $39.47           $42.03
Cash cost per ounce                        $3.42            $4.41
Non-cash cost per ounce                    $1.54            $1.53
Total Cost per ounce                       $4.97            $5.94
------------------------------------------------------------------
*Production and cost figures are for Pan American's share only.


Morococha's average NSR per tonne in 2005 is expected to be about $53.34 against a forecast cost per tonne of $39.47, which should generate mine operating earnings of $2.1 million. The Company plans to invest heavily in

Morococha in 2005 with the primary objectives of establishing a long term, proven and probable reserve based mine plan and reducing cash costs per ounce. Approximately $5.1 million is budgeted to be spent on extensive mine development with a further $2.2 million on upgrades to the milling facility and other equipment. An additional $1.0 million is budgeted for exploration, including 20 kilometers of diamond drilling. Pan American also plans on spending $0.7 million on health and safety matters, primarily upgrading safety equipment.

Pyrite Stockpiles
Pan American acquired the right to mine and sell certain stockpiled ore from Volcan in November 2002. In 2004, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, increased by 22 per cent over the tonnage requested in 2003. Cash costs per ounce were higher in 2004 due to the fact that the major cost of this operation for accounting purposes is the contained silver that is withheld as a processing fee under the terms of our smelting agreement. Higher silver prices result in a higher expense being recorded on account of these lost ounces. Following is a table showing production from November 2002 onwards and the expected 2005 production.


-------------------------------------------------------------------------------------------
                                     2005              2004           2003            2002
                                 Forecast
-------------------------------------------------------------------------------------------
Tonnes Sold                        80,352            79,451         65,255           9,018
Silver ounces                     961,192           961,869        790,803         101,459

Cost per tonne                      $0.48             $1.32          $0.47           $0.00
Cash cost per ounce                 $3.41             $2.95          $2.15           $1.50
Non-cash cost per ounce             $0.68             $0.63          $0.66           $0.63
Total Cost per ounce                $4.09             $3.58          $2.81           $2.13
-------------------------------------------------------------------------------------------


For 2004, Pan American expected to sell 57,600 tonnes of this ore containing 706,000 ounces of silver, but actual performance exceeded budget. The Company was able to ship over 79,000 tonnes of ore containing 961,869 ounces of silver, which generated mine operating earnings of approximately $3.0 million during the year.

In 2005, our agreement with Volcan entitles them to a one-third interest in net operating cash flow from the Pyrite operation. This is the reason for the anticipated increase in the cash cost per ounce in 2005. Management expects that 80,300 tonnes of ore will generate mine operating profit for Pan American of about $1.8 million.

San Vicente mine
Pan American has been developing the San Vicente mine in Bolivia under an agreement with COMIBOL, Bolivia's state mining company and EMUSA, a Bolivian mining company since December 2001. In terms of that agreement and based on the expenditures made by EMUSA during the small scale mining operations and feasibility work, EMUSA are entitled to a 50 per cent interest in the mine, with Pan American retaining the other 50 per cent. As at December 31, 2004, EMUSA had incurred $2.1 million in costs associated with the development of San Vicente as part of their earn-in rights. San Vicente contributed 313,029 ounces of silver to Pan American's account during 2004.

At the time of this MD&A the Company was in negotiations with both EMUSA and COMIBOL regarding the further development of the San Vicente mine. Pan American has proposed a 400-tonne per day operation, which will initially utilize a mill owned by EMUSA while the Company completes an evaluation of the potential to upgrade and restart the 600 tonne per day Vetillas plant located on the San Vicente mine site. The following table shows Management's expectations of our 50 per cent interest in San Vicente for 2005, assuming that agreements are reached with EMUSA and COMIBOL to allow the operation to commence in March 2005:

-------------------------------------------------
                                            2005
                                        Forecast
-------------------------------------------------
Tonnes Milled                             60,000
Silver ounces                            735,441
Zinc tonnes                                3,000
Copper tonnes                                138
Tonnes Shipped
   Zinc concentrate                        5,357
   Copper concentrate                        861

Cost per tonne                            $37.86
Cash cost per ounce                        $2.23
Non-cash cost per ounce                    $0.18
Total Cost per ounce                       $2.41
-------------------------------------------------


Management expects the average NSR per tonne in 2005 to be about $82.98 against a forecast cost per tonne of $37.86, which should generate mine operating earnings for Pan American of $1.3 million. Our share of capital expenditures is expected to be $0.8 million, including $0.4 million to evaluate the potential upgrade to the Vetillas plant.

La Colorada mine
During 2002 the Company started a $20 million expansion of the La Colorada mine. The expansion was completed in late 2003, and the mine commenced commercial production for accounting purposes on January 1, 2004. Prior to that date, all revenue and expense items were capitalized and added to the carrying value, which is being amortized on a unit of production basis.

------------------------------------------------------------
                                     2005              2004
                                 Forecast
------------------------------------------------------------
Tonnes Milled                     216,000           171,155

Silver ounces                   2,858,657         2,036,075
Zinc tonnes                             0               122
Lead tonnes                             0               136

Cash cost per ounce                 $5.53             $6.23
Non-cash cost per ounce             $1.92             $1.88
Total Cost per ounce                $7.45             $8.12
------------------------------------------------------------


La Colorada's performance in 2004 was below expectations due to a combination of events: difficult ground conditions which have slowed both development and mining, increased dewatering requirements and areas of high clay refractory ore which have negatively impacted recoveries and mill throughput. A revised mining and processing plan was developed and implemented to address all of these issues. The primary component of the new plan, which was implemented in the second half of the year, was to switch to a more selective narrow vein mining method, which decreased tonnes of ore mined but substantially increased ore grades. As a result, in the fourth quarter of 2004 silver grades reporting to the mill averaged 579 grams per tonne compared to 409 grams per tonne for the same period in 2003, and 439 grams per tonne for the first half of 2004. La Colorada was expected to generate a small mine operating loss of $0.6 million in 2004, but due to the challenges described above, ended up with a mine operating loss of $2.5 million.

La Colorada's average cash cost per ounce in 2005 is expected to decline to approximately $5.53. However these costs are higher than is expected over the longer term as a result of increased mine development costs associated with completing the transition to a more selective mining method. At forecast silver prices of $6 per ounce, the mine should generate a mine operating loss of $3.0 million but positive operating cash flow of $1.3 million. Capital investments at La Colorada in 2005 are expected to be $2.2 million, comprised mostly of capitalized mine development and equipment expenditures. A drill program to further expand and upgrade the resource base at the mine will be initiated in the first quarter of 2005.

Cash and Total Costs per Ounce of Silver Produced

Pan American reports two performance measures - cash cost per ounce and total production cost per ounce of silver produced. These non-GAAP measures are used by the Company to manage and evaluate operating performance at each of the Company's mines and are widely reported in the silver mining industry as benchmarks for performance measurement but do not have any standardized meaning. To facilitate a better understanding of these measures as calculated by Pan American, we have provided a detailed reconciliation of these measures to our operating, depreciation and amortization and reclamation expenses as shown in our audited Consolidated Statement of Operations for 2004, 2003 and 2002.


                   ($'000's)                                               2004           2003          2002
                                                                 --------------------------------------------
Cost of sales                                                         $  69,162      $  39,778     $  43,161
Add / (Subtract)
Cost of metals lost in smelting & refining                                7,191          4,293         2,854
By product credits for zinc, lead, copper and gold                      (29,610)       (15,281)      (17,984)
Change in inventory                                                        (379)         1,467         1,042
Mining royalties & worker's participation                                  (514)
Shipping and selling adjustment                                            (174)            49           852
Financing costs                                                             487            563           924
Miscellaneous income / (costs)                                            1,117            456          (292)
La Colorada costs excluded from calculation                                                           (1,818)
Minority interest adjustment                                             (1,091)
-------------------------------------------------------------------------------------------------------------
Cash Costs                                              A                46,188         31,325        28,739
Add / (Subtract)
Depreciation and amortization                                            10,869          3,325         4,872
Reclamation                                                               1,315            303           806
Miscellaneous income / (costs)                                              (57)           373          (234)
Minority interest adjustment                                               (386)
-------------------------------------------------------------------------------------------------------------
Total Costs                                             B                57,930         35,326        34,183
Silver Production (oz.)                                 C            10,869,001      7,649,772     7,139,119
-------------------------------------------------------------------------------------------------------------

                                                                 --------------------------------------------
Cash Costs per ounce                              (A*$1000)/C          $   4.25       $   4.09      $   4.03
                                                                 --------------------------------------------

                                                                 --------------------------------------------
Total Costs per ounce                             (B*$1000)/C          $   5.33       $   4.62      $   4.79
                                                                 --------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, cash and cash equivalents plus short-term investments were $98.1 million, which is a $9.0 million increase from December 31, 2003. This increase was achieved through cash generated from financing and operating activities of $35.4 million and $3.1 million, respectively, plus the proceeds from the sale of our interest in Dukat and surplus land at Quiruvilca of $23.7 million, less investments in mineral property, plant and equipment of $53.3 million. Financing activities included the issuance of 4.7 million shares during the year for net proceeds of $62.4 million, the prepayment of bank loans of $13.0 million, prepaid interest on the Debentures of $11.2 million pursuant to the terms of the early conversion offer, and Debenture interest payments of $2.4 million. Investments in mineral property, plant and equipment consisted primarily of the acquisition of the Morococha mine of $37.4 million, $6.6 million at Huaron as part of the re-engineering program at the mine, $6.2 million at La Colorada for work on the tailing dam, mill upgrades and mine development and $1.5 million in project development expenditures at Alamo Dorado. Cash provided by operations of $3.1 million was net of $9.1 million consumed by changes in the Company's operating working capital items.

Working capital at December 31, 2004 was $114.7 million, an improvement of $32.7 million from the prior year-end. The improvement is due largely to the $18.2 million increase in accounts receivable, the $9.0 million increase in cash plus short-term investments, a $4.1 million increase in inventories and a net $1.1 million reduction in current liabilities.

Capital resources at December 31, 2004 amounted to shareholders' equity of $280.2 million. At the date of this MD&A, the Company had issued 66,867,570 shares.

Cash and cash equivalents plus short-term investments at December 31, 2003 amounted to $89.1 million, which was an increase of $78.9 million from December 31, 2002. This increase, together with cash used in operating activities of $3.8 million and investments in mineral property, plant and equipment of $16.5 million were financed by the financing activities of $99.1 million. Financing activities included the issuance of the Debentures for net proceeds of $83.0 million, shares issued for cash of $8.3 million and a net draw down of bank loans of $7.7 million. Investing activities consisted of construction related expenditures at La Colorada of $11.4 million, $4.2 million at Huaron and $1.3 million for feasibility study work at Alamo Dorado.

Working capital at December 31, 2003 was $81.9 million, an improvement of $79.5 million from the prior year-end. The improvement was due largely to the $78.9 million increase in cash and cash equivalents plus short-term investments, a reduction in accounts payable of $4.2 million and increased concentrate inventories of $1.3 million.

Pan American plans capital expenditures in 2005 of up to $71.6 million, including initial development and construction expenditures at Alamo Dorado and Manantial Espejo of $43.1 million and $10.2 million, respectively. Feasibility work at Alamo Dorado required in order to make a production decision is forecasted at approximately $1.2 million, with an additional $41.9 million budgeted for construction in 2005, which includes a 15 per cent contingency. At Manantial Espejo, Management plan to spend $2.1 million to complete a feasibility study, which will be expensed, followed by anticipated construction expenditures in 2005 of $10.2 million assuming a positive production decision in the third quarter of 2005. The Company plans to spend $9.6 million on development and upgrades to infrastructure at the Morococha mine while rehabilitation work and sustaining capital at Huaron is expected to amount to $3.7 million. Capital requirements at La Colorada, Quiruvilca and San Vicente are anticipated to be approximately $2.2 million, $1.9 million and $0.8 million, respectively. In addition to these capital expenditures, the Company anticipates reducing reclamation liabilities through concurrent reclamation spending at Quiruvilca of $1.2 million and at Huaron of $0.3 million. Working capital balances are not expected to increase from the levels as of the end of 2004.

The Company does not expect the impact of inflation to have a material effect on the Company's financial position, operational performance or cash flows over the next twelve months.

Pan American is required to make royalty payments to the IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeds $4.75 per ounce. This obligation lasts until the end of the scheduled loan life in 2009 and is capped at a maximum accumulated total of approximately $2.8 million. During 2004, $0.7 million was accrued with respect to this obligation, and the Company expects a similar amount will be payable on 2005 production, based on our forecast silver price.

Based on the Company's financial position at December 31, 2004 and the $15.1 million of operating cash flows that are expected in 2005, Management believes that the Company's liquid assets are more than sufficient to fund planned project development and sustaining capital expenditures and discharge liabilities as they come due. The Company's only contractual obligations at the end of 2004 was $0.7 million remaining for the Debentures, which are due in 2009 and capital leases of $0.1 million due in the next twelve months. The Company does not anticipate annual interest payments related to these contractual obligations to be material over the next five years. The Company does not have any off-balance sheet arrangements or commitments other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For its 2003 fiscal year, Pan American adopted CICA Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders' Equity section of the balance sheet. In 2004, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions - no dividends were paid, a weighted average volatility of the Company's share price of 58 per cent, a weighted average annual risk free rate of 3.78 per cent and an expected life of 2.7 years. The resulting weighted average option valuation was $4.27 per share for a total expense related to stock options in 2004 of $2.2 million (2003 - $2.9 million,

2002 - $0.3 million). The charge to the Company's income statement is incorporated as part of the general and administrative expenses.

The Company also adopted CICA Handbook Section 3110 in 2003, the equivalent of FASB Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets. Accordingly, at December 31, 2004 the expected fair value of future site restoration costs for the La Colorada, Huaron and Quiruvilca mines was estimated using a discount rate of 5 per cent at $ 23.9 million (2003 - $21.2 million). This estimate was increased by $2.6 million in 2004 as a result of revisions to the expected site restoration costs at the La Colorada and Quiruvilca mines. The fair value at December 31, 2004 of future site restoration costs for the Morococha mine was estimated using a discount rate of 5 per cent at $ 8.6 million. Thus, the Company's assets and liabilities as stated on the balance sheet have been increased to reflect the fair value of the anticipated future liability. The Company reviews these estimates on an annual basis. In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of about $2.0 million and the annual accretion of the liability for future site restoration costs of about $1.4 million.

Canadian GAAP requires that certain financial instruments with characteristics of both liabilities and equity be recorded as part debt and part equity. The Company's Debentures fall into this category of financial instruments. A reader might expect the interest cost associated with the Debentures to be reflected in the statement of operations. However, Canadian GAAP requires that the interest payment be accounted for in a manner parallel to the initial recognition of the Debentures as part debt, recognizing the accretion of the liability component of the Debentures as a charge to earnings, with the accretion of the Debenture equity component charged directly to the Deficit. Similarly, a reader might expect that the Debentures issue costs would be amortized over the minimum life of the Debentures and reflected as a charge in the statement of operations. Since all of the issue costs were charged to Shareholders' Equity when the Debentures were issued, no amortization of those costs is recorded. Consistent with the Canadian GAAP treatment, the costs incurred to induce the early conversion of the Debentures were split between a liability component of $1.3 million, which was charged to earnings and an equity component of $8.5 million, which was charged directly to the Deficit.

Annually, or more frequently as circumstances require, Pan American assesses the recoverability of its mining properties and investments by performing impairment evaluations. These evaluations consist of comparing each asset's carrying value with the estimated undiscounted future net cash flows. Where those cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value. In 2002, the Company wrote down the carrying value of the Quiruvilca mine by $27.2 million to $nil. In 2004, asset impairment analyses were performed using the closing silver price on December 31, 2004 of $6.80 per ounce as the long-term silver price assumption. Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty. If silver prices fall below $6.80 per ounce or some of the other assumptions prove inaccurate, additional material asset impairment charges may be required.

RISKS AND UNCERTAINTIES

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The Company's revenues are directly dependent on metal prices that may fluctuate widely and are beyond the Company's control. Since the Company's revenue is derived approximately 53 per cent from silver, 29 per cent from zinc, 10 per cent from lead and the balance from copper and gold, changes in silver and zinc prices have the greatest impact on the Company's earnings potential.

The following table illustrates the effect of changes in silver and zinc prices on anticipated net revenue for 2005, taking into account the Company's forward sales commitments for zinc:


                                              Zinc prices
              ----------------------------------------------------------------------------
                    US$'000           $900          $1,000         $1,100          $1,200
              ----------------------------------------------------------------------------
    Silver            $5.00        $92,172         $93,188        $93,948         $94,620
    Prices            $5.50        $98,314         $99,328       $100,084        $100,753
                      $6.00       $104,447        $105,457       $106,210        $106,876
                      $6.50       $110,570        $111,577       $112,326        $112,989
                      $7.00       $116,684        $117,687       $118,433        $119,093
              ----------------------------------------------------------------------------


Consistent with the Company's mission to provide equity investors with exposure to changes in silver prices, our policy is to not hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated as hedges for accounting purposes. At December 31, 2004, the Company had sold forward 22,200 tonnes of zinc at a weighted average price of $1,092 per tonne ($0.495 per pound) and 4,000 tonnes of lead at a weighted average price of $726 per tonne ($0.329 per pound). The forward sales commitments for zinc represent approximately 42 per cent of the Company's forecast 2005 zinc production and 17 per cent of the Company's forecast 2006 zinc production. The lead forward sales commitments represent approximately 22 per cent of the expected 2005 lead production. At December 31, 2004 the cash offered prices for zinc and lead were $1,270 and $1,056 per tonne, respectively, and the mark to market value of the Company's zinc and lead forward contracts at that date was a negative $4.7 million and at the date of this MD&A was a negative $5.3 million. The Company maintains trading facilities with several banks for the purposes of transacting the Company's hedging activities. None of these facilities are subject to margin arrangements.

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron and Morococha mines and plans to enter into similar contracts for the San Vicente concentrate production. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company locks in the spot price of silver during the month that the silver-bearing concentrates are produced. At December 31, 2004 the Company had fixed the price of 800,000 ounces of its fourth quarter's silver production contained in concentrates, which is due to be priced in January and February of 2005 under the Company's concentrate contracts. The price fixed for these ounces averaged $7.41 per ounce while the spot price of silver was $6.80 per ounce on December 31, 2004.

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

As an example of this risk, on June 23, 2004 the Peruvian congress approved a royalty on mining companies of between 1 and 3 per cent based on the value of annual concentrate sales. The Company's operations in Peru are now subject to the royalty calculated at 1 per cent, which was a $0.6 million unexpected increase to costs in 2004 and is expected to total between $0.5 million to $1.0 million per year for all our Peruvian mines combined.

Environmental Risks

Pan American's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

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

Specifically related to environmental risks, in mid-October 2003 a new mine closure law was enacted in Peru. No enabling regulations have been published, and therefore, determining how this law will affect the Company's Peruvian operations is difficult; however, the law provides that each operating mine in Peru must complete and submit for certification a mine closure plan setting out the technical, economical, financial and social aspects of its closure plan. Furthermore, the law provides that each operating mine must provide a guarantee for payment of the eventual closure and post-closure phases of its operation. The form of guarantee has not been specified, but it seems that a guarantee may take the form of cash, a third-party guarantee or a company guarantee. Until the enabling regulations are passed and the closure certification process is complete the possible effects of this law on the Company's financial condition and results of operation are unknown.

Employee Relations

Pan American's business depends on good relations with its employees. Certain of the Company's employees and the employees of Peruvian mining contractors indirectly employed by the Company, are represented by unions. At December 31, 2004, there were 239 employees represented by the Sindicato de Trebajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the "Quiruvilca Union") and 65 employees represented by the Sindicato de Trebajadores de Shorey y Anexos (the "Shorey Union"). There are also 15 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to Pan American. The Company has established provisions for matters that are probable and can be reasonably estimated. The liabilities that ultimately may result from these matters do not exceed $5 million in aggregate.

OUTLOOK

During 2005, the Company expects to be making construction decisions for Alamo Dorado and Manantial Espejo, and expanding operations at San Vicente. In addition to these properties, Management believes there is significant exploration potential at our existing Peruvian operations, especially at the recently acquired Morococha mine. In 2004, Pan American improved its financial position through the early conversion of nearly all of its Debentures, prepayment of all its debt and by generating operating cash flow before non-cash working capital items of $12.2 million. With a full year of production at the Morococha mine and considering the Company's forecasted metal prices, we anticipate generating consolidated operating cash flow of approximately $15 million and with current cash balances are well funded to undertake the ambitious capital growth programs planned for 2005.

Project Development

Work on the feasibility study for the Alamo Dorado silver project is reaching its final stage. All the major permitting and metallurgical testing is substantially complete. The Company plans on making a construction decision in the first quarter of 2005.

Feasibility work is progressing steadily on the 50 per cent owned Manantial Espejo silver-gold project in Argentina. Hatch Engineers is developing the plant and infrastructure capital and operating cost estimates while Snowden Engineers are completing the open pit mining operating and capital cost estimates. The archeological field program has been completed by Vector Engineers with no significant findings and the environmental baseline field programs are underway. The Company expects to complete the feasibility in the third quarter of 2005 and to make a construction decision shortly thereafter.

Metal markets

Prices for the metals that the Company produces were robust in 2004, after several years of prolonged weakness. Factors contributing to the recovery in metal prices during 2004 include demand resulting from the strong industrial growth in China, weakness in the US dollar and supply concerns due to under-investment in new production capacity. The Company anticipates that these factors will continue to support prices during 2005 and that the long-term fundamentals for metal prices are positive.

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

B.   Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2004.

D.   Audit Committee Financial Expert

The Registrant's board of directors has determined that Paul B. Sweeney, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. The Registrant's board of directors has also determined that Paul B. Sweeney, Michael J.J. Maloney and John M. Willson, the individuals serving on the audit committee of the Registrant's board of directors, are independent, as that term is defined under the rules and regulations of the Nasdaq National Market.

E.   Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the General Counsel and Secretary, Robert Pirooz, at the address on the cover of this Form 40-F.

F.   Principal Accountant Fees and Services

     Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the Registrant's Independent Registered Chartered Accountant for the fiscal years ended December 31, 2003 and 2004 for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$147,117 and Cdn$187,084, respectively.

     Audit-Related Fees

Nil fees were billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2003 and 2004 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees.

     Tax Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2003 and 2004 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$8,300 and Cdn$3,826, respectively.

     All Other Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2003 and 2004 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding three paragraphs, were Cdn$59,963 and Cdn$122,593, respectively. Other products and services provided included: quarterly reviews of consolidated financial statements; the review and preparation of documents and financial statements in connection with the Company's offer of early conversion of its 5.25% convertible unsecured subordinated debentures, annual information form, and base shelf prospectus; and the review and preparation of documents and financial statements in connection with the Company's acquisition of the Morococha property.

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

H.   Tabular Disclosure of Contractual Obligations

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2004.



--------------------------------------------------------------------------------------------------------------
                                                  Payments due by period
--------------------------------------------------------------------------------------------------------------
                                                                Less than      1 to 3       4 to 5
                                                        Total      1 year       years        years  Thereafter
--------------------------------------------------------------------------------------------------------------
Long-term debt (excluding capital lease           $  700,000(1)     $  -       $   -     $700,000       $  -
obligations)
Capital lease obligations                            100,000     100,000           -            -          -
Operating Lease Obligations                                -           -           -            -          -
Purchase Obligations                                       -           -           -            -          -
Other Long-Term Liabilities                        2,800,000(2)        -           -    2,800,000          -
--------------------------------------------------------------------------------------------------------------
Total contractual obligations                     $3,600,000    $100,000       $   -   $3,500,000       $  -
--------------------------------------------------------------------------------------------------------------
_____________________

1. $700,000 is owed by the Company for its 5.25% convertible unsecured subordinated debentures, which are due in 2009.
2.   The Company is required to make royalty payments to the International
     Finance Corporation by May 15th of each year if the average price of silver for the preceding calendar year exceeds $4.75 per ounce. This obligation lasts until the end of the scheduled loan life in 2009 and is capped at a maximum accumulated total of approximately $2.8 million.
     During 2004, $0.7 million was accrued with respect to this obligation, and the Company expects a similar amount will be payable on 2005 production, based on the Company's forecast silver price.

I.   Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 under the heading "Critical Accounting Policies and Estimates" filed with the Securities and Exchange Commission as Document 3 herein.

J.   Nasdaq Exemptions

On March 16, 2005, the Registrant informed the Nasdaq National Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant's by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two individuals who are shareholders, proxy holders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 5% of the issued shares of the Registrant carrying the right to vote. The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

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


                                                PAN AMERICAN SILVER CORP.


Dated: March 31, 2005                           By: /s/ Robert Pirooz
                                                   --------------------------
                                                   By:     Robert Pirooz
                                                   Title:  General Counsel and
                                                           Secretary

                                 EXHIBIT INDEX


       Number     Document
       ------     --------

          1.      Consent of Deloitte & Touche LLP

          31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

          32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                     Exhibit 1

                      [Deloitte & Touche LLP Letterhead]


CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the inclusion in Pan American Silver Corp.'s Annual Report on Form 40-F for the year ended December 31, 2004, of our Independent Registered Chartered Accountants' Report dated February 11, 2005 and to the reference to us under the heading "Principal Accountant Fees and Services" in the referenced Form 40-F.


/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia
Canada
February 11, 2005