Form 40-F/A
period 2004-12-31
PAN AMERICAN SILVER CORP
filed 2005-04-11
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  FORM 40-F/A
                               (Amendment No. 1)

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

                             CT Corporation System
                         111 Eighth Avenue, 13th Floor
                               New York, NY 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)
                            ________________________

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

  [ ] Annual information form         [ ] Audited annual financial statements

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

              Yes       82-                             No  X
                 ------    ------                         ------

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

              Yes  X                                    No
                 ------                                   ------

                                EXPLANATORY NOTE

         Pan American Silver Corp. (the "Registrant") is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2004 solely to disclose, as required by the rules of the Nasdaq Stock Market, Inc. ("Nasdaq"), that the Registrant followed British Columbia practice with respect to its quorum requirements in lieu of those required by Nasdaq for the years ended December 31, 2004 and 2003. Therefore, the paragraph titled "J. Nasdaq Exemptions" has been amended to read in its entirety as set forth below.

J.       Nasdaq Exemptions

         On March 16, 2005, the Registrant informed the Nasdaq National Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant has followed such British Columbia practice for the years ended December 31, 2004 and 2003 pursuant to an exemption granted by the Nasdaq National Market. The Registrant's by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two individuals who are shareholders, proxy holders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 5% of the issued shares of the Registrant carrying the right to vote. The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

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

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                           PAN AMERICAN SILVER CORP.





Dated: April 11, 2005                      By: /s/ Robert Pirooz
                                               --------------------------------
                                           By:    Robert Pirooz
                                           Title: General Counsel and Secretary

                                 EXHIBIT INDEX



Number        Document
------        --------

   1.         Consent of Deloitte & Touche LLP*
  31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
  32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
  33. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding
              Amendment No. 1 to the Annual Report on Form 40-F

___________________
*Previously filed.