Form 40-F
period 2005-12-31
PAN AMERICAN SILVER CORP
filed 2006-04-03
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 40-F

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 2005  Commission File Number 0-13727

                         ----------------------------

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

                             CT Corporation System
                         111 Eighth Avenue, 13th Floor
                               New York, NY 10011
                                 (212) 894-8940
               (Name, address (including zip code) and telephone
    number (including area code) of agent for service in the United States)
                      ------------------------------------

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

                  The Registrant had 67,564,903 Common Shares
                      outstanding as at December 31, 2005

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                    Yes          82-                         No    X
                       -------      --------                     ------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                     Yes    X                               No
                         -------                               -------

                    DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:     Annual Information Form for the year ended December 31,
                    2005, dated March 30, 2006.

Document No. 2:     Audited Consolidated Financial Statements for
                    the financial year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United
                    States generally accepted accounting principles in accordance with Item 18 of Form 20-F.

Document No. 3:     Management's Discussion and Analysis of Financial Condition
                    and Results of Operations for the year ended December 31, 2005.

                                                                 Document No. 1

                   [PAN AMERICAN SILVER CORP. GRAPHIC OMITTED]





                                     Annual
                                   Information
                                      Form






                                  For the Year
                             Ended December 31, 2005





                              Dated: March 30, 2006

                              1500-625 Howe Street
                           Vancouver, British Columbia
                                     V6C 2T6

                       Web Site: www.panamericansilver.com

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------

         This Annual Information Form, and the documents incorporated by reference herein, contain certain forward-looking statements relating to Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "budget", "may", "schedule" and other similar expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:

     o the sufficiency of Pan American's current working capital and anticipated operating cash flow;

     o the accuracy of mineral reserve and resource estimates and estimates of future production and future cash and total costs of production at Quiruvilca, Huaron, Morococha, La Colorada, San Vincente, Alamo Dorado, Manantial Espejo or other properties;

     o estimated production rates for silver and other payable metals produced by Pan American, timing of production and the cash and total costs of production at each of the Company's properties;

     o the estimated cost of and availability of funding for ongoing capital replacement or improvement programs;

     o the estimated cost of construction and development of Alamo Dorado, Manantial Espejo or other projects;

     o the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies prepared in relation to development of projects;

     o estimated exploration expenditures to be incurred on the Company's various silver exploration properties;

     o    compliance with environmental regulations;

     o the effects of laws, regulations and government policies affecting the Company's operations;

     o    forecast capital and non-operating spending; and

     o    future sales of the metals produced by Pan American.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified under the captions "Outlook for 2006" and "Competitive Conditions" in this Annual Information Form. Investors are cautioned against attributing undue certainty to forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

TABLE OF CONTENTS

 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.............................i
 TABLE OF CONTENTS .........................................................ii
 INTRODUCTION................................................................2
   Reporting Currency........................................................2
   Accounting Policies.......................................................2
   Conversion Table..........................................................2
   Glossary of Terms.........................................................2
   Classification of Mineral Reserves and Resources..........................2
 CORPORATE STRUCTURE.........................................................3
   Incorporation.............................................................3
   Capital Structure.........................................................3
   Subsidiaries..............................................................4
 GENERAL DEVELOPMENT OF THE BUSINESS.........................................5
   Business of Pan American..................................................5
   Corporate Strategy and Financial Objectives...............................5
   Developments over the Last Three Financial Years..........................6
   Outlook for 2006..........................................................6
 NARRATIVE DESCRIPTION OF THE BUSINESS.......................................8
   Principle products and Operations.........................................8
   Competitive Conditions....................................................8
   Research and Development..................................................9
   Working Capital...........................................................9
   Environmental Protection.................................................10
   Health and Safety........................................................10
   MATERIAL PROPERTIES......................................................11
      A. Operating Mines....................................................11
      B. Development Projects...............................................51
      C. Investment and Resource Properties ................................66
   Mineral Property Expenditures............................................66
   Metals Trading...........................................................67

RISKS RELATED TO PAN AMERICAN'S BUSINESS....................................68
SELECTED CONSOLIDATED FINANCIAL INFORMATION.................................76
MANAGEMENT'S DISCUSSION AND ANALYSIS........................................77
DIRECTORS AND OFFICERS......................................................77
EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS....................80
MARKET FOR SECURITIES.......................................................80
TRANSFER AGENTS AND REGISTRAR...............................................81
MATERIAL CONTRACTS..........................................................81
ADDITIONAL INFORMATION......................................................81
GLOSSARY OF TERMS...........................................................83

APPENDIX "A" - Duties and Responsibilities of the Audit Committee..........A-1

                                  INTRODUCTION
-------------------------------------------------------------------------------

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

Accounting Policies

         Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 18 to the Consolidated Financial Statements of the Company. These financial statements, set out on pages 21 through 53, inclusive, of the Company's 2005 Annual Report, are incorporated by reference herein.

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


Glossary of Terms

         The glossary of terms set forth on pages 81 to 85 of this Annual Information Form contains definitions of certain terms used herein.

Classification of Mineral Reserves and Resources

         In this Annual Information Form, the definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the "CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines" adopted on August 20, 2000 and amended December 11, 2005.

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

         This Annual Information Form also uses the term "inferred resources". The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.


                              CORPORATE STRUCTURE
-------------------------------------------------------------------------------

Incorporation

         The Company is the continuing corporation of Pan American Energy Corporation, which was incorporated under the Company Act (British Columbia) on March 7, 1979. The Company underwent two name changes by way of amendment to its memorandum, the last occurring on April 11, 1995, when the present name of the Company was adopted. Amendments to the memorandum of the Company to date have been limited to name changes and capital alterations. In May of 2006, the Company expects to obtain shareholder approval to amend its memorandum and articles in connection with its required transition under the Business Corporations Act (British Columbia).

         The Company's head office is situated at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records offices are situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2. The Company's web site can be found at www.panamericansilver.com.

Capital Structure

         The Company's authorized share capital consists of 100,000,000 common shares without par value. The holders of common shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of the Company; and (iii) receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the common shares.

Subsidiaries

         A significant portion of the Company's business is carried on through its various subsidiaries. The following table shows, as at December 31, 2005, the principal subsidiaries, joint ventures and associated companies of the Company, including their respective jurisdictions of incorporation and the percentage of voting securities in each that are held by the Company:


Name                                                                       Jurisdiction       Ownership (%)
----                                                                       ------------       -------------

Pan American Silver (Barbados) Corp. ("Pan American Barbados")             Barbados                100
Pan American Silver Peru S.A.C. ("Pan American Peru")                      Peru                    100
Pan American Silver S.A.C. Mina Quiruvilca ("Mina Quiruvilca") (1)         Peru                   99.93
Compania Minera Argentum ("Argentum") (2)                                  Peru                    87
Corner Bay Silver Inc. ("Corner Bay")                                      Canada                  100
Minera Corner Bay S.A. de C.V. ("MCB")                                     Mexico                  100
Plata Panamericana S.A. de C.V. ("Pan American Mexico")                    Mexico                  100
Pan American Minerals, Inc. ("Pan American U.S.")                          Nevada                  100
Pan American Silver (Bolivia) S.A. ("Pan American Bolivia")                Bolivia                55(3)
Compania Minera Alto Valle S.A. ("Alto Valle")                             Argentina              50(4)
Minera Triton Argentina S.A. ("MTA")                                       Argentina              50(4)


--------------

1 As of January 2006, Mina Quiruvilca merged with Cia. Minera Huaron S.A., a Peruvian company in which Pan American previously held a 99.85% interest.

2 In April 2005, Argentum amalgamated with Compania Minera Natividad ("Natividad"), a company in which Pan American previously held a 100% interest.

3 Pursuant to a shareholders' agreement entered into in January 2006, the remaining 45% interest in the capital of Pan American Bolivia is held by EMUSA, a Bolivian mining company, and Trafigura Beheer B.V., a Dutch company involved in the purchase and sale of mineral concentrates, with 45% and 5%, respectively.

4 In March 2006, Pan American negotiated and entered into a purchase agreement with SSR to acquire SSR's 50% interest in MTA and Alto Valle, respectively, thus becoming a 100% indirect owner of the project.

                               [GRAPHIC OMITTED]

                      GENERAL DEVELOPMENT OF THE BUSINESS
-------------------------------------------------------------------------------

Business of Pan American

         Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver mines. The Company's principal product is silver, although a significant amount of copper and zinc are produced and sold. At present, the Company carries on mining operations and is developing mining projects in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver resources in the United States and Argentina. Exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.

Corporate Strategy and Financial Objectives

         Pan American's corporate strategy is to continuously strengthen its position as one of the world's largest and lowest cost primary silver mining companies by acquiring or discovering silver resources that have the potential to be developed economically and add meaningfully to Pan American's production profile while lowering consolidated unit costs of production.

         The key elements of Pan American's strategy are to:

         o Increase silver production - During its eleven year history, Pan American has increased its annual silver production each year. This has been accomplished through a combination of acquisition and expansion efforts. During the most recent year, Pan American
               (i) made a decision to initiate mine construction at its Alamo Dorado project and expects the mine to go into production in late 2006 and (ii) began mining and processing at its San Vicente project.

               For the year ended December 31, 2003 silver production was approximately 8.6 million ounces. Silver production increased during the year ended December 31, 2004, to approximately 11.2 million ounces, which was a 30% increase over 2003, and for the year ended December 31, 2005 silver production was approximately
               12.5 million ounces, which was a 12% increase over 2004.

         o Acquire additional non-producing silver resources - One of Pan American's objectives is to hold one of North America's largest inventories of non-producing silver resources as leverage to higher silver prices. Pan American holds significant non-producing silver resources at its Hog Heaven and Waterloo properties in the United States, and its interest in the pyrite stockpiles in Peru.

         o Acquire additional silver exploration properties - Pan American is actively seeking to acquire a portfolio of promising silver exploration properties. Throughout 2005, the Company intensified its exploration program on the Morococha property, which has added silver reserves and resources for little additional cost. Pan American's exploration and acquisition focus is on silver properties with bulk mineable targets that have the possibility of possessing over 50 million ounces of silver mineralization to supplement Pan American's existing base of silver exploration properties.

         o Generate sustainable profits from mining operations - Financial performance is monitored annually against targets for operating earnings and cash flow from operations, as well as against operating measures such as production. Pan American continuously develops and implements tax planning strategies, and seeks to organize its corporate structure and activities to optimize its overall tax position.

Developments over the Last Three Financial Years

         During the last three financial years the Company has undertaken the following:

         o 2003 - (i) completed the acquisition of Corner Bay Silver Inc. and in connection therewith issued 7,636,659 shares and 3,818,329 warrants exercisable over five years; (ii) entered into a bought deal agreement to issue $86.25 million of 5.25% convertible, unsecured senior subordinated debentures (the "Debentures") due July 31, 2009 and redeemable in whole or in part by the Company on or after July 31, 2006, subject to the terms of the deal; and (iii) entered into an agreement with EMUSA to assist in financing the San Vicente project and, in connection therewith, initiated a feasibility study for the project.

         o 2004 - (i) completed an expansion of and commenced commercial production at the La Colorada mine in Mexico; (ii) assumed the operator role in respect of the Manantial Espejo development project in Argentina; (iii) reached two agreements, one to purchase an 81% interest in Argentum for approximately $33.8 million and the other to purchase all of the issued and outstanding shares of Natividad for $1.5 million in cash, together resulting in Pan American obtaining concessions and mining operations referred to as the "Morococha mine" (subsequently, Pan American acquired an additional 5% interest in Argentum for $1.5 million); (iv) made an offering of 3,333,333 common shares at a price of $16.50 per share for proceeds of $55 million; (v) sold 6,839 hectares of mining concessions and surface rights in the vicinity of the Quiruvilca mine to Barrick Gold Corporation ("Barrick") for $3,582,575 and for the assumption of $67,425 of payments owing in respect of these mining concessions; (vi) made a formal offer (the "Conversion Offer") to encourage conversion by holders of the Company's $86.25 million outstanding principal amount of Debentures (as at December 31, holders of approximately $717,000 principal amount of Debentures remained unconverted, and the Company has issued 9,135,007 million common shares, and made cash payments in the amount of $11,212,956, in respect of such conversions); and (vii) sold its 20% interest in the Dukat silver mine in Magadan State, Russia to OAO MNPO Polimetall, the mine's owner and operator, for $20.5 million in cash and right to receive up to $22.5 million in contingent future payments.

         o 2005 - (i) completed the feasibility study for, and commenced construction of, an open pit silver mine at the Alamo Dorado silver project in Mexico which has remained on schedule and within the budget estimate; (ii) entered into a consignment agreement with Northwest Territorial Mint to produce a new line of silver bullion products, which succeeded in selling 500,000 ounces of bullion as of January 2006; (iii) completed 14,000 meters of exploration and infill drilling at Morococha, resulting in an approximate 40% increase in proven and probable reserves and an extension of the life of the mine; (iv) completed, and submitted to the Argentine authorities, an environmental impact study for the development of the Manantial Espejo joint venture silver project; (v) resumed commercial production at the San Vicente mine under a toll milling agreement with a nearby mill and renegotiated an agreement with EMUSA, a Bolivian mining company, to increase Pan American's interest in the San Vicente mine from 50% to 55%; (vi) conducted extensive exploration activity which replaced all ounces mined and increased total proven and probable reserves by 30.5 million ounces; and (vii) in the third quarter, the Company issued 255,781 warrants to the International Finance Corporation in exchange for the termination of past and future obligations relating to production from the La Colorada mine.

Outlook for 2006

         In 2006, Pan American expects to: (i) maintain close to the current level of production at the Quiruvilca and Huaron mines; (ii) increase silver production at the La Colorada mine by approximately 1 million ounces with an anticipated restart of the sulphide processing plant; (iii) increase production from the Morococha mine; (iv) continue to produce silver from the pyrite Stockpiles; (v) complete construction at the Alamo Dorado open pit silver mine by the end of the year and begin commercial production thereafter; (vi) complete and obtain approval of the feasibility study for Manantial Espejo, secure sufficient debt and/or equity financings to fund construction of the mine and acquire the remaining 50% interest in the Manantial Espejo project not already owned; and (vii) secure a financing arrangement with a group of leading financial institutions for a $30 million revolving credit facility. Pan American expects to increase silver production to approximately 14.1 million ounces in 2006.

         Pan American will continue to investigate, evaluate and, where appropriate, acquire additional silver production, exploration and development properties.

                     NARRATIVE DESCRIPTION OF THE BUSINESS
-------------------------------------------------------------------------------

PRINCIPAL PRODUCTS AND OPERATIONS

         Pan American's principal products and sources of revenue are silver rich zinc, lead and copper concentrates in addition to silver/gold dore from the La Colorada mine. In 2005, the Quiruvilca, Huaron, Morococha, San Vincente and La Colorada mines and the Stockpiles accounted for all of Pan American's production of concentrates and dore. Information related to Pan American's segment revenues is set forth in Note 15 to the Consolidated Financial Statements and is referred to in the Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") of the Company for the year ended December 31, 2005.

         Consolidated production for the year ended December 31, 2005 was as follows:


                              Quiruvilca         Huaron    La Colorada(1)    Morococha(2)   San Vincente(3)   Consolidated
                              ----------         ------    --------------    ------------   ---------------   ------------

Tonnes milled                   362,192         639,849         211,854        467,521          10,109       1,691,525
Grade
   Silver - grams/tonne             221             214             530            215             296             N/A
   Gold - grams/tonne                 -            0.23           0.611              -               -
   % Zinc                          3.18            2.79               -           4.27            4.07             N/A
   % Lead                          0.95            1.39               -           1.59               -             N/A
   % Copper                        0.51            0.46               -           0.36            0.38             N/A
Production
   Ounces silver              2,234,565       3,690,786       3,094,301      2,736,393          80,991       12,529,417(4)
   Ounces gold                    1,289           1,113           3,375              -                           5,777
   Tonnes zinc                    9,697          11,701               -         15,689             334          37,421
   Tonnes lead                    2,761           6,774               -          5,875               -          15,410
   Tonnes copper                  1,307           1,689               -            925              10           3,931

--------------
1  La Colorada zinc and lead grades are for sulphide ore only.
2  Morococha data represents Pan American's 87% interest in the mine's production.
3  San Vincente data represents Pan American's 55% interest in the mine's production.
4  Includes 692,381 ounces of silver produced from the Stockpiles in Peru.



COMPETITIVE CONDITIONS

         The mining industry is intensely competitive particularly in the acquisition of additional reserves and resources in all of its phases of operation and Pan American competes with many companies possessing similar financial and technical resources.

         Pan American's competitive position is largely determined by its costs compared to other producers throughout the world and its ability to maintain its financial integrity through the lows of the metal price cycles. Costs are governed to a large extent by the location, grade and nature of Pan American's mineral reserves as well as by operating and management skills. In contrast with diversified mining companies, Pan American focuses solely on silver production, development and exploration, and is therefore subject to unique competitive advantages and disadvantages related to the price of silver. If silver prices substantially increase, Pan American will be in a relatively stronger competitive position than diversified mining companies that produce, develop and explore for other minerals in addition to silver. Conversely, if silver prices substantially decrease, Pan American would be at a competitive disadvantage to diversified mining companies.

EMPLOYEES

         The Company has 14 full-time employees and three part-time employees at its head office in Vancouver, including a chief executive officer, two geologists, a metallurgical engineer, two mining engineers, one health and safety specialist, two chartered accountants, two lawyers, one human resource specialist and several support staff.

         As at December 31, 2005, Mina Quiruvilca employed 1,102 persons (661 permanent and 441 temporary) in connection with the operation of the Quiruvilca mine. Approximately 270 of the workers employed by Mina Quiruvilca are members of either the Sindicato de Trabajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the "Quiruvilca Union") or the Sindicato de Trabajadores de Shorey y Anexos (the "Shorey Union"). Mina Quiruvilca considers its relations with its employees to be excellent. Negotiations for Mina Quiruvilca's 2006 collective agreements were completed in December 2005.

         Minera Huaron directly employs 503 full time employees and indirectly employs 993 persons through agreements with Peruvian mining contractors.

         Argentum directly employs 201 full time employees and indirectly employs 1,177 persons through agreements with Peruvian mining contractors.

         Pan American Silver Peru employs 35 full-time employees and six contractors.

         Pan American Mexico employs 490 employees and 65 mining contractors, including three geologists, two civil engineers, two industrial engineers, two agricultural engineers, one mechanical engineer and 18 mining engineers.

         MCB in Mexico currently employs 105 full time employees.

         Pan American Bolivia has 37 full time employees, including two metallurgists, five mining engineers, five geologists, one civil engineer, and three contractors.

         MTA employs 18 full time employees, including one geologist, one environmental engineer, one community relations professional and several support staff.

RESEARCH AND DEVELOPMENT

         Pan American conducts research and development activities through its feasibility work in order to develop improved production processes and exploration techniques. Costs associated with this work are expensed as incurred. Pan American did not incur any significant research and development costs during 2003, 2004 or 2005 and has not budgeted any significant amounts for any significant costs during 2006.

WORKING CAPITAL

         Management of Pan American believes that its working capital of $74.8 million as at December 31, 2005, its expected operating cash flows in the future and its liquid assets are sufficient to sustain funding for projects currently underway, and all capital expenditures in connection thereto, and to discharge liabilities as they come due for the foreseeable future. Pan American is reviewing funding alternatives for the planned capital expenditure required to fund project development requirements, especially with respect to the anticipated $130 million capital investment required to develop the Manantial Espejo project. This anticipated capital investment reflects the total amount that, as of March 2006, Pan American owns 100% of the Manantial Espejo project, pursuant to a purchase agreement entered into with Silver Standard Resources.

ENVIRONMENTAL PROTECTION

         All phases of Pan American's operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management's knowledge, in 2005, Pan American's activities were, and continue to be, in compliance in all material respects with such environmental regulations applicable to its mining operations, development and exploration activities. The Company has implemented an environmental policy and a health and safety policy in which the Company accepts its corporate responsibility to practice environmental protection and provide a safe and healthy workplace for its employees, and commits to comply with all relevant industry standards, environmental legislation and regulations in the countries where it carries on business.

         In the financial year-end dated December 31, 2005, Pan American's environmental costs were approximately $2.3 million. Operating costs were incurred principally for the acid water treatment plant at Quiruvilca and project costs were principally for reclamation of historic mining activities at Huaron and Quiruvilca and an additional lift to the tailings dam at Morococha.

         As at December 31, 2005, the Company has estimated the present value of expenditures required for closure and reclamation costs in respect of the Quiruvilca, Morococha, Huaron and La Colorada mines is approximately $39.4 million. This was an increase from the estimate of $6.5 million at December 31, 2004. Other than specific environmental concerns discussed in this Annual Information Form, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.

HEALTH, SAFETY AND ENVIRONMENT

         During 2005, a formal Corporate Health, Safety and Environmental ("HSE") Audit was conducted at Quiruvilca, Huaron and Morococha. The audits consisted of a week long audit of the safety and environmental aspects of each of the mines and focused on a review of the health, safety, and environmental systems, safety training, and general condition of each mine. Participating in the audit were two third-party consultants as well as safety managers from other Pan American operations. Audit findings were recorded and a schedule for mitigation was developed. All of the aforementioned mines are aggressively addressing the HSE findings and the mitigation progress is reported to the Company's board of directors on a quarterly basis.

         During 2005 Pan American experienced a significant improvement in its safety record, with an overall 62% reduction in lost time accidents ("LTA") on a company-wide basis (192 LTAs in 2004 compared to 80 LTAs in 2005). These achievements are directly related to the great time and attention focussed throughout 2005 on health and safety by management of the Company. In 2005, Pan American introduced complete safety audits at all of its operations, increased the frequency of, and requirements for, training programs, and purchased advanced mine rescue equipment. Pan American will continue to make substantial investments in its safety programs throughout 2006, particularly through the implementation of more training programs and systems to streamline the aforementioned safety audits of each mine.

                              MATERIAL PROPERTIES


Pursuant to Canadian Securities Administrators' National Instrument 51-102F, the following properties and projects have been identified by Pan American as being material.


A.       OPERATING MINES

(i) Quiruvilca Mine

         Ownership and Property Description

         The Quiruvilca mine is owned and operated by Mina Quiruvilca, a public company in which the Company, indirectly through its subsidiaries, owns 100% of the outstanding voting shares and 99.93% of the total outstanding equity.

         The Quiruvilca mine is an underground mine located in the District of Quiruvilca, Province of Santiago de Chuco, Department of La Libertad in northwest Peru. The Quiruvilca mineral property consists of 152 mining concessions covering 1,287 hectares. On March 25, 2004, Mina Quiruvilca sold 6,839 hectares of mining concessions and surface rights in the vicinity of Quiruvilca mine to Barrick for $3,582,575 and for the assumption of $67,425 of payments owing in respect of these mining concessions. All permits and licences required for the conduct of mining operations Quiruvilca are currently in good standing.

         Location, Access, Climate and Infrastructure

         The Quiruvilca mine lies in the Andean mountain range above the tree line located 76 kilometres east of the coastal city of Trujillo. Elevations in the immediate area of the mine range from 3,450 metres to 4,075 metres above sea level. Access to the Quiruvilca mine is by a 137 kilometre all weather road east from the city of Trujillo. The first 65 kilometres of the road are paved and the remaining 72 kilometres consist of a gravel road. The last major upgrade to the road was in 2004 done by Barrick. Trujillo is connected to Lima by a paved all-weather highway.

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

         Pan American is permitted to pump water from the Los Angeles Lake, to the east of the Andean divide to two dams east of the town of Quiruvilca as well as from other local rivers and streams in the area. Process water is drawn from these dams.

         Peru's economy is dependent on mining and there is a sufficient local source of mining personnel and related infrastructure.

         Royalties and Encumbrances

         To the best of Pan American's knowledge, the Quiruvilca property is not subject to any royalties or encumbrances other than the mining royalty tax described under "- Taxation" below.

         In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules require that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006.

         Quiruvilca's largest environmental liability relates to its future closure and remediation. In connection therewith, the Company has estimated the present value of expenditures required for future reclamation and asset retirement at the Quiruvilca mine to be $15.5 million. In 2005, a total of $800,000 was spent on reclamation activities.

         Taxation

         The principal taxes applicable in Peru affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

         In June 2004, Peru's congress approved a new bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following rates: (i) 1.0% for companies with sales up to US$60 million; (ii) 2.0% for companies with sales between US$60 million and US$120 million; and (iii) 3.0% for companies with sales greater than US$120 million. In the case of silver, zinc and copper, the percentage royalty is a net smelter returns royalty, which cost will be deductible for income tax purposes.

         The 1% royalty on Quiruvilca's production amounted to approximately $211,000 in 2005 and $135,000 in 2004.

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

         In August 1995, Pan American acquired 80% of the outstanding voting shares (representing a 53.3% total equity interest) in Mina Quiruvilca from NPMS, and between September 1995 and March 1996, it increased its interest in Mina Quiruvilca to 100% of the outstanding voting shares and 99.7% of the total outstanding equity.

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

         The mineralization at Quiruvilca is contained in a series of narrow veins filling fractures and faults. Over 130 veins have been identified in the mine area. At least three-quarters have been mined at some point in time. Although narrow, the veins at Quiruvilca tend to have an extensive lateral and vertical continuity with abundant splits, cymoid loops, pinch and swell structures. In some places, the veins show some thick ore shoots connected to thinner diagonal sub-economic to non-economic zones. The width varies from up to two metres in the central zone to stringers in the Zinc-Lead Zone (as defined below). The average width of veins currently being mined is 0.56 metres and the average dip of the veins is 70(0).

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

         Exploration, Drilling, Sampling and Analysis

         Exploration at the Quiruvilca property is conducted using a combination of diamond drilling and underground drifting. Three diamond drills are in continuous operation at the property, drilling BQ (36.4 mm diameter) sized holes between 50 and 350 metres in length. This is generally followed by underground drifting and cross-cutting at 70 metre spacing. During 2005, 10,674 metres of drilling was done, along with 3,983 metres of drifting for reserve delineation and access for mining.

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

         Additionally, there is a QA/QC program supervised by the geology department, which includes the submission of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of internal check samples.

         All sampling, whether diamond drilling or cross-cutting, is done under the direct supervision of the Quiruvilca mine geology department.

         Mineral Reserves

         The Company's management estimates that proven and probable mineral reserves at the Quiruvilca mine as at December 31, 2005 are as follows:


                             Quiruvilca Mineral Reserves (1), (2), (3)

   Reserve                          Grams of Silver
  Category          Tonnes             per Tonne               % Zinc        % Lead      % Copper
  --------          ------             ---------               ------        ------      --------

    Proven             964,660            178                   3.62          1.28          0.56
   Probable            549,265            184                   4.50          1.60          0.61
--------------------------------------------------------------------------------------------------
     TOTAL           1,504,925            180                   3.94          1.39          0.58

     -----------

     (1)  Calculated  using a price of $6.25 per ounce of silver,  $1,150 per tonne of zinc,
          $800 per tonne of lead and $3,000 per tonne of copper.
     (2)  Estimates of mineral reserves are calculated on the basis of blocks exposed by underground workings on one or more sides and having an in-place diluted value equal to or above the cutoff grade ($23/tonne). Proven and  probable  mineral reserves are extrapolated between 15 and 30 metres down dip depending on vein continuity.
     (3)  Mineral reserve estimates for Quiruvilca were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology &
          Exploration, and Martin G. Wafforn, P.Eng., Director of Mine Engineering, as
          Qualified Persons as that term is defined in National Instrument 43-101-
          Standards of Disclosure for Mineral Projects ("NI 43-101").


         Reconciliation of Mineral Reserves

         Mineral reserves are adjusted annually by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Quiruvilca to December 31, 2005:

                Reconciliation of Mineral Reserves at Quiruvilca
                ------------------------------------------------

                                                                    Tonnes
                                                                    ------

        Opening balance, December 31, 2004                         1,064,805(1)
        Additions                                                    802,312
        Less Tonnes mined                                           (362,192)
        -----------------                                           ---------
        Closing balance, December 31, 2005                         1,504,925

        -----------

        1 December 31, 2004 reserves were calculated using a price of $5.50 per ounce of silver and $1,020 per tonne of zinc.

         The Quiruvilca mine has proven and probable reserves which indicate a projected mine life of four years at current production rates. In addition, the mine holds a substantial amount of measured and indicated resources, which management of the Company believes could be, depending on metal prices and capital requirements, converted into proven and probable reserves, substantially extending the mine life of the mine.

         Mineral Resources

         The Company's management estimates that mineral resources at the Quiruvilca mine as at December 31, 2005 are as follows:


                              Quiruvilca Mineral Resources (1), (2)
                              -------------------------------------

    Resource                      Grams of Silver
    Category          Tonnes         per Tonne        % Zinc        % Lead       % Copper
    --------          ------         ---------        ------        ------       --------

Measured             3,580,575          140            2.65          0.99          1.08
Indicated              663,090          186            4.45          1.59          0.84
Inferred             2,489,325          182            4.30          1.70          0.54

          -----------

          (1)  These resources are in addition to mineral reserves.
          (2) Mineral resource estimates for Quiruvilca were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn,
               P. Eng., Director of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.


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

         A 590 metre long, 76 mm wide conveyor is used to transport ore and waste from below the 220 level to a surface bin at the 220 level. The conveyor belt has a capacity of 150 tonnes per hour. The mine completed the extension of this conveyor belt down to the 340 level in August of 2005.

         Of the 29 veins presently being mined, eight contributed approximately 70% of the production during 2005 calendar year. These eight veins average 0.72 metres in width.

         There are, on average, 61 active stopes at any given time, all using the cut and fill mining method. Approximately one-third of the stopes are typically in the drilling and blasting phase, one-third in the mucking phase and one-third in the filling phase at any given time. In stopes where the vein has a mineable width less than 1.0 metre, and where hydraulic backfill is not available, resueing is employed with the waste rock remaining in the stope as backfill. In all other stopes, tailings are poured into the stope hydraulically to serve as backfill.

         Tailings from the mill are directed to the hydraulic fill plant located near the Santa Catalina tailings pond. The fine fraction is removed with cyclones, and the coarse fraction is directed to the storage tanks in the hydraulic fill plant. The sand-fill is pumped 2,700 metres to the Luz Angelica distribution plant, or a further 1,600 metres to the Central distribution plant through a 76 millimetre HDPE line. The distribution plants are equipped with 170 cubic metre storage tanks. When backfill is required underground, the fill is re-slurried and pumped underground. The monthly hydraulic backfill volume employed at the mine averages 5,200 cubic metres.

         Milling

         The mill flowsheet consists of three-stage-crushing, ball mill grinding and selective flotation of the ore to produce copper, lead and zinc concentrates, followed by thickening and filtering of the concentrates.

         Throughout 2005, daily treatment capacity was 1,270 tonnes, with an operative mill working six days a week. In addition, throughout that same year, the concentrator plant processed 362,192 tonnes of ore and is expected to process 362,842 tonnes of ore in 2006.

         Strategic Restructuring

         A strategy to reduce high cost ore production and increase mine grades was implemented during 2003 in order to lower the mine costs. This plan to reduce high cost tonnage was carried out by closing the north zone of the mine, a zone with higher operating costs and lower geological expectations. All of Quiruvilca's permanent workers were relocated to the lower cost south zone of the mine and all mine contractors were terminated at the end of August 2003. This action reduced the total mine work force from 1,079 (permanent workers and contractors) to 462 permanent workers without any labour conflict. Average production was lowered by 20% to approximately 32,000 tonnes per month. As a result of these actions, cash costs in 2004 at Quiruvilca were reduced to $3.63 per ounce of silver from $5.01 per ounce of silver in 2003 and Quiruvilca generated significant positive net cash flow in 2004. In 2005, Quiruvilca continued to generate positive cash flow and income, with recorded cash costs of $4.07 per ounce. As of today's date, Pan American intends to continue to operate Quiruvilca as long as there are reserves available.

         Reoriented exploration and development has provided additional positive results, such as the confirmation of the high silver grade Union Vein and Zoila Gata on the 340 level, and new reinterpretation demonstrates continuity up to the surface which should enable the Quiruvilca mine to continue operations beyond the life of the current proven and probable reserves.

         Environment, Health and Safety

         Environmental regulations are evolving in Peru and it is expected that these requirements will eventually reach North American standards. As part of the developing regulatory framework, mining companies were required to submit environmental evaluation reports summarizing general environmental conditions at their mines and environmental remediation plans. Mina Quiruvilca filed an evaluation report with the Peruvian Ministry of Energy and Mines in 1995 and filed a Program for Environmental Remediation and Management ("PAMA") in 1996 in compliance with Peruvian regulations. The PAMA addressed, among other things, stabilization of tailings impoundments, tailings reclamation, mine acid water neutralization and other effluent treatment, revegetation and a contingency plan. For each of these issues, Pan American provided an implementation schedule and estimates of capital expenditures. The PAMA was approved by the Peruvian Ministry of Energy and Mines in 1997 and the terms of the PAMA were to have been completed by March 2002. However, based on discussions with the auditors, some projects were re-classified as more appropriate for inclusion in a final closure and remediation plan. These issues will be incorporated into the new reclamation plans due in October 2006.

         Quiruvilca's PAMA-related expenditures for the years 1997 to 2005 were audited by independent consultants and reviewed by Peruvian environmental regulators. Overall expenditures were greater than budgeted and considerably more than the 1% of gross sales required under Peruvian law. While the PAMA process defined remediation projects, expenditures and time frames to achieve compliance primarily with respect to water quality, it explicitly excluded closure projects, and in many cases did not fully consider remediation of historic liabilities, whether caused by third parties or predecessor companies.

         In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules require that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006. Quiruvilca's original closure plan was filed in early March 2004. Pan American has budgeted $1.5 million for concurrent reclamation and closure related costs at Quiruvilca in calendar 2006 (including rehabilitation of tailings ponds and rehabilitation of waste dumps). In the fourth quarter of 2002, Pan American prepared an estimate of the expected future reclamation costs to be incurred at Quiruvilca and charged operations with a $12.2 million provision for future reclamation. These costs were revised in 2005 and the current present value of expenditures is $15.5 million. Once the new closure plans are completed, the cost estimates will be revised to reflect the new plan.

         The most significant environmental issues currently associated with the Quiruvilca mine are metal-laden acid water discharge from the mine, acid rock drainage from the mine's tailings deposit areas and the containment and stability of mine tailings ponds. All acid water discharge from the Quiruvilca mine is either treated at the mine's High Density Sludge plant or by passive systems. During 2005, water quality at the compliance point generally met pH standards and a majority of metal compliance standards. The review now underway by independent consultants will define closure and mitigation options for reducing acid water flows and improving the quality of waters exiting the site.

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

         In addition, supervisors and workers are attending the Cetemin "Basic Mining Concepts and Safety" training in Lima. This training focuses on proper mining methods with an emphasis on safety. This training will continue through 2006. To date, all supervisors have completed this course and approximately 70% of the hourly employees have received the training on site conducted by Cetemin trainers.

         Capital Expenditures

         Since 1995, Pan American has undertaken a program of capital and non-operating expenditures at the Quiruvilca mine to improve its operations, ensure compliance with its PAMA and reduce operating costs.

         During 2005, capital expenditures were approximately $2.3 million and consisted of: (i) equipment replacement and improvements totalling $540,000;
(ii) purchase of earth moving equipment totalling $1,020,000; (iii) level 340 conveyor belt extension totalling $460,000; and (iv) San Felipe dam raise totalling $240,000.

         Pan American has budgeted $2.9 million for 2006 capital expenditures at the Quiruvilca mine consisting primarily of $1.1 million for mine development and equipment and $1.4 million for reclamation projects.

         Marketing

         The principal products from the Quiruvilca mine are zinc, and silver-rich lead and copper concentrates. All of these concentrates are sold under contracts to arm's length metals trading companies or arm's length integrated mining and smelting companies. In 2004, zinc concentrate was sold to Glencore International AG under a contract which runs until 2006, which contract has a minimum one-year extension clause at the option of either party. In 2005, a zinc concentrate contract was put out to tender and subsequently sold to Glencore, which committed to total production for years 2007, 2008 and 2009.

         Currently, the Quiruvilca mine sells its lead concentrate to Glencore pursuant to a contract with fixed terms through to the end of 2007.

         Copper concentrate is sold under a contract that expires at the end of 2006. All contracts are at arm's length. Under the terms of all of its sales contracts, Mina Quiruvilca receives payment for an agreed percentage of the silver, and lead, zinc, or copper contained in the concentrate, after deductions for smelting and refining costs.

         During 2005, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

                                                            Average Sales Price
                             Revenue(1)       Tonnes            per Tonne
                             ----------       ------            ---------

Zinc Concentrate            $6,861,572         18,011                $381
Lead Concentrate            $2,973,739          3,237                $919
Copper Concentrate         $12,281,879          6,681              $1,838

----------------
1  Consists of sales to arm's length customers.


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

-------------
1  Consists of sales to arm's length customers.

         The zinc concentrates produced by the Quiruvilca mine are highly marketable as they contain low levels of impurities and low silver content. The lead concentrates have arsenic and antimony as impurities but are attractive to lead smelters due to their high lead, silver and gold content. Although the silver-rich copper concentrate produced by the Quiruvilca mine contains arsenic and antimony impurities, its marketability is not affected because of the high amount of silver contained in the concentrate. To date, Pan American has not experienced difficulty in securing contracts for the sale of the Quiruvilca concentrates.

(ii) Huaron Mine

         Ownership and Property Description

         As of January 2006, pursuant to a merger between Mina Quiruvilca and Cia. Minera Huaron S.A., the Huaron mine is owned and operated by Mina Quiruvilca, in which Pan American has a 99.93% interest.

         The Huaron mine is an underground silver mine located in the Department of Pasco, Province of Pasco, District of Huayllay in central Peru, 320 km northeast of Lima. The property consists of exploitation claims covering approximately 17,075 hectares, approximately 40,000 hectares of exploration claims and 473 hectares of surface rights and a lease over 178 hectares of surface rights covering the main workings. All permits and licences required for the conduct of mining operations at Huaron are currently in good standing.

         Location, Access, Climate and Infrastructure

         The Huaron mine lies on the eastern flank of the western branch of the Andean mountain range from an elevation of 4,250 metres to 4,800 metres above sea level. Access to the Huaron property is by a continuously maintained 285 kilometre paved highway between Lima and Unish and a well maintained 35 kilometre gravel road between Unish and the Huaron property.

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

         Royalties and Encumbrances

         The Huaron property was subject to a 3% net smelter return royalty, which was payable after 4,300,000 tonnes of ore from the Huaron property had been recovered. In October 2003, Pan American bought back this 3% net smelter royalty on the Huaron mine from a group of Peruvian companies for a total of $2.5 million in cash.

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

         To the best of Pan American's knowledge, the Huaron property is not subject to any royalties or encumbrances other than the mining royalty tax described under "- Taxation" below.

         Huaron has future environmental liabilities that have been estimated by the Company to amount to $8.8 million to remediate and, as a result, the Company has established an asset retirement obligation of such amount.

         Taxation

         The principal taxes of Peru affecting Minera Huaron include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, refundable value added tax and Peruvian mining royalty tax.

         The 1% royalty tax on Huaron's production amounted to approximately $339,000 in 2005 and $229,000 in 2004. See "Quiruvilca Mine - Taxation" for a discussion of the new Peruvian mining royalty tax.

         History

         The Huaron mine is an underground mine with narrow and wide veins of silver-rich base metal sulphides, as well as replacement mineralization in conglomerates and dissemination in sediments. The mine, mill and supporting villages were originally built and operated by a subsidiary of the French Penarroya company from 1912 to 1987. In 1987 the mine was sold to Mauricio Hochschild and Cia Ltda. Prior to its acquisition by Pan American, approximately 22 million tonnes of silver-rich base metals sulphide ore were mined from the Huaron property. Silver was the main constituent, contributing about 49% of the historic sales value, with zinc, lead and copper, 33%, 15% and 3% respectively, making up the remainder. Ore from the mine was processed on-site by crushing, grinding, and differential flotation to produce copper, lead and zinc concentrates.

         In April, 1998, a portion of the lakebed of nearby Lake Naticocha collapsed and water from the lake flowed into the adjacent Animon mine (operated by an unrelated company) and, through interconnected tunnels, the water entered and flooded the Huaron mine, causing its closure.

         After the April 1998 flooding, the Huaron mine operations were shut down, the labour force was terminated, the village closed and work was undertaken to clean up the flood damage, drain the workings and prepare for an eventual restart of production. The water level in the lake which provided the source of floodwater is maintained well below the level where it flooded into the old workings. There is no threat of further flooding. The Animon mine, in accordance with a settlement agreement reached with Cia. Minera Huaron S.A. in September 2000, constructed a channel to route water around the lake to provide water for the Huaron's mine operation and to reduce the water in upstream lakes to prevent agricultural flooding which had created local social pressures.

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

         The Huaron mine is within an anticline formed by east-west compressional forces. The axis of the anticline is approximately north-south, gently plunging to the north. There are two main fault systems: (i) north-south striking thrust faults, parallel to the axis of the anticline; and (ii) east-west striking tensional faults. The intrusives strike in two principal directions N70(degree)E and S10(degree)E. Most of the area is covered with recent soils except where the more resistant cherts and conglomerates form ridges parallel to the flanks of the anticline. These outcrops are discontinuous and frequently offset by the crosscutting east-west faults.

         Huaron is a polymetallic deposit (hosting silver, lead, zinc and copper) consisting of mineralized structures probably related to Miocene monzonite dykes principally within but not confined to the Huaron anticline. Mineralization is encountered in veins parallel to the main fault systems, in replacement bodies associated with the calcareaous sections of the conglomerates and other favourable stratigraphic horizons, and as dissemination in the monzonitic ingrusions at vein intersections.

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

         There is a definite mineral zoning at Huaron and the mine has been divided into seven separate zones. There is a central copper core (Zone 5) where the principal economic mineral was enargite. The structures contain copper with pyrite and quartz. This area was extensively mined by previous operators but, because of the high arsenic and antimony content and poor metal recoveries, mining in this area could be problematic. To the east and west of the central core are Zones 2, 3 and 4 where silver, lead and zinc are found in carbonates, principally calcite and rhodochrosite. Zone 1 to the north of the central core contains silver, lead and zinc associated with pyrite. Zone 6 is along the west side of the axis of the anticline and south of Zone 2 is principally lead and zinc with lower silver values within carbonates. Zone 7 is a narrow band running north-south along the general axis of the anticline and to the south of Zone 3 and contains principally sphalerite and sulfosalts with rhodochrosite.

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

         Exploration, Drilling, Sampling and Analysis

         Exploration at Huaron is conducted using a combination of underground drilling and drifting. Generally, underground drillholes that intersect promising ore grade mineralization are followed up by drifting for resource and reserve definition. During 2005, 7,990 metres were drilled using three drill rigs. In addition, 4,075 metres of underground drifting was conducted for resource and reserve definition.

         Drill core is split with half remaining on-site for further reference. Assaying, for both drill samples and underground channel samples, is done at the mine laboratory. The quality assurance/quality control program includes sample checks performed at an outside lab and the submission of standards to the mine lab.

         Additionally, there is a QA/QV program supervised by the geology department. It includes the submission of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of the check samples.

         All of the geologic activities, including sampling, are conducted under the direct supervision of the Huaron Chief Geologist.

         Strategic Restructuring

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

         Mineral Reserves

         The Company's management estimates proven and probable mineral reserves at the Huaron mine, as at December 31, 2005 are as follows:


                               Huaron Reserves (1), (2)
                               ------------------------

    Reserve                      Grams of Silver
    Category         Tonnes          per tonne         % Zinc      % Lead    % Copper
    --------         ------          ---------         ------      ------    --------
  Proven           3,999,463            207             3.18        1.76         0.39
  Probable         3,354,563            209             3.43        2.07         0.29
-------------------------------------------------------------------------------------
  Total            7,354,026            208             3.29        1.90         0.34

         -------------
         1   Calculated using a price of $6.25 per ounce of silver, $1,150 per tonne of zinc, $800 per tonne of lead and $3,000 per tonne of copper.

         2   Mineral reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President
             Geology & Exploration, and Martin G. Wafforn, P.Eng., Director of Mine
             Engineering, as Qualified Persons as that term is defined in NI 43-101.


         Reconciliation of Mineral Reserves

         Mineral reserves are adjusted by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Huaron to December 31, 2005:

                  Reconciliation of Mineral Reserves at Huaron
                  --------------------------------------------

                                                                   Tonnes
                                                                   ------
            Opening balance, December 31, 2004                   6,756,335(1)
            Additions                                            1,237,540
            Less tonnes mined from reserves                       (639,849)

            -------------------------------------------------------------------
            Closing balance, December 31, 2005                   7,354,026

            -----------
            1 December 31, 2004 reserves were calculated using a price of $5.50 per ounce of silver and $1,020 per tonne of zinc.

         The Huaron mine has proven and probable reserves which indicate a projected mine life of at least ten years at current production rates.

         Mineral Resources

         The Company's management estimates that mineral resources at the Huaron mine, as of December 31, 2005, are as follows:


                                Huaron Resources(1)(,2)
                                -----------------------

     Resource                      Grams of Silver
     Category          Tonnes         per tonne        % Zinc     % Lead     % Copper
     --------          ------         ---------        ------     ------     --------
   Measured            1,589,282         173             3.96      2.25        0.43
   Indicated           1,206,086         183             3.90      1.89        0.60
   Inferred            2,992,099         198             3.28      1.85        0.22

-------------
1   These resources are in addition to Huaron mineral reserves.
2   Mineral resource estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Senior Vice President Geology
    & Exploration, and Martin G. Wafforn, P. Eng., Director of Mine Engineering, as
    Qualified Persons as that term is defined in NI 43-101.


         Mining

         The Huaron mine is located at an elevation of 4,250 metres above sea level to 4,650 metres above sea level. Pan American's mining activities will extend over an area of two kilometres by two kilometres.

         The main mine access is by a four metre by four metre ramp which is used for truck haulage of ore out of the mine. There are two existing shafts on the property but these have not been used since the late 1980's.

         In 2005, stopes from 28 different veins were mined with approximately 48 stopes active at any time. The mining method is 100% mechanized cut-and-fill using mill tailings as the backfill material.

         Rehabilitation of the 500 level was completed in April 2005 in order to change the ore haulage system from commercial 12 cubic metre-capacity trucks to electric locomotives for the ore transport. This will result in savings in operating costs, and provide access to new zones with ore reserves. Evaluation is currently underway to rehabilitate and use existing mine shafts to replace part of the existing truck haulage system.

         Throughout 2005, 130,500 tonnes of ore were extracted from the 500 and 600 levels. It is expected that approximately 280,000 tonnes of ore will be extracted from the same levels in 2006.

         Milling

         During 2005, the concentrator plant processed 639,849 tonnes of ore in comparison to 635,845 tonnes processed in 2004. The plant has operated basically the same circuits of crushing, ball mill grinding, selective flotation and filtering since it started in 2001. It is expected that approximately 639,881 tonnes of ore will be processed throughout 2006.

         Environment, Health and Safety

         Before Pan American acquired its interest in the Huaron Mine, Minera Huaron had filed a program of environmental remediation and management ("PAMA") with the government on July 26, 1996 in compliance with Peruvian regulations. The PAMA addressed, among other things, stability of tailings impoundments, water quality and the fact that liquid effluents from the mine exceeded certain permissible levels of metals, as well as the required revegetation of a historic tailings area near the adjacent town. The PAMA set forth an implementation time line of nine months for Huaron to make certain expenditures to address the environmental issues raised. In January of 1997 and March of

1998, the Minister of Energy and Environment consented to the modification of certain expenditures under the PAMA and an extension of the implementation time line.

         As a result of the 1998 flood of the adjacent Animon mine, waters inundated portions of the Huaron Mine, causing the closure of the mine. For this reason, Minera Huaron was not able to satisfy all of its obligations under the PAMA in accordance with the established implementation time line. Given the magnitude of the incident at the Huaron mine, in December 2001, the Minister of Energy and Environment granted further modification of the PAMA and an extension of the time for implementation. At the same time, the Minister of Energy and Environment approved a special program of environmental management ("PEMA") to continue until the end of 2005.

         Minera Huaron completed requirements under the PAMA program, and compliance and expenditures have been audited by third party consultants. Under the PEMA program, work was focussed on two projects: remediation of water quality exiting the old workings and closure of the historic Huayllay tailings impoundment. Remedial work started on the Huayllay tailings impoundment in 2004 and was completed in 2005. To date, Huaron has spent approximately $2.5 million on those PEMA projects.

         In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within six months of the date of passage of the legislation. Administrative rules associated with this legislation which lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules require that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006. Huaron's original closure plan was filed by mid-year 2004. Pan American has estimated that future reclamation at the Huaron mine will cost approximately $8.8 million.

         The most significant environmental issues currently associated with the mine are metal-laden waters discharged from the mine, localized areas of acid rock drainage from the mine's tailings deposit areas and the containment and stability of the active tailings ponds. During 2004 and 2005, water quality at the compliance point has met pH standards and a majority of metal compliance standards. The closure planning process, now underway with the support of independent consultants, will define closure and mitigation options for improving water quality exiting the site.

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

         Following its purchase of the mine, Pan American implemented a modified version of the third party safety and training program for employees and contractors used successfully at its Quiruvilca Mine. All employees are required to undergo safety and environmental training and all new underground employees are required to undergo task specific training prior to being assigned to their first position. In addition, supervisors and workers are attending the Centromin "Basic Mining Concepts and Safety" training in Lima. This training focuses on proper mining methods with an emphasis on safety. This training will continue through 2006.

         Capital Expenditures

         In 2005, capital expenditures at the Huaron mine were approximately $4.9 million and consisted of: (i) a new filtration plant of $1,010,000; (ii) equipment replacement and improvement of $1,760,000; and (iii) mine development of $2,200,000.

         Significant capital spending is expected at Huaron in 2006 as the Company starts its investment to mine below the 250 level. Huaron's budget for 2006 totals $7.6 million, which includes: (i) mine capital amount of $2.7 million for the rehabilitation and deepening of the 250 level; (ii) mine development and water management amount of $2.1 million; (iii) hoist rehabilitation amount of $0.7 million; and (iv) mine equipment purchases of $0.3 million. Huaron's 2006 capital budget also includes $0.4 million for the replacement and maintenance of scoops and $0.4 million for warehouse rehabilitation and upgrades to the sewer system.

         Marketing

         The products of value produced from the Huaron mine are silver rich zinc, lead and copper concentrates. In 2002, long-term contracts for the sale of Huaron's zinc and lead concentrate were signed with Glencore. These contracts extend through 2006 with an option to extend through 2007. Copper concentrate was sold under a contract that expires at the end of 2006. All contracts are at arm's length. Minera Huaron receives payment for an agreed percentage of the silver, lead, zinc or copper contained in the concentrates it sells after deduction of smelting and refining costs.

         In relation to the lead concentrate contract signed in 2002, Pan American reached an agreement with Glencore in 2005 whereby 50% of 2006 lead concentrate production would be sold to Glencore.

         During 2004, the existing zinc concentrate contract was modified to provide for the commitment for the sale of total production until 2008, then following that period a commitment for the sale of 60% of total zinc concentrate based on market benchmark terms until 2011. In 2005, following a tender process, Pan American reached an agreement with Votorantim and settled the terms for 40% of 2009 zinc production (the remainder of the unsold concentrate).

         In 2004 and 2005, the revenues per type of concentrate produced at the Huaron mine were as follows:

                                                           Average Sales Price
2005                        Revenue         Tonnes            per Tonne
----                        -------         ------            ---------

Zinc Concentrate           $7,208,913        23,182                $311
Lead Concentrate           $9,887,443        15,992                $618
Copper Concentrate        $17,770,711         7,470              $2,379


                                                           Average Sales Price
2004                        Revenue         Tonnes            per Tonne
----                        -------         ------            ---------

Zinc Concentrate           $7,077,634        34,317                $206
Lead Concentrate          $13,025,388        20,253                $643
Copper Concentrate        $16,179,935         7,030              $2,302


         To date, Pan American has not had any difficulty in securing contracts for the sale of Huaron concentrates.

(iii) La Colorada Mine

         Ownership and Property Description

         Pan American Silver's wholly-owned subsidiary, Pan American Mexico, owns and operates the La Colorada mine.

         The La Colorada property consists of six non-contiguous blocks of exploration permits and exploitation claims totalling approximately 2,230 hectares (approximately 1,189 hectares are designated by exploration permits and 1,041 hectares by exploitation claims). Three of the exploration permits are in the process of being converted to exploitation claim status. The property also consists of approximately 464 hectares of surface rights which cover the main mine workings and the mine's ore zones.

         All permits and licences required for the conduct of mining operations at La Colorada are currently in good standing.

         A technical report on the La Colorada mine (the "La Colorada Report") dated August 29, 2003 was prepared for Pan American in accordance with NI 43-101 by Norm Pitcher, P.Geo., John Wright, P.Eng. and Robert Barnes, P.Eng., all of whom were qualified persons, as the term is defined in NI 43-101, then employed by the Company. The following summary of the La Colorada mine is primarily based on and, in some cases, is extracted directly from the La Colorada Report.

         Projected capital expenditures, production estimates, cash flow projections and other projections in respect of the La Colorada mine have been included in this Annual Information Form based on the requirements of applicable Canadian securities regulations and were not prepared with a view towards compliance with the published guidelines of the United States Securities Exchange Commission or the guidelines published by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Pan American's auditors have neither examined nor compiled the accompanying prospective financial information and, accordingly, do not express opinions or any other form of assurance with respect thereto.

         A new mine plan, which will likely result in a different economic analysis from that set out in the La Colorada Report, is being prepared by Pan American and will be based upon definition drilling conducted in 2005 and an improved mine design to address ground conditions encountered at La Colorada. This new plan is expected to be completed in the first quarter of 2006.

         Location, Access, Climate and Infrastructure

         The La Colorada mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres south of the city of Durango. The main municipality in the district is the city of Chalchihuites, 16 kilometres northwest of the La Colorada Mine, with a population of approximately 1,000. The district's general coordinates are 23(0), 23' North Latitude and 103(0), 46' West Latitutde. The property is situated at elevations between 2,100 and 2,550 metres above sea level.

         The La Colorada mine is accessed primarily from the city of Durango by a continuously maintained 120 kilometre all-weather, paved, two lane highway (Highway 45) and a 23 kilometre public, all weather, gravel road. The mine is also accessible from the city of Zacatecas by similar types of roads.

         The physiography of the region around the mine site resembles a basin and range area with wide flat valleys and narrow relatively low mountains and ranges.

         The climate at the project site is arid to semi-arid. Vegetation typically includes mesquite and cactus. The rainy season is from July to September. Precipitation during this rainy season can be extreme and cause regional flooding and wash-outs. However, in general, precipitation in the area is quite low.

         Electrical power is supplied from the Mexican national power grid that feeds the mine property distribution system. However, as a result of the heavy demands and use of the national power grid, which has caused random power outages at the mine, additional diesel generators will be installed to provide the additional power necessary for the expansion of the mine dewatering system.

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

         Royalties and Encumbrances

         Until third quarter of 2005, when the Company issued 255,781 warrants to the International Finance Corporation ("IFC") in exchange for the termination of past and future obligations relating to production from the La Colorada mine, the Company had been obligated to make an annual payment (the "Royalty Fee") to the IFC, such obligation which was to last until May 15, 2009. The Royalty Fee was equal to 20 per cent multiplied by the average silver price for the previous calendar year less $4.75, multiplied by the annual production from the La Colorada mine and multiplied by the scheduled IFC loan balance at the end of the year divided by $9,500,000. The Royalty Fee had been capped such that the maximum payable was approximately $2,800,000.

         In order to release itself of the Royalty Fee, and as settlement of the Company's obligation to the IFC, the Company issued warrants to the IFC with a fair value of $2.1 million. Each warrant issued entitles the IFC to purchase one common share of Pan American at a price of US$16.91 over a five year period.

         To the best of Pan American's knowledge, the La Colorada property is not subject to any other royalties or encumbrances.

         Taxation

         The principal taxes of Mexico affecting the La Colorada operations include income tax, assets tax, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

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

         In 1925, the Dorado family operated mines at two locations on the La Colorada property. From 1929 to 1955 Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 tonne per day flotation plant and worked the old dumps of two previous mines on the La Colorada property. From 1933 to the end of World War II La Compania de Industrias Penoles also conducted mining operations on a single breccia pipe on the property. From 1949 to 1993, Compania de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property.

         In 1994, Minas La Colorada S.A. de C.V. ("MLC") acquired the exploration and exploitation claims and surface rights of Compania de Minas Victoria Eugenia S.A. de C.V. Until 1997, MLC conducted mining operations on three of the old mines on the La Colorada property. Production was at a rate of approximately 150 tonnes per day.

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

         East to northeast striking faults form the dominant structures in the project area and play a strong role in localizing mineralization. Most of these faults dip moderately to steeply to the south and juxtapose younger hanging wall strata against older footwall rocks. Evidence suggests down-dip motion on these faults, however, most of the faults have been reactivated at some point so the movement direction during the initial formation is uncertain. Stratigraphic contacts are displaced from tens to over a hundred metres lower on down dropped blocks.

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

         Most mineralized veins on the property strike east to northeast and dip moderately to steeply to the south. Veins occur in the trachyte and limestone units and cut across the bedding and contacts with little change in the width or grades of the vein. Mineralized widths in the veins are generally less than two metres but may be wider if there is a halo of replacement or brecciated material. The No Conocida Poniente (NCP) Corridor strikes east-west and dips moderately to the south, with average widths of approximately 12 metres, but most of the economic mineralization is located in quartz veins, which are on average 1 to 2 metres wide.

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

         The ore zones at La Colorada as well as their orientation (strike/dip) and style of mineralization are as follows:

         o NCP and NCP Corridor - Average orientation 75/60S. The Corridor consists of the NCP structure west of the Candelaria Breccia. This zone is characterized by a broad mineralized shear within limestone containing one or more quartz veins parallel to the orientation of the shear. The majority of the silver mineralization is found in the quartz veins. Mining is in progress on various sublevels down to the 385 level. The NCP vein is east of the Candelaria Breccia and is a typical narrow vein structure.

         o NC2E - Average orientation 45/70S. NC2E is a narrow (one-to-two metre) sulphide vein that contains an important part of the current sulphide resources. It has a strike length of over 700 metres and is open to the east where there is a wedge of inferred material below the east mine fault. NC2E is exposed down to the 345 level and has been drilled to below the 495 level where inferred resources have been estimated.

         o NC2W - Average orientation 35/65S. NC2W is probably the faulted, western extension of NC2E. The western portion of NC2W is oxide has an average width of 2.1 metres. The eastern portion is sulphide and averages 1.1 metres wide. This structure holds oxide reserves between the 150 and 220 levels and inferred sulphide resources between 220 to 270 levels.

         o 4235 - Average orientation 90/75N. 4235 is a narrow (approximately one metre) vein which occurs in the hanging wall of the NCP and NC2 vein systems. It has a strike length of approximately 140 metres, and has been exposed by development on the 295 level and by drilling above and below that level. The western half of 4235 is sulphide and the eastern half is oxide. Only resources have been estimated in this structure.

         o Recompensa - Average orientation is 90/80N. Recompensa is a combination of vein and manto mineralization located more than one kilometre northwest of the NC2 and NCP vein complex. The vein mineralization is narrow (less than one metre). Recompensa contains both oxide and, more important, sulphide material.

         o Amolillo - Average orientation is 45/70S. Amolillo is a small oxide vein located 500 metres north of the NC2 and NCP vein complex.

         o Footwall and Hanging Wall Veins - Orientation is generally parallel to NC2E. These veins (all sulphide) occur in the footwall and hanging wall of the NC2E structure, and are generally narrow (less than one metre) with limited strike and dip extents.

     Exploration and Drilling

         The bulk of Pan American's exploration of the La Colorada property has been surface and underground diamond drilling and underground drifting on the veins and mineralized zones.

         Historically, from 1997 to 2005 Pan American drilled 66 surface holes and 127 underground holes, for 34,707 total metres of drilling. Surface drilling was done with NQ sized core and underground drilling used BQ sized core, except for certain NCP Corridor drilling in 2000, which was done with HQ sized core in an attempt to improve recovery. Prior to Pan American's involvement in the La Colorada project, previous operators had drilled 131 holes for a total of 8,665 metres. These holes were not used in Pan American's reserve or resource calculation, with the exception of four holes where the original core was found and assayed by Pan American.

         Drill holes generally range in length from 100 to 300 metres with dips of plus 45(0) to minus 90(0). Standard logging and sampling processes have been used to record information from the holes drilled by Pan American. Interval samples have been cut with a diamond saw and the remaining half core is stored on-site. Hole collars have been surveyed by total station survey equipment.

         Recovery in the drill holes has generally been high (plus 80%), with the exception of holes drilled into the NCP Corridor ore zone. In the NCP Corridor zone, the recovery averaged 67%. There was no bias in the poorer recovery drill holes.

         The drilling programs have been successful in projecting ore below the lowest level of the mine (the 295 level) in NC2E and the Corridor zone, and below the 150 level in NC2W. Drilling was also used as a recognizance tool outside of the main mine area.

         Underground drifting along the mineralized structures was the principal method of exploration. Approximately 4,014 metres of horizontal and ramp development was completed in NC2W, NC2E, 5235 and the San Fermin areas during 2005. The drifting allowed detailed mapping and structural interpretation of the ore zones, as well as key grade information.

         An exploration drilling program of 2,380 metres on the surface started in September of 2005, targeting the San Fermin and NCP areas. The Recompensa mine has been rehabilitated in the higher levels (down to the 2475 level).

         Sampling and Analysis

         The La Colorada database consists of two types of samples - underground channel samples and diamond drill core samples.

         Underground development is channel sampled every four metres. Samples were broken out geologically, and vein and wall rock is sampled separately. Sample size is approximately three kilos. To provide an accurate representation of vein grades, samples are taken regardless of whether the vein appears to be above cut-off or not. Any waste lenses within the vein are included in the vein sample. In almost all cases the vein is distinguishable from the wall rock, due to the high quartz and sulphide content of the vein material.

         In addition to the samples taken from development, the database includes stope samples taken from mining during 2001 and 2002. Stope sampling methodology is the same as the development sampling.

         Drill holes are sampled and logged according to industry-accepted standards. Holes are logged for lithology, alteration, mineralogy and recovery. As with the underground sampling, the samples are broken out by geology, and vein and wall rock are sampled separately.

         Pan American has used three commercial labs for the exploration assaying at La Colorada: Bondar Clegg (Vancouver, B.C.), ALS Chemex (Vancouver, B.C.) and Luismin (Durango, Mexico). All assaying by the commercial labs for gold and silver has been done using fire assay with either an AA or gravimetric finish on a one-assay tonne charge. Base metals were assayed using acid solution and atomic absorption ("AA") determination. The La Colorada lab uses fire assay for gold and silver on a ten gram charge with a gravimetric finish. Base metals are assayed using acid digestion and AA determination.

         A quality assurance/quality control ("QA/QC") program consisting of check assays and blank samples at an independent laboratory was used throughout the drilling program conducted prior to 2004. Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of check samples. This program was started with the new diamond drilling campaign in 2005.

         All of the drilling, sampling and quality assurance/quality control programs were conducted under the direct supervision of Pan American's geology staff.

         Mineral Reserves

         The Company's management estimates that mineral reserves at La Colorada, as at December 31, 2005, are as follows:

                     La Colorada Mineral Reserves (1), (2)
                     -------------------------------------

Oxide
-----

Reserve                              Grams of Silver       Grams of Gold
Category               Tonnes           per tonne            per tonne
--------               ------           ---------            ---------
Proven                242,300              727                 0.16
Probable              342,200              574                 0.42

Sulfide
-------


Reserve                       Grams of Silver       Grams of Gold
Category         Tonnes          per tonne            per tonne         % Lead        % Zinc
--------         ------          ---------            ---------         ------        ------
Proven          182,400             514                  0.21             1.11         1.02
Probable         80,000             456                  0.19             0.11         1.90


Total
-----

Reserve                         Grams of Silver      Grams of Gold
Category           Tonnes           per tonne           per tonne
--------           ------           ---------           ---------
Proven            424,700              635                 0.18
Probable          422,200              552                 0.37
--------------------------------------------------------------------
Total             846,900              594                 0.28

          -----------

          1 Calculated using a price of $6.25 per ounce of silver, $425 per ounce of gold, $800 per tonne of lead and $1,150 per tonne of zinc.

          2 Mineral reserves for La Colorada have been prepared under the supervision or were reviewed by Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, and Martin Wafforn,
               P. Eng., Director of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.


         The current mine life of La Colorada extends to 2013, which mines out the proven and probable oxide and sulphide reserves.

         Mineral Resources

         The Company's management estimates that mineral resources at La Colorada as at December 31, 2005 are as follows:

                      La Colorada Mineral Resources (1), (2)
                      --------------------------------------

        Oxide
        -----

        Resource                          Grams of Silver       Grams of Gold
        Category            Tonnes           per tonne            per tonne
        --------            ------           ---------            ---------
        Measured           152,500              269                 0.21
        Indicated          62,200               302                 0.24
        Inferred           169,200              435                 0.37

        Sulfide
        -------


        Reserve                            Grams of Silver       Grams of Gold
        Category              Tonnes          per tonne            per tonne       % Lead          % Zinc
        --------              ------          ---------            ---------       ------          ------
        Measured             145,600             345                  0.28             0.52         0.83
        Indicated            355,600             464                  0.24             1.70         2.10
        Inferred             962,500             455                  0.29             1.70         1.44

        Total
        -----

        Resource                       Grams of Silver     Grams of Gold
        Category         Tonnes           per tonne          per tonne         % Lead      % Zinc
        --------         ------           ---------          ----------        ------      ------

        Measured             298,100           306                0.24            0.48          0.62
        Indicated            417,800           440                0.24            1.50          1.92
        --------------------------------------------------------------------------------------------
        Inferred           1,131,700           452                0.31            1.52          1.38

        -----------
         1  These resources are in addition to La Colorada mineral reserves.

         2  Mineral resource estimates for La Colorada have been prepared under the supervision, or were reviewed by Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration,
            and Martin Wafforn, P. Eng., Director of Mine Engineering, as Qualified Persons, as that term is defined in NI 43-101.


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

         The rehabilitation work on the "El Aguila" shaft in the candelaria mine was completed in June 2005.

         In 2006, hoisting capacity from the 395 level and below will be upgraded by installing a larger 350 HP - 900 rpm motor gear reducer. Additional upgrades to clutches, braking system and other electrical controls will also be performed.

         The La Colorada mine plan was developed for mining all areas concurrently. The plan is based on providing 600 tonnes per day of ore to the oxide mill that was commissioned in 2004 and a further 250 tonnes per day of ore to the sulphide mill that is in the process of being refurbished for production later in 2006.

         In June 2004, La Colorada stopped producing sulphides when the sulphide resource was exhausted above the de-watered level of the mine. Golder and Associates Ltd. visited La Colorada and developed a de-watering model to gain access to the sulphide resource below the water level. A study was carried out to determine the mechanical/electrical/development requirements to handle the water. The study was finished during 2004 and the production of sulphides is scheduled to start again in March of 2006.

         As the San Fermin and NC2W reserves are mined out to the dewatered level of the mine, the rate of mining in NCP and NC2E will be increased to compensate.

         Milling

         Milling consists of a 600 tonne per day conventional cyanide recovery plant for oxide ore as well as the existing 250 tonne per day for sulphide ore processing. Treatment of sulphide material will produce lead and zinc concentrates with the majority of silver reporting to the lead concentrate.

         Environment, Health and Safety

         An environmental impact study ("EIS") and risk assessment by Clifton Associates Ltd. on the La Colorada property was submitted to Mexican environmental authorities in early March 1999. The EIS described the impact of proposed development and mining activities and provides conceptual plans for closure and remediation. The EIS was approved by the Mexican authorities in November 1999.

         Pan American's operations at the La Colorada mine currently comply in all material respects with applicable Mexican laws.

         The three most significant environmental issues currently associated with the La Colorada property are the erosional stability of existing tailings facilities on the property, domestic waste water discharge from on-site buildings, and an uncovered solid waste landfill on the western portion of the La Colorada property. All three of these issues were identified in Pan American's corporate HSE Audit conducted in 2004 and were remediated during 2005.

         In 2005, Pan American finished resloping the impoundments and placing a layer of thin rock to minimize erosion.

         Actions to ensure long-term compliance with Mexican waste water discharge parameters were completed during mine construction. As part of this construction an Imhoff tank was constructed to process domestic waste waters, with clarified waters discharged to the new tailings pond.

         A solid waste landfill is located on the western portion of the La Colorada property. The historic landfill wastes on the arroyo slope are not covered but new fill is deposited into open trenches atop the landfill and covered on a weekly basis. Significant work was conducted on the landfill during 2005.

         Pan American has estimated final site reclamation costs for the La Colorada property to be approximately $4.5 million. During 2005, Pan American began reclamation work on the old tailings N. 1, 2 and 5. The work will be finished in 2006.

         Capital Expenditures

         Pan American Mexico's 2004 capital expenditures, including the final construction works at La Colorada, were $5.97 million. In 2005, capital expenditures at La Colorada totalled $5.5 million. Anticipated capital expenditures for the 2006 are $3.2 million, comprising mostly of expenditures related to restarting the sulphide mine and plant.

         Marketing

         All of La Colorada's concentrate production is sold under a one-year contract (renewable) expiring in 2006 to arm's length refineries located in Torreon, Mexico and Kellogg, USA. All silver dore produced from the oxide mill is sent for refining and subsequent sale to various banks dealing in bullion.

         During 2004 the revenue produced by the La Colorada mine was as follows:


                                                                                     Average Sales
                                          Revenue            Quantity               Price per Tonne
                                          -------            --------               ---------------

         Silver and Gold in Dore        $11,113,282    1,810,380 ounces silver and                -
                                                       2,235 ounces gold
         Zinc Concentrate                  $110,203    223 tonnes                              $494
         Lead Concentrate                $1,407,612    484 tonnes                            $2,908


         During 2005 the revenue produced by the La Colorada mine was as follows:


                                                                                    Average Sales
                                         Revenue            Quantity               Price per Tonne
                                         -------            --------               ---------------

         Silver and Gold in Dore       $21,645,463     2,508,000 ounces of                   -
                                                       silver and 2,500 ounces
                                                       of gold

         To date, Pan American has not had any difficulty in securing contracts for the sale of the La Colorada concentrates.


(iv) Morococha Mine

         Ownership and Property Description

         The Morococha mine is owned and operated by Argentum, a Peruvian company in which Pan American, through its subsidiary Pan American Peru, has a 87% interest as at December 31, 2005 (the remaining interest is held by Alejandro Gubbins and Compania Minera Casapalca S.A.).

         The Morococha mine is located in the Morococha District, Yauli Province, Junin Department, Peru, on the east side of the continental divide just below Ticlo summit, approximately 38 kilometres west of the city of La Oroya and 137 kilometres east of Lima. The Morococha mine's general coordinates are latitude 11(Degree) 36' S and longitude 76(Degree) 10' W.

         The Morococha property is comprised of three economic administrative units ("UEA") and various concessions held outside of these UEAs. The three UEAs contain 435 mining concessions owned outright by Argentum, 15 mining concessions held jointly with Peru's national mining company, Centromin Peru ("Centromin"), nine concessions held jointly with other third parties, one leased concession (El Proletario), 11 concessions leased from Silver Lead Mining Company and 35 concessions leased from Corporacion Minera Sacracancha S.A., which together total 9,166.73 hectares. In addition, there are 19 mining concessions outside of the three UEAs that comprise part of the Morococha property, eight of which have been assigned to Volcan, four of which are owned jointly with Volcan and five of which are leased from third parties, which together total 2,129.57 hectares. The majority of the mining concessions comprising the Morococha property are contiguous. All known mineralized zones in which mining operations are currently conducted, and in which known mineral reserves exist, are set out within these concessions.

         Argentum does not own any of the surface lands that overlie the mining concessions which comprise the Morococha property. These surface lands are owned by Centromin, the Peruvian national mining company. The Morococha property's process plants, shafts and access roads are all located on Centromin's surface lands. Argentum's and its predecessors' use of these surface lands has been exercised for decades with Centromin's knowledge.

         Recently, Centromin has raised contentious issues with respect to certain surface lands over which Argentum has exercised use for years. In two instances, Centromin has alleged that Argentum has wrongfully erected fences, built camps and constructed terraces which invade and infringe upon private property belonging to Centromin. As such, Centromin has demanded they be removed. In addition to claiming invasions of private property, Centromin asserts that Argentum is using the fences and constructions for the purposes of dumping minerals and waste, thereby raising environmental issues. Management of the Company maintains that many of such fences and constructions have been in place for over a decade, and that Centromin has effectively granted Argentum easements over its property for purposes in relation thereto, and is of the opinion that Centromin has no foundation for claiming infringement of private property or environmental damage. Pan American will vigorously uphold its property rights.

         Centromin has granted Argentum a right to use certain of Centromin's surface lands throughout the useful life of its mining operations, provided such use does not interfere with the development of a mine in respect of the Toromocha disseminated copper system, which overlies certain of Argentum's mining concessions and underground mining operations. Argentum is obligated to pay Centromin $60,000 (which amount will be adjusted annually to account for inflation) quarterly commencing May 28, 2003 as consideration for this right. Peru Copper Inc., a copper mining company carrying on business in Peru, has recently been granted by Centromin the option to acquire mining concessions and surface rights in respect of the Toromocha property. Peru Copper and Pan Am have been in discussion with respect to negotiating resolution of surface rights issues that may arise between them in connection with their respective operations.

         All permits necessary for mining operations at the Morococha mine are held by Argentum.

         A report entitled "Morococha Operations, Yauli Province, Peru - Technical Report", dated February 2004 (the "REI Report"), was been prepared for the Company in accordance with NI 43-101 by an independent qualified person, as the term is defined in NI 43-101, Donald F. Earnest, P. Geol., President of Resource Evaluation Inc. ("REI"). The following summary of the Morococha property is based on and, in some cases, extracted directly from the REI Report.

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

         The topography of the Morococha property is characterized by steep, rugged ridges and peaks ranging in elevation from 4,400 metres to 4,900 metres above sea level. Vegetation is sparse and wildlife is limited to mostly birds and small mammals, amphibians and reptiles. The climate of the Morococha district is typical of the Andean Cordillera in Peru, with two distinct seasons
- wetter summer months (November through March) and dryer, colder winter months (April through October). Because all mining currently takes place underground, climate has minimal effect on ore production at the Morococha property.

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

         Royalties and Encumbrances

         To the best of Pan American's knowledge, the Morococha property is not subject to any royalties or encumbrances, other than the mining royalty tax described under "- Taxation" below.

         Pan American has estimated final site reclamation costs for the Morococha property to be approximately $9.9 million. A more detailed closure plan for the Morococha mine is under development and will be complete in October 2006.

         Taxation

         The principal taxes of Peru affecting Argentum include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, a refundable value added tax and a Peruvian mining royalty tax.

         The 1% royalty on Morococha's production amounted to approximately $386,000 in 2005 and $202,000 in 2004. See "Quiruvilca Mine - Taxation" for a description of the new Peruvian mining royalty tax.

         History

         Mining began in the region around the Morococha property before 1500, and production has been continuous in the district since the late 1800s.

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

         On February 24, 2004, the Company entered into a further agreement with the Morococha Vendors to purchase all of the issued and outstanding shares of Natividad, a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Anticona and Manuelita mining units for $1.5 million in cash. Closing of the acquisitions of Argentum and Natividad occurred contemporaneously in August 2004, with effect as of July 1, 2004 and in 2005, Argentum amalgamated with Natividad. Argentum has made all necessary applications for delisting its shares from the Lima Stock Exchange and the delisting process is expected to be completed in 2006. In addition, Pan American Peru is currently making a bid to acquire the labour shares in Argentum, and as at December 31, 2005 the company holds 12.27% of such labour shares. The labour shares were created as a means through which workers would be able to take part in the company's success (but do not afford the holders of such shares influence over the decision-making of the company, as they are non-voting), and are held either by current workers, former workers or by third parties who have bought labour shares in the free market.

         Geology and Mineralization

         A 2,000 metre thick Paleozoic-Mesozoic sequence of schists, volcanic rocks and predominantly carbonate sediments cut by a series of Upper Tertiary intrusions provide the host rocks for the mineralization in the Morococha district. The structures that account for the majority of the vein mineralization in the Morococha district trend predominantly northeast to east-northeast. Mineralization includes epi-mesothermal silver-lead-copper-zinc veins and bedded silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha property), intrusive-sediment contact skarns, and the quartz porphyry-hosted Toromocha disseminated copper system. The size and geometry of individual ore shoots in the veins can range up to 400 metres in length and more than 800 metres down plunge. Undiluted district vein width averages are on the order of 1.2 metres. Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favorable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives. Mantos can have a significant strike extent where the veins are closely spaced, and can range from less that one metre in width up to 12 metres. Intrusive contact related skarn bodies, while common locally, are generally small and irregular, with disseminated rather than massive sulfide mineralization.

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

         Exploration

         Historically, SMC conducted only minimal exploration in the Morococha district since the late 1990s. However, exploration potential is considered to be excellent throughout the district due to the significant vertical extent (over 800 metres) of economic veins and the prevalence of multiple carbonate units favorable for replacement mineralization. Additionally, of the very few drill holes (less than ten) that tested depth extensions of known veins or mantos below developed ore, all intersected potentially economic material.

         Based on positive exploration results in 2005, the Morococha mine was able to mine 565,964 tons during the year, of which 536,214 was treated at the Amistad mill (the remaining stock will be treated during 2006). Production volume has increased from Pan American's original projections of 40,000 DMT per month to 47,164 DMT per month average in 2005. Pan American expects production volume for 2006 to be 50,500 DMT per month. Most of the added production is coming from the Codiciada area, where replacement mantos are amenable to mechanized mining opposed to more labour intensive vein mining.

         Pan American has developed a new long range mine plan (the "Mine Plan") and development program for the Morococha property, based on actual results. The long term plan presents an interim step in increasing production using existing facilities, and then calls for the ramp up of production to 75,000 tonnes per month in 2007 and reaching 80,000 tonnes per month in 2008. Extensive exploration and development programs will be conducted during 2006 in order to achieve the goals of the long term plan.

         In 2005, development of two main ramps was initiated in the Codiciada area, with 342 out of 426 meters being driven towards Sierra Nevada, and it is expected that 580 metres will be driven at the Manto Italia ramp in 2006. Total mine advances will be boosted by 450 meters per month from an average of 1,472 meters per month to over an average of 1,900 meters per month in 2006.

         Drilling

         SMC utilized surface and underground diamond drilling only to test for potential ore-grade mineralization in the various veins, replacement mantos, and skarn bodies. Once the results of drilling determined the presence of ore grade mineralization, the vein or manto was accessed by underground crosscutting and drifting for further exploration and delineation of ore reserves. Thus, assay data generated by SMC's drilling was seldom used in block grade estimations for mineral reserves. Since September 2004, exploration at the Morococha property has been conducted using a combination of diamond drilling and underground drifting. Six to seven diamond drills are in continuous operation at the property, drilling AQ, BQ, NQ and HQ sized holes between 50 and 350 metres in length. This is generally followed by underground development. During 2005, 30,111 metres of drilling was conducted (8,612 metres from surface and 21,499 metres from underground), along with 6,474 metres of drifting for reserve delineation and access. In addition, 11,149 metres of short holes have been drilled to assist the immediate production as delineation of orebodies. Over 50,000 meters of diamond drilling, which includes 7,500 meters of definition drilling, are programmed for 2006.

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

         Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of at least 1 certified and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of the check samples.

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

         In 2005, Argentum hired a third party laboratory (MINLAB) in order to ensure the appropriate sampling and analysis standards were applied to the mineral samples obtained from the Morococha mine. In addition, a LIMS system has been installed in the lab to assure an automated quality control of standards, blanks and check samples.

         Mineral Reserves

         Pan American's management estimates that the proven and probable mineral reserves for the Morococha property as of December 31, 2005 are as follows:


                                            Morococha Mineral Reserves (1), (2)
                                            -----------------------------------

                                                   Grams of Silver
             Reserve Category        Tonnes           per Tonne          % Copper      % Lead        % Zinc
             ----------------        ------           ---------          --------      ------        ------
             Proven                  3,421,730            163               0.34         1.79          4.32
             Probable                  883,998            198               0.65         1.57          4.50
            -------------------------------------------------------------------------------------------------
             TOTAL                   4,305,728            170               0.40         1.74          4.36

            -----------

            1  Calculated using prices of $6.25 per ounce of silver, $1,150 per tonne of zinc, $800 per tonne of lead and $3,000 per tonne of copper.
            2  Mineral reserve  estimates for Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration,
               and Martin G. Wafforn, P. Eng., Director of Mine Engineering, as Qualified Persons, as
               that term is defined in NI 43-101.


         The estimated proven and probable reserves on the Morococha property provide for a seven year mine life at Pan American's short-term planned production rate of 50,000 tonnes per month. However, Pan American expects the mine will continue to produce for at least 15 years as reserve definition programs are carried out.

         Mineral Resources

         Pan American's management estimates that the mineral resources at the Morococha property as at December 31, 2005 are as follows:


                                                      Morococha
                                           Mineral Resource Estimate (1), (2)
                                           ----------------------------------

                                                Grams of Silver
      Resource Category          Tonnes            per Tonne            % Lead          % Copper          % Zinc
      -----------------          ------            ---------            ------          --------          ------
     Measured                  1,255,180              118                1.19             0.32             3.25
     Indicated                  471,874               228                1.32             0.48             2.80
     Inferred                  10,590,068             247                1.87             0.44             4.12

   -----------

   1   These resources are in addition to mineral reserves.
   2   Mineral resource estimates for the Morococha mine were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President, Geology & Exploration, and Martin G. Wafforn, P. Eng.,
       Director of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.



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

         The Morococha property includes the Sacracancha and Amistad process plant facilities that are separated by approximately five kilometres. Both process plants are conventional selective flotation facilities capable of producing individual copper, lead, and zinc concentrates. These flotation concentrates are shipped to third party smelters for final refining. In December 2003, the Amistad plant became the primary milling facility for all Morococha mine ores and, since 2004, the Amistad mill has been processing all production at Morococha. Throughout 2005, some of the Sacracancha equipment was transferred to the Amistad mill. Although much of the Amistad plant is at least 80 years old and many repairs and upgrades are needed, Pan American has been able to obtain satisfactory production and reasonable metallurgical performance with the plant in its current condition.

         Following the completion of the 2005 mine plan, Pan American was able to identify some additional production opportunities and now expects to process 605,798 DMT in 2006 at a cash cost per ounce of silver of $2.86 based on a silver price of $7.25 per troy ounce, a copper price of $3,700 per tonne, a lead price of $850 pet tonne and a zinc price of $1,500 per tonne.

         Milling

         During 2005, the Amistad concentrator plant processed 536,214 tonnes of ore in comparison to the budgeted amount of 521,887 tonnes. The full amount of ore processed in 2005 was treated through the Amistad mill, while the Sacracancha facility was undergoing maintenance. In the first full year that the Morococha mine was under full administration of the Company, a significant amount of capital was spent in order to bring the Amistad mill to standard, improving both operation reliability and metallurgical performance.

         In addition, in 2005, the crushing circuit was completely refurbished and the milling capacity was expanded by utilizing an 8 x 10 ballmill, increasing both grinding capacity for finer milling and increasing volume. In conjunction with changes in the flotation circuit, these modifications will increase the rate capacity from 1,600 DMT per day to 1,800 DMT per day beginning January of 2006.

         Overall, improved recoveries, reliability and increased production are expected to continue throughout 2006, with 605,798 tonnes of ore expected to be processed in that year.

         Environment

         The single largest environmental liability identified at the Morococha mine is the mine's share of the cost of a proposed Kingsmill tunnel water treatment plant which is estimated to cost $12 - $15 million to build. The Kingsmill drainage tunnel discharges between 1.5 to 1.8 cubic metres per second of water into the Rio Yauli and has been determined to be a significant polluter according to studies performed in the late 1990s. Morococha's share was defined by a study completed in 1997 by Water Management Consultants ("WMC"), which apportioned responsibility for the costs of the treatment plant as follows: (i) Centromin (72.2%); (ii) Morococha operations (12.3%); (iii) Soc. Minera Puquiococha (8.5%); (iv) Soc. Minera Austria Duvaz (4.9%); and (v) Minera Centrominas (2.1%).

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

         The Huascacocha Lake, which is adjacent to the Morococha mining operations, has been used for tailings disposal since 1960. WMC completed a study in 2001 to determine what may be required to mitigate the historical tailings. The WMC plan includes raising the dike to submerge a larger portion of tailings and covering the remaining beach tailings with topsoil. Construction of the raise started in late 2005 and will be complete in early 2006. With the new raise the facility will have additional capacity for 15 years of tailings. The estimated cost of the dike raise is $1.5 million. The share of responsibility for this tailings mitigation has been allocated in the WMC plan as follows: (i) Centromin (67.15%); (ii) Morococha Operations (21.01%); and (iii) Soc. Minera Austria Duvaz (11.84%).

         In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules require that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006. Pan American has estimated final site reclamation costs for the Morococha property to be approximately $10.8 million. A more detailed closure plan for the Morococha mine is under development and will be complete in October 2006.

         Capital Expenditures

         The 2005 mine plan and development program entailed several capital improvements designed to increase productivity. In 2005, capital expenditures at the Morococha mine were approximately $7.5 million and consisted of: (i) equipment purchases and replacement of $4,520,000; and (ii) mine development of $3,020,000. Anticipated capital expenditures for the mine, plant, infrastructure, environmental and sustaining capital for 2006 are $16.7 million.

         Marketing

         Historically, part of SMC's production from the Morococha mine was sold locally to the Doe Run smelter in Peru and Cajamarquilla refineries and the balance was exported. Some of these marketing contracts were assumed by Argentum from SMC. In the case of zinc concentrates, Argentum inherited contracts lasting until 2007 with such traders and refineries as BHL, Trafigura (Cormin), Transamine, Mintrade and Umicore. In the case of lead concentrates, Argentum has a Doe Run contract for part of the production that lasts through 2005. In the case of copper concentrate, Argentum inherited a contract with Doe Run that lasts until 2006. In addition to the Doe Run's existing lead contract, Argentum has recently signed another lead contract with Doe Run which will last through to 2007.

         During 2005, Pan American put out for tender a contract for the remaining zinc production from 2007 to 2009, which was sold to Votorantim. Also in 2005, a tender was put out for the remaining lead production from 2006 to 2007, which was sold to BHL.

         From July 1, 2004 to December 31, 2004, the revenue per type of concentrate produced by the Morococha mine was as follows:

                                                                  Average Sales
                                     Revenue         Tonnes      Price per Tonne
                                     -------         ------      ---------------

         Zinc Concentrate          $4,552,135        16,323             $279
         Lead Concentrate          $4,622,962         5,295             $873
         Copper Concentrate        $7,236,354         2,877           $2,515

In 2005, the revenue per type of concentrate produced by the Morococha mine was as follows:

                                                                Average Sales
                                     Revenue         Tonnes    Price per Tonne
                                     -------         ------    ---------------
         Zinc Concentrate         $13,249,288       39,354             $337
         Lead Concentrate          $9,887,990       13,043             $758
         Copper Concentrate       $16,555,756        4,581           $3,614


         To date, Pan American has not had any difficulty securing contracts for the sale of Morococha concentrates.

(v) San Vincente

         Ownership and Property Description

         Pan American has a 55% interest in Pan American Bolivia ("PASB"), a Bolivian company that owns a 50% joint venture interest in, and is the operator of, the San Vicente Project. The remaining interest in the joint project is held by Corporacion Minera de Bolivia ("COMIBOL"), the Bolivian state mining company. COMIBOL optioned the San Vicente property to Pan American, and together entered into a two-year toll mining agreement with EMUSA, a well-established Bolivian mining company.

         The project consists of 15 mining concessions, totaling 8,159 hectares. PASB has continually complied with the joint venture agreement (and various addendums thereto), and as a result the project and the concessions are in good standing.

         Location, Access, Climate and Infrastructure

         The San Vicente silver-zinc mine is located in the Province of Sud Chichas, Departament of Potosi, in the Bolivian Andes at an altitude of 4,300 meters above sea level. San Vicente is located in the southern end of Bolivia at latitude 21(degree)-16' south and longitude 66(degree)-19' west.

         San Vicente is located 460 kilometres south of the city of Oruro and 300 kilometers west of Tarija. The property is accessible by dirt road 100 km west of the town of Tupiza and 150 km south of Uyuni. Concentrates are trucked to Tupiza to be shipped out by rail. The terrain is rough with sparse vegetation. Median temperatures in June are 14(0)c and 4(0)c in December. Winter months are May through September, with night time temperatures frequently below 0(0)c and daytime temperatures seldom exceeding 15(0)c. The rainy season is from December through February. As the mining operations take place underground the climate has minimal effect on ore production. With exception of the miners employed at the San Vicente Mine there are very few other inhabitants in the area.

         Royalties and Encumbrances

         Pursuant to an option agreement entered into with COMIBOL (which is described in more detail under "- History"), with respect to the development of the San Vicente property, PASB is obligated to pay COMIBOL a participation fee of between 20% (minimum) and 30% (maximum) of the operations cash flow. The exact percentage used to determine the participation fee each year is based on the average silver price, zinc price and copper price for the period. Once the industrial production phase of San Vicente begins in January 2008, PASB will be able to offset the participation fee, or investment in the property, that Comibol has accepted from PASB to that date. The offset amount will be equivalent to 25% of the cash flow participation of the accepted investment.

         To the best of Pan American's knowledge, neither PASB nor the San Vicente property is subject to any other royalties or encumbrances.

         Taxation

         The principal tax of Bolivia affecting PASB is a 25% income tax payable based on the annual profits of the company. Accumulated losses may be deducted against income tax without any time restrictions. There are no other significant taxes affecting PASB.

         History

         There has been sporadic mining activity in the area since colonial times. Initial exploitation was the mining of oxidized silver from exposed veins. The first written records of mining activity were in 1820, when the area was named the Guernica Mine. Several different owners operated the mine from 1911 through 1950 and from 1950 until 1952 the mine was operated by the Aramayo Mining Company. The mine was nationalized by COMIBOL in 1952. Following the discovery of new silver and zinc veins in the late sixties, COMIBOL constructed an ore processing mill at Vetillas.

         The mine was operated by COMIBOL from 1972 until 1993, at which time mining was suspended pending the privatization of the mine. Mine infrastructure at the site includes an underground mine, Vetillas flotation mill, power and water supplies, and worker housing. In 1995 the San Vicente Project was offered for a joint-venture contract with COMIBOL.

         In late 2001, Pan American and COMIBOL, the Bolivian state mining company that optioned the San Vincente property to Pan American, entered into a two-year toll mining agreement with EMUSA, a well-established Bolivian mining company, to process up to 250 tonnes of San Vincente's ore per day at EMUSA's nearby mill.

         In 2003 Pan American entered into a share purchase agreement with EMUSA, whereby EMUSA could acquire up to 49% of the outstanding shares of Pan American Bolivia. This agreement required EMUSA to fund feasibility and development related expenses to an aggregate of $2.5 million by May 1, 2005. By year end 2004, EMUSA had invested $2.34 million of the $2.5 million required to vest as a 49% owner of Pan American Silver Bolivia, and EMUSA indicated it intended to proceed with the remaining investment to acquire a 49% interest.

         In the fourth quarter of 2005, the Company negotiated a shareholders' agreement with EMUSA and Trafigura (a minority stakeholder), which agreement contemplated an increase Pan American's share holding in PASB from 50% to 55%. Pursuant to this shareholders' agreement, which was signed in January 2006, EMUSA would hold 40% of the shares of PASB and Trafigura would hold the remaining 5%.

         Geology and Mineralization

         The regional sedimentary sequence consists of a basement of a thin sequence of Paleozoic marine siliciclastic sediments overlying non continuous cretacous continental sediments, and a package of thick continental clastics of Tertiary age of the Potoco and San Vicente Formations. Various thin intrusive volcanic flows with an intermediate composition are also included in the Tertiary sequence. The Paleozoic sediments were folded before the deposition of the Cretaceous sediments. Sedimentation in the tertiary basin was controlled during the Upper Oligocene and Lower Miocene periods by thrust faults to the east and west.

         The Lithology of the Project area is relatively simple. Included are the fanglomerate facies of the San Vicente formation which are in contact with Ordovician shales along the San Vicente fault. The fanglomerate consists of poorly sorted conglomerate with clastic sub angular fragments of Paleozoic sediments cross cut by quartz veins. The matrix is red in color and consists of iron bearing sandstone.

         The structural environment of the mine area consists of a series of pre-mineral faults dipping 50-80 degrees and striking west-northwest. They are part of the first and second tension shearing pattern of structures with an environment of tension running east-west caused by a thrust on the footwall side of the San Vicente fault.

         Mineralization in the district is known to cover an area of 3 by 4 kilometers to a depth of 300 meters. It consists of replacement veins filling pre-existing faults, brecciated conglomerates in the San Vicente fault and mineralization in dacitic dykes.

         Exploration, Drilling, Sampling and Analysis

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

         A scoping study completed in 2000 anticipated that five million tonnes of ore could be processed through a newly constructed 1,300 tonne per day plant. The results of the exploration and development activities concluded an indicated resource of approximately half of the amount anticipated in the scoping study. This result led to a proposal to COMIBOL in November of 2004 for a renegotiation of Pan American's investment commitment to the joint venture that would be more appropriate to the size and character of the ore body. At year-end 2005, COMIBOL was still considering the proposal.

         Mineral Reserves

         Pan American's management estimates that proven and probable mineral reserves at the San Vicente mine as at December 31, 2005 are as follows:

                       San Vicente Mineral Reserves (1), (2)
                       -------------------------------------

        Reserve                              Grams of Silver
        Category               Tonnes           per tonne             Zn (%)
        --------               ------           ---------             ------
        Proven               1,459,980             357                 4.47
        Probable               920,346             435                 2.77
        --------            ----------             ---                 ----
        TOTAL                2,380,326             435                 3.81

        -------------

        1 Calculated using a price of $6.25 per ounce of silver and $1,050 per tonne of zinc.

        2 Mineral reserve estimates for San Vincente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, who is a Qualified Persons as that term is defined in NI 43-101.


         Mineral Resources

         Pan American's management estimates that the measured and indicated mineral resources at San Vincente as at December 31, 2005 are as follows:

                  San Vicente Mineral Resources (1), (2), (3)
                  -------------------------------------------

        Class Reserve                        Grams of Silver
        Category               Tonnes           per tonne             Zn (%)
        --------               ------           ---------             ------
        Measures              413,450              101                 1.80
        Indicated             435,172              305                 3.77
        Inferred              430,526              241                 3.22

        --------------

        1  These resources are in addition to San Vicente mineral reserves.
        2 Calculated using a price of $6.25 per ounce of silver and $1,050 per tonne of zinc.
        3 Mineral resource estimates for San Vincente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, who is a Qualified Persons as that term is defined in NI 43-101.

         Feasibility Study

         Pan American completed and submitted a feasibility study on the San Vicente Project to COMIBOL in mid January 2006. The objective of the feasibility study was to identify the optimal configuration to mine and process ore from the San Vicente mine. The feasibility study includes ore reserve calculations, proposed mining methods and rates, milling options, infrastructure requirements, capital and economic estimates, as well as socioeconomic and environmental analyses.

         One of the more difficult evaluations was the selection of the location of the processing plant. The initial focus was on the refurbishment of the existing Vetillas mill, which is located approximately 7 kilometres from the mine. Further evaluation revealed that the best operational and economic benefits are derived from constructing a new mill closer the mine. While the initial mill capital would be less if the Vetillas mill were to be refurbished, the study concludes that building a new processing facility closer to the mine more than offsets the increased capital with savings derived from lower operating costs, tailings disposal and infrastructure costs. The feasibility compares a refurbished Vetillas plant operating conventionally at 600tpd compared to a New Plant utilizing a SAG mill operating at 750tpd.

         Mining

         The existing mine was designed and built to extract steeply dipping narrow veins using conventional shrinkage stoping. Levels were established at 30 to 40 meter intervals and include the +70, +35, 0, -30, -70, and -110 levels. For reference, the 0 level is at an elevation of 4,440 meters above sea level. The main accesses to the mine are via the San Jose adit at the 0 level and the San Juan adit on the -30 level. Existing track drift dimensions are 2.4 by 2.3 meters and therefore mine cars and locomotives are restricted to 40 cubic feet and 6 tonnes respectively.

         The discovery by diamond drilling of the extension of the Litoral Zone has provided a wide and high grade addition to the mines resource base. PASB believes that there is a significant portion of the reserve amenable to lower cost longhole mining, warranting the introduction of longhole mining methods. Longhole mining will allow a reduction in mine operating costs and will allow a higher mining recovery of the wider ore zones than could be achieved through shrinkage, as more permanent pillars would be required to ensure stability of the stopes and safety of the miners.

         In 2003, Pan American earned $422,000 in cash from San Vincente toll mining, which more than offset the project's holding costs. On October 30, 2003, mining activities related to the two-year toll mining agreement were completed. During 2003, a total of 108,809 tonnes of ore was processed under the agreement at an average mill feed grade of 400 gpt silver and 3.45% zinc.

         In late 2003, Pan American, EMUSA and underlying property holder COMIBOL, agreed to a program of limited scale mining at San Vicente with a toll milling operation at the nearby EMUSA flotation plant. The project ran from March through December of 2004 during which time it produced 54,033 tonnes of ore at 417 g/t silver and 5.79% zinc. Pan American's share of the cash flow from the project was an estimated $766,000, which more than offset project holding costs.

         In 2005, Pan American increased its interest in the San Vicente project to 55% and resumed small-scale production under a toll milling agreement with EMUSA, pursuant to which a maximum of 35,000 tonnes of ore would be treated at a nearby ore treatment plant. Under the new agreement with EMUSA, the joint venture began processing approximately 300 tonnes of ore per day, and by the end of 2005, a total of 148,804 ounces of silver was produced at San Vicente (calculated on a 100% basis).

         Going forward, the San Vicente mine intends to utilize underground mining methods consisting of a combination of shrinkage stoping (continuing with track equipment with ore extraction through the Pelayo Shaft) and longhole mining (mechanized equipment with ore extracted utilizing a ramp to surface).

         Milling

         The Vetillas processing plant was constructed by COMIBOL in the early 1970's. The plant and mine were designed for the extraction and treatment of 400 tonnes of ore per day. COMIBOL operated the San Vicente mine and Vetillas plant until 1993; at which time mining was suspended pending the privatization of the mine. The Vetillas Mill has received no maintenance and has not been operated since.

         The feasibility of refurbishing Vetillas as a conventional facility was satisfactory - but the calculated operating costs were high. Vetillas requires significant foundation and structural repairs and presents significant challenges in the handling of tailings. Evaluation revealed that the best operational and economic benefits would be derived from constructing a new mill closer to the mine and proposed tailings impoundment.

         The design and construction of a new plant allows for the introduction of automation, advanced technology and modernization to the process line; resulting in reduced operating costs per tonne processed, and increased safety for workers. A new plant, utilizing a SAG mill was designed to process ore at the rate of 750tpd.

         Environment

         In 2002, in order to conduct small-scale mining and pilot toll milling operations PASB was required to obtain an Environmental License by means of the acquisition of a Ficha Ambiental ("FA") and an Environmental Impact Assessment ("EIA") from the Bolivian Ministry of Environment. This license was valid for a period of up to four years and pertained to the extraction and treatment of up to 334 tonnes of ore per day. In February 2005, PSAB filed applications with the Environmental Authority in order to update the environmental license to allow for an increase in the permitted volume of ore that could be mined and toll milled at the Chilcobija mill. In June of 2005, the environmental license was upgraded to allow the mining and processing of 600 tonnes per day.

         Compliance with the environmental license requires the following: bi-monthly monitoring of water, soil and air quality in the San Vicente sector and quarterly monitoring of water, soil and air quality in the Vetillas sector.

         In compliance with the Environmental Regulation for Mining Activities, PASB commissioned MINCO SRL, a Bolivian consulting firm, to conduct a base line environmental audit ("ALBA") of the San Vicente property, as well as other environmental studies in satisfaction of Bolivian laws and regulations. The ALBA sets out the present situation of the environment at the project and identifies environmental liabilities regarding pre-existing waste rock dumps and the environmental impact on soil, water, vegetation and solid residues caused by previous mining activities conducted on the property.

         The most significant environmental issues currently associated with the San Vicente property are related to the waste dumps, the need to pump low pH water from the mine, the permanent drainage from the Pelayo waste rock dump that runs into the San Vicente river, and water discharge from the San Juan and San Francisco adits.

         In order to remediate environmental hazards or concerns caused by previous owners of the San Vicente property, PASB will be focussing on and following the recommendations of MINCO outlined in the Environmental Impact Evaluation Assessment, together with the complementary studies of Health and Industrial Safety, the Handling of Solid Residues procedures, the Closure and Rehabilitation Plan and the Contingency Plan. Specifically, PASB is currently taking the following measures: (i) construction of a passive water treatment plant downstream from the Pelayo shaft for water being pumped from the mine;
(ii) mitigation of waste rock acid drainage generated by the previous mining activities; (iii) construction of pits for storage of solid residue; (iv) proper storage of garbage; (v) construction of scrap storage deposit facility;
(vi) construction of a deposit fro the storage of waste oil; (vii) installation of a meteorological station in San Vicente in 2007; and (viii) implementation of a tree planting scheme.

         Marketing

         The principal products from the San Vicente mine are silver rich zinc and copper concentrates. All of these concentrates are sold under contracts to arm's length metals trading companies or integrated mining and smelting companies. In 2005, these concentrates were sold to Consorcio Minero S.A. ("CORMIN") under a contract which runs until 2006. The contract is currently being negotiated for possible extension to up to 5 year. Terms for 2005 give the option for an 85% advance of the anticipated concentrate value. Under the terms of all of its sales contracts, the San Vicente mine receives payment for an agreed percentage of the silver, zinc, or copper contained in the concentrate, after deductions for smelting and refining costs.

         During 2005, the gross revenue per type of concentrate produced at San Vicente was as follows:

                                                             Average Sales Price
                                 Revenue(1)        Tonnes         per Tonne
                                 ----------        ------         ---------

         Zinc Concentrate         $781,267         732            $1,067.30

         Copper Concentrate       $402,318         80                $5,029

         ----------------
         1   Consists of sales to arm's length customers.

         The zinc and copper concentrates produced at San Vicente are highly marketable as they contain low levels of impurities and high silver content. To date, Pan American has not experienced difficulty in securing contracts for the sale of the San Vicente mine's zinc or copper concentrates.

(vi) Stockpiles

         Pan American transports and sells silver-rich pyrite from existing stockpiles at a small-scale operation in central Peru. These operations are not material to the Company.

         The Stockpiles were accumulated over several years by Volcan, a Peruvian mining company which is one of the largest silver producers in the Cerro de Pasco mining district in central Peru. Until recently silver could not be extracted from the Stockpiles by standard metallurgical processes.

         On November 8, 2002, Pan American entered into two agreements to acquire the Stockpiles. The first agreement grants Pan American the right to mine and sell 600,000 tonnes of the highest grade silver Stockpiles to a smelter, where ore is used as process flux and Pan American is paid for the silver contained. A ten-year contract to process the Stockpile material was negotiated with Doe Run's La Oroya smelter. Production from the Stockpiles in 2004 was 79,451 tonnes of ore resulting in silver production of 961,869 ounces of silver. During 2005, 61,499 tonnes of ore were sold resulting in 692,381 ounces of silver. Pursuant to this agreement, as of December 2004, Pan American is required to pay Volcan 33.3% of the net cash from Stockpile sales, after taxes and costs, once Pan American generates $4.5 million net cash, after taxes and costs, from Stockpile sales.

         The second agreement gives Pan American the option to acquire a 60% ownership in a number of other Stockpiles by spending $2 million on exploration over three years, with a further option to increase its interest to 100% by paying $3 million plus a production royalty within the subsequent 12 months. Pursuant to this agreement, Pan American may exercise the option up until the end of 2006. Pan American has begun detailed definition drilling to confirm estimated resources and will perform metallurgical studies and an economic evaluation as to whether silver can be commercially extracted from these additional Stockpiles. Volcan has recently questioned the validity of the option agreement on the basis that the agreement was not properly executed by an authorized representative of Volcan. As such, there is a risk that Volcan will not honour the terms of the agreement if and when Pan American decides to exercise its option to acquire the 60% ownership in the Stockpiles. Nevertheless, management of the Company is confident that Volcan has, by its actions, demonstrated acknowledgment and acceptance of the terms of the agreement.

         The Company's management has estimated mineral reserves and resources at the Stockpiles, as at December 31, 2005, to be as follows:

               Stockpile Mineral Reserves and Resources (1), (2)
               -------------------------------------------------

    Reserve or Resource Category        Tonnes        Grams of Silver per Tonne
    ----------------------------        ------        -------------------------

    Probable Reserve                    381,050                  294
    Inferred Resource                21,337,000                  162

    ---------------

    1  Calculated using a price of $5.50 per ounce of silver.

    2 Mineral reserves and resources estimates were prepared and calculated in 2002 by a third party contractor, Consultora Peruana S.A., and are contained in a report prepared by that company titled "Cubicacion de Recursos "Stockpiles' de Piritas". In preparing the report, Consultora Peruana drilled 63 holes and took 696 samples, which were analyzed at the Huaron laboratory.

         B.       DEVELOPMENT PROJECTS

(i) Alamo Dorado Project

         Ownership and Property Description

         In 2003, the Company completed an acquisition of Corner Bay and its subsidiaries, which originally held the rights to conduct exploration activity on the Alamo Dorado mineral deposit. Today, the Alamo Dorado project is managed and operated through Pan American's wholly owned Mexican subsidiary, Minera Corner Bay S.A. de C.V. ("MCB").

         The Alamo Dorado Project is located 40 kilometres south-southeast of the town of Alamos in the southeast corner of the State of Sonora, near the border with the State of Sinaloa in northwest Mexico at 26(0), 44', 44.2" North Latitude and 108(0), 40', 00.7" West Longitude.

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

         MCB now has in its possession all of the principal permits necessary for the operation of Alamo Dorado. MCB obtained an explosives permit from SEDENA following the construction of the explosives storage facilities in 2004. A conversion of MCB's existing temporary land use permit from SEMARNAT, the Mexican national environmental agency for the proposed mine, to "construction status" was issued in December 2004. MCB also submitted, and SEMARNAT approved, a land use permit modification for the milling scenario with dry stack disposal of non-hazardous tailings in an unlined facility in January 2005. MCB has also secured a permit from INAH, the Mexican national archeological and historical institute, for the Alamo Dorado mine site area and a blasting permit from SEDENA, the Mexican national secretary of defence. The SEMARNAT land use permit for the construction of the 115 KV power line and water line for the project have now been acquired. The municipal construction permit for the Municipality of Alamos has also been acquired.

         MCB has an existing agreement with SEMARNAT for compensation activities in mitigation for the environmental impact of the Alamo Dorado project. MCB is conducting its compensation activities on schedule and within the framework of its agreement with SEMARNAT.

         MCB has also received a water use permit from C.N.A. that allows extraction of 1.5 million cubic metres of water annually for project use from a series of three ground water wells developed 27 kilometres from the site by MCB. MCB has also obtained rights to the water and surface rights for the wells and pipelines from three of the local land owner groups called Ejidos.

         Location, Access, Climate and Infrastructure

         The Alamo Dorado Project can be accessed from the United States via interstate 19 south of Tucson crossing into Mexico at the border town of Nogales, Arizona continuing on the Mexican toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora and heads south through Hermosillo, Ciudad Obregon and into Navojoa. From Navojoa, the road to Alamos, sonroa, is a two-lane paved road

(which is being upgraded to four lanes). The project is 40 kilometres southeast of the town of Alamos and is accessed primarily via a maintained dirt road which was recently upgraded by MCB. Additional access routes exist that will be used for heavy deliveries and shipments. Certain access routes have low water crossings that will be impassable during short periods of the monsoon season. During these periods, personnel will access the site solely via a route which includes a bridge suitable for passenger vehicles, but which would not be used for bulk consumable shipments. Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south. The airport at Ciudad Obregon is approximately 75 kilometres north of Navojoa or 125 kilometres northwest of the Alamo Dorado site.

         The climate of the Alamo Dorado Project area is transitional between the tropical climates further south and the subtropical desert lands typical of the Pacific Coast of Baja, California. The area is generally dry with the warmest period typically occurring between March to July. Precipitation occurs during a short but intense rainy season that typically extends from July through September.

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

         The Alamo Dorado Project is currently under construction with the mobile mine equipment shop/warehouse and laboratory facilities being completed prior to the end of 2005 in addition to the explosives magazine which was constructed during 2004. Current site activities include predevelopment waste rock stripping of the mine, construction of the plant (including, but not limited to, the crusher, mills, leach tank, filter plant, refinery and acidification, volatilization and reneutralization of AVR circuits), erection of a 115 kva power transmission line from the Miguel Hidalgo hydroelectric station 35 kilometres away and water supply pipeline originating from 3 recently completed water wells 27 kilometres to the southwest.

         Royalties and Encumbrances

         To the best of Pan American's knowledge, the Alamo Dorado Project is not subject to any royalties or encumbrances.

         Taxation

         The principal taxes of Mexico affecting Alamo Dorado include income tax, asset tax, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

         History

         Prior to 1997, there is no record of any modern exploration conducted on the Alamo Dorado Project nor are there any records of production, although there is evidence of a few old adits in the general area. All recorded drilling at the property has been undertaken since 1997.

         Geologists from MCB visited the property in 1997 and collected some grab samples from various locations along the north trending ridge. Encouraged by the positive assay results from those samples, MCB began a systematic surface sampling program and eventually obtained an agreement to purchase the Alamo Ocho concession from the owners. The surface sampling program outlined a

300-meter-long north-south trending silver-gold anomaly situated along the east side of the Cerro Colorado Ridge.

         Exploration on the Alamo Dorado Project has been comprised primarily of reverse circulation drill campaigns conducted annually from 1998 to 2001. A structural geology examination of the property was undertaken in 2000 through mapping of surface exposures along drill access roads. A more comprehensive 1:2500 scale geologic mapping program was conducted in 2001 over an area of about four square kilometres in the project area. Results established surface extents of the volcanic lithologic units, cross cutting dykes and alteration patterns and provided a linkage for the interpretation of the drilling geological data. Exploration that was completed through 2002 formed the basis for Mintec to create a resource model for the property. MCB also contracted with AMEC Engineers to conduct and complete a feasibility study for a heap leach operation with 35,504 million tonnes of 68 g/t silver ore reserve. Mintec's resource model supported the AMEC study. The study was completed in June 2002.

         On February 20, 2003, the Company acquired Corner Bay pursuant to a plan of arrangement under the Canada Business Corporations Act, and in connection therewith the Company issued 7,636,659 common shares and 3,818,329 common share purchase warrants exercisable for a period of up to five years at a price of $12.00 per common share. The Company also granted options to purchase up to 553,847 common shares of the Company to former employees of Corner Bay and its subsidiaries.

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

         In September 2004, Pan American commenced an update of the Alamo Dorado Feasibility Study for a new project based upon the revised resource model, and a conventional milling and leaching circuit. A number of consulting firms were engaged to collaborate on the study, including, AMEC Engineers, RMI, M3 Engineers, AMEC Earth and Environmental, PRA Laboratories, Elbow Creek Engineering, Summit Valley Engineering, Lakefield Research and Hubbard Consulting.

         In late December, 2004, Pan American completed a scoping study of the 4,000 ton per day milling operation which indicated encouraging project economics. In February 2005 the Company's board of directors approved a $76.6 million project to construct and operate the Alamo Dorado silver mine.

         Mine Construction and Development

         In March, 2005, M3 Engineering and Technology was selected as the EPCM contractor to conduct the engineering and design, as well as oversee the construction of the project. Design commenced immediately and continued throughout 2005. Construction commenced on site in April, 2005, and as of the end of 2005, roughly $48.4 million of the project budget of $76.6 million had been committed and $35.5 million had been spent.

         Construction of the mine shop/warehouse and laboratory facilities was completed in 2005 and both facilities were fully operation at year end. In addition, a 35 kv construction and emergency back-up powerline was erected in 2005 providing energy for the shop/warehouse, laboratory, and construction activities. Civil and concrete works were underway by the end of 2005 on the plant and remaining site infrastructure. In addition, a significant amount of the plant and infrastructure equipment was procured and shipped to the site in 2005.

         The majority of the mine equipment was selected, procured, and shipped to the site in mid-2005. Mine pre-stripping operations commenced at the Alamo Dorado Project in August, 2005 and continued ramp-up finishing the year with a total of 749,000 tonnes mined, of which 25,341 was ore grade, and was stockpiled ahead of the crushing plant.

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

         Alamo Dorado deposit lies within Jurassic metavolcanic rocks, the youngest member of a Precambrian thru to Mesozoic aged metamorphic and sedimentary sequence of gneisses, metasedimentary and metavolcanic rocks. This sequence is underlain by an extensive Late Cretaceous or Tertiary age granite - granodiorite, likely part of the Sonoran Batholith. The property geology consists of a complex of ductile deformed and metamorphosed felsic metavolcanic and high-level intrusive rocks which have been intruded by, and essentially engulfed by, a younger, relatively undeformed granitic pluton (Sonoran Batholith unit). The felsic volcanic units comprise rhyolitic to rhyodacitic high level intrusive rocks to sill-like bodies, and lesser dacite, rhyolite, rhyodacite tuffs. Cross-cutting rhyolite and andesite dykes also occur.

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

         Data verification and quality assurance/quality control (QA/QC) checks were performed on various occasions by AMEC Engineers on different vintages of the Alamo Dorado database. The bulk of the assays in the database were examined in 2002 by AMEC Engineers as a part of a feasibility study that was undertaken by MCB. In addition, RMI selected 21 drill holes so that AMEC Engineers could perform an assay verification check. These holes were selected from all of the major drill campaigns and were spatially located throughout the deposit. These QA/QC checks meet industrial standards.

         Based on these various data verifications that have been conducted by AMEC and to a limited extent by RMI, the Alamo Dorado assay database has been shown to be accurate and suitable for use in estimating resources. Very few errors have been found with respect to the assay values that are stored in the electronic database versus certified assays.

         Mineral Reserves

         Based on the Feasibility Study prepared in 2005, estimated proven and probable mineral reserves at the Alamo Dorado project are as follows:

                      Alamo Dorado Mineral Reserves (1), (2)
                      --------------------------------------

                                                 Grams of Silver  Grams of Gold
        Class Reserve Category       Tonnes         per tonne       per tonne
        -----------------------      ------         ---------       ---------
        Proven                       1,050,000          135             0.43
        Probable                    10,602,000          116             0.32
        -----------------------------------------------------------------------
        TOTAL                       11,652,000          118             0.33

        ---------------

        1 Calculated using a price of $6.25 per ounce of silver and $425 per ounce of gold.

        2 Mineral reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn,
           P. Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


         Mineral Resources

         Based on the Feasibility Study prepared in 2005, estimated mineral resources at the Alamo Dorado project are as follows:

                     Alamo Dorado Mineral Resources (1), (2)
                    ---------------------------------------

                                                Grams of Silver   Grams of Gold
         Class Reserve Category      Tonnes         per tonne        per tonne
         -----------------------     ------         ---------        ---------
         Measured                   263,000             84              0.31
         Indicated                 3,610,000            71              0.23
         Inferred                   518,000             79              0.30

         ----------------
         1 Calculated using a price of $6.25 per ounce of silver and $425 per ounce of gold.
         2 Mineral resource estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn,
            P. Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


         Mining

         Alamo Dorado is a conventional surface mine that utilizes a 7.5 cubic metre hydraulic shovel, a 6.5 cubic metre front end loader and six 60 ton mechanical rock trucks for the principal earthmoving. The mine is designed to deliver 4,000 tonnes of ore per day to the plant and requires moving waste at a ratio of 1.4 tonnes of waste rock per tonne of ore for a total combined mining capacity of 10,000 to 12,600 tonnes per day. The equipment fleet selected for Alamo Dorado can comfortably produce at these levels.

         The mine is being developed in two phases, with an initial phase designed to develop downward into the deeper, higher grade reserves as rapidly as is practically possible, and a second phase of development balancing the material movements with the first phase which will expand the pit to its final highwall and depth. The configuration of the ore deposit is such that the mining operation must startup approximately one year ahead of the milling operation in order to expose sufficient reserves to be able to maintain consistent ore production from the outset of milling operations. As of the end of 2005, the mine was on schedule with mine plan projections.

         The estimated eight year life of Alamo Dorado's reserves at the current design levels will allow the project to operate within the life cycle of the initial mine equipment (including 18 months of development and mine pre-stripping) and not require significant replacement capital. The following critical components of the mining fleet were secured for the Alamo Dorado Project in 2005: a fleet of six CAT 773 haul trucks; a CAT 990 front end loader; a Euclid R35 water truck; a Grove 55 ton crane; an EX1200 Hitachi 7.5 metre hydraulic mining shovel; an Ingersoll Rand DM 45 blast hole drill; and a CAT D9H bulldozer. In addition, a completely equipped site laboratory and a truck shop/warehouse facility was procured from other mines, dismantled, shipped and erected at the site in 2005.

         Milling

         Ore from the Alamo Dorado deposit will be treated by conventional crushing and SAG/Ball mill grinding to -74 um, followed by thickening, agitated cyanide leaching, leach residue filtration, direct electrowinning to produce a cathode sludge, AVR cyanide recovery and recirculation, leach residue washing with AVR product solutions, dry stack tailings and conventional silver and gold dore bar production from melting of the cathode sludge. The nominal treatment rate will be 4,000 tonnes per day of ore on a 24-hour per day schedule. The mine's tailings treatment process is expected to recover at least 97.5% of the sodium cyanide used and also neutralize mill tailings, thus reducing the mine's environmental impact and reclamation costs.

         Several key pieces of plant equipment was procured in 2005 including pre-owned 42-inch x 68-inch gyratory crusher, SAG mill, ball mill, thickener, leach tank agitators, smelting furnace, and other minor items. In addition, the procurement of new horizontal vacuum belt filters, an AVR plant and the refinery inclusive of electrowinning cells, retorts, and smelting furnace was well advanced by the end of 2005.

         The engineering of the plant was significantly advanced to greater than 80% complete by year-end 2005. In addition, the construction of the plant has progressed to approximately 35% complete by the end of 2005 with a significant amount of the civil and concrete work completed.

         The design of a dry stackable tailings facility consists of downstream constructed embankment that will buttress the moist tailings cake placement. The impoundment area for tailings placement will not be lined given the design expectation that the moist cake will meet non-toxic classification.

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

         Environment

         The original environmental permitting work considered options developed for the 2002 Feasibility Study, and was provided by Corner Bay in conjunction with Agauyo Consultoria Ambiental, Corner Bay's environmental consultant and coordinator. AMEC reviewed the environmental impact statement and risk assessment study, as well as ancillary documents submitted by Corner Bay to the Mexican Secretary for Environmental and Natural Resources ("SEMARNAT") to identify potential major deficiencies and for appropriateness for permitting Alamo Dorado. Environmental impacts arising from the development of the mine are greatly outweighed by the overall benefits. SEMARNAT recommended a finding of no significant impact in the original impact statement/permitting document. Following completion of the updated feasibility study, the original environmental impact statement and risk assessment study documents were revised, resubmitted and approved by SEMARNAT. Project construction commenced in 2005 based on the approved environmental impact statement and an improved modification of the SEMARNAT Temporary Land Use Permit for the operation of a milling operation and disposal of non-toxic tailings in a dry stack tailings area.

         Pan American has estimated final site reclamation costs for the Alamo Dorado property to be approximately $0.7 million. A more detailed closure plan for the Alamo Dorado mine is under development.

         In 2005, an Emergency Response Plan (ERP) was developed for the Alamo Dorado project. The detailed plan outlines responses to safety and environmental emergencies. The plan will also be incorporated at other Pan American operations.

         Capital Expenditures

         The capital cost estimate for construction of the Alamo Dorado mine totals $76.6 million. Up to the end of 2005, project expenditures totalled $35.5 million, and total commitments to that date are $48.4 million.

         The Feasibility Study includes an economic analysis using a price of silver of $7.00 per ounce, in which the Alamo Dorado project generates a 16% return on investment and undiscounted net cash of $68.5 million over the project life. There has been no updated economics completed on the project since the completion of the Feasibility Study in early 2005, however, the reserves stated in this AIF have been evaluated using Pan American's long term reserve pricing of $6.25 per silver ounce and $425 per gold ounce.

(ii) Manantial Espejo

         Ownership and Property Description

         Throughout 2005, Pan American owned a 50% joint venture interest in, and was the operator of, the Manantial Espejo project, which is located in southern Argentina. The other 50% interest was held by Silver Standard Resources Inc. ("SSR"). The project is being operated through two Argentine companies, Minera Triton Argentina S.A. ("MTA") and Compania Minera Alto Valle S.A. ("Alto Valle"). In March 2006, Pan American negotiated and entered into a purchase agreement with SSR to acquire SSR's 50% interest in MTA and Alto Valle, respectively, thus becoming a 100% indirect owner of the project.

         The Manantial Espejo property consists of 17 mineral concessions granted by the Mining Authority of the Province of Santa Cruz to MTA and Alto Valle, covering a total of 25,533 hectares, extending approximately 36 kilometres east-west and 19 kilometres north-south. The mineral concessions forming Manantial Espejo are, by law, subject to minimum expenditure requirements with respect to which Pan American had entered an alternate agreement with the government of Argentina, such agreement Pan American believes that MTA has continuously compliance with. The good standing of the mineral concessions held by each of MTA and Alto Valle, and which make up the Manantial Espejo property, were confirmed by the Mining Authority of Santa Cruz in February 2006, and in March 2006, the Argentine government approved the Environmental Impact Statement submitted to it by Pan American, effectively recognizing MTA and Alto Valle's title to the property and authorizing construction of the mine.

         The property also includes ownership of 3 surface properties purchased by MTA to facilitate support and improve the performance of its mining and exploration activities. These surface rights cover an area of 43,207 hectares.

         Location, Access, Climate and Infrastructure

         The Manantial Espejo property is located in the Province of Santa Cruz, Argentina, centered at the geographical coordinates of 69(0) 30' west longitude and 48(0) 46' south latitude. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometres east of the property. Puerto San Julian has a population of 5,500. The main access is via the provincial Route 25, a wide gravel secondary road that connects the project with Puerto San Julian. Access to the site is by an 8 kilometer gravel road off provincial highway Route 25.

         The climate at the project area is dry to arid continental. The average monthly temperatures vary between 1(degree)C (June and July) and 15(degree)C (January and February). This area of Argentina is well known for fierce westerly winds, particularly from August to October when westerly daily winds can gust to between 120 to 170 kph. The highest average monthly precipitation at Manantial Espejo occurs in the month of June, with 21 mm. Snow frequently accumulates on site between June and August, and infrequent snowfall events can range up to about 50 mm or more based on limited data.

         The topography of the region is generally characterized by relatively low-lying mesas with broad flat valleys, containing no, or poorly developed, drainage channels. To the north, the Deseado massif area is characterized by bedrock knolls and hills of moderate relief, with interspersed "deflationary" (probably wind-eroded) basins, containing flat- bottomed playas and often ephemeral shallow ponds and lakes with internal drainage. The Project site is extremely arid and has very limited development of soils and vegetation. The elevation of the project site is situated between 350 and 400 meters above sea level. The southern portion of the site is dominated by a broad, flat valley known as the Pampa which trends east-southeast and lies between the Deseado Massif to the north and a volcanic plateau to the south. Both the Pampa and the mesa on the southern portion of the camp are largely formed of Tertiary and Quaternary glacially-derived gravel and cobble deposits.

         The project site currently contains no existing infrastructure other than unimproved access roads, numerous water wells, and piezometers drilled by MTA to collect groundwater information, and a weather station installed for site baseline data collection. The surface properties include a ranch house with cafeteria, communications equipment, core processing and storage facilities, and dormitories.

         MTA has negotiated with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores, which will pass the project site and enable power supply for both the Manantial Espejo project. This powerline installation will be sufficient for the requirements of the development of the project.

         With respect to water supply for mining operations, MTA believes that the mine dewatering requirements will provide sufficient water for the planned development of the project. In addition, MTA has completed a comprehensive tailings location study that resulted in determination of a sufficient location to construct an environmentally acceptable tailings facility on the site. In addition, MTA has selected sufficient areas for the waste dump and plant sites required for the project.

         During the operational phase of the development of the project, MTA will require approximately 400 direct work positions. Given the extreme sparse population of the region, MTA has begun characterizing the capabilities of the potential workforce in the region, the Province, and at the national level.

         Royalties and Encumbrances

         Production from the Manantial Espejo property is subject to royalties to be paid to Barrick according to the following: (i) 60 cents per metric tonne of ore mined from the property and fed to process at a mill or leaching facility with a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.

         In addition, MTA is required to negotiate a royalty payable to the Province of Santa Cruz essentially applied against the operating cash flows of the project, which is dependent on the degree of metal extraction at the site up to a maximum of 3% operating cash flow.

         No reclamation bond is currently required for mining operations in Argentina. MTA has allotted funds for reclamation efforts. As the operations begin a detailed reclamation plan will be developed.

         History

         Reconnaissance exploration on the Manantial Espejo property was first carried out in the 1970s by the Argentinean government and in 1989, ownership of the original interest in the mineral properties constituting the Manantial Espejo project was acquired by Mr. Roberto Schupbach. Pursuant to an agreement entered into in 1991 between Mr. Schupbach and Compania Minera San Jose S.A. (a wholly owned subsidiary of St. Joe Minerals), Mr. Schupback sold his mineral property rights to Minera San Jose. Later in the same year, St. Joe Minerals was acquired by Lac Minerals, and then in 1994 Barrick Exploraciones Argentina S.A. acquired Lac Minerals and assumed ownership.

         In 1996, Triton Mining Corporation ("Triton") entered into an option agreement with Barrick to earn the right to acquire an 80 percent interest in the project for a total cost of $2,500,000, such right Triton then assigned to its wholly owned subsidiary Minera Triton Argentina S.A. ("MTA").

         In 1998, MTA completed making the required payments under the option agreement. Barrick and MTA subsequently incorporated Compania Minera Alto Valle for the purpose of holding beneficial title to the properties, and pursuant to a shareholders' agreement, Barrick held 20 percent and MTA held 80 percent of the shares of Alto Valle, respectively, and MTA was designated operator of the project.

         In 1998, Blackhawk Mining Inc. ("Blackhawk") purchased all of the issued shares of Triton, which was a public company with shares traded on the Toronto Stock Exchange.

         Also, in 1998, Silver Standard Resources ("SSR") entered into an option agreement with Triton, a wholly owned subsidiary of Blackhawk, to acquire a 50% interest in MTA. Then, in April of 2001, SSR acquired Barrick's 20% interest in Alto Valle (2,400 shares), half of which it agreed to sell to Blackhawk in consideration for an interest in an unrelated mining venture.

         In 2002, SSR acquired Triton's remaining 50% interest in MTA, as well as Blackhawk's 1,200 shares in Alto Valle. Concurrently, SSR agreed to sell to Pan American 50% of the shares of MTA and half of its shares (1,200) it held in Alto Valle directly. The Company acquired this 50% interest in the project for a purchase price of $1,912,433, which consisted of a cash payment in the amount of $662,433 and a transfer of 231,511 common shares in the capital of the Company valued at $1,250,000. In addition, the Company agreed to pay 50% of $200,000 in order to eliminate a 1.2% net smelter return royalty payable by SSR to Blackhawk and agreed to fund the first $3 million of joint venture expenditures following the issuance of a production notice. In March 2006, the Company negotiated and entered into a purchase agreement with SSR to acquire SSR's 50% interest in MTA and Alto Valle, respectively, thus becoming a 100% owner of the Manantial Espejo project.

         Geology and Mineralization

         Silver and base metal mineralization in the Manantial Espejo district is spatially and genetically related to a large bimodal igneous province, the Deseado Massif, which is dominated by acid volcanics and their resedimented products of the Chon Aike and La Matilde Formations (Upper Jurassic), and andesites of the Bajo Pobre Formation (Middle Jurassic). The older volcanics form the basement unit and are locally mineralized. The Chon-Aike and La Matilde Formations host mineralization, which occurs at the faulted contacts of volcanic facies as well as at contacts of volcanic stages.

         The ore deposits at the Manantial Espejo project are predominantly veins having short strike slip and larger down dip displacements. Styles of mineralization include massive quartz veins, vein breccias, sheeted and stockwork veining, and minor dissemination. Quartz is the main infill mineral, displaying distinctive textures indicating the overprinting of hydrothermal events which occurred in the area.

         Mineralization is interpreted as occurring at the intersection of west-northwest trending fault zones and arcuate structures that could be related to a possible volcanic center. Gold occurs mainly as electrum in pyrite while the silver occurs in a number of forms including argentiferous galena and silver sulphosalts. Sulfides account for up to 3 to 5% of the rock mass as veinlets and disseminations.

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

         The Maria Vein exhibits two quartz textures; older quartz which may also contain grey silica, amethyst and vuggy quartz and younger sulphide-rich vein quarts breccia that often crosscuts the earlier vein and carry fragments of it. Sulphide content is low and is primarily three to five percent pyrite. Minor amounts of galena, sphalerite, chalcopyrite, bornite, chalcocite and covellite have been observed. The Maria vein structure shows excellent continuity, with little evidence for significant transverse fault offsets. Combined outcrop and drill data show vein continuity over 1,000 meters along strike and over 250 meters along dip. Ore-grade mineralization of the vein is less continuous. Open pit ore-grade zones measure tens to hundreds of meters in longitudinal dimension. Underground ore-grade zones measure tens of meters in longitudinal dimension, with over 100 meters of vertical extent in the Maria West area. Variograms and correlograms indicate mineralization continuity on the order of fifty (50) to one hundred (100) meters for both gold and silver.

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

         Exploration, Drilling, Sampling and Analysis

         Reconnaissance exploration on the Manantial-Espejo property was first carried out in the 1970s by the Argentinean government.

         Exploration on the property was advanced in 1996 by Barrick, which completed 62 diamond drill holes on the property totaling 9,653 meters on the Maria Vein. In 1997, an additional forty two core drill holes were completed totaling 6,795 meters and Kilborn Engineering Pacific Ltd. ("Kilborn") was retained to prepare a pre-feasibility study for the construction of an open pit mine and cyanidation mill processing facility to treat and recover silver and gold from the Maria Vein resource.

         Drilling on the Manantial Espejo property is completed using diamond core, reverse circulation and wagon drilling. For the entire Manantial property, this drilling totals 1,043 drill holes and approximately 93,867 metres. The diamond core samples were considered to be of superior quality and representative of the deposits. Therefore, with the exception of five reverse circulation holes in Maria, recent resource modeling evaluations have been based upon core samples from 662 diamond drill holes representing approximately 65,896 meters. The typical core sampling procedure is to half-saw the HQ core after descriptive geological and geotechnical logging. Half of the core is submitted for analysis, while the remaining half is stored on the Manantial Espejo site.

         All MTA core has been HQ diameter (approximately 6cm), with the exception of re-entry into Barrick holes for deepening, for which NQ diameter was used. Diamond drill holes are located and oriented by geologists in the field to obtain drill spacing in the 25 to 50 meter range on vein, with the closer spacing in the higher grade zones.

         Project drilling, sample handling, assaying, data handling, and resource modeling were reviewed in April 2001 on behalf of SSR by Pincock, Allen, and Holt (PAH), mining consultants, who found that assaying and security procedures to date had been carried out according to accepted industry standards using accepted practices.

         In 2003, a 4,472 meter diamond drilling program was completed in the Maria and Karina-Union veins focusing on gathering geotechnical stability data.

         In 2005, MTA completed 20,832 meters (187 holes) of additional diamond core and RC drilling to in-fill selected areas of known resources, investigated potential for economic mineralization outside of the current resource area, continued the water exploration program, and improved the geotechnical database for the feasibility tailings design.

         Manantial Espejo drilling data are used for metals exploration, resource modeling, geotechnical studies, metallurgical studies, and hydrological exploration/studies.

         Feasibility

         In late 2003, Pan American Silver and SSR made a decision to initiate a feasibility study on the Manantial Espejo property. Feasibility activities in 2004 included, among other things: (i) completion of 19,600 metres of infill, extension and exploration drilling, which resulted in a 25% increase in measured and indicated resources; (ii) submittal of Project permit documents;
(iii) completion of feasibility level flowsheet development and metallurgical testing; (iv) completion of feasibility level pit slope stability work; (v) development of methodology for optimization of open pit versus underground mine development; (vi) finalization of the purchase of the 6,750 hectare land package directly overlying all reported resources; (vii) completion of a comprehensive project scoping study in September of 2004.

         During 2005, MTA completed a second phase of project scoping with the assistance of EV Technical Services, Snowden Mining Industrial Consultants Inc. ("Snowden") and M3 Engineering and Technology Corporation ("M3") to significantly advance the project feasibility study. Following the completion of scoping evaluations, a final feasibility study was initiated in the third quarter of 2005. This work included:

          o    finalizing tailings geotechnical investigations and designs;

          o finalizing metallurgical flow sheet testing and completing variability testing;

          o    finalizing Open pit and Underground Mine designs and schedules;

          o estimating Open pit and Underground Mine capital and Operating cost estimates;

          o    completing plant and infrastructure layout and design work; and

          o completing plant and infrastructure capital and operating cost estimates.

Additional activities undertaken throughout 2005 included: (i) initiation of recruitment for key development staff positions; (ii) opening the main project administrative office in Gobernador Gregores; (iii) opening dialog with the local community, making public presentations of the project, and soliciting public inputs for final consideration in the Project EIS; (iv) preparing the Environmental Impact Statement and submitting to the Provincial Mining authority; and (v) negotiating and signing a letter of intent with the Santa Cruz Province to jointly develop a high voltage electrical transmission line to supply power to the project from either low cost natural gas generation or via connection to the national grid.

         The results of the feasibility study for the Manantial Espejo project indicate the project is technically feasible and economically viable at conservative silver and gold prices. It will create jobs and economic stimulus to an area that is economically depressed, and can be constructed and operated in an environmentally sound manner.

         Mineral Reserves

         A reserve summary by open pit bench was derived for each pit by extracting the pit volume out of the appropriate resource block model. Dilution was applied according to the mining method to be used. The open pit reserve was derived from the resource block model diluted for open pit mining. The underground reserve was derived from the resource block model diluted for the appropriate underground mining method. Underground reserves were extracted from these models by summarizing within the designed stoping panels. Any wall rock outside of the diluted wireframe or any inferred resource occurring within the underground stope volume was assigned zero grade.

         For the underground portion of the reserve, the Measured Mineral Resource was converted to a Probable Mineral Reserve. This is because there has not been an opportunity to confirm the assumptions made for stoping methods by direct observation from underground development. The geotechnical assumptions in particular are very important to the stoping method selection and for the amount of ground support that will be required in the development. Although it is believed that reasonable assumptions have been made based on experience, sound analysis and observation of the diamond drill core, there remains some degree of uncertainty in the stoping and development cost assumptions that would be realized by being able to make first hand observation on a larger scale underground operation.


                      Manantial Espejo Mineral Reserves (1), (2)
                      ------------------------------------------

                                                   Grams of Silver     Grams of Gold per
            Reserve Category        Tonnes           per Tonne                Tonne
            ----------------        ------           ---------                -----

            Proven                   2,743,111           176                   2.47
            Probable                 2,847,518           211                   3.18
         -------------------------------------------------------------------------------
            TOTAL                    5,590,630           193.6                 2.83

         ----------------
         1    Calculated using prices of $6.25 per ounce of silver, $1,150 per tonne of zinc, $800 per tonne of lead and $3,000 per tonne of copper.
         2    Mineral reserve estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by Martin G. Wafforn, P. Eng., Director of Mine Engineering, who is a Qualified Persons as that term is defined in
              NI 43-101.


         Mineral Resources

         Pan American's management estimates that mineral resources at Manantial Espejo as at December 31, 2005 are as follows:


                        Manantial Espejo Mineral Resources (1), (2)

                                                    Grams of Silver        Grams of Gold
         Resource Category         Tonnes              per Tonne             per Tonne
         -----------------         ------              ---------             ---------
         Measured                  1,223,989              108                   1.22
         Indicated                 1,669,641              118                   1.22
         Inferred                  1,042,230              133                   1.20

         -----------------
         1  Calculated using a price of $5.50 per ounce of silver and $375 per ounce of gold.

         2  Mineral resource estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by, Michael Steinmann,  P.Geo., Vice President Geology -
            Operations, who is a Qualified Persons as that term is defined in NI 43-101.


         Mining

         The optimum mine plan approach for the Manantial Espejo project consists of a combination of open pit surface and underground mining methods. The surface mining method proposed for the ore is conventional open pit mining using currently owned 54 tonne off road trucks and a mix of front end rubber tired loaders and track loading equipment. The considerable variation in dip and thickness of the various mineralized zones throughout the property require a number of different underground mining methods to be utilized to maximize the profitability and recovery of the mineral resources. The proposed underground mining operation consists of either long-hole, cut & fill, or shrinkage methods depending on vein geometry and accessibility.

         In some areas, it is proposed that the open pits will also be used for underground access via in-pit portals. In the design, the open pits will be excavated using five (5) meter high, horizontal benches. Ore and waste will be transported out of the pits by truck haulage via ramps built into the walls of the pits. Truck haulage will continue from the open pit ramp exit points on surface roads leading to waste dumps and the primary crusher ore feed stockpile. Open pits will be constructed for portions of the Maria, Karina-Union, and Concepcion deposits. The proposed Maria pit is sub-divided into three (3) sub-pits.

         A total of 5 portals and associated declines will be required to access all of the underground mining reserves. Two are required for the Maria main structure, being Maria West and Maria East. Two are required for the Concepcion area. One is required for Melissa.

         Environment & Permitting

         Montgomery Watson Harza ("MWH") performed an Environmental Impact Assessment ("EIA") for the project as required under the laws of the Province of Santa Cruz and the Argentine Republic. The EIA includes all the items required under Argentine legislation, including a detailed report of the base line and the consulting steps taken with regard to the community and the authorities. The EIA performed for the project has not identified any severe environmental impact that could compromise its feasibility from the environmental viewpoint.

         The identified environmental impacts set out in the EIA are in almost all cases low to moderate and can be reasonably mitigated by the Environmental Care and Management Plan attached to the project. The balance between the unwanted effects that could arise by implementing the project, against the local benefits that would be obtained, is favorable to the performance of the project.

         The EIA, mine design, tailing design, utility company interface, and water development studies have been completed and the EIA was submitted to the Provincial Government in Argentina in November 2005 for its review. In March 2006, Pan American obtained clearance from the Province of Santa Cruz, Argentina, for the EIA. In addition, Pan American entered into an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a subconnection to Manantial Espejo.

         MTA has been granted all of the requisite environmental permits necessary to proceed with development of the property.

C.       INVESTMENT AND RESOURCE PROPERTIES AND EXPENDITURES

         Pan American owns interests in investment and resource properties in Mexico and the United States. A brief description of the most advanced of these properties follows:

(i)  United States Investment Properties

         Pan American owns interests in two investment properties in the United States, neither of which are material to the Company. A brief description of the resources of these properties follows:


                                                 Reserve or Resource
     Property          Location       Type           Category (3)          Tonnes       g/t Ag
     --------          --------       ----           ---------             ------       ------

Hog Heaven(1)          Montana      stockwork       M&I resource           2,741,000      170
                                    stockwork       Inf. Resource          7,439,000      141
Waterloo(2)           California    stockwork       Ind. Resource         33,758,000      93

----------------

(1)     Resources for Hog Heaven are based on historic estimates prepared in 1989 by Gregory A. Hahn,
        Chief Geological Engineer for CoCa Mines at that time, and reported in "A Summary of Mining
        Reserves, Mineral Resources and Exploration Targets: Hog Heaven Project" dated January, 1989.
(2)     Resources for Waterloo are based on historic estimates prepared by ASARCO Inc. initially in
        1968, and then revised in 1980 in connection with the preparation of a feasibility study.
(3)     Pan American believes these historical estimates to be relevant and reliable.


Mineral Property Expenditures

         The following table sets out Pan American's acquisition, exploration and development expenditures for the periods indicated:

                                          Years Ended December 31
                                          -----------------------
                                       (in thousands of U.S. dollars)


                                                                               2005               2004
                                                                               ----               ----
           Acquisition                   Morococha                                   -         $36,871
      -------------------------------------------------------------------------------------------------
                                                                                     -          36,871
      -------------------------------------------------------------------------------------------------
           Development                   Huaron                                  4,969           5,543
                                         Quiruvilca                              2,262             984
                                         Morococha                               8,446               -
                                         La Colorada                             5,453           8,474
                                         Alamo Dorado                           35,548           1,676
                                         San Vicente                             1,899
      -------------------------------------------------------------------------------------------------
                                                                                59,638          17,043
      -------------------------------------------------------------------------------------------------
           Exploration                   San Vicente                               116             482
                                         Alamo Dorado                              226               -
                                         Manantial Espejo                        2,022           2,663
                                         Morococha                                 691               -
                                         Other                                     642             612
      -------------------------------------------------------------------------------------------------
                                                                                 3,697           3,757
      -------------------------------------------------------------------------------------------------
           Investment                    Waterloo                                    -              57
                                         Hog Heaven                                  -              24
      -------------------------------------------------------------------------------------------------
                                                                                                    81
      -------------------------------------------------------------------------------------------------


Metals Trading

         Pan American engages in hedging base metal prices for production from its mines.

         During 2004, the Company settled 16,260 tonnes of zinc hedges at an average price of $943 per tonne and 10,290 tonnes of lead hedges at an average of $728 per tonne.

         During 2005, the Company settled 15,800 tonnes of zinc hedges at an average price of $1,105 per tonne and 4,000 tonnes of lead hedges at an average price of $726 per tonne.

         At December 31, 2005, Pan American had sold 13,400 tonnes of zinc forward at an average price of $1,353 per tonne. These hedges are expected to settle during the course of 2006.

         Pan American does not engage in any hedging of its silver production.

                    RISKS RELATED TO PAN AMERICAN'S BUSINESS

Metal Price Fluctuations

         The majority of the Company's revenue is derived from the sale of silver, zinc, and, to a lesser degree, copper and lead and gold, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting the Company's operations and profitability. The price of silver and other metals are affected by numerous factors beyond the Company's control, including:

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

          o    international economic and political conditions;

          o    interest rates;

          o    currency values; and

          o    inflation.

         Declining market prices for these metals could materially adversely affect the Company's operations and profitability.

Foreign Operations

         The majority of the Company's current operations are conducted by its subsidiaries in Peru, Mexico, Bolivia and Argentina, and all of the Company's current production and revenue is derived from its operations in Peru, Mexico and Bolivia. As Pan American's business is carried on in a number of foreign countries it is exposed to a number of risks and uncertainties, including:

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

          o    volatile local political and economic developments; and

          o difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations.

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

         In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government's policy objective of nationalizing the oil and gas industries. Although the focus of the government's proposed nationalization policy does not specifically target the mining industry, there is no certainty the government will not take steps to implement such measures. Risks of doing business in Bolivia include being subject to higher taxes, revision of contracts and threatened expropriation of assets, all of which could have a material adverse effect on the Company's operations or profitability.

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

Reclamation Obligations

         Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. Pan American is actively providing for or has carried out any requested reclamation activities on its properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on Pan American's financial resources.

Peruvian Mine Closure Law

         On October 14, 2003, the Peruvian government published Law 28090 "Mine Closure Law" which establishes provisions relating to mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the Peruvian Ministry of Energy and Mines within twelve months of the law entering into force. No enabling regulations were published with the law. Therefore, the effect of the law on Pan American's Peruvian mining and exploration activities cannot yet be determined.

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

Trading Activities

         From time to time, the Company mitigates the metal price and currency rate risk associated with base metal production and foreign currency requirements by entering into commodity and currency contracts (such as forward purchases or sales contracts), to minimize the effect of declines in metal prices or strengthening of foreign currencies on the Company's operating results. These trading activities will either generate a gain or loss, depending on the market price of a metal or exchange rate at settlement relative to the stated forward contract price/rate. As of December 31, 2005, the Company's zinc forward contract position had a negative mark-to-market value of approximately $4.3 million, the Company's Mexican peso forward contracts had a positive mark-to-market of approximately $0.9 million and the Company's silver fixing positions had a negative mark-to-market of approximately $0.5 million. Including these mark-to-market valuations, the Company recognized a loss on commodity contracts in 2005 earnings of $8.2 million.

         In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. The Company's current policy is to not hedge the price of silver and therefore it is fully exposed to declines in the price of silver.

Employee Recruitment

         Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Employee Relations

         Certain of Pan American's employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions. Pan American has experienced labour strikes and work stoppages in the past. There can be no assurance that Pan American will not experience future labour strikes or work stoppages.

Title to Assets

         The validity of mining or exploration titles or claims, which constitute most of Pan American's property holdings, can be uncertain and may be contested. Pan American has used its reasonable commercial best efforts to investigate its title or claims to its various properties and, to the best of its knowledge, except where Pan American has otherwise identified, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially affect Pan American's rights to its various properties or interests therein.

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

         Pan American acquired its interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property into compliance. However, with respect to the required minimum expenditure threshold originally applicable to Barrick's operations at Manantial Espejo, Pan American was able to secure a different expenditure threshold with the Argentine government. Until recently, although Pan American had always complied with the terms of this agreement, it could never be certain that the original non-compliance of previous owners would not affect title to the properties. However, on March 23, 2006 the Argentine government approved the Environmental Impact Statement submitted to it by the Company, effectively authorizing construction of the mine. As such, management of the Company is confident that this approval waives any uncertainty with respect to the government recognizing and abiding by Pan American's title to the properties.

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

Foreign Exchange Rate Fluctuations

         Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which Pan American's products are sold) against the Canadian dollar (used to pay corporate head office costs), the Peruvian sole and the Mexican peso (being the currencies in which a significant portion of Pan American's operating costs are incurred), could have a significant effect on Pan American's results of operations. From time to time, the Company engages in hedging activities in connection with foreign currency requirements in order to minimize the effect of strengthening of foreign currencies on the Company's operating results. In order to mitigate the exposure presented by the construction expenditures at Alamo Dorado in Mexican pesos ("MXN"), the Company purchased MXN 203 million, settling between January 2006 and June 2006 to match anticipated spending at an average MXN/USD exchange rate of 11.26. At December 31, 2005 the positive mark to market value of the Company's position was $0.9 million.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
-------------------------------------------------------------------------------

Annual Information

         Selected consolidated financial information of the Company for each of the last five completed financial years is as follows:


                                           2005           2004          2003           2002           2001
                                           ----           ----          ----           ----           ----
                                       (thousands of U.S. dollars, except per share amounts)

Revenue                                122,401        $   94,825    $  45,122     $    45,093     $   37,296
Operating earnings/(loss)              (20,970)              940       (6,452)        (34,241)        (7,757)
Net income/(loss)                      (28,594)           15,214       (6,794)        (33,977)        (8,077)
Net earnings/(loss) per share
                           - basic       (0.43)       $     0.06    $   (0.20)    $     (0.81)    $    (0.22)
                           - diluted     (0.43)             0.06        (0.20)          (0.81)         (0.22)
Cash and short-term investments         55,322            98,136       89,129          10,198          3,844
Total assets                           362,280           370,086      279,883         102,945         91,517
Total long-term financial
  liabilities                           77,592            68,279       73,137          27,222         11,497
Total shareholder's equity             257,322           275,516      184,098          55,492         58,877


         Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:


                                               2005                                            2004
                           -------------------------------------------   ---------------------------------------------
                              Three      Three      Three       Three      Three       Three       Three       Three
                             months     months     months      months     months      months      months      months
                              ended      ended      ended       ended      ended       ended       ended       ended
                            March 31   June 30   Sept. 30     Dec. 31   March 31     June 30    Sept. 30     Dec. 31
                            --------   -------   --------     -------   --------     -------    --------     -------
                                             (in thousands of U.S. Dollars, except per share amounts)

Total Revenue             $  29,086    $ 25,358   $  30,086  $  37,871   $  15,708  $   21,179  $   27,916  $   30,022
Expenses:
  Cost of sales              22,380      18,417      21,337     25,514      11,168      16,531      18,526      22,937
  Depreciation and
    depletion                 3,218       2,415       3,788      3,674       2,145       2,008       3,033       3,683
  General & Admin.            1,266       1,466       1,709      1,035         803       1,202         934       1,113
  Stock-based
    compensation                297         284         356        523         440         684         518         547
  Reclamation                   527         412         735        655         302         301         302         410
  General exploration         1,424         885         394        994         528       1,137       1,213         960
  Investment income, net       (163)       (899)     (1,064)       (29)        131      (3,511)       (779)       (864)
  Debt settlement
    expenses                      -           -           -          -           -       1,311          53           -
  (Gain)/Loss on
    commodity contracts       3,337      (3,491)      2,198      6,152      (2,214)     (1,836)      3,438      (2,801)
  Non-controlling
    interest                     81         152         (79)       700           -           -         320        (141)
  Write down on
    Non-producing property        -           -           -     29,666           -           -           -       2,460
  Gain on sale of assets          -           -           -     (2,556)          -           -           -     (20,164)
                          -----------------------------------------------------------------------------------------------
Income (loss) before tax     (3,281)      5,717         712    (28,457)     (2,023)      3,352         358      16,280
Income Tax Provision           (942)       (746)       (540)    (1,057)          -           -           -      (2,753)
                          -----------------------------------------------------------------------------------------------
Net income (loss) for
   the period             $  (4,223)   $  4,971   $     172  $ (29,514)  $  (2,023) $    3,352  $      358  $   13,527
                          ===============================================================================================
Earnings (loss) per
   share - basic          $   (0.06)   $   0.07   $    0.00  $   (0.44)  $   (0.08) $     0.09  $     0.01  $     0.21


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


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

         Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and the Consolidated Financial Statements of the Company for the years ended December 31, 2005 and 2004, set out on pages 1 through 19 and 21 through 53, respectively, of the Company's 2005 Annual Report, which are incorporated by reference herein.


                             DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------

         The names and municipalities of residences of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:


Name and Municipality                                                  Principal Occupation During
of Residence                         Position with the Company         the Past Five Years
---------------------                -------------------------         ---------------------------

ROSS J. BEATY (4)                    Director and Chairman             Chairman  of the Company and CEO from
Vancouver, B.C.                      (director of the Company since    April 1994 to July 2003
                                     September 30, 1985)

GEOFF A. BURNS (4)                   Director, President and Chief     President and Chief Executive
North Vancouver, B.C.                Executive Officer (director of    Officer of the Company since July
                                     the Company since July 1, 2003    2003; and prior thereto Sr. Vice
                                                                       President and Chief Financial
                                                                       Officer of Coeur D'Alene Mines
                                                                       Corporation

WILLIAM A. FLECKENSTEIN (3),(4)      Director of the Company since     President of Fleckenstein Capital,
Seattle, Washington, U.S.A.          May 9, 1997                       Inc. (an investment counselling
                                                                       firm) from 1996 to present; prior
                                                                       thereto Partner of Olympic Capital
                                                                       Management Inc. (an investment
                                                                       counselling firm)

MICHAEL LARSON (4)                   Director of the Company  since    Business Manager of Cascade
Seattle, Washington, U.S.A.          November 29, 1999                 Investment LLC (a private investment
                                                                       company)



Name and Municipality                                                  Principal Occupation During
of Residence                         Position with the Company         the Past Five Years
---------------------                -------------------------         ---------------------------


MICHAEL J.J. MALONEY (1),(2),(3),(4) Director of the Company from      Private Investor
Seattle, Washington, U.S.A.          Sept. 11, 1995 to Nov. 29,
                                     1999 and then re-elected on
                                     May 15, 2000

PAUL B. SWEENEY (1), (4)             Director of the Company since     Private Investor; former Vice
Surrey, B.C.                         August 6, 1999                    President and Chief Financial
                                                                       Officer of Canico Resource Corp. (a
                                                                       mining company) from February 2002
                                                                       to November 2005; prior thereto
                                                                       Chief Financial Officer of Manhattan
                                                                       Minerals  Inc. (a mining company)
                                                                       from December 1999 to May 2001.

JOHN H. WRIGHT (4)                   Director of the Company since     Retired since July 2003; President
Vancouver, B.C.                      September 30, 1988                and Chief Operating Officer of the
                                                                       Company from 1995 to 2003.

JOHN WILLSON (1), (2), (4)           Director since April 4, 2002      Retired since April 2000; formerly
Vancouver, B.C.                                                        President and Chief Executive Officer
                                                                       of Placer Dome Inc.

A. ROBERT DOYLE                      Chief Financial Officer           Chief Financial Officer of the
Vancouver, B.C.                                                        Company since January 2004; and
                                                                       prior thereto Senior Vice
                                                                       President-Mining Finance and Metals
                                                                       Marketing with Standard Bank.

ROBERT P. PIROOZ                     General Counsel and Secretary     General Counsel of the Company since
Vancouver, B.C.                                                        January 2003; Vice President Legal
                                                                       Affairs of the Company from
                                                                       September 2000 to December 2002 and
                                                                       prior thereto Group Vice President
                                                                       with the BCR Group of Companies.

STEVEN BUSBY                         Senior Vice President, Project    Senior Vice President, Project
Vancouver, B.C.                      Development & Technical           Development & Technical Services of
                                     Services                          the Company since August 2003;
                                                                       Principal of S.L. Busby Consulting
                                                                       from  September 2001 to August 2003
                                                                       and Vice President Engineering and
                                                                       Director of Technical Services for
                                                                       Coeur D'Alene Mines Corporation from
                                                                       August 1998 to September 2001.



Name and Municipality                                                  Principal Occupation During
of Residence                         Position with the Company         the Past Five Years
---------------------                -------------------------         ---------------------------


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

MICHAEL STEINMANN                    Senior Vice President, Geology    Vice President Geology of the
North Vancouver, B.C.                & Exploration                     Company since March 2004; Manager of
                                                                       Geology for Glencore, South American
                                                                       operations and projects, 2000 to 2004.

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

WAYNE VINCENT(5)                     Controller                        Controller of the Company
Blaine, WA, USA

-----------
(1)  Member of the Audit Committee
(2)  Member of the Compensation Committee
(3)  Member of the Nominating and Governance Committee
(4)  Member of the Health, Safety and Environmental Committee
(5)  Effective April 1, 2005 Mr. Wayne Vincent joined Pan American as Controller.


         The directors of the Company are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. The board currently consists of eight directors five of whom, William A. Fleckenstein , Michael Larson, Michael J.J. Maloney, Paul B. Sweeney and John Willson qualify as unrelated directors who are independent of management. The board has established four committees: the Audit Committee, the Compensation Committee, the Health, Safety and Environmental Committee and the Nominating and Governance Committee. Detailed information regarding the duties and obligations of the Audit Committee is annexed as Appendix "A" to this Annual Information Form. The board does not have an Executive Committee. The composition of the various committees as at December 31, 2005 is set forth in the preceding table.

         As at December 31, 2005, the directors and officers of the Company as a group beneficially owned, directly or indirectly, 6,175,666 common shares of the Company representing 9.1% of the issued and outstanding common shares of the Company.

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

            EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS
-------------------------------------------------------------------------------

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

                             MARKET FOR SECURITIES
-------------------------------------------------------------------------------

         The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol PAA. During the most recently completed financial year, the shares traded in a range with a low of $15.65 and a high of $23.86 The monthly trading volume and value is presented in the table below.


    Month            Open             High                Low               Close             Volume
    -----            ----             ----                ---               -----             ------
Jan 05              $19.00           $19.09              $17.50             $18.77          21,829,208
Feb 05              $18.82           $21.60              $18.00             $20.79          26,787,419
Mar 05              $20.87           $21.55              $18.08             $19.12          36,314,058
Apr 05              $19.05           $19.58              $17.00             $17.87          25,905,261
May 05              $17.12           $18.05              $15.65             $17.89          21,037,434
Jun 05              $18.09           $19.47              $17.52             $18.00          27,736,935
Jul 05              $18.00           $19.88              $17.37             $19.23          16,142,093
Aug 05              $18.65           $20.65              $17.81             $18.47          22,536,551
Sep 05              $18.72           $21.56              $18.72             $20.42          33,614,703
Oct 05              $20.50           $21.63              $17.93             $18.79          26,885,399
Nov 05              $18.48           $23.29              $18.48             $22.05          37,905,495
Dec 05              $22.40           $23.86              $20.54             $21.01          61,170,480


------------------
Source for tabulation of 2005 Monthly Aggregate Data - Stockwatch.com


                         TRANSFER AGENTS AND REGISTRAR
-------------------------------------------------------------------------------

         The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

                               MATERIAL CONTRACTS
-------------------------------------------------------------------------------

         No contracts, other than material contracts entered into in the ordinary course of business, that are material to the Company were entered into during the most recently completed financial year.


                             ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

         Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Information Circular for the Annual General Meeting of the Company held on April 28, 2005. Additional financial information is also provided in the Company's Audited Consolidated Financial Statements for the years ended December 31, 2005 and 2004 that are contained in the Company's 2005 Annual Report.

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

                               GLOSSARY OF TERMS
-------------------------------------------------------------------------------

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

                                                                 Document No. 2

                                                    Deloitte & Touche LLP
                                                    2800 - 1055 Dunsmuir Street
                                                    4 Bentall Centre
                                                    P.O. Box 49279
                                                    Vancouver BC  V7X 1P4
                                                    Canada

                                                    Tel: (604) 669-4466
                                                    Fax: (604) 685-0395
                                                    www.deloitte.ca



Report of Independent Registered Chartered Accountants

To the Shareholders of
Pan American Silver Corp.

We have audited the consolidated balance sheets of Pan American Silver Corp. (the "Company") as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

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

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 8, 2006 (except for Note 20 for which the date is March 30, 2006)




Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 3 to the consolidated financial statements of Pan American Silver Corp. Our report to the shareholders dated March 8, 2006 (except for
Note 20 for which the date is March 30, 2006) is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in the Report of Independent Registered Chartered Accountants when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 8, 2006 (except for Note 20 for which the date is March 30, 2006)


Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31
(In thousands of U.S. dollars)
                                                                                        2005               2004
-----------------------------------------------------------------------------------------------------------------------
Assets                                                                                               (Restated Note 3)
Current
   Cash and cash equivalents                                                       $   29,291         $      28,345
   Short-term investments                                                              26,031                69,791
   Accounts receivable, net of $Nil provision for doubtful accounts (2004 - $Nil)      27,342                25,757

   Inventories (Note 4)                                                                16,667                10,674
   Unrealized gain on commodity and foreign currency contracts                            863                   480
   Prepaid expenses                                                                     1,935                 1,211
------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                  102,129               136,258

Mineral property, plant and equipment, net (Note 5)                                    99,815               104,647
Construction in progress (Note 7 )                                                     34,306                     -
Investment and non-producing properties (Note 7)                                      123,259               125,863
Direct smelting ore (Note 4)                                                            2,236                 2,671
Other assets (Note 8)                                                                     535                   647
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                                       $  362,280         $     370,086
=======================================================================================================================

Liabilities
Current
   Accounts payable and accrued liabilities (Note 9)                               $   22,333         $      20,331
   Advances for metal shipments                                                             -                   652
   Unrealized loss on commodity contracts                                               4,810                 4,695
   Current portion of non-current liabilities                                             223                   613
-----------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                              27,366                26,291


Liability component of convertible debentures (Note 10)                                   126                   134
Provision for asset retirement obligation and reclamation (Note 2 and 11)              39,378                32,012
Provision for future income taxes (Note 17)                                            32,396                33,212
Severance indemnities and other commitments (Note 16)                                   1,894                 1,542
Non-controlling interest                                                                3,798                 1,379
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                     104,958                94,570
-----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Share capital (Note 12)
   Authorized: 100,000,000 common shares of no par value
   Issued:
     December 31, 2005 - 67,564,903 common shares
     December 31, 2004 - 66,835,378 common shares                                     388,830               380,571
     Equity component of convertible debentures                                           762                   633
     Additional paid in capital                                                        13,117                10,976
     Deficit                                                                         (145,387)             (116,664)
-----------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                            257,322               275,516
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                         $  362,280       $       370,086
=======================================================================================================================

APPROVED BY THE BOARD
                                Ross J. Beaty, Director                                    Geoff A. Burns, Director
-------------------------------                              -----------------------------

                                                           See accompanying notes to consolidated financial statements


                                                                                                                 1

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2005, 2004 and 2003
(in thousands of US Dollars, except for shares and per share amounts)


                                                                             2005            2004             2003
---------------------------------------------------------------------------------------------------------------------
                                                                                    (Restated Note 3)

Sales                                                                   $   122,401     $   94,825       $    45,122
Cost of sales                                                                87,648         69,162            39,778
Depreciation and amortization                                                13,095         10,869             3,325
---------------------------------------------------------------------------------------------------------------------
Mine operating earnings                                                      21,658         14,794             2,019
---------------------------------------------------------------------------------------------------------------------

General and administrative, including stock-based compensation                6,936          6,241             5,625
Exploration                                                                   3,697          3,838             2,543
Asset retirement and reclamation                                              2,329          1,315               303
Write-down of mining assets                                                  29,666          2,460                 -
---------------------------------------------------------------------------------------------------------------------
Operating (loss) earnings                                                   (20,970)           940            (6,452)
---------------------------------------------------------------------------------------------------------------------
Investment and other income                                                   2,649          2,338               496
Interest and financing expenses                                                (494)          (898)           (1,156)
Premium on early retirement of debentures                                         -         (1,364)                -
Loss on commodity and currency contracts (net of gains)                      (8,196)        (6,617)                -
Gain on sale of assets                                                        2,556         23,747               318
---------------------------------------------------------------------------------------------------------------------
Net (loss) earnings before taxes and other items                            (24,455)        18,146            (6,794)
Non-controlling interest                                                       (854)          (179)                -
Income tax provision (Note 17)                                               (3,285)        (2,753)                -
---------------------------------------------------------------------------------------------------------------------
Net (loss) income for the year                                          $   (28,594)$       15,214       $    (6,794)
=====================================================================================================================


Attributable to common shareholders:

Net (loss) income for the year                                          $   (28,594)    $   15,214       $    (6,794)
Accretion of convertible debentures                                            (129)        (2,871)           (3,534)
Early conversion premium on convertible debentures                                -         (8,464)                -
---------------------------------------------------------------------------------------------------------------------
Net (loss) income for the year attributable to common
 shareholders                                                           $   (28,723)    $    3,879       $   (10,328)
=====================================================================================================================

(Loss) earnings per share

Basic (loss) income per share                                           $     (0.$3)    $     0.06       $     (0.20)
Diluted (loss) income per share                                         $     (0.$3)    $     0.06       $     (0.20)

Weighted average shares outstanding:
   Basic                                                                 67,041,967      63,168,995       51,058,212
   Diluted                                                               67,041,967      65,268,137       51,058,212

                                                          See accompanying notes to consolidated financial statements


                                                                                                               2

Pan American Silver Corp.
Consolidated Statements of Shareholders' Equity For the year ended December 31,
2005, 2004, 2003 (in thousands of US dollars, except for amounts of shares)


                                                     Common Shares
                                                -----------------------  Convertible    Additional
                                                  Shares        Amount   Debentures   Paid in Capital   Deficit         Total
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                       43,883,454   $  161,108  $       -    $   1,327      $ (106,943)   $   55,492
   Issued on the exercise of stock options        1,385,502        9,312          -       (1,471)              -         7,841
   Issued on the exercise of share purchase
   warrants                                         100,943          509          -            -               -           509
   Stock-based compensation                          -                 -          -        2,871               -         2,871
   Issued for acquisition of subsidiary           7,636,659       54,203          -            -               -        54,203
   Fair value of stock options granted                    -            -          -        1,136               -         1,136
   Fair value of share purchase warrants                  -            -          -        8,889               -         8,889
   Issue of convertible debentures (Note 10)              -            -     63,201            -               -        63,201
   Convertible debentures issue costs
   (Note 10)                                              -            -          -            -          (3,272)       (3,272)
   Issued as compensation                             3,293           22          -            -               -            22
   Accretion of convertible debentures                    -            -      3,534            -          (3,534)            -
   Net loss for the year                                  -            -          -            -          (6,794)       (6,794)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                       53,009,851      225,154     66,735       12,752        (120,543)      184,098
   Issued on the exercise of stock options          785,095        9,437          -       (3,965)              -         5,472
   Issued on the exercise of share purchase
     warrants                                       544,775        1,965          -            -               -         1,965
   Stock-based compensation on granting of
     stock option                                         -            -          -        2,189               -         2,189
   Issued for cash, net of issue costs            3,333,333       54,820          -            -               -        54,820
   Accretion of convertible debentures                    -            -       2,871           -          (2,871)           -
   Issued on the conversion of convertible
     debentures                                   9,145,700       88,950     (8,973)           -          (8,464)       11,513
   Issued as compensation                            16,624          245          -            -               -           245
   Net income for the year (Restated Note 3)              -            -          -            -          15,214        15,214
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004 (Restated Note 3)     66,835,378      380,571        633       10,976        (116,664)      275,516
   Issued on the exercise of stock options          693,933        7,751          -       (1,403)              -         6,348
   Issued on the exercise of share purchase
     warrants                                         1,320           18          -           (5)              -            13
   Stock-based compensation on granting of
     stock option                                         -            -          -        1,460               -         1,460
   Issued to settle obligation                            -            -          -        2,100               -         2,100
   Accretion of convertible debentures                    -            -        129            -            (129)            -
   Other                                                  -            -          -          (11)              -           (11)
   Issued as compensation                            34,272          490          -            -               -           490
   Net  loss for the year                                 -            -          -            -         (28,594)      (28,594)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2005                       67,564,903   $  388,830   $    762    $  13,117      $ (145,387)   $  257,322
================================================================================================================================

                                                                                                                            3

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

                                                                            2005             2004              2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                        (Restated Note 3)

Operating activities
Net (loss) income for the year                                        $     (28,594)   $     15,214        $    (6,794)
Reclamation expenditures                                                     (1,528)         (1,347)               (61)
Items not affecting cash;
  Depreciation and amortization                                              13,095          10,869              3,325
  Future income taxes                                                          (816)             31                  -
  Asset retirement and reclamation accretion                                  2,329           1,315                303
  Non-controlling interest                                                      854             179                  -
  Debt settlement expenses                                                        -           1,208                  -
  Write-down of property, plant, and equipment                               29,666           2,460                  -
  Interest accretion on the convertible debentures                                2             366                595
  Stock-based compensation                                                    1,950           2,189              2,871
  Unrealized (gain) loss on commodity and currency contracts                   (268)          4,215                  -
  Gain on sale of assets                                                     (2,556)        (23,747)              (318)
  Changes in non-cash operating working capital (Note 13)                    (3,371)         (9,819)            (4,439)
---------------------------------------------------------------------------------------------------------------------------
Cash generated by (used in) operations                                       10,763           3,133             (4,518)
---------------------------------------------------------------------------------------------------------------------------

Investing activities
  Mining property, plant and equipment expenditures                         (59,638)        (17,043)           (18,327)
  Acquisition of net assets of subsidiary, net of cash                            -         (36,214)             2,393
  Proceeds from sale of assets                                                   50          23,747                318
  Proceeds from/(purchase of) short-term investments                         44,100           5,147            (74,925)
---------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                           (15,488)        (24,363)           (90,541)
---------------------------------------------------------------------------------------------------------------------------

Financing activities
  Proceeds from issuance of common shares                                     6,361          62,437              8,350
  Share issue costs                                                               -            (180)                 -
  Proceeds from convertible debenture                                             -               -             86,250
  Convertible debentures issue costs                                              -               -             (3,272)
  Convertible debentures payments                                               (38)        (13,565)                 -
  Proceeds from/(repayment of) short-term loans                                (652)        (13,308)             7,737
---------------------------------------------------------------------------------------------------------------------------
Cash generated by financing activities                                        5,671          35,384             99,065
---------------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents during the year                           946          14,154              4,006
Cash and cash equivalents, beginning of year                                 28,345          14,191             10,185
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                $      29,291    $     28,345        $    14,191
===========================================================================================================================

Supplemental Cash Flow Information (Note 14)
Interest paid                                                         $          38    $      2,663        $       561
                                                                      =====================================================
Taxes paid                                                            $       5,249    $      1,249        $       510
                                                                      ====================================================

                                                                See accompanying notes to consolidated financial statements


                                                                                                                      4

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


1.       Nature of Operations

Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the "Company", or "Pan American") are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation. The Company's primary product (silver) is produced in Peru, Mexico and Bolivia, along with project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2. Summary of Significant Accounting Policies

a) Basis of Presentation: The Company's consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which the Company has an interest. The United States dollar is the principle currency of measure in all the Company's operations. The Company prepares and files its consolidated financial statements in accordance with accounting principles generally accepted in Canada. Significant differences from United States generally accepted accounting principles are discussed in Note 18.

b) Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company and joint ventures, the most significant of which are presented in the following table:


                                                                                 Operations and
                                                  Ownership                   Development Projects
              Subsidiary               Location    interest      Status             Owned
  ---------------------------------------------------------------------------------------------------------
 Pan American Silver S.A.C.            Peru          100%     Consolidated     Quiruvilca Mine
 Compania Minera Huaron S.A.           Peru          100%     Consolidated     Huaron Mine
 Compania Minera Argentum S.A.         Peru         88.2%     Consolidated     Morococha Mine
 Plata Panamericana S.A. de C.V.       Mexico        100%     Consolidated     La Colorada Mine
 Minera Corner Bay S.A.                Mexico        100%     Consolidated     Alamo Dorado Project
 Compania Minera PAS Bolivia S.A.      Bolivia       55%      Consolidated     San Vicente Project
 Compania Minera Triton                Argentina     50%      Joint Venture    Manantial Espejo Project

         Inter-company balances and transactions have been eliminated in consolidation. Investments where the Company has a 50% ownership and funds its proportionate share of expenditures is accounted for using the proportionate consolidation method. Investments in corporate joint ventures where the Company has ownership of less than 50% and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c) Measurement Uncertainty: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include inventories, mineral property plant and equipment, investments, unrealized gains and losses on commodity contracts, provisions for asset retirement obligation and reclamation, and provisions for future income taxes.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


d) Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

         Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results).

         Third party smelting and refining costs are recorded as a reduction of revenue.

e) Derivatives and trading Activities: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company's future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. The Company recognizes mark-to-market valuations on open derivative positions through income at the end of each period.

f) Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor's. The Company's management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

g) Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year. These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities.

h) Inventories: Inventories include concentrate ore, dore, ore in stockpiles, processed silver and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and dore inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market. The Company has a limited amount of finished silver at a minting operation where coins depicting Pan American Silver Corp's emblem are stamped.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


i) Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations. Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.

j) Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

         Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property's potential is variable and is dependent on many factors including: location relative to existing infrastructure, the property's stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

         Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

k) Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resource ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company's performance could have a material effect on any impairment provision, and on the Company's financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


l) Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

         The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation. The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

         Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

m) Foreign Currency Translation: The Company's functional currency is the US dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

         The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method. Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

n) Stock-based Compensation Plans: The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, with vesting periods of up to four years and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

         The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Stock-based compensation expense is calculated using the Black-Scholes option pricing model or stock at market price.

o) Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section ("CICA 3465"), "Income Taxes", which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


p) Earnings (loss) per share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

         The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

         For convertible securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

         Potentially dilutive securities totaling 4,713,841 for the year ended December 31, 2005 (74,922, 574,641 and 4,064,278 shares arising from convertible debentures, outstanding and exercisable stock options and share purchase warrants, respectively) and 2,099,142 shares for the year ended December 31, 2004 (666,746 and 1,432,396 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

q) Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

r) Recently released Canadian accounting standards: In January 2005, the CICA issued Section 1530, "Comprehensive Income", Section 3251, "Equity",
Section 3855, "Financial Instruments - Recognition and Measurement", and Section 3865, "Hedges". The new standards increase harmonization with US GAAP and will require the following measures:

Financial assets will be classified as held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends, and is able, to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income. Available-for-sale financial assets will be recorded at fair value, with unrealized gains and losses reported in a new category in shareholders' equity, called "other comprehensive income". Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the Condensed Consolidated Balance Sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives' fair value will be reported in net income and substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivative's fair value will be initially recognized in other comprehensive income and the ineffectiveness will be recorded in the net income. The amounts temporarily recorded in other comprehensive income subsequently will be reclassified to net income in the periods net income is affected by the variability in the cash flows of the hedged item.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


The guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year. The Company has adopted these new standards on January 1, 2006.

3.       Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program. In the fourth quarter of 2005 it was concluded that the Company's accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships. As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period. In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled. The effects of the change in accounting treatment are summarized in the tables below:


                                             }  As Previously Reported    }     As Restated
                                             |        December 31         |     December 31
Consolidated Balance Sheets                  |           2004             |         2004
---------------------------------------------|----------------------------|-----------------------
                                             |                            |
Unrealized gain on commodity contracts       |  $                -        |  $          480
Prepaid and other                            |  $            1,684        |  $        1,211
Unrealized loss on commodity contracts       |  $                -        |  $        4,695
Deficit                                      |  $         (111,976)       |  $     (116,664)



                                             |   As Previously Reported   |       As Restated
                                             |     For the year ended     |    For the year ended
                                             |         December 31        |       December 31
Consolidated Statement of Operations         |              2004          |            2004
---------------------------------------------|----------------------------|-------------------------
                                             |                            |
Revenue                                      |  $          92,896         |  $       94,825
Mine operating earnings                      |  $          12,865         |  $       14,794
Loss on commodity contracts                  |  $               -         |  $       (6,617)
Net income for the period                    |  $          19,902         |  $       15,214
Adjusted  net income for the period          |                            |
   attributable  to common shareholders      |  $           8,567         |  $        3,879
Basic earnings per share                     |  $            0.14         |  $         0.06
Diluted earnings per share                   |  $            0.13         |  $         0.06

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


4.   Inventories

Inventories consist of:

                                             |        2005     |       2004
---------------------------------------------|-----------------|--------------
Concentrate inventory                        |  $    6,421     |  $    3,827
Direct smelting ore and stockpile ore        |       3,184     |       3,121
Dore and finished inventory                  |       3,101     |       2,168
Materials and supplies                       |       6,197     |       4,229
---------------------------------------------|-----------------|--------------
                                             |      18,903     |      13,345
Less: non-current direct smelting ore        |      (2,236)    |      (2,671)
---------------------------------------------|-----------------|--------------
                                             |                 |
                                             |  $   16,667     |  $   10,674
==============================================================================


The Company has entered into a contract with EMUSA, COMIBOL and Trafilgura (See
Note 6, San Vicente Property) which allows the Company to mine a limited amount of ore at the San Vicente property and process the ore though a nearby process plant. At December 31, 2005 the Company had built up a small stockpile of ore that will be processed though the plant in 2006. The carrying value of this ore in the amount of $0.5 million was recorded at the lower of cost or market.

Under an agreement with Volcan, relating to direct smelting ore, entered into in 2002 the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles. The Company has sold from the time of purchase to the end of December 31, 2005, 226,600 tonnes leaving approximately 373,400 tonnes remaining, at a carrying value of $2.5 million. The consideration paid was $4,500,000 and a one-third operating cash flow interest after the Company recovers $4,500,000 of operating costs, deemed taxes and interest on the acquisition cost. In December 2005, the Company recorded a charge against income of $676,000 (2004 - $61,000) relating to the operating cash flow interest.

Under a second agreement with Volcan, the Company has an option to acquire a 60 per cent interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending December 31, 2005. In the twelve-months following this three-year period, the Company may increase its interest to 100 per cent by paying Volcan $3,000,000 and granting Volcan a 7.0 per cent royalty on commercial production from the stockpiles. The Company carries this right to the stockpiles at December 31, 2005 at $304,000.

As at December 31, 2005, the Company has not incurred additional expenditures pursuant to this agreement.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


5.      Mineral Property, Plant and Equipment

Mineral property, plant and equipment consist of:

                                              December 31, 2005                    December 31, 2004
                                     ------------------------------------  -------------------------------------
                                        Cost     Accumulated   Net Book       Cost    Accumulated   Net Book
                                                Amortization    Value                 Amortization   Value
                                     ---------------------------------------------------------------------------

Morococha mine, Peru                $   34,137   $    (6,414) $   27,723   $   18,217  $   (2,099) $    16,118
La Colorada mine, Mexico (Note 6)       23,529             -      23,529       54,848      (5,261)      49,587
Huaron mine, Peru                       59,302       (19,537)     39,765       53,628     (16,039)      37,589
Quiruvilca mine, Peru                   20,558       (14,460)      6,098       25,601     (24,616)         985
San Vicente mine, Bolivia                  363           (56)        307            -           -            -
Other                                    3,213          (820 )     2,393          904        (536)         368
---------------------------------------------------------------------------------------------------------------
TOTAL                               $  141,102   $   (41,287) $   99,815   $  153,198  $  (48,551) $   104,647
===============================================================================================================


Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from three to twenty years or over relevant estimated reserves. Mine development costs are amortized over the estimated ore reserves.

Major categories of depreciable and depletable assets consist of:

                                                                           2005                2004
---------------------------------------------------------------------------------------------------------
Mineral properties                                                  $      21,569      $      13,847
Plant and equipment                                                        64,935             58,647
Mine development and other                                                 54,598             80,704
---------------------------------------------------------------------------------------------------------
                                                                           141,102            153,198
Less: Depletion and Depreciation                                          (41,287)           (48,551)
---------------------------------------------------------------------------------------------------------

                                                                    $      99,815      $      104,647
=========================================================================================================


6.       Write-Down of Mining Assets

Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties and investments. As a result, of this annual review in 2005, the Company recorded a write-down of carrying value of its La Colorada silver mine in Mexico totaling $29.7 million. Very high inflows of hot water, high pumping costs and difficult ground conditions are expected to render the deeper portion of the La Colorada mineralization unrecoverable, thus decreasing the mine's proven and probable ore reserves from 29.9 million contained ounces to 16.2 million contained ounces and measured and indicated resources from 2.8 million tonnes to 0.7 million tonnes. Mine asset impairment analyses were also performed on all of the Company's remaining properties and investments using an assumed silver price of $7.31. In 2005, 2004 and 2003, except for the mining assets discussed above, the Company determined that no write-down in the carrying value of mining properties and investments was required.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


7.      Construction in Progress and Investment and Non-Producing Properties

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of Construction in progress properties are as follows:

                           |   December 31, 2005    |    December 31, 2004
                           |    Net Book Value      |     Net Book Value
                           |------------------------|------------------------
Alamo Dorado, Mexico       | $            34,306    | $               -
 --------------------------|------------------------|------------------------
TOTAL                      | $            34,306    | $               -
=============================================================================

During 2005 the Company commenced construction of the Alamo Dorado Mine in Mexico. Construction costs are estimated to be $77.0 million. The Company has spent $33.9 million in construction costs. At December 31, 2005, total project commitments, including amounts spent, were $48.4 million. The Alamo Dorado Mine construction is scheduled to be complete with the mine commencing operations in the fourth quarter of 2006.

The carrying values of Non-producing properties are as follows:

                               |     December 31, 2005  |   December 31, 2004
                               |      Net Book Value    |     Net Book Value
                               |------------------------|-----------------------
Morococha, Peru                | $          31,052      | $        40,472
Manantial Espejo, Argentina    |             1,979      |           2,012
Alamo Dorado, Mexico           |            84,543      |          81,692
San Vicente, Bolivia           |             4,454      |             11
Other                          |             1,231      |           1,676
-------------------------------|------------------------|-----------------------
TOTAL                          | $         123,259      | $       125,863
================================================================================

Morococha, Peru

On August 26, 2004, the Company acquired a 80.7 per cent interest in Compania Minera Argentum S.A. ("Argentum"), which owns 70.0 per cent of the Morococha mine in central Peru, for $34,620,000 by way of a public offering for Argentum's common shares through the Lima Stock Exchange. The Company also acquired Compania Minera Natividad S.A. ("Natividad") for $1,500,000, which owns 30.0 per cent of the Morococha mine and holds numerous adjacent mineral concessions and a primary processing facility. Subsequent to the acquisition, the Company purchased an additional 2.0 per cent interest of Compania Minera Argentum by acquiring investment shares for $625,000.

The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

                                                                          As at
                                                                        June 30,
                                                                           2004
                                                                   -------------
Fair value of net assets acquired
      Current assets (including cash of $657,000)                  $      7,555
      Mineral property, plant and equipment                              16,745
      Non-producing properties                                           40,472
--------------------------------------------------------------------------------
                                                                         64,772
Less:
      Accounts payable and accrued liabilities                           (3,937)
      Provision for asset retirement obligation and reclamation          (8,618)
      Future income tax liability                                       (14,146)
      Non-controlling interest                                           (1,200)
--------------------------------------------------------------------------------
Total purchase price                                               $     36,871
================================================================================

Consideration paid is as follows:
         Cash                                                      $     36,120
         Acquisition costs                                                  751
--------------------------------------------------------------------------------
                                                                   $     36,871
================================================================================

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

During 2005, the Company has improved its understanding of the quality of the resource on these concessions and has upgraded a portion of the resource to proven and probable reserve. As this information becomes available, and our assessment of the resource is changed the company transfers the resource to proven and probable reserve, and an amount of initial purchase price allocated to the resource is moved from non-producing properties to mineral property at the same percentage as the upgrade of resource to proven and probable reserve based on a percentage of the initial value assigned at the purchase date. Transferred amounts are included in the depletable basis for mining operations prospectively.

Waterloo, USA

The Company holds a 100 per cent interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


Manantial Espejo, Argentina

On March 4, 2002, the Company acquired a 50.0 per cent interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources which holds the other 50.0 per cent. The purchase price consisted of 231,511 common shares of the Company valued at $1,250,000, cash of $662,433 and a subsequent payment of $100,000 to eliminate a 1.2 per cent Net Smelter Return ("NSR") royalty on the property. All acquisition costs have been capitalized while exploration costs have been charged to operations.

At December 31, 2005, the Company's share of the net liabilities of the joint venture was $212,000 (2004 - $58,000). During the year the joint venture expended approximately $4.8 million on exploration activities which was funded by the joint venture partners (approximately $2.4 million each).

San Vicente, Bolivia

On December 1, 2001, the Company and Comibol, a Bolivian state owned mining company, entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes of ore during the life of the contract. The Company received the greater of $13,000 per month, a 4 per cent NSR royalty or depending on metal prices, 20 - 30 per cent of net cash flow. The Company extended the contract with EMUSA to continue with small scale operations for an additional year, which concluded at the end of 2004.

During 2005 the Company has entered into new agreements with EMUSA and Trafigura AG, an arm's length concentrates trading company, for each to own 40% and 5% of Pan American Silver Corp's subsidiary Pan American Silver (Bolivia) S.A., respectively. The terms of the new agreement allows Pan American Silver (Bolivia) S.A. to mine ore and process it at the EMUSA plant into concentrate. The concentrate is then shipped and sold to Trafigura.

Dukat, Russia

On November 8, 2004 the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia for up to $43,000,000. The Company received $20,500,000 in cash and may receive up to $22,500,000 in contingent future payments. The future payments are to be made annually based on the yearly average silver price as follows:

              Average                             Amount
          Price of Silver                   of royalty payment
      -------------------------        -----------------------------
           $5.50 -  $6.00                          $500,000
           $6.00 -  $7.00                        $1,000,000
           $7.00 -  $8.00                        $2,000,000
           $8.00 -  $9.00                        $5,000,000
           $9.00 - $10.00                        $6,000,000
          $10.00 - and above                     $8,000,000


During 2005 the Company has recognized a gain of $2.0 million relating to the future payments based on the fact that the average silver price for the year was $7.31. The Company has attained written confirmation from the purchaser of the Dukat property of the amount of $2.0 million owing to the Company on or before December 28, 2006 and thus the Company believes that recording the gain is appropriate. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


8.       Other Assets

Other assets consist of:

                                                          2005            2004
--------------------------------------------------------------------------------
Long-term receivable                                $        -       $     138
Reclamation bonds                                          131             105
Other                                                      404             404
--------------------------------------------------------------------------------
                                                    $      535       $     647
================================================================================

9.       Current Liabilities

Account payable and accrued liabilities consist of:

                                                          2005            2004
--------------------------------------------------------------------------------
 Trade accounts payable                             $    15,962      $  12,153
 Payroll and related benefits                             3,258          4,196
 Income taxes                                               447          2,377
 Royalties                                                  123          1,259
 Provisions and other liabilities                         2,543            346
--------------------------------------------------------------------------------
                                                    $    22,333      $  20,331
================================================================================


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

The value of the Debentures was comprised of a $35,357,000 fair value of Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder's option to convert the principal balance into common shares. These components have been measured at their respective fair values on the date the Debentures were issued. The $23,049,000 fair value of the future interest payments was classified in shareholder's equity. Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures is charged to deficit and the periodic accretion of the future interest payments is charged to operations. For the year ended December 31, 2005, the Company recorded accretion of $129,000 (2004 - $2,871,000) related to the Debentures and $2,000 (2004 - $366,000)

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


accretion expense was charged to operations with a credit to the liability component of the Debentures.

During the period between April 7, 2004 and May 21, 2004 the Company offered an inducement (the "Offer") to the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures. Pursuant to this Offer, the Company issued 9,135,043 common shares and made cash payments totaling $11,213,000 to the holders of $85,431,000 principal amount of the Debentures. Debt settlement expenses of $1,311,000 for interest, professional and other fees have been charged to earnings and the conversion premium of $8,464,000 was charged to deficit.

At December 31, 2005, the balance outstanding on the Debentures was $717,000 (2004 - $717,000) and had a fair value of $1,426,830.

11.      Provision for Asset Retirement Obligation and Reclamation

The total undiscounted amount of estimated cash flows required to settle the Company's asset retirement obligations is $54.8 million (2004 - $41.0 million) which has been discounted using a discount rate of 7.5 per cent. Reclamation obligations at the La Colorada and Quiruvilca mines of $6.0 million and $20.1 million, respectively, are expected to be paid over the next six years. The remainder of the obligations are expected to be paid within the next fifteen years. The Company has not recorded a provision for reclamation or closure at the Company's 55 per cent owned San Vicente property as current mining activities have caused negligible disturbance to the property. Previous agreements with Comibol have indemnified the company for historical reclamation liabilities at this property. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

A summary of the Company's provision for asset retirement obligation and reclamation is presented below:

Balance at December 31, 2002                                    $       20,950
Reclamation expenditures                                                  (61)
Accretion                                                                  303
-------------------------------------------------------------------------------
Balance at December 31, 2003                                            21,192
Reclamation expenditures                                               (1,347)
Accretion                                                                1,315
Changes in estimates                                                     2,234
Amount arising from business acquisition                                 8,618
-------------------------------------------------------------------------------
Balance at December 31, 2004                                            32,012
Reclamation expenditures                                               (1,528)
Accretion                                                                2,329
Alamo Dorado Liability at December 31, 2005                                730
Changes in estimates                                                     5,835
-------------------------------------------------------------------------------
Balance at December 31, 2005                                    $       39,378
===============================================================================

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


12.      Share Capital and Stock Compensation Plan

The Company has a comprehensive stock compensation plan for its employees, directors and officers. The plan provides for the issuance of common shares and stock options, as incentives, to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis. The exercise price of each option shall be the weighted average trading price of the Company's stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company.

The Company has also recently adopted a long term incentive plan ("LTIP"), which provides for additional compensation to attract and retain senior managers essential to the future growth of the Company. The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company's common shares with a two year no trading legend. The options will be five year options which vest in three installments, one third commencing on the first anniversary of the grant date and one third on the second and third anniversary dates of the award. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan can be modified or suspended, at the discretion of the Compensation Committee. Any modifications to the LTIP require shareholders' approval.

a) Transactions concerning stock options and share purchase warrants are summarized as follows:

                                          Incentive                      Share Purchase
                                      Stock Option Plan                     Warrants                  Total
                                -------------------------------  --------------------------------
                                  Shares            Price          Shares            Price             Shares
                                ------------   -------------------------------------------------------------------
Year ended December 31, 2002      1,165,360  $           3.89        637,110  $            3.26      1,802,470
    Granted                       2,214,847  $    3.51 - 9.26      3,818,329  $            9.26      6,033,176
    Exercised                    (1,385,502) $    3.51 - 9.26       (100,943) $     5.00 - 9.26     (1,486,445)
    Cancelled                       (15,000) $           7.79              -                  -        (15,000)
                                ------------   ----------------  ------------   -----------------   --------------
                                  1,979,705  $           6.69      4,354,496  $            8.56      6,334,201
Year ended December 31, 2003

    Granted                         570,000  $  12.00 - 18.73              -                  -        570,000
    Exercised                      (785,095) $   4.16 - 13.73       (544,679) $     3.89 - 9.98     (1,329,774)
    Expired                          (1,036) $    7.70 - 9.98              -                  -         (1,036)
    Cancelled                       (80,000) $           8.14              -                  -        (80,000)
                                ------------   ----------------  ------------   -----------------   --------------
                                  1,683,574  $           9.90      3,809,817  $            9.98      5,493,391
Year ended December 31, 2004

    Granted                          87,000             16.12        255,781              16.91        342,781
    Exercised                      (693,933)             9.15         (1,320)              9.98       (695,253)
    Cancelled                       (26,000)            18.16              -                  -        (26,000)
                                ------------   ----------------  ------------   -----------------   --------------


                                ==================================================================================
Year ended December 31, 2005      1,050,641  $          10.88      4,064,278  $           10.71      5,114,919
==================================================================================================================

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------


For the year ended December 31, 2005, the total stock-based compensation expense recognized in the statement of operations was $1,460,000 (2004 - $2,189,000; 2003 - $2,871,000) on the portion of stock options that vested in the current year. During the year ended December 31, 2005, 693,933 common shares were issued for proceeds of $6.4 million in connection with the exercise of options. Also during 2005 the Company recognized $0.1million of stock-based compensation expense for options issued during 2005. The Company used as its assumptions for calculating expense a discount rate of 3.4%, volatility of 55.6, 42.0, and 41.0 per cent for expected lives of 3.0, 2.3, and 1.5 years, respectively, and an exercise price of Cdn $18.80 per share.

The fair value of the 2004 and 2003 stock-based awards were determined using an option pricing model assuming no dividends were paid, a three-year weighted average volatility of the Company's share price of 58.5 per cent and 58.0 per cent, respectively, weighted average expected life of 2.8 years and 3.5 years, respectively and weighted average annual risk free rate of 3.80 per cent and
4.03 per cent, respectively. The average value produced by the model was $4.04 per option for 2004 and $2.74 per option in 2003.

b) Long Term Incentive Plan

On January 3, 2006 the Company awarded 14,387 shares of common stock with a two year holding period and granted 175,992 options under this plan. The Company used as its assumptions for calculating expense a discount rate of 3.85%, volatility of 29.68, 36.0, and 38.0 per cent for expected lives of 1.5, 2.25, and 3.0 years, respectively, and an exercise price of Cdn $22.04 per share. The Company recognized $0.4 million of expense relating to this LTIP award during the year ended December 31, 2005.

c) Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2005:

                                    Options Outstanding                      Options Exercisable
                    ---------------------------------------------------- ----------------------------
                       Number
                    Outstanding      Weighted Average        Weighted       Number        Weighted
    Range of            as at            Remaining             Average   Exercisable as     Average
 Exercise Prices      December       Contractual Life        Exercise     at December     Exercise
                      31, 2005           (months)              Price       31, 2005         Price
------------------ --------------- ---------------------  ------------------------------ ------------
      $4.29              175,000            58.49         $      4.29        175,000          4.29
  $7.63 - $8.77          417,333            25.17                8.29        237,333          8.43
 $10.29 - $16.25         243,308            42.30               14.47         37,308         10.85
 $16.58 - $19.63         215,000            38.90               17.22        145,000         17.37
                    --------------- ---------------------  ------------------------------   ----------
                       1,050,641            37.50         $     10.88        594,641          9.54
                   =============== =====================  ============================== ============

d) Share purchase warrants

On September 15, 2005 the Company issued 255,781 share purchase warrants to International Finance Corporation ("IFC") as settlement for the cancellation of an obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years from the date of issue.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------

As at December 31, 2005 there were warrants outstanding that allow the holders to purchase 3,808,497 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

During the year, 1,320 common shares were issued for proceeds of $13,000 in connection with the exercise of outstanding warrants.

13.      Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:


                                                       ----------------- ---------------- ---------------
Changes in non-cash working capital items                       2005              2004            2003
---------------------------------------------------------------------------------------------------------
Accounts receivable                                    $      (1,585)    $     (13,970)   $     (2,348)
Inventories                                                   (4,838)            2,652          (1,975)
Prepaid expenses                                                (724)              124           1,908
Accounts payable and accrued liabilities                       4,466             5,207          (3,761)
Advances for metal shipments                                    (652)           (3,884)          2,378
Current portion of non-current liabilities                      (390)               -             (641)
Severance, indemnities and commitments                           352                52              -
---------------------------------------------------------------------------------------------------------
                                                       $      (3,371)    $      (9,819)   $     (4,439)
=========================================================================================================


14.      Supplemental Cash Flow Information


                                                                  ---------------------------------------
                                                                       2005          2004        2003
---------------------------------------------------------------------------------------------------------


Shares issued on conversion of convertible debentures             $       -      $    88,950    $      -
Exchange of mineral property for marketable securities                    -              404           -
Shares issued for compensation expense                                   490              -            -
Shares issued for acquisition of subsidiary                               -               -         54,203
Share purchase warrants issued on cancellation of obligation            2,100             -            -
Share purchase warrants issued on acquisition of subsidiary               -               -          8,889
Stock options granted on acquisition of subsidiary                        -               -          1,136



15.      Segmented information

Substantially all of the Company's operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru and Bolivia.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
--------------------------------------------------------------------------------

Segmented disclosures and enterprise-wide information are as follows:


                                                    For the year ended December 31, 2005
                                   -------------------------------------------------------------------------
                                        Mining & Development
                                      -------------------------   Investment and
                                        Mexico        Peru         exploration     Corporate       Total
------------------------------------------------------------------------------------------------------------
Revenue from external customers    $     21,645    $   99,809    $          947   $       -     $   122,401
Investment and other income        $          6    $      276    $        2,000   $       367   $     2,649
Loss on commodity and foreign
  currency contracts               $        -      $      -      $          -     $    (8,196)  $    (8,196)
Interest and financing expenses    $        -      $     (307)   $          -     $      (187)  $      (494)
Exploration                        $         (2)   $     (691)   $       (2,364)  $      (640)  $    (3,697)
Depreciation and amortization      $     (5,145)   $   (7,705)   $          (72)  $      (173)  $   (13,095)
Net income (loss) for the year     $    (32,257)   $   13,392    $       (3,004)  $    (6,725)  $   (28,594)
Property, plant and equipment
  Capital expenditures             $      5,453    $   15,727    $       39,318   $      (860)  $    59,638
Segment assets                     $     31,012    $  147,383    $      134,398   $    49,487   $   362,280


                                                For the year ended December 31, 2004 (Restated)
                                     -----------------------------------------------------------------------
                                        Mining & Development
                                      -------------------------   Investment and
                                        Mexico        Peru         exploration     Corporate       Total
------------------------------------------------------------------------------------------------------------

Revenue from external customers    $    11,938     $    84,401   $          -     $    (1,514)  $    94,825
Gain on sale of assets                      -            3,583           20,164           -          23,747
Investment and other income        $        10     $       213   $          822   $     1,293   $     2,338
Loss on commodity and foreign
  currency contracts                        -              -                -          (6,617)       (6,617)
Interest and financing expenses    $      (229)    $      (304)  $          -     $      (365)  $      (898)
Exploration                        $       (84)    $      (172)  $       (3,582)  $       -     $    (3,838)
Depreciation and amortization      $    (3,788)    $    (7,055)  $          -     $       (26)  $   (10,869)
Net income (loss) for the year     $    (5,245)    $    18,271   $       17,358   $   (15,170)  $    15,214
Property, plant and equipment
  Capital expenditures             $     6,378     $     8,943   $           10   $        36   $    15,367
Segment assets                     $    55,702     $   136,432   $       87,611   $    90,341   $   370,086


                                                   For the year ended December 31, 2003
                                    ------------------------------------------------------------------------
                                        Mining & Development
                                      -------------------------   Investment and
                                        Mexico        Peru         exploration     Corporate       Total
------------------------------------------------------------------------------------------------------------

Revenue from external customers     $       -      $    45,214   $          -     $       (92)  $   45,122
Gain on sale of assets                      -              -                -             318          318
Investment and other income         $       -      $      (402)  $          581   $       317  $       496
Interest and financing expenses     $       -      $      (561)  $          -     $      (595) $    (1,156)
Exploration                         $     (172)    $      (202)  $       (2,063)  $      (106) $    (2,543)
Depreciation and amortization       $       -      $    (3,306)  $          -     $       (19) $    (3,325)
Net income (loss) for the year      $     (172)    $       638   $       (1,483)  $    (5,777) $    (6,794)
Property, plant and equipment
  Capital expenditures              $   11,436     $     5,467   $          -     $        41  $    16,944
Segment assets                      $   47,501     $    57,254   $       86,656   $    88,472  $   279,883


Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------


                                                Revenue                          Net capital assets
                                --------------------------------------------  ---------------------------
                                       2005          2004           2003          2005           2004
---------------------------------------------------------------------------------------------------------
Peru                            $      99,809     $   84,401    $   45,214     $  105,281     $  93,659
Canada                                      -         (1,514)          (92)           190            57
Mexico                                 21,645         11,938           -          142,258       133,581
United States                               -            -             -            1,198         1,194
Argentina                                   -            -             -            3,691         2,012
Bolivia                                   947            -             -            4,762             7
---------------------------------------------------------------------------------------------------------
Total                           $     122,401     $   94,825    $   45,122     $  257,380    $  230,510
=========================================================================================================


Investment and other income                                   2005          2004          2003
---------------------------------------------------------------------------------------------------
Revenue from third parties                                 $        -     $     813    $     563
Investment income, net                                          2,239         1,334          403
Power credits                                                       -           109           36
Other revenue and expenses                                        410            82         (506)
---------------------------------------------------------------------------------------------------
Total                                                      $    2,649     $   2,338    $     496
===================================================================================================


16.      Severance Indemnities and Other Commitments


                                                               2005               2004
---------------------------------------------------------------------------------------
Severance indemnities                                   $       218        $       569
Employee benefits liability                                     855                927
Other provisions and non-current liabilities                    998                788
---------------------------------------------------------------------------------------
                                                              2,071              2,284
Less current portion                                           (177)              (742)
---------------------------------------------------------------------------------------
Total                                                   $     1,894        $     1,542
=======================================================================================



The Company has an obligation to its Peruvian employees for severance indemnities. At December 31, 2005 the obligation amounted to $0.2 million (2004
- $0.6 million) and the current portion of this obligation amounted to $0.1 million (2004 - $0.2 million).

At December 31, 2005, the Company has accrued a $0.9 million (2004 - $0.9 million) liability for unpaid 1997 to 2000 hospital and social security taxes. The amount outstanding accrues interest at 6 per cent per annum and is to be repaid over a ten-year period ending in 2012. A portion of this liability amounting to $0.1 million (2004 - $0.1 million) is reflected in current liabilities.

As at December 31, 2005, the Company has provisions and other non-current liabilities totaling $1.0 million (2004 - $0.8 million) of which $Nil (2004 - $0.4 million) is current.

As at December 31, 2005, the Company has outstanding commitments of approximately $15.0 million for capital expenditures at the Alamo Dorado and Manantial Espejo projects.

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

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------


17.      Income Taxes

The recovery of income taxes differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:


                                                                   2005           2004             2003
                                                                                (Restated)
                                                                                 (Note 3)
--------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                     34.87%         35.6%            37.6%
Recovery (provision) of income taxes computed at statutory
  rates                                                           $    9,123    $   (6,460)       $   2,653
Non-deductible expenses                                                 (680)         (779)          (1,088)
Effect of tax benefits not previously recognized                       3,613         5,511               -
Effect of write-down not recognized in the period                     (8,307)            -               -
Effect of lower tax rates in foreign jurisdictions                    (1,771)        6,244              (98)
Tax benefit not recognized in the period that the loss arose          (5,263)       (7,269)          (1,467)
--------------------------------------------------------------------------------------------------------------
                                                                  $   (3,285)   $   (2,753)       $      -
==============================================================================================================


The tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities have been determined and are set out in the following table: The Company has recorded a valuation allowance against the value of certain potential tax assets for which the timing and likelihood of realization is uncertain.


                                                                              2005              2004
---------------------------------------------------------------------------------------------------------
Excess of tax value of capital assets over book value                     $     10,841     $    7,626
Excess book value of liability over tax value                                   13,622          9,541
Capital losses and other                                                         5,130          5,130
Canadian resource pools                                                          2,689          2,689
Operating loss carryforwards                                                    23,301         25,022
---------------------------------------------------------------------------------------------------------
Total future income tax asset                                                   55,583         50,008
Less: valuation allowance                                                     (40,479)        (34,005)
---------------------------------------------------------------------------------------------------------
Net future income tax asset                                                     15,104         16,003
Excess of book value of capital assets over tax value                         (47,500)        (49,215)
---------------------------------------------------------------------------------------------------------
Net future income tax liability                                           $   (32,396)     $  (33,212)
=========================================================================================================


Income taxes consist of:

                                                                      2005          2004         2003
---------------------------------------------------------------------------------------------------------
Income taxes - current                                           $     (4,101)  $  (2,723)     $    -
Income taxes - future                                                     816         (30)          -
---------------------------------------------------------------------------------------------------------
Provision for income taxes                                       $     (3,285)  $  (2,753)     $    -
=========================================================================================================


Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------



At December 31, 2005 the Company had the following loss carry forwards available for tax purposes:


                                                                 Amount           Expiry
--------------------------------------------------------------------------------------------
Canada                                                      $    36,270,633       2006-2011
Peru                                                              5,655,606       2006-2007
Cyprus                                                           15,043,000       Indefinite
Mexico                                                           22,924,750       2006-2014
Argentina                                                         1,243,369       2006-2009
Bolivia                                                           1,465,098       Indefinite
=============================================================================================


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


                                                                      December 31, 2005
                                                      ---------------------------------------------------
                                                             Total          Total        Shareholder's
Consolidated Balance Sheets                                 assets        liabilities        Equity
---------------------------------------------------------------------------------------------------------

Reported under Canadian GAAP                              $   362,280    $   104,958     $    257,322
Amortization of non-producing property (a)                     (1,700)          (595)          (1,105)
Increase in depletion expense (c)                              (5,846)        (2,081)          (3,765)
  Reclassify convertible debentures (e)                             -            633             (633)
  Net effect on convertible debentures adjustments (b)             10              -               10
---------------------------------------------------------------------------------------------------------

Reported under US GAAP                                    $   354,744    $    102,915    $     251,829
=========================================================================================================


                                                            December 31, 2004 (Restated - Note 3)
                                                      ---------------------------------------------------
                                                             Total          Total          Shareholder's
Consolidated Balance Sheets                                 assets        liabilities         Equity
---------------------------------------------------------------------------------------------------------

Reported under Canadian GAAP                              $   370,086    $     94,570    $     275,516
Amortization of non-producing property (a)                     (1,700)           (595)          (1,105)
Deferred exploration (a)                                       (1,825)              -           (1,825)
Increase in depletion expense (c)                              (2,551)           (765)          (1,786)
  Reclassify convertible debentures (e)                             -             633             (633)
  Net effect on convertible debentures adjustments (b)             15               2               13
---------------------------------------------------------------------------------------------------------
Reported under US GAAP                                    $   364,025    $     93,845    $     270,180
=========================================================================================================


Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------



                                                              December 31, 2005
---------------------------------------------------------------------------------------------------------
                                                                    Additional
   Consolidated Statement of              Common     Convertible       Paid
     Shareholder's Equity                 Shares     Debentures     in Capital   Deficit        Total
---------------------------------------------------------------------------------------------------------

Reported under Canadian GAAP            $  388,830   $     762      $  13,117   $  (145,387)  $  257,322
Deferred exploration (a)                         -           -              -        (1,105)      (1,105)
  Reclassify convertible debentures(b)           -        (762)             -           129         (633)
  Debt issue costs (b)                           -           -          3,273        (3,259)          14
  Amortization of debt issue costs (b)           -           -              -            (4)          (4)
 Increase in depletion expense (c)                                                   (3,765)      (3,765)
---------------------------------------------------------------------------------------------------------
Reported Under US GAAP                  $  388,830   $       -      $  16,390   $  (153,391)  $  251,829
=========================================================================================================


                                                  December 31, 2004 (Restated - Note 3)
---------------------------------------------------------------------------------------------------------
                                                                    Additional
   Consolidated Statement of              Common     Convertible       Paid
     Shareholder's Equity                 Shares     Debentures     in Capital   Deficit        Total
---------------------------------------------------------------------------------------------------------

Reported under Canadian GAAP            $  380,571   $     633      $  10,976   $  (116,664)  $   275,516
Amortization of mineral property (a)             -           -              -        (1,105)       (1,105)
Increase in depletion expense (c)                                                    (1,786)       (1,786)
Deferred exploration (a)                         -           -              -        (1,825)       (1,825)
Net effect on convertible debenture
  adjustments (b)                                -           -              -            13            13
Reclassify convertible debentures (b)            -        (633)             -             -          (633)
----------------------------------------------------------------------------------------------------------
Reported under US GAAP                  $  380,571   $       -      $  10,976   $  (121,367)  $   270,180
==========================================================================================================


                                                   December 31, 2003 (Restated - Note 18(d))
---------------------------------------------------------------------------------------------------------
                                                                    Additional
   Consolidated Statement of              Common     Convertible       Paid
     Shareholder's Equity                 Shares     Debentures     in Capital   Deficit        Total
---------------------------------------------------------------------------------------------------------

Reported under Canadian GAAP            $  225,154   $  66,735      $  12,752   $  (120,543)  $   184,098
Amortization of mineral property (a)             -           -              -        (1,105)       (1,105)
Deferred exploration (a)                         -           -              -        (1,993)       (1,993)
Reclassify convertible debentures (b)            -     (66,735)             -         3,534       (63,201)
Debt issue costs (b)                             -           -              -         3,272         3,272
Net effect on convertible debenture
  adjustments (b)                                -           -              -        (1,292)       (1,292)
Loss on commodity contracts(e)                   -           -              -        (1,515)       (1,515)
Amortization of debt issue costs (b)             -           -              -          (453)         (453)
-----------------------------------------------------------------------------------------------------------
Reported under US GAAP                  $  225,154   $       -      $  12,752   $  (120,095)  $   117,811
===========================================================================================================


Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------



                                                                         December 31, 2005
                                                         ---------------------------------------------------
Consolidated statement of operations                            2005            2004             2003
------------------------------------------------------------------------------------------------------------

Net (Loss) income reported under Canadian GAAP           $      (28,594)     $    15,214      $    (6,794)
Amortization of mineral property (a)                                  -                -           (1,105)
Increase in depletion expense (c)                                (3,765)          (1,786)               -
Deferred exploration (a)                                          1,825             (168)               -
  Unrealized gain on marketable securities (f)                      228             (741)              80
  Loss on commodity contracts (e)                                     -            1,515           (1,515)
  Net effect on convertible debentures adjustments (b)                -          (13,243)          (1,292)
  Amortization of debt issue costs (b)                               (4)          (2,804)            (454)
------------------------------------------------------------------------------------------------------------
Net loss reported under US GAAP                          $      (30,310)     $    (2,013)     $   (11,080)
============================================================================================================


Consolidated Statements of Operations                            2005           2004            2003
(Under US GAAP)                                                               (Restated      (Restated
                                                                               Note 3)        Note 18(d))
------------------------------------------------------------------------------------------------------------
Revenue                                                      $   122,401     $  94,825     $     45,122
Expenses
   Operating                                                      87,648        69,162           39,778
    General and Administrative                                     6,936         6,241            5,625
    Depreciation, depletion, and amortization (a)(c)              18,941        13,588            5,025
    Reclamation                                                    2,329         1,315              303
    Exploration                                                    3,697         3,838            2,542
    Premium on early retirement of debt (b)                            -        13,534                -
    Write-down of assets                                          27,841         2,460                -
----------------------------------------------------------------------------------------------------------
                                                                 147,392       110,138           53,274
----------------------------------------------------------------------------------------------------------
Loss before the undernoted                                       (24,911)      (15,313)          (8,152)
Interest and other income (f)                                      2,877         1,597              894
Interest expense                                                    (494)       (1,971)          (2,448)
Loss on commodity and foreign currency contracts (d)              (8,196)       (5,102)          (1,515)
Amortization of debt issue costs (b)                                  (4)       (2,804)            (454)
Gain on sale of assets                                             2,556        23,747                -
-----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes & non-controlling interest     (28,252)          154          (11,675)
Income tax (provision) recovery(c)                                (1,204)       (1,988)             595
Non- controlling interest                                           (854)         (179)               -
-----------------------------------------------------------------------------------------------------------
Net income (loss) for the year                               $   (30,310)    $  (2,013)    $    (11,080)
===========================================================================================================

Basic & fully diluted earnings (loss) per share              $     (0.45)    $   (0.03)    $      (0.22)

Weighted average number of common shares outstanding
Basic                                                         67,041,967    63,168,995       51,058,212
Fully diluted                                                 67,041,967    63,168,995       51,058,212


a)       Mineral Property Expenditures

         i) Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------



continuing benefit of such expenditures. The Company expenses exploration costs unless such activities expand the reserve base at one of the Company's operations or relates to a property on which the Company has completed a positive economic study. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. This GAAP difference had no effect on any periods presented and has a cumulative effect of $1,993,000 (prior to depletion). During the year ended December 31, 2005 the Company has written down the carrying amount of these exploration costs (see Note 6), therefore depletion under US GAAP would have been $Nil during 2005 (2004 - $168,000 and 2003-$Nil).

         ii) Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations. Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights. This resulted in the Company recording amortization of $1,700,000 during 2003 (2002-$Nil) with respect to mining rights acquired in 2003. The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04-02, "Whether Mineral Rights are Tangible or Non-Tangible Assets". The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. The Company has adopted this new guidance with effect from 2004 on a prospective basis. The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1,700,000 ($1,105,000 net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.

b)       Convertible debentures

In May 2003, FASB Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" was issued. This Statement requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatorily redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook
Section 3860. Application of this section results in the accounting as described in Note 9 in the Company's consolidated financial statements for the year ended December 31, 2003, with the principle component of the debenture being treated as equity. Under US GAAP, liabilities at December 31, 2005 would increase by $633,000 (December 31, 2004 - $633,000) and shareholders' equity would decrease by a corresponding amount. Debt issue expenses of $3,273,000 would be reclassified from shareholders' equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures. During 2005 debt issue costs were $9,000. During 2004 the company converted a majority of the convertible debentures, which gave rise to a higher amortization of debt issue costs of $2,804,000.

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

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------



c)       Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only. During 2005 the Company calculated an increase of depletion of $5,846,000 (2004 - $2,551,000 and 2003 - $Nil), with a corresponding increase to accumulated depletion. In addition, future income tax liability would decrease by $2,081,000 (2004 - $765,000 and 2003 $Nil), with a corresponding decrease to income tax expense.

d)       Commodity and Foreign Currency contracts.

Under U.S. GAAP and effective January 1, 2004, under Canadian GAAP (with the adoption of Accounting Guideline - "Hedging Relationships" ("AcG13") and Emerging Issues Committee 128, "Accounting for Trading, Speculative or Non-Hedge Derivative Financial Instruments" ("EIC128")), metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, prior to January 1, 2004, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, prior to January 1, 2004, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative adjustment on January 1, 2004 required on adoption of AcG13 and EIC128 were recorded on the balance sheet, with a corresponding deferred debit, which will be recognized in Sales revenue on the originally intended delivery dates.

This GAAP difference results in the elimination of deferred loss on commodity contracts (asset) of $1,515,000, and an increase in net loss and deficit of $1,515,000 at December 31, 2004 and for the year ended.

e)       Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in a no difference in the financial position, results of operations or cash flows of the Company for the years presented.

f)       Other comprehensive income

The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gain and loss are included in determination of OCI. The impacts of available-for-sale securities for the years ended December 31, 2005, 2004 and 2003 are included in the following table:

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------



                                                       2005             2004               2003
                                                ---------------------------------------------------------
Net loss under US GAAP                          $     (26,545)     $      (1,272)    $      (11,080)
Unrealized gain (loss) on available securities           (228)               741                (80)
---------------------------------------------------------------------------------------------------------
Comprehensive net loss under US GAAP            $     (26,773)     $        (531)    $      (11,160)
=========================================================================================================



g)       Recent accounting pronouncements


In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," which revised SFAS No. 123, "Accounting for Stock-Based Compensation. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is January 1, 2006. The Company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by the Company is permissible under both Canadian and US standards.

In March 2005, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment," which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact.

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"--an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2005, 2004, 2003
(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)
-------------------------------------------------------------------------------



In May 2005, the FASB issued SFAS Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 ("APB 20") and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we have adopted this standard on January 1, 2006. We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

In June 2005, the FASB issued Staff Position Paper ("FSP") 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We have adopted this standard as of January 1, 2006, and do not anticipate that the implementation of this statement will have a significant impact on our results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.

19.      Fair value of financial instruments

Derivatives

At December 31, 2005, the Company had sold forward 13,400 tonnes of zinc at a weighted average price of $1,551 per tonne ($0. 704 per pound). At December 31, 2005 the cash offered prices for zinc was $1,907 per tonne and the mark-to-market value of the Company's zinc forward contracts at that date was a negative $4.3 million.

The Company has purchased Mexican Pesos ("MXN") 203 million settling between January 2006 and June 2006 at an average MXN/USD exchange rate of 11.26. At December 31, 2005, the spot exchange rate for MXN/USD was 10.65 and the positive mark to market value of the Company's position was $0.9 million.

At December 31, 2005 the Company had fixed the price of 900,000 ounces of its fourth quarter's silver production contained in concentrates, which is due to be priced in January and February of 2006 under the Company's concentrate contracts. The price fixed for these ounces averaged $8.31 per ounce while the spot price of silver was $8.83 per ounce on December 31, 2005.

Concentration of Credit Risk

In 2005, the Company's ten customers (2004 and 2003 - six customers) accounted for 100 percent of concentrate and dore sales revenue. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

20.      Subsequent event

On March 22, 2006, the Company announced that it has entered into an agreement to acquire the remaining 50% interest in the Manantial Espejo silver project in Argentina from Silver Standard Resources Inc. for 1.95 million common shares of Pan American. The closing of the transaction is subject to regulatory approval and all shares issued will be subject to a four month hold period.

Manantial Espejo (on a 100% basis) contains 34.8 million ounces of silver and 509,000 ounces of gold in proven and probable reserves and a further 2.8 million tonnes containing 114 grams per tonne silver and 2.35 grams per tonne gold in measured and indicated resources. Pan American completed a feasibility study for the development of Manantial Espejo in February, 2006. The Company has received clearance on March 23, 2006 from the Province of Santa Cruz on the Environmental Impact Assessment that it filed in November 2005 and intends to proceed with the development and construction of the mine.

                                                                 Document No. 3

Management's Discussion and Analysis of Financial Condition and
Results of Operations
March 20, 2006

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

This MD&A reflects the effects of the restatement on the consolidated financial statements for the year ended December 31, 2004 related to the Company's accounting of derivative instruments. Please see Note 3 of the audited consolidated financial statements for discussion on this matter.

This MD&A is comprised of the following sections: The "Overview of 2005" provides an analysis of Pan American's financial results and operating performance. A detailed analysis of each mine's operating performance in 2005 and our forecasts for 2006 are also provided in this section, together with a reconciliation of our consolidated cash and total costs per ounce of silver to the cost of sales reported in our consolidated statement of operations. The "Liquidity and Capital Resources" section describes our current financial condition and discusses our expected capital and liquidity requirements for 2006 and beyond. The "Critical Accounting Policies and Estimates" section identifies those accounting estimates that have the largest impact on the financial presentation. The "Risks and Uncertainty" section discusses the risks associated with Pan American's business and our risk management programs to mitigate such risks. Finally, in the "Outlook" section we discuss the status of Pan American's development projects and the metal markets, into which we sell our products.

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

Overview of 2005

Financial Results

Net loss after tax for 2005 was $28.6 million, compared to net income after tax for 2004 of $15.2 million. The net loss for 2005 includes a non-cash impairment charge of $29.7 million, which resulted from the Company's decision to write down the carrying value of the La Colorada mine. Pan American's decision to write-down a portion of the La Colorada mine was based on its impairment evaluations, which consist of comparing each asset's carrying value with its estimated undiscounted future net cash flows. Where those cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value. The persistent operating challenges at La Colorada, primarily poor ground conditions, increasing dewatering requirements and related costs and a decrease in the reserve and resource as a result of a new geological interpretation were the major reasons for estimated future performance being below expectations established in the feasibility study. Other significant items included in income in 2005 were a loss on commodity and foreign currency contracts of $8.2 million (of which $3.9 million was unrealized), and a gain on the sale of the Company's interest in Dukat for $2 million. Included in the net income for 2004 were several unusual items including the gain on the sale of the Company's interest in Dukat for $20.1 million, the gain on the sale of surplus land at Quiruvilca for $3.6 million, loss on commodity and foreign currency contracts of $6.6 million (including $4.2 million of unrealized losses), the write-off of $2.5 million of obsolete assets and premium on early retirement of debt of $1.4 million.

Revenue in 2005 was $122 million, an increase of 29 per cent relative to 2004 revenue. The average price for all of the metals that the Company produces increased in 2005 compared to 2004. The average silver and lead prices increased 10 per cent, the average zinc price increased 31 per cent and the average copper price increased 28 per cent. In addition to higher realized prices for our products, the Company also significantly increased its production of metals. The Company achieved a 12 per cent increase in silver production, together with 10 per cent and 15 per cent increases in the production of zinc and copper respectively, partially offset by an 8 per cent decrease in lead production. The production increases were primarily a result of a full year of ownership of the Morococha mine, which was acquired with effect from July 1, 2004.

Cost of sales in 2005 were $87.6 million, an $18.5 million increase from the operating costs recorded in 2004. Accounting for approximately $12.9 million of the increase is the fact that the Morococha mine was owned for the full year in 2005 compared to only 6-months of ownership in 2004. Peruvian workers' participation and Volcan Minera S.A. de C.V's ("Volcan") interest in the Pyrite Stockpile operation, which together totaled $1.9 million in 2005 (as compared to $1.0 million of such costs in 2004), were also significant factors contributing to the increase in cost of sales over last year. In addition, the Company has experienced the effects of industry-wide escalations in major cost items, such as energy, freight, local currencies and labor in 2005.

Depreciation and amortization expense of $13.1 million was $2.2 million higher in 2005 than 2004. A full year of ownership of Morococha accounted for $2.0 million of this increase.

Mine operating earnings, defined as revenue less operating expenses and depreciation and amortization increased by 47 per cent in 2005 from $14.8 million in 2004 to $21.7 million primarily as a result of the acquisition of the low-cost Morococha mine and the improved prices the Company received for the metals we produced.

General and administrative costs, including stock based compensation increased by $0.7 million from 2004 to $6.9 million, reflecting increased staffing costs, a stronger Canadian dollar against the US dollar and increased travel costs. Included in general and administrative expenses was stock-based compensation of $2.0 million (2004 - $2.2 million), which until the fourth quarter of 2004 had been reported as a separate item on the Company's consolidated statement of operations.

Exploration expenses in 2005 were $3.7 million, similar to exploration expenses incurred in 2004. The exploration expenses recorded in 2005 primarily represented the costs associated with the preparation of a feasibility study at the Company's Manantial Espejo joint venture project and exploration drilling at Morococha, while 2004's expense related mostly to work at Manantial Espejo and due diligence expense associated with the Company's business development activities.

Asset retirement and reclamation expenses for 2005 increased to $2.3 million from $1.3 million incurred in 2004. These costs are related to the accretion of the liability that the Company has recorded with respect to its mining operations by adopting CICA Handbook Section 3110 - "Accounting for Asset Retirement Obligations" as at December 31, 2003. The Company increased its estimated closing liability at Quiruvilca and La Colorada during the year, and recognized a closure liability at Alamo Dorado triggered by construction activities. The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.

Investment and other income for 2005 totaled $2.6 million and was primarily made up of interest generated by the Company's short-term investment portfolio. The Company also recognized a gain on sale of assets of $2.6 million in 2005, consisting of $2 million owing under the terms of sale of our interest in the Dukat mine in 2004, which is payable in December 2006, and $0.6 million for the gain on the sale of obsolete equipment.

Interest expense in 2005 of $0.5 million, which was primarily made up of financing and transactional charges, compared to $0.9 million incurred in 2004. The decrease from the prior year was as a result of the conversion of 99 per cent of the 5.25 per cent convertible unsecured senior subordinated debentures (the "Debentures") and other debt prepayments in April and May 2004.

Income tax provision for 2005 amounted to $3.3 million compared to $2.8 million in 2004, which was the first year that the Company was taxable in Peru. A higher current income tax expense resulted from greater taxable income being generated by our Peruvian operating subsidiaries in 2005 than in 2004, primarily due to a stronger price environment. The current income tax expense for 2005 was partially reduced by a $0.8 million reversal of the provision for future income taxes.

The table below sets out the quarterly results, expressed in thousands of US dollars, for the past 12 quarters, together with select balance sheet information for the prior three years.


------------------------------------- ------------------------------------------------------------------ -------------------
                                                         Quarters Ended (unaudited)                         Years Ended
------------------------------------- ------------------------------------------------------------------ -------------------
                2005                      March 31          June 30         Sept. 30          Dec.31           Dec. 31
------------------------------------- ---------------- ---------------- ---------------- --------------- -------------------
Revenue                                 $     29,086   $      25,358    $      30,086    $     37,871    $       122,401
Mine operating earnings*                $      3,488   $       4,526    $       4,961    $      8,683    $        21,658
General & Administrative                $     (1,563)  $      (1,751)   $      (2,065)   $     (1,557)   $        (6,936)
Exploration                             $     (1,424)  $        (885)   $        (545)   $       (843)   $        (3,697)
Write-down of properties                $          0   $           0    $           0    $    (29,666)   $       (29,666)
Net income/(loss) for the period        $     (4,223)  $       4,971    $         172    $    (29,514)   $       (28,594)
Net income/(loss) per share             $      (0.06)  $        0.07    $        0.00    $      (0.44)   $         (0.43)
                                      ---------------- ---------------- ---------------- ---------------
Other financial information:
----------------------------
Total Assets                                                                                              $      362,280
Total long-term financial liabilities                                                                     $       77,592
Total Shareholders Equity                                                                                 $      257,322

------------------------------------- ---------------- ---------------- ---------------- --------------- -------------------
                2004                     March 31          June 30         Sept. 30          Dec.31           Dec. 31
------------------------------------- ---------------- ---------------- ---------------- --------------- -------------------
Revenue                                 $     15,708    $     21,179     $     27,916    $     30,022       $     94,825
Mine operating earnings*                $      2,395    $      2,640     $      6,357    $      3,402       $     14,794
General & Administrative                $       (803)   $     (1,202)    $       (934)   $     (3,302)      $     (6,241)
Exploration                             $       (528)   $     (1,137)    $     (1,213)   $       (960)      $     (3,838)
Net income (loss) for the period        $     (2,023)   $      3,352     $        358    $     13,527       $     15,214
Net income/(loss) per share             $      (0.08)   $      (0.09)    $       0.01    $       0.21       $       0.06
                                      ---------------- ---------------- ---------------- ---------------
Other financial information:
----------------------------
Total Assets                                                                                                $    370,086
Total long-term financial liabilities                                                                       $     68,279
Total Shareholders Equity                                                                                   $    275,516

------------------------------------- ---------------- ---------------- ---------------- --------------- -------------------
                2003                     March 31          June 30         Sept. 30          Dec.31           Dec. 31
------------------------------------- ---------------- ---------------- ---------------- --------------- -------------------
Revenue                                 $      7,822    $     12,553     $     11,890    $     12,857       $     45,122
Mine operating earnings*                $        (78)   $        758     $      1,258    $         81       $      2,019
General & Administrative                $       (401)   $       (582)    $       (565)   $     (4,077)      $     (5,625)
Exploration                             $       (496)   $       (492)    $       (600)   $       (955)      $     (2,543)
Net income (loss) for the period        $     (1,573)   $     (1,156)    $     (1,225)   $     (2,840)      $     (6,794)
Net income/(loss) per share             $      (0.03)   $      (0.02)    $      (0.10)   $      (0.05)      $      (0.20)
                                      ---------------- ---------------- ---------------- ---------------
Other financial information:
----------------------------
Total Assets                                                                                                $    279,883
Total long-term financial liabilities                                                                       $     73,137
Total Shareholders Equity                                                                                   $    184,098

----------------------------------------------------------------------------------------------------------------------------


Notes
*Mine operating earnings/(loss) is equal to revenue less operating expenses less depreciation and amortization The Company did not declare or pay any dividends during the periods under review.


Revenue recognition from quarter to quarter can vary significantly, depending on the timing of shipments of our concentrates, which is primarily produced at all our Peruvian mines. Shipping delays were the main reason behind the uneven revenue between the first and second quarters in both 2003 and 2004, and between the first and second half of 2005. The acquisition of Morococha is the primary reason why revenue increased in the second half of 2004.

For the fourth quarter of 2005, the Company recorded a net loss after tax of $29.5 million, primarily as a result of the $29.7 million non-cash write down of the La Colorada mine, partially offset by the $2.0 million gain recorded relating the amount receivable under the terms of the sale of our interest in Dukat. The Company generated mine operating earnings of $8.7 million in the fourth quarter of 2005, a 75 per cent increase from the mine operating earnings generated in the third quarter of 2005 and significantly higher than the $3.4 million of mine operating earnings generated in the fourth quarter of 2004. Cash costs per ounce averaged $4.48 (a non-GAAP measure) in the fourth quarter of 2005, which was 3% lower than the costs per ounce recorded in the comparable period of 2004. Pan American produced 3,242,771 ounces of silver in the fourth quarter of 2005, which was a new quarterly record.

The net income after tax for 2004 was $15.2 million, compared to the net loss for 2003 of $6.8 million. Included in the net loss for 2003 was $2.9 million related to recognition of stock option compensation expenses, of which $2.1 million was for stock options granted in 2003, relating to 2002 performance. The operating results improved considerably in 2004 as compared to 2003 as a result of the improving price environment for metals that the Company produces and continued cost reductions, particularly at the Quiruvilca mine.

In 2004, revenue was more than double that in 2003 as a result of an increase in the average price for all of the metals that the Company produces, coupled with a 29 per cent increase in silver production. Operating costs were $29.4 million more in 2004 than 2003 primarily due to the acquisition of Morococha and La Colorada achieving commercial production on January 1, 2004. Depreciation and amortization expense increased for the same reasons and also increased as a direct result of the Company's adoption of CICA Handbook Section 3110 - "Accounting for Asset Retirement Obligations", which required the Company to write up its asset values by $8.2 million as at December 31, 2003. The amortization of these higher asset values on a unit of production basis has resulted in an increased depreciation charges. General and administrative costs were $ 0.6 million higher in 2004 compared to 2003 due to the costs associated with recruitment of several new senior staff, increases in legal expenses relating to the early conversion offer to the Debenture holders and the strengthening of the Canadian dollar against the US dollar.

Operating Performance

In 2005, the Company achieved a 12 per cent increase in silver production, together with 10 per cent and 15 per cent increases in the production of zinc and copper, respectively, while lead production decreased by 8 per cent. Increased silver, zinc and copper production were primarily achieved through the acquisition of the Morococha mine and an improvement in the operating performance at La Colorada.

The following table sets out select historic and 2006 forecast consolidated operating information. The Company's 2006 budget and the resultant forecast numbers contained in this MD&A were based on the following price assumptions: silver: $7.25 per ounce, zinc: $1,500 per tonne ($0.68 per lb), lead: $850 per tonne ($0.39 per lb), copper: $3,700 per tonne ($1.68 per lb) and gold: $475 per ounce.


----------------------------------------------------------------------------------------------------------
                                         2006 Forecast       2005             2004             2003
----------------------------------------------------------------------------------------------------------
Production
Silver ounces                             14,137,743        12,529,417      11,182,030        8,641,914
Zinc tonnes                                   43,510            37,421          34,086           31,797
Lead tonnes                                   17,279            15,410          16,694           18,990
Copper tonnes                                  3,937             3,931           3,426            3,143
Costs
Cash cost per ounce                     $       4.43     $        4.38    $       4.17     $       4.21
Non-cash cost per ounce                 $       1.49     $        1.34    $       1.14     $       0.52
Total Cost per ounce                    $       5.92     $        5.72    $       5.30     $       4.73
----------------------------------------------------------------------------------------------------------


Silver and base metal production in 2005 fell short of Management's expectations of 13.6 million ounces due primarily to the delay in production from San Vicente, the operating performance of the Huaron mine and the reduction in demand at the Pyrite Stockpiles. The Company had expected to produce approximately 735,000 ounces from San Vicente in 2005 at a total cost of under $2.50 per ounce. However due to the protracted negotiations with Comibol, the Bolivian state owned mining company and EMUSA, a Bolivian mining company , Pan American only recommenced processing ore on a toll basis at a nearby facility in mid-October, producing only 81,000 ounces at San Vicente and making it impossible for the Company to meet its production target in 2005. At Huaron, production of silver and particularly base metals fell short of Management's expectations due to historically low metal grades and recoveries, which are expected to improve in 2006. Silver production at the Pyrite Stockpile operation was negatively impacted by the reduced demand from the purchaser, Doe Run Peru, during 2005. Since demand for this material is not controlled by Management, production from the Pyrite Stockpile is difficult to forecast.

Consolidated cash costs per ounce in 2005 of $4.38 were higher than Management's forecast by approximately $0.25 per ounce. Stronger local currencies, higher Peruvian workers' profit participation and the effects of industry-wide escalations in energy, freight and labor costs all contributed to higher cash and total cost per ounce over the previous year. Huaron's higher than expected costs per ounce together with less than expected production from the low-cost San Vicente and Pyrite Stockpile operations contributed to the increase in our average consolidated cash and total costs per ounce in 2005. Partially off-setting these higher than expected operating costs were higher than expected by-product credits from base metal revenues due to a better than expected price environment in 2005.

Consolidated production in 2006 is forecast at 14.1 million ounces of silver, a 13 per cent increase as compared to 2005. The planned increase is primarily due to restarting sulphide production at La Colorada and commencing production at Alamo Dorado.

Base metal production is also expected to increase in 2006 over 2005's production. Zinc production is budgeted to increase by 16% in 2006 due to increased zinc grades and recoveries at Huaron and Quiruvilca and increased production at San Vicente. Higher lead production from both Huaron and Quiruvilca combined with the restart of the sulphide mine at La Colorada are expected to result in an 12% increase in overall lead production. Copper production is expected to be similar to the copper production in 2005.

Consolidated cash costs per ounce of silver, net of by-product credits, are forecast to remain similar to 2005's cash costs of $4.43 per ounce as cost reductions at Huaron are likely to be offset by increases in costs at Quiruvilca and Morococha.

An analysis of each mine's operating performance in 2005 measured against historical performance follows, together with Management's forecasts for each operation's performance in 2006.

Morococha mine

Pan American acquired an 81 per cent interest in the Morococha mine with effect from July 1, 2004 and has subsequently purchased an additional 7 per cent interest. Morococha was immediately accretive to production, cash flow and earnings and was Pan American's most profitable mine in 2005. Morococha generated $2.2 million and $10.4 million of mine operating earnings in the second half of 2004 and in 2005, respectively. Mining and milling rates increased by 10 per cent in 2005, resulting in a corresponding increase in silver production rates, relative to 2004. Zinc and lead production rates increased by one-third due to the increased mining and milling rates coupled with increases in base metal grades and recoveries.

The following table sets out the production and cost data for the second half of 2004, full year of 2005, together with Management's forecasts for 2006:


       ---------------------------------------------------------------------------------------
                                               2006 Forecast         2005           2H 2004
       ---------------------------------------------------------------------------------------

       Tonnes Milled                               530,194           467,521         212,172

       Silver ounces                             2,853,365         2,736,393       1,259,451
       Zinc tonnes                                  17,263            15,689           5,902
       Lead tonnes                                   5,490             5,875           2,186
       Copper tonnes                                 1,065               925             538
       Tonnes Shipped
         Zinc concentrate                           34,248            34,404          13,613
         Lead concentrate                           11,118            11,369           4,416
         Copper concentrate                          4,615             3,994           2,399

       Cash cost per ounce                     $      2.86      $       2.61     $      4.47
       Non-cash cost per ounce                 $      1.67      $       1.74     $      1.69
       Total Cost per ounce                    $      4.53      $       4.36     $      6.16
       -----------------------------------------------------------------------------------------

Morococha exceeded Management's forecasts of tonnage, grades and recoveries in 2005, resulting in significantly higher than expected production of silver, lead and especially zinc. The investments in mine infrastructure and development generated better than expected results and allowed milling rates to increase 6 per cent more than expected. Morococha's cash cost per ounce in 2005 was expected to be $3.46, however better than expected operating performance and higher than expected by-product credits resulted in an actual cash cost of $2.61 per ounce.

Tonnes milled at Morococha in 2006 are expected to increase by 14% over 2005 tonnage, enabling the mine to reduce the production costs per tonne over 2005 costs by 4%. The higher tonnage milled combined with better zinc and lead recoveries, offset by lower expected head grades, is expected to result in higher silver, zinc and copper production, but lower lead production than 2005. We anticipate a 12% increase in cash costs per ounce due to lower silver and zinc grades and increases in operating costs for labor and electricity.

The primary objectives at Morococha in 2006 are to increase proven and probable reserves by continuing the extensive exploration drilling program that was commenced shortly after the mine was purchased in 2004. In addition, the Company intends to continue its program of extensive investment at Morococha in order to improve efficiencies, increase mining and milling rates, improve safety systems and prepare for long term expansion. Capital expenditures at Morococha in 2006 are expected to total $16.7 million.

Huaron mine

The Company's largest silver producing mine in 2005, Huaron produced 10 per cent fewer ounces of silver and 26 per cent less base metals compared to 2004 as a result of lower ore grades and base metal recoveries. However, the mine still generated mine operating earnings of $4.8 million in 2005.

The following table sets out Management's forecasts for Huaron in 2006 and historical production and cost data.


--------------------------------------------------------------------------------------------------------
                                         2006 Forecast         2005             2004             2003
--------------------------------------------------------------------------------------------------------
Tonnes Milled                                639,881           639,849         635,845          605,790

Silver ounces                              3,692,510         3,690,786       4,080,737        4,365,061
Zinc tonnes                                   12,908            11,701          15,041           18,855
Lead tonnes                                    8,012             6,774          10,569           14,246
Copper tonnes                                  1,641             1,689           1,754            1,332
Tonnes Shipped
  Zinc concentrate                            25,121            23,110          34,314           34,819
  Lead concentrate                            17,361            16,162          20,253           27,602
  Copper concentrate                           6,710             7,470           7,030            5,687

Cash cost per ounce                     $       4.70      $       5.12    $       3.79     $       4.09
Non-cash cost per ounce                 $       1.22      $       1.21    $       1.26     $       0.77
Total Cost per ounce                    $       5.92      $       6.34    $       5.05     $       4.85
--------------------------------------------------------------------------------------------------------


Production of silver and particularly base metals in 2005 fell short of Management's forecasts due to lower than expected metal grades and recoveries and lower than planned tonnes milled. Huaron had forecast production of 4.2 million ounces of silver, 17,033 tonnes of zinc, 9,392 tonnes of lead and 2,051 tonnes of copper in 2005. As a consequence of lower silver production and by-product credits, actual cash costs in 2005 were higher than forecasted by 21 per cent at $5.12 per ounce.

In 2006, Huaron plans to mine and process at approximately the same rate as in 2005. Management expects silver production to be similar to that achieved in 2005, but expects higher zinc and lead production as a result of improvements in grades and recoveries. Metallurgical control at Huaron will continue to be the key challenge in 2006. Operating costs are expected to increase by 3% in 2006 as compared to 2005, however, cash costs per ounce are expected to decrease over the 2005 forecast due mainly to larger base metal by-product credits resulting from higher base metal production and prices.

Approximately $7.6 million of capital spending is expected at Huaron in 2006 as the mine starts the investment necessary to access reserves below the 250 level, which will be the most important mining area in years to come.

Quiruvilca mine

In August of 2003, Quiruvilca closed the high-cost North Zone and reduced monthly tonnage processed from approximately 45,000 tonnes to approximately 30,000 tonnes. Since then, the mine has processed higher-grade ore and decreased its operating costs to the point where it generated $6.1 million and $9.5 million in mine operating earnings in 2005 and 2004, respectively. Quiruvilca produced less silver, zinc and lead in 2005 compared to 2004, due to the fact that it milled 5 per cent less tonnage and ore grades were slightly lower.

The following table sets out Management's forecasts for Quiruvilca in 2006 and historical production and cost data.


---------------------------------------------------------------------------------------------------------
                                         2006 Forecast         2005             2004             2003
---------------------------------------------------------------------------------------------------------
Tonnes Milled                                362,842           362,192         381,237          442,093

Silver ounces                              2,030,942         2,234,565       2,530,869        2,493,908
Zinc tonnes                                   11,042             9,697          11,709           12,509
Lead tonnes                                    3,157             2,761           3,803            4,361
Copper tonnes                                  1,189             1,307           1,081            1,811
Tonnes Shipped
  Zinc concentrate                           198,717            17,921          19,657           27,481
  Lead concentrate                             5,846             3,226          11,048            6,425
  Copper concentrate    ]                       6,247             6,681           6,268            7,938

Cash cost per ounce                     $       4.30      $       4.11      $     3.75     $       5.23
Non-cash cost per ounce                 $       0.62      $       0.56      $     0.28     $       0.19
Total Cost per ounce                    $       4.92      $       4.67      $     4.03     $       5.42
----------------------------------------------------------------------------------------------------------


Production of all metals at Quiruvilca fell slightly short of Management's forecasts in 2005 primarily because tonnes milled were lower than expected due to the delay in the installation of a conveyor system to transport both ore and waste from the key 340 level of the mine. Silver production in 2005 was forecast to be 2.3 million, however actual production fell 4 per cent below the forecast. Despite lower than forecast silver production in 2005, actual cash cost per ounce were $4.11 per ounce compared to forecast cash costs of $4.26 per ounce due to better than expected by-product credits.

Cash costs per ounce are projected to increase by 8% at Quiruvilca due to lower silver production as a result of lower grades and higher operating costs of labor and electricity. Higher expected costs should be offset somewhat by the higher base metal by-product credits expected from increased base metal production and prices compared with 2005.

A total of $1.5 million capital is planned for 2006, primarily to develop the mine down to the 400 level. An additional $1.4 million is also planned for reclamation expenditures at Quiruvilca.

Pyrite Stockpiles

Pan American acquired the right to mine and sell certain stockpiled ore from Volcan in November 2002. Following is a table showing historic and forecast production and cost information.


----------------------------------------------------------------------------------------------------------
                                         2006 Forecast       2005             2004             2003
----------------------------------------------------------------------------------------------------------
Tonnes Sold                                   56,520            61,499          79,451           62,255
Silver ounces                                648,737           692,381         961,869          790,803

Cash cost per ounce                     $       1.78      $       1.82       $    0.19     $       0.07
Non-cash cost per ounce                 $       0.00      $       0.00       $    0.00     $       0.00
Total Cost per ounce                    $       1.78      $       1.82       $    0.19     $       0.07
----------------------------------------------------------------------------------------------------------

In 2005, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, decreased by 23 per cent compared to the tonnage purchased in 2004. Our agreement with Volcan entitles them to a one-third interest in net operating cash flow from the Pyrite operation, beginning in December 2004, which was the reason for the increased cash cost per ounce in 2005. As a direct result of Volcan's interest, the higher the price of silver, the higher the cash cost per ounce at the Pyrite operation. Since the average silver price in 2005 exceeded Management's expectations, the actual cost per ounce of $1.82 exceeded Management's forecast of $1.44 per ounce.

In 2006, Management expects that 56,500 tonnes of ore will be sold to Doe Run Peru, with cash costs per ounce remaining similar to those incurred in 2005.

San Vicente mine

Pan American has been developing the San Vicente mine in Bolivia under agreements with Comibol and EMUSA since December 2001. Based on the expenditures made by EMUSA during the small scale mining operations and feasibility work, EMUSA has earned a 45 per cent interest in the mine, with Pan American retaining the other 55 per cent.

The following table sets out Management's forecasts for San Vicente in 2006 assuming that agreements are reached with EMUSA and COMIBOL to allow the operation to continue small-scale mining beyond March 2006, together with production and cost data for 2005. In 2004, the mine was operated by EMUSA and the Company accounted for its interest in San Vicente as an investment for that period.


           ----------------------------------------------------------------------------------
                                                2006 Forecast        2005             2004
           ----------------------------------------------------------------------------------
           Tonnes Milled                             36,112           10,109          27,017
           Silver ounces                            278,698           80,991         313,029
           Zinc tonnes                                1,554              334           1,312
           Copper tonnes                                 39               10              53

           Cash cost per ounce                 $       3.50     $       1.24
           Non-cash cost per ounce             $       0.33     $       0.00
           Total Cost per ounce                $       3.83     $       1.24
           ----------------------------------------------------------------------------------


San Vicente contributed 80,991 ounces of silver to Pan American's account during 2005, well below the 313,029 ounces contributed in 2004, and below Management's expectation of 735,441 ounces for 2005. Mining activities at San

Vicente only restarted in early July as a result of delays in the negotiations with Comibol and EMUSA. The Company stockpiled ore at San Vicente until toll milling began in October at a nearby facility. Cash costs per ounce of $1.24 in the fourth quarter were well below Management's forecast of $2.05 per ounce due to larger than expected by-product credits.

In 2006, Pan American expects to continue a small-scale operation, which will utilize a mill owned by EMUSA while the Company completes an evaluation of the potential to build a 600 tonne per day plant located on the San Vicente mine site.

La Colorada mine

The La Colorada mine commenced commercial production for accounting purposes on January 1, 2004, after completing a $20 million expansion. La Colorada's performance has been below feasibility estimates due to a combination of events: difficult ground conditions which have slowed both development and mining, increased dewatering requirements and areas of high clay refractory ore which have negatively impacted recoveries and mill throughput. A revised mining and processing plan was developed and implemented in the second half of 2004 to address these issues. The primary component of the new plan was to switch to a more selective narrow vein mining method, which decreased tonnes of ore mined but substantially increased ore grades. While the revised mine plan has improved the safety record and operating performance of La Colorada, the mine continued to generate mine operating losses of $2.5 million and $1.3 million in 2004 and 2005, respectively.

The following table sets out Management's forecasts for La Colorada in 2006 and historical production and cost data for 2005 and 2004. Prior to 2004, all revenue and expense items were capitalized and added to the carrying value


-------------------------------------------------- ---------------- ---------------- ----------------
                                    2006 Forecast       2005             2004             2003
-------------------------------------------------- ---------------- ---------------- ----------------

Tonnes Milled                           284,000           211,854         171,155           99,115
Silver ounces                         4,050,544         3,094,301       2,036,075          992,142
Zinc tonnes                                 588                 0             122              433
Copper tonnes                               621                 0             136              383

Cash cost per ounce                $       5.44      $       5.63     $      6.26
Non-cash cost per ounce            $       1.95      $       1.90     $      1.91
Total Cost per ounce               $       7.39      $       7.52     $      8.17
-----------------------------------------------------------------------------------------------------


In 2005, although La Colorada processed slightly fewer tonnes than Management had forecasted, silver grades exceeded expectations, resulting in silver production of 3.1 million ounces, which was 8 per cent higher than forecast. Actual cash costs of $5.63 per ounce were within 2 per cent of Management's forecast.

In 2006, Management anticipates restarting the sulphide mine and plant at La Colorada, resulting in an expected increase in silver production of nearly 1 million ounces. The sulphide plant is expected to process 250-tonnes per day after April 2006.

Cash costs per ounce in 2006 are expected to decline slightly over 2005's costs as a result of processing more tonnage with higher silver grades, however combined oxide and sulphide plant silver recoveries are expected to decline and the cost of mining in recently dewatered zones is expected to increase.

Capital expenditures at La Colorada in 2006 are expected to be $3.2 million, comprised mostly of expenditures related to restarting the sulphide mine and plant, which Management expects to have an 18-month payback period.

Cash and Total Costs per Ounce of Silver (Non-GAAP Measures)

Taking effect from the first quarter of 2005, the Company changed its method for calculating cash and total costs per ounce of silver. In the past, these calculations were based on produced ounces, as set out on page 11 of the Consolidated Financial Statements for the year ended December 31, 2004. The Company now calculates its cash and total costs per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. Throughout this MD&A, costs per ounce for 2004 and 2003 have been recalculated on the same basis to ensure that the comparables are consistent with this new method.

The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company's mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2005, 2004 and 2003.


Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)                                             2005             2004            2003
-------------------------------------------------------------------------------------------------------------------

Cost of Sales                                                     $     87,648      $     69,162     $    39,778
Add / (Subtract)
Smelting, refining, & transportation charges                            37,736            26,948          24,771
By-product credits                                                     (78,025)          (54,911)        (39,179)
Mining royalties & worker's participation                                  372              (514)              0
Change in inventories                                                    1,975              (553)          1,516
Other                                                                    1,395             1,696           1,454
Minority interest adjustment                                            (1,018)           (1,091)              0
-------------------------------------------------------------------------------------------------------------------
Cash Operating Costs                                   A                50,082            40,737          28,341
Add / (Subtract)
Depreciation & amortization                                             13,095            10,869           3,325
Asset retirement & reclamation                                           2,329             1,315             303
Change in inventories                                                      943               (56)              0
Other                                                                     (360)             (612)           (150)
Minority interest adjustment                                              (632)             (386)              0
-------------------------------------------------------------------------------------------------------------------
Total Costs                                            B                65,458            51,867          31,819

Payable Silver Production (oz.)                        C            11,435,604         9,780,675       6,732,244
-------------------------------------------------------------------------------------------------------------------

Cash Costs per ounce                              (A*$1000)/C     $       4.38      $       4.17     $      4.21
Total Costs per ounce                             (B*$1000)/C     $       5.72      $       5.30     $      4.73


Liquidity and Capital Resources

Cash and cash equivalents plus short-term investments balance at December 31, 2005 was $55.3 million, which was a decrease of $42.8 million from the balance at December 31, 2004. The decrease in funds, together with cash generated by operating activities of $10.8 million and financing activities of $5.7 million were used for resource property expenditures totaling $44.2 million and for investments in mineral property, plant and equipment totaling $15.4 million.

Cash flow provided by operations in 2005 was $10.8 million, which was significantly higher than the $ 3.1 million generated by operations in 2004 (changes in working capital items absorbed $3.4 million in 2005 compared to $9.8 million in 2004).

Financing activities in 2005 included the issuance of shares for cash of $6.4 million and a net repayment of short term concentrate advances of $0.7 million. Financing activities in 2004 included the issuance of shares for net proceeds of $62.4 million, the prepayment of bank loans of $13.0 million, prepaid interest on the Debentures of $11.2 million pursuant to the terms of the early conversion offer, and Debenture interest payments of $2.4 million.

Investing activities in 2005 consisted of construction expenditures at Alamo Dorado of $35.5 million, and property plant and equipment expenditures at Morococha, La Colorada, Huaron and Quiruvilca of $8.4 million, $5.5 million, $4.5 million and $2.3 million, respectively. The Company also invested $1.7 million into equipment at both Manantial Espejo and at San Vicente. Included in investing activities in 2005 was the liquidation of $44.1 million of the Company's short-term bond portfolio and other investments. Investing activities in 2004 included investments in mineral property, plant and equipment, including the purchase of Morococha of $53.3 million plus the proceeds from the sale of our interest in Dukat and surplus land at Quiruvilca of $23.7 million and the sale of short-term investments of $5.1 million.

Working capital at December 31, 2005 was $74.8 million, a reduction of $35.2 million from the prior year-end's working capital of $110 million. The reduction in working capital was due to the $42.8 million decrease in cash and cash equivalents plus short-term investments and an increase in current liabilities of $1.1 million, partially off-set by increases in accounts receivables, inventories, prepaids and derivative assets totaling $8.7 million.

Working capital at December 31, 2004 was $110 million, an increase of $28 million from the end of 2003. The improvement was due largely to the $18.2 million increase in accounts receivable, the $9.0 million increase in cash plus short-term investments, a $4.1 million increase in inventories and a net $1.1 million reduction in current liabilities.

During the third quarter of 2005, the Company issued 255,781 warrants to the International Finance Corporation ("IFC") in exchange for the termination of past and future obligations relating to production from the La Colorada mine. Each warrant issued entitles the IFC to purchase one common share of Pan American at a price of US$ 16.91 over a five-year period. These warrants were negotiated with the IFC during the second quarter of 2005 and issued as settlement of the Company's obligation to the IFC with a fair value of $2.1 million

Capital resources at December 31, 2005 amounted to shareholders' equity of $257.3 million. At the date of this MD&A, the Company had issued 67,687,211 shares.

Pan American plans capital expenditures in 2006 of up to $120 million, including $43.2 million for the completion of Alamo Dorado and $46.9 million of construction expenditures at Manantial Espejo. In addition to these project construction expenditures, the Company plans to spend $16.6 million on development and upgrades to infrastructure at the Morococha mine while rehabilitation work and capital to deepen the mine at Huaron is expected to amount to $7.6 million. Assuming a positive decision to build a mill at San Vicente in the first quarter of 2006, capital requirements for that mine are anticipated to be $7 million in 2006. Capital requirements at La Colorada and Quiruvilca are expected to be approximately $3.1 million, and $1.5 million, respectively. In addition to these capital expenditures, the Company anticipates reducing reclamation liabilities through concurrent reclamation spending at Quiruvilca of $1.4 million and at Morococha of $0.9 million. Non-cash working capital balances are expected to increase by $3 million from the levels as of the end of 2005 due to the start-up of operations at Alamo Dorado.

Based on the Company's financial position at December 31, 2005 and the $19.5 million of operating cash flows that are expected in 2006, the Company's liquid assets are sufficient to discharge liabilities as they come due, however only partially sufficient to fund planned project development and sustaining capital expenditures in 2006. As of the date of this MD&A, the Company is reviewing financing alternatives for the planned capital expenditures described above.

The Company does not expect the impact of inflation to have a material effect on the Company's financial position, operational performance or cash flows over the next twelve months.

Other than as disclosed elsewhere in the audited consolidated financial statements for 2005 and 2004, and the related notes thereto, the Company's only contractual obligation at the end of 2005 was $0.7 million remaining for the Debentures, which are due in 2009. The Company does not anticipate annual interest payments related to the Debentures to be material over the next four years. The Company does not have any off-balance sheet arrangements or commitments other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes.


Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) property, plant and equipment, (ii) provision for reclamation and closure,
(iii) future income tax provision (iv) stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company's consolidated financial statements for a description of all of the significant accounting policies.

Property, plant and equipment are the most significant assets of the Company, representing $260.1 million at December 31, 2005. This amount represents the capitalized expenditures related to the acquisition, exploration and development of mineral deposits.

Construction costs on development projects are capitalized until the mine is substantially complete and ready for production. The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense. Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations. These evaluations consist of comparing each asset's carrying value with the estimated undiscounted future net cash flows. Where those cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value. In 2005, the Company wrote-down the asset carrying value of the La Colorada mine by $29.7 million to $23.3 million. Each mine's impairment analyses were performed using the average silver fixing price of 2005, which was $7.31 per ounce as the long-term silver price assumption. Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty. If silver prices fall below $7.31 per ounce or some of the other assumptions prove inaccurate, additional material asset impairment charges may be required in the future.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. Accordingly, at December 31, 2005 the expected fair value of future site restoration costs for the La Colorada, Morococha, Huaron and Quiruvilca mines was estimated using a discount rate of
7.5 per cent at $ 39.4 million (2004 - $32.0 million). This estimate was increased in 2005 as a result of accretion of the liability of $2.3 million, the recognition of a $0.7 million liability at Alamo Dorado and revisions to the expected site restoration costs at the Quiruvilca and La Colorada mines of $3.2 million and $1.1 million, respectively. The reclamation provision was reduced in 2005 by $1.3 million of closure expenditures. In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of about $2.5 million and the annual accretion of the liability for future site restoration costs of about $2.2 million.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2003 fiscal year, Pan American adopted CICA Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders' Equity section of the balance sheet. In 2005, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions - no dividends were paid, a weighted average volatility of the Company's share price of 46 per cent, a weighted average annual risk free rate of 3.45 per cent and an expected life of 2.7 years. The resulting weighted average option valuation was $5.39 per share for a total expense related to stock options in 2005 of $1.5 million (2004 - $2.2 million, 2003 - $2.9 million). The charge to the Company's income statement is incorporated as part of the general and administrative expenses.

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships ("AcG-13"). AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting. In the fourth quarter of 2005 it was concluded that the Company's accounting for its forward contracts for the sale of base metals (lead and zinc),its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13. As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004. Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period. In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled. For further discussion on the impact of this change in accounting treatment, please refer to Note 3 of the audited consolidated financial statements.


Risks and Uncertainties

Metal Price and Currency Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The following pie graph's reflect the respective contribution to Pan American's consolidated revenue from the various metals it produces and by operation, according to the 2006 budget.

                               [GRAPHIC OMITTED]

The Company's revenues are directly dependent on metal prices that have shown extreme volatility and are beyond the Company's control. The following table illustrates the effect of changes in silver and zinc prices on anticipated adjusted revenue for 2006, after taking into account the Company's forward sales commitments for zinc:


                                               Zinc prices
                --------------------------------------------------------------------------
                              $      1,500    $      1,750   $      2,000   $       2,250
                --------------------------------------------------------------------------
                 $   7.00     $    142,777    $    145,226   $    147,674   $     150,123
    Silver       $   7.50     $    149,414    $    151,862   $    154,310   $     156,759
    prices       $   8.00     $    156,050    $    158,498   $    160,946   $     163,395
                 $   8.50     $    162,686    $    165,134   $    167,538   $     170,031
                 $   9.00     $    169,322    $    171,770   $    174,219   $     176,667
                 $   9.50     $    175,958    $    178,406   $    180,855   $     183,303
                --------------------------------------------------------------------------


Consistent with the Company's mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts. At December 31, 2005, the Company had sold forward 13,400 tonnes of zinc at a weighted average price of $1,551 per tonne ($0. 704 per pound). These forward sales commitments for zinc represent approximately 37 per cent of the Company's forecast 2006 payable zinc production. At December 31, 2005 the cash offered prices for zinc was $1,907 per tonne and the mark-to-market value of the Company's zinc forward contracts at that date was a negative $4.3 million and at the date of this MD&A was a negative $7.2 million.

Pan American reports its financial statements in US dollars ("USD"); however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company's operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company's revenues are denominated in USD and a portion of the Company's operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. In order to mitigate this exposure presented by the construction expenditures at Alamo Dorado in Mexican pesos ("MXN"), the Company has purchased MXN 203 million settling between January 2006 and June 2006 to match anticipated spending at an average MXN/USD exchange rate of 11.26. At December 31, 2005, the spot exchange rate for MXN/USD was 10.65 and the positive mark to market value of the Company's position was $0.9 million. At the date of this MD&A the mark to market was positive $1.1 million.

The Company maintains trading facilities with several banks for the purposes of transacting the Company's hedging activities. None of these facilities are subject to margin arrangements.

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha and San Vicente mines. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company locks in the spot price of silver during the month that the silver-bearing concentrates are produced. At December 31, 2005 the Company had fixed the price of 900,000 ounces of its fourth quarter's silver production contained in concentrates, which is due to be priced in January and February of 2006 under the Company's concentrate contracts. The price fixed for these ounces averaged $8.31 per ounce while the spot price of silver was $8.83 per ounce on December 31, 2005.

Silver dore production from La Colorada is refined under long term agreements with fixed refining terms. The refined silver is sold in the spot market to various bullion trading banks. The Company has never had any delivery or payment disputes with its customers and management believes that there is no appreciable delivery or credit risk resulting from its sales contracts.

Political and Country Risk

As shown by the Revenue by Operation pie graph above, Pan American conducts operations in Peru, Mexico and Bolivia and also has a development property in Argentina. All of these jurisdictions are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company's exploration, development and production activities may be substantially affected by factors outside of Pan American's control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

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

Employee relations

Pan American's business depends on good relations with its employees. Certain of the Company's employees and the employees mining contractors indirectly employed by the Company, are represented by unions. At December 31, 2005, there were 239 employees represented by the Sindicato de Trabajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the "Quiruvilca Union") and 65 employees represented by the Sindicato de Trabajadores de Shorey y Anexos (the "Shorey Union"). There are also 15 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.

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


Outlook

During 2006, the Company plans to continue on the growth trend it has established by commissioning Alamo Dorado into production, by commencing with the construction of Manantial Espejo and by completing a feasibility study for the expansion of operations at San Vicente. In addition to these properties, Management believes there is significant exploration potential at its existing Peruvian operations, especially at Morococha.

Development Projects

The Alamo Dorado project remains on schedule and on budget through over 90 per cent of engineering and nearly 40 per cent completion of construction. Up to the end of 2005 project expenditures totaled $35.5 million. Total commitments made to date are $48.4 million.

Plant site civil work and concrete pouring is underway at Alamo Dorado in the four main plant areas: primary crusher, coarse ore stockpile, the mill bench, and the leach tank areas. The laboratory has been completed and commissioned and construction of the office proceeds satisfactory. A total of 750,000 tonnes of ore and waste rock were mined from the pit area during 2005. The mine continues to safely ramp-up to the 10,000 tonnes per day mining rate as access improves. The mine is expected to move a total of 3.6 million tonnes during 2006, of which 0.6 million tonnes will be ore grade. After startup and commissioning in September, the plant is expected to steadily increase to 100 per cent of the design capacity of 4,000-tonnes per day by the end of 2006. The plant is expected to process relatively low grade ore from stockpiles, contributing silver production of 555,000 ounces in 2006.

The feasibility study has been completed on the 50 per cent owned Manantial Espejo silver/gold joint venture. Pan American, as project operator, has received comments on its Environmental Impact Study from the Argentine government and there appear to be no significant impediments to receiving a mine development permit. Pan American expects to be able to announce the results of the feasibility study shortly after it submits its response to government in March. On a 100% basis, Manantial Espejo is expected to produce an average of 4.2 million ounces of silver and more than 60,000 ounces of gold annually over an 8-year mine life starting January 1, 2008.

Metal markets

Prices for the metals that the Company produces have been robust for the last two years, after several years of prolonged weakness. Factors contributing to the recovery in metal prices include demand resulting from the strong industrial growth in China, weakness in the US dollar and supply concerns due to under-investment in new production capacity. The Company anticipates that these factors will continue to support prices during 2006 and that the long-term fundamentals for metal prices are positive.

                   Cautionary Note to United States Investors


All resource estimates incorporated by reference in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission (the "Commission"), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

Without limiting the foregoing, this Annual Report on Form 40-F, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the Commission does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

A.       Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by Pan American Silver Corp. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Control Over Financial Reporting

As described in Document No. 2 to this Annual Report, the Registrant restated its unaudited consolidated financial statements for the first three quarters of 2005 and 2004, respectively, and its audited consolidated financial statements for the fiscal year ended December 31, 2004. The Registrant implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program in 2004. Its external auditors, Deloitte and Touche LLP, reviewed the initial implementation and concurred with the hedge accounting treatment as reported. The restatement became necessary when the Registrant subsequently concluded that its accounting treatment of its forward contracts (collectively, the "commodity contracts") for the sale of base metals (lead and zinc) and silver, and its forward contracts for purchasing Mexican pesos with U.S. dollars did not technically qualify for hedge accounting under AcG-13, Hedging Relationships. The Registrant has since modified its hedge accounting policy for the accounting treatment of its commodity contracts accordingly, and the Registrant's audited consolidated financial statements for the fiscal year ended December 31, 2005 reflect the change in the accounting treatment. The effect of these changes is a non-cash earnings increase of $2.0 million after tax for the nine months ended September 30, 2005 and a non-cash earnings decrease of $4.7 million after tax for the year ended December 31, 2004. The restatement represents a change in accounting treatment and has no economic impact on the Registrant and its cash flows. The details of the Registrant's base-metal forward contracts, which have been previously disclosed, have not changed. The reconciliation of results reported in accordance with generally accepted accounting principles (GAAP) in Canada with United States GAAP has also been restated to reflect the items above.

The Registrant was required to restate its financial statements, as discussed above, in connection with the Registrant's incorrect interpretation of a complex accounting issue. To address its systems of internal controls over financial reporting, the Registrant is committed to obtaining expert disclosure advice from another public accounting firm, separate from Deloitte & Touche PPL, in conjunction with the interpretation of complex accounting issues encountered in the future. The Registrant considers this the most effective course of action to remediate the material weakness in internal controls.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements. Note 3 to the 2005 consolidated financial statements of Pan American Silver Corp. contains this required disclosure.

C.       Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2005.

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

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

E.       Code of Ethical Conduct

The Registrant has adopted a code of ethical conduct (the "Code") that applies to all directors, officers and employees. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel and Secretary, Robert Pirooz, at the address on the cover of this Form 40-F. No waivers from the requirements of the Code were granted in 2005. Disclosure of any waiver from the requirements of the Code granted to the Company's directors or executive officers are made in the Company's quarterly report that immediately follows the grant of such waiver.

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the Registrant's Independent Registered Chartered Accountant the fiscal years ended December 31, 2004 and 2005 for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$347,850 and Cdn$347,900, respectively.

         Audit-Related Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2004 and 2005 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were Cdn$31,600 and Cdn$3,000, respectively. Professional services provided included Sarbanes-Oxley 404 planning and scoping advice.

         Tax Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were nil and Cdn$47,000, respectively. Tax services provided in 2005 included advice with respect to a Mexican financing structure, tax filing services in respect of the Registrant's Mexican subsidiary and transfer pricing and tax advice with respect to the Registrant's Peruvian subsidiaries.

         All Other Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2004 and 2005 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding three paragraphs, were both nil.

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

H.       Tabular Disclosure of Contractual Obligations

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2005.


----------------------------------------------------------------------------------------------------------------
                                 Payments due by period (in thousands of dollars)
----------------------------------------------------------------------------------------------------------------

                                                                 Less than      1 to 3     4 to 5
                                                          Total    1 year       years       years   Thereafter
----------------------------------------------------------------------------------------------------------------
Long-term debt (excluding capital lease                    $717         -         $717          -          -
obligations)(1)
Capital lease obligations                                     -         -            -          -          -
Operating Lease Obligations                                   -         -            -          -          -
Purchase Obligations (2)                                 14,980    14,980            -          -          -
Other Long-Term Liabilities (3)                           2,071       177            -          -      1,894
----------------------------------------------------------------------------------------------------------------
Total contractual obligations                           $17,768   $15,157         $717          -     $1,894
----------------------------------------------------------------------------------------------------------------

   ---------------------
     1.  The $717,000 principal amount of the 5.25% convertible debentures due
         2009 outstanding at December 31, 2005 are convertible into shares of common stock at the option of the holder at a conversion price of
         $9.57 per share.
     2.  At December 31, 2005 the Registrant entered into purchase commitments for the construction of its Alamo Dorado development project in
         Mexico.
     3.  The other long-term liabilities include severance, workers'
         compensation and other miscellaneous accruals.

I.       Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found in its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 under the heading "Critical Accounting Policies and Estimates" filed with the Securities and Exchange Commission as Document 3 herein.

J.       Nasdaq Exemptions

On March 16, 2005, the Registrant informed the Nasdaq National Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant also followed such British Columbia practice for the years ended December 31, 2004 and 2003 pursuant to an exemption granted by the Nasdaq National Market. The Registrant's by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is one individual who is a shareholder, proxy holder or duly authorized representative of a corporate shareholder personally present and representing shares aggregating not less than 5% of the issued shares of the Registrant carrying the right to vote. The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

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


                                         PAN AMERICAN SILVER CORP.


Dated: March 31, 2006                    By:   /S/ ROBERT PIROOZ
                                               ------------------------
                                         By:    Robert Pirooz
                                         Title: General Counsel and Secretary

                                 EXHIBIT INDEX


   Number         Document
   ------         --------

      1.          Consent of Deloitte & Touche LLP
     31. Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002