Form 40-F/A
period 2004-12-31
PAN AMERICAN SILVER CORP
filed 2006-04-05
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                  FORM 40-F/A
                               (Amendment No. 2)

         [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

         [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2004    Commission File Number 0-13727
                             ______________________

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

                             CT Corporation System
                         111 Eighth Avenue, 13th Floor
                               New York, NY 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)
                             ______________________

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

                 Yes          82-                    No     X
                     -------      --------               -------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                 Yes    X                            No
                     -------                            --------

                                EXPLANATORY NOTE

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the fiscal year ended December 31, 2004, originally filed with the Commission on March 31, 2005. The Registrant is filing this Amendment because it has restated its consolidated financial statements for the fiscal year ended December 31, 2004 for the reasons discussed herein. Please refer to Note 3 of the notes to the consolidated financial statements included herein, which discloses the adjustments to the Registrant's consolidated financial statements for the year ended December 31, 2004 resulting from this restatement.

In addition, the Registrant has restated and reflected corresponding corrections to both its Annual Information Form in Document No. 1 and to Management's Discussion and Analysis of Financial Condition and Results of Operations in Document No. 3. The Registrant has also revised Item A. Disclosure Controls and Procedures and Item B. Changes in Internal Control Over Financial Reporting, as set forth below. This Form 40-F/A does not reflect events occurring after the original filing date of the Form 40-F.


                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:     Revised Annual Information Form for the fiscal year ended
                    December 31, 2004, dated April 4, 2006.

Document No. 2:     Restated Audited Consolidated Financial Statements for the
                    fiscal year ended December 31, 2004, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F.

Document No. 3:     Restated Management's Discussion and Analysis of Financial
                    Condition and Results of Operations for the fiscal year ended December 31, 2004.

                                                                 Document No. 1

                  [PAN AMERICAN SILVER CORP. GRAPHIC OMITTED]





                                    Restated

                               Annual Information
                                      Form



                                  For the Year
                            Ended December 31, 2004



                              Dated: April 4, 2006

                              1500-625 Howe Street
                          Vancouver, British Columbia
                                    V6C 2T6

                      Web Site: www.panamericansilver.com

                               TABLE OF CONTENTS


INTRODUCTION..................................................................1
   Reporting Currency.........................................................1
   Accounting Policies........................................................1
   Conversion Table...........................................................2
   Glossary of Terms..........................................................2
   Classification of Mineral Reserves and Resources...........................2

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS...............................3

CORPORATE STRUCTURE...........................................................3
   Incorporation..............................................................3
   Capital Structure..........................................................4
   Subsidiaries...............................................................4

GENERAL DEVELOPMENT OF THE BUSINESS...........................................5
   Business of Pan American...................................................5
   Developments over the Last Three Financial Years...........................5
   Corporate Strategy.........................................................7
   Outlook for 2005...........................................................8

NARRATIVE DESCRIPTION OF THE BUSINESS.........................................9
   Operations.................................................................9
   Operating Mines............................................................9
   Metals Trading............................................................47
   Development Projects......................................................47
   Working Capital...........................................................54
   Investment, Exploration and Resource Properties and Expenditures..........54
   Mineral Property Expenditures.............................................58
   Employees.................................................................59
   Research and Development..................................................60
   Competitive Conditions....................................................60
   Working Capital...........................................................60
   Environment...............................................................60
   Trends and Uncertainties..................................................61
   Risks Relating to Pan American's Business.................................61

SELECTED CONSOLIDATED FINANCIAL INFORMATION..................................69
   Annual Information........................................................69
   Dividends.................................................................70

MANAGEMENT'S DISCUSSION AND ANALYSIS.........................................70

DIRECTORS AND OFFICERS.......................................................70

EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS.....................73

MARKET FOR SECURITIES........................................................73

TRANSFER AGENTS AND REGISTRAR................................................74

MATERIAL CONTRACTS...........................................................74

ADDITIONAL INFORMATION.......................................................74

GLOSSARY OF TERMS............................................................76

APPENDIX "A" - Duties and Responsibilities of the Audit Committee...........A-1

             DISCLOSURE REGARDING RESTATED ANNUAL INFORMATION FORM
-------------------------------------------------------------------------------

         In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program. In the fourth quarter of 2005 it was concluded that the Company's accounting for its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships. As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004.

Pan American is now required to recognize mark-to-market valuations of its open forward contract positions through its income at the end of each period. In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled. The effects of the change in accounting treatment are summarized in the table below:


                                         As previously reported   As restated
                                         for the year ended       for the year ended
                                         December 31, 2004        December 31, 2004
---------------------------------------------------------------------------------------

Revenue                                  $       92,896           $     94,825
Mine operating earnings                  $       12,865           $     14,794
Loss on commodity contracts              $       -                $     (6,617)
Net income for the period                $       19,902           $     15,214
Adjusted net income for the period
  attributable to common shareholders    $       8,567            $      3,879
Basic earnings per share                 $       0.14             $       0.06
Diluted earnings per share               $       0.13             $       0.06


         As a result of this change in accounting treatment, revisions have been made to this Annual Information Form under the following headings: (i) "Introduction - Accounting Policies"; (ii) "Narrative Description of the Business - Hedging Activities" and (iii) "Selected Consolidated Financial Information - Annual Information".


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

Accounting Policies

         Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 18 to the Consolidated Financial Statements of the Company. These financial statements, set out on pages 17 through 44, inclusive, of the Company's 2004 Annual Report, are incorporated by reference herein. This Annual Information Form should also be read in conjunction with the Company's Restated Consolidated Financial

Statements for the first three quarters of 2005 and 2004, respectively, its restated audited consolidated financial statements for the fiscal year ended December 31, 2004, as well as the restated "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the year ended December 31, 2004, each of which is made publicly available under the Company's profile on SEDAR website at www.sedar.com.

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


      Imperial Measure         =       Metric Unit          Metric Unit      =      Imperial Measure
      ----------------                 -----------          -----------             ----------------
     2.47 acres                         1 hectare          0.4047 hectares           1 acre
     3.28 feet                          1 metre            0.3048 metres             1 foot
     0.62 miles                         1 kilometre        1.609 kilometres          1 mile
     0.032 ounces (troy)                1 gram             31.1 grams                1 ounce (troy)
     1.102 tons (short)                 1 tonne            0.907 tonnes              1 ton
     0.029 ounces (troy)/ton            1 gram/tonne       34.28                     1 ounce (troy)/ton
                                                           grams/tonne

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

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------

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

                              CORPORATE STRUCTURE
-------------------------------------------------------------------------------

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

--------------

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

         Consolidated production for the year ended December 31, 2004 was as follows:


                                                                                                San
                             Quiruvilca        Huaron(1)   La Colorada(2)   Morococha(3)     Vincente(4)    Consolidated

Tonnes milled                   381,237         635,845         171,155        212,172          27,017       1,427,426
Grade
   Grams/tonne silver               235             228             489            221             417             N/A
   % Zinc                          3.57            3.14            1.41           3.76            5.79             N/A
   % Lead                          1.19            1.99            1.11           1.47               -             N/A
   % Copper                        0.43            0.42               -           0.45               -             N/A
Production
   Ounces silver              2,530,869       5,042,606       2,036,075      1,259,451         313,029      11,182,030
   Tonnes zinc                   11,709          15,041             122          5,902           1,312          34,086
   Tonnes lead                    3,803          10,569             136          2,186               -          16,694
   Tonnes copper                  1,081           1,754               -            538              53           3,426

---------------
(1)      Includes 961,869 ounces of silver produced from the Stockpiles in Peru.
(2)      La Colorada zinc and lead grades are for sulphide ore only.
(3)      Morococha data is from July 1, 2004 onwards only.
(4)      San Vincente data represents Pan American Silver Corp. 50% interest in the mine's production.


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

         The mineralization at Quiruvilca is contained in a series of narrow veins filling the fractures and faults. Over 130 veins have been identified in the mine area. At least three-quarters have been mined at some point in time. Although narrow, the veins at Quiruvilca tend to have an extensive lateral and vertical continuity with abundant splits, cymoid loops, pinch and swell structures. In some places, the veins show some thick ore shoots connected to thinner diagonal sub-economic to non-economic zones. The width varies up to two metres in the central zone to stringers in the Zinc-Lead Zone (as defined below). The average width of veins currently being mined is 0.56 metres. The average dip of the veins is 70(0), but range from vertical to 40(0).

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

         Mineral Reserves

         Pan American's management estimates that proven and probable mineral reserves at the Quiruvilca mine as at December 31, 2004 are 1,064,805 tonnes with an average grade of 200 grams/tonne silver and 4.53% Zn, details of which are set out in the following table:


                                     Quiruvilca Mineral Reserves 1, 2, (3)

         Reserve                      Grams of Silver
         Category         Tonnes          per Tonne          % Zinc        % Lead      % Copper
         --------         ------          ---------          ------        ------      --------

         Proven           676,510           202              4.61          1.41          0.47
         Probable         388,295           197              4.38          1.51          0.46
         --------------------------------------------------------------------------------------
         TOTAL          1,064,805           200              4.53          1.45          0.47

          -----------

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

          (3) Mineral resource and reserve  estimates for Quiruvilca were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Vice President
              Geology - Operations and Martin G. Wafforn, P. Eng., Director of Mine Engineering
              as Qualified  Persons as that term is defined in National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101").

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

                Reconciliation of Mineral Reserves at Quiruvilca
                ------------------------------------------------

                                                                   Tonnes
                                                                   ------
         Opening balance, December 31, 2003                       631,115(1)
         Additions                                                814,927(2)
         Tonnes mined                                             381,237
                                                                -----------
         Closing balance, December 31, 2004                     1,064,805
                                                                ===========
         -----------

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

         -------------
         (1)  These resources are in addition to Quiruvilca mineral reserves.
         (2)  Mineral resource and reserve estimates for Quiruvilca were prepared under the supervision of or were reviewed by Michael Steinmann, P. Geo., Vice President
              Geology - Operations and Martin G. Wafforn, P. Eng., Director of Mine
              Engineering as Qualified Persons as that term is defined in NI 43-101.

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

         ----------------
         (1)   Consists of sales to arm's length customers.


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

         Mineral Reserves

         Pan American's management has estimated proven and probable mineral reserves at the Huaron mine, as at December 31, 2004, to be as follows:


                                   Huaron Reserves (1), (2)
                                   ------------------------

            Reserve                       Grams of Silver
            Category          Tonnes         per tonne         % Zinc      % Lead      % Copper
            --------          ------         ---------         ------      ------      --------
            Proven           4,854,005           219           4.16        1.51           0.44
            Probable         1,902,330           225           4.01        2.15           0.41
            -----------------------------------------------------------------------------------
            Total            6,756,335           221           4.12        1.69           0.43

             -------------
             (1)  Calculated using a price of $5.50 per ounce of silver, $1,020 per tonne of zinc,
                  $600 per tonne of lead and $2,200 per tonne of copper.

             (2)  Mineral resource and reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Vice President
                  Geology - Operations and Martin G. Wafforn, P. Eng., Director of Mine
                  Engineering as Qualified Persons as that term is defined in NI 43-101.

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

                  Reconciliation of Mineral Reserves at Huaron
                  --------------------------------------------

                                                                Tonnes
                                                                ------
         Opening balance, December 31, 2003                    6,547,700
         Additions (1)                                           844,310(1)
         Tonnes mined from reserves                              635,845

         ----------------------------------------------------------------------
         Closing balance, December 31, 2004                    6,756,335
                                                              =================

         -----------
         (1) Additions are from tonnes added through exploration (495,960) or reinterpretation due to higher metal prices (348,350).


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

           -----------
           (1)  Mineral resource and reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo.,
                Vice President Geology - Operations and Martin G. Wafforn, P. Eng.,
                Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


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

         Location, Access, Climate and Infrastructure

         The La Colorada Mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres south of the city of Durango. The main municipality in the district is the city of Chalchihuites, 16 kilometres northwest of the La Colorada Mine, with a population of approximately 1,000. The district's general coordinates are 23(0), 23' North Latitude and 103(0), 46' West Longitude. The property is situated at elevations between 2,100 and 2,550 metres above sea level.

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

                      La Colorada Mineral Reserves(1), (2)

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

         Total
         -----

                    Reserve                         Grams of Silver      Grams of Gold
                    Category           Tonnes           per tonne           per tonne
                    --------           ------           ---------           ---------
                    Proven             567,108             502                 0.5
                    Probable         1,289,117             499                 0.4
                    ------------------------------------------------------------------------
                    Total            1,856,225             501                 0.4

         --------------

         (1)  Calculated using a price of $5.50 per ounce of silver, $375 per ounce of gold,
              $600 per tonne of lead and $1,020 per tonne of zinc.

         (2)  Mineral reserves have been prepared by the Company's wholly owned subsidiary,
              Pan American Mexico, and were reviewed by an independent "qualified person",
              Donald F. Earnest, P. Geo. Reserve/resource estimates for La Colorada were prepared in previous years, and are adjusted for 2004 production where applicable.


         Mineral Resources

         Pan American's management estimates that mineral resources at La Colorada as at December 31, 2004 are as follows:


                                    Vein and Mantos Mineral Resources (1), (2)
                                    ------------------------------------------

          Resource                       Grams of Silver     Grams of Gold
          Category         Tonnes          per tonne           per tonne        % Lead        % Zinc
          --------         ------          ---------           ----------       ------        ------
          Measured         562,000           438                0.53             1.0           1.4
          Indicated      2,189,000           418                0.53             1.0           2.0
         --------------------------------------------------------------------------------------------
          Total          2,751,000           422                0.53             1.0           1.6
         --------------------------------------------------------------------------------------------
          Inferred         452,000           597                0.53               -           2.5

         -----------
         (1)  These resources are in addition to La Colorada mineral reserves.
         (2)  Mineral resources were prepared by Pan American and were reviewed by an independent
              "qualified person", Donald F. Earnest, P. Geo. Reserve/resource estimates for La
              Colorada were prepared in previous years, and are adjusted for 2004 production where applicable.

                                          Breccia Mineral Resources (1), (2)
                                          ----------------------------------

            Resource                       Grams of Silver     Grams of Gold
            Category         Tonnes           per tonne          per tonne         % Lead        % Zinc
            --------         ------           ---------          ---------         ------        ------
            Inferred       6,715,000             112                0.24              -            0.6

         -----------
         (1)  These resources are in addition to La Colorada mineral reserves.
         (2)  Mineral resources were prepared by Pan American and were reviewed by an independent
              "qualified person", Donald F. Earnest, P. Geo. Reserve/resource estimates for La
              Colorada were prepared in previous years, and are adjusted for 2004 production where applicable


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

         During 2004 the revenue produced by the La Colorada mine was as follows:


                                                                                          Average Sales
                                              Revenue            Quantity               Price per Tonne
                                              -------            --------               ---------------

            Silver and Gold in Dore         $11,113,282     1,810,380 ounces silver               -
                                                            and 2,235 ounces gold
            Zinc Concentrate                   $110,203     223 tonnes                         $494
            Lead Concentrate                 $1,407,612     484 tonnes                       $2,908


         During 2003 the revenue produced by the La Colorada mine was as follows:


                                                                                       Average Sales
                                               Revenue          Quantity              Price per Tonne
                                               -------          --------              ---------------

            Silver and Gold in Dore         $1,055,552      224,481 ounces of                   -
                                                            silver and 296 ounces
                                                            of gold
            Zinc Concentrate                  $259,000      848 tonnes                       $305
            Lead Concentrate                $3,240,000      1,250 tonnes                   $2,592

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


                                                 Morococha Property
                                                Historical Production

                                       Grams of Silver                                                  Tonnes per
       Year              Tonnes           per Tonne          % Lead         % Copper        % Zinc         Month
       ----              ------       ------------------     ------         --------        ------      ---------
       1989             466,543              189               1.3             0.4           3.2          38,879
       1990             461,342              166               1.3             0.5           3.6          38,445
       1991             454,960              184               1.6             0.4           4.5          37,913
       1992             458,257              202               2.0             0.4           5.8          38,188
       1993             494,033              194               1.9             0.6           5.5          41,169
       1994             503,160              227               1.5             0.5           4.9          41,930
       1995             531,542              232               1.5             0.6           4.0          44,295
       1996             534,148              237               1.5             0.5           3.8          44,512
       1997             511,584              250               1.7             0.5           4.1          42,632
       1998             539,008              251               2.1             0.4           4.9          44,834
       1999             590,570              250               2.2             0.4           5.7          49,214
       2000             656,318              215               2.1             0.4           5.2          54,693
       2001             606,980              236               1.8             0.4           5.0          50,582
       2002             550,075              274               1.7             0.5           4.4          45,840
       2003             529,651              272               1.5             0.4           3.9          44,138

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


                                            Morococha Mineral Reserves(1), (2)
                                            ----------------------------------

                                                 Grams of Silver
            Reserve Category        Tonnes          per Tonne          % Copper      % Lead        % Zinc
            ----------------        ------          ---------          --------      ------        ------

            Proven                 1,455,418           223               0.44%        1.51%        4.16%
            Probable                 542,799           242               0.91%        1.18%        4.27%
            ---------------------------------------------------------------------------------------------
            TOTAL                  1,998,217           228               0.57%        1.42%        4.19%

            -------------
            (1)  Calculated using prices of $5.50 per ounce of silver, $375 per ounce of gold, $600 per tonne of lead, $2,200 per tonne of copper and $1,020 per tonne of zinc.
            (2)  Mineral reserve estimates for Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Vice President Geology - Operations and
                 Martin G. Wafforn, P. Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.


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


                                                 Morococha Property
                                      Metallurgical Projections (By Mine Area)

                                                                          San                                San
                          units     Manuelita   Codiciada   Sulfuruso   Antonio    Alapampa     Yacumina   Florencia
                          -----     ---------   ---------   ---------   -------    --------     --------   ---------

Ag Head Grade              gpt         265         240         299        225         229         415         258
Pb Head Grade               %         1.92        1.92        1.34       2.73        1.16        1.38        3.28
Cu Head Grade               %         0.53        0.36        1.02       0.38        1.16        0.15        0.18
Zn Head Grade               %         4.72        5.81        3.11       5.76        7.07        2.48        5.96
Cu Conc Grade               %         24.2%       24.2%       28.5%      28.5%       28.5%       22.7%       21.4%
Pb Conc Grade               %         53.9%       53.9%       54.0%      54.0%       54.0%       52.6%       52.2%
Zn Conc Grade               %         50.2%       50.2%       50.4%      50.4%       50.4%       50.8%       53.9%
Ag in Cu Recovery           %         55.9%       55.9%       59.1%      59.1%       59.1%       58.1%       56.5%
Ag in Pb Recovery           %         22.7%       22.7%       18.1%      18.1%       18.1%       20.3%       28.2%
Ag in Zn Recovery           %          6.9%        6.9%        9.6%       9.6%        9.6%       11.9%        5.0%
Overall Ag Recovery         %         85.5%       85.5%       86.8%      86.8%       86.8%       90.3%       89.6%
Cu Recovery                 %         65.7%       65.7%       67.0%      67.0%       67.0%       52.5%       50.3%
Pb Recovery                 %         76.0%       76.0%       68.1%      68.1%       68.1%       82.7%       85.3%
Zn Recovery                 %         82.7%       82.7%       84.1%      84.1%       84.1%       77.0%       81.1%


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

         Pan American's management has estimated mineral reserves and resources at the Stockpiles, as at December 31, 2004, to be as follows:

                 Stockpile Mineral Reserves and Resources(1), (2)
                 ------------------------------------------------

                                                              Grams of Silver
         Reserve or Resource Category        Tonnes             per Tonne
         ----------------------------        ------             ---------

           Probable Reserve                  442,549              302
           Inferred Resource              21,337,000              162

           ---------------------
           (1)  Calculated using a price of $5.50 per ounce of silver.
           (2) Mineral reserves and resources have been calculated by staff of Pan American Peru, under the supervision of an independent "qualified person", Donald F. Earnest, P. Geo. Mr. Earnest reviewed and tested the information prepared by the Company's subsidiary and, based upon those reviews and tests, Pan American is satisfied with the accuracy of the reserve calculations. Reserve/resource estimates for the silver Stockpiles were prepared in previous years, and are adjusted for 2004 production where applicable

Metals Trading

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

         Mineral Reserves

         Pan American's management estimates that proven and probable mineral reserves at the Alamo Dorado project as at December 31, 2004 are as follows:


                                    Alamo Dorado Mineral Reserves (1), (2)
                                    --------------------------------------

                                                              Grams of Silver       Grams of Gold
              Class Reserve Category           Tonnes            per tonne            per tonne
              -----------------------          ------            ---------            ---------
              Proven                           1,019,000               136                 0.43
              Probable                        10,591,000               116                 0.32
              -------------------------------------------------------------------------------------
              TOTAL                           11,610,000               118                 0.33

              -----------------
              (1)  Calculated using a price of $5.50 per ounce of silver and $375 per ounce of gold.

              (2)  Mineral reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Vice President Geology -
                   Operations and Martin G. Wafforn, P. Eng., Director of Mine Engineering as
                   Qualified Persons as that term is defined in NI 43-101.


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

              -------------
              (1)  Calculated using a price of $5.50 per ounce of silver and $375 per ounce of gold.

              (2)  Mineral reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Vice President Geology - Operations
                   and Martin G. Wafforn, P. Eng., Director of Mine Engineering as Qualified Persons
                   as that term is defined in NI 43-101.


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

         Economic Analysis and Payback

         The capital cost estimate for construction of the Alamo Dorado mine totals $76.6 million, broken down as follows:

                                                  Capital Cost
                 Items                           (in Millions)
                 -----                           -------------
                 Mine                               $ 10.2
                 Pre-Stripping                      $  2.1
                 Plant & Tailings                   $ 42.3
                 Infrastructure                     $  9.5
                 EPCM                               $  5.3
                 Owner's Cost                       $  3.8
                 Spares & First Fills               $  2.7
                 Working Capital                    $  0.7
                 --------------------               ------
                 Total Capital                      $ 76.6

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

Manantial Espejo Project

         Our 50% owned Manantial Espejo property is located in southern Argentina in the province of Santa Cruz, entered at longitude 69(0) 30' west and latitude 48(0) 46' north. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometres east of the property.

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

         Pan American's management estimates that mineral resources at Manantial Espejo as at December 31, 2004 are as follows:

                    Manantial Espejo Mineral Resources (1), (2)
                    -------------------------------------------

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

        ---------------
        (1) Calculated using a price of $5.50 per ounce of silver and $375 per ounce of gold.
        (2) Mineral resource estimates for San Vincente were prepared under the supervision of, or were reviewed by, Michael Steinmann,
             P. Geo., Vice President Geology - Operations who is a Qualified Persons as that term is defined in NI 43-101.

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

         Pan American's management estimates that mineral resources at San Vincente as at December 31, 2004 are as follows:

                       San Vincente Mineral Resources (1)
                       ----------------------------------

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

        ---------------
        (1) Mineral resource estimates for San Vincente were prepared under the supervision of, or were reviewed by, Michael Steinmann,
             P. Geo., Vice President Geology - Operations who is a Qualified Persons as that term is defined in NI 43-101.


United States Investment Properties

         Pan American owns interests in two investment properties in the United States, neither of which are material to the Company. A brief description of the resources of these properties follows:


                                                      Reserve or
                                                      Resource
        Property          Location        Type        Category (1)        Tonnes      g/t Ag      By-Products
        --------          --------        ----        ---------           ------      ------      -----------

        Hog Heaven(6)     Montana        stockwork     M&I resource       2,741,000      170       0.69 g/t Au
                                         stockwork     Inf. resource      7,439,000      141            -
        Waterloo(6)       California     stockwork     Ind. resource     33,758,000      93             -

        ----------------

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


Mineral Property Expenditures

         The following table sets out Pan American's acquisition, exploration and development expenditures for the periods indicated:

                                Years Ended December 31
                                -----------------------
                             (in thousands of U.S. dollars)

                                                        2004         2003
                                                        ----         ----
                  Acquisition:
                       Morococha                       $36,871      $    -
                       Corner Bay                            -      64,910
                  ---------------------------------------------------------
                                                        36,871      64,910
                  ---------------------------------------------------------
                  Development:
                       Huaron                            5,543       4,907
                       Quiruvilca                          984       2,283
                       La Colorada                       8,474      12,263
                       Alamo Dorado                      1,676         738
                  ---------------------------------------------------------
                                                        17,043      20,191
                  ---------------------------------------------------------
                  Exploration:
                       San Vicente                         482         906
                       La Colorada                           -         172
                       Manantial Espejo                  2,663         956
                       Ocotlan                               -           -
                       Turkey                              540         131
                       Morococha                             -         240
                       Other                                72          56
                  ---------------------------------------------------------
                                                         3,757       2,461
                  ---------------------------------------------------------
                  Investment:
                       Waterloo                             57          58
                       Hog Heaven                           24          24
                  ---------------------------------------------------------
                                                            81          82
                  ---------------------------------------------------------
                  TOTAL                                $57,752    $ 87,644
                  ---------------------------------------------------------

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

Working Capital

         Management of Pan American believes that its working capital of $110 million as at December 31, 2004 and its expected operating cash flows in the future are more than sufficient to fund planned project development and sustaining capital expenditures and discharge liabilities as they come due for the foreseeable future.

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

Hedging Activities

         From time to time, the Company engages in hedging activities in connection with base metal production and foreign currency requirements, such as forward purchases or sales contracts, to minimize the effect of declines in metal prices or strengthening of foreign currencies on the Company's operating results. These hedging activities will either generate a gain or loss, depending on the market price of a metal or exchange rate at settlement relative to the stated forward contract price/rate. As at December 31, 2004, the Company's zinc forward contract position had a negative mark-to-market value of approximately $3.59 million and its lead forward contract position as at December 31, 2004 had a negative value of approximately $1.11 million. Including these negative mark-to-market valuations, the Company recognized a loss on commodity contracts in restated 2004 earnings of $6.6 million. Please refer to note 3 of the 2005 consolidated annual financial statements, which can be found on SEDAR at www.sedar.com, for further discussion of this matter.

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

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
------------------------------------------------------------------------------

Annual Information

         Selected consolidated financial information of the Company for each of the last five completed financial years is as follows:


                                           2004           2003          2002           2001           2000
                                           ----           ----          ----           ----           ----
                                        (Restated)

                                                (thousands of U.S. dollars, except per share amounts)

Revenue                                $   94,825     $ 45,122     $    45,093    $   37,296      $   29,931
Operating earnings/(loss)                     940       (7,608)        (35,229)       (8,540)        (45,878)
Net income/(loss)                          15,214       (6,794)        (33,977)       (8,077)        (45,878)
Net earnings/(loss) per share
                           - basic     $     0.06     $  (0.20)    $     (0.81)   $    (0.22)     $    (1.35)
                           - diluted         0.06        (0.20)          (0.81)        (0.22)          (1.35)
Cash and short-term investments            98,136       89,129          10,198         3,844           7,590
Total assets                              370,086      279,883         102,945        91,517          83,087
Total long-term financial
  liabilities                              68,279       73,137          27,222        11,497           8,219
Total shareholder's equity                275,516      184,098          55,492        58,877          57,544

         Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:


                                               2004                                            2003
                                               ----                                            ----
                                            (Restated)
                                            ----------

                              Three       Three      Three       Three      Three       Three       Three       Three
                             months      months     months      months     months      months      months      months
                              ended       ended      ended       ended      ended       ended       ended       ended
                            March 31    June 30   Sept. 30     Dec. 31   March 31     June 30     Sept. 30    Dec. 31
                            --------    -------   --------     -------   --------     -------     --------    -------
                                             (in thousands of U.S. Dollars, except per share amounts)

Total Revenue              $  15,708   $ 21,179    $  27,916   $  30,022  $   7,822   $   12,553  $   11,890  $   12,857
Expenses:
  Operating costs             11,168     16,531       18,526      22,937      7,429       11,333      10,200      10,816
  Depreciation                 2,145      2,008        3,033       3,683        471          462         432       1,960
  General & Admin.               803      1,202          934       1,113        401          582         565       1,184
  Stock-based                    440        684          518         547        487          714         835         857
  compensation
  Reclamation                    302        301          302         410         61           77          75          90
  General exploration            528      1,137        1,213         960        496          492         600         955
  Investment income, net         131     (3,511)        (779)       (864)        50           49         408        (165)
  Debt settlement costs            -      1,311           53           -          -            -           -           -
  (Gain)/loss on
    commodity contracts        2,214     (1,836)       3,438       2,801          -            -           -           -
  Non-controlling
    interest                       -          -          320        (141)         -            -           -           -
  Write down on Non-
    producing property             -          -            -       2,460          -            -           -           -
  Gain on sale of assets           -                       -     (20,164)         -            -           -           -
                           ----------------------------------------------------------------------------------------------
Income (loss) before tax      (2,023)     3,352          358      16,280     (1,573)      (1,156)     (1,225)     (2,840)
Income Tax Provision               -          -            -      (2,753)         -            -           -           -
                           ----------------------------------------------------------------------------------------------
Net income (loss) for
   the period              $  (2,023)  $  3,352    $     358   $  13,527  $  (1,573)  $   (1,156)  $  (1,225)  $  (2,840)
                           =========== =========== =========== ========== =========== =========== =========== ===========
Earnings (loss) per
   share - basic           $   (0.08)  $   0.09    $    0.01   $    0.21  $   (0.03)       (0.02)  $   (0.10)  $   (0.05)


         Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

         Further discussion of the Company's financial results is contained in the MD&A incorporated by reference into this Annual Information Form, as well as in the Restated Consolidated Financial Statements of the Company for the first three quarters of 2004, respectively, its audited consolidated financial statements for the year ended December 31, 2004, and the restated "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the year ended December 31, 2004, each of which is publicly available on SEDAR at www.sedar.com.

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


                             DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------

         The names and municipalities of residences of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:


Name and Municipality                                                  Principal Occupation During
of Residence                         Position with the Company         the Past Five Years
---------------------                -------------------------         ---------------------------

ROSS J. BEATY (4)                    Director and Chairman             Chairman of the Company
Vancouver, B.C.                      (director of the Company
                                     since September 30, 1988)

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

WILLIAM A. FLECKENSTEIN 3, (4)       Director of the Company           President of Fleckenstein Capital,
Seattle, Washington, U.S.A.          since May 9, 1997                 Inc. (an investment counselling
                                                                       firm) from 1996 to present; prior
                                                                       thereto Partner of Olympic Capital
                                                                       Management Inc. (an investment
                                                                       counselling firm)


Name and Municipality                                                 Principal Occupation During
of Residence                         Position with the Company        the Past Five Years
---------------------                -------------------------        ---------------------------


MICHAEL LARSON (4)                   Director of the Company          Investment Advisor and Manager of
Seattle, Washington, U.S.A.          since November 29, 1999          Cascade Investment LLC (a private
                                                                      investment company)

MICHAEL J.J. MALONEY 1, 2, 3, (4)    Director of the Company from     Private Investor
Seattle, Washington, U.S.A.          Sept. 11, 1995 to Nov. 29,
                                     1999 and then re-elected
                                     on May 15, 2000

PAUL B. SWEENEY 1, (4)               Director of the Company          Vice President and Chief Financial
Surrey, B.C.                         since August 6, 1999             Officer of Canico Resource Corp. (a
                                                                      mining company) since February 2002;
                                                                      prior thereto Chief Financial
                                                                      Officer of Manhattan Minerals Inc.
                                                                      (a mining company) from December
                                                                      1999 to May 2001; Chief Financial
                                                                      Officer of Sutton Resources Inc. (a
                                                                      mining company) from February 1998
                                                                      to April 1999; and prior thereto
                                                                      Senior Vice President and Chief
                                                                      Financial Officer at Princeton
                                                                      Mining Corp.

JOHN H. WRIGHT (4)                   Director of the Company          President and Chief Operating Officer
Vancouver, B.C.                      since September 30, 1988         of the Company from 1998 to 2003

JOHN WILLSON 1, 2, (4)               Director since April 4, 2002     Retired since April 2000; formerly
Vancouver, B.C.                                                       President and Chief Executive Officer
                                                                      of Placer Dome Inc.

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


----------

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

[GRAPHIC OMITTED]                                             [GRAPHIC OMITTED]




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

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

As described in Note 3, the accompanying consolidated financial statements of Pan American Silver Corp. as at December 31, 2004 and for the year then ended have been restated. We therefore withdraw our previous report dated February 11, 2005 on those financial statements.

[GRAPHIC OMITTED]

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 11, 2005 (March 8, 2006 as to the effects of the restatement described in Note 3)


Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 (j) to the consolidated financial statements. Our report to the shareholders dated February 11, 2005 (March 8, 2006 as to the effects of the restatement described in Note 3) is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

[GRAPHIC OMITTED]

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 11, 2005 (March 8, 2006 as to the effects of the restatement described in Note 3)

                               [GRAPHIC OMITTED]


                                   RESTATED


                       Consolidated Financial Statements
                     for the Year Ended December 31, 2004



Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(in thousands of US dollars)

                                                                                          2004                2003
   ---------------------------------------------------------------------------------------------------------------------
   Assets                                                                       (Restated - Note 3)
   Current
     Cash                                                                       $         28,345     $        14,191
     Short-term investments                                                               69,791              74,938
     Accounts receivable, net of $nil provision for doubtful accounts                     25,757               7,545
     Inventories (Note 5)                                                                 10,674               6,612
     Unrealized gain on commodity contracts                                                  480
     Prepaid expenses                                                                      1,211               1,289
   ---------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                  136,258             104,575
   Mineral property, plant and equipment (Notes 4 and 6)                                 104,647              83,574
   Non-producing properties (Notes 4 and 7)                                              125,863              83,873
   Direct smelting ore (Note 5)                                                            2,671               3,901
   Other assets (Note 8)                                                                     647               3,960
   ----------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                 $        370,086     $       279,883
   ======================================================================================================================
   Liabilities
   Current
     Accounts payable and accrued liabilities (Note 9)                          $         20,331     $        10,525
     Advances for metal shipments                                                            652               4,536
     Unrealized loss on commodity contracts                                                4,695
     Current portion of bank loans and capital lease                                         134               2,639
     Current portion of non-current liabilities                                              479               4,948
   ---------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                              26,291              22,648
   Deferred revenue                                                                            -                 865
   Bank loans and capital lease (Note 10)                                                      -              10,803
   Liability component of convertible debentures (Note 11)                                   134              19,116
   Provision for asset retirement obligation and reclamation (Notes 4 and 12)             32,012              21,192
   Provision for future income taxes (Note 18)                                            33,212              19,035
   Severance indemnities and commitments (Note 17)                                         1,542               2,126
   Non-controlling interest                                                                1,379                   -
   ---------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                                                      94,570              95,785
   ---------------------------------------------------------------------------------------------------------------------

   Shareholders' Equity
   Share capital (Note 11)
     Authorized: 100,000,000 common shares of no par value
     Issued:
       December 31, 2003 - 53,009,851 common shares
       December 31, 2004 - 66,835,378 common shares                                      380,571             225,154
   Equity component of convertible debentures (Note 11)                                      633              66,735
   Additional paid in capital                                                             10,976              12,752
   Deficit                                                                              (116,664)           (120,543)
   ---------------------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                            275,516             184,098
   ---------------------------------------------------------------------------------------------------------------------

   Total Liabilities and Shareholders' Equity                                   $        370,086     $       279,883
   =====================================================================================================================



APPROVED BY THE BOARD

_________________ Ross J. Beaty, Director           __________________ Geoff A. Burns, Director

                      See accompanying notes to consolidated financial statements.





Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2004, 2003 and 2002
(in thousands of US dollars, except for shares and per share amounts)



                                                                     2004             2003              2002
  ------------------------------------------------------------------------------------------------------------------
                                                            (Restated - Note 3)
  Sales                                                      $       94,825    $       45,122    $    45,093
  Cost of sales                                                      69,162            39,778         43,161
  Depreciation and amortization                                      10,869             3,325          4,872
  ---------------------------------------------------------------------------------------------------------------
  Mine operating earnings (loss)                                     14,794             2,019         (2,940)
  ---------------------------------------------------------------------------------------------------------------
  General and administrative, including stock-based                   6,241             5,625          2,017
  compensation
  Exploration                                                         3,838             2,543          1,206
  Reclamation                                                         1,315               303            860
  Interest and financing expenses                                       898             1,156            988
  Write-down of non-producing property (Note 7)                       2,460                 -         27,218
  ---------------------------------------------------------------------------------------------------------------
  Operating loss                                                         42            (7,608)       (35,229)
  Interest and other income                                           2,338               496          1,252
  Loss on commodity contracts                                        (6,617)                -              -
  Debt settlement expenses                                           (1,364)                -              -
  Gain on sale of assets (Note 7)                                    23,747               318              -
  ---------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes and non-controlling              18,146            (6,794)       (33,977)
  interest
  Provision for income taxes (Note 18)                               (2,753)                -              -
  Non-controlling interest                                             (179)                -              -
  ---------------------------------------------------------------------------------------------------------------
  Net income (loss) for the year                              $      15,214    $       (6,794)   $   (33,977)
  ===============================================================================================================

  Attributable to common shareholders:

  Net income (loss) for the year                             $       15,214    $       (6,794)   $   (33,977)
  Early conversion premium on convertible debentures                 (2,871)           (3,534)             -
  Accretion of convertible debentures                                (8,464)                -              -
  ---------------------------------------------------------------------------------------------------------------
  Net income (loss) for the year attributable to common      $        3,879    $      (10,328)   $   (33,977)
  shareholders
  ===============================================================================================================

  Earnings (loss) per share

  Basic                                                      $         0.06    $        (0.20)    $   (0.81)
  Fully Diluted                                              $         0.06    $        (0.20)    $   (0.81)
  Weighted average number of common shares outstanding

  Basic                                                          63,168,995        51,058,212       41,849,413
  Fully Diluted                                                  65,268,137        51,058,212       41,849,413


Pan American Silver Corp.
Consolidated Statements of Shareholders' Equity For the years ended December 31, 2004, 2003 and 2002 (in thousands of US dollars, except for shares)



                                                      Common shares
                                               ----------------------------    Convertible   Paid In
                                                  Shares        Amount         Debentures    Capital       Deficit        Total
--------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001                        37,628,234   $   130,723     $     -    $    1,120    $ (72,966)    $ 58,877
  Issued on exercise of stock options              1,445,400         6,186           -           (84)           -        6,102
  Issued on exercise of share purchase
    warrants                                          32,250            97           -             -            -           97
  Stock-based compensation                                 -             -           -           319            -          319
  Issued for cash, net of issue costs              3,450,000        15,599           -             -            -       15,599
  Issued for purchase of mining property             231,511         1,250           -             -            -        1,250
  Issued for purchase of royalty                     390,117         3,000           -             -            -        3,000
  Issued as compensation                              69,000           253           -             -            -          253
  Issued for purchase of silver stockpiles           636,942         4,000           -             -            -        4,000
  Other                                                    -             -           -           (28)           -          (28)
  Net loss for the year                                    -             -           -             -      (33,977)     (33,977)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                        43,883,454       161,108           -         1,327     (106,943)      55,492
  Issued on exercise of stock options              1,385,502         9,312           -        (1,471)           -        7,841
  Issued on exercise of share purchase
    warrants                                         100,943           509           -             -            -          509
  Stock-based compensation                                 -             -           -         2,871            -        2,871
  Issued for acquisition of subsidiary (Note 3)    7,636,659        54,203           -             -            -       54,203
  Fair value of stock options granted (Note 3)             -             -           -         1,136            -        1,136
  Fair value of share purchase warrants (Note 3)           -             -           -         8,889            -        8,889
  Issue of convertible debentures (Note 10)                -             -      63,201             -            -       63,201
  Convertible debentures issue costs (Note 10)             -             -           -             -       (3,272)      (3,272)
  Issued as compensation                               3,293            22           -             -            -           22
  Accretion of convertible debentures                      -             -       3,534             -       (3,534)           -
  Net loss for the year                                    -             -           -             -       (6,794)      (6,794)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                        53,009,851       225,154      66,735        12,752     (120,543)     184,098
  Issued on exercise of stock options                785,095         9,437           -        (3,965)           -        5,472
  Issued on exercise of share purchase
    warrants                                         544,775         1,965           -             -            -        1,965
  Stock-based compensation                                 -             -           -         2,189            -        2,189
  Issued for cash, net of issue costs              3,333,333        54,820           -             -            -       54,820
  Accretion of convertible debentures                      -             -       2,871             -       (2,871)           -
  Issued on conversion of convertible
    debentures                                     9,145,700        88,950     (68,973)            -       (8,464)      11,513
  Issued as compensation                              16,624           245           -             -            -          245
  Net income for the year (Restated - Note 3)              -             -           -             -       15,214       15,214
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                        66,835,378   $   380,571     $    633    $    10,976  $(116,664)   $ 275,516
================================================================================================================================



                  See accompanying notes to consolidated financial statements.



Pan American Silver Corp.
Consolidated Statements of Cash Flows For the years ended December 31, 2004, 2003 and 2002 (in thousands of US dollars)

                                                                               2004            2003           2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                    (Restated - Note 3)
Operating activities
Net income (loss) for the year                                           $     15,214    $      (6,794) $    (33,977)
Reclamation expenditures                                                       (1,347)             (61)            -
Items not involving cash
  Gain on sale of assets                                                      (23,747)            (318)            -
  Depreciation and amortization                                                10,869            3,325         4,872
  Write-down of non-producing property and property, plant and
    equipment                                                                   2,460                -        27,218
  Non-controlling interest                                                        179                -             -
  Debt settlement expenses                                                      1,208                -             -
  Future income taxes                                                              31                -             -
  Interest accretion on convertible debentures                                    366              595             -
  Stock-based compensation                                                      2,189            2,871           319
  Unrealized loss on commodity contracts                                        4,215
  Reclamation                                                                   1,315              303           860
  Operating cost provisions                                                    (1,209)             941        (4,463)
  Changes in non-cash working capital items (Note 14(a))                       (8,610)          (5,380)        4,361
--------------------------------------------------------------------------------------------------------------------------------
Cash generated by (used in) operating activities                                3,133           (4,518)         (810)
--------------------------------------------------------------------------------------------------------------------------------

Financing activities
  Shares issued for cash                                                       62,437            8,350        22,759
  Share issue costs                                                              (180)               -          (961)
  Convertible debentures                                                            -           86,250             -
  Convertible debentures issue costs                                                -           (3,272)            -
  Convertible debentures payments                                             (13,565)               -             -
  Repayment of credit line                                                          -                -        (1,265)
  Repayment of bank loans                                                           -                -        (2,060)
  (Repayment) proceeds of bank loans and capital lease                        (13,308)           7,737             -
--------------------------------------------------------------------------------------------------------------------------------
Cash generated by financing activities                                         35,384           99,065        18,473
--------------------------------------------------------------------------------------------------------------------------------

Investing activities
  Mineral property, plant and equipment expenditures                          (15,367)         (16,944)       (9,651)
  Non-producing property expenditures                                          (1,676)          (1,383)       (1,158)
  Acquisition of net assets of subsidiary, net of cash acquired               (36,214)           2,393             -
  Proceeds from sale of assets                                                 23,747              318             -
  Sale (purchase) of short-term investments                                     5,147          (74,925)            -
--------------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                             (24,363)         (90,541)      (10,809)
--------------------------------------------------------------------------------------------------------------------------------

Increase in cash during the year                                               14,154            4,006         6,854
Cash, beginning of year                                                        14,191           10,185         3,331
--------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                        $     28,345    $      14,191  $     10,185
================================================================================================================================



Supplemental Cash Flow Information (Note 14(b))

                  See accompanying notes to consolidated financial statements.

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




                                                       Ownership                 Operations & Development
          Subsidiary                        Location    interest  Status             Projects Owned
         ----------------------------------------------------------------------------------------------------

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

         c)   Inventories

         Dore and concentrate inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Direct smelting ore inventories are carried at the lower of average cost and net realizable value. Acquisition cost of direct smelting ore is charged to operations on a per tonne of ore sold basis (Note 4). Supplies inventory are valued at the lower of average cost and replacement cost, net of obsolescence. Inventories at December 31, 2004 included an obsolescence provision of $2,294,000 (2003 -

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------


         $1,996,000), of which $1,807,000 was written down as part of the write-off of the Quiruvilca mine in 2002.

         d) Mineral property, plant and equipment

                i. Mineral property, plant and equipment

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

                ii. Non-producing properties

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------


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

         During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". As permitted by

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

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

         l) Convertible debt instruments

         The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accreted by way

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

         of charge to earnings with a corresponding credit to the liability and interest payments are applied against the accrued liability. Accretion of the equity component is recorded as a direct charge to the deficit. Financing costs related to the placement of the convertible debt are charged to the deficit.

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

3.       RESTATEMENT

Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program as of January 1, 2004. In the fourth quarter of 2005 it was concluded that the Company's accounting for its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships. As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period. In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled. The effects of the change in accounting treatment are summarized in the tables below:




                                       As Previously Reported     As Restated
                                             December 31          December 31
Consolidated Balance Sheets                     2004                 2004
-------------------------------------------------------------------------------
Unrealized gain on commodity contracts     $           -        $         480
Prepaid and other                          $       1,684        $       1,211
Unrealized loss on commodity contracts     $           -        $       4,695
Deficit                                    $    (111,976)       $    (116,664)


                                      As Previously Reported     As Restated
                                        For the year ended    For the year ended
                                           December 31           December 31
Consolidated Statement of Operations            2004                  2004
--------------------------------------------------------------------------------
Revenue                                    $     92,896        $       94,825
Mine operating earnings                    $     12,865        $       14,794
Loss on commodity contracts                $          -        $      (6,617)
Net income for the period                  $     19,902        $       15,214
Adjusted   net   income   for  the  period $      8,567        $        3,879
    attributable to common shareholders
Basic earnings per share                   $       0.14        $         0.06
Diluted earnings per share                 $       0.13                  0.06

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

4.       BUSINESS ACQUISITIONS

         Morococha mining assets

         On August 26, 2004, the Company acquired an 80.7 per cent interest in Compania Minera Argentum S.A. ("Argentum"), which owns 70.0 per cent of the Morococha mine in central Peru, for $34,620,000 by way of a public offering for Argentum's common shares through the Lima Stock Exchange. The Company also acquired Compania Minera Natividad S.A. ("Natividad") for $1,500,000, which owns 30.0 per cent of the Morococha mine and holds numerous adjacent mineral concessions and a primary processing facility. Subsequent to the acquisition, the Company purchased an additional 2.0 percent interest by acquiring investment shares for $625,000.

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

         The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

                                                            As at June 30, 2004
         -----------------------------------------------------------------------
         Fair value of net assets acquired
                  Current assets (including cash of $657,000)       $     7,555
                  Mineral property, plant and equipment                  16,745
                  Non-producing properties                               40,472
                                                                         64,772
         Less:
         Accounts payable and accrued liabilities                        (3,937)
         Provision for asset retirement obligation and reclamation       (8,618)
                  Future income tax liability                           (14,146)
                  Non-controlling interest                               (1,200)
         ----------------------------------------------------------------------
         Total purchase price                                       $    36,871
         ======================================================================

         Consideration paid is as follows:
                  Cash                                              $     36,120
                  Acquisition costs                                         751
                      $                                                   36,871
         =======================================================================

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

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

         The acquisition was accounted for using the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

                                                     As at February 20, 2003
         -------------------------------------------------------------------
         Fair value of net assets acquired
              Current assets (including cash of $2,393,000)    $       2,512
              Mineral property, plant and equipment                    2,500
              Non-producing properties                                79,008
              Other assets                                                29
                                                                      84,049
         Less:
              Current liabilities                                       (104)
              Provision for future income tax liability              (19,035)
         --------------------------------------------------------------------
         Total Purchase Price                                  $      64,910
         ===================================================================

         Consideration paid is as follows:
              Common shares                                    $      64,228
              Acquisition costs                                          682
                                                               $      64,910
         ===================================================================

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

5.       INVENTORIES

         Inventories consist of:
                                                             2004          2003
         ----------------------------------------------------------------------
              Concentrate inventory                     $   3,827     $   4,474
              Direct smelting ore                           3,121         4,350
              Dore inventory                                2,168           217
         Materials and supplies                             4,229         1,472
         ----------------------------------------------------------------------
                                                           13,345        10,513
              Less: non-current direct smelting ore        (2,671)       (3,901)
              ------------------------------------------------------------------
                                                        $  10,674     $   6,612
              =================================================================

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

6.       MINERAL PROPERTY, PLANT AND EQUIPMENT

         Mineral property, plant and equipment consist of:

                                             December 31, 2004                        December 31, 2003
                                 -----------------------------------------------------------------------------------
                                               Accumulated                                Accumulated
                                    Cost      amortization        Net          Cost      amortization      Net
 -------------------------------------------------------------------------------------------------------------------
 Mineral properties
   Morococha mine, Peru          $     9,693  $      (169)    $      9,524   $        -    $        -   $       -
   La Colorada mine, Mexico            4,153         (421)          3,732         4,153           (44)      4,109
   Huaron mine, Peru                       1            -               1             1             -             1
 -------------------------------------------------------------------------------------------------------------------
                                      13,847         (590)         13,257         4,154           (44)      4,110
 -------------------------------------------------------------------------------------------------------------------
 Plant and equipment
   Morococha mine, Peru                8,515       (1,930)          6,585             -             -           -
   La Colorada mine, Mexico           23,514       (2,420)         21,094        21,743          (703)     21,040
   Huaron mine, Peru                  19,389       (7,659)         11,730        19,852        (6,355)     13,497
   Quiruvilca mine, Peru               6,523       (6,523)              -         6,212        (3,769)      2,443
   Other                                 706         (503)            203         2,567             -       2,567
 -------------------------------------------------------------------------------------------------------------------
                                      58,647      (19,035)         39,612        50,374       (10,827)     39,547
 -------------------------------------------------------------------------------------------------------------------
 Mine development and other
   Morococha mine, Peru                    9            -               9             -             -           -
   La Colorada mine, Mexico           27,181       (2,420)         24,761        20,482          (725)     19,757
   Huaron mine, Peru                  34,238       (8,380)         25,858        27,294        (4,871)     22,423
   Quiruvilca mine, Peru              19,078      (18,093)            985        19,264       (21,707)     (2,443)
   Other                                 198          (33)            165           664          (484)        180
 -------------------------------------------------------------------------------------------------------------------
                                      80,704      (28,926)         51,778        67,704       (27,787)     39,917
 -------------------------------------------------------------------------------------------------------------------
                                   $ 153,198  $   (48,551)     $  104,647    $  122,232   $   (38,658)   $ 83,574
 ===================================================================================================================


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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

7.       NON-PRODUCING PROPERTIES

         Non-producing properties consist of:

                                               2004                2003
-----------------------------------------------------------------------
Non-producing properties
  Morococha, Peru                       $      40,472       $         -
  Alamo Dorado, Mexico                         81,692             80,076
  Manantial Espejo, Argentina                   2,012             2,012
  Other                                         1,687             1,785
------------------------------------------------------------------------
                                        $     125,863        $    83,873
========================================================================

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

         San Vicente, Bolivia

         On December 1, 2001, the Company and Comibol entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes of ore during the life of the contract. The Company received the greater of $13,000 per month, a 4 per cent net smelter return royalty or depending on metal prices, 20 per cent - 30 per cent of net cash flow. The Company extended the contract with EMUSA to continue with small scale operation for an additional year, which concluded at the end of 2004

         On November 10, 2003, the Company entered into a separate agreement with EMUSA giving EMUSA the right to earn a 49 per cent interest in the Company's Bolivian subsidiary,

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

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

         Collectively, the Company recognized a gain of $23,747,000 from the sale of the Dukat property and the sale of surplus lands and mineral rights.

8.       OTHER ASSETS

         Other assets consist of:

                                           2004             2003
         ----------------------------------------------------------
         Prepaid taxes               $        -     $      2,441
         Long-term receivable               138            1,414
         Reclamation bonds                  105              105
         Other                              404                -
         ----------------------------------------------------------
                                    $       647     $      3,960
         ==========================================================

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

         On March 15, 2004, the Company sold its interest in the Tres Cruces property in Peru in exchange for 3,500,000 common shares (December 31, 2004 market value - $1,225,000) of New Oroperu Resources Inc. valued at the same carrying value of the Tres Cruces property.

9.       CURRENT LIABILTIES

         Accounts payable and accrued liabilities consist of:

                                                 2004                 2003
         ----------------------------------------------------- -----------------
         Trades accounts payable          $     12,153         $      8,781
         Payroll and related benefits            4,196                1,203
         Income taxes and other                  2,377                  422
         Royalties                               1,259                   29
         Provisions and other liabilities          346                   90
         ----------------------------------------------------- -----------------
                                          $     20,331         $     10,525
         ===================================================== =================

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

10.      BANK LOANS AND CAPITAL LEASE

         Bank loans and capital lease consist of:

                                                       2004             2003
         -----------------------------------------------------------------------
         Huaron pre-production loan facility   $        -       $      3,521
         La Colorada IFC project loan                   -              9,500
         -----------------------------------------------------------------------
                                                        -             13,021
         Current portion                                -             (2,625)
         -----------------------------------------------------------------------
                                                        -             10,396
         -----------------------------------------------------------------------

         Capital lease                                134                421
         Current portion                             (134)               (14)
         -----------------------------------------------------------------------
                                                        -                407
         -----------------------------------------------------------------------

                                               $        -       $     10,803
         =======================================================================

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------


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

         The Debentures were being accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The value of the Debentures was comprised of a $35,357,000 fair value of the Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder's option to convert the principal balance into common shares. These components have been measured at their respective fair values on the date the Debentures were issued. The $23,049,000 fair value of the future interest payments was classified as a liability and the $63,201,000 fair value of the Debentures and the conversion option have been classified in shareholders' equity. Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures is charged to deficit and the periodic accretion of the future interest payments is charged to operations. For the year ended December 31, 2004, the Company recorded accretion of $2,871,000 (2003 - $3,534,000) related to the Debentures and $366,000 (2003

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

         - $595,000) accretion expense was charged to operations with a credit to the liability component of the Debentures.

         During the period between April 7, 2004 and May 21, 2004 the Company offered an inducement (the "Offer") to the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures. Pursuant to this Offer the Company issued 9,135,043 common shares and made cash payments totaling $11,213,000 to the holders of $85,431,000 principal amount of the Debentures. The cost of this Offer was allocated based on the respective fair values of the debt and equity components at the date of redemption. The redemption of the Debentures resulted in a loss on redemption of the debt component of the Debentures of $1,364,000, while the redemption of the equity component of the Debentures resulted in an $8,464,000 charge to the deficit.

         As at December 31, 2004, the fair value of the outstanding Debentures was $767,000 (principal balance -$717,000), which includes the fair value ascribed to the holder's option to convert the principal balance into common shares.

12.      PROVISION FOR ASSET RETIREMENT OBLIGATION AND RECLAMATION

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

         A summary of the Company's provision for asset retirement obligation and reclamation is presented below:

         Balance at December 31, 2002                             $ 20,950
         Reclamation expenditures                                      (61)
         Accretion                                                     303
         ------------------------------------------------------------------
         Balance at December 31, 2003                               21,192
         Reclamation expenditures                                   (1,347)
         Accretion                                                   1,315
         Changes in estimates                                        2,234
         Amounts arising from business acquisition                   8,618
         ------------------------------------------------------------------
         Balance at December 31, 2004                             $ 32,012
         ==================================================================

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

13.      SHARE CAPITAL

         a) Transactions concerning stock options and share purchase warrants are summarized as follows:


                                             Incentive                  Share Purchase
                                         Stock Option Plan                 Warrants
                                   ------------------------------   ------------------------     Total
                                      Shares           Price         Shares        Price         Shares
                                   --------------   -------------   ----------   -----------  -------------

   Outstanding, December 31, 2001     3,045,300  $         4.27        669,360  $        3.26       3,714,660
   Year ended December 31, 2002
       Granted                          103,360  $  5.39 - 6.12                                       103,360
       Exercised                     (1,445,400) $  3.17 - 7.70        (32,250) $        3.00      (1,477,650)
       Expired                         (522,900) $         5.86                                      (522,900)
       Cancelled                        (15,000) $         3.17                                       (15,000)
                                   ------------- ----------------   ----------- --------------  --------------
   Outstanding, December 31, 2002     1,165,360  $         3.89        637,110  $        3.26       1,802,470
   Year ended December 31, 2003
       Granted                        2,214,847  $  3.51 - 9.26      3,818,329  $        9.26       6,033,176
       Exercised                     (1,385,502) $  3.51 - 9.26       (100,943  $ 5.00 - 9.26      (1,486,445)
       Cancelled                        (15,000) $         7.79              -              -         (15,000)
                                   ------------- ----------------   ----------- --------------  --------------
   Outstanding, December 31, 2003     1,979,705  $         6.69      4,354,496  $        8.56       6,334,201
   Year ended December 31, 2004
       Granted                                   $ 12.00 -18.73              -              -         570,000
       Exercised                                 $ 4.16 - 13.73       (544,679) $ 3.89 - 9.98      (1,329,774)
       Cancelled                                 $  7.70 - 9.98              -              -          (1,036)
                                                 $         8.14              -              -         (80,000)
                                   ------------- -- -------------   ----------- -------------  ---------------
                                                 $         9.90      3,809,817  $        9.98       5,493,391
                                   ============= ================   =========== =============  ===============



         The Company has reserved 3,920,260 common shares available for the future grant of stock options.

         The following table summarizes information concerning stock options outstanding as at December 31, 2004:

                                            Options Outstanding                    Options Exercisable
                               ----------------------------------------------   ---------------------------
                                                   Weighted
                                                   Average                       Number
                                   Number          Remaining     Weighted       Exercisable      Weighted
      Range of       Year        Outstanding as    Contractual   Average          as at         Average
      Exercise        of         at December 31,    Life          Exercise       December        Exercise
       Prices        Expiry         2004           (months)       Price         31, 2004          Price
------------------  ---------  ---------------   ----------   --------------   ------------   ------------
$   4.16 - 8.11      2006         124,666            16.36     $      5.32         88,000      $    4.16
$   8.04 - 8.40      2007         370,000            34.71     $      8.34        370,000      $    8.34
$   6.83 -12.00      2008         491,908            41.88     $      8.48        101,908      $    9.61
$  13.73 -18.73      2009         480,000            51.69     $     16.35        170,000      $   16.56
$          4.16      2010         217,000            71.47     $      4.16        217,000      $    4.16
                                                -------------  --------------   ------------   ------------
                                1,683,574            45.03     $      9.90        946,908      $    8.07
                                                =============  ==============   ============   ============


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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

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

14.      FINANCIAL INSTRUMENTS

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------


15.      SUPPLEMENTAL CASH FLOW INFORMATION

        a) CHANGES IN NON-CASH WORKING CAPITAL ITEMS

                                                      2004           2003           2002
-------------------------------------------------------------------------------------------
Changes in non-cash working capital items
  Accounts receivable                            $ (13,970)     $ (2,348)        $ 1,439

  Inventories                                        2,652        (1,975)        (1,592)

  Prepaid expenses                                     124         1,908          3,337

  Accounts payable and accrued liabilities           6,416        (4,702)         3,197

  Advances for metal shipments                      (3,884)        2,378         (1,913)

  Current portion of non-current liabilities            52          (641)          (107)
-------------------------------------------------------------------------------------------
                                                 $ (8,610)      $ (5,380)       $ 4,361
===========================================================================================


         b) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
            ACTIVITIES



                                                                        2004           2003       2002
-----------------------------------------------------------------------------------------------------------------
Shares issued on conversion of convertible debentures (Note 10)    $    88,950  $        -  $        -
Exchange of mineral property for marketable securities                     404           -           -
Shares issued for purchase of direct smelting ore stockpile                  -           -       4,500
Shares issued for purchase of royalty                                        -           -       3,000
Shares issued for acquisition of subsidiary (Note 3)                                54,203           -
Shares issued for purchase of mineral property                               -           -       1,250
Shares received in exchange for Tres Cruces option agreement                 -           -           1
Shares purchase warrants issued on acquisition of subsidiary (Note 3)        -       8,889           -
Stock options granted on acquisition of subsidiary (Note 3)        $         -  $    1,136  $        -

Operating activities included the following cash payments
  Interest paid                                                    $     2,663  $      561  $      988
  Income taxes paid                                                $     1,249  $      510  $        -


16.      SEGMENTED INFORMATION

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

         Segmented disclosures and enterprise-wide information are as follows:



                                         Mining and development                                         2004
                                      -------------------------      Investment &       (Restated - Note 3)
                                          Mexico          Peru        exploration    Corporate        Total
 --------------------------------------------------------------------------------------------------------------
 Revenue from external customers       $    11,938    $    84,401    $        -    $   (1,514)   $     94,825
 Gain on sale of assets                          -          3,583        20,164            -           23,747
 Interest and other income                      10            213           822         1,293           2,338
 Loss on commodity contracts                                                           (6,617)         (6,617)
 Interest and financing expenses              (229)          (304)            -          (365)           (898)
 Exploration                                   (84)          (172)       (3,582)            -          (3,838)
 Depreciation and amortization              (3,788)        (7,055)            -           (26)        (10,869)
 Net income (loss)                          (5,245)        18,271        17,358       (15,170)         15,214
 --------------------------------------------------------------------------------------------------------------
 Property, plant and equipment               6,378          8,943            10            36          15,367
 expenditures
 Segment assets                        $    55,702    $   136,432    $   87,611    $   90,341    $    370,086

                                         Mining and development
                                      -------------------------      Investment &                      2003
                                          Mexico          Peru        exploration    Corporate        Total
 --------------------------------------------------------------------------------------------------------------
 Revenue from external customers       $         -    $    45,122    $             $       -     $     45,122
                                                                              -

 Gain on sale of assets                          -              -             -          318              318

 Interest and other income                       -           (402)          581          318              497

 Interest and financing expenses                 -           (561)            -         (595)          (1,156)
 Exploration                                  (172)          (202)       (2,063)        (106)          (2,543)

 Depreciation and amortization                   -         (3,306)            -          (19)          (3,325)
 Net income (loss)                            (172)           638        (1,483)      (5,777)          (6,794)
 --------------------------------------------------------------------------------------------------------------
 Property, plant and equipment              11,436          5,467             -           41           16,944
 expenditures
 Segment assets                        $    47,501    $    57,254    $   86,656    $  88,472     $    279,883

                                         Mining and development
                                      -------------------------      Investment &                      2023
                                          Mexico          Peru        exploration    Corporate        Total
 --------------------------------------------------------------------------------------------------------------
 Revenue from external customers             1,545    $    42,588    $        -     $     960    $     45,093
 Interest and other income                       1            813           174           264           1,252
 Interest and financing expenses                 -           (988)            -             -            (988)
 Exploration                                  (152)           (11)       (1,043)            -          (1,206)
 Depreciation and amortization                (235)        (4,617)            -           (20)         (4,872)
 Net loss                                     (669)       (29,662)         (758)       (2,888)        (33,977)
 --------------------------------------------------------------------------------------------------------------
 Property, plant and equipment               7,654          1,976             -            21           9,651
 expenditures
 Segment assets                             34,964    $    51,676    $    4,548     $  11,757    $    102,945


                                                                                Mineral property, plant and
                                          Revenue                                        equipment
                    -----------------------------------------------------     ---------------------------------
                                2004
                       (Restated - Note 3)         2003           2002                 2004             2003
 --------------------------------------------------------------------------------------------------------------
 Peru                   $       84,401    $      45,122    $     42,588       $       93,659   $       36,436
 Canada                         (1,514)               -             960                   57               62
 Mexico                         11,938                -           1,545              133,581          127,734
 United States                       -                -               -                1,194            1,194
 Argentina                           -                -               -                2,012            2,012
 Bolivia                             -                -               -                    7                9
 --------------------------------------------------------------------------------------------------------------
                        $       94,825    $      45,122    $     45,093       $      230,510   $      167,447
 ==============================================================================================================

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------




                                                 2004           2003        2002
         -----------------------------------------------------------------------
         Revenue from third parties       $     813       $     563    $   170
         Investment income, net               1,334             403        269
         Power credits                          109              36        326
         Other revenue and expenses              82            (506)       187
         Sale of royalty                          -               -        300
         -----------------------------------------------------------------------
                                          $   2,338       $     496    $ 1,252
         =======================================================================

17.      SEVERANCE INDEMNITIES AND COMMITMENTS

         Severance indemnities and commitments
                                                                2004      2003
         ----------------------------------------------------------------------
         Severance indemnities                                 $ 569     $ 803
         Employee benefits liability                             927       562
         Other provision and non-current liabilities             788     1,087
         ----------------------------------------------------------------------
                                                               2,284     2,452
         Less: current portion                                  (742)     (326)
         ----------------------------------------------------------------------
                                                             $ 1,542    $2,126
         ======================================================================

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

         As at December 31, 2004, the Company has provisions and other non-current liabilities totaling $788,000 (2003 - $1,087,000) of which $445,000 (2003 - $Nil) is current.

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------



INCOME TAXES

         The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the income before tax provision due to the following:


                                                                        2004           2003        2002
                                                           (Restated - Note 3)
         --------------------------------------------------------------------------------------------------
         Statutory tax rate                                            35.6%            37.6%        39.6%
         (Provision) recovery of income taxes computed at
         statutory rates                                       $      (6,460)    $     2,653   $   13,454
         Non-deductible expenses                                        (779)         (1,088)        (126)
         Effect of tax benefits not previously recognized              5,511               -            -
         Effect of write-down of non-producing property not
         recognized in the period                                          -               -       (2,957)
         Effect of lower tax rates in foreign jurisdictions            6,244             (98)      (4,818)
         Tax benefit not recognized in the period that the
         loss arose                                                   (7,269)         (1,467)      (5,553)
         --------------------------------------------------------------------------------------------------

         Provision for income taxes                            $      (2,753)    $         -   $        -
         ==================================================================================================

         The tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities have been determined and are set out in the following table.


                                                                                        2004          2003
         ---------------------------------------------------------------------------------------------------
         Excess of tax value of mineral property, plant and equipment over    $       7,626   $      6,481
         book value
         Excess book value of liability over tax value                                9,541          6,357
         Capital losses and other                                                     5,130              -
         Canadian resource pools                                                      2,689          2,689
         Operating loss carryforwards                                                25,022         23,336
         ---------------------------------------------------------------------------------------------------
         Total future income tax asset                                               50,008         38,863
         Less: valuation allowance                                                  (34,005)       (24,353)
         ---------------------------------------------------------------------------------------------------
         Net future income tax asset                                                 16,003         14,510
         Excess book value of mineral property, plant and equipment over
         tax value                                                                  (49,215)       (33,545)
         ---------------------------------------------------------------------------------------------------
         Net future income tax liability                                      $     (33,212)  $    (19,035)
         ===================================================================================================


         Changes in the valuation allowance relate primarily to net operating losses which are not currently recognized. The Company has reviewed its future income tax assets and has not recognized potential tax benefits arising there from because at this time management believes it is more likely than not that benefits will not be realized in future years.

         Income taxes consist of:

                                                 2004      2003           2002
         ---------------------------------------------------------------------
         Income taxes - current              $ (2,723) $     -    $          -
         Income taxes - future                    (30)       -               -
         ---------------------------------------------------------------------
         Provision for income taxes          $ (2,753) $     -    $          -
         =====================================================================

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

         At December 31, 2004 the Company had the following operating loss carry forwards available for tax purposes:

                                                 Amount              Expiry
         ------------------------------------------------------------------
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

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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



                                                                   December 31, 2004 (Restated - Note 3)
                                                              ------------------------------------------------
                                                                       Total      Total       Shareholders'
Consolidated Balance Sheets                                           assets   Liabilities        Equity
------------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                                  $      370,086      $      94,570     $     275,516
Amortization of mineral property (a)                                  (1,700)              (595)           (1,105)
Deferred exploration (a)                                              (1,825)                 -            (1,825)
Increase in depletion expense (d)                                     (2,551)              (765)           (1,786)
Reclassify convertible debentures (b)                                      -                633              (633)
Net effect of other convertible debentures adjustments (b)                15                  2                13
-------------------------------------------------------------------------------------------------------------------
Reported under US GAAP                                        $      364,025      $      93,845     $     270,180
===================================================================================================================



                                                                             December 31, 2003
                                                                 -------------------------------------------

                                                                  Total          Total       Shareholders'
Consolidated Balance Sheets                                        assets    Liabilities       Equity
------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                                  $    279,883   $     95,785   $      184,098
Deferred exploration (a)                                            (1,993)             -           (1,993)
Amortization of mineral property (a)                                (1,700)          (595)          (1,105)
Reclassify convertible debentures (b)                                   -          63,201          (63,201)
Other comprehensive income (g)                                                      1,515           (1,515)
Deferred debt issue costs (b)                                        3,273              -            3,273
Amortization of debt issue costs (b)                                  (454)             -             (454)
Net affect on convertible debentures adjustments (b)                    -           1,292           (1,292)
-------------------------------------------------------------------------------------------------------------
Reported under US GAAP                                        $    279,009   $    161,198   $      117,811
=============================================================================================================

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------




                                                                December 31, 2004 (Restated - Note 3)
                                                   ------------------------------------------------------------------
                                                                                Additional
                                                        Common   Convertible     Paid in
Consolidated Statements of Shareholders' Equity         Shares    Debentures     Capital      Deficit         Total
---------------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                         $ 380,571       $   633     $10,976   $(116,664)      $275,516

Amortization of mineral property (a)                         -             -           -      (1,105)        (1,105)

Increase in depletion expense (d)                            -             -           -      (1,786)        (1,786)

Deferred exploration (a)                                     -             -           -      (1,825)        (1,825)
Net effect on convertible debentures adjustments (b)
                                                             -             -           -          13            13

Reclassify convertible debentures (b)                        -          (633)          -           -          (633)
------------------------------------------------- -------------------------------------------------------------------
Reported under US GAAP                               $ 380,571        $    -     $10,976   $(121,367)      $270,180
=====================================================================================================================




                                                              December 31, 2003 (Restated - Note 18(d))
                                                   -----------------------------------------------------------------
                                                                               Additional
                                                         Common    Convertible    Paid in
Consolidated Statements of Shareholders' Equity          Shares     Debentures    Capital      Deficit        Total
--------------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                           $225,154     $ 66,735     $ 12,752   $(120,543)    $184,098

Amortization of mineral property (a)                          -            -            -      (1,105)      (1,105)

Deferred exploration                                          -            -            -      (1,993)      (1,993)

Reclassify convertible debentures (b)                         -      (66,735)           -       3,534      (63,201)

Debt issue costs (b)                                          -            -            -       3,272        3,272
Net effect on convertible debentures adjustments
(b)                                                           -            -            -      (1,292)      (1,292)

Unrealized loss on commodity contracts (g)                    -            -            -      (1,515)      (1,515)

Amortization of debt issue costs (b)                          -            -            -        (453)        (453)
--------------------------------------------------------------------------------------------------------------------
Reported under US GAAP                                 $225,154       $    -     $ 12,752   $(120,095)    $117,811
====================================================================================================================



                                                                      December 31, 2002
                                                ---------------------------------------------------------------
                                                                          Additional
                                                  Common    Convertible    Paid in
Consolidated Statements of Shareholders' Equity   Shares     Debentures    Capital       Deficit      Total
---------------------------------------------------------------------------------------------------------------
Reported under Canadian GAAP                    $  161,108  $     -      $     1,327   $    06,943) $   55,492
Deferred exploration (a)                                 -        -                -        (1,993)     (1,993)
Reported under US GAAP                          $  161,108  $     -      $     1,327   $  (108,936) $   53,499
===============================================================================================================


PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------


         The following consolidated statements of operations are presented in conformity with US GAAP:


 Consolidated Statements of Operations                                2004             2003               2002
 ----------------------------------------------------------------------------------------------------------------
                                                           (Restated - Note 3)  (Restated - Note 18(d))
 Revenue                                                    $        94,825   $         45,122   $       44,361
 Expenses
   Operating                                                         69,162             39,778           43,161
   General and administrative                                         6,241              5,625            2,017
   Depreciation, depletion and amortization (a)(d)                   13,588              5,025            4,872
   Reclamation                                                        1,315                303              860
   Exploration                                                        3,838              2,543            1,206
   Debt settlement expenses (b)                                      13,534                  -                -
   Write-down of assets                                               2,460                  -           27,218
 ----------------------------------------------------------------------------------------------------------------
                                                                    110,138             53,274           79,334
 ----------------------------------------------------------------------------------------------------------------
 Loss before the undernoted                                         (15,313)            (8,152)         (34,973)
 Interest and other income (g)                                        1,597                894            1,252
 Interest expense                                                    (1,971)            (2,448)            (988)
 Gain/(Loss) on commodity contracts                                  (5,102)            (1,515)             732
 Amortization of debt issue costs (b)                                (2,804)              (454)               -
 Gain on sale of assets                                              23,747                  -                -
 ----------------------------------------------------------------------------------------------------------------
 Income (loss) before income taxes and non-controlling                  154            (11,675)         (33,977)
 interest
 Income tax (provision) recovery                                     (1,988)               595                -
 Non-controlling interest                                              (179)                 -                -
 ----------------------------------------------------------------------------------------------------------------
 Net (loss) for the year                                    $        (2,013)  $        (11,080)  $      (33,977)
 ================================================================================================================

 Basic and fully diluted (loss) per share                   $         (0.03)  $          (0.22)  $        (0.81)

 Weighted average number of common shares outstanding
   Basic                                                         63,168,995         51,058,212       41,849,413
   Fully Diluted                                                 65,268,137         51,058,212       41,849,413


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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

              ii) Under Canadian GAAP capitalized costs related to
                  non-producing mineral properties are only amortized after the commencement of operations. Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly were amortized on a straight-line basis over the life of the mineral rights. This resulted in the Company recording amortization of $1,700,000 during 2003 (2002-$Nil) with respect to mining rights acquired in 2003. The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04-02, "Whether Mineral Rights are Tangible or Non-Tangible Assets". The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. The Company has adopted this new guidance with effect from 2004 on a prospective basis. The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1,700,000 ($1,190,000 net of income taxes). This change conforms US GAAP with Canadian GAAP.

         b)   Convertible debentures

              In May 2003, FASB Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" was issued. This Statement requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatory redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860. Application of this section results in the accounting as described in Note 9 in the Company's consolidated financial statements for the year ended December 31, 2003, with the principle component of the debenture being treated as equity. Under US GAAP, liabilities at December 31, 2004 would increase by $633,000 (December 31, 2003 - $66,735,000) and shareholders'
              equity would decrease by a corresponding amount. Debt issue expenses of $3,273,000 would be reclassified from shareholders' equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures. During 2004, most of the debentures were converted into equity, which gave rise to a higher amortization of debt issue costs of $2,804,000.

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

         c)   Business combinations (Restated - Note 3)

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


                                                        Pan American        Morococha
     Year ended December 31, 2004                       Silver Corp.         mine (a)        Combined
     ----------------------------------------------------------------------------------------------------
     Revenue                                                 94,825           16,630     $    111,455
     Net (loss) for the year                                 (2,013)             (29)          (2,042)
     Proforma basic and diluted (loss) per share              (0.02)             n/a     $      (0.02)

                                                        Pan American        Morococha
     Year ended December 31, 2003                       Silver Corp.         mine (b)        Combined
     -------------------------------------------------------------------------------------------------
     Revenue                                                 45,122           23,377     $       68,499
     Net loss for the year                                   (9,565)          (3,005)           (12,570)
     Proforma basic and diluted loss per share                (0.19)             n/a     $        (0.25)


     (a)  Morococha's operating results for the six months ended June 30, 2004, net of taxes
     (b)  Includes $1,120,000 share of water treatment plant costs, net of taxes


         d)   Depreciation and depletion

              Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only. This difference would result in a $2,551,000 increase in depletion (2003 and 2002-$Nil), with a corresponding increase to accumulated depletion. In addition, future income tax liability would decrease by $765,000 (2003 and 2002-$Nil), with a corresponding decrease to income tax expense.

         e) Derivatives and hedging activities (Restated - Note 3)

              Under Canadian GAAP, derivatives hedging transactions are off-balance sheet until the hedge transaction is recorded. The hedged transactions are recorded at the hedge amount.

              Under US GAAP, derivative transactions are recorded at its fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivatives are recorded each period in current earnings (loss). Appropriate accounting for changes in the fair value of derivatives held is dependent on whether the derivative transaction qualifies as an accounting hedge and on the classification of the hedge transaction. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of changes in fair value of the derivative are recorded in OCI, and are recognized in the Consolidated Statement of Operations when the hedged item affects earnings.

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------

              Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings.

              This GAAP difference results in a decrease in accounts receivable of $473,000 (2003- $Nil), a charge to earnings of $3,192,000 (2003-$1,515,000; 2002-$Nil) and an increase in unrealized fair value of derivatives (liability) of $4,234,000 (2003-$1,515,000).

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

         g)   Other comprehensive income (Restated - Note 3)

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



                                                                  2004           2003          2002
         --------------------------------------------------------------------------------------------
         Net loss under US GAAP                            $    (2,013) $    (11,080)  $    (33,977)

           Unrealized gain (loss) on available for sale
         securities                                                741           (80)             -
           Foreign exchange adjustment                               -             -            (28)
         --------------------------------------------------------------------------------------------
         Comprehensive net loss under US GAAP              $    (1,272) $    (11,160)  $    (34,005)
         ============================================================================================

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

PAN AMERICAN SILVER CORP.
Notes to consolidated financial statements
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)
-------------------------------------------------------------------------------


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

                                                                 Document No. 3

RESTATED
--------

Management's Discussion and Analysis of Financial Condition and Results of Operations February 24, 2005

Introduction

This MD&A reflects the effects of the restatement on the consolidated financial statements for the year ended December 31, 2004 related to the Company's accounting of derivative instruments. Please see Note 3 of the audited consolidated financial statements for discussion on this matter. Apart from revisions described under Note 3 "Restatement", this MD&A has not been revised for new events or developments.

Management's discussion and analysis ("MD&A") focuses on significant factors that have affected Pan American Silver Corp.'s and its subsidiaries ("Pan American" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein. Pan American's reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Pan American's significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles that would have affected the Company's reported financial results are set out in Note 19.

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

The fair value of assets and liabilities acquired through the acquisition of Morococha are summarized as follows:

                                                                      ($'000)
    Current assets (including cash of $657)                       $    7,555
    Mineral property, plant and equipment                             16,745
    Non-producing properties                                          40,472
                                                                      ------
                                                                      64,772
    Less:
      Accounts payable and accrued liabilities                        (3,937)
      Non-controlling interest                                        (1,200)
      Provision for asset retirement obligation and reclamation       (8,618)
      Future income tax liability                                    (14,146)
                                                                  ----------
    Total purchase price                                          $   36,871
                                                                  ----------

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



-----------------------------------------------------------------------------------------------------------------
                                                     Quarters ended (unaudited)                    Years Ended
-----------------------------------------------------------------------------------------------------------------
               2004                    March 31       June 30       Sept. 30         Dec.31          Dec. 31
-----------------------------------------------------------------------------------------------------------------
Revenue                              $    15,708   $     21,179   $     27,916   $      30,022    $     94,825
Mine operating earnings*             $     2,395   $      2,640   $      6,357   $       3,402    $     14,794
General & Administrative             $      (803)  $     (1,202)  $       (934)  $      (3,302)   $     (6,241)
Exploration                          $      (528)  $     (1,137)  $      1,213   $        (960)   $     (3,838)
Net income (loss) for the period     $    (2,023)  $      3,352   $        358   $      13,527    $     15,214
Net profit/(loss) per share          $     (0.08)  $     (0.09)   $       0.01   $        0.21    $       0.06
                                        ----------    -----------    -----------     ----------     -----------

Other financial information:
Total Assets                                                                                      $    370,086
Total long-term financial liabilities                                                             $     68,279
Total Shareholders Equity                                                                         $    275,516

-----------------------------------------------------------------------------------------------------------------
               2003                    March 31       June 30       Sept. 30         Dec.31          Dec. 31
-----------------------------------------------------------------------------------------------------------------
Revenue                              $      7,822  $     12,553   $     11,890   $      12,857    $     45,122
Mine operating earnings*             $        (78) $        758   $      1,258   $          81    $      2,019
General & Administrative             $       (401) $       (582)  $       (565)  $      (4,077)   $     (5,625)
Exploration                          $       (496) $       (492)  $       (600)  $        (955)   $     (2,543)
Net income (loss) for the period     $     (1,573) $     (1,156)  $     (1,225)  $      (2,840)   $     (6,794)
Net profit/(loss) per share          $     (0.03)  $     (0.02)   $      (0.10)  $       (0.05)   $      (0.20)
                                        ----------    -----------    -----------     ------------

Other financial information:
Total Assets                                                                                      $    279,883
Total long-term financial liabilities                                                             $     73,137
Total Shareholders Equity                                                                         $    184,098

-----------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------
                  2002                      March 31       June 30       Sept. 30        Dec.31       Dec. 31
--------------------------------------------------------------------------------------------------------------

Revenue                                   $   10,199           11,615  $     11,195   $     12,084  $   45,093
Mine operating loss*                      $     (432)    $       (627) $     (1,568)  $       (313) $   (2,940)
General & Administrative                  $     (359)    $       (498) $       (379)  $       (781) $   (2,017)
Exploration                               $      (83)    $       (260) $       (234)  $       (629) $   (1,206)

Net loss before Write-down of Properties  $   (1,303)          (1,247)       (2,258)        (1,951)     (6,759)
Write-down of Properties                  $        0                0       (15,129)       (12,089)    (27,218)
Net income (loss) for the period          $   (1,303)    $     (1,247) $    (17,387)  $    (14,040)    (33,977)
                                               (0.03)
Net profit/(loss) per share               $              $      (0.03)  $     (0.04)         (0.35)      (0.81)
                                             -----------    ----------    -----------    ----------    ----------

Other financial information:
Total Assets                                                                                        $  102,945
Total long-term financial liabilities                                                               $   27,222
Total Shareholders Equity                                                                           $   55,492
-----------------------------------------------------------------------------------------------------------------



Note: *Mine operating earnings/ (loss) is equal to revenue less operating expenses less depreciation and amortization.
The Company did not declare or pay any dividends during the periods under review.


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

Mine operating earnings, defined as revenue less operating expenses and depreciation and amortization, increased by 633 per cent in 2004 from $2.0 million to $14.8 million as a result of the improving price environment for the metals that the Company produces together with the addition of the Morococha mine. This improvement in mine operating earnings can be seen in stronger gross revenue margins (operating profit/revenue), which increased from 11.8 per cent in 2003 to 27.1 per cent in 2004 and more than offset the impact of higher depreciation and amortization charges in 2004.

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

The Company recorded a loss on commodity contracts of $6.6 million during 2004, of which $4.2 million was unrealized. The unrealized losses comprised a negative mark-to-market on zinc and lead contracts of $4.7 million partially offset by $0.5 million positive mark-to-market on silver fixing contracts.

For the fourth quarter of 2004, the Company recorded net income after tax of $13.5 million, primarily as a result of the $20.1 million gain on sale of Dukat, partially offset by the $2.5 million non-cash write-off of obsolete assets. The financial results for the fourth quarter of 2004 were influenced by the fact that the Company became taxable in Peru. Also recorded in the fourth quarter's costs were mandatory workers participation expenses and bonuses totaling $1.2 million to the employees and workers at Huaron, Morococha and Quiruvilca mines in recognition for the record operating performance achieved at each mine during 2004.

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




------------------------------------------------------------------------------------------------------------
                                          2005
                                      Forecast          2004           2003           2002          2001
------------------------------------------------------------------------------------------------------------
Production
Silver ounces                       13,637,990    11,182,030      8,641,914      7,765,154     6,940,171
Zinc tonnes                             43,873        34,086         31,797         39,081        30,894
Lead tonnes                             17,912        16,694         18,990         20,790        17,187
Copper tonnes                            4,407         3,426          3,143          2,847         2,163

Costs
Cash cost per ounce                      $4.11         $4.25          $4.09          $4.03         $4.35
Non-cash cost per ounce                  $1.15         $1.08          $0.53          $0.76         $0.68
Total Cost per ounce                     $5.26         $5.33          $4.62          $4.79         $5.03
-------------------------------------------------------------------------------------------------------------


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


Huaron mine

The Company's largest silver producing mine, Huaron produced 6 per cent less ounces of silver in 2004 as compared to 2003 as a result of a reduction in ore grades and lower recoveries, yet still generated mine operating earnings of $5.1 million. Aided by higher metal prices, this performance was achieved by increasing tonnage milled by 5 per cent to take advantage of excess capacity in the milling facility. As can be seen in the table that follows, the Company plans to continue to increase the annual tonnes milled at Huaron in 2005:




-------------------------------------------------------------------------------------------------------------
                                          2005          2004           2003           2002          2001
                                      Forecast
-------------------------------------------------------------------------------------------------------------
Tonnes Milled                          683,200       635,845        605,790        606,300       367,274

Silver ounces                        4,197,897     4,080,737      4,365,061      4,527,971     2,897,946
Zinc tonnes                             17,033        15,041         18,855         20,896         9,574
Lead tonnes                              9,392        10,569         14,246         14,006         8,445
Copper tonnes                            2,051         1,754          1,332          1,740           959
Tonnes Shipped
   Zinc concentrate                     33,860        34,314         34,819         43,988        14,237
   Lead concentrate                     19,444        20,253         27,602         26,219        14,723
   Copper concentrate                    9,213         7,030          5,687          6,249         3,915

Cost per tonne                          $40.74        $40.32         $41.87         $38.71        $39.73
Cash cost per ounce                      $4.10         $3.90          $3.92          $3.66         $3.55
Non-cash cost per ounce                  $1.09         $1.16          $0.70          $0.46         $0.36
Total Cost per ounce                     $5.19         $5.06          $4.62          $4.12         $3.91
-------------------------------------------------------------------------------------------------------------




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


Quiruvilca mine

2003 saw a significant transformation at Quiruvilca. Production levels at the mine were reduced in August of 2003 from approximately 45,000 tonnes per month to approximately 30,000 tonnes per month with the closure of the high-cost North Zone. At this reduced rate, the mine has been able to process higher-grade ore and decrease its operating costs to the point where it became Pan American's most profitable mine in 2004, generating $9.5 million in mine operating earnings. Quiruvilca produced more silver in 2004 compared to 2003, despite that fact that it milled 14% less tonnage. Last year, Management expected that Quiruvilca would possibly close in the third quarter of 2004; however, exploration success during 2004 has enabled management to prepare a mine plan that will see mining activities continuing at the Quiruvilca mine for at least the next three years and likely beyond. The following table sets out Management's forecasts for Quiruvilca in 2005 and historical production and cost data going back to 2000.


-------------------------------------------------------------------------------------------------------------------
                                          2005         2004         2003         2002          2001          2000
                                      Forecast
-------------------------------------------------------------------------------------------------------------------
      Tonnes Milled                    389,776      381,237      442,093      508,352       568,451       615,382

      Silver ounces                  2,327,631    2,530,869    2,493,908    2,509,689     3,259,372     3,611,589
      Zinc tonnes                       10,915       11,709       12,509       17,852        21,009        24,462
      Lead tonnes                        3,050        3,803        4,361        6,468         8,358         8,740
      Copper tonnes                      1,243        1,081        1,811        1,107         1,204         1,215
      Tonnes Shipped
         Zinc concentrate               19,139       19,657       27,481       27,511        39,475        42,039
         Lead concentrate                5,641       11,048        6,425        9,901        12,975        14,899
         Copper concentrate              7,202        6,268        7,938        4,706         5,602         5,970

      Cost per tonne                    $41.86       $45.00       $39.20       $40.01        $43.23        $44.14
      Cash cost per ounce                $4.03        $3.63        $5.01        $5.15         $4.71         $3.20
      Non-cash cost per ounce            $0.40        $0.25        $0.17        $1.37         $0.95         $0.82
      Total Cost per ounce               $4.43        $3.88        $5.18        $6.52         $5.66         $4.02
-------------------------------------------------------------------------------------------------------------------



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


Morococha mine

Pan American acquired an 81 per cent interest in the Morococha mine with effect from July 1, 2004 and has subsequently purchased an additional 5 per cent interest. Morococha was immediately accretive to production, cash flow and earnings. Morococha generated $2.2 million of mine operating earnings and $5.2 million in operating cash flow before non-cash working capital items in the second half of 2004. The following table sets out the production and cost data for the second half of 2004 together with Management's expectations for 2005:

--------------------------------------------------------------
                                          2005
                                      Forecast       2H 2004
--------------------------------------------------------------
Tonnes Milled                          439,371       212,172

Silver ounces                        2,557,172     1,259,451
Zinc tonnes                             12,924         5,902
Lead tonnes                              5,470         2,186
Copper tonnes                              975           538
Tonnes Shipped
   Zinc concentrate                     25,417        13,613
   Lead concentrate                     10,954         4,416
   Copper concentrate                    4,129         2,399

Cost per tonne                          $39.47        $42.03
Cash cost per ounce                      $3.42         $4.41
Non-cash cost per ounce                  $1.54         $1.53
Total Cost per ounce                     $4.97         $5.94
-------------------------------------------------------------
* Production and cost figures are for Pan American's share only.


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




--------------------------------------------------------------------------------------------
                                        2005
                                      Forecast         2004           2003           2002
--------------------------------------------------------------------------------------------
Tonnes Sold                             80,352        79,451         62,255          9,018
Silver ounces                          961,192       961,869        790,803        101,459

Cost per tonne                           $0.48         $1.32          $0.47          $0.00
Cash cost per ounce                      $3.41         $2.95          $2.15          $1.50
Non-cash cost per ounce                  $0.68         $0.63          $0.66          $0.63
Total Cost per ounce                     $4.09         $3.58          $2.81          $2.13
--------------------------------------------------------------------------------------------

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

At the time of this MD&A the Company was in negotiations with both EMUSA and COMIBOL regarding the further development of the San Vicente mine. Pan American has proposed a 400-tonne per day operation, which will initially utilize a mill owned by EMUSA while the Company completes an evaluation of the potential to upgrade and restart the 600 tonne per day Vetillas plant located on the San Vicente mine site. The following table shows Management's expectations of our 50 per cent interest in San Vicente for 2005, assuming that agreements are reached with EMUSA and COMIBOL to allow the operation to commence in March 2005:

---------------------------------------------------------------
                                          2005
                                      Forecast          2004
---------------------------------------------------------------
Tonnes Milled                           60,000        27,017
Silver ounces                          735,441       313,029
Zinc tonnes                              3,000         1,312
Copper tonnes                              138            53
Tonnes Shipped
   Zinc concentrate                      5,357
   Copper concentrate                      861

Cost per tonne                          $37.86
Cash cost per ounce                      $2.23
Non-cash cost per ounce                  $0.18
Total Cost per ounce                     $2.41
---------------------------------------------------------------

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

---------------------------------------------------------------
                                          2005
                                      Forecast            2004
---------------------------------------------------------------
Tonnes Milled                          216,000         171,155

Silver ounces                        2,858,657       2,036,075
Zinc tonnes                                  0             122
Lead tonnes                                  0             136

Cash cost per ounce                      $5.53         $  6.23
Non-cash cost per ounce                  $1.92         $  1.88
Total Cost per ounce                     $7.45         $  8.12
---------------------------------------------------------------

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



                     ($'000's)                                            2004            2003           2002
Operating Expenses                                                   $  69,162       $  39,778       $ 43,161
Add / (Subtract)
Cost of Metals Lost in Smelting & Refining                               7,191           4,293          2,854
By Product Credits for zinc, lead, copper and gold                     (29,610)        (15,281)       (17,984)
Change in Inventory                                                       (379)          1,467          1,042
Mining Royalties & Worker's Participation                                 (514)
Shipping and Selling Adjustment                                           (174)             49            852
Financing Costs                                                            487             563            924
Miscellaneous income / (costs)                                           1,117             456           (292)
La Colorada costs excluded from calculation                                                            (1,818)
Minority Interest Adjustment                                            (1,091)
----------------------------------------------------------------------------------------------------------------
Cash Costs                                             A                46,188          31,325         28,739
Add / (Subtract)
Depreciation and Amortization                                           10,869           3,325          4,872
Reclamation                                                              1,315             303            806
Miscellaneous income / (costs)                                             (57)            373           (234)
Minority Interest Adjustment                                              (386)
----------------------------------------------------------------------------------------------------------------
Total Costs                                            B                57,930          35,326         34,183
Silver Production (oz.)                                C            10,869,001       7,649,772      7,139,119
----------------------------------------------------------------------------------------------------------------

Cash Costs per ounce                              (A*$1000)/C     $       4.25  $         4.09  $        4.03


Total Costs per ounce                             (B*$1000)/C     $       5.33  $         4.62  $        4.79



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

Working capital at December 31, 2004 was $110.0 million, an improvement of $28.0 million from the prior year-end. The improvement is due largely to the $18.2 million increase in accounts receivable, the $9.0 million increase in cash plus short-term investments, a $4.1 million increase in inventories and a net $3.4 million increase in current liabilities.

Capital resources at December 31, 2004 amounted to shareholders' equity of $275.5 million. At the date of this MD&A, the Company had issued 66,867,570 shares.

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

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program. In the fourth quarter of 2005 it was concluded that the Company's accounting for its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relations. As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from march 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004.

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

Risks and Uncertainties

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The Company's revenues are directly dependent on metal prices that may fluctuate widely and are beyond the Company's control. Since the Company's revenue is derived approximately 53 per cent from silver, 29 per cent from zinc, 10 per cent from lead and the balance from copper and gold, changes in silver and zinc prices have the greatest impact on the Company's earnings potential. The following graphs set out the London silver fixing price activity and the London Metal Exchange Cash Settlement prices for zinc for the period January 2004 through December 2004, and show the volatile nature of the price for these metals in 2004.

                              [GRAPHIC OMITTED]



                              [GRAPHIC OMITTED]

The following table illustrates the effect of changes in silver and zinc prices on anticipated net revenue for 2005, taking into account the Company's forward sales commitments for zinc:


                                                Zinc prices
        ------------------------------------------------------------------------
        US $'000's       $      900     $     1,000    $     1,100    $    1,200
        ------------------------------------------------------------------------

          $       5.00   $   92,172     $    93,188    $    93,984    $   94,620
 Silver   $       5.50   $   98,314     $    99,328    $   100,084    $  100,753
 prices   $       6.00   $  104,447     $   105,457    $   106,210    $  106,876
          $       6.50   $  110,570     $   111,577    $   112,326    $  112,989
          $       7.00   $  116,684     $   117,697    $   118,433    $  119,093
        ------------------------------------------------------------------------

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

Employee relations

Pan American's business depends on good relations with its employees. Certain of the Company's employees and the employees of Peruvian mining contractors indirectly employed by the Company, are represented by unions. At December 31, 2004, there were 239 employees represented by the Sindicato de Trabajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the "Quiruvilca Union") and 65 employees represented by the Sindicato de Trabajadores de Shorey y Anexos (the "Shorey Union"). There are also 15 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.

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

In connection with restating the Registrant's consolidated financial statements as provided in this Form 40-F/A, the Registrant's Chief Executive Officer and Chief Financial Officer, with the participation of other management, re-evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on the re-evaluation by the Chief Executive Officer and Chief Financial Officer, and for the reasons described in Item B below, they concluded that the Registrant's disclosure controls and procedures were not effective as of the end of the period covered by this report. However, as a result of the steps taken by the Registrant since the end of the period covered by this Form 40-F/A, and as disclosed in the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures were effective as of December 31, 2005.

B.       Changes in Internal Control Over Financial Reporting

As described in Document No. 2 to this Annual Report, the Registrant restated its unaudited consolidated financial statements for the first three quarters of 2004 and its audited consolidated financial statements for the fiscal year ended December 31, 2004. The Registrant implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program in 2004. Its external auditors, Deloitte and Touche LLP, reviewed the initial implementation and concurred with the hedge accounting treatment as reported. The restatement became necessary when the Registrant concluded in fiscal 2005 that its accounting treatment of its forward contracts (collectively, the "commodity contracts") for the sale of base metals (lead and zinc) and silver, and its forward contracts for purchasing Mexican pesos with U.S. dollars did not technically qualify for hedge accounting under AcG-13, Hedging Relationships. The Registrant has since modified its hedge accounting policy for the accounting treatment of its commodity contracts accordingly. The Registrant's restated audited consolidated financial statements for the fiscal year ended December 31, 2004 reflect the change in the accounting treatment. The effect of these changes is a non-cash earnings decrease of $4.7 million after tax for the year ended December 31, 2004. The restatement represents a change in accounting treatment and has no economic impact on the Registrant and its cash flows. The details of the Registrant's base-metal forward contracts, which have been previously disclosed, have not changed. The reconciliation of results reported in accordance with generally accepted accounting principles
(GAAP) in Canada with United States GAAP has also been restated to reflect the items above.

The Registrant was required to restate its consolidated financial statements, as discussed above, in connection with the Registrant's incorrect interpretation of a complex accounting issue. To address its systems of internal controls over financial reporting, the Registrant is committed to obtaining expert disclosure advice from another public accounting firm, separate from Deloitte & Touche LLP, in conjunction with the interpretation of complex accounting issues encountered in the future. The Registrant considers this the most effective course of action to remediate the material weakness in internal controls.

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


                                           PAN AMERICAN SILVER CORP.


Dated: April 5, 2006                       By:   /s/ Robert Pirooz
                                                 ------------------------------
                                           By:    Robert Pirooz
                                           Title: General Counsel and Secretary

                                 EXHIBIT INDEX

   Number            Document
   ------            --------

      1.             Consent of Deloitte & Touche LLP

     31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

     32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

     33. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 1 to the Annual Report on Form 40-F*

     34. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 2 to the Annual Report on Form 40-F

     35. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 2 to the Annual Report on Form 40-F


     ---------------
     * Previously filed.