Form 40-F
period 2006-12-31
PAN AMERICAN SILVER CORP
filed 2007-03-30
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number 0-13727

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1044 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No..)
1500 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
(604) 684-1175
(Address and telephone number of Registrants’ principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, No Par Value	Name of each exchange on which registered The NASDAQ Stock Market Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual information form      ☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.
The Registrant had 76,195,426 Common Shares
outstanding as at December 31, 2006
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such Rule.
Yes ☐ 82-   ______    No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:	Annual Information Form for the year ended December 31, 2006, dated March 21, 2007.

Document No. 2:	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006.

Document No. 3:	Audited Consolidated Financial Statements for the financial year ended December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F.

Document No. 1

Annual
Information
Form
For the Year
Ended December 31, 2006
Dated: March 21, 2007
1500-625 Howe Street
Vancouver, British Columbia
V6C 2T6
Web Site: www.panamericansilver.com

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     This Annual Information Form, and the documents incorporated by reference herein, contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian provincial securities laws relating to Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this Annual Information Form, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:
•	the sufficiency of Pan American’s current working capital and anticipated operating cash flow;

•	the accuracy of mineral reserve and resource estimates and estimates of future production and future cash and total costs of production at Quiruvilca, Huaron, Morococha, La Colorada, San Vicente, Alamo Dorado, Manantial Espejo, the stockpiles or other properties;

•	estimated production rates for silver and other payable metals produced by Pan American, timing of production and the cash and total costs of production at each of the Company’s properties;

•	the estimated cost of and availability of funding for ongoing capital replacement or improvement programs;

•	the estimated cost of construction, development and ramp-up of Alamo Dorado, Manantial Espejo or other projects;

•	the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies prepared in relation to development of projects;

•	estimated exploration expenditures to be incurred on the Company’s various silver exploration properties;

•	compliance with environmental regulations;

•	the effects of laws, regulations and government policies affecting the Company’s operations;

•	forecast capital and non-operating spending; and

•	future sales of the metals produced by Pan American.
     These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Annual Information Form including, without limitation, risks related to technological and operational nature of the Company’s business, changes in local government legislation, taxation or the political or economic environment, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters to deal with unanticipated economic factors, future prices of silver, gold and base metals, increased competition in the mining industry for properties, equipment, qualified personnel, and their rising costs, unpredictable risks and hazards relating to the operation and development of our mines or properties, the speculative nature of exploration and development, as well as those factors identified under the captions “Outlook for 2007” and “Competitive Conditions” and “Risks Related to Pan American’s Business” in this Annual Information Form. Investors are cautioned against attributing undue certainty to forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.
Please see Cautionary Note to U.S. investors Concerning Estimates of Measured, Indicated and Inferred Resources on page 2 of this Annual Information Form.

-i-

-ii-

INTRODUCTION
     In this Annual Information Form, the term “Company” refers to Pan American Silver Corp. and the term “Pan American” refers to the Company and its direct and indirect subsidiaries.
Reporting Currency
     Pan American’s reporting currency is the United States dollar. Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in United States dollars. References to “C$” are to Canadian dollars.
Accounting Policies and Financial Information
     Financial information is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise indicated, financial information contained in this Annual Information Form is presented in accordance with Canadian GAAP. Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 20 to the Consolidated Financial Statements of the Company for the year ended December 31, 2006. The Consolidated Financial Statements of the Company for the year ended December 31, 2006 are incorporated by reference herein and are available on SEDAR at www.sedar.com.
     This Annual Information Form refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, please refer to the Company’s Management’s Discussion and Analysis where detailed descriptions and reconciliations, where applicable, have been provided.
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
Glossary of Terms
     The glossary of terms set forth under the heading “Glossary of Terms” of this Annual Information Form contains definitions of certain terms used herein.

Scientific and Technical Information
     Scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared under the supervision of, or has been reviewed by, Michael Steinmann, Senior Vice President, Geology and Exploration of Pan American and Martin Wafforn, Vice President, Mine Engineering of Pan American. Scientific or technical information relating to the geology of particular properties, and the exploration programs described in this Annual Information Form, are prepared and/or designed and carried out under the supervision of Michael Steinmann, Senior Vice President, Geology and Exploration of Pan American.
     Each of Michael Steinmann and Martin Wafforn is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.
Classification of Mineral Reserves and Resources
     In this Annual Information Form, the definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
     In this Annual Information Form, the terms “measured resources” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.
     This Annual Information Form also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.
CORPORATE STRUCTURE
Incorporation
     The Company is the continuing corporation of Pan American Energy Corporation, which was incorporated under the Company Act (British Columbia) on March 7, 1979. The Company underwent two name changes by way of amendment to its memorandum, the last occurring on April 11, 1995, when the present name of the Company was adopted. Amendments to the memorandum of the Company to date have been limited to name changes and capital alterations. In May of 2006, the Company obtained shareholder approval to amend its memorandum and articles including the increase in the authorized share capital of the Company from 100,000,000 to 200,000,000 common shares in connection with the Company’s required transition under the Business Corporations Act (British Columbia).
     The Company’s head office is situated at 1500 — 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records offices are situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2. The Company’s web site can be found at www.panamericansilver.com.
Capital Structure
     The Company’s authorized share capital consists of 200,000,000 common shares without par value. The holders of common shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of the Company; and (iii) receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the common shares.
Subsidiaries
     A significant portion of the Company’s business is carried on through its various subsidiaries. The following table shows, as at December 31, 2006, the significant subsidiaries, joint ventures and associated companies of the Company, including their respective jurisdictions of incorporation and the percentage of voting securities in each that are held by the Company directly or indirectly:

Name	Jurisdiction	Ownership (%)
Pan American Silver (Barbados) Corp. (“Pan American Barbados”)	Barbados	100
Pan American Silver Peru S.A.C. (“Pan American Peru”)	Peru	100
Pan American Silver S.A. Mina Quiruvilca (“Mina Quiruvilca”) [1]	Peru	99.93
Compania Minera Argentum (“Argentum”) [2]	Peru	92.01[2]
Corner Bay Silver Inc. (“Corner Bay”)	Canada	100
Minera Corner Bay S.A. de C.V. (“MCB”)	Mexico	100
Plata Panamericana S.A. de C.V. (“Pan American Mexico”)	Mexico	100
Pan American Minerals, Inc. (“Pan American U.S.”)	Nevada	100
Pan American Silver (Bolivia) S.A. (“Pan American Bolivia”)	Bolivia	55[3]
Compania Minera Alto Valle S.A. (“Alto Valle”)	Argentina	100[4]
Minera Triton Argentina S.A. (“MTA”)	Argentina	100[4]

[1]	As of January 2006, Mina Quiruvilca merged with Cia. Minera Huaron S.A., a Peruvian company in which Pan American previously held a 99.85% interest.

[2]	In April 2005, Argentum amalgamated with Compania Minera Natividad (“Natividad”), a company in which Pan American previously held a 100% interest. The Company is the indirect owner of 92.01% of the voting shares of Argentum and 63.46% of the non-voting investment shares for a total ownership interest of 88.5%.

[3]	Pursuant to a shareholders’ agreement entered into in January 2006, the remaining 45% interest in the capital of Pan American Bolivia is held by Empressa Minera Unificoda S.A. (“EMUSA”), a Bolivian mining company, and Trafigura Beheer B.V., a Dutch company involved in the purchase and sale of mineral concentrates, with 40% and 5%, respectively.

[4]	In March 2006, Pan American negotiated and entered into a purchase agreement with Silver Standard Resources (“SSR”) to acquire SSR’s 50% interest in MTA and Alto Valle, respectively, thus becoming a 100% indirect owner of the Manantial Espejo project.

GENERAL DEVELOPMENT OF THE BUSINESS
Business of Pan American
     Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver producing properties and assets. The Company’s principal product is silver, although copper, zinc, lead and gold are also produced and sold. At present, the Company carries on mining operations and is developing mining projects in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver resources in the United States and Argentina. Exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.
Corporate Strategy and Financial Objectives
     Pan American’s corporate strategy is to continuously strengthen its position as one of the world’s largest and lowest cost primary silver mining companies by acquiring or discovering silver resources that have the potential to be developed economically and add meaningfully to Pan American’s production profile while lowering consolidated unit costs of production.
     The key elements of Pan American’s strategy are to:
•	Increase silver production — During its twelve year history, Pan American has increased its annual silver production each year, including a 16% increase from 11.2 million ounces in 2004 to 13.0 million ounces in 2006. This has been accomplished through a combination of acquisition and development and expansion efforts. During the most recent year, Pan American (i) completed mine construction of its Alamo Dorado mine in Mexico; (ii) purchased the remaining 50% of the silver-gold Manantial Espejo project in Argentina and began construction of the mine; and (iii) increased its exploration efforts focussed on areas around its existing mines and early stage exploration activities in Peru, Mexico, Argentina and Ecuador.

Silver production increased during the year ended December 31, 2006, to 13.0 million ounces, which was a 4% increase over 2005. Silver production as at December 31, 2005 was approximately 12.5 million ounces, which was a 12% increase over 2004.

•	Increase Reserves and Resources — At December 31, 2006 proven and probable silver mineral reserves for Pan American were 213.4 million ounces which represents a 20% increase over the year earlier. At the Company’s operating and development properties, measured and indicated resources increased 12.1 million ounces, while inferred resources grew by 9.9 million ounces.

•	Continue to be a “Low Cost Producer” — Together with increased production, Pan American has been successful at reducing its cash costs of production. Full year 2006 cash costs to produce an ounce of silver were $1.89. Although low cash costs experienced in 2006 were attributable to higher realized by-product base metal prices, Pan American’s growth strategy includes focusing on reducing overall unit production costs. To keep production costs down, the Company is adding newer more mechanized mines (such as Alamo Dorado and Manantial Espejo) to its portfolio of assets, and will continue to review mining plans at its operating mines in order to find greater productivities and efficiencies as well as develop financial strategies to reduce exposure to foreign currency exchange fluctuations and base metal price fluctuations.

•	Acquire additional silver exploration properties — Pan American is seeking to acquire a portfolio of promising silver exploration properties. Pan American’s exploration and acquisition focus is on silver properties with bulk mineable targets that have the possibility of possessing over 50 million ounces of silver mineralization to supplement Pan American’s existing base of silver exploration properties.

•	Generate sustainable profits from mining operations — Financial performance is monitored annually against targets for operating earnings and cash flow from operations, as well as against operating measures such as production. Pan American continuously develops and implements tax planning strategies, and seeks to organize its corporate structure and activities to optimize its overall tax position.
Developments over the Last Three Financial Years
     During the last three financial years the Company has undertaken the following:
•	2004 — (i) completed an expansion of and commenced commercial production at the La Colorada mine in Mexico; (ii) assumed the operator role in respect of the Manantial Espejo development project in Argentina; (iii) reached two agreements, one to purchase an 81% interest in Argentum for approximately $33.8 million and the other to purchase all of the issued and outstanding shares of Natividad for $1.5 million in cash, together resulting in Pan American obtaining concessions and mining operations referred to as the “Morococha mine” (subsequently, Pan American acquired an additional 5% interest in Argentum for $1.5 million); (iv) made an offering of 3,333,333 common shares at a price of $16.50 per share for proceeds of $55 million; (v) sold 6,839 hectares of mining concessions and surface rights in the vicinity of the Quiruvilca mine to Barrick Gold Corporation (“Barrick”) for $3,582,575 and for the assumption of $67,425 of payments owing in respect of these mining concessions; (vi) made a formal offer (the “Conversion Offer”) to encourage conversion by holders of the Company’s $86.25 million outstanding principal amount of Debentures (as at December 31, 2004 holders of approximately $717,000 principal amount of Debentures remained unconverted, and the Company issued 9,145,700 million common shares, and made cash payments of approximately $11.5 million, in respect of such conversions); and (vii) sold its 20% interest in the Dukat silver mine in Magadan State, Russia to OAO MNPO Polimetall, the mine’s owner and operator, for $20.5 million in cash and the right to receive up to $22.5 million in contingent future payments.

•	2005 — (i) completed the feasibility study for, and commenced construction of, an open pit silver mine at the Alamo Dorado silver project in Mexico; (ii) entered into a consignment agreement with Northwest Territorial Mint to produce a new line of silver bullion products; (iii) completed 14,000 metres of exploration and infill drilling at Morococha, resulting in an increase in proven and probable reserves and an extension of the life of the mine; (iv) completed, and submitted to the Argentine authorities, an environmental impact statement for the development of the Manantial Espejo joint venture silver project; (v) resumed commercial production at the San Vicente mine under a toll milling agreement with a nearby mill and renegotiated an agreement with EMUSA, a Bolivian mining company, to increase Pan American’s interest in the San Vicente mine from 50% to 55%; (vi) conducted extensive exploration activity which replaced all ounces mined and increased total proven and probable reserves by 30.5 million ounces; and (vii) the Company issued 255,781 warrants to the International Finance Corporation in exchange for the termination of past and future obligations relating to production from the La Colorada mine.

•	2006 — (i) completed construction of the Alamo Dorado mine; (ii) acquired the remaining 50% interest in the Manantial Espejo project from Silver Standard Resources Inc. for 1.95 million common shares of the Company; (iii) obtained approval of the environmental impact statement necessary to begin development of the Manantial Espejo silver-gold mine and commenced construction of the mine; (iv) completed an equity financing, the gross proceeds of which totalled $150 million earmarked primarily for the development of the Manantial Espejo mine; (v) conducted over 90,000 metres of exploration drilling on the Company’s existing mine site properties, largely contributing to a 20% increase in the Company’s proven and probable reserves and an increase in reserves and resources at each of the company’s operating and development properties; (vi) redeemed or converted the outstanding principal amount of the Company’s 5.25% convertible debentures remaining after the Conversion Offer made in 2004; (vi) completed the first phase of the sulphide plant refurbishment at La Colorada; and (vii) increased overall Company consolidated silver production to 13.0 million ounces.
Outlook for 2007
     In 2007, Pan American expects to: (i) increase annual consolidated silver production largely from production at Pan American’s newest mine, Alamo Dorado; (ii) maintain close to the current level of production at the Quiruvilca, Huaron, Morococha and La Colorada mines; (iii) substantially advance construction of the underground ramp system and the open pit at the Manantial Espejo project; (iv) reach sustained commercial production levels at Alamo Dorado; (v) undertake a 100,000 metre diamond drill program at Pan American’s existing sites and exploration properties; (vi) begin underground development work at Morococha; and (vii) complete ramp up of production from the Amolillo oxide zone at La Colorada.
     Pan American will continue to investigate, evaluate and, where appropriate, acquire additional silver production, exploration and development properties.

NARRATIVE DESCRIPTION OF THE BUSINESS
PRINCIPAL PRODUCTS AND OPERATIONS
     Pan American’s principal products and sources of sales are silver bullion, zinc, lead and copper concentrates in addition to gold bullion. In 2006, the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines and the Stockpiles accounted for all of Pan American’s production of concentrates and doré. Information related to Pan American’s segmented information is set forth in Note 15 to the Consolidated Financial Statements and is referred to in the Management’s Discussion and Analysis of the Company for the year ended December 31, 2006 (the “MD&A”) under the heading “Operating Performance”.
     Consolidated production for the year ended December 31, 2006 was as follows:

	Quiruvilca	Huaron	La Colorada[1]	Morococha[2]	San Vicente[3]	Consolidated
Tonnes milled	370,115	693,285	233,743	577,201	29,618	1,903,963
Grade
Silver — grams/tonne	209	200	540	186	326	N/A
Gold — grams/tonne	0.91	0.32	0.60	—	—	N/A
% Zinc	2.79	2.59	2.10	3.73	3.44	N/A
% Lead	0.86	1.31	1.07	1.33	—	N/A
% Copper	0.51	0.37	—	0.41	0.22	N/A
Production
Ounces silver	2,105,475	3,664,660	3,493,995	2,923,267	264,573	13,018,354	[4]
Ounces gold	1,106	1,832	3,501	—		6,438
Tonnes zinc	8,712	11,735	—	18,115	805	39,366
Tonnes lead	2,574	6,858	153	5,722	—	15,307
Tonnes copper	1,345	1,603	—	1,546	52	4,546

[1]	La Colorada zinc and lead grades are for sulphide ore only.

[2]	Morococha data represents Pan American’s 88.5% interest in the mine’s production.

[3]	San Vicente data represents Pan American’s 55% interest in the mine’s production.

[4]	Includes 566,383 ounces of silver produced from the Stockpiles in Peru.
     Pan American’s principal buyers of refined silver and gold are International bullion banks. Silver and gold doré is delivered truck to refineries in Mexico and the USA, and subsequently transferred to the account of the appropriate buyer.
     Pan American’s principal market for copper concentrates and ore form the Stockpiles is Peru. The majority of the copper concentrates and all of the Stockpiles are sold to Doe Run Peru’s metallurgical complex in La Oroya, Peru. Copper concentrates and Stockpiles are delivered to La Oroya by truck.
     Pan American’s principal markets for zinc concentrates are Peru, Japan, Brazil and Spain. Zinc concentrate is delivered to Peruvian customers by truck. Zinc concentrates are delivered to customers in Japan, Brazil, and Spain by truck to the port of Callao, Peru and from there by ship.
     Pan American’s principal markets for lead concentrates from the Peruvian mines are Peru, Russia, China and Belgium. Lead concentrate is distributed to the Peruvian customers by truck. Lead concentrates that are exported are delivered by truck to the port of Callao, Peru and from there by ship.
     Lead concentrates produced from the La Colorada mine are sold to a customer in Mexico. Lead concentrates are distributed to the Mexican customer by truck.

COMPETITIVE CONDITIONS
     The mining industry is intensely competitive particularly in the acquisition of additional reserves and resources in all of its phases of operation and Pan American competes with many companies possessing similar or greater financial and technical resources.
     Pan American’s competitive position is largely determined by its costs compared to other producers throughout the world and its ability to maintain its financial integrity through the lows of the metal price cycles. Costs are governed to a large extent by the location, grade and nature of Pan American’s mineral reserves as well as by operating and management skills. In contrast with diversified mining companies, Pan American focuses on silver production, development and exploration, and is therefore subject to unique competitive advantages and disadvantages related to the price of silver and to a lesser extent, the price of base metal by-products. If silver prices substantially increase, Pan American will be in a relatively stronger competitive position than diversified mining companies that produce, develop and explore for other minerals in addition to silver. Conversely, if silver prices substantially decrease, Pan American will be at a competitive disadvantage to diversified mining companies.
EMPLOYEES
     The Company has 18 full-time employees and four part-time employees at its head office in Vancouver, including the executive chairman, a chief executive officer, chief financial officer, controller, two geologists, a metallurgical engineer, two mining engineers, one safety specialist, one environmental specialist, two certified general accountants, two lawyers, one treasury specialist, one human resource specialist, and one corporate/investor relations specialist and support staff.
     As at December 31, 2006, Mina Quiruvilca employed 890 persons (375 permanent and 515 temporary) in connection with the operation of the Quiruvilca mine. Approximately 278 of the workers employed by Mina Quiruvilca are members of either the Sindicato de Trabajadores de Pan American Silver S.A.C. – Mina Quiruvilca (the “Quiruvilca Union”) or the Sindicato de Trabajadores de Shorey y Anexos (the “Shorey Union”).
     Minera Huaron directly employs 625 full time employees (208 permanent and 417 temporary) and indirectly employs 940 persons through agreements with Peruvian mining contractors.
     Argentum directly employs 556 full time employees (49 permanent and 507 temporary) and indirectly employs 1,142 persons through agreements with Peruvian mining contractors.
     Pan American Silver Peru employs 38 full-time employees and three contractors.
     Throughout Mexico, Pan American Silver Corporation’s subsidiaries employ 10 geologists, 20 process engineers, 20 mining engineers, and 21 administrative professionals in the supervision and management of exploration and production activities. Plata Panamericana employs 550 employees at the La Colorada mine and Minera Corner Bay employs 220 employees at the Alamo Dorado mine.
     Pan American Bolivia has 40 full time employees, including three metallurgists, four mining engineers, three geologists, one civil engineer, two mechanical engineers, one environmental engineer and one safety specialist. Pan American Bolivia also employs approximately 230 unionized employees, 30 temporary workers and 15 trainers.
     MTA employs 76 full time employees, including two geologists, four mine engineers, two metallurgists, one environmental specialist, and one community relations professional.

RESEARCH AND DEVELOPMENT
     Pan American conducts research and development activities through its feasibility work in order to develop improved production processes and exploration techniques. Costs associated with this work are expensed as incurred. Pan American undertook research and development at Alamo Dorado and in connection with the Stockpiles, but did not incur any significant research and development costs during 2004, 2005, or 2006 and has not budgeted for any significant costs during 2007.
WORKING CAPITAL
     Management of Pan American believes that its working capital of $204.6 million as at December 31, 2006, plus its expected operating cash flows in the future and its liquid assets are sufficient to sustain funding for projects currently underway, and capital expenditures in connection thereto, and to discharge liabilities as they come due in the foreseeable future.
ENVIRONMENTAL PROTECTION
     All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management’s knowledge, Pan American’s activities in 2006 were, and continue to be, in compliance in all material respects with such environmental regulations applicable to its mining operations, development and exploration activities. The Company has implemented an environmental policy and a health and safety policy in which the Company accepts its corporate responsibility to practice environmental protection and provide a safe and healthy workplace for its employees, and commits to comply with all relevant industry standards, environmental legislation and regulations in the countries where it carries on business.
     In the financial year-end dated December 31, 2006, Pan American’s environmental costs were approximately $1.2 million. Operating costs were incurred principally for the acid water treatment plant at Quiruvilca and project costs were principally for reclamation of historic mining activities at Huaron and Quiruvilca and to the expansion of the tailings dam at Morococha.
     As at December 31, 2006, the Company has estimated the present value of expenditures required for closure and reclamation costs in respect of the Quiruvilca, Morococha, Huaron, La Colorada and Alamo Dorado mines and the Manantial Espejo project to be approximately $44.3 million. This was an increase from the estimate of $39.4 million at December 31, 2005. Other than specific environmental concerns discussed in this Annual Information Form, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.
ENVIRONMENT
     During 2006, a review of the environmental performance of the Quiruvilca, Huaron, Morococha, La Colorada and San Vicente mines was conducted by the Corporate Director of Environmental Affairs. The review included an inspection of the mine sites with key operations personnel, a review of environmental monitoring program procedures and results and review of principal environmental issues related to each of these operations. The key observations and recommendations from the reviews are reported monthly to senior management and quarterly to the Board of Directors. The reclamation and closure cost estimates for each of the operating mines and development projects were updated to reflect the conditions as of December 31, 2006 and the estimate line item composition was standardized throughout all of the mines and projects.
     Key accomplishments during 2006 related to the environmental management of the mines and development projects and include: (i) preparation and submittal of closure plans for the Quiruvilca, Morococha and Huaron mines in accordance with the requirement of the Peruvian Ministry of Energy and Mines’ (“MEM”) guidelines; (ii)

initiation of the final reclamation of the La Codiciada wasterock pile at the Quiruvilca Mine; (iii) ongoing treatment of acid mine water effluent at the Quiruvilca mine; (iv) reclamation of small wasterock and tailings areas at the Quiruvilca mine (v) expansion and upgrade of the mine water collection and treatment system at the Huaron mine; (vi) initiation of the reclamation of the tailings areas at the Huaron mine; (vii) planning for the expansion of the La Colorada tailings facility; (viii) expansion of the Morococha tailings facility; and (ix) initiation of the update of the environmental license for the San Vicente mine.
HEALTH AND SAFETY
     During 2006, a formal Corporate Health and Safety Audit was conducted at Quiruvilca, Huaron, La Colorada, and the San Vicente mines. The audits consisted of a week long audit of the safety and health aspects of each of the mines and focused on a review of the health, and safety systems, safety training, and general condition of each mine. Participating in the audit was a third party consultant as well as safety managers from other Pan American operations. Audit findings were recorded and a schedule for mitigation was developed. All of the aforementioned mines are aggressively addressing the Health and Safety findings and mitigation progress is reported to the Company’s board of directors on a quarterly basis.
     During 2006 Pan American experienced a significant improvement in its safety record, with an overall 47% reduction in lost time accidents (“LTA”) at our wholly owned operating mines (70 LTAs in 2005 compared to 37 LTAs in 2006). These achievements are directly related to the time and attention focussed throughout 2005 and 2006 on health and safety by management of the Company. In 2005, Pan American introduced complete safety audits at all of its operations, increased the frequency of, and requirements for, training programs, and purchased advanced mine rescue equipment. Pan American will continue to make substantial investments in its safety programs throughout 2007, particularly through the implementation of more training programs and systems to streamline the aforementioned safety audits of each mine.
MATERIAL PROPERTIES
     Pursuant to Canadian Securities Administrators’ National Instrument 51-102, the following properties and projects have been identified by Pan American as being material: the Quiruvilca Mine, Huaron Mine, La Colorada Mine, Alamo Dorado Mine, and the Morococha Mine. The Company does not consider the San Vicente Mine, the Silver Stockpiles, or any of the Company’s development or investment properties to be material properties for the purposes of this Annual Information Form.
Mineral Reserve and Mineral Resource estimate information
     The process for economic assessment of the ore reserves and resources at Pan American Silver Corp’s operating mines, and those development projects that have previously been the subject of a positive feasibility study and NI 43-101 Technical Report is as follows:
     Each resource block at each mine or project are assigned a resource confidence rating based on CIM standards, as well as tonnes and metal grades typically using Minesight, Datamine, Autocad, database and/or Excel Spreadsheet software.
     Mining parameters such as dilution and losses due to pillars or mining are applied to the resource blocks based on experience with the expected mining method for the block at the particular mine or, in the case of projects, on the basis of engineering studies. These factors are reviewed and adjusted on at least an annual basis using information from a number of geologic and engineering observations including reconciliation data to the tonnes and grades measured in the process plant.
     For the Huaron, Quiruvilca, Morococha, San Vicente and La Colorada mines metal price factors are calculated for each mine using a Microsoft Excel spreadsheet. A separate factor is calculated for each of the metals of economic significance at the particular mine. These metals (not necessarily in order of overall economic significance) are: silver, zinc, lead, copper and gold. The key inputs used in order to calculate the factors are: metal prices established for ore reserve and resource calculation each year, metallurgical recovery for each metal, the weight of each concentrate produced for each tonne of ore at a particular grade, expected grade of concentrate, any elements that are present that detract from the value, current terms for smelting each of the concentrates produced at a mine or project, refinery terms for treatment of doré, the costs of smelting and or refining, the percentage of each metal payable by the smelter or the refinery, the cost of transporting concentrate or doré to the smelter or refinery including insurance and other costs that may be incurred in the process of selling the product like port fees and cost of concentrate storage and handling. In the case of the Huaron mine, individual factors are calculated separately for the main ore veins or structures in order to account for variances in metallurgical recovery. The La Colorada mine has separate calculations for oxide and sulphide ores as these two types of ore are processed in separate plants.
     The factors are applied to the metal grades in each of the resource blocks and summated in order to calculate a Net smelter return (NSR) value per tonne for each of the blocks in the resource model.
     In order to determine if a block can be deemed economic, the expected mine operating costs are used to calculate the value per tonne that is required from each block in each area of the mine. Blocks that are in the Measured and Indicated category that fit into a previously created mine plan are then converted to Proven and Probable reserves. Measured resource blocks are converted into either Proven or Probable reserves, and Indicated resource blocks are converted into Probable reserves all at the discretion of Pan American’s Qualified Persons. Measured and Indicated resource blocks that do not fit into a mine plan; are in an area of the mine where a development decision has not been taken, or are in an area where more information is required to determine mineability remain as Measured and Indicated Resource blocks as long as they are potentially economic. Inferred resource blocks remain as inferred resources as long as the estimated grade is such that they will be potentially economic. A cut off value per tonne is established each year for each mine or project.
     The metal prices used for the December 31, 2006 ore reserve and resource calculations are as follows:

Silver US$/Ounce	$9.00
Zinc US$/Tonne	$2,100
Lead US$/Tonne	$1,000
Copper US$/Tonne	$5,000
Gold US$/Ounce	$525
     The cut off (in $/Tonne) for reserve and resource calculations at the Huaron, Quiruvilca, Morococha, San Vicente and La Colorada mines are shown in the following table:

	Ore Reserves	Ore Resource
	Cut Off ($/Tonne)	Cut Off ($/Tonne)
Huaron	32.00	25.00
Quiruvilca	27.00	20.00
Morococha	34.00	27.00
San Vicente	34.00	17.00
La Colorada	56.18	56.18
The cut off values per tonne for Huaron, Quiruvilca, Morococha and La Colorada are the averages applied for each mine. These are all values that pay at a minimum the variable costs of production (incremental ore). As the average value per tonne of the ore reserve is higher than these minimum values, the mine plans at each operation are designed to ensure that the fixed costs of the operation are paid by the higher grade ore. At each of the operations shown in the table, the current throughput capacity of the process plant(s) is either greater than the capacity of the mine, or the mine would not be able to produce enough ore to keep the mill operating at full capacity without the addition of incremental ore.

     Mineral reserve and mineral resource estimates for the Company’s development projects are prepared on the following basis:
     The Alamo Dorado mine uses a cut off grade that varies by each block, primarily as a function of the copper grade and expected cyanide consumption during the treatment process. The lowest value for cut off grade used at Alamo Dorado is 54 g/t silver equivalent grade. The metallurgical recoveries for gold and silver are calculated for each block using the following formulae:
Silver recovery = 0.95 — 5 / silver grade (g/t) – 0.0005 * Copper grade (ppm)
Gold recovery = 0.95 — 0.001 / gold grade (g/t) – 0.0005 * Copper grade (ppm)
     For all ores at Manantial Espejo the metallurgical recovery of the plant was assumed to be 93.57% for silver and 94.25% for gold. Payable amounts in the doré product of the mine are assumed to be 99.75% for silver and 98.87% for gold. The cut off grade applied for all open pit ores was 73 g/t. The nominal cutoff used to define underground Maria longhole stoping ore was 160gpt AgEq. The nominal cutoff used to define underground Maria and Melissa shrinkage stoping ore was 194gpt AgEq. The nominal cutoff used to define underground Concepcion cut and fill stoping ore was 210gpt AgEq. In all underground reserves, stoping blocks were visually defined using the cited cutoffs with a long section display of silver equivalent grade. However, once the stopes were defined, all recovered material inside of the stopes was defined as ore, regardless of grade. In all cases, the value ratio used to determine silver equivalency was 59.787. This ratio and the cutoffs were determined by the same method as in the feasibility study, using feasibility costs, payables, taxes, royalties, and metallurgical recoveries. However, all of the input values were revised to match the final results of the feasibility, with the exception of gold and silver sales prices, which were $525 and $9.00 respectively.
     Although Pan American believes that its reserve and resource estimates will not be materially impacted by external factors such as metallurgical, safety and environmental, permitting, legal, taxation and other factors disclosed in this Annual Information Form, there can be no assurance that they will not be impacted. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in metals prices or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
A. OPERATING MINES
(i) Quiruvilca Mine
     Ownership and Property Description
     The Quiruvilca mine is owned and operated by Pan American Silver S.A. Mina Quiruvilca, a company in which the Company, indirectly through its subsidiaries, owns 100% of the outstanding voting shares and 99.93% of the total outstanding equity. Pan American Silver S.A.C. Mina Quiruvilca and Cia Minera Huaron merged to form the new Pan American Silver S.A. Mina Quiruvilca effective January 2006.
     The Quiruvilca mine is an underground mine located in the District of Quiruvilca, Province of Santiago de Chuco, Department of La Libertad in northwest Peru. The Quiruvilca mineral property consists of 152 mining concessions covering 1,287 hectares. On March 25, 2004, Mina Quiruvilca sold 6,839 hectares of mining concessions and surface rights in the vicinity of Quiruvilca mine to Barrick for $3,582,575 and for the assumption of $67,425 of payments owing in respect of these mining concessions. All issued permits and licences required for the conduct of Quiruvilca mining operations are currently in good standing, however the mine is awaiting an Industrial Water Discharge Authorization to be granted by the General Health Division of the Health Ministry.
     Location, Access, Climate and Infrastructure
     The Quiruvilca mine lies in the Andes mountain range above the tree line located 76 kilometres east of the coastal city of Trujillo. Elevations in the immediate area of the mine range from 3,450 metres to 4,075 metres above sea level. Access to the Quiruvilca mine is by a 137 kilometre all weather road east from the city of Trujillo. The first 65 kilometres of the road are paved and the remaining 72 kilometres consist of a gravel road. The gravel portion of the road is currently being upgraded and asphalted working from the mine down towards the presently paved portion of the road. Pan American paid for a small portion of the road upgrade costs near the Quiruvilca mine with the rest of the road work upgrade being paid for by Barrick. Trujillo is connected to Lima by a paved all-weather highway.
     The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees, typical of the Peruvian Andes. Natural vegetation is mainly grasses which form meadows. These meadows have permitted development of varied livestock operations. The climate at the mine site is classified as “cold climate” or “boreal”. Average minimum and maximum temperatures in the region range from 5.7 to 14.8 degrees Celsius. One of the characteristics of this climate is wet summers (highest rainfall occurs from January to April) and dry winters. The Quiruvilca mine operates throughout the entire year.
     The primary source of power for the Quiruvilca mine is the Peruvian national power grid via a 138kV line from the city of Trujillo to the Motil substation. A 33kV line connects the mine site to the Motil substation. Pan American owns and operates a diesel generating system, which provides a back up source of power for the Quiruvilca mine.
     Pan American is permitted to pump water from the Los Angeles Lake, to the east of the Andean divide to two dams east of the town of Quiruvilca as well as from other local rivers and streams in the area. Process water is drawn from these dams.
     Peru’s economy is dependent on mining and there is a sufficient local source of mining personnel and related infrastructure.
     Royalties and Encumbrances
     To the best of Pan American’s knowledge, the Quiruvilca property is not subject to any royalties or encumbrances other than the mining royalty tax described under “Quiruvilca Mine - Taxation” below.
     In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. Pursuant to these rules detailed closure plans and cost estimates for each of Pan American’s Peruvian operations were compiled by a certified third party consultant and submitted by October 2006, and are awaiting review by the relevant Peruvian authority.
     Quiruvilca’s largest liability relates to its future closure and remediation. In connection therewith, the Company has estimated the present value of expenditures required for future reclamation and asset retirement at the Quiruvilca mine to be $15.6 million. In each of 2005 and 2006, $0.8 million was spent on reclamation activities.
     Taxation
     The principal taxes applicable in Peru affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.
     In June 2004, Peru’s Congress approved a new bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii)

3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, which cost is deductible for income tax purposes. The 1% royalty on Quiruvilca’s production amounted to approximately $0.7 million in 2006, $0.2 million in 2005 and $0.1 million in 2004.
     The Quiruvilca operation generated income tax provisions of approximately $7.6 million, $0.9 million and $nil in 2006, 2005 and 2004 respectively. In addition, employee profit sharing taxes of $2.2 million, $0.03 million and $nil were generated in 2006, 2005 and 2004, respectively.
     History
     Mineralization was first reported in the area of the Quiruvilca mine in 1789. Small-scale silver mining in the area was carried on from the 1870’s until 1924. Between 1924 and 1925, Northern Peru Mining and Smelting Co. (“NPMS”), the predecessor to Mina Quiruvilca, which was formed by ASARCO, acquired certain mining concessions in the area and began mining operations. The operation was shut down in 1931. The Quiruvilca mine was re-opened in 1940 and has been in operation since that time. Since 1940 NPMS claimed additional mineral concessions in the area and purchased several adjacent mining concessions as well as surface and water rights in the area.
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
     Geology and Mineralization
     The Quiruvilca mine is located at the west side of the Western Cordillera within the eastern edge of a major sequence of volcanic rocks, interpreted as part of the Calipuy Volcanic Formation of Mid-Miocene age. This volcanic formation, with a thickness of about 2,000 metres, consists of andesite flows and flow breccias inter-layered with thin basalt flows and occasional tuffaceous lacustrine sediments.
     The mineralization at Quiruvilca is contained in a series of narrow veins filling fractures and faults. Over 130 veins have been identified in the mine area. At least three-quarters of these veins have been in production at some point in time. Although narrow, the veins at Quiruvilca tend to have an extensive lateral and vertical continuity with abundant splits, cymoid loops, pinch and swell structures. In some places, the veins show some thick ore shoots connected to thinner sub-economic to non-economic zones. The width varies from up to two metres in the central zone to stringers. The average width of veins currently being mined is 0.56 metres and the average dip of the veins is 700.
     The mineralization exhibits strong metal zoning. The central copper zone, some 700 metres by 2,800 metres in area, consists of predominately enargite-pyrite, with lesser chalcopyrite, tennantite, tetrahedrite, sphalerite and galena (the “Enargite Zone”). The Enargite Zone is surrounded by a relatively narrow transition zone of tennantite, tetrahedrite, sphalerite and galena (the “Transition Zone”). The Transition Zone is in turn surrounded by a zinc-lead zone of predominately sphalerite and galena, which extends some 500 metres beyond the Transition Zone (the “Zinc-Lead Zone”). In recent years some 70% of the Quiruvilca mine’s production has come from the Zinc-Lead Zone. An outer zone consists of stibnite, arsenopyrite and pyrite.

     Exploration, Drilling, Sampling and Analysis
     Exploration at the Quiruvilca property is conducted using a combination of diamond drilling and underground drifting. Two to three diamond drills are in continuous operation at the property, drilling holes between 50 and 350 metres in length. This is generally followed by underground drifting and cross-cutting at 70 metre spacing. During 2006, 10,989 metres of drilling was done, along with 3,774 metres of drifting for reserve delineation and access for mining.
     Each diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility. The veins in the cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.
     Assaying is done at Quiruvilca’s laboratory. The laboratory conducts a routine internal quality assurance/quality control (“QA/QC”) program that includes external check samples and the routine submission of standards.
     Additionally, there is a QA/QC program supervised by the geology department, which includes the submission of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of internal check samples.
     All sampling, whether diamond drilling or channel sampling, is done under the direct supervision of the Quiruvilca mine geology department.
     Reoriented exploration and development has provided additional positive results, such as the confirmation of the high silver grade Union Vein and high zinc grade Zoila Gata vein on the 340 and 400 levels, and diamond drilling of the Jose Godoy vein on the upper levels.
     Mineral Reserves
     The Company’s management estimates that proven and probable mineral reserves at the Quiruvilca mine as at December 31, 2006 are as follows:
Quiruvilca Mineral Reserves 1, 2, 3

Reserve		Grams of Silver
Category	Tonnes	per Tonne	% Zinc	% Lead	% Copper
Proven	1,049,205	170	3.36	1.15	0.66
Probable	604,340	175	4.23	1.43	0.63

TOTAL	1,653,545	172	3.68	1.25	0.65

[1]	Calculated using a price of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper.

[2]	Estimates of mineral reserves are calculated on the basis of blocks exposed by underground workings on one or more sides and having an in-place diluted value equal to or above the cutoff grade ($27/tonne). Proven and probable mineral reserves are extrapolated between 15 and 30 metres down dip depending on vein continuity. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[3]	Mineral reserve estimates for Quiruvilca were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”).

     Reconciliation of Mineral Reserves
     Mineral reserves are adjusted annually by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Quiruvilca to December 31, 2006:
Reconciliation of Mineral Reserves at Quiruvilca

	Tonnes
Opening balance, December 31, 2005	1,504,925	[1]
Additions	518,735
Less Tonnes mined	<370,115>

Closing balance, December 31, 2006	1,653,545

[1]	December 31, 2005 reserves were calculated using a price of $6.25 per ounce of silver and $1,150 per tonne of zinc. Changes in reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the silver price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs.
     The Quiruvilca mine has proven and probable reserves which indicate a projected mine life of four years at current production rates. In addition, the mine holds a substantial amount of measured and indicated resources, which management of the Company believes could be, depending on metal prices and capital requirements, converted into proven and probable reserves, extending the mine life of the mine.
     Mineral Resources
     The Company’s management estimates that mineral resources at the Quiruvilca mine as at December 31, 2006 are as follows:
Quiruvilca Mineral Resources 1, 2

Resource		Grams of Silver
Category	Tonnes	per Tonne	% Zinc	% Lead	% Copper
Measured	4,249,215	122	2.20	0.82	1.22
Indicated	637,920	187	4.40	1.58	0.85
Inferred	3,862,415	167	3.88	1.44	0.58

[1]	These resources are in addition to mineral reserves. Calculated using a price of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper. See also information under the heading “Mineral Reserve and Mineral Resource estimate information”.

[2]	Mineral resource estimates for Quiruvilca were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.
     Mining
     The Quiruvilca mine extends over an area that is four kilometres east/west by three kilometres north/south and from an elevation of 4,050 metres at the top of the mountain down to the 400 level (elevation 3,468 metres).

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
     A 590 metre long, 76 cm wide conveyor is used to transport ore and waste from below the 220 level to a surface bin at the 220 level. The conveyor belt has a capacity of 150 tonnes per hour. The mine completed the extension of this conveyor belt down to the 340 level in August of 2005. Ore from the 400 level will be transported up to the 340 level in order to utilize the conveyor belt for haulage to surface. Ore from the 400 level Luz Angelica vein system will be trucked up a ramp, and ore from the Zoila Gata vein system will be hoisted via an inclined shaft. The haulage and access systems for the 400 level were started in 2006 and are expected to be completed in 2007.
     Of the 29 veins presently being mined, ten contributed approximately 70% of the production during 2006 calendar year. These ten veins average 0.73 metres in width.
     There are, on average, 60 active stopes at any given time, all using the cut and fill mining method. Approximately one-third of the stopes are typically in the drilling and blasting phase, one-third in the mucking phase and one-third in the filling phase at any given time. In stopes where hydraulic backfill is not available, or in places where the vein is very narrow and would not otherwise be economic, resueing is employed with the waste rock remaining in the stope as backfill. In all other stopes, tailings are poured into the stope hydraulically to serve as backfill.
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
     Throughout 2006, daily treatment capacity was 1,287 tonnes, with an operative mill working six days a week. In 2006, the concentrator plant processed 370,115 tonnes of ore and is expected to process approximately the same amount of ore in 2007.
     In 2006, Quiruvilca continued to generate positive cash flow and income, with recorded cash costs of negative $0.04 per ounce with the negative cash costs being caused by the high base metal prices, as Pan American reports cash costs net of base metal credits.
     Environment
     Environmental regulations are evolving in Peru and it is expected that these requirements will eventually reach North American standards. As part of the developing regulatory framework, in 1995 mining companies were required to submit environmental evaluation reports (“EVAP”) summarizing general environmental conditions at their mines and environmental remediation plans. Mina Quiruvilca filed an evaluation report with the MEM in 1995 and filed a Program for Environmental Remediation and Management (“PAMA”) in 1996 in compliance with Peruvian regulations. The PAMA addressed, among other things, stabilization of tailings impoundments, tailings reclamation, mine acid water neutralization and other effluent treatment, revegetation and a contingency plan. For each of these issues, Pan American provided an implementation schedule and estimates of capital expenditures. The PAMA was approved by the MEM in 1997 and the terms of the PAMA were to have been completed by March 2002. However, based on discussions with the MEM auditors, some projects were re-classified as more appropriate for inclusion in a final closure and remediation plan.
     Quiruvilca’s PAMA-related expenditures for the years 1997 to 2005 were audited by independent consultants and reviewed by Peruvian environmental regulators. Overall expenditures were greater than budgeted and considerably more than the 1% of gross sales required under Peruvian law. While the PAMA process defined remediation projects, expenditures and time frames to achieve compliance primarily with respect to water quality, it explicitly excluded closure projects, and in many cases did not fully consider remediation of historic liabilities, whether caused by third parties or predecessor companies.
     In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules required that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006. Quiruvilca’s original closure plan was filed in early March 2004.
     In September of 2006 Pan American submitted a comprehensive closure plan for the Quiruvilca Mine to the MEM in accordance with the ministry’s regulations. The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the Ministry of Energy and Mines. The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plant site infrastructure, and underground mines. A detailed cost estimate was prepared based on Pan American’s and the consultant’s shared experience with closure works over the past 12 years at Quiruvilca and experience with other projects in Peru. As required by the ministry the costs were summarized in three phases; concurrent closure, final closure and post closure.
     The total estimated cost for the MEM closure plan for Quiruvilca was $14.3 million. This cost estimate serves as the basis for the calculation of the financial guarantee required by the ministry’s closure plan regulations. In the case where the final closure solution for a specific facility or area of the mining operation was not precisely definable, due to questions of the technical feasibility of different alternatives or the potential for yet evaluated alternatives, a base case cost was estimated for the closure item. This cost estimate was used to avoid any potential over commitment for the payment of the financial guarantee. For the purpose of the corporate estimate of closure and reclamation costs, the uncertainty of the closure solution was managed with the application of probabilities to potential closure scenarios. The current present value of the closure expenditures included the provision for potentially higher costs for construction of a soil cover over the operating tailings facility and alternative potential solutions for closing the underground mine and post closure mine water treatment. The current estimated present value of expenditures is $15.6 million.
     The most significant environmental issues currently associated with the Quiruvilca mine are metal-laden acid water discharge from the mine, acid rock drainage from the mine’s tailings deposit areas and the containment and stability of mine tailings ponds. All acid water discharge from the Quiruvilca mine is either treated at the mine’s High Density Sludge plant or by passive systems. During 2006, all effluents at the monitoring point met the applicable discharge limits.

     Health and Safety
     All Quiruvilca employees are required to undergo safety training and all new underground employees are required to undergo training prior to being assigned to their first position. In addition, supervisors and workers including contractors, are attending the Centromin “Basic Mining Concepts and Safety” training in Lima. This training focuses on proper mining methods with an emphasis on safety. Safety training continued through 2006 and will continue on through 2007. A formal safety audit was conducted by the Company’s Director of Safety and Training at the Quiruvilca Mine in 2006.
     Capital Expenditures
     Since 1995, Pan American has undertaken a program of capital and non-operating expenditures at the Quiruvilca mine to improve its operations, ensure compliance with its PAMA and reduce operating costs.
     During 2006, capital expenditures were approximately $2.7 million and consisted of: (i) equipment replacement and improvements totalling $0.5 million; (ii) mine development and deepening to the 400 level totalling $0.5 million; (iii) definition drilling in the north zone of the mine totalling $0.9 million; and (iv) ongoing closure expenditures totalling $0.8 million.
     Pan American has budgeted $4.8 million for 2007 capital expenditures at the Quiruvilca mine consisting primarily of $1.7 million for mine development and equipment, $0.9 million for mine equipment, $1.0 million for expansion of the Santa Catalina tailings dam, and $0.3 million for ongoing reclamation.
     Marketing
     The principal products from the Quiruvilca mine are zinc, and silver-rich lead and copper concentrates. All of these concentrates are sold under arm’s length contracts to metals trading companies or integrated mining and smelting companies. Under the terms of all of its sales contracts, Mina Quiruvilca receives payment for an agreed percentage of the silver, lead, zinc, or copper contained in the concentrate, after deductions for smelting and refining costs.
     In 2006, zinc concentrate was sold to Glencore International AG under a contract which runs until 2009.
     Currently, the Quiruvilca mine sells its lead concentrate to Glencore pursuant to a contract with fixed terms through to the end of 2007.
     A contract for the sale of copper concentrate was renewed with Doe Run Peru for 2007 and 2008. Spot sales were made to BHL, Traxys and Xstrata Canada during 2006.
     During 2006, the revenue per type of concentrate produced at the Quiruvilca mine was as follows:

			Average Sales Price
	Revenue[1]	Tonnes	per Tonne
Zinc Concentrate	$18.8 million	15,949	$1,179
Lead Concentrate	$8.2 million	6,372	$1,287
Copper Concentrate	$23.2 million	6,705	$3,460

[1]	Consists of sales to arm’s length customers.

     During 2005, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

			Average Sales Price
	Revenue[1]	Tonnes	per Tonne
Zinc Concentrate	$6.9 million	18,011	$381
Lead Concentrate	$3.0 million	3,237	$919
Copper Concentrate	$12.3 million	6,681	$1,838

[1]	Consists of sales to arm’s length customers.
     The zinc concentrates produced by the Quiruvilca mine are highly marketable as they contain high zinc grade, low levels of impurities and low silver content. The lead concentrates have arsenic and antimony as impurities but are attractive to lead smelters due to their high lead, silver and gold content. Although the silver-rich copper concentrate produced by the Quiruvilca mine contains arsenic and antimony impurities, it has maintained marketability due to the high amount of silver contained in the concentrate. To date, Pan American has been able to secure contracts for the sale of the Quiruvilca concentrates.
(ii) Huaron Mine
     Ownership and Property Description
     As of January 2006, the Huaron mine is owned and operated by Pan American Silver S.A. Mina Quiruvilca, a company in which the Company, indirectly through its subsidiaries, owns 100% of the outstanding voting shares and 99.93% of the total outstanding equity. Pan American Silver S.A.C. Mina Quiruvilca and Cia Minera Huaron merged to form the new Pan American Silver S.A. Mina Quiruvilca effective January 2006.
     The Huaron mine is an underground silver mine located in the Department of Pasco, Province of Pasco, District of Huayllay in central Peru, 320 km northeast of Lima. The property consists of exploitation claims covering approximately 17,075 hectares, approximately 40,000 hectares of exploration claims and 473 hectares of surface rights and a lease over 178 hectares of surface rights covering the main workings. To the Company’s knowledge, all permits and licences required for the conduct of mining operations at Huaron are currently in good standing other than the Use of Explosives Authorization which is subject to a regularization proceeding before the Ministry of Energy and Mines.
     Location, Access, Climate and Infrastructure
     The Huaron mine lies on the eastern flank of the western branch of the Andean mountain range from an elevation of 4,250 metres to 4,800 metres above sea level. Access to the Huaron property is by a continuously maintained 285 kilometre paved highway between Lima and Unish and a 35 kilometre road between Unish and the Huaron property. A program by the Peru government to upgrade the road to a paved highway between Unish and the Huaron property is partially complete.
     The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees. Natural vegetation is mainly grasses, forming meadows. These meadows have permitted development of varied livestock operations. The climate at the mine site is classified as “cold climate” or “boreal” with average annual temperatures ranging from three to ten degrees Celsius. The Huaron mine operates throughout the entire year.
     The primary source of power for the Huaron mine is the Peruvian national power grid. The supply of water has been abundant and is provided by local lakes and rivers.

     Peru’s economy is dependent on mining and there is a sufficient local source of mining personnel and related infrastructure.
     Royalties and Encumbrances
     To the best of Pan American’s knowledge, the Huaron property is not subject to any royalties or encumbrances other than the mining royalty tax described under “Huaron Mine – Taxation” below.
     Huaron’s future environmental liabilities at December 31, 2006 have been estimated by the Company at $9.2 million. See “Quiruvilca Mine – Royalties and Encumbrances” for a description of changes in Peruvian mine closure legislation.
     Taxation
     The principal taxes of Peru affecting the Huaron mine include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, refundable value added tax and Peruvian mining royalty tax.
     The Huaron operation generated income tax provisions of approximately $10.2 million, $1.1 million and $1.7 million in 2006, 2005 and 2004 respectively. In addition, employee profit sharing taxes of $2.7 million, $0.3 million and $0.5 million were generated in 2006, 2005 and 2004, respectively.
     Huaron’s revenue for 2006 was approximately $70.6 million. A 1% royalty was payable on the first $60 million, while the balance of the revenue attracted a 2% royalty. The total royalty tax on Huaron’s production amounted to approximately $1.0 million in 2006, $0.3 million in 2005 and $0.2 million in 2004. See “Quiruvilca Mine – Taxation” for a discussion of the Peruvian mining royalty tax.
     History
     The Huaron mine is an underground mine with narrow and wide veins of silver-rich base metal sulphides, as well as replacement mineralization in conglomerates and dissemination in sediments. The mine, mill and supporting villages were originally built and operated by a subsidiary of the French Penarroya company from 1912 to 1987. In 1987 the mine was sold to Mauricio Hochschild and Cia Ltda. Prior to its acquisition by Pan American, approximately 22 million tonnes of silver-rich base metals sulphide ore were mined from the Huaron property. Silver was the main constituent, contributing about 49% of the historic sales value, with zinc, lead and copper, 33%, 15% and 3% respectively, making up the remainder. Ore from the mine was processed on-site by crushing, grinding, and differential floatation to produce copper, lead and zinc concentrates.
     In April, 1998, a portion of the lakebed of nearby Lake Naticocha collapsed and water from the lake flowed into the adjacent Animon mine (operated by an unrelated company) and, through interconnected tunnels, the water entered and flooded the Huaron mine, causing its closure.
     After the April 1998 flooding, the Huaron mine operations were shut down, the labour force was terminated, the village closed and work was undertaken to clean up the flood damage, drain the workings and prepare for an eventual restart of production. The water level in the lake which provided the source of floodwater is maintained well below the level where it flooded into the old workings and the Company does not expect a threat of further flooding. The Animon mine, in accordance with a settlement agreement reached with Cia. Minera Huaron S.A. in September 2000, constructed a channel to route water around the lake to provide water for the Huaron’s mine operation and to reduce the water in upstream lakes to prevent agricultural flooding which had created local social pressures.

     Geology and Mineralization
     The main lithology in the Huaron area is a sequence of continental “redbeds” consisting of interbedded sandstones, limestones, marls, conglomerates, breccias and cherts of the Abigarrada and Casapalca Formations of Upper Cretaceous to Lower Tertiary age. These rocks unconformably overlay massive marine limestones of the Upper Cretaceous Jumasha Formation. To the west of the mine a series of andesites and dacites of the mid to lower Tertiary Calipuy Formation outcrop. A series of sub-vertical porphyritic quartz monzonite dykes, strike generally north-south and cut across the mine stratigraphy.
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
     The Huaron mine is within an anticline formed by east-west compressional forces. The axis of the anticline is approximately north-south, gently plunging to the north. There are two main fault systems: (i) north-south striking thrust faults, parallel to the axis of the anticline; and (ii) east-west striking tensional faults. The intrusives strike in two principal directions N70°E and S10°E. Most of the area is covered with recent soils except where the more resistant cherts and conglomerates form ridges parallel to the flanks of the anticline. These outcrops are discontinuous and frequently offset by the crosscutting east-west faults.
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
     Exploration, Drilling, Sampling and Analysis
     Exploration at Huaron is conducted using a combination of underground drilling and drifting. Generally, underground drillholes that intersect promising ore grade mineralization are followed up by drifting for resource and reserve definition. During 2006, 11,755 metres were drilled using three drill rigs. In addition, 6,256 metres of underground drifting were completed for resource and reserve definition.
     Drill core is split with half remaining on-site for further reference. Assaying, for both drill samples and underground channel samples, is done at the mine laboratory. The quality assurance/quality control (QA/QC) program includes sample checks performed at an outside lab and the submission of standards to the mine lab.
     Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of the check samples.
     All of the geologic activities, including sampling, are conducted under the direct supervision of the Huaron Chief Geologist.
     Strategic Restructuring
     In the fall of 2003, Pan American initiated a technical and economic evaluation to determine the benefits of re-engineering the main haulage system at the Huaron mine. As a result of that evaluation, the haulage system is being changed from diesel trucks to electric locomotives. In addition, an evaluation is underway to determine whether to use the existing mine shafts (not operative) to reduce mine haulage costs.
     Mineral Reserves
     The Company’s management estimates proven and probable mineral reserves at the Huaron mine, as at December 31, 2006 are as follows:
Huaron Reserves 1, 2

Reserve		Grams of Silver
Category	Tonnes	per tonne	% Zinc	% Lead	% Copper
Proven	4,638,300	184	3.16	1.57	0.31
Probable	4,048,556	183	3.21	1.79	0.21

Total	8,686,856	184	3.18	1.67	0.26

[1]	Calculated using a price of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[2]	Mineral reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

     Reconciliation of Mineral Reserves
     Mineral reserves are adjusted by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal price assumptions. However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets. The following is a reconciliation of the proven and probable mineral reserves at Huaron to December 31, 2006:
Reconciliation of Mineral Reserves at Huaron

	Tonnes
Opening balance, December 31, 2005	7,354,026	[1]
Additions	2,026,115
Less tonnes mined from reserves	<693,285>

Closing balance, December 31, 2006	8,686,856

[1]	December 31, 2005 reserves were calculated using a price of $6.25 per ounce of silver and $1,150 per tonne of zinc. December 31, 2006 reserves were calculated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc. Changes in reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the silver price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs.
     The Huaron mine has proven and probable reserves which indicate a projected mine life of at least ten years at current production rates.
     Mineral Resources
     The Company’s management estimates that mineral resources at the Huaron mine, as of December 31, 2006, are as follows:
Huaron Resources1,2

Resource		Grams of Silver
Category	Tonnes	per tonne	% Zinc	% Lead	% Copper
Measured	1,581,966	166	3.68	2.02	0.45
Indicated	1,168,964	174	3.83	1.86	0.55
Inferred	3,457,751	182	3.03	1.69	0.30

[1]	These resources are in addition to Huaron mineral reserves. Calculated using a price of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[2]	Mineral resource estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.
     Mining
     The Huaron mine is located at an elevation of 4,250 metres above sea level to 4,650 metres above sea level. Pan American’s mining activities will extend over an area of two kilometres by two kilometres.
     The main mine access is via a four metre by four metre ramp which is used for truck haulage and electric locomotive haulage of ore out of the mine. There are two existing shafts on the property but these have not been used since the late 1980’s. A thorough analysis of the cost to refurbish shaft D has been completed and subject to confirmation of a positive economic analysis it will be refurbished to reduce haulage costs.

     In 2006, stopes from 32 different veins (averaging 2.38 metres wide) were mined with approximately 77 stopes active at any time. During 2006, the mine mechanized some of the stopes by introducing small scoop trams. This had the effect of increasing productivity and by the end of the year only 35 stopes were required to maintain production. The mining method is 100% cut-and-fill using mill tailings as the backfill material.
     Rehabilitation of the 500 level was completed in April 2005 in order to change the ore haulage system from commercial 12 cubic metre-capacity trucks to electric locomotives for the ore transport. This will continue to result in savings in operating costs, and provide access to new zones with ore reserves. Evaluation is currently underway to rehabilitate and use existing mine shafts to replace part of the existing truck haulage system.
     During 2006, 263,357 tonnes of ore were extracted from the 500 and 600 levels. It is expected that the Company will continue to extract ore from these same levels in 2007.
     During 2006, the mine started the development of a new conveyorway ramp from the current bottom of the mine (250 level) to the 180 level in the north zone. This work will deepen the north zone of the mine by 70 metres and provide access to known vein extensions that have not been previously mined.
     Milling
     During 2005, the concentrator plant processed 639,849 tonnes of ore in comparison to 635,845 tonnes processed in 2004. The plant has operated basically the same circuits of crushing, ball mill grinding, selective flotation and filtering since it started in 2001. In 2006 approximately 693,285 tonnes of ore was processed.
     Environment
     Before Pan American acquired its interest in the Huaron Mine, Minera Huaron had filed a program of environmental remediation and management (“PAMA”) with the government on July 26, 1996 in compliance with Peruvian regulations. The PAMA addressed, among other things, stability of tailings impoundments, water quality and the fact that liquid effluents from the mine exceeded certain permissible levels of metals, as well as the required revegetation of a historic tailings area near the adjacent town. The PAMA set forth an implementation time line of nine months for Huaron to make certain expenditures to address the environmental issues raised. In January of 1997 and March of 1998, the Minister of Energy and Environment consented to the modification of certain expenditures under the PAMA and an extension of the implementation time line.
     As a result of the 1998 flood of the adjacent Animon mine, waters inundated portions of the Huaron Mine, causing the closure of the mine. For this reason, Minera Huaron was not able to satisfy all of its obligations under the PAMA in accordance with the established implementation time line. Given the magnitude of the incident at the Huaron mine, in December 2001, the Minister of Energy and Environment granted further modification of the PAMA and an extension of the time for implementation. At the same time, the Minister of Energy and Environment approved a special program of environmental management (“PEMA”) to continue until the end of 2005.
     Minera Huaron completed requirements under the PAMA program, and compliance and expenditures have been audited by third party consultants. Under the PEMA program, work was focussed on two projects: remediation of water quality exiting the old workings and closure of the historic Huayllay tailings impoundment. Remedial work started on the Huayllay tailings impoundment in 2004 and was completed in 2005. In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within six months of the date of passage of the legislation. Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules require that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006. Huaron’s original closure plan was filed by mid-year 2004.

     In August of 2006 Pan American submitted a comprehensive closure plan for the Huaron Mine to the MEM in accordance with that ministry’s regulations. The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the Ministry of Energy and Mines. The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plantsite infrastructure, and underground mine. A detailed cost estimate was prepared based on Pan American’s and the consultant’s shared experience with closure works over the past 12 years and experience with other projects in Peru. As required by the ministry the costs were summarized in three phases; concurrent closure, final closure and post closure.
     The total estimated cost for the MEM closure plan for Huaron was $8.5 million. This cost estimate serves as the basis for the calculation of the financial guarantee required by ministry’s closure plan regulations. In the case where the final closure solution for a specific facility or area of the mining operation was not precisely definable, due to questions of the technical feasibility of different alternatives or the potential for yet evaluated alternatives, a base case cost was estimated for the closure item. This cost estimate was used to avoid any potential over commitment for the payment of the financial guarantee. For the purpose of the corporate estimate of closure and reclamation costs, uncertainty of closure solution was managed with the application of probabilities to potential closure scenarios. The current present value of closure expenditures at Huaron were estimated including a provision for the probability of increased costs for the construction of soil cover over the tailings area. The current present value of expenditures is $9.2 million.
     The most significant environmental issues currently associated with the mine are metal-laden waters discharged from the mine, localized areas of acid rock drainage from the mine’s tailings deposit areas and the containment and stability of the active tailings ponds. During 2004 and 2005, water quality at the compliance point has met pH standards and a majority of metal compliance standards. The closure planning process, now underway with the support of independent consultants, will define closure and mitigation options for improving water quality exiting the site. The site water quality at Huaron has improved due to the expansion and modification of the effluent management and treatment system. Water from the tailings facility and the upper levels of the mine are now combined with the flows from the lower level of the mine. The flows are directed via a borehole from the upper level to the lower level of the mine where they are directed to a lime addition and sedimentation treatment system. Following the implementation of this change the water quality at the downstream discharge point is at levels permitted by Peruvian regulations. The sampling program is continuing to monitor the expected improvement in water quality.
     Health and Safety
     Following its purchase of the mine, Pan American implemented a modified version of the third party safety and training program for employees and contractors used successfully at its Quiruvilca Mine. In April of 2006 a formal safety audit was conducted by a third party consultant and the Director of Safety and Training at the Huaron Mine. All Huaron Mine employees are required to undergo safety and environmental training and all new underground employees are required to undergo task specific training prior to being assigned to their first position. In addition, supervisors and workers attend the Centromin “Basic Mining Concepts and Safety” training in Lima. This training focuses on proper mining methods with an emphasis on safety. This training will continue through 2007.
     Capital Expenditures
     In 2006, capital expenditures at the Huaron mine were approximately $5.4 million and consisted primarily of: (i) equipment replacement and improvement totalling $1.8 million; (ii) mine development and deepening totalling $3.4 million; and (iii) ongoing closure expenditures totalling $0.2 million.

     Significant capital spending is expected at Huaron in 2007 as the Company invests in the deepening project. The budget for 2007 totals $12.3 million and includes: (i) mine capital amount of $6.2 million, an amount that includes the deepening to the 180 level and installation of a conveyor belt between 180 and 250 levels, and the rehabilitation and upgrading works needed to bring D shaft back into operation; (ii) diamond drilling totalling $1.3 million; (iii) process capital of $2.3 million primarily to provide additional backfill capacity and to raise the tailings dam; (iv) maintenance and other equipment repairs and improvement of $1.4 million; (v) safety and environmental of $0.3 million; and (vi) administration and information technology of $0.8 million.
     Marketing
     The products of value produced from the Huaron mine are silver rich zinc, lead and copper concentrates. All contracts are with arm’s length buyers. Huaron receives payment for an agreed percentage of the silver, lead, zinc or copper contained in the concentrates it sells after deduction of smelting and refining costs.
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
     In 2006 the copper concentrate contract with Doe Run Peru was extended until the end of 2008 with fixed terms.
     In relation to the lead concentrate, Pan American reached an agreement with Glencore in 2005 whereby 100% of 2006 and 2007 lead concentrate production would be sold to Glencore.
     In 2005 and 2006, the revenues per type of concentrate produced at the Huaron mine were as follows:

			Average Sales Price
2006	Revenue[1]	Tonnes	per Tonne
Zinc Concentrate	$23.2 million	24,975	$929
Lead Concentrate	$17.1 million	17,002	$1,006
Copper Concentrate	$31.3 million	6,716	$4,661

			Average Sales Price
2005	Revenue[1]	Tonnes	per Tonne
Zinc Concentrate	$7,208,913	23,182	$311
Lead Concentrate	$9,887,443	15,992	$618
Copper Concentrate	$17,770,711	7,470	$2,379

[1]	Consists of sales to arm’s length customers.
     To date, Pan American has not had any difficulty in securing contracts for the sale of Huaron concentrates.

(iii) La Colorada Mine
     Ownership and Property Description
     Pan American Silver’s wholly-owned subsidiary, Pan American Mexico, owns and operates the La Colorada mine.
     The La Colorada property consists of six contiguous blocks of exploration permits and exploitation claims totalling approximately 2,230 hectares (approximately 1,189 hectares are designated by exploration permits and 1,041 hectares by exploitation claims). Three of the exploration permits are in the process of being converted to exploitation claim status. The property also consists of approximately 464 hectares of surface rights which cover the main mine workings and the mine’s ore zones.
     All permits and licences required for the conduct of mining operations at La Colorada are currently in good standing.
     A technical report on the La Colorada mine (the “La Colorada Report”) dated March 17, 2006 was prepared for Pan American in accordance with NI 43-101. The La Colorada Report was authored by Martin Wafforn P. Eng. and Michael Steinmann P. Geo., both of whom are Qualified Persons, as the term is defined in NI 43-101, and employed by the Company. The following summary of the La Colorada mine is primarily based on the La Colorada Report.
     Location, Access, Climate and Infrastructure
     The La Colorada mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres south of the city of Durango. The main municipality in the district is the city of Chalchihuites, 16 kilometres northwest of the La Colorada Mine, with a population of approximately 1,000. The district’s general coordinates are 23º, 23’ North Latitude and 103º, 46’ West Latitutde. The property is situated at elevations between 2,100 and 2,550 metres above sea level.
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
     The climate at the project site is arid to semi-arid. Vegetation typically includes mesquite and cactus. The rainy season is from July to September. Precipitation during this rainy season can be extreme and cause regional flooding and wash-outs. However, in general, precipitation in the area is quite low and the mine is able to operate year round.
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
     Royalties and Encumbrances
     To the best of Pan American’s knowledge, the La Colorada property is not subject to any other royalties or encumbrances. La Colorada’s future environmental liabilities at December 31, 2006 have been estimated by the Company at approximately $5.4 million.
     Taxation
     The principal taxes of Mexico affecting the La Colorada operations include income tax, assets tax, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax. The La Colorada operations generated an income tax benefit of approximately $5.7 million in 2006 and $Nil for 2005 and 2004.
     History
     The production history of the Chalchihuites district began during pre-colonial times as artesanal mining for silver malachite. During the sixteenth century, the Spaniards founded the village of Chalchihuites and began intermittent exploitation of the mineral deposits in the area. By the nineteenth century, the Spanish operations achieved continuous silver production, which was interrupted by the Mexican War of Independence.
     In 1925, the Dorado family operated mines at two locations on the La Colorada property. From 1929 to 1955 Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 tonne per day flotation plant and worked the old dumps of two previous mines on the La Colorada property. From 1933 to the end of World War II La Compañía de Industrias Peñoles also conducted mining operations on a single breccia pipe on the property. From 1949 to 1993, Compañía de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property.
     In 1994, Minas La Colorada S.A. de C.V. (“MLC”) acquired the exploration and exploitation claims and surface rights of Compañía de Minas Victoria Eugenia S.A. de C.V. Until 1997, MLC conducted mining operations on three of the old mines on the La Colorada property. Production was at a rate of approximately 150 tonnes per day.
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
     Most mineralized veins on the property strike east to northeast and dip moderately to steeply to the south. Veins occur in the trachyte and limestone units and cut across the bedding and contacts with little change in the width or grades of the vein. Mineralized widths in the veins are generally less than two metres but may be wider if there is a halo of replacement or brecciated material. The No Conocida Poniente (NCP) Corridor strikes east-west and dips moderately to the south, with true widths of approximately up to 15 metres, but most of the economic mineralization is located in quartz veins, which are on average 1 to 2 metres wide.
     Vein fillings consist of quartz, calcite, and locally barite and rhodochorosite. Where the veins are unoxidized, galena, sphalerite, pyrite, native silver and silver sulfosalts are present. The major mineralised veins, are strongly brecciated and locally oxidized, obscuring original textural features. Less deformed veins show mineralogical layering, crystal-lined open vugs, and hydrofracture vein breccias, indicating typical multi-stage growth.
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
     The current Mineral Resource and Reserve contains only vein hosted mineralization. The Mineral Reserve/Resource ore zones at La Colorada as well as their orientation (strike/dip) and style of mineralization are as follows:
•	NCP — Average orientation 075/60S. This zone is characterized by a broad mineralized shear within limestone containing one or more quartz veins parallel to the orientation of the shear. The majority of the silver mineralization is found in the quartz veins. Mining is in progress on various sublevels down to the 423 level. The NCP vein is east of the Candelaria Breccia. The vein splits to the west into at least 5 mineralized and recoverable veins termed Footwall, Hangingwall, Hangingwall2, Split and Inversa. Inferred Resources have been estimated to the 520 level. The NCP veins are economically the most important and contain 46% of the remaining resource and reserve ounces of silver.

•	NC2 — Average orientation 045/70S. NC2 is a narrow (one-to-two metre) mainly sulphide and partly oxide vein. It has a strike length of over 700 metres and is open to the east with potential extension to the west. Mining is currently occurring on levels down to the 380 level and has been drilled to below the 495 level where inferred resources have been estimated. The NC2 vein is the most important source of sulphide mineralization and contains 23% of the remaining resource and reserve ounces of silver.

•	Amolillo — Average orientation is 045/70S. Amolillo is mainly an oxide vein located 500 metres north of the NC2 and NCP vein complex. The vein has recently been converted to reserve status with 2006 drilling success and the drilling has shown the vein to be open to the east, west and down dip. Pan American decided to rehabilitate and further develop the Amolillo vein in 2006, and has since purchased equipment and commenced mining on the 30 and 70 levels.

•	Recompensa — Average orientation is 090/80N. Recompensa is a combination of vein and manto mineralization located more than one kilometre northwest of the NC2 and NCP vein complex. The vein mineralization is narrow (less than one metre). Recompensa contains both oxide and sulphide material. Only resources have been estimated in this structure.

•	4235 — Average orientation 090/75N. 4235 is a narrow (approximately one metre) vein which occurs in the hanging wall of the NCP and NC2 vein systems. It has a strike length of approximately 140 metres, and has been exposed by development on the 295 level and by drilling above and below that level. The western half of 4235 is sulphide and the eastern half is oxide. Only resources have been estimated in this structure.
     Exploration and Drilling
     The bulk of Pan American’s exploration of the La Colorada property has been surface and underground diamond drilling and underground drifting on the veins and mineralized zones.
     Historically, from 1997 to 2006 Pan American has drilled 108 surface holes and 147 underground holes, for 43,548 total metres of drilling. Surface drilling used NQ and HQ sized core and underground drilling used BQ sized core, except for certain NCP Corridor drilling in 2000, which was done with HQ sized core in an attempt to improve recovery. Prior to Pan American’s involvement in the La Colorada project, previous operators had drilled 131 holes for a total of 8,665 metres. These holes were not used in Pan American’s reserve or resource calculation, with the exception of four holes where the original core was found and assayed by Pan American.
     Drill holes generally range in length from 100 to 300 metres with dips of plus 45º to minus 90º. Standard logging and sampling processes have been used to record information from the holes drilled by Pan American. Interval samples have been cut with a diamond saw and the remaining half core is stored on-site. Hole collars have been surveyed by total station survey equipment.
     Recovery in the drill holes has generally been high (plus 80%), with the exception of holes drilled into the NCP Corridor ore zone and areas of high water flow. In the NCP Corridor zone, the recovery averaged 67%. There was no bias in the poorer recovery drill holes.
     Underground drifting along the mineralized structure was used in previous years and in 2006 as a method of exploration. Approximately 4,332 metres of development in ore was completed during 2006. The drifting allowed detailed sampling, mapping and structural interpretation of the ore zones, as well as key grade information. Development to the west of NCP was important in increasing the reserve and resource base in 2006 and provided information about vein extensions that will be the subject of further exploration in 2007.
     An exploration drilling program of 7,840 metres in 2006, targeted various areas throughout the property. There were many successful holes the best program of which resulted in the conversion of Amolillo to reserve status and provided additional targets along this structure. The Recompensa mine continued to be rehabilitated to provide access for underground sampling and diamond drilling programs to be conducted in 2007.
     Sampling and Analysis
     The La Colorada database consists of two types of samples – underground channel samples and diamond drill core samples.
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
     In addition to the samples taken from development, the database includes stope samples. Stope sampling methodology is the same as the development sampling, however the stope cycles sometimes prevent samples from being taken every 4 metres.
     Drill holes are sampled and logged according to industry-accepted standards. Holes are logged for lithology, alteration, mineralogy and recovery. As with the underground sampling, the samples are broken out by geology, and vein and wall rock are sampled separately.
     Pan American has used three commercial labs for exploration assaying at La Colorada: Bondar Clegg (Vancouver, B.C.), ALS Chemex (Vancouver, B.C.) and Luismin (Durango, Mexico). All assaying by the commercial labs for gold and silver has been done using fire assay with either an AA or gravimetric finish on a one-assay tonne charge. Base metals were assayed using acid solution and atomic absorption (“AA”) determination. Some exploration and all mining samples are completed at the La Colorada lab which uses fire assay for gold and silver on a ten gram charge with a gravimetric finish. Base metals are assayed using acid digestion and AA determination.

     A QA/QC program consisting of check assays and blank samples at an independent laboratory was used throughout the drilling program conducted prior to 2004. Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of tertiary lab check assays (mostly to ALS Chemex) on 2-5% of the samples and 1-2% of check samples. This program was started with the new diamond drilling campaign in 2005.
     All of the drilling, sampling and QA/QC programs were conducted under the direct supervision of Pan American’s geology staff.
     The 2005 Mineral Reserve and Resource used ore lithology densities based on previous years estimates that were calculated primarily from drill core analysis. Densities in 2005 were based on host rock lithology and oxidation state. Densities in the 2006 Mineral Resource and Reserve were based on oxidation state and base metal grades and were increased by an average 10% following a review of waste and ore density measurements taken in 2005 and 2006. Prior resource and reserve estimates replaced missing minor element (gold, lead, zinc) assays with zeros. This was found to under-estimate the minor element content and in 2006, the median value was used instead of zero.
     The 2005 Mineral Resource and Reserve included a 0.95 factor for silver grades. This was removed in the 2006 Mineral Resource and Reserve and replaced with a high grade cut based on normalization of the frequency distribution of grade in order to improve local estimation.
     The 2005 and 2006 Mineral Reserve estimate include a minimum true mining width of 2.0m.
     The 2005 and 2006 Mineral Reserve estimate include 10% mining loss of ore and 7.5% mining dilution. Dilution is added at zero grade.
     Mineral Reserves
     The Company’s management estimates that mineral reserves at La Colorada, as at December 31, 2006, are as follows:
La Colorada Mineral Reserves 1, 2

Reserve		Grams of Silver	Grams of Gold
Category	Tonnes	per tonne	per tonne	% Lead	% Zinc
Proven	608,072	493	0.37	0.89	1.58
Probable	579,699	543	0.43	0.95	1.60
Total	1,187,771	517	0.40	0.92	1.59

[1]	Calculated using a price of $9.00 per ounce of silver, $525 per ounce of gold, $1000 per tonne of lead and $2100 per tonne of zinc.

[2]	Mineral reserves for La Colorada have been prepared under the supervision or were reviewed by Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P. Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

[3]	The La Colorada mine applies incremental cut off grades as the combined process plants currently have more capacity than the mines. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.
     Consumption of the proven and probable oxide and sulphide reserves at current production rates would result in a mine life extending to 2010.

     Mineral Resources
     The Company’s management estimates that mineral resources at La Colorada as at December 31, 2006 are as follows:
La Colorada Mineral Resources 1, 2

Resource		Grams of Silver	Grams of Gold
Category	Tonnes	per tonne	per tonne	% Lead	% Zinc
Measured	184,161	381	0.40	0.98	1.34
Indicated	550,693	274	0.23	1.57	1.43
Inferred	1,718,422	398	0.30	2.24	2.32

[1]	These resources are in addition to La Colorada mineral reserves. Calculated using a price of $9.00 per ounce of silver, $525 per ounce of gold, $1000 per tonne of lead and $2100 per tonne of zinc. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[2]	Mineral resource estimates for La Colorada have been prepared under the supervision, or were reviewed by Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P. Eng., Vice-President of Mine Engineering, as Qualified Persons, as that term is defined in NI 43-101.
     Mining
     The mining method utilized for the oxide ore is mechanized cut and fill from the property’s NCP, NC2 and Amolillo veins. Fill material is sourced from development muck, waste slashed from walls in the stopes and surface stockpiled material. No tailings backfill is planned. Split sets, cemented split sets and shot-crete are used for ground control on various patterns depending on ground support requirements.
     Mechanized equipment includes three yard, two yard and 1.5 yard scoop trams, low profile nine tonne trucks for haulage in ramps, jack-legs and a one boom electric hydraulic jumbo for drilling and battery locomotives/Granby cars for sill haulage. The replacement of the main hoist winch is due to be complete in early 2007.
     The La Colorada mine plan was developed for mining all areas concurrently. The plan is based on providing up to 600 tonnes per day of ore to the oxide mill that was commissioned in 2004 and a further 250 tonnes per day of ore to the sulphide mill.
     In June 2004, La Colorada stopped producing sulphides when the sulphide resource was exhausted above the de-watered level of the mine. Golder Associates Ltd. visited La Colorada and developed a de-watering model to gain access to the sulphide resource below the water level. A study was carried out to determine the mechanical/electrical/development requirements to handle the water. The study was finished during 2004 and the production of sulphides began again in July, 2006.
     The Amolillo section of the mine began production in the second half of 2006. This will augment production from Candelaria.
     Milling
     Milling consists of a 600 tonne per day conventional cyanide recovery plant for oxide ore as well as the 250 tonne per day for sulphide ore processing. The sulphide plant was refurbished to 100 tpd in July 2006 and to 250 tpd in early January 2007 and currently produces a concentrate that is valuable primarily for its lead and silver content. In the first half of 2007 it is planned that an existing zinc flotation circuit will be refurbished and expanded. This circuit will allow a separate zinc concentrate to be produced and sold. The majority of the silver will continue to report to the lead concentrate. The oxide plant produces a silver doré from a zinc precipitate recovery circuit and on-site refinery.
     Environment
     An environmental impact study (“EIS”) and risk assessment by Clifton Associates Ltd. on the La Colorada property was submitted to Mexican environmental authorities in early March 1999. The EIS described the impact of proposed development and mining activities and provides conceptual plans for closure and remediation. The EIS was approved by the Mexican authorities in November 1999.
     To the best of Pan American’s knowledge, Pan American’s operations at the La Colorada mine currently comply in all material respects with applicable Mexican laws.
     The three most significant environmental issues identified in Pan American’s corporate HSE Audit conducted in 2004, associated with the La Colorada property were the erosional stability of existing tailings facilities on the property, domestic waste water discharge from on-site buildings, and an uncovered solid waste landfill on the western portion of the La Colorada property. The waste water treatment facility was identified for upgrade in 2006 with the installation of a treatment facility expected in 2007.
     The existing tailings facilities will be rehabilitated by a combination of the removal of some tailings for the expansion of the operating tailings facility and regrading and covering of the remnant tailings impoundment. This is an ongoing process as tailings are removed for the expansion of the existing tailings impoundment. A second stage of the dam expansion is expected to be carried out in 2007.
     A solid waste landfill is located on the western portion of the La Colorada property. The historic landfill wastes on the arroyo slope are not covered but new fill is deposited into open trenches atop the landfill and covered on a weekly basis.
     Pan American has estimated the present value of the final site reclamation costs for the La Colorada property to be approximately $4.3 million. During 2005, Pan American began reclamation work concurrent with mining operations by reclaiming old tailings on the property. This work allows efficient use of people and equipment on-site for operations and will continue in 2007.
     Health and Safety
     A formal safety audit was conducted in December of 2006 at the La Colorada Mine by a third party consultant and the Company’s Director of Safety and Training. In 2006 all protocols and procedures were updated at the mine as a result of a safety audit investigation conducted by the Director of Safety and Training.
     Capital Expenditures
     In 2006, capital expenditures at La Colorada totalled $8.0 million and consisted of: (i) mine equipment replacement and improvement totalling $2.4 million; (ii) mine development totalling $3.1 million; (iii) plant equipment replacement and improvement totalling $1.2 million; and (iv) diamond drilling totalling $1.3 million.
     La Colorada’s budget for 2007 totals $8.0 million, and includes: (i) mine development and exploration amount of $1.9 million; (ii) diamond drilling totalling $1.5 million; (iii) tailings dam raise of $1.0 million; and (iv) other infrastructure and mine repairs and improvement for $3.6 million.
     Marketing
     All of La Colorada’s concentrate production is sold under a one-year contract (renewable) expiring in 2007 to an arm’s length smelter located in Torreón, Mexico. All silver doré produced from the oxide mill at La Colorada is sent for refining at arm’s length refineries located in Torreón, Mexico and subsequently sold to various banks dealing in bullion.
     During 2006 the revenue produced by the La Colorada mine was as follows:

	Revenue[1]	Quantity
Silver and Gold in Doré	$37.7 million	3,185,000 ounces silver and 3,600 ounces gold
Lead Concentrate	$3.2 million	441 tonnes

[1]	Consists of sales to arm’s length customers.
     During 2005 the revenue produced by the La Colorada mine was as follows:

	Revenue[1]	Quantity
Silver and Gold in Doré	$21.6 million	2,508,000 ounces of silver and 2,500 ounces of gold

[1]	Consists of sales to arm’s length customers.
     During 2004 the revenue produced by the La Colorada mine was as follows:

			Average Sales Price
	Revenue[1]	Quantity	per Tonne
Silver and Gold in Doré	$11.1 million	1,810,380 ounces of silver and 2,235 ounces of gold	—
Zinc Concentrate	$0.1 million	223 tonnes	$494
Lead Concentrate	$1.4 million	484 tonnes	$2,908

[1]	Consists of arm’s length customers.
     To date, Pan American has not had any difficulty in securing contracts for the sale of the La Colorada concentrates or doré.
(iv) Alamo Dorado
     Ownership and Property Description
     In 2003, the Company completed an acquisition of Corner Bay and its subsidiaries, which originally held the rights to conduct exploration activity on the Alamo Dorado mineral deposit. Today, the Alamo Dorado project is managed and operated through Pan American’s wholly owned Mexican subsidiary, Minera Corner Bay S.A. de C.V. (“MCB”).
     The Alamo Dorado project is located 40 kilometres south-southeast of the town of Alamos in the southeast corner of the State of Sonora, near the border with the State of Sinaloa in northwest Mexico at 26º, 44’, 44.2’’ North Latitude and 108º, 40’, 00.7’’ West Longitude.
     The Alamo Dorado Project consists of two contiguous exploitation concessions, the 509 hectare Alamo Ocho Concession and the 4,865 hectare Alamo Dorado Concession, five non-contiguous exploration concessions covering 6,014 hectares, and surface rights covering 763.64 hectares. All of the mineral reserves and resources for the Alamo Dorado project lie within the boundaries of the Alamo Ocho and Alamo Dorado concessions and these surface rights. The Alamo Ocho Concession expires in 2050, the Alamo Dorado Concession expires in 2054 and the five exploration concessions expire 50 years from the date in which they were registered in the mining register. The Alamo Ocho Concession was purchased by Corner Bay from Alfredo Duran Viramontes and Roberto Duran Viramontes for $425,000 in semi-annual payments from 1997 to 2002 and a balance payment of $300,000, all of which have been paid.
     MCB has in its possession all of the principal permits necessary for the operation of Alamo Dorado. MCB obtained an explosives permit from SEDENA following the construction of the explosives storage facilities in 2004. A conversion of MCB’s existing temporary land use permit from SEMARNAT, the Mexican national environmental agency for the proposed mine, to “construction status” was issued in December 2004. MCB also submitted, and SEMARNAT approved, a land use permit modification for the milling scenario with dry stack disposal of non-hazardous tailings in an unlined facility in January 2005. MCB has also secured a permit from INAH, the Mexican national archaeological and historical institute, for the Alamo Dorado mine site area and a blasting permit from SEDENA, the Mexican national secretary of defence. The SEMARNAT land use permit for the construction of the 115 KV power line and water line for the project have now been acquired. The municipal construction permit for the Municipality of Alamos has also been acquired.
     MCB has an existing agreement with SEMARNAT for compensation activities in mitigation for the environmental impact of the Alamo Dorado project. MCB is conducting its compensation activities on schedule and within the framework of its agreement with SEMARNAT.
     MCB has also received a water use permit from the Mexican National Water Commission that allows extraction of 1.5 million cubic metres of water annually for project use from a series of three ground water wells developed 27 kilometres from the site by MCB. MCB has also obtained rights to the water and surface rights for the wells and pipelines from three of the local land owner groups called Ejidos.
     Location, Access, Climate and Infrastructure
     The Alamo Dorado project can be accessed from the United States via interstate 19 south of Tucson crossing into Mexico at the border town of Nogales, Arizona continuing on the Mexican toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora and heads south through Hermosillo, Ciudad Obregon and into Navojoa. From Navojoa, the road to Alamos, Sonora, is an overwidth two-lane paved road (recently upgraded in 2006). The project is 40 kilometres southeast of the town of Alamos and is accessed primarily via a moderately maintained dirt road which was recently upgraded by MCB. A secondary access route exists that is used for heavy deliveries and shipments. There are water crossings that are impassable for short periods during heavy local downpours in the rainy season. During these periods, personnel will access the site solely via a route which includes a bridge suitable for passenger vehicles, but which would not be used for bulk consumable shipments. Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south. The airport at Ciudad Obregon is approximately 75 kilometres north of Navojoa or 125 kilometres northwest of the Alamo Dorado site. The town of Alamos also has a sealed airstrip that is in the process of certification for international air traffic.
     The climate of the Alamo Dorado project area is transitional between the tropical climates further south and the subtropical desert lands typical of the Pacific Coast of Baja, California. The area is generally dry with the warmest period typically occurring between March to July. Precipitation occurs during a short but intense rainy season that typically extends from July through September. The mine operates year round.

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
     Construction of the Alamo Dorado mine was completed by the end of 2006 and the site now has the following facilities in full operation: Mobile mine equipment shop warehouse facility, and laboratory facilities completed in 2005; explosives magazine constructed in 2004; fully developed open pit mine following pre-stripping activities completed during 2004 and 2005; precious metals processing plant completed by the end of 2006, including but not limited to, the crusher, grinding mills, leach tanks, filter plant, refinery and an acidification, volatilization and reneutralization (“AVR”) plant; installation of a 115 kva power transmission line from the Miguel Hidalgo hydroelectric station 35 kilometres away was completed in 2006; development of three water supply wells 27 km to the southwest complete with pumps and a pipeline was completed in 2006; administration and communication facilities were completed in 2006; and a tailings embankment was constructed in 2006 and the initial plant tailings were placed in the facility by the end of 2006.
     Royalties and Encumbrances
     To the best of Pan American’s knowledge, the Alamo Dorado project is not subject to any royalties or encumbrances.
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
     Geologists from MCB visited the property in 1997 and collected some grab samples from various locations along the north trending ridge. Encouraged by the positive assay results from those samples, MCB began a systematic surface sampling program and eventually obtained an agreement to purchase the Alamo Ocho concession from the owners. The surface sampling program outlined a 300-metre-long north-south trending silver-gold anomaly situated along the east side of the Cerro Colorado Ridge.
     Exploration on the Alamo Dorado project has been comprised primarily of reverse circulation drill campaigns conducted annually from 1998 to 2001. A structural geology examination of the property was undertaken in 2000 through mapping of surface exposures along drill access roads. A more comprehensive 1:2500 scale geologic mapping program was conducted in 2001 over an area of about four square kilometres in the project area. Results established surface extents of the volcanic lithologic units, cross cutting dykes and alteration patterns and provided a linkage for the interpretation of the drilling geological data. Exploration that was completed through 2002 formed the basis for Mintec to create a resource model for the property. MCB also contracted with an independent third party to conduct and complete a feasibility study for a heap leach operation with 35,504 million tonnes of 68 g/t silver ore reserve. Mintec’s resource model supported the study. The study was completed in June 2002.
     On February 20, 2003, the Company acquired Corner Bay pursuant to a plan of arrangement under the Canada Business Corporations Act, and in connection therewith the Company issued 7,636,659 common shares and 3,818,329 common share purchase warrants exercisable for a period of up to five years at a price of Canadian $12.00 per common share. The Company also granted options to purchase up to 553,847 common shares of the Company to former employees of Corner Bay and its subsidiaries.
     In 2003 Pan American contracted with SRK Consulting to perform a structural evaluation of Alamo deposit. The SRK study concluded that reserves were structurally controlled rather than disseminated as previously interpreted. Mineralization was found to be generally higher grade along structurally controlled zones and not a lower grade disseminated deposit as previously interpreted. This raised the prospect that the mineralization might be better suited to a milling type operation rather than a heap leach operation, as previously interpreted.
     Resource Modelling Inc. (“RMI”) was contracted by Pan American in 2003 to construct a new resource model using the revised structural interpretation of the mineralization. RMI’s new resource model reduced the overall silver resource on Alamo Dorado by approximately 40%, primarily due to the loss of approximately half of the previously interpreted gold mineralization.
     An infill drilling program was conducted on the Alamo Dorado concession in the first half of 2004 in order to confirm the revised interpretation of the reserves, and to provide core samples for the metallurgical testing needed for design of a mill and recovery plant.
     In 2004, Pan American contracted a third party to conduct a study to confirm whether a milling operation was the optimum type of recovery operation for the Alamo Dorado mining project. This study indicated that project economics could be improved by using grind-leach circuits in a mill instead of the previously evaluated heap leach concept. In 2004 AMEC prepared, a throughput tradeoff study for the milling option which indicated that a 4,000 tonne per day throughput was the optimum production rate for a milling circuit.
     In September 2004, Pan American commenced an update of the Alamo Dorado Feasibility Study for a new project based upon the revised resource model, and a conventional milling and leaching circuit. A number of consulting firms were engaged to collaborate on the study. The Feasibility Study NI 43-101 Technical Report for Alamo Dorado project was completed March 31, 2005 by M3 Engineering & Technology Corp.
     In 2005, the Company’s board of directors approved a $76.6 million project to construct and operate the Alamo Dorado silver mine.
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
     In March 2005, M3 Engineering & Technology Corporation was selected as the EPCM contractor to conduct the engineering and design, as well as oversee the construction of the project. Design commenced immediately and on site construction began in April, 2005.
     The majority of the mine equipment was selected, procured, and shipped to the site in mid-2005. Mine pre-stripping operations commenced at the Alamo Dorado project in August, 2005 and continued ramp-up until June

2006 where highest production was proven at the highest requirement of the life-of-mine plan (13Ktpd). By the end of December 2006 the mine had stockpiled 620Kt of ore at 62gpt Ag and 0.31gpt Au, mined 4143Kt of in-pit waste, mined over 700Kt of ex-pit waste including developing 12.6km of access roads, completing the tailings facility phase 1 footwall and under-drains, completing the sediment retention dam, completing 1.5km of sediment control channels and aiding mill earthworks construction.
     Construction of the open pit mine and processing facility was completed in the fourth quarter of 2006 as efforts turned to commissioning of the filtration, refining, and acidification volatilization reneutralization (“AVR”) for cyanide recovery circuits. Total construction costs for the project have amounted to approximately $81.5 million. In addition, costs to build the initial ore stockpile and in-circuit silver inventories, which totalled $2.3 million, have been recorded as current working capital. Slow start-up of the filtration circuit pushed initial silver production to Q1 2007. The mine completed its first silver pour in the first quarter of 2007, and is now in the process of ramping up to expected production levels of 4,000 tonnes per day. During 2006 the mill processed 35Kt of ore at 60gpt Ag and 0.3gpt Au with essentially all production reporting to in-process inventory at the end of the year.
     The completed process facilities include a 42” gyratory crusher, 6.7 m diameter SAG mill, 4.3X 7.5 m ball mill, 8 leach tanks for 100 hours of leach retention, 2 each 162 square metre vacuum belt filters, 30-cell electrowinning circuit, and an AVR for cyanide recovery and reuse. Although no unit operation of the process plant is unique or untested technology, the flow scheme is innovative and allows the direct deposition of non toxic moist (22% moisture) solid tailings to cake directly to the tailings facility. Support facilities include a 35 kilometre 115 kVA line fed from a local hydroelectric station, a 27 kilometre water line supplying from three wells, a microwave connection to modern telecommunication systems, and a two MW generator for backup power supply.
     Geology and Mineralization
     The Alamo Dorado project is located in the Sierra Madre Occidental Range, a late Cretaceous to Tertiary age volcanic province that extends for hundreds of kilometres through north-western Mexico. In the mine area the volcanics lie upon a basement of Jurassic metamorphosed sedimentary rocks that were locally intruded by various Tertiary age intrusives. The overlying volcanic sequence is grouped into lower and upper units based on the different styles of volcanism that are present. The Lower Volcanic Sequence is of late Cretaceous to early Tertiary age and consists of up to 1,000 metres of tuffs, flows, and volcanic breccias that are andesitic to dacitic in composition. The Upper Volcanic Sequence is of middle Tertiary (Oligocene-Miocene) age and consists of more than 1,000 metres of ash flow and ash fall tuffs of rhyolite to dacite composition that lie unconformably upon the Lower Volcanic Sequence.
     A period of particularly active tectonism including intrusion and uplift occurred between the deposition of the Lower Volcanic Sequence and the Upper Volcanic Sequence. Uplift and faulting of the Sierra Madre Occidental province was accompanied by the intrusion of felsic to mafic composition dykes, along with the local emplacement of intrusive stocks and batholiths. Mining districts in the Sierra Madre Occidental province are typically located along sheared and faulted structural zones formed in the Lower Volcanic Sequence, and to a lesser extent, within the underlying granitic intrusives. These deposits are characterized by low sulfidation epithermal precious metal systems that locally may contain base metals.
     Uplift of the Sierra Madre Occidental province continued following Tertiary volcanism. Erosion of the uplifted area has resulted in deep canyons and rugged topography.
     In the Alamo Dorado mining concession the Upper Volcanic Sequence is present in the higher parts of the surrounding hills, but has largely been removed by extensive erosion. Near the eastern concession boundary there are relatively underformed, gently dipping stratified rocks, which are probably Oligo-Miocene in age and are part of the Upper Volcanic Sequence.

     The host rocks at the Alamo Dorado mine consist of a sequence of ductile deformed, steeply dipping, Mesozoic epiclastic marine rocks that contain minor intercalated siliceous exhalite and pillow basalt.
     During the early Tertiary the marine sediments were accreted onto the fore arc terrain of a north-west trending magmatic arc. The Laramide orogenic event probably caused at least the first phase of ductile deformation which resulted in the development of a strong penetrative planar fabric and the metamorphism of the sediments to greenschist facies.
     Deformation of the rocks at Alamo Dorado was episodic and progressed before, during and after deposit formation. Alteration of the metasedimentary rocks to an assemblage of quartz-muscovite occurred in and marginal to major fault zones.
     The metamorphosed marine sedimentary rocks were intruded by dacite dykes, a diorite feldspar porphyry dyke, a hornblende phyric intermediate dyke, at least 2 phases of granodiorite stocks and minor aplite dykes.
     Mineralization and alteration at Alamo Dorado is controlled by an early cryptic structural zone that has since been transposed and kink folded by the regional ductile deformation events. The current shape of the orebody is controlled by a combination of the post-mineral ductile deformation events, and the relatively late, north-west trending block faults, which compartmentalize different portions of the deposit. Silver and gold mineralization may have been associated with the emplacement of the diorite feldspar porphyry dyke and/or 1st phase granodiorite stock, both of which display hydrothermal alternation and contain silver mineralization.
     Hypogene silver mineralisation occurs predominantly as argentite with fine (50 µm — 0.1 µm) disseminated pyrite in clear glassy quartz veins, within quartz crystals of siliceous gangue and within fractures in siliceous gangue. It also occurs as tetrahedrite inter-grown with pyrite, galena and sphalerite.
     In a high grade pervasively silicified-pyritised rock silver mineralization is reported acanthite intergrown with and rimming galena in a late quartz-sphalerite-pyrite-galena-chalcopyrite vein, in addition to an unidentified silver sulphosalt inter-grown with chalcopyrite.
     Within a sample of diorite feldspar porphyry dyke trace silver mineralization occurring as a silver sulphosalt is recognized with disseminated pyrite-chalcopyrite-galena in altered mafic minerals and a quartz-chlorite groundmass gangue.
     The occurrence and mineralogy of gold mineralization is unclear, due to the low gold grades within the deposit, it is difficult to find gold grains within samples. One 4 µm grain of gold was observed with argentite in fractures within clusters of pyrite.
     In the oxide environment silver is very mobile, this was evidenced by strong leaching of Ag mineralization especially from the top 15m of the Alamo Dorado deposit. Within the oxide horizon silver mineralization occurs in the form of silver chloride mineral chloroargyrite, in this environment acanthite and silver sulpho-salts are also stable. Due to the deep weathering of the deposit in the area of the pit, chloroargyrite is a dominant silver mineral.
     Exploration
     No additional exploration was conducted at the Alamo Dorado property during the construction and commissioning of the new mine.
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
     Drilling totals 31,604 metres in 130 drill holes. The holes generally range in length from 90 to 390 metres, averaging 243 metres. Drill holes were drilled at a declination of between 38° and 70°, with a single vertical hole. The major bearing was easterly with a subordinate number of holes drilled from the west. Drill hole collars were located respective to a property grid.
     Standard logging and sampling conventions were used to capture information from the cuttings and drill core. Inspection of the model and drill hole data in plans and sections, together with the spatial statistical work showed reasonable geologic and grade continuity in the main area of mineralization.
     A program was conducted to assure the quality of its sample preparation and assaying. The routine assaying was done at Bondar Clegg, a recognized assay laboratory. This laboratory performed duplicate assays on course reject material, and the precision of these duplicate assays (approximate 15% relative standard deviation of pair differences) is typical of that achieved for similar deposits within the mining industry. Check assays were done on pulps at a number of laboratories. The vast majority of these checks confirm the original assays which will be used to perform resource estimation. A small percentage of potentially contaminated assay intervals were identified in RC holes, all within zones drilled under wet conditions. These data were set to zero for the purpose of reserve and resource estimation. Management of Pan America is of the opinion that the Alamo Dorado project’s quality assurance program meets industry standards.
     Data verification and QA/QC checks were performed on various occasions by retained consultants on different vintages of the Alamo Dorado database. The bulk of the assays in the database were examined in 2002 as a part of a feasibility study that was undertaken by MCB. In addition, RMI selected 21 drill holes so that independent third parties could perform an assay verification check. These holes were selected from all of the major drill campaigns and were spatially located throughout the deposit. These QA/QC checks met industrial standards.
     Based on these various data verifications that have been conducted, the Alamo Dorado assay database has been shown to be accurate and suitable for use in estimating resources. Very few errors have been found with respect to the assay values that are stored in the electronic database versus certified assays.
     For mining, samples are taken from the Ingersoll Rand blast-hole cones using 2 trays inserted under the drill shroud. The samples do not contain sub-drill material. The blast-holes are drilled on a 4x5m staggered pattern. The sample tray material is combined and single pass split at the rig to a minimum weight of 5kg (normal average 8kg). The samples are analysed on site at the Alamo Dorado laboratory. The samples are split, dried, pulverized, split and fire assayed with AA finish for Ag and Au. Duplicate samples are analysed for every 20th sample and all duplicates are also assayed by external laboratory (principally ALS Chemex). A certified standard is inserted to every batch or a minimum of 1:20 samples. Every 100th sample is tested for Net Acid Producing Potential as an assurance process. Every 20th sample is also sampled for minor elements Cu, Fe, Mn, Pb and Zn.
     Mineral Reserves
     Principally based on the 2005 Feasibility Study, but amended for stockpiled ore estimates, milling depletion and current operating cost projections the estimated proven and probable mineral reserves at the Alamo Dorado project are as follows:

Alamo Dorado Mineral Reserves 1, 2

		Grams of Silver	Grams of Gold
Class Reserve Category	Tonnes	per tonne	per tonne
Proven	1,642,000	108	0.38
Probable	10,794,000	113	0.30

TOTAL	12,436,000	112	0.31

[1]	Calculated using a price of $9.00 per ounce of silver and $525 per ounce of gold.

[2]	Mineral reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering as Qualified Persons as that term is defined in NI 43-101. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.
     The Alamo Dorado mine uses a cut off grade that varies by each block, primarily as a function of the copper grade and expected cyanide consumption during the treatment process. The lowest value for cut off grade used at Alamo Dorado is 54 g/t silver equivalent grade. The metallurgical recoveries for gold and silver are calculated for each block using the following formulae: Silver recovery = 0.95 — 5 / silver grade (g/t) – 0.0005 * Copper grade (ppm) Gold recovery = 0.95 — 0.001 / gold grade (g/t) – 0.0005 * Copper grade (ppm).
     Mineral Resources
     Based on the Feasibility Study prepared in 2005, utilizing the same pit shell design as used in the Feasibility Study, but assuming a higher metal price of $9.00 silver and $525 per ounce gold, estimated mineral resources at the Alamo Dorado project are as follows:
Alamo Dorado Mineral Resources 1, 2

		Grams of Silver	Grams of Gold
Class Reserve Category	Tonnes	per tonne	per tonne
Measured	263,000	84	0.31
Indicated	3,610,000	71	0.23
Inferred	518,000	79	0.30

[1]	Calculated using a price of $ 9.00 per ounce of silver and $525 per ounce of gold.

[2]	Mineral resource estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering as Qualified Persons as that term is defined in NI 43-101. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.
     Mining
     Alamo Dorado is a conventional surface mine that utilizes a 7.5 cubic metre hydraulic shovel, a 6.5 cubic metre front end loader and six 53 tonne mechanical rock trucks for the principal earthmoving. The mine is designed to deliver 4,000 tonnes of ore per day to the plant and remove the necessary waste rock to the waste dumps. At the end of 2006, there were 12,436,000 tonnes of proven and probable ore reserves, with 11,816,000 tonnes remaining to be mined from the pit and the rest in ore stockpiles. There are approximately a total of 25,036,000 tonnes of ore and waste remaining to be mined in the pit, meaning that the estimated required overall strip ratio is 1.12:1, or 8,500 tonnes per day. The equipment fleet selected for Alamo Dorado has demonstrated capacity of up to 13,000 tonnes per day on a single shift per day basis. Additional mining capacity would be available if required by adding another operating shift. The overall strip ratio of 1.65 to 1 waste to ore reported in the NI 43-101 technical report of March 31, 2005 has been improved by: mining a higher strip ratio to start the pit; reducing the effective cut off grade from

60 g/t to 54 g/t silver equivalent grade primarily the result of higher metal prices, and improving the pit design. The mine is being developed in two phases, with an initial phase designed to develop downward into the deeper, higher grade reserves which will complete by early 2009, and a second phase of development balancing the material movements with the first phase which will expand the pit to its final high-wall and depth. This second phase is expected to commence in early 2008 and is expected to complete in 2013. As of the end of 2006, the mine was on schedule with its mine plan.
     The mine stockpiles high grade, low grade and mineralized waste category material. The high grade cut-over was selected to maximize return on investment whilst not compromising ore block integrity. The low grade material is above the incremental break even cut-off. The mineralized waste is stockpiled at mineral prices 10% above the current Reserve.
     After mining completes, processing of the low grade stockpiles will commence.
     The estimated life of Alamo Dorado’s reserves at the current design levels will allow the project to operate within the life cycle of the initial mine equipment and should not require significant replacement capital.
     Milling
     Ore from the Alamo Dorado deposit is treated by conventional crushing and SAG/Ball mill grinding to –74 um, followed by thickening, agitated cyanide leaching, leach residue filtration, direct electrowinning to produce a cathode sludge, AVR cyanide recovery and recirculation, leach residue washing with AVR product solutions, dry stack tailings and conventional silver and gold doré bar production from melting of the cathode sludge. The nominal treatment rate will be 4,000 tonnes per day of ore on a 24-hour per day schedule. To date, this nominal treatment rate has been achieved, and in some instances exceeded, however it has not operated on a consistent basis. The mine’s tailings treatment process is expected to recover at least 97.5% of the sodium cyanide used and also neutralize mill tailings, thus reducing the mine’s environmental impact and reclamation costs.
     The plant completed capital constructing in the fourth quarter of 2006 with commissioning progressing through year end 2006 and into early 2007.
     The design of a dry stackable tailings facility consists of downstream constructed embankment that will buttress the moist tailings cake placement. The impoundment area for tailings placement will not be lined given the design expectation that the moist cake will meet non-toxic classification. As at the end of 2006 the first phase embankment was completed as were the related under-drains and channel seepage beneath the facility into a lined collection pond below the embankment. This collection pond will be equipped with a pump to transfer solutions back to the mill and reduce overall mill make-up water requirements in 2007.
     Environment
     The original environmental permitting work considered options developed for the 2002 Feasibility Study, and was provided by Corner Bay in conjunction with Agauyo Consultoria Ambiental, Corner Bay’s environmental consultant and coordinator. AMEC reviewed the environmental impact statement and risk assessment study, as well as ancillary documents submitted by Corner Bay to the Mexican Secretary for Environmental and Natural Resources (“SEMARNAT”) to identify potential major deficiencies and for appropriateness for permitting Alamo Dorado. Environmental impacts arising from the development of the mine are greatly outweighed by the overall benefits. SEMARNAT recommended a finding of no significant impact in the original impact statement/permitting document. Following completion of the updated feasibility study, the original environmental impact statement and risk assessment study documents were revised, resubmitted and approved by SEMARNAT. Project construction commenced in 2005 based on the approved environmental impact statement and an improved modification of the

SEMARNAT Temporary Land Use Permit for the operation of a milling operation and disposal of non-toxic tailings in a dry stack tailings area.
     Pan American has estimated final site reclamation costs for the Alamo Dorado property to be approximately $5.1 million.
     Health and Safely
     In 2005, an Emergency Response Plan (ERP) was developed for the Alamo Dorado project. The detailed plan outlines responses to safety and environmental emergencies. The plan may also be incorporated at other Pan American operations. In 2006, Alamo Dorado completed MSHA (Mine Safety and Health Administration) training for all Pan American employees, and also completed one million hours without a lost time incident in June of 2006. In February, 2007 a formal safety audit of the Alamo Dorado Mine was completed by a third party consultant and the Company’s Director of Safety and Training.
     Capital Expenditures
     Construction of the Alamo Dorado mine was completed by year end 2006. Total project expenditures through the end of 2006 were approximately $81.5 million. The mine then entered into a period of commissioning and is expected to reach commercial production in the second quarter of 2007.
     The 2005 Feasibility Study included an economic analysis using a price of silver of $7.00 per ounce, in which the Alamo Dorado project was projected to generate a 16% return on investment and undiscounted net cash of $68.5 million over the project life. There has been no updated economics completed on the project since the completion of the Feasibility Study in early 2005, however, the reserves stated in this Annual Information Form have been evaluated using Pan American’s long term reserve pricing of $9.00 per silver ounce and $525 per gold ounce.
     Marketing Sales
     Production from the Alamo Dorado mine is in the form of dorè bars, which will be refined at arm’s length refineries prior to the sale of refined silver and gold to bullion bankers. At the date of this Annual Information Form, Pan American has entered into a multi-year refining contract with a Mexican refiner, Penoles for part of the production from Alamo Dorado and does not anticipate any difficulty in securing refining arrangements for the balance of the production in due course.
(v) Morococha Mine
     Ownership and Property Description
     The Morococha mine is owned and operated by Argentum, a Peruvian company in which Pan American, through its subsidiary Pan American Peru, has a 92.01% voting interest as at December 31, 2006 (the remaining interest is held by Alejandro Gubbins and Compania Minera Casapalca S.A.. The Company holds approximately 63.4% of certain non-voting investment shares of Argentum, with the remaining securities being held by other titleholders. The Company’s consolidated interest of voting shares and investment shares is 88.5% as at December 31, 2006.
     The Morococha mine is located in the Morococha District, Yauli Province, Junin Department, Peru, on the east side of the continental divide just below Ticlo summit, approximately 38 kilometres west of the city of La Oroya and 137 kilometres east of Lima. The Morococha mine’s general coordinates are latitude 11° 36’ S and longitude 76° 10’ W.

     The Morococha property is comprised of three economic administrative units (“UEA”) and various concessions held outside of these UEAs. The three UEAs contain 435 mining concessions owned outright by Argentum, 15 mining concessions held jointly with Peru’s national mining company, Centromin Peru (“Centromin”), nine concessions held jointly with other third parties, one leased concession (El Proletario), 11 concessions leased from Silver Lead Mining Company and 35 concessions leased from Corporacion Minera Sacracancha S.A., which together total 9,166.73 hectares. In addition, there are 19 mining concessions outside of the three UEAs that comprise part of the Morococha property, eight of which have been assigned to Volcan, four of which are owned jointly with Volcan and five of which are leased from third parties, which together total 2,129.57 hectares. The majority of the mining concessions comprising the Morococha property are contiguous. All known mineralized zones in which mining operations are currently conducted, and in which known mineral reserves exist, are set out within these concessions.
     Argentum does not hold registered legal title of most of the surface lands that overlie the mining concessions which comprise the Morococha property. These rights are owned by Centromin, the Peruvian national mining company. The Morococha property’s process plants, shafts and access roads are all located on lands of which legal title is registered in the name of Centromin. Argentum’s and its predecessors’ use of these surface lands have been exercised for decades with Centromin’s knowledge and its claim to continued use is based on long term use Peruvian law. Please see “Risks Related to Pan American’s Business — Title to Assets”.
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
     Centromin has granted Argentum a right to use certain of Centromin’s surface lands throughout the useful life of its mining operations, provided such use does not interfere with the development of a mine in respect of the Toromocha disseminated copper system, which overlies certain of Argentum’s mining concessions and underground mining operations. Argentum is obligated to pay Centromin $60,000 (which amount will be adjusted annually to account for inflation) quarterly commencing May 28, 2003 as consideration for this right. Peru Copper Inc., a copper mining company carrying on business in Peru, has recently been granted by Centromin the option to acquire mining concessions and surface rights in respect of the Toromocha property. Peru Copper and Pan American had discussions with respect to negotiating resolution of surface rights issues that may arise between them in connection with their respective operations but are not in discussions at this time.
     The Morococha mine is in the process of obtaining the following authorizations (i) a domestic sewage discharge authorization which is pending to be granted by the General Health Division of the Health Ministry; (ii) an authorization from the Ministry of Energy and Mines to enlarge the Amistad mill; and (iii) A user certificate of chemical raw materials and supervised products to be issued by the Peruvian Police Drug Department.
     A report entitled “Morococha Operations, Yauli Province, Peru — Technical Report”, dated February 2004 (the “REI Report”), was prepared for the Company in accordance with NI 43-101 by an independent Qualified Person, as the term is defined in NI 43-101, Donald F. Earnest, P. Geol., President of Resource Evaluation Inc. (“REI”). Certain statements in the following summary of the Morococha property are based on and, in some cases, extracted directly from the REI Report.

     Location, Access, Climate and Infrastructure
     The Morococha mine is accessible via Peru’s paved central highway, by travelling approximately 137 kilometres east of Peru’s capital city of Lima, then five kilometres south via a public, all-weather gravel road. Rail service from Lima is also available via a national rail line that passes adjacent to the Morococha operations.
     The topography of the Morococha property is characterized by steep, rugged ridges and peaks ranging in elevation from 4,400 metres to 4,900 metres above sea level. Vegetation is sparse and wildlife is limited to mostly birds and small mammals, amphibians and reptiles. The climate of the Morococha district is typical of the Andean Cordillera in Peru, with two distinct seasons — wetter summer months (November through March) and dryer, colder winter months (April through October). Because all mining currently takes place underground, climate has minimal effect on ore production at the Morococha property.
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
     Royalties and Encumbrances
     To the best of Pan American’s knowledge, the Morococha property is not subject to any royalties or encumbrances, other than the mining royalty tax described under “Morococha Mine- Taxation” below.
     Pan American has estimated the present value final site reclamation costs for the Morococha property as of December 31, 2006 to be approximately $10.6 million. See “Quiruvilca Mine — Royalties and Encumbrances” for a description of changes in Peruvian mine closure legislation.
     Taxation
     The principal taxes of Peru affecting Argentum include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, a refundable value added tax and a Peruvian mining royalty tax.
     The Morococha operation generated income tax provisions of approximately $14.1 million, $2.9 million and $1.7 million in 2006, 2005 and 2004 respectively. In addition, employee profit sharing taxes of $3.5 million, $0.8 million and, $0.5 million were generated in 2006, 2005 and 2004, respectively.
     Morococha sales in 2006 were approximately $84.3 million. Pursuant to Peruvian royalty regulations, the first $60 million of sales attracted a 1% royalty while the balance attracted a 2% royalty. The total royalty on Morococha’s production amounted to approximately $1.1 million in 2006, $0.4 million in 2005 and $0.2 million in 2004. See “Quiruvilca Mine — Taxation” for a description of the Peruvian mining royalty tax.
     History
     Mining began in the region around the Morococha property before 1500, and production has been continuous in the district since the late 1800s.
     Between 1915 and 1918, much of the district was reorganized and incorporated into the Cerro de Pasco Mining Company (“Cerro de Pasco”). By 1924, Cerro de Pasco was producing at a rate of 1,500 tonnes per day from primarily copper ores containing 6% copper. Between 1929 and 1934, Cerro de Pasco excavated the 11.5 kilometre Kingsmill Tunnel, successfully dewatering all of the Morococha district mine workings above the 4,020 metre tunnel elevation. The Kingsmill tunnel is still in use and is a vital feature of the Morococha mining district, providing production access for deeper underground mining operations that otherwise would have been too challenging and expensive to develop.
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
     On January 20, 2004, the Company entered into an agreement with 14 arm’s-length individuals, estates and companies, all of whom are members of the Gubbins family or entities in which members of the Gubbins family hold beneficial interests (the “Morococha Vendors”), to purchase 92.014% of the voting shares of Argentum, a sociedad anónima organized under Peruvian company law, for $35,425,390 in cash. Argentum acquired, through a corporate restructuring undertaken under Peruvian company law, the Anticona and Manuelita mining units and related infrastructure and processing assets from SMC. At the time of acquisition, Argentum held in its treasury as cash, all profits earned by SMC’s Anticona and Manuelita mining operations since November 1, 2003. The transaction was subject to regulatory approval and a number of conditions, including: (i) the completion of the corporate restructuring; (ii) the listing on the Lima Stock Exchange of 100% of the shares of Argentum, including those issued in connection with the corporate restructuring; and (iii) Pan American successfully undertaking a public bid for not less than 92.014% of the voting shares of Argentum through the Lima Stock Exchange.
     On February 24, 2004, the Company entered into a further agreement with the Morococha Vendors to purchase all of the issued and outstanding shares of Natividad, a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Anticona and Manuelita mining units for $1.5 million in cash. Closing of the acquisitions of Argentum and Natividad occurred contemporaneously in August 2004, with effect as of July 1, 2004 and in 2005, Argentum amalgamated with Natividad. Argentum made all necessary applications for delisting its shares from the Lima Stock Exchange and the delisting process was completed in 2006. In addition, Pan American Peru is currently making a bid to acquire the labour shares in Argentum, and as at December 31, 2006 the company holds 63.5% of such labour shares. The labour shares were created as a means through which workers would be able to take part in the company’s success (but do not afford the holders of such shares influence over the decision-making of the company, as they are non-voting), and are held either by current workers, former workers or by third parties who have bought labour shares in the free market.
     Geology and Mineralization
     A 2,000 metre thick Paleozoic-Mesozoic sequence of schists, volcanic rocks and predominantly carbonate sediments cut by a series of Upper Tertiary intrusions provide the host rocks for the mineralization in the Morococha district. The structures that account for the majority of the vein mineralization in the Morococha district trend predominantly northeast to east-northeast. Mineralization includes epi-mesothermal silver-lead-copper-zinc veins and bedded silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha property), intrusive-sediment contact skarns, and the quartz porphyry-hosted Toromocha disseminated copper system. The size and geometry of individual ore shoots in the veins can range up to 400 metres in length and more than 800 metres down plunge. Undiluted district vein width averages are on the order of 1.2 metres. Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favourable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives. Mantos can have a significant strike extent where the veins are closely spaced, and can range from less than one metre in width up to 12 metres. Intrusive contact related skarn bodies, while common locally, are generally small and irregular, with disseminated rather than massive sulfide mineralization.

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
     As with most of the large Peruvian polymetallic deposits, Morococha exhibits a distinct lateral and vertical metal zonation. A central copper zone centered on the Toromocho copper deposit grades outward through a lead-zinc-minor silver zone and then into an outermost zone that is richer in silver but still containing significant lead-zinc contents. There is also a distinct trend for higher silver grades at higher elevations on the west side of the Morococha property. Individual silver assays of greater than 2,200 grams per tonne (“g/mt”) are not uncommon above 4,800 metres in certain areas, and greater than 300 g/mt silver ore grades also are common in the outer silver-lead-zinc zone above the 4,400 metre elevation in certain areas. In veins that have been mined over significant vertical extents (such as those in Manuelita), silver grades tend to decrease as zinc grades increase with depth. However, several of the major veins currently being mined on the 4,020 metre Kingsmill Tunnel level still contain silver grades in the 200 g/mt to 250 g/mt range. The hydrothermal alteration present at Morococha is typical for central Peruvian zoned polymetallic deposits.
     Exploration
     Historically, SMC conducted only minimal exploration in the Morococha district since the late 1990s. However, exploration potential is considered to be excellent throughout the district due to the significant vertical extent (over 800 metres) of economic veins and the prevalence of multiple carbonate units favourable for replacement mineralization. Additionally, of the very few drill holes (less than ten) that tested depth extensions of known veins or mantos below developed ore, all intersected potentially economic material.
     Based on positive exploration results in 2006, the Morococha mine was able to mine 621,620 DMT during the year, and process 652,571 DMT at the Amistad mill (consuming some of the stockpile accumulated in 2005). Production volume has increased from Pan American’s expected production volume of 50,500, DMT per month for 2006 to 54,381 DMT per month average in 2006. Additional production in 2007 is expected to come from the Codiciada area, where replacement mantos are amenable to mechanized mining as opposed to more labour intensive vein mining.
     Pan American has developed a new long range mine plan and development program for the Morococha property, based on actual results.
     Drilling
     SMC utilized surface and underground diamond drilling to test for potential ore-grade mineralization in the various veins, replacement mantos, and skarn bodies. Once the results of drilling determined the presence of ore grade mineralization, the vein or manto was accessed by underground crosscutting and drifting for further exploration and delineation of ore reserves. Thus, assay data generated by SMC’s drilling was seldom used in block grade estimations for mineral reserves. Since September 2004, exploration at the Morococha property has been conducted using a combination of diamond drilling and underground drifting. Eight to ten diamond drills are in continuous operation at the property, drilling AQ, BQ, NQ and HQ sized holes between 50 and 350 metres in length. This is generally followed by underground development. During 2006, 57,184 metres of drilling was conducted (5,504 metres from surface and 51,680 metres from underground), along with 9,361 metres of drifting for reserve delineation and access. In addition, 4,630 metres of short holes have been drilled to assist immediate production as delineation of ore bodies, and 40,000 metres of diamond drilling, which includes 7,200 metres of definition drilling, are programmed for 2007.

     Diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility. The veins in the cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.
     The mine laboratory conducts a routine internal QA/QC program that includes external check samples and the routine submission of standards.
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
     All samples from both the Morococha mine and mill are first run for silver, lead, copper, and zinc using an atomic absorption (“AA”) unit. Samples with initial AA analyses for silver greater than 25 ounces per ton are rerun by fire assay, using assay charges that vary in size from 10 to 15 grams depending on the grade of the initial AA assay (the larger the AA assay value, the larger the fire assay charge). Wet chemical analysis for lead and zinc is reserved for concentrate samples.
     In 2005, Argentum hired a third party laboratory (MINLAB) in order to ensure the appropriate sampling and analysis standards were applied to the mineral samples obtained from the Morococha mine. In addition, a LIMS system has been installed in the lab to assure an automated quality control of standards, blanks and check samples.
     Mineral Reserves
     Pan American’s management estimates that the proven and probable mineral reserves for the Morococha property as of December 31, 2006 are as follows:

	Morococha Mineral Reserves[1,2]
		Grams of Silver
Reserve Category	Tonnes	per Tonne	% Copper	% Lead	% Zinc
Proven	4,073,423	155	0.36	1.49	3.84
Probable	2,304,141	157	0.41	1.83	4.16

TOTAL	6,377564	156	0.38	1.61	3.96

[1]	Calculated using prices of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[2]	Mineral reserve estimates for Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons, as that term is defined in NI 43-101.

     Mineral Resources
     Pan American’s management estimates that the mineral resources at the Morococha property as at December 31, 2006 are as follows:

	Morococha
	Mineral Resource Estimate [1,2]
		Grams of Silver
Resource Category	Tonnes	per Tonne	% Lead	% Copper	% Zinc
Measured	2,052,231	192	1.47	0.30	3.52
Indicated	810,905	178	1.26	0.41	2.90
Inferred	9,783,592	227	1.90	0.47	4.37

[1]	These resources are in addition to mineral reserves. Calculated using prices of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[2]	Mineral resource estimates for the Morococha mine were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President, Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.
     Mining
     Underground mining operations at the Morococha property consist primarily of typical overhand cut and fill, shrinkage, and mechanized room and pillar methods using waste rock and tailings for backfill where needed. Holes are drilled in the mining face using jacklegs which are loaded with explosives and blasted twice per day between shifts. Mechanized drilling jumbos are used for drilling the mining face in some of the room and pillar and larger scale development areas. Slushers are used in the cut and fill and shrink stopes and scoop trams are used in the room and pillar stopes to transport the broken rock to chutes that report to levels with track haulage. Locomotives transport the ore from the chutes to one of three shafts for hoisting. Highway dump trucks then haul the ore from shaft coarse ore bins to mill stockpiles. The mine operates two eight hour shifts per day, seven days a week.
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
     The Morococha property includes the Sacracancha and Amistad process plant facilities that are separated by approximately five kilometres. Both process plants are conventional selective flotation facilities capable of producing individual copper, lead, and zinc concentrates. These flotation concentrates are shipped to third party smelters for final refining. In December 2003, the Amistad plant became the primary milling facility for all Morococha mine ores and, since 2004, the Amistad mill has been processing all production at Morococha. Throughout 2005, some of the Sacracancha equipment was transferred to the Amistad mill. Pan American has been able to repair and upgrade the Amistad plant, much of which is at least 80 years old, in order to increase the production and obtain satisfactory metallurgical performance.
     Following the completion of the 2006 mine plan, Pan American was able to identify some additional production opportunities. Extensive exploration and development programs will need to be conducted during 2007 in order to achieve the Company’s long term goals for the mine.

     Milling
     During 2006, the Amistad concentrator plant processed 652,571 tonnes (100% basis) of ore in comparison to the budgeted amount of 605,798 tonnes. The full amount of ore processed in 2006 was treated through the Amistad mill, while the Sacracancha facility was shut down.
     Further improvements made to the reliability of the Amistad mill in 2006 have allowed the Company to budget for production of 656,772 tonnes in 2007.
     Environment
     The single largest environmental liability identified at the Morococha mine is the mine’s share of the cost of a proposed Kingsmill tunnel water treatment plant which is estimated to cost $12 — $15 million to build. The Kingsmill drainage tunnel discharges between 1.5 to 1.8 cubic metres per second of water into the Rio Yauli and has been determined to be a significant polluter according to studies performed in the late 1990s. Morococha’s share was defined by a study completed in 1997 by Water Management Consultants (“WMC”), which apportioned responsibility for the costs of the treatment plant as follows: (i) Centromin (72.2%); (ii) Morococha operations (12.3%); (iii) Soc. Minera Puquiococha (8.5%); (iv) Soc. Minera Austria Duvaz (4.9%); and (v) Minera Centrominas (2.1%).
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
     In 2006, Peru Copper, a mining company focussed on developing the Toromocho project adjacent to Morococha, placed funds into a trust account to fund the design and construction of the proposed water treatment plant for the Kingsmill Tunnel drainage. The design work has been awarded by Peru Copper to an internationally recognized engineering firm and it is understood that work on the plant design has been initiated. Peru Copper has not requested any other parties to contribute to the funding of the construction of the treatment plant. It is understood that they are interested in obtaining the rights to use the water for the operation of the proposed mine.
     The Huascacocha Lake, which is adjacent to the Morococha mining operations, has been used for tailings disposal since 1960. WMC completed a study in 2001 to determine what may be required to mitigate the historical tailings. The WMC plan includes raising the dike to submerge a larger portion of tailings and covering the remaining beach tailings with topsoil. Construction of the raise started in late 2005 and was completed in late 2006. With the new raise the facility has the capacity to store 15 years of tailings production.
     In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules required detailed closure plans and cost estimates to be compiled by a certified third party consultant by October 2006.
     In August of 2006 Pan American submitted a comprehensive closure plan for the Morococha Mine to the MEM in accordance with that ministry’s regulations. The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the MEM. The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plant site infrastructure, and underground mine. A detailed cost estimate was prepared based on Pan American’s and the consultant’s experience with closure works over the past 12 years and experience with other projects in Peru. As required by the ministry, the costs were summarized in three phases: concurrent closure, final closure and post closure.
     The total estimated cost for the MEM closure plan for Morococha was $6.4 million. This cost estimate serves as the basis for the calculation of the financial guarantee required by the ministry’s closure plan regulations. In the case where the final closure solution for a specific facility or area of the mining operation was not precisely definable, due to questions of the technical feasibility of different alternatives or the potential for yet evaluated alternatives, a base case cost was estimated for the closure item. This cost estimate was used to avoid any potential over commitment for the payment of the financial guarantee. For the purpose of the corporate estimate of closure and reclamation costs, uncertainty of closure solution was managed with the application of probabilities to potential closure scenarios. The current present value of closure expenditures at Morococha were estimated including a provision for potential alternative solutions to the Kingsmill Tunnel water treatment and water management. The current present value of expenditures is estimated at $10.6 million.
     Health & Safety
     In May of 2006, a formal safety audit was conducted at the Morococha mine by a third party consultant and the Director of Safety and Training. In October 2006, supervisory safety training was conducted at the Morococha mine by a third party consultant.
     Capital Expenditures
     The 2006 mine plan and development program entailed several capital improvements designed to increase productivity. In 2006, capital expenditures at the Morococha mine were approximately $10.5 million and consisted of: (i) equipment purchases and replacement totalling $5.7 million; and (ii) mine development and drilling of $4.8 million.
     Morocochas’s budget for 2007 totals $13.5 million, and includes: (i) mine capital amount of $5.8 million for mine equipment and development; (ii) diamond drilling totalling $2.5 million; (iii) process capital amount of $1.5 million for equipment repairs and improvements; and (iv) other infrastructure and mine camp repairs and improvement for $3.8 million.
     Marketing
     In the case of zinc concentrates, Morococha has entered into contracts lasting until 2007 with such traders and refineries as BHL and Trafigura (Cormin). In the case of lead concentrates, Morococha has a contract with Doe Run Peru for part of the production that lasts through 2007. In addition Morococha has signed another lead contract with BHL through 2007 for the remainder of the lead concentrates.
     In the case of copper concentrates, Morococha renewed a contract with Doe Run Peru that lasts until 2008. Morococha also signed a contract with Cormin for 2007 deliveries of copper concentrates and has made spot sales with Cormin and BHL during 2006.
     During 2005, Pan American put out for tender the remaining zinc production from Morococha from 2007 to 2009, which was sold to Votorantim, BHL and Glencore. Also, in 2005, a tender was put out for the remaining lead production from 2006 to 2007, which was sold to BHL.

     In 2006, the revenue per type of concentrate produced by the Morococha mine was as follows:

			Average Sales Price
	Revenue[1]	Tonnes	per Tonne
Zinc Concentrate	$38.1 million	41,968	$908
Lead Concentrate	$14.9 million	12,955	$1,150
Copper Concentrate	$32.3 million	7,209	$4,481

[1]	Consists of arm’s length sales to third parties.
     In 2005, the revenue per type of concentrate produced by the Morococha mine was as follows:

			Average Sales Price per
	Revenue[1]	Tonnes	Tonne
Zinc Concentrate	$13.2 million	39,354	$337
Lead Concentrate	$ 9.9 million	13,043	$758
Copper Concentrate	$16.6 million	4,581	$3,614

[1]	Consists of arm’s length sales to third parties.
     To date, Pan American has not had any difficulty securing contracts for the sale of Morococha concentrates.
(vi) San Vicente
     Ownership and Property Description
     The Company does not consider the San Vicente mine to be a material property for the purposes of National Instrument 51-102. Pan American has a 55% interest in Pan American Bolivia (“PASB”), a Bolivian company that owns a 50% joint venture interest in, and is the operator of, the San Vicente project. The remaining interest in the joint project is held by Corporación Minera de Bolivia (“COMIBOL”), the Bolivian state mining company.
     The project consists of 15 mining concessions, totaling 8,159 hectares. PASB has continually complied with the joint venture agreement (and various addendums thereto), and as a result the project and the concessions are in good standing. All mining property concessions of the San Vicente project are in the name of COMIBOL, and contractually PASB is responsible for paying the yearly mining tenure tax. These payments are currently up to date and are due annually in June.
     Location, Access, Climate and Infrastructure
     The San Vicente silver-zinc mine is located at latitude 21°-16´south and longitude 66°-19´west in the southern end of Bolivia in the Province of Sud-Chichas, Department of Potosí. The property is in the Andean High Plateau (Altiplano) at approximately 4,400 metres above sea level with semi-arid climatic conditions. The land is sterile and rugged and is in a confined valley.
     San Vicente is located 460 kilometres south of the city of Oruro and 300 kilometres west of Tarija. The property is accessible by dirt road 100 km west of the town of Tupiza and 150 km south of Uyuni. Tupiza is connected to the rail system which serves Bolivia and connects with the ports of Arica and Antofagasta in Chile. Zinc concentrates are loaded to rail cars in Tupiza and transported by rail to Antofagasta and silver concentrates are trucked to Arika, Chile.

     The terrain is rough with sparse vegetation. Daytime temperatures range from 4°c in June and July to 14°c in December and January. The winter months are May to September and nightly temperature are frequently below zero with extremes of minus 15°c. The rainy season is from December through February. Average annual rainfall is 190mm. Rain is very uncommon from May to September as rainfall occurs mainly in the summer months, with up to 20mm per day. As the mining operations take place underground the climate has minimal effect on ore production. With the exception of the miners employed at the San Vicente Mine there are very few other inhabitants in the area.
     Royalties and Encumbrances
     Pursuant to an option agreement entered into with COMIBOL (which is described in more detail under “San Vicente — History”), with respect to the development of the San Vicente property, PASB is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow. Once the commercial production phase of San Vicente begins the COMIBOL participation fee, will be reduced by 75% until PASB recovers its investment in the property. Thereafter the COMIBOL participation fee will revert back to 100% of the participation fee described above.
     To the best of Pan American’s knowledge, neither PASB nor the San Vicente property is subject to any other royalties or encumbrances.
     Taxation
     The principal tax of Bolivia affecting PASB is a 25% income tax payable based on the annual profits of the company. Accumulated losses may be deducted against income tax without any time restrictions. There are no other significant taxes affecting PASB.
     History
     There has been sporadic mining activity in the area since colonial times. Initial exploitation was the mining of oxidized silver from exposed veins. The first written records of mining activity were in 1820, when the area was named the Guernica Mine. Several different owners operated the mine from 1911 through 1950. From 1950 until 1952 the mine was operated by the Aramayo Mining Company. In 1952 the Bolivian government nationalized the mine and placed it under control of COMIBOL.
     Following the discovery of new silver and zinc veins in the late sixties, COMIBOL constructed the Vetillas concentrating plant in 1972 with a capacity of 400 tonnes per day. Only one product, a zinc concentrate rich in Silver was produced. Mine infrastructure at the site includes an underground mine, Vetillas flotation mill, power and water supplies, and worker housing.
     The mine was operated by COMIBOL until 1993, at which time mining was suspended pending the privatization of mining in Bolivia. In 1995 the San Vicente Project was offered for a joint-venture contract by COMIBOL. On June 21, 1999, Pan American signed a joint-venture agreement (Contrato de Riesgo Compartido) with COMIBOL. At that time, PASB was a 100% subsidiary of the Company. The mine was maintained by COMIBOL until the joint venture contract was signed.
     In late 2001, PASB and COMIBOL, the Bolivian state mining company that optioned the San Vicente property to Pan American, entered into a two-year toll mining agreement with Empresa Minera Unificada S. A. (“EMUSA”), a well-established Bolivian mining company, to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill. In late 2005, PASB and COMIBOL entered into an additional 7 month toll mining agreement with EMUSA to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby

Chilcobija mill. This toll mining agreement was renewed in 2006, for an additional 18 month program that is projected to last until late 2008.
     In 2003 PASB entered into a share purchase agreement with EMUSA, whereby EMUSA could acquire up to 49% of the outstanding shares of PASB. This agreement required EMUSA to fund feasibility and development related expenses to an aggregate of $2.5 million by May 1, 2005. By year end 2004, EMUSA had invested $2.34 million of the $2.5 million required to vest as a 49% owner of PASB, and EMUSA indicated it intended to proceed with the remaining investment to acquire a 49% interest.
     In the fourth quarter of 2005, the Company negotiated a shareholders’ agreement with EMUSA and Trafigura (a minority stakeholder of EMUSA), which agreement contemplated an increase in Pan American’s share holding in PASB from 50% to 55%. Pursuant to this shareholders’ agreement, which was signed in January 2006, EMUSA would hold 40% of the shares of PASB and Trafigura would hold the remaining 5%.
     In July 2006, PASB and COMIBOL renegotiated the terms of the main contract, changing COMIBOL’s participation fee to a fixed percentage participation fee of 37.5% of the operating cash flow. The contract has a 30 year term. The original contract stated that for PASB to maintain its participation in the contract it should invest a minimum of $20 million dollars in the San Vicente project. Pursuant to an amendment to the contract signed in June 2006, PASB committed to build a new mill, tailings dam and other civil works at San Vicente during an 18 month time period with a minimum additional investment of $23 million. In addition, PASB committed to present an advance engineering study, and on January 2007, the study was presented on time and is currently being reviewed by COMIBOL. Once COMIBOL officially approves the advance engineering study, the 18 month construction period may start.
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
     The lithology of the Project area is relatively simple. Included are the fanglomerate facies of the San Vicente formation which are in contact with Ordovician shales along the San Vicente fault. The fanglomerate consists of poorly sorted conglomerate with clastic sub angular fragments of Paleozoic sediments cross cut by quartz veins. The matrix is red in colour and consists of iron bearing sandstone.
     The structural environment of the mine area consists of a series of pre-mineral faults dipping 50-80 degrees and striking west-northwest. They are part of the first and second tension shearing pattern of structures with an environment of tension running east-west caused by a thrust on the footwall side of the San Vicente fault.
     Mineralization in the district is known to cover an area of 3 by 4 kilometres to a depth of 300 metres. It consists of replacement veins filling pre-existing faults, brecciated conglomerates in the San Vicente fault and mineralization in dacitic dykes.
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
     A scoping study completed in 2000 anticipated that five million tonnes of ore could be processed through a newly constructed 1,300 tonne per day plant. The results of the exploration and development activities concluded an indicated resource of approximately half of the amount anticipated in the scoping study. This result led to a proposal to COMIBOL in November of 2004 for a renegotiation of Pan American’s investment commitment to the joint venture that would be more appropriate to the size and character of the ore body. At year-end 2005, COMIBOL was still considering the proposal. In mid January 2006, Pan American completed and submitted a feasibility study on the San Vicente Project to COMIBOL.
     Mineral Reserves
     Pan American’s management estimates that proven and probable mineral reserves at the San Vicente mine as at December 31, 2006 are as follows:

	San Vicente Mineral Reserves[1,2]
Reserve		Grams of Silver
Category	Tonnes	per tonne	Zn (%)
Proven	1,988,538	304	3.85
Probable	1,069,647	430	2.66

TOTAL	3,058,185	348	3.43

[1]	Calculated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[2]	Mineral reserve estimates for San Vicente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is a Qualified Persons as that term is defined in NI 43-101.
     Mineral Resources
     Pan American’s management estimates that the measured and indicated mineral resources at San Vicente as at December 31, 2006 are as follows:

	San Vicente Mineral Resources[1,2,3]
Class Reserve		Grams of Silver
Category	Tonnes	per tonne	Zn (%)
Measured	224,953	74	1.15
Indicated	445,244	294	3.67
Inferred	531,223	243	2.34

[1]	These resources are in addition to San Vicente mineral reserves.

[2]	Calculated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource estimate information”.

[3]	Mineral resource estimates for San Vicente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is a Qualified Person as that term is defined in NI 43-101.

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
     One of the more difficult evaluations was the selection of the location of the processing plant. The initial focus was on the refurbishment of the existing Vetillas mill, which is located approximately 7 kilometres from the mine. Further evaluation revealed that the best operational and economic benefits will be derived from constructing a new mill closer to the mine. While the initial mill capital would be less if the Vetillas mill were to be refurbished, the study concludes that building a new processing facility closer to the mine more than offsets the increased capital with savings derived from lower operating costs, tailings disposal and infrastructure costs. The feasibility compares a refurbished Vetillas plant operating conventionally at 600tpd compared to a new plant utilizing a SAG mill operating at 750tpd.
     Mining
     The existing mine was designed and built to extract steeply dipping narrow veins using conventional shrinkage stoping. Levels were established at 30 to 40 metre intervals and include the +70, +35, 0, -30, -70, and -110 levels. For reference, the 0 level is at an elevation of 4,440 metres above sea level. The main accesses to the mine are via the San Jose adit at the 0 level and the San Juan adit on the -30 level. Existing track drift dimensions are 2.4 by 2.3 metres and therefore mine cars and locomotives are restricted to 40 cubic feet and 6 tonnes respectively.
     The discovery by diamond drilling of the extension of the Litoral Zone has provided a wide and high grade addition to the mine resource base. PASB determined that a significant portion of the reserve was amenable to lower cost longhole mining, warranting the introduction of longhole mining methods. Longhole mining will allow a reduction in mine operating costs and will allow a higher mining recovery of the wider ore zones than could be achieved through shrinkage mining Going forward, the San Vicente mine intends to utilize underground mining methods consisting of a combination of shrinkage stoping (continuing with track equipment with ore hoisting through the Pelayo Shaft) and longhole mining (mechanized equipment with ore extracted utilizing a ramp to surface).
     PASB has conducted several small scale mining programs with ore being treated under toll milling arrangements at the Chilcobija mill. These programs, conducted under addendums to the original joint-venture contract signed in 1999, have more than offset the project’s holding costs. COMIBOL receives benefit from the programs by way of royalties paid on net cash flow generated.
     During 2003, a total of 108,809 tonnes of ore were processed under the agreement at an average mill feed grade of 400 g/t silver and 3.45% zinc.
     From March through December of 2004 a total of 54,033 tonnes of ore grading 417 g/t silver and 5.79% zinc were mined and tolled. Pan American’s share of the cash flow from the project was an estimated $766,000.
     From July 2005 through February 2006 a total of 48,422 tonnes of ore were mined and 25,427 of ore grading 307 g/t silver and 3.97% zinc were tolled. 212,270 ounces of silver and 2,151 tonnes of zinc concentrate were produced (calculated on a 100% basis). 22,995 tonnes of ore were stockpiled at San Vicente.

     A 150,000 tonne toll program commenced August 2006. The program is anticipated to continue through February 2007. The 150,000 tonne program addresses the social issue of the miners at San Vicente and also provides both PASB and COMIBOL with cash flow.
     Production for the calendar year 2006 totalled 53,851 tonnes processed of silver and zinc grades of 326 g/t and 3.44 % respectively. Production on a 100% basis was 481,042 ounces of silver and 1,463 tonnes of zinc.
     Milling
     The Vetillas processing plant was constructed by COMIBOL in the early 1970’s. The plant and mine were designed for the extraction and treatment of 400 tonnes of ore per day. COMIBOL operated the San Vicente mine and Vetillas plant until 1993; at which time mining was suspended pending the privatization of the mine. The Vetillas Mill has received no maintenance and has not been operated since.
     In mid 2006, PASB entered into a 150,000 tonne toll milling agreement with EMUSA in order to process ore at EMUSA’s Chilcobija facility, for an additional 18 month program that is projected to last until late 2008.
     The feasibility of refurbishing Vetillas as a conventional facility was satisfactory — but the calculated operating costs were high. Vetillas requires significant foundation and structural repairs and presents significant challenges in the handling of tailings. Evaluation revealed that the best operational and economic benefits would be derived from constructing a new mill closer to the mine and proposed tailings impoundment.
     The design and construction of a new plant allows for the introduction of automation, advanced technology and modernization to the process line; resulting in reduced operating costs per tonne processed, and increased safety for workers. A new plant, utilizing a SAG mill was designed to process ore at the rate of 750tpd.
     Environment
     In 2002, in order to conduct small-scale mining and pilot toll milling operations PASB was required to obtain an Environmental License by means of the acquisition of a Ficha Ambiental (“FA”) and an Environmental Impact Assessment (“EIA”) from the Bolivian Ministry of Environment. This license was valid for a period of up to four years and pertained to the extraction and treatment of up to 334 tonnes of ore per day. In February 2005, PSAB filed applications with the Environmental Authority in order to update the environmental license to allow for an increase in the permitted volume of ore that could be mined and toll milled at the Chilcobija mill. In June of 2005, the environmental license was upgraded to allow the mining and processing of 600 tonnes per day.
     Compliance with the environmental license requires the following: bi-monthly monitoring of water, soil and air quality in the San Vicente sector and quarterly monitoring of water, soil and air quality in the Vetillas sector.
     In compliance with the Environmental Regulation for Mining Activities, PASB commissioned MINCO SRL, a Bolivian consulting firm, to conduct a base line environmental audit (“ALBA”) of the San Vicente property, as well as other environmental studies in satisfaction of Bolivian laws and regulations. The ALBA sets out the present situation of the environment at the project and identifies environmental liabilities regarding pre-existing waste rock dumps and the environmental impact on soil, water, vegetation and solid residues caused by previous mining activities conducted on the property.
     The most significant environmental issues currently associated with the San Vicente property are related to the waste dumps, the need to pump low pH water from the mine, the permanent drainage from the Pelayo waste rock dump that runs into the San Vicente river, and water discharge from the San Juan and San Francisco adits.

     In order to remediate environmental hazards or concerns caused by previous owners of the San Vicente property, PASB will be focussing on and following the recommendations of MINCO outlined in the Environmental Impact Evaluation Assessment, together with the complementary studies of Health and Industrial Safety, the Handling of Solid Residues procedures, the Closure and Rehabilitation Plan and the Contingency Plan. Specifically, PASB is currently taking or expects to implement the following measures: (i) construction of a passive water treatment plant downstream from the Pelayo shaft for water being pumped from the mine; (ii) mitigation of waste rock acid drainage generated by the previous mining activities; (iii) construction of pits for storage of solid residue; (iv) proper storage of garbage; (v) construction of scrap storage deposit facility; (vi) construction of a deposit for the storage of waste oil; (vii) installation of a meteorological station in San Vicente in 2007; and (viii) implementation of a tree planting scheme. The Company has not accrued any amounts for any prior existing closure costs.
     Health & Safety
     In November of 2006, a formal safety audit was conducted by a third party consultant, and the Company’s safety staff from its Quiruvilca, Morococha and Huaron mines. In November 2006, new mine rescue equipment was purchased by San Vicente’s mine management, and training on use of the mine rescue equipment was conducted by the vendor representative.
     Marketing
     The principal products from the San Vicente mine are silver rich zinc and copper concentrates. All of these concentrates are sold under contracts to an arm’s length metals trading company. In 2005 and 2006, these concentrates were sold to Consorcio Minero S.A. (“CORMIN”) under a contract which runs until 2010. Under the terms of all of its sales contracts, the San Vicente mine receives payment for an agreed percentage of the silver, zinc, or copper contained in the concentrate, after deductions for smelting and refining costs.
     During 2006, the gross revenue per type of concentrate produced at San Vicente was as follows:

			Average Sales Price
	Revenue[1]	Tonnes	per Tonne
Zinc Concentrate	$4.7 million	2,764	$1,700
Copper Concentrate	$4.2 million	625	$6,720

[1]	Consists of sales to arm’s length third parties.
     During 2005, the gross revenue per type of concentrate produced at San Vicente was as follows:

			Average Sales Price
	Revenue[1]	Tonnes	per Tonne
Zinc Concentrate	$0.8 million	732	$1,067
Copper Concentrate	$0.4 million	80	$5,029

[1]	Consists of sales to arm’s length third parties.
     The zinc and copper concentrates produced at San Vicente are highly marketable as they contain low levels of impurities and high silver content. To date, Pan American has been able to secure contracts for the sale of the San Vicente mine’s zinc and copper concentrates.

(vii) Stockpiles
     Pan American transports and sells silver-rich pyrite from existing stockpiles (the “Stockpiles”) at a small-scale operation in central Peru. These operations are not material to the Company.
     The Stockpiles were accumulated over several years by Volcan, a Peruvian mining company which is one of the largest silver producers in the Cerro de Pasco mining district in central Peru. Until recently, silver could not be extracted from the Stockpiles by standard metallurgical processes.
     On November 8, 2002, Pan American entered into two agreements to acquire the Stockpiles. The first agreement grants Pan American the right to mine and sell 600,000 tonnes of the highest grade silver from the Stockpiles to a smelter, where ore is used as process flux and Pan American is paid for the silver contained. Pursuant to this agreement, as of December 2004, Pan American is required to pay Volcan 33.3% of the net cash from Stockpile sales, after taxes and costs, once Pan American generates $4.5 million net cash, after taxes and costs, from Stockpile sales.
     A ten-year contract to process the Stockpile material was negotiated with Doe Run’s La Oroya smelter. Production from the Stockpiles in 2004 was 79,451 tonnes of ore resulting in silver production of 961,869 ounces of silver. During 2005, 61,499 tonnes of ore were sold resulting in 692,381 ounces of silver. During 2006, 58,016 tonnes of ore were sold resulting in 566,383 ounces of silver.
     The second agreement gives Pan American the option to acquire a 60% ownership in a number of other Stockpiles by spending $2 million on exploration over three years, with a further option to increase its interest to 100% by paying $3 million plus a production royalty within the subsequent 12 months. Pursuant to this agreement, Pan American may exercise the option until the end of 2006. Volcan questioned the validity of the option agreement on, among other things, the basis that the agreement was not properly executed by an authorized representative of Volcan. Pan American exercised the option in December 2006, and in January 2007, Volcan denied Pan American’s exercise of its option, on the basis that the original agreement between the parties was extinguished before an addenda extending the option was in place, that Pan American did not comply with its investment/expenditures obligations and that the addenda to the option was signed by an unauthorized representative. Pan American believes that the agreement, together with the addenda and other general agreement, are valid and enforceable, and that it has exercised its option as per the agreement between the parties. Pan American intends to seek arbitration to resolve the dispute between Pan American and Volcan regarding the option on the pyrites stockpiles. If Pan American is unsuccessful in the arbitration or is otherwise unable to resolve the dispute with Volcan, Pan American may lose its interest in the inferred resources disclosed in the Stockpile Mineral Reserve and Resources table below.

     The Company’s management has estimated mineral reserves and resources at the Stockpiles, as at December 31, 2006, to be as follows:

Stockpile Mineral Reserves and Resources[1]

Reserve or Resource Category	Tonnes	Grams of Silver per Tonne
Probable Reserve	294,359	292
Inferred Resource[1,2]	21,337,000	162

[1]	Mineral resource estimates were prepared and calculated in 2002 by a third party contractor, Consultora Minera Anglo Peruana S.A., and are contained in a report prepared by that company entitled “Cubicacion de Recursos ‘Stockpiles’ de Piritas”. In preparing the report, Consultora Minera Anglo Peruana considered the results from 63 holes and 696 related samples, which were analyzed at the Huaron laboratory. The mineral reserve and resource estimates were prepared under the supervision of, or were reviewed by Michael Steinmann, P. Geo., Senior Vice-President Geology and Exploration, as Qualified Person as that term is defined in 43-101.

[2]	Pan American’s interest is derived pursuant to an option agreement with Volcan. Volcan recently denied Pan American’s right to exercise its option over the Stockpiles and is disputing the validity and enforceability of the option. It is Pan American’s intention to seek arbitration to resolve this matter. The dispute does not affect the Company’s interest in the probable reserves at the Silver Stockpiles, which is governed by a separate agreement.
B. DEVELOPMENT PROJECTS
(i) Manantial Espejo
     Ownership and Property Description
     On April 12, 2006, Pan American completed the acquisition from Silver Standard Resources Inc. (“SSR”) of that company’s 50% joint venture interest in the Manantial Espejo project, which is located in southern Argentina. As a result of the acquisition, Pan American became 100% owner of the project. The project is being operated through two Argentine companies, Minera Triton Argentina S.A. (“MTA”) and Compania Minera Alto Valle S.A. (“Alto Valle”).
     The Manantial Espejo property consists of 17 mineral concessions granted by the Mining Authority of the Province of Santa Cruz to MTA and Alto Valle, covering a total of 25,533 hectares and extending approximately 36 kilometres east-west and 19 kilometres north-south. The mineral concessions forming Manantial Espejo are, by law, subject to minimum expenditure requirements with respect to which Pan American had entered an alternate agreement with the government of Argentina, such agreement Pan American believes that MTA has continuously been in compliance with. The good standing of the mineral concessions held by each of MTA and Alto Valle, and which make up the Manantial Espejo property, were confirmed by the Mining Authority of Santa Cruz in February 2006. In March 2006, the Argentine government approved the Environmental Impact Statement submitted to it by Pan American, effectively recognizing MTA and Alto Valle’s title to the property and authorizing construction of the mine. In April 2006 initial mine development activities were initiated.
     The property includes ownership of 3 surface properties purchased by MTA to facilitate support and improve the performance of its mining and exploration activities. These surface rights cover an area of 43,207 hectares and at this time all mining and processing related activities occur within these properties.

     Location, Access, Climate and Infrastructure
     The Manantial Espejo property is located in the Province of Santa Cruz, Argentina, centered at the geographical coordinates of 69º 30’ west longitude and 48º 46’ south latitude. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometres east of the property. Puerto San Julian has a population of 5,500. The main access is via the provincial Route 25, a wide gravel secondary road that connects the project with Puerto San Julian. Access to the site is by an 8 kilometre gravel road off provincial highway Route 25.
     The climate at the project area is dry to arid continental. The average monthly temperatures vary between 1°C (June and July) and 15°C (January and February). This area of Argentina is well known for fierce westerly winds, particularly from August to October when westerly daily winds can gust to between 120 to 170 kph. The highest average monthly precipitation at Manantial Espejo occurs in the month of June, with 21 mm. Snow frequently accumulates on site between June and August, and infrequent snowfall events can range up to about 50 mm or more based on limited data.
     The topography of the region is generally characterized by relatively low-lying mesas with broad flat valleys, containing no, or poorly developed, drainage channels. To the north, the Deseado massif area is characterized by bedrock knolls and hills of moderate relief, with interspersed “deflationary” (probably wind-eroded) basins, containing flat-bottomed playas and often ephemeral shallow ponds and lakes with internal drainage. The project site is extremely arid and has very limited development of soils and vegetation. The elevation of the project site is situated between 350 and 400 metres above sea level. The southern portion of the site is dominated by a broad, flat valley known as the Pampa which trends east-southeast and lies between the Deseado Massif to the north and a volcanic plateau to the south. Both the Pampa and the mesa on the southern portion of the camp are largely formed of Tertiary and Quaternary glacially-derived gravel and cobble deposits.
     In April 2006 Pan American initiated development activities at the site consisting of installation of mine dewatering wells, access road improvements, and preparation of the Maria West underground access ramp. By year-end, the project site has been prepared for construction which includes the access road, numerous mine dewatering and piezometer water wells, a weather station, fully developed portal and 108 metre Mario West underground access ramp, temporary underground mine equipment maintenance facility, and a box cut for collaring the Melissa underground ramp. In addition, there are surface properties which include a ranch house with cafeteria, communications equipment, core processing and storage facilities, and dormitories.
     In March 2006 MTA signed an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores. This powerline will also provide power for the Manantial Espejo project at the Argentine Industrial tariff rates. The Company believes this powerline installation will be sufficient for the requirements of the development of the project. The Company also believes that the mine dewatering requirements will provide sufficient water for the planned development of the project.
     During the operational phase of the project, it is estimated that approximately 400 direct work positions will be required. Given the extreme sparse population of the region, the Company is undertaking extensive human resource development of the potential workforce in the region, the Province, and at the national level in addition to recruiting experienced personnel necessary for the development and eventual operation of the mine.
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
     No reclamation bond is currently required for mining operations in Argentina. A preliminary reclamation plan was developed for the project and included in the Environmental Impact Statement submitted to the Argentine Government during 2006. This plan will be updated as required. Manantial Espejo’s future environmental liability at December 31, 2006 has been estimated by the Company at $0.8 million.
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
     In 1996, Triton Mining Corporation (“Triton”) entered into an option agreement with Barrick to earn the right to acquire an 80 percent interest in the project for a total cost of $2,500,000, such right Triton then assigned to its wholly owned subsidiary Minera Triton Argentina S.A. (“MTA”).
     In 1998, MTA completed making the required payments under the option agreement. Barrick and MTA subsequently incorporated Compania Minera Alto Valle for the purpose of holding beneficial title to the properties, and pursuant to a shareholders’ agreement, Barrick held 20 percent and MTA held 80 percent of the shares of Alto Valle, respectively, and MTA was designated operator of the project.
     In 1998, Blackhawk Mining Inc. (“Blackhawk”) purchased all of the issued shares of Triton, which was a public company with shares traded on the Toronto Stock Exchange.
     Also, in 1998, Silver Standard Resources (“SSR”) entered into an option agreement with Triton, a wholly owned subsidiary of Blackhawk, to acquire a 50% interest in MTA. Then, in April of 2001, SSR acquired Barrick’s 20% interest in Alto Valle (2,400 shares), half of which it agreed to sell to Blackhawk in consideration for an interest in an unrelated mining venture.
     In 2002, SSR acquired Triton’s remaining 50% interest in MTA, as well as Blackhawk’s 1,200 shares in Alto Valle. Concurrently, SSR agreed to sell to Pan American 50% of the shares of MTA and half of its shares (1,200) it held in Alto Valle directly. The Company acquired this 50% interest in the project for a purchase price of $1,912,433, which consisted of a cash payment in the amount of $662,433 and a transfer of 231,511 common shares in the capital of the Company valued at $1,250,000. In addition, the Company agreed to pay 50% of $200,000 in order to eliminate a 1.2% net smelter return royalty payable by SSR to Blackhawk and agreed to fund the first $3 million of joint venture expenditures following the issuance of a production notice. In March 2006, the Company negotiated and entered into a purchase agreement with SSR to acquire SSR’s 50% interest in MTA and Alto Valle, respectively, thus becoming a 100% owner of the Manantial Espejo project.
     In March 2006, Pan American completed a Feasibility Study and 43-101 Technical Report for the Manantial Espejo Project based upon the revised resource model, combination open pit and underground mine plan, and a conventional milling and leaching circuit. A number of consulting firms were engaged to collaborate on the study, including M3 Engineering & Technology Corporation, Geologic Resource Specialists, Snowden Mining Industry Consultants, and Ground Water International S.A.C.
     In March 2006, the Company’s board of directors approved a $130.4 million project to construct and initiate operations of the Manantial Espejo mine. Simultaneously, the Company received approval of the Environmental Impact Statement from the Santa Cruz Province of Argentina and signed an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a sub-connection to Manantial Espejo.
     In April 2006, the Company completed the purchase of SSR’s 50% Joint Venture interest in the Manantial Espejo project for 1.95 million common shares of the Company. Pursuant to the purchase, the Company acquired 100% interest in MTA and Alto Valle, respectively, thus becoming a 100% owner of the Manantial Espejo project.
     In June 2006, MTA entered an agreement with Ausenco International Pty Ltd of Queensland, Australia to complete Basic Engineering Design and long lead item procurement services for the processing plant and site infrastructure components of the Project. By year-end 2006, MTA was in negotiations with Ausenco to extend these services to an EPCM agreement for the project. In addition, MTA entered into an agreement with Montgomery Watson Harza of Buenos Aires, Argentina to provide EPCM services for the tailings pond. By year-end 2006 detailed design had been completed and initial site preparation had begun. In April 2006 mine development activities were initiated. Activities during 2006 included the following: (i) construction of project access and other critical mine construction roads; (ii) upgrade and expansion of the existing man-camp to support early construction; (iii) completing additional water exploration and installation of production mine supply and dewatering wells; (iv) Maria West underground portal and initial ramp development; (v) Melissa portal development, and the installation of a temporary mine equipment shop and warehouse facilities; (vi) purchase of all major underground and open pit mine equipment; (vii) recruitment of experienced management and operational staff who successfully initiated underground development at the Maria West and Melissa deposits; (viii) finalization of project infrastructure designs and solicitation of construction proposals; (ix) initiation of construction of a 30 home and a 12 unit apartment complex in Gobernador Gregores to support mine development and long term operations; (x) expanded administrative offices in Gobernador Gregores to support project construction; and (xi) award of major construction camp, camp catering and construction supply contracts.
     Geology and Mineralization
     Silver and base metal mineralization in the Manantial Espejo district is spatially and geotechnically related to a large bimodal igneous province, the Deseado Massif, which is dominated by acid volcanics and their resedimented products of the Chon Aike and La Matilde Formations (Upper Jurassic), and andesites of the Bajo Pobre Formation (Middle Jurassic). The older volcanics form the basement unit and are locally mineralized. The Chon-Aike and La Matilde Formations host mineralization, which occurs at the faulted contacts of volcanic facies as well as at contacts of volcanic stages.
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
     The Maria Vein exhibits two quartz textures; older quartz which may also contain grey silica, amethyst and vuggy quartz and younger sulphide-rich vein quarts breccia that often crosscuts the earlier vein and carry fragments of it. Sulphide content is low and is primarily three to five percent pyrite. Minor amounts of galena, sphalerite, chalcopyrite, bornite, chalcocite and covellite have been observed. The Maria vein structure shows excellent continuity, with little evidence for significant transverse fault offsets. Combined outcrop and drill data show vein continuity over 1,000 metres along strike and over 250 metres along dip. Ore-grade mineralization of the vein is less continuous. Open pit ore-grade zones measure tens to hundreds of metres in longitudinal dimension. Underground ore-grade zones measure tens of metres in longitudinal dimension, with over 100 metres of vertical extent in the Maria West area. Variograms and correlograms indicate mineralization continuity on the order of fifty (50) to one hundred (100) metres for both gold and silver.
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
     Exploration on the property was advanced in 1996 by Barrick, which completed 62 diamond drill holes on the property totaling 9,653 metres on the Maria Vein. In 1997, an additional forty two core drill holes were completed totaling 6,795 metres and Kilborn Engineering Pacific Ltd. (“Kilborn”) was retained to prepare a pre-feasibility study for the construction of an open pit mine and cyanidation mill processing facility to treat and recover silver and gold from the Maria Vein resource.
     Drilling on the Manantial Espejo property has been accomplished using diamond core, reverse circulation and wagon drilling. For the entire Manantial property, this drilling totals 1,043 drill holes and approximately 93,867 metres. The diamond core samples were considered to be of superior quality and representative of the deposits. Therefore, with the exception of five reverse circulation holes in Maria, recent resource modeling evaluations have been based upon core samples from 662 diamond drill holes representing approximately 65,896 metres. The typical core sampling procedure is to half-saw the HQ core after descriptive geological and geotechnical logging. Half of the core is submitted for analysis, while the remaining half is stored on the Manantial Espejo site.
     All MTA core has been HQ diameter (approximately 6cm), with the exception of re-entry into Barrick holes for deepening, for which NQ diameter was used. Diamond drill holes are located and oriented by geologists in the field to obtain drill spacing in the 25 to 50 metre range on vein, with the closer spacing in the higher grade zones.
     Project drilling, sample handling, assaying, data handling, and resource modeling were reviewed in April 2001 on behalf of SSR by Pincock, Allen, and Holt (PAH), mining consultants, who found that assaying and security procedures to date had been carried out according to accepted industry standards using accepted practices.
     In 2003, a 4,472 metre diamond drilling program was completed in the Maria and Karina-Union veins focusing on gathering geotechnical stability data.
     In 2005, MTA completed 20,832 metres (187 holes) of additional diamond core and RC drilling to in-fill selected areas of known resources, investigated potential for economic mineralization outside of the current resource area, continued the water exploration program, and improved the geotechnical database for the feasibility tailings design. In 2006, a further 1,525 metres of diamond drilling were completed with 800 metres of that total for exploration and condemnation drilling and the remainder for geotechnical holes. RC drilling was conducted for water supply wells and for the mine dewatering both as part of the construction program.
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

Manantial Espejo Mineral Reserves 1, 2,3

Reserve Category	Tonnes	Grams of Silver per Tonne	Grams of Gold per Tonne
Proven	3,489,410	151	2.05
Probable	3,701,109	181	2.66

TOTAL	7,190,519	166	2.36

[1]	Calculated as at December 31, 2006 using prices of $9.00 per ounce of silver, $525 per ounce of gold

[2]	Mineral reserve estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by Martin G. Wafforn, P.Eng., Vice President of Mine Engineering, who is a Qualified Person as that term is defined in NI 43-101.

[3]	For all ores at Manantial Espejo the metallurgical recovery of the plant was assumed to be 93.57% for silver and 94.25% for gold. Payable amounts in the doré product of the mine are assumed to be 99.75% for silver and 98.87% for gold. The cut off grade applied for all open pit ores was 73 g/t. The nominal cutoff used to define underground Maria longhole stoping ore was 160gpt AgEq. The nominal cutoff used to define underground Maria and Melissa shrinkage stoping ore was 194gpt AgEq. The nominal cutoff used to define underground Concepcion cut and fill stoping ore was 210gpt AgEq. In all underground reserves, stoping blocks were visually defined using the cited cutoffs with a long section display of silver equivalent grade. However, once the stopes were defined, all recovered material inside of the stopes was defined as ore, regardless of grade. In all cases, the value ratio used to determine silver equivalency was 59.787. This ratio and the cutoffs were determined by the same method as in the feasibility study, using feasibility costs, payables, taxes, royalties, and metallurgical recoveries. However, all of the input values were revised to match the final results of the feasibility, with the exception of Gold and Silver sales prices, which were $525 and $9.00 respectively.
     Mineral Resources
     Pan American’s management estimates that mineral resources at Manantial Espejo as at December 31, 2006 are as follows:
Manantial Espejo Mineral Resources1,2

Resource Category	Tonnes	Grams of Silver per Tonne	Grams of Gold per Tonne
Measured	1,806,990	87	0.86
Indicated	2,287,968	94	0.84
Inferred	2,522,819	107	1.04

[1]	Calculated as at December 31, 2006 using a price of $9.00 per ounce of silver and $525 per ounce of gold.

[2]	Mineral resource estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is a Qualified Person as that term is defined in NI 43-101.
     Mining
     The optimum mine plan approach for the Manantial Espejo project consists of a combination of open pit surface and underground mining methods. The surface mining method proposed for the ore is conventional open pit mining using currently owned 54 tonne off road trucks and a mix of front end rubber tired loaders and track loading equipment. The considerable variation in dip and thickness of the various mineralized zones throughout the property require a number of different underground mining methods to be utilized to maximize the profitability and recovery of the mineral resources. The proposed underground mining operation consists of either long-hole, cut & fill, or shrinkage methods depending on vein geometry and accessibility. Essentially all the major open pit and underground mine equipment had been secured and either delivered, or in transit, by the end of 2006. A few of the minor support equipment needs for the mines will be procured in 2007.

     In some areas, it is proposed that the open pits will also be used for underground access via in-pit portals. In the design, the open pits will be excavated using five (5) metre high, horizontal benches. Ore and waste will be transported out of the pits by truck haulage via ramps built into the walls of the pits. Truck haulage will continue from the open pit ramp exit points on surface roads leading to waste dumps and the primary crusher ore feed stockpile. Open pits will be constructed for portions of the Maria, Karina-Union, and Concepción deposits. The proposed Maria pit is sub-divided into three (3) sub-pits.
     A total of 5 portals and associated declines will be required to access all of the underground mining reserves. Two are required for the Maria main structure, being Maria West and Maria East. Two are required for the Concepcion area. One is required for Melissa.
     Processing
     Ore from the Manantial Espejo deposits will be treated by conventional crushing, SAG/Ball mill grinding, bulk gravity concentration, intensive gravity concentrate agitation leaching, thickening, agitated cyanide leaching of the gravity tailings slurry, counter-current-decantation (“CCD”) thickening, Merrill Crowe zinc precipitation, sulfur dioxide cyanide neutralization, conventional pulp tailings disposal and conventional silver and gold doré bar production from melting of the Merrill Crowe precipitate. The nominal treatment rate will be 2,000 tonnes per day of ore on a 24-hour per day schedule.
     Procurement of the long-lead plant SAG mill and ball mill was initiated and a few minor pieces of used equipment were secured in 2006. The basic engineering of the plant and site infrastructure was completed and detailed engineering initiated during 2006 in preparation to begin construction activities in early 2007.
     Metallurgy
     Process testing of ore from the deposits have validated the proposed treatment method and determined key processing parameters. Representative drill core samples from 76 drillholes were used in metallurgical testing of the ore bodies. Grindability tests were completed on near surface trench samples and select core samples. Gravity separation and cyanidation testing performed by Lakefield Research of Lakefield, Ontario, Canada produced data was used as the basis for the metallurgical performance target of a commercial operation. Final flowsheet development and optimization testing was conducted on six individual samples and four composites; Karina-Unión and Maria Global, Melissa and Concepción.
     Independent third parties have been involved with various aspects of the project metallurgical evaluations.
     The following test data was analyzed by M3 Engineering & Technology Corporation in support of flowsheet development.
•	Bottle Roll Whole Ore Cyanidation Leach

•	Apparent Bulk Density

•	Grinding

•	Flotation

•	Settling

•	Filtration

•	Gravity Concentration

•	Electrowinning

•	Thickening

•	Hardness

•	Abrasion

•	Gravity Concentrate Leach

•	Gravity Tail Leach

     Testwork was completed to evaluate several processing methods. All available test data was compiled into one database for review by M3 Engineering & Technology Corporation. Testwork not representative of the selected process was excluded from the M3 review, i.e., flotation. Testwork included in this review includes 46 gravity separation tests and 127 bottle roll cyanidation tests. Of the 127 bottle roll tests 55 were completed on whole ore samples, 32 on gravity concentrate samples, and 40 on gravity tails samples. This testing adequately characterizes the metallurgical variability of the deposits. The test data was arranged by ore deposit (Maria, Karina-Unión, Melissa, and Concepción).
     Results of the test work give the following optimum plant operating parameters:
•	Grind size P80 = 105 µm

•	Weight to concentrate= 21%

•	Concentrate regrind size P80 = 53 µm

•	Concentrate leach NaCN concentration => 2-2.5 g/L

•	Concentrate leach pH = 10.5-11

•	Concentrate leach retention time => 144 hours

•	Tails leach NaCN concentration => 1.5-2.0 g/L

•	Tails leach pH = 10.5-11

•	Tails leach retention time => 76 hours
     The reagent consumptions were:
NaCN (Sodium Cyanide)
•	Karina-Unión 0.4-0.5 kg/t ore

•	Maria 0.6-0.8 kg/t ore

•	Melissa 0.7 kg/t ore

•	Concepción 0.6 kg/ t ore
CaO (Pebble Lime)
•	Karina-Unión 0.7-0.8 kg/t ore

•	Maria 0.6-0.8 kg/t ore

•	Melissa 0.5 kg/t ore

•	Concepción 0.5 kg/ t ore
     Based on the results of the test work the following recoveries can be expected for the Project ores:
•	Silver recovery 93.6%

•	Gold recovery 94.2%
     Metallurgical Ore Recoveries

	Au	Ag
Mine Head Grades (gpt)	2.82	189
Gravity Recovery (%)	58.3	60.2
Concentrate Leach Extraction (%)	99.2	99.4
Gravity Tail Leach Extraction (%)	88.6	85.3
Overall Extraction (%)	94.8	93.8
Soluble Loss (%)	0.6	0.2
Overall Recovery (%)	94.2	93.6

     Economic Analysis and Payback
     The total project capital cost, stated in 4th quarter 2005 US dollars, based on a fixed Argentine Peso to US dollar exchange rate of 3:1, and excluding any considerations for escalation is estimated to be $130.4 million and has been developed by a combination of sources and consolidated by the Company. A break-down of the estimated capital as disclosed in the 43-101 Technical Report for Manantial Espejo Project dated March 31, 2006, other than the working capital estimate that has been updated by the Company, is provided in the following table:

Initial Capital	(k-$)

Pre-Stripping/Develop	$6,897
Open Pit Mine	$8,984
Underground Mine	$6,630
Plant	$47,743
Infrastructure	$17,274
Tailings	$3,469
Owners Cost	$10,017
Commissioning	$2,671
EPCM – Administration	$2,250
Spare Parts & Initial Fill	$3,332
Working Capital	$3,094

Sub-total	$112,361
VAT Tax	$18,070

TOTAL	$130,431

Estimate includes $8,914k in contingency.
     Construction is expected to take approximately 15 to 18 months with completion expected in mid-2008.
     Environment & Permitting, Health & Safety
     Montgomery Watson Harza, MWH Global Inc. (“MWH”) performed an Environmental Impact Assessment (“EIA”) for the project as required under the laws of the Province of Santa Cruz and the Argentine Republic. The EIA includes all the items required under Argentine legislation, including a detailed report of the base line and the consulting steps taken with regard to the community and the authorities. The EIA performed for the project has not identified any severe environmental impact that could compromise its feasibility from the environmental viewpoint.
     The identified environmental impacts set out in the EIA are in almost all cases low to moderate and can be reasonably mitigated by the Environmental Care and Management Plan attached to the project. The balance between the unwanted effects that could arise by implementing the project, against the local benefits that would be obtained, is favourable to the performance of the project.
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
     MTA has been granted all of the requisite environmental permits necessary to proceed with development of the property. It is anticipated that an update of the EIA will be carried out in 2008 in order to identify any changes made to the proposed mine development. The estimated present value of expenditures at December 31, 2006 was $0.8 million.
     Manantial Espejo has recorded “0” lost time accidents to date.

     Capital Expenditures
     The capital cost estimate for construction of the Manantial Espejo mine totals approximately $131 million. Total commitments to December 31, 2006 were $42.1 million, including project expenditures of $23.5 million,
C. INVESTMENT AND RESOURCE PROPERTIES AND EXPENDITURES
     Pan American owns interests in investment and resource properties in Mexico and the United States. A brief description of the most advanced of these properties follows:
(i) United States Investment Properties
     Pan American owns interests in two investment properties in the United States, neither of which are material to the Company. A brief description of the resources of these properties follows:

Property	Location	Historical Estimates	Tonnes	g/mt Ag
Hog Heaven[1]	Montana	Unclassifed[2]	2,705,000	167
Hog Heaven[1]	Montana	Unclassified[3]	7,639,000	133
Waterloo[4]	California	Unclassified[4]	33,758,000	93

[1]	The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation). Michael Steinmann, P.Geo., Qualified Person for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company’s decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	Oz/Ton Ag	Oz/Ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a Qualified Person. These historical estimates should not be relied upon.

[2]	The Company believes that the historical estimate category of “proven reserves” for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of “indicated resources”.

[3]	The Company believes that the historical estimate categories of “proven & possible reserves”, “heap leach ore stockpile”, “possible resources” and “inferred resources” most closely correspond to 7,639,000 tonnes in the NI 43-101 category of “inferred resources”.

[4]	The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation). Michael Steinmann, P.Geo., Qualified Person for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company’s decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of “measured and indicated reserves” most closely correspond to 33,758,000 tonnes in the NI 43-101 category of “indicated resource.” However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of resources based on information prepared by or under the supervision of a Qualified Person. These historical estimates should not be relied upon.

Tonne = 1 metric tonne (1,000 kg), Ton = 1 short ton (2,000 lbs).

Mineral Property Expenditures
     The following table sets out Pan American’s acquisition, exploration and development expenditures for the periods indicated:

Years Ended December 31
(in thousands of U.S. dollars)
		2006	2005	2004
Acquisition	Morococha		—	36,871
	Manantial Espejo	47,549

		47,549	—	36,871

Development	Huaron	5,266	4,969	5,543
	Quiruvilca	1,848	2,262	984
	Morococha	10,512	8,446	—
	La Colorada	7,994	5,453	8,474
	Alamo Dorado	51,331	35,548	1,676
	Manantial Espejo	22,758	—	—
	San Vicente	5,013	1,899	—
	Other	583	—	—

		105,305	59,638	17,043

Exploration	Huaron	456	—	—
	Quiruvilca	434	—	—
	Morococha	1,477	691	—
	La Colorada	2,266	—	—
	Alamo Dorado	474	226	—
	Manantial Espejo	201	2,022	2,663
	San Vicente	1,610	116	482
	Other	1,122	642	612

		8,040	3,697	3,757

Investment	Waterloo	—	—	57
	Hog Heaven	—	—	24

				81

Metals Trading
     In the past, Pan American has engaged in forward sales of base metals production from its mines.
     During 2004, the Company settled 16,260 tonnes of zinc forward sale contracts at an average price of $943 per tonne and 10,290 tonnes of lead forward sale contracts at an average of $728 per tonne.
     During 2005, the Company settled 15,800 tonnes of zinc forward sale contracts at an average price of $1,105 per tonne and 4,000 tonnes of lead forward sale contracts at an average price of $726 per tonne.
     During 2006, the Company settled 13,400 tonnes of zinc forward sale contracts at an average price of $1,553 per tonne. The Company settled 6,000 tonnes of zinc forward purchase contracts at an average price of $2,987 per tonne.
     At December 31, 2006 Pan American did not have any open base metal forward contracts.
     Pan American does not engage in any forward sale of its silver production.

RISKS RELATED TO PAN AMERICAN’S BUSINESS
Metal Price Fluctuations
     The majority of the Company’s revenue is derived from the sale of silver, zinc, and, to a lesser degree, copper and lead and gold, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting the Company’s operations and profitability. The price of silver and other metals are affected by numerous factors beyond the Company’s control, including:
•	levels of supply and demand;

•	global or regional consumptive patterns;

•	sales by government holders;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates;

•	currency values; and

•	inflation.
     Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.
Foreign Operations
     The majority of the Company’s current operations are conducted by its subsidiaries in Peru, Mexico, Bolivia and Argentina, and all of the Company’s current production and revenue is derived from its operations in Peru, Mexico and Bolivia. As Pan American’s business is carried on in a number of foreign countries it is exposed to a number of risks and uncertainties, including:
•	terrorism and hostage taking;

•	military repression;

•	expropriation or nationalization without adequate compensation;

•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

•	labour unrest;

•	high rates of inflation;

•	changes to royalty and tax regimes;

•	extreme fluctuations in currency exchange rates;

•	volatile local political and economic developments; and

•	difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations.
     Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compania de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest. There can be no assurance that such local opposition will not arise in the future with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on the Company’s operations or profitability.
     In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries. There is no certainty the government will not take steps to implement such measures targeting the mining industry. Risks of doing business in Bolivia include being subject to higher taxes, and mining royalties, some of which have already been proposed or threatened, revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.
Governmental Regulation
     Pan American’s operations and exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Bolivian, Argentinean and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:
•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development of mines, production, and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	mining royalties;

•	labour standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.
     The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in Peru and Bolivia) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Pan American’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, or possibly even those actions of parties from whom we acquired our mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently not comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.
Obtaining and Renewing of Government Permits
     In the ordinary course of business, Pan American is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on Pan American’s part. The duration and success of Pan American’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. Pan American may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact Pan American’s operations and profitability.
Compliance with Local Laws and Standards
     In some of the countries in which Pan American operates, failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on Pan American’s operations or business.
Operating Hazards and Risks
     The operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:
•	environmental hazards;

•	industrial accidents and explosions;

•	the encountering of unusual or unexpected geological formations;

•	ground fall and cave-ins;

•	flooding;

•	earthquakes; and

•	periodic interruptions due to inclement or hazardous weather conditions.
     These occurrences could result in:
•	environmental damage and liabilities;

•	work stoppages and delayed production;

•	increased production costs;

•	damage to, or destruction of, mineral properties or production facilities;

•	personal injury or death;

•	asset write downs;

•	monetary losses; and

•	other liabilities.
     Liabilities that Pan American incur may exceed the policy limits of its insurance coverage or may not be insurable, in which event Pan American could incur significant costs that could adversely impact its business, operations or profitability.

Exploration and Development Risks
     The long-term operation of Pan American’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of Pan American’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American’s acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American’s operations and profitability.
Uncertainty in the Calculation of Mineral Reserves, Resources and Silver and Base Metal Recovery
     There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of Pan American’s properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.
Infrastructure
     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume; or the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American’s operations and profitability.
     The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than Pan American has estimated.
Smelter Supply Arrangements
     The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. Further there can be no assurance that Pan American will be able to renew agreements to sell concentrates when the existing agreements expire, or that Pan American’s concentrates will meet the qualitative requirements of existing concentrate agreements.
Environmental Hazards
     All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation in all of the jurisdictions in which Pan American operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact Pan American’s operations and profitability. In addition, environmental hazards may exist on Pan American’s properties which are currently unknown to Pan American. Pan American may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on Pan American’s operations and profitability.
     Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and tailings mitigation program at Huascacocha Lake, near the Morococha mine, has been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects, including Centromin, Soc. Minera Austria Duvaz, Soc. Minera Buquiococha and Minera Centrominas. The proposed development of the Toromocho Project by Peru Copper adds another party with an interest in the Kingsmill tunnel water. In the event that one or more of these companies defaults on its funding obligation for the Kingsmill water treatment plant or the Huascacocha Lake tailings mitigation program, Pan American’s proportionate share of the costs of such environmental projects could increase and reduce cash flow from Morococha operations.
Reclamation Obligations
     Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. Pan American is actively providing for or has carried out any requested reclamation activities on its properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on Pan American’s financial resources.
Peruvian Mine Closure Law
     On August 15, 2005, the Peruvian government published by way of Supreme Decree No. 033-2005-MEM the regulations for the preparation of mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the MEM within twelve months of the law entering into force. In accordance with this Supreme Decree Pan American has submitted closure plans to the MEM. To date no review comments have been reviewed from the ministry. The Supreme Decree included a proposed schedule for the revision, by the ministry and public, of the proposed closure plan and an allowance for mining companies to update the closure plans based on the comments received. The total proposed duration of 140 days to complete these reviews and updates was completed on January 2, 2007 and to date no comments have been received by Pan American.

     The law provides that a mine operator must provide a financial warranty for the estimated costs associated with its mine closure plan. The value of the warranty is estimated as the present value of the estimated closure cost less the present value of the proposed concurrent closure and is payable over the estimated life of the mine.
Trading Activities
     From time to time, the Company mitigates the metal price and currency rate risk associated with base metal production and foreign currency requirements by entering into commodity and currency contracts (such as forward purchases or sales contracts), to minimize the impact of declines in metal prices or strengthening of foreign currencies on the Company’s operating results. These trading activities will either generate a gain or loss, depending on the market price of a metal or exchange rate at settlement relative to the stated forward contract price/rate. As of December 31, 2006, the Company’s only open trading positions related to its silver fixing program. As of December 31, 2006, the Company’s silver fixing positions had a positive mark-to-market of approximately $0.2 million. Including these mark-to-market valuations, the Company recognized a loss on commodity contracts in 2006 earnings of $18.3 million (2005 $8.2 million).
     In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. The Company’s current policy is to not hedge the price of silver and therefore it is fully exposed to declines in the price of silver.
Employee Recruitment and Retention
     Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Employee Relations
     Certain of Pan American’s employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions. Pan American has experienced labour strikes and work stoppages in the past. There can be no assurance that Pan American will not experience future labour strikes or work stoppages.
Title to Assets cannot be guaranteed and may be subject to third party claims or other defects
     The validity of mining or exploration titles or claims or rights, which constitute most of Pan American’s property holdings, can be uncertain and may be contested. Pan American has used its reasonable commercial best efforts to investigate its title or claims to its various properties and, to the best of its knowledge, except where Pan American has otherwise identified, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially impact Pan American’s rights to its various properties or interests therein.

     Although Pan American has received title opinions for those properties in which it has a material interest there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.
     Pan American does not hold registered legal title to most of the surface lands in the areas that overlie its mining concessions at the Morococha property. These rights are held by Centromin. Centromin also holds rights to certain sub-surface areas which may allow easier and less costly underground access to some areas of the Morococha concessions. The use by Argentum and its predecessors, including Sociedad Minera Corona S.A. (“SMC”) and its predecessors, of Centromin’s surface lands and sub-surface rights for mining and processing operations has been exercised for decades with Centromin’s acknowledgement and Argentum’s claim to the right to use the surface is based on long term use under Peruvian law. There is no assurance that Centromin will not take action and seek to extinguish this right, thereby impeding use of these surface lands and sub-surface rights by the Morococha operations. In particular, the development into a mine of the adjacent Toromocha disseminated copper system may interfere with operations on the Morococha property. In such an event, Pan American could ultimately be required to incur potentially significant costs and expense to acquire surface and sub-surface rights for its Morococha operations and could ultimately be required to cease certain Morococha operations altogether if such surface and sub-surface rights cannot be obtained for reasonable consideration.
     Pan American acquired its interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property, to the extent possible under existing law, into compliance. However, with respect to the required minimum expenditure threshold originally applicable to Barrick’s operations at Manantial Espejo, Pan American was able to secure a different expenditure threshold with the Argentine government. Until recently, although Pan American had always complied with the terms of this agreement, it could never be certain that the original non-compliance of previous owners would not impair title to the properties. However, on March 23, 2006 the Argentine government approved the Environmental Impact Statement submitted to it by the Company, effectively authorizing construction of the mine. As such, management of the Company believes that this approval waives any uncertainty with respect to the government recognizing and abiding by Pan American’s title to the properties.
Acquisitions
     An element of the Company’s business strategy is to make selected acquisitions. For example, the Company completed the acquisition of Corner Bay Silver Inc. in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, and the acquisition from Silver Standard Resources Inc. in 2006 of that Company’s 50% interest in the Manantial Espejo project. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.
Competition for New Properties
     Mines have limited lives, and as a result, Pan American continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Pan American would consider conducting exploration and/or production activities. Because Pan

American faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, Pan American may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact Pan American’s ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential. As a result, there can be no assurance that Pan American’s acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves.
Shortages of Critical Parts, Equipment and Skilled Labour may impact operations and development projects
     Pan American’s ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.
United States Mining Legislation
     There is a movement in the United States Congress to reform the current mining laws. While it is not expected that any reform legislation will pass the United States Congress in the current session, it is not unlikely that some changes to U.S. mining laws will occur in the future. These changes may include the payment of royalties to the government, increased holding fees and restrictions or prohibitions on patenting mining claims. In addition, prospective legislation could be expected to include various environmental and land use requirements, which may restrict, or in some cases, prevent mining operations. Pan American’s interest in unpatented claims on federal land could have an overall impact on the value of its properties in the United States.
Foreign Exchange Rate Fluctuations
     Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which Pan American’s products are sold) against the Canadian dollar (used to pay corporate head office costs), the Peruvian sol, the Mexican peso, the Argentinean peso and the Bolivian boliviano (being the currencies in which a significant portion of Pan American’s capital and operating costs are incurred), could have a significant effect on Pan American’s results of operations. From time to time, the Company engages in trading activities in connection with foreign currency requirements in order to minimize the effect of strengthening of foreign currencies on the Company’s operating results.
Developments regarding aboriginal, First Nations and indigenous peoples
     Pan American operates in areas inhabited by aboriginal, First Nations, and indigenous people. Developing laws and movements respecting the acquisition of lands and other rights from such people and communities may alter decades old arrangements made by prior owners of Pan American’s mines and properties or even those made by Pan American in more recent years. Pan American has used commercially reasonable efforts in its dealing with all aboriginal, First Nations, and indigenous people to ensure all agreements are entered into in accordance with the laws governing aboriginal, First Nations, and indigenous peoples and their communities.
Community Action
     In recent years communities and non-governmental organizations (“NGO’s”) have become more vocal and active with respect to mining activities at or near their communities. These communities and NGO’s have taken such actions as, road closures, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act
     The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
     No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information
     Selected consolidated financial information of the Company for each of the last five completed financial years is as follows:

	2006	2005	2004	2003	2002
Revenue	$255,447	$122,401	$94,825	$45,122	$45,093
Operating earnings/(loss)	93,650	(20,970)	940	(6,452)	(34,241)
Net income/(loss)	58,206	(28,594)	15,214	(6,794)	(33,977)
Net earnings/(loss) per share — basic	$0.79	$(0.43)	$0.06	$(0.20)	$(0.81)
— diluted	$0.76	$(0.43)	$0.06	$(0.20)	$(0.81)
Cash and short-term investments	171,948	55,322	98,136	89,129	10,198
Total assets	679,995	362,280	370,086	279,883	102,945
Total long-term financial liabilities	102,488	77,592	68,279	73,137	27,222
Total shareholder’s equity	512,026	257,322	275,516	184,098	55,492
     Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:

	2006				2005
	Three	Three	Three	Three	Three	Three	Three	Three
	months	months	months	months	months	months	months	months
	ended	ended	ended	ended	ended	ended	ended	ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in thousands of U.S. Dollars, except per share amounts)
Revenue	$45,743	$62,848	$64,268	$82,588	$29,086	$25,358	$30,086	$37,871
Expenses:
Cost of sales	24,297	27,613	30,813	41,885	22,380	18,417	21,337	25,514
Depreciation and depletion	3,471	4,175	4,234	5,640	3,218	2,415	3,788	3,674
General & Admin.	1,933	2,416	2,739	2,084	1,563	1,750	2,065	1,558

Asset Retirement & Reclamation	614	614	615	614	527	412	735	655
Exploration	1,234	637	2,267	3,902	1,424	885	394	994
Investment income, net	(111)	(880)	(1,869)	(1,802)	(163)	(899)	(1,064)	(29)
(Gain)/loss on commodity contracts	11,830	4,780	676	1,042	3,337	(3,491)	2,198	6,152
Non-controlling interest	1,223	952	40	1,562	81	152	(79)	700
Write down on mining assets	—	—	—	—	—	—	—	29,666
Gain on sale of assets	—	—	—	7,483	—	—	—	(2,556)

Income (loss) before tax	1,252	22,541	24,753	35,144	(3,281)	5,717	712	(28,457)
Income Tax Provision	(4,013)	(7,577)	(8,398)	(5,496)	(942)	(746)	(540)	(1,057)

Net income (loss) for the period	$(2,761)	$14,964	$16,355	$29,648	$(4,223)	$4,971	$172	$(29,514)

Earnings (loss) per share — basic	$(0.04)	$0.21	$0.22	$0.39	$(0.06)	$0.07	$0.00	$(0.44)
Earnings (loss) per share — diluted	$(0.04)	$0.20	$0.20	$0.40	$(0.06)	$0.07	$0.00	$(0.44)
     Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

     Further discussion of the Company’s financial results is contained in the MD&A incorporated by reference into this Annual Information Form.
Dividends
     The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings will be retained to finance further exploration and development. Currently there are no restrictions with respect to the Company’s present or future ability to declare or pay dividends.
MANAGEMENT’S DISCUSSION AND ANALYSIS
     Reference is made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) and the Consolidated Financial Statements of the Company for the years ended December 31, 2006 and 2005, which are incorporated by reference herein.
DIRECTORS AND OFFICERS
     The names and municipalities of residences of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:

Name and Municipality		Principal Occupation During the
of Residence	Position with the Company	Past Five Years
Ross J. Beaty [4] Vancouver, B.C. Canada	Director and Chairman (director of the Company since September 30, 1988)	Chairman of the Company since April 1994; former CEO of the Company.

Geoff A. Burns [4] North Vancouver, B.C. Canada	Director, President and Chief Executive Officer (director of the Company since July 1, 2003)	President of the Company since July 1, 2003, Chief Executive Officer of the Company since May 11, 2004; and Chief Operating Officer from July 1, 2003 to May 11, 2004; prior thereto Sr. Vice President and Chief Financial Officer of Coeur D’Alene Mines Corporation

William A. Fleckenstein [3,4] Seattle, Washington, U.S.A.	Director of the Company since May 9, 1997	President of Fleckenstein Capital, Inc. (an investment counselling firm) from 1996 to present

Michael Larson [4] Seattle, Washington, U.S.A.	Director of the Company since November 29, 1999	Business Manager of Cascade Investment LLC (a private investment company)

Michael J.J. Maloney [1,2,3,4] Seattle, Washington, U.S.A.	Director of the Company from Sept. 25, 1995 to Nov. 29, 1999 and then re-elected on March 2, 2000	Private Investor

Name and Municipality		Principal Occupation During the
of Residence	Position with the Company	Past Five Years
Paul B. Sweeney [1,4] Surrey, B.C. Canada	Director of the Company since August 5, 1999	Executive Vice-President – Corporate Development of Plutonic Power Corporation (hydroelectric company); former Vice President and Chief Financial Officer of Canico Resource Corp. (a mining company) from February 2002 to November 2005; prior thereto Chief Financial Officer of Manhattan Minerals Inc. (a mining company) from December 1999 to May 2001.

John H. Wright [4] Vancouver, B.C. Canada	Director of the Company since September 30, 1988	Retired since July 2003; President and Chief Operating Officer of the Company from 1995 to 2003.

John Willson [1,2,4] Vancouver, B.C. Canada	Director since May 10, 2002	Retired since April 2000; formerly President and Chief Executive Officer of Placer Dome Inc.

A. Robert Doyle Vancouver, B.C. Canada	Chief Financial Officer	Chief Financial Officer of the Company since January 2004; and prior thereto Senior Vice President-Mining Finance and Metals Marketing with Standard Bank.

Robert P. Pirooz Vancouver, B.C. Canada	General Counsel and Secretary	General Counsel and Secretary of the Company since January 2003; Prior thereto Group Vice President with the BCR Group of Companies.

Steven Busby Vancouver, B.C. Canada	Senior Vice President, Project Development & Technical Services	Senior Vice President, Project Development & Technical Services of the Company since August 2003; Principal of S.L. Busby Consulting from September 2001 to August 2003 and Vice President Engineering and Director of Technical Services for Coeur D’Alene Mines Corporation from August 1998 to September 2001.

Andrew Pooler Vancouver, B.C. Canada	Senior Vice President, Mining Operations	Senior Vice President, Mining Operations of the Company since September 8, 2003; Chief Operating Officer for Colville Tribal Enterprise Corp. from 2000 to 2003; Vice President Operations for Greenstone Resources Ltd. from 1998 to 2000; and prior thereto Vice President Operations for Amex Gold 1992 to 1998.

Name and Municipality		Principal Occupation During the
of Residence	Position with the Company	Past Five Years
Michael Steinmann North Vancouver, B.C. Canada	Senior Vice President, Geology & Exploration	Vice President Geology of the Company since March 2004; Manager of Geology for Glencore, South American operations and projects, 2000 to 2004.

Wayne Vincent Blaine, WA, USA	Controller	Controller of the Company since April 2005, Prior thereto Controller for Coeur D’Alene Mines Corporation from 1998 to 2004.

Martin Wafforn Coquitlam, B.C. Canada	Vice- President Mine Engineering	Vice- President Mine Engineering ,and prior thereto Director of Mine Engineering of the Company since February 2004; Prior thereto Manager of Mine Engineering with Barrick Gold Corporation and Homestake Mining Company

[1]	Member of the Audit Committee

[2]	Member of the Compensation Committee

[3]	Member of the Nominating and Governance Committee

[4]	Member of the Health, Safety and Environment Committee
     The directors of the Company are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. The board currently consists of eight directors six of whom, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney, John H. Wright and John Willson qualify as unrelated directors who are independent of management. The board has established four committees: the Audit Committee, the Compensation Committee, the Health, Safety and Environment Committee and the Nominating and Governance Committee. Detailed information regarding the duties and obligations of the Audit Committee is annexed as Appendix “A” to this Annual Information Form. The board does not have an Executive Committee. The composition of the various committees as at December 31, 2006 is set forth in the preceding table.
     As at March 9, 2007, the directors and officers of the Company named above as a group exercised control or direction or beneficially owned, directly or indirectly, 5,601,335 common shares of the Company representing 7.3% of the issued and outstanding common shares of the Company.
Audit Committee
     The members of the Audit Committee are Paul B. Sweeney (Chair) Michael J. J. Maloney, and John Willson. The board of directors has determined based on the information provided by each director that all members of the Audit Committee meet the independence requirements set out in Multilateral Instrument 52-110 – Audit Committees (“52-110”), and as defined under the rules and regulations of the Nasdaq Stock Market. All members of the Audit Committee are financially literate and Paul B. Sweeney, an individual serving on the audit committee of the board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F.
     The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Relevant Education and Experience of Audit Committee Members
     The relevant education and experience of each member of the Audit Committee that is relevant to the performance of Audit Committee responsibilities is as follows:
Paul B. Sweeney (Chair) is a member of the Certified General Accountants Association of Canada, and has experience serving on public boards and their audit committees. He is currently Executive Vice-President – Corporate Development of Plutonic Power Corporation and was formerly the Chief Financial Officer of Canico Resources Corp. from February 2002 to November 2005 and Manhattan Minerals Inc. from December 1999 to May, 2001. Mr. Sweeney has also held senior officer positions in other companies.
Michael J.J. Maloney holds a Bachelor of Science from the University of California, Berkeley and a J.D. from Hastings College, University of California at San Francisco, and has approximately 40 years experience as an officer of a company.
John Willson holds a M. Sc. in mineral production management and B. Sc. in Mining Engineering. He has diverse experience with leadership and management of mining and industrial enterprises including as the President and Chief Executive Officer of Placer Dome Inc. from 1993 to 2000.
External Auditor Service Fees
     Audit Fees
     The aggregate fees billed by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountant for the fiscal years ended December 31, 2005 and 2006 for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such years were CAD $347,900 and CAD $1,168,275, respectively.
     Audit-Related Fees
     The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2005 and 2006 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as audit fees were CAD $3,000 and NIL respectively.
     Tax Fees
     The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2005 and 2006 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were CAD $57,000 and NIL, respectively. Tax services provided in 2005 included advice with respect to a Mexican financing structure, tax filing services in respect of the Company’s Mexican subsidiary and transfer pricing and tax advice with respect to the Company’s Peruvian subsidiaries.
     All Other Fees
     The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2005 and 2006 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding three paragraphs, were both NIL.

Audit Committee Pre-Approval Policies
     Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the external auditor are pre-approved by the Audit Committee.
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
EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS
     Under Rule 4350(a) of the Nasdaq Stock Market Rules (the “Nasdaq Rules”), a foreign private issuer (as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended) may follow its home country practice in lieu of certain of the corporate governance requirements of the Nasdaq Rules. Pursuant to Rule 4350(a), the Company follows British Columbia practice with respect to quorum requirements in lieu of Nasdaq Rule 4350(f).
     Nasdaq Rule 4350(f) requires that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares, whereas the Company’s articles provide that the minimum quorum for a meeting of the holders of its common shares is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting. In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder. The Company’s quorum requirement complies with the Business Corporations Act (British Columbia), which requires that unless the memorandum or articles otherwise provide, two shareholders entitled to vote at a meeting of shareholders, whether in person or represented by proxy, constitute a quorum. Furthermore, the rules of the Toronto Stock Exchange, upon which the Company’s common shares are also listed, do not contain specific quorum requirements.
MARKET FOR SECURITIES
     The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (under the symbol PAA) and the Nasdaq stock market (under the symbol PAAS). The majority of trading of Pan American’s common shares takes place on the Nasdaq exchange. The following table outlines the closing share price trading range and volume of shares traded by month in 2006:

Toronto Stock Exchange (C$)

Month	High	Low	Volume
January	$28.57	$21.33	4,155,400
February	$29.14	$24.61	5,050,400
March	$32.13	$25.13	5,485,700
April	$30.50	$25.00	5,539,000
May	$28.25	$20.00	7,900,500
June	$21.93	$17.00	4,755,800
July	$21.63	$18.17	2,025,300
August	$25.40	$21.15	3,484,000
September	$26.25	$20.10	2,671,600
October	$25.18	$19.70	2,741,800
November	$29.73	$24.76	4,984,000
December	$29.99	$27.50	2,142,400
Nasdaq Stock Market (US$)

Month	High	Low	Volume
January	$24.54	$18.42	35,092,400
February	$25.48	$21.30	31,537,600
March	$27.68	$21.58	42,388,200
April	$26.45	$22.17	47,433200
May	$25.38	$17.78	53,303,000
June	$19.92	$15.49	36,041,600
July	$19.04	$15.87	21,392,600
August	$22.80	$18.59	27,230,400
September	$23.70	$18.07	27,530,400
October	$22.29	$17.50	24,261,200
November	$26.06	$21.72	26,252,200
December	$26.07	$23.90	19,486,300

Source for tabulation of 2006 Monthly Aggregate Data – fianance.yahoo.com
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
     A description of certain legal proceedings to which the Company is a party appear under the heading “Commitments and Contingencies” in Note 16 to the Company’s consolidated financial statements for the year ended December 31, 2006, which pages are incorporated by reference.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     To the best of the Company’s knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.
TRANSFER AGENTS AND REGISTRAR
     The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and Computershare Trust Company, N. A. at its office in Denver, Colorado, USA.

MATERIAL CONTRACTS
     No contracts, other than material contracts entered into in the ordinary course of business, that are material to the Company were entered into during the most recently completed financial year.
INTERESTS OF EXPERTS
     Deloitte & Touche LLP, independent registered chartered accountants, prepared the Report of Independent Registered Chartered Accountants in respect of our audited consolidated financial statements and the Report of Independent Registered Chartered Accountants in respect of internal control over financial reporting.
     The qualified persons as defined by NI 43-101 who have prepared or supervised the preparation of the Company’s mineral reserve and mineral resource estimates as at December 31, 2006 and disclosed in this Annual Information Form are Michael Steinmann, Senior Vice President, Geology and Exploration of Pan American and Martin Wafforn, Vice President, Mine Engineering of Pan American who are both employees of the Company.
     AMEC Americas Limited, Consultora Minera Anglo Peruana S.A., Deloitte & Touche LLP, Ground Water International S.A.C., M3 Engineering and Technology Corporation, MWH Global Inc., Resource Evaluation Inc., Resource Modeling Incorporated, Snowden Mining Industry Consultants, SRK Consulting, Donald F. Earnest, P. Geol., Michael Steinmann, P. Geo. and Martin Wafforn, P. Eng., are companies or persons who have prepared or certified a statement, report or valuation described in this Annual Information Form relating to the Company’s mineral properties.
     No person or company named or referred to under this Item beneficially owns, directly or indirectly, 1% or more of any class of the Corporation’s outstanding securities.
ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for the most recent annual meeting of shareholders. Additional financial information is also provided in the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2006 and 2005, and Management Discussion and Analysis contained in the Company’s 2006 Annual Report. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS
“adit” — a horizontal or nearly horizontal passage driven from the surface for the working of a mine.
“adularia” — a very low-temperature monoclinic potassium feldspar.
“andesite” — a dark-coloured, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g. biotite, horneblend, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite.
“argillic” — pertaining to clay or clay minerals, e.g. in “argillic alternation” in which certain minerals are converted to minerals of the clay group.
“arroyo” — a term applied in the arid and semi-arid southwestern U.S. to a small deep flat-floored channel or gully of an ephemeral or intermittent stream. It is usually dry and has steep or vertical banks of unconsolidated material.
“AVR” — acidification, volatilization and neutralization circuit, used to recover cyanide from barren solution resulting from the electrowinning process.
“basalt” — a dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene.
“berm” — the space left between the upper edge of a cut and the toe of an embankment.
“breccia”, “brecciation” — rock broken up by geological forces.
“calcareous” — containing calcium carbonate. When applied to a rock name, it implies that as much as 50% of the rock is calcium carbonate.
“chalcopyrite” — a bright brass-yellow tetragonal mineral; generally found massive and constitutes the most important ore of copper.
“chert” — a hard, dense, dull to semivitreous, microcrystalline or cryptocrystalline sedimentary rock, consisting dominantly of interlocking crystals of quartz less than about 30mu m in diameter; it may contain amorphous silica (opal). It sometimes contains impurities such as calcite, iron oxide, and the remains of siliceous and other organisms. Chert occurs principally as nodular or concretionary nodules in limestone and dolomites, and less commonly as layered deposits (bedded chert).
“conglomerate” — a coarse-grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter (granules, pebbles, cobbles, boulders) set in fine-grained matrix of sand or silt and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.
“cut-and-fill” — a method of stoping in which ore is removed in slices, or lifts, following which the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined. The back fill supports the walls of the stope.
“dacite” — a fine-grained extrusive rock with the same general composition as andesite, but having less calcic plagioclase and more quartz.

“diamond drill” — a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.
“doré” — unrefined gold and silver in bullion form.
“drift” — a horizontal passage underground that follows along the length of a vein or rock formation.
“enargite” — a grayish-black or iron-black orthorhombic mineral. It is an important ore of copper.
“epidote” — a basic silicate of aluminium, calcium and iron.
“epithermal” — formed by low-temperature (100 — 200° C.) hydrothermal processes.
“fault” — a fracture in a rock where there has been displacement of the two sides.
“feldspar” — a prominent group of rock-forming silicate minerals.
“fracture” — breaks in a rock, usually due to intensive folding or faulting.
“galena” — the most important ore of lead, found in hydro-thermal veins and as a replacement mineral.
“gangue” — that part of an ore deposit from which a metal or metals is not extracted.
“gneiss” — a foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles in which minerals having flaky or elongated prismatic habits predominate.
“granodioritic” — similar to granitic, except that graphic texture does not seem to occur, and a lower percentage of silicon, and a higher calcium and magnesium content is present.
“indicated mineral resource” — mineral resources for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“inferred mineral resource” — mineral resources for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“lacustrine” — pertaining to, produced by, or inhabiting a lake or lakes.
“loop” — a pattern of field observations that begin and end at the same point with a number of intervening observations.
“manto” — a blanket-like replacement of rock (commonly limestone) by ore. In some districts, the term has been modified to designate a pipe-shaped deposit confined within a single stratigraphic horizon.
“marls” — a variety of materials, most of which occur as loose, earthy deposits consisting chiefly of an intimate mixture of clay and calcium carbonate.

“measured mineral resource” — the part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
“mineral reserve” — the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
“mineralization” or “resources” or “mineral resources” — is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
“monzonite” — a granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite. Quartz is minor or absent.
“muck” — ore or rock that has been broken by blasting.
“open pit” — a surface working open to daylight, such as a quarry.
“ore shoot” — a pipelike, ribbonlike or chimneylike mass of ore within a deposit (usually a vein), representing the more valuable part of a deposit.
“orogeny” — a period of mountain building.
“pearceite” — a monoclinic mineral Ag16As2S11, having copper as an apparent necessary minor component which is metallic black, brittle and occurs in low-to moderate-temperature silver and base-metal ores.
“pinch” — a compression of the walls of a vein, or the roof and floor of a coal bed, which more or less completely displaces the ore or coal.
“polybasite” — a monoclinic mineral (Ag,Cu)16Sb2S11 that is soft, metallic and grey to black occurring in low-temperature veins. A source of silver.
“porphyry” — an igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained ground mass.
“probable mineral reserve” - is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“proustite” — a triangle mineral, Ag3AsS3, with rhombohedral cleavage that is soft, ruby red and occurs in low temperature or secondary enrichment veins. A minor source of silver.

“proven mineral reserve” — is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
“pyrite” — a mineral containing iron sulphide.
“pyroclastic” — rock formed by the mechanical combination of volcanic fragments.
“pyrrhotite” — a monoclinic and hexagonal mineral, FeS, invariably deficient in iron, variably ferrimaganetic, which is metallic, bronze yellow with iridescent tarnish and occurs in mafic igneous rocks, contact metamorphic deposits, high temperature veins and granite pegmatites.
“qualified person” — is an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; and has experience relevant to the subject matter of the mineral project; and who is a member in good standing of a recognized self-regulatory organization of engineers or geoscientists.
“raise” — a vertical or inclined underground working that has been excavated from the bottom upward.
“resuing” — a method of stoping wherein the wall rock on one side of the vein has been blasted after the ore itself is broken, with the waste rock used as fill. Resuing is employed on narrow veins and permits a recovery with a minimum of dilution.
“rhodochrosite” — a hexagonal carbonate mineral, found in lead and silver-lead ore veins and in metasomatic deposits.
“schist” — a strongly foliated crystalline rock formed by dynamic metamorphism, that can be readily split into thin flakes or slabs due to the well developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit (e.g., mica and hornblende).
“shrinkage stoping” — a method of stoping which utilizes part of the broken ore as a working platform and as support for the walls.
“silicified” — a rock altered by a silica hydrothermal solution.
“skarn” — rocks composed nearly entirely of lime-bearing silicates and derived from nearly pure limestones and dolomites in which large amounts of silicon, aluminium, iron and magnesium has been introduced.
“sphalerite” — the main zinc ore, found in metasomatic deposits with galena, in hydro-thermal vein deposits, and in replacement deposits.
“split” — a coal seam that is separated from the main seam by a thick parting of other sedimentary rock.
“stope” — an excavation in a mine from which ore is being or has been extracted.
“strike” — the course or bearing of a layer of rock.
“stripping ratio” — the ratio of waste material to ore experienced in mining an ore body by open pit.

“supergene” — said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions; also, said of the solutions and of that environment.
“swell” — an enlarged place in an orebody, as opposed to a pinch.
“tailings” — material rejected from a mill after recoverable valuable minerals have been extracted.
“tennantite” — a blackish lead-gray isometric mineral. It is isomorphous with tetrahedrite, and sometimes contains zinc, silver, or cobalt replacing part of the copper. It is an important ore of copper.
“tetrahedrite” — a metallic isometric mineral. It is isomorphous with tennantite, and often contains silver or other metals replacing part of the copper. Tetrahedrite is an important ore of copper and sometimes an ore of silver.
“trachytes” — fine-grained, alkali, intermediate igneous rocks.
“tuff” — a general term for all consolidated pyroclastic rocks. Adj: tuffaceous.
“tuffs” — upon consolidation, the general name for the material derived from solid volcanic material which has been blown into the atmosphere by explosive activity.
“vein” — an epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

APPENDIX “A”
PAN AMERICAN SILVER CORP.
(the “Company”)
AUDIT COMMITTEE CHARTER
MISSION
Senior management of Pan American Silver Corp. (the “Company”), as overseen by its Board of Directors (the “Board”), has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee (the “Committee”) is a standing committee of the Board established for the purposes of: (i) overseeing the integrity of the Company’s financial statements and accounting processes of the Company; and (ii) overseeing the external auditor’s qualifications and independence. The external auditors of the Company will report directly to the Committee.
COMPOSITION AND MEETINGS
1.	The Committee shall be composed of at least three independent directors.[1]

2.	All members of the Committee shall, to the satisfaction of the Board, be Financially Literate and at least one member will be a Committee Financial Expert (“Financially Literate” and “Committee Financial Expert” are defined in the Definitions section of this Charter).

3.	The members of the Committee shall be appointed by the Board, based on the recommendation of the Nominating and Governance Committee, to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

4.	The Committee shall appoint a chair (the “Chair”) from among its members who shall be an unrelated director.

5.	The Committee will make every effort to meet at least four times per year and each member is entitled to request that an additional meeting be called, which will be held within one week of the request for such meeting. A quorum at meetings of the Committee shall be two members.

6.	The external auditor may request the Chair to call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the directors or the shareholders of the Company.

7.	The Committee will make every effort to ensure that minutes of the Committee meetings be distributed to all members of the Committee with copies to the chief financial officer and the external auditor.

[1]	In order to be considered “independent”, the following applies:

(a)	Pursuant to the Canadian Securities Administrators’ Multilateral Instrument 52-110 “Audit Committees”, a member of the Committee must not have a direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(b)	Pursuant to United States securities laws, a member of the Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

RESPONSIBILITIES
Charter.
The Committee will review this Charter periodically, but at least once per annum, and recommend to the Board any necessary amendments.
Financial Information
The Committee will review and discuss with the external auditors:
1.	the audited annual financial statements, and recommend to the Board they be approved for inclusion in the Company’s annual report;

2.	interim financial statements, and the notes related thereto, and recommend to the Board they be approved for inclusion in the Company’s quarterly financial release;

3.	other financial information included in the Company’s annual report;

4.	quarterly and annual Management Discussion and Analysis;

5.	the annual and interim earnings press releases before the Company publicly discloses the information contained therein;

6.	any press release to be publicly disseminated which contains material information of a financial nature; and

7.	the Annual Information Form.
External Auditors
1.	The Committee will recommend to the Board the external auditor to be nominated for appointment by shareholders at each annual general meeting of the Company.

2.	The Committee will review the performance of the external auditor and, where appropriate, recommend to the Board the removal of the external auditor.

3.	The Committee will confirm the independence and effectiveness of the external auditor, which will require receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company and any other factors that might affect the independence of the auditor.

4.	The external Auditor will report directly to the Audit Committee.

5.	The Committee will oversee the work of the external auditor generally, and review and report to the Board on the planning and results of external audit work, including:
a.	the external auditor’s engagement letter or other reports of the auditor;

b.	the reasonableness of the estimated fees and other compensation to be paid to the external auditor;

c.	the form and content of the quarterly and annual audit report, which should include, inter alia:
i.	a summary of the Company’s internal controls and procedures;

ii.	any material issues raised in the most recent meeting of the Committee;
d.	any other related audit, review or attestation services performed for the Company by the external auditors; and

e.	an assessment of the external auditor’s performance.
6.	The Committee will actively engage in dialogue with the external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the external auditor and take, or recommend the Board take, appropriate actions to oversee the independence of the external auditor.

7.	The Committee will review and pre-approve all non-audit services provided to the Company or its subsidiaries by the external auditor prior to the commencement of such services. Pre-approval of non-audit services will be satisfied only if the requirements as set out in National Instrument 52-110 “Audit Committees” are satisfied.

8.	The Committee will monitor the relationship between management and the external auditor and resolve any disagreements between them regarding financial reporting.
Accounting System and Internal Controls
The Committee will:
1.	Obtain reasonable assurance from discussions with (and/or reports from) management, and reports from external and internal auditors that the Company’s financial and accounting systems are reliable and that the prescribed internal controls are operating effectively.

2.	In consultation with the external auditor and the Disclosure Committee of the Board, review the integrity of the Company’s financial reporting process and the internal control structure.

3.	Review the acceptability of the Company’s accounting principles and direct the auditors’ examinations to particular areas of question or concern, as required.

4.	Request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies).

5.	Together with management, review control weaknesses identified by the external and internal auditors.

6.	Review the appointments of the chief financial officer and key financial executives.

Internal Audit
The Committee will:
1.	Review activities, organization structure and qualifications of the internal audit function.

2.	Review the resources, budget, reporting relationships and planned activities of the internal audit function.

3.	Review internal audit findings and determine that they are being properly followed up.

4.	Annually review and recommend changes, if any, to the internal audit procedures.

5.	Review with the Company’s legal counsel any legal matter that could have a significant impact on the Company’s financial statements.
Ethical and Legal Responsibilities
1.	The Committee will review and monitor the Company’s compliance with applicable legal and regulatory requirements, particularly those related to financial reporting and disclosure.

2.	The Committee will review all related-party transactions.
Complaints
The Committee will establish procedures for:
1.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.	the confidential, anonymous submission by employees of the Company and its subsidiaries of similar concerns.
AUTHORITY
1.	The Committee shall have the authority to:
a.	engage independent counsel and other advisors as it determines necessary to carry out its duties;

b.	set and pay the compensation for any advisors employed by the Committee; and

c.	communicate directly with the internal and external auditors.
2.	The Committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the Committee.

3.	A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

4.	The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill vacancies in it as it shall see fit.

5.	The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.
DEFINITIONS
Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.
“Committee Financial Expert” means a person who has the following attributes:
(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised in the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;
acquired through any one or more of the following:
i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.

Document No. 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
March 21, 2007
Introduction
Management’s discussion and analysis (“MD&A”) focuses on significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 20. This MD&A refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is comprised of the following sections:
1.	The “Overview of 2006” section provides a discussion of the significant events and transactions that occurred during the year and an analysis of Pan American’s financial results and operating performance. A detailed analysis of each mine’s operating performance in 2006 and our forecasts for 2007 are also provided in this section, together with a reconciliation of our consolidated cash and total costs per ounce of silver to the cost of sales reported in our consolidated statement of operations.

2.	The “Liquidity and Capital Resources” section describes our current financial condition and discusses our expected capital and liquidity requirements for 2007 and beyond.

3.	The “Critical Accounting Policies and Estimates” section identifies those accounting estimates that have the largest impact on the financial presentation.

4.	The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks.

5.	The “Controls and Procedures” section describes the Company’s approach to internal controls and management’s assessment of the effectiveness of internal controls over financial reporting.

6.	Finally, in the “Outlook” section we discuss the status of Pan American’s development projects, and the metal markets into which we sell our production.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40F and Annual Information Form on file with the US Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com

Overview of 2006
Significant Events and Transactions
Pan American produced 13 million ounces of silver in 2006, which was a 4 per cent increase in silver production relative to 2005 production. The Company also achieved 5 per cent and 16 per cent increases in the production of zinc and copper, respectively, while lead production decreased by 1 per cent in 2006. Increased silver production was primarily achieved by restarting the sulphide plant at the La Colorada mine and by higher throughput rates at the Morococha mine, which was also the primary reason for increased zinc and copper production.
Consolidated cash costs per ounce of silver were $1.89 in 2006, sharply lower than 2005 cash costs per ounce of $4.38. Significantly higher by-product credits resulting from stronger base metal prices in 2006, compared to 2005, was the reason for the reduction in the cash costs per ounce. The higher by-product credits more than offset the negative cost effects of higher Peruvian workers’ profit participation and the industry-wide escalations in energy, freight, consumables, and labour costs that were experienced in 2006.
In 2006, Pan American increased its silver reserves and resources at every one of its operating and development properties. As at December 31, 2006, proven and probable reserves totaled 213.4 million ounces, a 20% increase over the previous year. For the complete breakdown of reserves and resources by property and category, please refer to the news release issued by the Company on February 15, 2007, which is available online at www.panamericansilver.com.
In March 2006, Pan American announced that it had reached an agreement to acquire a 50 per cent interest in the Manantial Espejo project in Argentina from Silver Standard Resources Inc, which gave Pan American a 100 per cent interest in the project. The purchase price of $47.5 million was paid with 1.95 million common shares of Pan American. Following this acquisition, Pan American made a positive construction decision for the Manantial Espejo project. The decision was based on a feasibility study that estimates that the project will produce on average 4.1 million ounces of silver and 60,000 ounces of gold annually over a mine life of approximately 8 years. Capital costs for the project are expected to be $112.3 million, including working capital and normal construction contingencies, plus $18.1 million in Argentine Value Added Tax which will be refundable once the mine is in production.
On April 5, 2006, Pan American filed a preliminary prospectus supplement to its existing $150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and with the SEC in connection with a public offering of common shares (the “Offering”). The Company completed the base Offering on April 18, 2006 and completed the over-allotment option of the Offering on April 21, 2006. The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees and other share issue costs, of $142.3 million. The proceeds of the Offering are being used for the construction and development of the Company’s Manantial Espejo silver project.
The construction of the Company’s Alamo Dorado project in Mexico was completed during 2006, substantially on budget and on schedule, with commercial production expected to commence in the second quarter of 2007. The total capital cost for the construction of the project through the end of 2006 was approximately $81.5 million, compared to the original feasibility study forecast of $77 million. The project construction was completed without the occurrence of a lost-time accident. Alamo Dorado is expected on average to produce approximately 5 million ounces of silver annually at cash costs of less that $3.00 per silver ounce, net of gold by-product credits.

Financial Results
The table below sets out highlights of Pan American’s quarterly results, expressed in thousands of US dollars (except for per share detail), for the past 12 quarters, together with select balance sheet information for the prior three years.

	Quarters Ended (unaudited)				Years Ended
2006	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

Sales	$45,744	$62,848	$64,268	$82,588	$255,447
Mine operating earnings*	$17,976	$31,060	$29,221	$35,063	$113,319
General & Administrative	$(1,933)	$(2,416)	$(2,739)	$(2,084)	$(9,172)
Exploration	$(1,234)	$(637)	$(2,267)	$(3,902)	$(8,040)
Loss on commodity and currency contracts	$(11,830)	$(4,780)	$(676)	$(1,042)	$(18,328)
Net income (loss) for the period	$(2,761)	$14,964	$16,355	$29,648	$58,206
Net income/(loss) per share — Basic	$(0.04)	$0.21	$0.22	$0.39	$0.79
— Diluted	$(0.04)	$0.20	$0.20	$0.38	$0.76

Other financial information:
Total Assets					$679,995
Total long-term financial liabilities					$102,488
Total Shareholders Equity					$512,026

2005	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

Sales	$29,086	$25,358	$30,086	$37,871	$122,401
Mine operating earnings*	$3,488	$4,526	$4,961	$8,683	$21,658
General & Administrative	$(1,563)	$(1,751)	$(2,065)	$(1,558)	$(6,936)
Exploration	$(1,424)	$(885)	$(394)	$(994)	$(3,697)
Loss on commodity and currency contracts	$(3,337)	$3,491	$(2,198)	$(6,152)	$(8,196)

Write-down of mining assets	$0	$0	$0	$(29,666)	$(29,666)
Net income/(loss) for the period	$(4,223)	$4,971	$172	$(29,514)	$(28,594)
Net income/(loss) per share — Basic	$(0.06)	$0.07	$0.00	$(0.44)	$(0.43)
— Diluted	$(0.06)	$0.07	$0.00	$(0.44)	$(0.43)

Other financial information:
Total Assets					$362,280
Total long-term financial liabilities					$77,592
Total Shareholders Equity					$257,322

2004	March 31	June 30	Sept. 30	Dec. 31	Dec. 31

Sales	$15,708	$21,179	$27,916	$30,022	$94,825
Mine operating earnings*	$2,395	$2,640	$6,357	$3,402	$14,794
General & Administrative	$(1,243)	$(1,886)	$(1,452)	$(1,660)	$(6,241)
Exploration	$(528)	$(1,137)	$(1,213)	$(960)	$(3,838)
Loss on commodity and currency contracts	$(2,214)	$1,836	$(3,438)	$(2,801)	$(6,617)
Net income (loss) for the period	$(2,023)	$3,352	$358	$13,527	$15,214
Net income/(loss) per share — Basic	$(0.08)	$(0.09)	$0.01	$0.21	$0.06
— Diluted	$(0.08)	$(0.09)	$0.01	$0.21	$0.06

Other financial information:
Total Assets					$370,086
Total long-term financial liabilities					$68,279
Total Shareholders Equity					$275,516

Notes
*	Mine operating earnings/(loss) is equal to sales less cost of sales less depreciation and amortization, which is considered to be substantially the same as gross margin.
The Company did not declare or pay any dividends during the periods under review.
Net income for 2006 was $58.2 million, compared to a net loss for 2005 of $28.6 million. Basic earnings per share for 2006 were $0.79 compared to a loss per share of $0.43 in 2005. The improvement in the Company’s results in 2006 was primarily due to a dramatic upturn in the profitability of the Company’s operations, as reflected by a more than 5 fold increase in mine operating earnings, primarily as a consequence of the rise in the sales prices of the metals the Company produces. Net income for 2006 included a loss on commodity and foreign currency contracts of $18.3 million and a gain on the sale of the Company’s interest in the Dukat mine in Russia of $8 million. Included in the net loss for 2005 were several unusual items including a non-cash impairment charge of $29.7 million, which resulted from the Company’s decision to write down the carrying value of the La Colorada mine, a loss on commodity and foreign currency contracts of $8.2 million, and a gain on the sale of the Company’s interest in Dukat of $2 million.
For the fourth quarter (“Q4”) of 2006, the Company recorded net income of $29.6 million compared to a $29.5 million net loss in the comparable period of 2005. Basic earnings per share in Q4 of 2006 were $0.39 compared to a loss per share of $0.44 in the comparable period of 2005. Vastly improved mine operating earnings in Q4 of 2006 relative to Q4 of 2005, together with the fact that the Company recorded a $29.7 million non-cash write down of the La Colorada mine in Q4 of 2005 are the two most significant factors for the improved quarterly results. Q4 of 2006 also benefited from the recognition of an $8.0 million gain recorded relating to the amount receivable under the terms of the sale of the Company’s interest in Dukat (Q4 of 2005: $2 million).
Sales in 2006 were $255.4 million, an increase of 109 per cent relative to 2005 sales. The average price for all of the metals that the Company produces increased in 2006 compared to 2005; the average silver price increased 58 per cent, the average zinc price increased 137 per cent, the average copper price increased 83 per cent, and average lead price increased 32 per cent. In addition to higher realized prices for our products, the Company also increased the quantity of products sold. Pan American’s Peruvian operations shipped a total of 140,211 dry metric tonnes of concentrates in 2006, a 6 per cent increase over the previous year and the La Colorada mine increased silver production by 13 per cent over 2005 production.
Sales for Q4 of 2006 were $82.6 million compared to $37.9 million in the comparable period of 2005 due primarily to the higher price environment for the metals the Company produced and due to the fact that the Company sold 8 per cent more tonnes of concentrates in Q4 of 2006 compared to Q4 of 2005.
Cost of sales in 2006 was $124.6 million, a $37.0 million increase from the cost of sales recorded in 2005. The main reasons for the higher cost of sales relative to a year ago were (i) increased mining and milling rates at all of Pan American’s operations by an average of 12 per cent, (ii) the shipment of approximately 8,400 tonnes more concentrates from the Peruvian operations and (iii) the industry-wide escalations experienced in the cost of energy, labour and consumables. Cost of sales was also negatively impacted by significantly increased worker’s participation costs in Peru, which are based on the increased taxable income being generated by the Company’s Peruvian mines. Worker’s participation costs increased to $8.4 million in 2006 from $1.2 million in 2005.
Cost of sales in Q4 of 2006 was $41.9 million compared to $25.5 million in Q4 of 2005. The increase in cost of sales in Q4 of 2006 is due to the same reasons as described in the paragraph above.
Depreciation and amortization expense of $17.5 million was $4.4 million higher in 2006 than 2005. Increased tonnage milled at all of the Company’s operations and higher depreciation rates at La Colorada in 2006 as a result of the decrease in reserves and resources estimated at the end of 2005 were the main reasons for the increase.
Depreciation and amortization expense in Q4 of 2006 was $5.6 million compared to $3.7 million in Q4 of 2005. The increase in depreciation and amortization expenses in Q4 of 2006 is due to the same reasons as described in the paragraph above.

Mine operating earnings, is defined as sales less cost of sales and depreciation and amortization, increased more than 5 times in 2006 from $21.7 million in 2005 to $113.3 million. The dramatic increase in mine operating earnings was a result of the increase in sales far outweighing the increases in cost of sales and depreciation and amortization expense.
The Company generated record quarterly mine operating earnings of $35.1 million in Q4 of 2006, a 304 per cent increase from the mine operating earnings generated in Q4 of 2005. As was the case with annual mine operating earnings, the increase in Q4 mine operating earnings was a result of the increase in sales for the quarter, which were significantly greater than were the increases in cost of sales and depreciation and amortization expense.
General and administrative costs, including stock based compensation, increased by 32 per cent from 2005 to $9.2 million (2005: $6.9 million), reflecting increased staffing costs, the cost of compliance with the requirements of the Sarbanes Oxley Act, a stronger Canadian dollar against the US dollar, and increased travel costs. Included in general and administrative expenses was stock-based compensation of $2.9 million (2005 — $2.0 million).
General and administrative costs in Q4 of 2006 were $2.1 million, compared to $1.6 million for the comparable period of 2005. The increase in Q4 occurred due to the same factors described in the paragraph above, together with a charge of $0.6 million recorded in Q4 of 2006 concerning the re-measurement of stock option expenses relating to prior periods.
Exploration and project development expenses in 2006 were $8.0 million compared to $3.7 million incurred in 2005. The exploration expenses recorded in 2006 primarily represented the costs associated with exploration drilling at La Colorada and Morococha and the preparation of a feasibility study and holding costs at the San Vicente project. 2005’s expenses related mostly to work at Manantial Espejo and due diligence expenses associated with the Company’s business development activities.
Exploration and project development expenses in Q4 of 2006 were $3.9 million, significantly higher than $1.0 million incurred in the comparable period of 2005 and were due to more extensive exploration drilling programs, particularly at La Colorada and Morococha, and the costs associated with the Company’s business development activities.
Asset retirement and reclamation expenses for 2006 were $2.5 million, similar to the $2.3 million incurred in 2005. These costs were related to the accretion of the liability that the Company has recorded with respect to its mining operations as required by CICA Handbook Section 3110 - “Accounting for Asset Retirement Obligations”. There were no significant changes to the Company’s closure estimates at any of its operations in 2006, other than the recognition of closure liabilities at Alamo Dorado and Manantial Espejo triggered by construction activities. The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.
In 2005, the Company incurred a write-down of non-producing property of $29.7 million which resulted from the Company’s decision to write down the carrying value of the La Colorada mine. No write-down of assets was recorded in 2006.
Investment and other income, net of foreign exchange loss for 2006 totaled $5.2 million (2005: $2.6 million) and were primarily made up of interest generated by the Company’s short-term investment portfolio. Investment and other income for Q4 of 2006 was $1.2 million (Q4 of 2005: $0.7 million). The higher average cash balances combined with a higher interest rate environment, which prevailed in 2006, resulted in the increase over the comparable periods in 2005.

Interest and financing expenses in 2006 were $0.6 million, which was primarily made up of financing and transactional charges, compared to $0.5 million incurred in 2005. This expense remains relatively constant and thus the amount recorded in Q4 of 2006 of $0.1 million was similar to the comparable period of 2005.
The Company incurred a loss on commodity and currency contracts of $18.3 million in 2006, compared to a loss of $8.2 million in 2005. The loss in 2006 was comprised of a loss on our zinc price protection program of $14.4 million, a loss on our silver fixing program of $3.6 million, and a loss on our Mexican peso forward purchases of $0.3 million. In June 2006, the Company bought 6,000 tonnes of zinc settling between July and December 2006. These forward purchases were entered into to exactly offset all of the Company’s zinc forward sales positions, leaving the Company with no open zinc positions as at June 30, 2006. The effect of these transactions was to crystallize a loss of $8.3 million, which has been recorded in the consolidated statement of operations. Had the Company not bought back its forward sales contracts in June 2006, but rather settled the forward sales contracts as they came due, an additional loss of $4.8 million would have been incurred in 2006. The Company had no open zinc or currency positions at December 31, 2006.
The Company recognized a gain on sale of assets of $8.2 million in Q4 of 2006, which is mostly the amount payable in December 2007 under the terms of the sale of our interest in the Dukat mine in 2004. In 2005, the Company recorded a $2 million gain on the sale of our interest in Dukat and $0.6 million for the gain on the sale of obsolete equipment, all of which was recorded in Q4 of 2005. The Company received the $2 million booked on the sale of our interest in Dukat as a receivable in 2005 as expected in December 2006.
Income tax provision for 2006 amounted to $25.5 million compared to $3.3 million in 2005. The substantially higher current income tax expense resulted from greater taxable income being generated by our Peruvian operating subsidiaries in 2006 than in 2005, primarily due to a stronger price environment and the fact that the Quiruvilca operation only became taxable in later 2005. The current income tax expense for 2006 was reduced by a $3.3 million reversal of the Company’s overall provision for future income taxes primarily as a result of a reduction of the Company’s valuation allowance against tax loss carry forwards associated with the La Colorada mine. Management now believes some of these tax losses will be utilized to shield future taxable income, thereby decreasing the future income tax provision, with a corresponding increase to income in the fourth quarter of 2006.
The income tax provision for Q4 of 2006 of $5.5 million was higher than the $1.7 million in the comparable period of 2005 for the same reasons.
The non-controlling interest in 2006 was $3.8 million compared to $0.9 million in 2005. The non-controlling interest reflects the income after tax that is attributable to the minority shares of the entities which own the Morococha and San Vicente mines. The Company owns approximately an 88.5 per cent interest in the Morococha mine and a 55 per cent interest in the San Vicente mine. The income after tax generated by both Morococha and San Vicente was significantly higher in 2006 than it was in 2005, which was the reason for the higher non-controlling interest recorded in 2006.
The non-controlling interest in Q4 of 2006 was $1.6 million compared to $0.1 million in the comparable period of 2005 for the same reason as described above.

Financial Results: 2005 compared to 2004
Net loss for 2005 was $28.6 million, compared to net income for 2004 of $15.2 million. Included in the net income for 2004 were several unusual items including the gain on the sale of the Company’s interest in Dukat for $20.1 million, the gain on the sale of surplus land at Quiruvilca for $3.6 million, loss on commodity and foreign currency contracts of $6.6 million, the write-off of $2.5 million of obsolete assets and premium on early retirement of debt of $1.4 million. Sales in 2005 increased by 29 per cent relative to 2004 sales. The average price for all of the metals that the Company produces increased in 2005 compared to 2004. The average silver and lead prices increased 10 per cent, the average zinc price increased 31 per cent, and the average copper price increased 28 per cent. The Company also significantly increased its production, primarily as a result of a full year of ownership of the Morococha mine, which was acquired with effect from July 1, 2004. Cost of sales in 2005 were $87.6 million, an $18.5 million increase from the cost of sales recorded in 2004. Accounting for approximately $12.9 million of the increase is the fact that the Morococha mine was owned for the full year in 2005 compared to only 6-months of ownership in 2004. Depreciation and amortization expense in 2005 of $13.1 million was $2.2 million higher than 2004. A full year of ownership of Morococha accounted for $2.0 million of this increase.
General and administrative costs, including stock based compensation increased by $0.7 million from 2004 to $6.9 million, reflecting increased staffing costs, a stronger Canadian dollar against the US dollar and increased travel costs. Exploration expenses in 2005 were $3.7 million, similar to exploration expenses incurred in 2004. The exploration expenses recorded in 2004 related mostly to work at Manantial Espejo and due diligence expense associated with the Company’s business development activities. Asset retirement and reclamation expenses for 2005 increased to $2.3 million from $1.3 million incurred in 2004. The Company increased its estimated closing liability at Quiruvilca and La Colorada during 2005, and recognized a closure liability at Alamo Dorado triggered by construction activities. The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.
Investment and other income net of foreign exchange losses for 2005 totaled $2.6 million and was primarily made up of interest generated by the Company’s short-term investment portfolio. The Company also recognized a gain on sale of assets of $2.6 million in 2005, consisting of $2 million owing under the terms of sale of our interest in the Dukat mine in 2004, which was paid in December 2006, and $0.6 million for the gain on the sale of obsolete equipment. Interest expense in 2005 of $0.5 million, which was primarily made up of financing and transactional charges, compared to $0.9 million incurred in 2004. The decrease from the prior year was as a result of the conversion of 99 per cent of the 5.25 per cent convertible unsecured senior subordinated debentures and other debt prepayments in April and May 2004.
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

Operating Performance
Consolidated Production and Cash Costs (Non-GAAP Measure)
The following table sets out select historic and 2007 forecast consolidated operating information. Please note that these include estimates of future production rates for silver and other payable metals and future cash and total costs of production at each of the Company’s properties, which are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the end of this MD&A. The Company’s 2007 budget and the resultant forecast numbers contained in this MD&A are based on the following price assumptions: silver: $10 per ounce, zinc: $3,000 per tonne ($1.36 per lb), lead: $1,000 per tonne ($0.45 per lb), copper: $5,000 per tonne ($2.27 per lb) and gold: $550 per ounce. The Company’s budget also assumes that we are able to ship and sell all our 2007 production in the 2007 financial year.

	2007 Forecast	2006	2005	2004

Production
Silver ounces	17,610,000	13,018,354	12,529,417	11,182,030
Zinc tonnes	43,900	39,366	37,421	34,086
Lead tonnes	19,900	15,307	15,410	16,694
Copper tonnes	4,100	4,546	3,931	3,426
Gold ounces	19,400	6,438	5,777	4,072
Costs
Cash cost per ounce	$3.04	$1.89	$4.38	$4.17
Non-cash cost per ounce	$2.15	$1.49	$1.34	$1.14
Total Cost per ounce	$5.20	$3.38	$5.72	$5.30
Silver production in 2006 fell short of management’s expectations of 14.1 million ounces due primarily to a delay in restarting the sulphide operation at La Colorada. The sulphide plant was expected to restart in April 2006 and contribute approximately 0.8 million ounces of silver production in 2006. However, production from the sulphide plant only commenced during the third quarter and contributed 0.3 million ounces of silver in 2006. An additional shortfall relative to management’s expectations for silver production in 2006 occurred at Alamo Dorado, where construction activities were completed substantially on schedule in the fourth quarter of 2006, however commercial production is only expected to commence in the second quarter of 2007 as opposed to the fourth quarter of 2006, as originally expected.
Zinc and lead production in 2006 was lower than expected by 10 per cent and 11 per cent, respectively due mainly to an underperformance of zinc and lead grades at the Quiruvilca and Huaron mines and the delay in restarting the sulphide operation at La Colorada.
Consolidated cash costs per ounce in 2006 of $1.89 were significantly lower than management’s forecast of $4.43 per ounce. The primary explanation for lower than expected cash costs per ounce was the stronger than expected base metal prices which resulted in higher than expected by-product credits that more than off-set higher than expected operating costs.
Consolidated production in 2007 is forecast at 17.6 million ounces of silver, a 35 per cent increase as compared to 2006. The planned increase is expected to be achieved by the commencement of commercial production at Alamo Dorado during the second quarter of 2007 and a full year of sulphide production at La Colorada.
Base metal and gold production are also expected to increase in 2007 over 2006. Zinc production is budgeted to increase by 12 per cent in 2007 due to increased throughput rates at

Huaron and San Vicente and higher zinc grades and recoveries at Morococha. Higher lead production from both Morococha and Huaron combined with the restart of the sulphide mine at La Colorada are expected to result in a 30 per cent increase in overall lead production. Copper production is expected to be slightly lower than the copper production in 2006. Commencement of operations at Alamo Dorado is expected to result in a significant increase in Pan American’s anticipated gold production in 2007.
Consolidated cash costs per ounce of silver, net of by-product credits, are forecast to be $3.04, a $1.15 per ounce increase over 2006’s cash costs. This increase is primarily related to the fact that management has assumed that base metal prices in 2007 will be lower than realized prices in 2006, with a resultant decrease in future by-product credits. Please refer to the cash cost sensitivity analysis contained under the “Metal Price and Currency Risk” section later in this MD&A for further discussion of the relationship between our cash costs per ounce of silver and base metal prices.
An analysis of each mine’s operating performance in 2006 measured against historical performance follows, together with management’s forecasts for each operation’s performance in 2007.
Morococha Mine
Pan American acquired an 81 per cent interest in the Morococha mine in effect from July 1, 2004 and has subsequently purchased an additional 7 per cent interest. Morococha was immediately accretive to production, cash flow, and earnings and was Pan American’s most profitable mine in 2006 and 2005, generating $43 million and $10.4 million of mine operating earnings in those years, respectively. Mining and milling rates increased by 23 per cent in 2006, which is the primary reason for the increase in silver, zinc and copper production rates, relative to 2005. The positive effects of increased mining and milling rates were partially offset by lower silver and base metal grades.
Morococha’s cash costs per ounce were negative $3.71 in 2006, dramatically lower than 2005 cash costs per ounce of $2.61. Significantly higher by-product credits resulting from stronger base metal prices in 2006 relative to 2005 and cost efficiencies related to the increased processing rates are the main reasons for the reduction in the cash costs per ounce.
The following table sets out Morococha’s production and cost data for the second half of 2004, 2005 and 2006, together with management’s forecasts for 2007 (the figures below represent Pan American’s 88.5 per cent share of production):

Morococha	2007 Forecast	2006	2005	2004

Tonnes Milled	581,243	577,201	467,521	212,172

Silver ounces	2,670,000	2,923,267	2,736,393	1,259,451
Zinc tonnes	19,400	18,115	15,689	5,902
Lead tonnes	8,900	5,722	5,875	2,186
Copper tonnes	1,400	1,546	925	538
Tonnes Shipped
Zinc concentrate	39,200	37,142	34,404	13,613
Lead concentrate	16,900	11,466	11,369	4,416
Copper concentrate	5,900	6,381	3,994	2,399

Cash cost per ounce	$(3.16)	$(3.71)	$2.61	$4.47
Non-cash cost per ounce	$1.29	$1.75	$1.74	$1.69
Total Cost per ounce	$(1.87)	$(1.96)	$4.36	$6.16

Morococha exceeded management’s forecasts of tonnage and recoveries in 2006, resulting in higher than expected production of silver and base metals. Pan American’s investments in mine infrastructure and development as part of the Company’s program of modernizing the operation, continued to generate better than expected results. The mine achieved higher throughput rates and better recoveries which allowed it to overcome lower than expected grades to post record silver production. Morococha’s cash cost per ounce of silver in 2006 was expected to be $2.86. Better than expected operating performance and higher than expected by-product credits resulted in an actual cash cost of negative $3.71 per ounce.
Tonnes milled at Morococha in 2007 are expected to be slightly higher than in 2006, bringing the expected monthly average tonnage for 2007 to 54,700 tonnes, a 29 per cent increase from the average monthly tonnage when Pan American acquired Morococha in 2004. However, management expects that lower silver head grades will result in a 9 per cent decrease in silver production relative to 2006. Higher zinc and lead grades are expected to result in increased base metal production. General cost escalations, particularly the costs of electricity and supplies such as copper sulfate, are expected to increase operating costs per tonne milled by 9 per cent over 2006 costs. Significant camp administration costs are also expected to be incurred associated with moving approximately 800 miners from contractor’s payrolls onto the Company’s payroll in 2007. As a result of these cost increases and a lower assumed by-product credit, Management anticipates a 15 per cent increase in cash costs per ounce in 2007, which are planned to be negative $3.16 per ounce.
The primary objective at Morococha in 2007 is to increase proven and probable reserves by continuing the extensive exploration drilling program that was commenced shortly after the mine was purchased in 2004. In addition, the Company intends to continue its program of extensive investment at Morococha in order to improve efficiencies, increase mining and milling rates, improve safety systems and prepare for long term expansion of the operation. Capital expenditures at Morococha in 2007 are expected to total $13.5 million.
Huaron Mine
Huaron remained the Company’s largest silver mine in 2006, producing similar silver and base metal quantities as it did in 2005. These production levels were achieved by increasing the mill tonnage by 8 per cent relative to 2005, which offset the effect of lower ore grades and base metal recoveries. Huaron generated mine operating earnings of $28.3 million and $4.8 million in 2006 and 2005, respectively.
Compared to 2005, cash costs at Huaron were reduced by 53 per cent in 2006 to $2.41 per ounce. Significantly higher by-product credits resulting from stronger base metal prices in 2006 relative to 2005 and cost efficiencies related to the 8 per cent increase in processing rates are the main reasons for the reduction in the cash costs per ounce.

The following table sets out management’s forecasts for Huaron in 2007 and historical production and cost data:

Huaron	2007 Forecast	2006	2005	2004

Tonnes Milled	719,000	693,285	639,849	635,845

Silver ounces	3,860,000	3,664,660	3,690,786	4,080,737
Zinc tonnes	12,700	11,735	11,701	15,041
Lead tonnes	7,900	6,858	6,774	10,569
Copper tonnes	1,300	1,603	1,689	1,754
Gold ounces	1,100	1,832	1,113	339
Tonnes Shipped
Zinc concentrate	25,546	24,975	23,110	34,314
Lead concentrate	15,642	17,002	16,162	20,253
Copper concentrate	6,052	6,716	7,470	7,030

Cash cost per ounce	$3.26	$2.41	$5.08	$3.79
Non-cash cost per ounce	$1.22	$1.30	$1.21	$1.26
Total Cost per ounce	$4.48	$3.71	$6.30	$5.05
Silver production at Huaron in 2006 was within 1 per cent of management’s forecasts, however lower than expected base metal grades and recoveries resulted in lower than expected zinc and lead production by 9 per cent and 14 per cent, respectively. Huaron’s cash cost per ounce in 2006 was expected to be $4.70. Despite lower than expected base metal production, by-product credits were higher than expected due to stronger base metal prices and resulted in actual cash cost of $2.41 per ounce.
In 2007, Huaron plans to increase processing rates by 4 per cent over 2006 rates. Silver grades are expected to be similar to those in 2006, resulting in a 5 per cent increase in expected silver production. Higher zinc and lead grades are expected to result in increased zinc production of 9 per cent and lead production of 15 per cent in 2007. Cash costs per ounce in 2007 are expected to increase to $3.26 from $2.41 in 2006, due mainly to lower base metal by-product credits resulting from lower base metal price assumptions relative to 2006 actual prices.
Significant capital spending is expected to continue at Huaron in 2007 as the mine continues with the underground development program that was started in 2006, which is necessary to mine below the current workings. The total capital budget for 2007 at Huaron is $12.3 million. Major components of the mine capital budget are for ventilation improvements, deepening and development and for the reconditioning of a shaft. The capital budget also includes the construction of a backfill plant and a tailings dam raise.
Quiruvilca Mine
Quiruvilca produced 6 per cent less silver ounces and 8 per cent less base metal tonnes in 2006 compared to 2005, due to the fact that ore grades were lower, partially offset by slightly higher tonnage milled. However, due to higher than expected by-product credits, Quiruvilca was able to reduce its cash cost per ounce by 101 per cent, from $4.07 in 2005 to a negative $0.04 in 2006. The mine generated $25.4 million and $6.1 million in mine operating earnings in 2006 and 2005, respectively.

The following table sets out management’s forecasts for Quiruvilca in 2007 and historical production and cost data:

Quiruvilca	2007 Forecast	2006	2005	2004

Tonnes Milled	376,400	370,115	362,192	381,237

Silver ounces	1,900,000	2,105,475	2,234,565	2,530,869
Zinc tonnes	9,400	8,712	9,697	11,709
Lead tonnes	2,600	2,574	2,761	3,803
Copper tonnes	1,300	1,345	1,307	1,081
Gold ounces	1,200	1,106	1,289	1,305
Tonnes Shipped
Zinc concentrate	16,758	15,949	17,921	19,657
Lead concentrate	4,726	6,373	3,226	11,048
Copper concentrate	6,346	6,706	6,681	6,268

Cash cost per ounce	$2.21	$(0.04)	$4.07	$3.75
Non-cash cost per ounce	$1.65	$1.28	$0.56	$0.28
Total Cost per ounce	$3.86	$1.25	$4.63	$4.03
Quiruvilca’s silver production exceeded management’s forecasts in 2006 by 4 per cent primarily because tonnes milled and silver ore grades were slightly higher than expected. Zinc and lead production in 2006 fell 21 per cent and 18 per cent below management’s forecast, respectively, due to significantly lower base metal ore grades and zinc recoveries. Despite lower than forecast base metal production in 2006, actual cash cost per ounce were negative $0.04 per ounce compared to forecast cash cost of $4.30 per ounce due to realizing higher than expected prices for its base metal production.
Although tonnes processed are expected to increase by 2 per cent in 2007, silver production is expected to decline by approximately 10 per cent due to lower ore grades. Zinc production is expected to increase by 8 per cent while lead and copper production is not expected to change. Cash costs per ounce are projected to increase to $2.21 at Quiruvilca due to lower silver production, lower by-product credits, and higher operating costs of labour and electricity.
A total of $4.5 million in capital is planned for 2007, primarily to continue development of the mine down to the 400 level. An additional $0.3 million is also planned for reclamation expenditures at Quiruvilca.
La Colorada Mine
Silver production at La Colorada increased by 13 per cent in 2006 relative to 2005 production due to a 10 per cent increase in tonnes milled combined with improvements in ore grades and recoveries. Notwithstanding a 15 per cent increase in cash costs per ounce in 2006, higher silver prices resulted in La Colorada generating mine operating earnings of $10.6 million in 2006 compared to mine operating losses of $1.3 million in 2005.

The following table sets out management’s forecasts for La Colorada in 2007 and historical production and cost data:

La Colorada	2007 Forecast	2006	2005	2004

Tonnes Milled	291,622	233,743	211,854	171,155
Silver ounces	3,820,000	3,493,995	3,094,301	2,036,075
Zinc tonnes	600	0	0	122
Lead tonnes	500	153	0	136
Gold ounces	2,400	3,501	3,375	2,428

Cash cost per ounce	$6.82	$6.49	$5.63	6.26
Non-cash cost per ounce	$1.79	$1.80	$1.90	1.91
Total Cost per ounce	$8.61	$8.29	$7.52	8.17
As a result of a delay in the restarting of the sulphide operation at La Colorada, the mine processed fewer tonnes in 2006 than management had forecasted and, as a consequence, actual silver production fell short of forecast by 14 per cent. Production from the sulphide operation commenced in the third quarter compared to management’s expectation of April 2006, leading to a 0.5 million ounce shortfall compared to management’s silver production forecast for 2006. Actual cash costs of $6.49 per ounce were 19 per cent higher than management’s forecast due to wide spread cost escalations and the fact that La Colorada is a nearly pure silver mine and thus realizes only minor by-product credits.
The combined sulphide and oxide plant throughput in 2007 is expected to result in a 25 per cent increase in tonnes milled. Higher mill tonnage, partially offset by lower expected silver grades, is the primary reason for the expected increase in silver production of 0.4 million ounces over 2006 production. A full year of production from the sulphide plant is also expected to contribute increased zinc and lead production in 2007.
Operating costs per tonne in 2007 are expected to remain similar to 2006’s operating costs per tonne, with the cost benefits of higher throughput being offset by cost escalations. Cash costs per ounce are expected to increase by 5 per cent from 2006’s cash costs per ounce as a result of processing lower silver grades, marginally offset by slightly higher by-product credits.
Capital expenditures at La Colorada in 2007 are expected to be $8.0 million, comprised mostly of expenditures with the objectives of reducing future operating costs (power line construction) and extending the economic life of the mine (reserve definition drilling, phased tailings dam raise and development of the Amolillo area).
Alamo Dorado
In 2007, Alamo Dorado, which is Pan American’s only open-pit mine, is expected to achieve commercial production in the second quarter and to produce approximately 4.3 million ounces of silver and almost 15,000 ounces of gold in its first year of production. To achieve these production levels, the plant is expected to run at its design capacity of 4,000 tonnes per day, processing ore with average grades of 110 grams per tonne of silver and 0.36 grams per tonne of gold at recoveries of approximately 90 per cent for silver and gold using an estimated waste/ore strip ratio of 1.23 to 1. To date, the plant has not yet operated at its design capacity on a consistent basis.

The following is a table showing management’s forecast production and cost information for 2007:

Alamo	2007 Forecast

Tonnes Milled	1,384,000
Silver ounces	4,250,000
Gold ounces	14,700

Cash cost per ounce	$3.27
Non-cash cost per ounce	$4.16
Total Cost per ounce	$7.43
Cash costs per ounce are expected to be $3.27, while a relatively high depreciation charge is expected to add another $4.16 per ounce, for a total cost per ounce of $7.43 in 2007. Alamo Dorado is expected to generate operating cash flow of $29.1 million in 2007. Capital expenditures are expected to be $1.2 million, primarily for plant modifications and fire system enhancements.
Pyrite Stockpiles
In 2006, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, decreased by 6 per cent compared to the tonnage purchased in 2005. The average grade of the pyrite material sold also declined in 2006, resulting in an 18 per cent decrease in silver production from the Pyrite Stockpiles. Our agreement with Peruvian mining company, Minera Volcan S.A. (“Volcan”) entitles Volcan to a one-third interest in net operating cash flow from the Pyrite Stockpiles operation, beginning in December 2004, which was the reason for the increased cash cost per ounce in 2005. As a direct result of Volcan’s interest, the higher the price of silver, the higher the cash cost per ounce at the Pyrite Stockpiles operation. Since the average silver price in 2006 was higher than in 2005, and also exceeded management’s expectations, the actual cost per ounce of $3.17 exceeded 2005 costs per ounce of $1.82 and management’s forecast of $1.78 per ounce. The Pyrite Stockpiles generated mine operating earnings in 2006 and 2005 of $2.8 million and $1.6 million, respectively.
The following is a table showing historic and forecast production and cost information:

Pyrite Stockpiles	2007 Forecast	2006	2005	2004

Tonnes Sold	60,000	58,016	61,499	79,451
Silver ounces	580,000	566,383	692,381	961,869

Cash cost per ounce	$2.51	$3.17	$1.82	$0.19
Non-cash cost per ounce	$0.00	$0.00	$0.00	$0.00
Total Cost per ounce	$2.51	$3.17	$1.82	$0.19
In 2007, management expects a slight increase in the tonnes of ore that will be sold to Doe Run Peru, with cash costs per ounce dropping to $2.51, based on our forecast silver price.
San Vicente Mine
Pan American has been developing the San Vicente mine in Bolivia under agreements with Comibol and EMUSA since December 2001. Based on the expenditures made during the small scale mining operations and feasibility work, EMUSA has earned a 40 per cent interest in the mine, trading company, Trafigura AG owns a 5 per cent interest, with Pan American retaining the other 55 per cent.

San Vicente contributed 264,573 ounces of silver to Pan American’s account during 2006, compared to 80,991 ounces contributed in 2005, and in line with management’s expectation of 278,698 ounces for 2006. Cash costs per ounce of $3.49 were also close to management’s forecast of $3.50. San Vicente generated mine operating earnings in 2006 and 2005 of $2.9 million and $0.5 million, respectively.
The following is a table showing Pan American’s share of historic and forecast production and cost information. In 2004, the mine was operated by EMUSA and the Company accounted for its interest in San Vicente as an investment for that period.

San Vicente	2007 Forecast	2006	2005

Tonnes Milled	58,218	29,618	10,109
Silver ounces	530,000	264,573	80,991
Zinc tonnes	1,800	805	334
Copper tonnes	100	52	10

Cash cost per ounce	$3.77	$3.49	$1.24
Non-cash cost per ounce	$0.54	$0.28	$0.00
Total Cost per ounce	$4.30	$3.78	$1.24
In 2007, Pan American expects to continue a small-scale operation, which will utilize a mill owned by EMUSA while the Company completes the detailed engineering required for the construction of a 600 tonne per day plant located on the San Vicente mine site. Should the Pan American Board of Directors approve the expansion of San Vicente, the Company’s share of capital expenditures is expected to be $14.4 million required in 2007, with a further $8.1 million expected in 2008. Conditional approval of the plant construction and mine expansion capital has been received from Pan American’s Board of Directors, pending further clarification of the economic implication of the recent changes to the tax regime in Bolivia.
Cash and Total Costs per Ounce of Silver (Non-GAAP Measures)
Taking effect from the first quarter of 2005, the Company changed its method for calculating cash and total costs per ounce of silver. In the past, these calculations were based on produced ounces; however, the Company now calculates its cash and total costs per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. Throughout this MD&A, costs per ounce for 2004 have been recalculated on the same basis to ensure that the comparables are consistent with this new method.
The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2006, 2005, and 2004.

Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)		2006	2005	2004

Cost of Sales		$124,608	$87,648	$69,162
Add / (Subtract)
Smelting, refining, & transportation charges		69,394	37,736	26,948
By-product credits		(168,639)	(78,025)	(54,911)
Mining royalties		5,269	1,615	484
Worker’s participation		(9,250)	(1,243)	(998)
Change in inventories		(2,016)	1,975	(553)
Other		2,634	1,395	1,696
Minority interest adjustment		586	(1,018)	(1,091)

Cash Operating Costs	A	22,587	50,082	40,737
Add / (Subtract) Depreciation & amortization		17,520	13,095	10,869
Asset retirement & reclamation		2,457	2,329	1,315
Change in inventories		(1,455)	943	(56)
Other		(125)	(360)	(612)
Minority interest adjustment		(652)	(632)	(386)

Total Costs	B	$40,332	$65,458	$51,867

Payable Silver Production (‘000 of oz.)	C	11,922	11,436	9,781

Cash Costs per ounce	A/C	$1.89	$4.38	$4.17
Total Costs per ounce	B/C	$3.38	$5.72	$5.30

Liquidity and Capital Resources
Cash plus short-term investments balance at December 31, 2006 was $171.9 million, which was an increase of $116.6 million from the balance at December 31, 2005. This increase in liquidity resulted from cash generated from financing activities of $145.9 million plus cash generated by operating activities of $65.9 million, which was partially offset by $96.4 million used for investments in mineral property, plant and equipment.
Operating activities generated $65.9 million in 2006, which was significantly higher than the $10.8 million generated by operations in 2005. The stronger operating cash flow was primarily a result of improved mine operating earnings in 2006, while changes in working capital items absorbed $2.8 million in 2006 compared to $3.4 million in 2005.
Improved mine operating earnings were also the primary contributing factor for the stronger cash generated by operating activities in Q4 of 2006 of $13.4 million compared to $2.3 million in the comparable quarter of 2005.
Financing activities in 2006 included the issuance of shares for a net $142.3 million and the proceeds from the exercise of stock options of $3.6 million. Financing activities in 2005 included the issuance of shares for cash of $6.4 million and a net repayment of short term concentrate advances of $0.7 million.
A total of $0.6 million was generated from the exercise of stock options in Q4 of 2006 while $3.6 million was generated from the same source in Q4 of 2005.
Investing activities in 2006 consisted primarily of construction expenditures at Alamo Dorado of $46.4 million and Manantial Espejo of $20.2 million. In addition, significant investments in property, plant, and equipment were made at Morococha, La Colorada, Huaron, and Quiruvilca where $10.5 million, $7.9 million, $5.6 million, and $1.5 million were spent, respectively. The Company also invested $4.3 million into upgrading infrastructure, equipment orders and engineering services at San Vicente in preparation for the possible expansion. Included in investing activities in 2006 was the purchase of $65.6 million of short-term bonds as part of the Company’s cash management policy. Investing activities in 2005 consisted of construction expenditures at Alamo Dorado of $35.5 million, and capital expenditures at our mining operations totaling $24.1 million. Included in investing activities in 2005 was the liquidation of $44.1 million of the Company’s short-term bond portfolio and other investments.
Investing activities in Q4 of 2006 used $6.0 million (Q4 of 2005 provided $0.9 million) comprised of investments in property, plant, and equipment of $25.1 million (Q4 of 2005: $18.9 million) partially funded by the sale of $17.1 million (Q4 of 2005: $20.7 million) from the Company’s bond portfolio and from the receipt of $2 million from the sale of our interest in Dukat.
Operating activities in 2004 generated cash flow of $3.1 million, while financing activities included the issuance of shares for net proceeds of $62.3 million, the prepayment of bank loans of $13.3 million, prepaid interest on the Debentures of $11.2 million pursuant to the terms of the early conversion offer, and Debenture interest payments of $2.4 million. Investing activities in 2004 included investments in mineral property, plant, and equipment, including the purchase of Morococha of $53.3 million plus the proceeds from the sale of our interest in Dukat and surplus land at Quiruvilca of $23.7 million and the sale of short-term investments of $5.1 million.
Working capital at December 31, 2006 was $204.6 million, an increase of $129 million from the prior year-end’s working capital of $74.8 million. The increase in working capital was mainly due to a $116.6 million increase in cash plus short-term investments, a $38.6 million increase in accounts receivable, and a $5.5 million increase in inventories, partially off-set by increases in current liabilities totaling $38.1 million. The increase in accounts receivable and inventories is mostly a result of the higher metal price environment that prevailed at the end of 2006 compared to a year earlier. Accounts receivable includes an amount of $8 million pursuant to the sales terms of our interest in Dukat (2005: $2 million). The increase in current liabilities is primarily a result of significantly higher taxes payable in Peru and an increase in accounts payable.
Working capital at December 31, 2005 was $74.8 million, a reduction of $35.2 million from the prior year-end’s working capital of $110 million. The reduction in working capital was due to the $42.8 million decrease in cash and cash equivalents plus short-term investments and an increase in current liabilities of $1.1 million, partially off-set by increases in accounts receivables, inventories, prepaids, and derivative assets totaling $8.7 million.
Capital resources at December 31, 2006 amounted to shareholders’ equity of $512.0 million (2005: $257.3 million). At the date of this MD&A, the Company had issued 76,349,961 shares.
Pan American plans capital expenditures of up to $145.5 million in 2007, split between development capital of $106.1 million and sustaining capital of $ 39.4 million. Development capital consists of $91.6 million on the construction of Manantial Espejo and potentially an additional $14.4 million for the expansion and development of San Vicente. The expenditures at San Vicente are dependent on Pan American’s Board of Directors approval and the approval of the minority shareholder, both of which are pending further clarification of the recent tax increases being proposed in Bolivia. The majority of the sustaining capital is planned for Morococha with a capital budget of $13.5 million, while Huaron, La Colorada, Quiruvilca, and Alamo Dorado have capital budgets of $12.3 million, $8.0 million, $4.5 million, and $1.2 million, respectively. Please refer to the “Operating Performance” section of this MD&A for a more detailed description of the capital expenditures planned for each mine in 2007.
In the opinion of management, based on the Company’s financial position at December 31, 2006 and the $75.5 million of operating cash flows that are expected in 2007, the Company’s liquid assets are sufficient to discharge liabilities as they come due and to fund planned project development and sustaining capital expenditures in 2007.
While the Company expects that the industry-wide capital and operating cost escalation experienced over the last several years will continue to be a key challenge in 2007, the impact of inflation is not expected to have a material effect on the Company’s financial position, operational performance, or cash flows over the next twelve months.
The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes. The Company had the following contractual obligations at the end of 2006:

Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years

Capital Lease Obligations	$748	$452	$296
Purchase Obligations (1)	18,600	10,032	8,568

Total contractual obligations	$19,348	$10,484	$8,867

(1)	Contract commitments for construction materials for the Manantial Espejo project existing at December 31, 2006, which will be incurred during 2007 and 2008.

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period. Management has identified (i) Mineral property, plant, and equipment, Construction in progress and Investments in non-producing property (ii) Future income tax provision, (iii) Provision for reclamation and closure, (iv) Stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.
Mineral property, plant and equipment, Construction in progress and Investment in non-producing properties are the most significant assets of the Company, representing assets in aggregate of $405.1 million at December 31, 2006. This amount represents the capitalized expenditures related to the acquisition, exploration, construction and development of mineral deposits. Construction costs on development projects are capitalized until the mine is substantially complete and ready for production. The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense. Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations. These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows. Future cash flows are estimated based on production, metal prices, capital and operating costs. Where those estimated cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value. No impairments were recorded in 2006, based on impairment analyses using an average silver price of $9.00, which is consistent with the long-term silver price assumption utilized by the Company for the estimate of reserves and resources. In 2005, the Company wrote-down the asset carrying value of the La Colorada mine by $29.7 million to $23.3 million. Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty. If silver prices fall below $9.00 per ounce or some of the other assumptions prove inaccurate, material asset impairment charges may be required in the future.
The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it estimates will, more likely than not, fail to be realized. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. Accordingly, at December 31, 2006 the expected present value of future site restoration costs for the La Colorada, Morococha, Huaron, and Quiruvilca mines, Alamo Dorado and Manantial Espejo projects were estimated using an average discount rate of 6.5 per cent at $44.3 million (2005 — $39.4 million). This estimate was increased in 2006 primarily as a result of accretion of the liability of $2.5 million, the recognition of an additional $3.1 million liability at Alamo Dorado and $0.8 million related to the construction of Manantial Espejo. The reclamation provision was reduced in 2006 by $1.2 million of closure expenditures. In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of approximately $2.5 million and the annual accretion of the liability for future site restoration costs of approximately $2.5 million.
Pan American estimates expenses related to stock-based compensation on the fair value method of accounting. Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet. The Company reviewed its accounting practices with respect to options that had been awarded in prior years. As a result of this review, the Company determined that it had been incorrectly measuring the associated accounting expense on the date that stock options were granted to an employee, rather than on the later of (i) the date that such option awards were approved by the Board of Directors or (ii) the date that the employee commenced employment services. Consequently, the Company recognized a charge of $0.6 million against 2006 income which related to the re-measurement of the expense of stock options awarded in 2002 to 2004. In 2006, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends were paid, a weighted average volatility of the Company’s share price of 36 per cent, a weighted average annual risk free rate of 3.85 per cent and an expected life of 2.25 years. The resulting weighted average option valuation was $5.12 per share for a total expense related to stock options in 2006 of $2.5 million (2005 — $1.5 million, 2004 — $2.2 million). The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships (“AcG-13”). AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting. In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing Mexican pesos with US dollars, and its silver fixing contracts do not qualify for hedge accounting under AcG-13. As a result, Pan American restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004. Pan American is now required to recognize mark-to-market valuations of its open forward contract positions through its income at the end of each period. In the past, Pan American had recognized gains, losses, sales, and expenses from its forward contracts in its income only in the period in which they settled.

Risks and Uncertainties
Metal Price Risk
Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The following pie graphs reflect the respective contribution to Pan American’s consolidated sales from the various metals it produces and by operation, according to the 2007 budget.

Sales by Metal:	Sales by Operation:

The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. The following table illustrates the effect of changes in silver and zinc prices on anticipated sales for 2007:

	Net Revenue
	Zinc Price
		$1,500	$ 2,000	$ 2,500	$ 3,000	$ 3,500	$ 4,000	$ 4,500
	$7.00	$184,153	$195,515	$206,877	$218,239	$229,602	$240,964		$252,326
	$8.00	$201,123	$212,485	$223,847	$235,209	$246,572	$257,934		$269,296
	$9.00	$218,093	$229,455	$240,817	$252,179	$263,542	$274,904		$286,266
Silver Price	$10.00	$235,063	$246,425	$257,787	$269,149	$280,512	$291,874		$303,236
	$11.00	$252,033	$263,395	$274,757	$286,120	$297,482	$308,844		$320,206
	$12.00	$269,003	$280,365	$291,727	$303,090	$314,452	$325,814		$337,176
	$13.00	$285,973	$297,335	$308,697	$320,060	$331,422	$342,784		$354,146
	$14.00	$302,943	$314,305	$325,667	$337,030	$348,392	$359,754		$371,116

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.
Pan American has in the past mitigated the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts. At December 31, 2006 and at the date of this MD&A, the Company had no open base metal forward positions and is thus fully exposed to fluctuations in the price of the base metals it produces. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
Since base metal sales are treated as a by-product credit for the purposes of calculating cash costs per ounce of silver, this non-gaap measure is highly sensitive to base metal prices. The table below illustrates this point by plotting the expected cash cost per ounce according to the 2007 budget against various price assumptions for the Company’s two main by-product credits, zinc and copper.

Zinc Prices
		$1,500	$2,000	$2,500	$3,000	$3,500	$4,000	$4,500

	$2,000	$5.57	$4.94	$4.31	$3.68	$3.06	$2.43	$1.80
	$3,000	$5.35	$4.72	$4.10	$3.47	$2.84	$2.21	$1.59
	$4,000	$5.14	$4.51	$3.88	$3.26	$2.63	$2.00	$1.37
Copper Prices	$5,000	$4.93	$4.30	$3.67	$3.04	$2.42	$1.79	$1.16
	$6,000	$4.71	$4.09	$3.46	$2.83	$2.20	$1.58	$0.95
	$7,000	$4.50	$3.88	$3.25	$2.62	$1.99	$1.36	$0.74
	$8,000	$4.29	$3.66	$3.04	$2.41	$1.78	$1.15	$0.53

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha and San Vicente mines. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company locks in the spot price of silver during the month that the silver-bearing concentrates are produced. At December 31, 2006 the Company had fixed the price of 900,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2007 under the Company’s concentrate contracts. The price fixed for these ounces averaged $13.10 per ounce while the spot price of silver was $12.90 per ounce on December 31, 2006.
Silver doré production from La Colorada and Alamo Dorado is refined under long term agreements with fixed refining terms. The refined silver is sold in the spot market to various bullion trading banks. The Company has never had any delivery or payment disputes with its customers and management believes that there is no appreciable delivery or credit risk resulting from its sales contracts.
The Company maintains trading facilities with several banks for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.
Exchange Rate Risk
Pan American reports its financial statements in US dollars (“USD”); however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. In order to mitigate this exposure, from time to time the Company has purchased Peruvian soles, Mexican pesos and Canadian dollars to match anticipated spending. At December 31, 2006, the Company did not have any open currency forward positions.

Political and Country Risk
As shown by the “Sales by Operation” pie graph above, Pan American currently conducts operations in Peru, Mexico and Bolivia. The Company also has a development property in Argentina. In 2007, approximately 62 per cent of the Company’s sales are expected to be generated in Peru, while the Company’s operations in Mexico and Bolivia are expected to generate 34 per cent and 4 per cent of 2007 sales respectively. All of these jurisdictions are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.
Environmental Risks
Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.
Failure to comply with applicable environmental health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American’s business, results of operations or financial condition.
Employee Relations
Pan American’s business depends on good relations with its employees. At December 31, 2006 the Company employed approximately 6,060 employees and the employees of mining contractors, of which approximately 278 were represented by unions in Peru and a further 230 by a union in Bolivia. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to Note 16 Commitments and Contingencies of the audited consolidated financial statements for further information.

Controls and Procedures
Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
As of December 31, 2006 the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Changes in Internal Controls over Financial Reporting
There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
(1)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and dispositions of Pan American’s assets
(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors
(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, Pan American’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2006.
Management’s assessment of the effectiveness of internal control over financial reporting as at December 31, 2006, has been audited by Deloitte & Touche LLP, our Independent Registered Chartered Accountants, who also audited Pan American’s Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of Pan American’s internal control over financial reporting and an unqualified opinion on the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2006.

Outlook
During 2007, the Company plans to continue on its established growth trend by commissioning Alamo Dorado into production, by advancing the construction of Manantial Espejo and by completing the detailed engineering required for the expansion of operations at San Vicente. In addition to these properties, management believes there is significant exploration potential at its existing Peruvian operations, especially at Morococha.
Development Projects
At Manantial Espejo, total project expenditures in 2006 were $23.5 million inclusive of reimbursable VAT tax payments. Total commitments made by the end of 2006 were $42.1 million, primarily for the grinding equipment, EPCM agreement, and underground and open pit mine equipment.
Underground portal excavations are complete for the two main underground zones and the main ramp had advanced a total of 108 meters by year end. Topsoil stripping activities have commenced for the open-pit mine. The plant site area excavations were completed during December and tailings dam material preparation and site power distribution construction contracts along with the temporary 400 person construction camp supply and catering contracts were awarded. All of these contractors were mobilized during January and into early February 2007. Final architectural designs have been received for the site ancillary buildings as well as for the tailings facility and bid packages have been sent out to local contractors. Six water well installations were completed with capacity for an estimated 45 to 60 litres per second flow rate, which is sufficient to supply the needs of the mine dewatering, construction and mine operating activities.
In December 2006, Pan American’s Argentine subsidiary received an award at the Argentine Gold Conference in Buenos Aires in recognition of its successful community relations program during the permitting and early construction period.
An updated feasibility study for the plant construction and mine expansion at San Vicente in Bolivia was completed in December 2006. The required permitting fieldwork was completed by year end, the preliminary assessment and environmental impact assessment preparations are well underway and detailed engineering work is progressing. Conditional approval of the plant construction and mine expansion capital has been received from Pan American’s Board of Directors, pending further clarification of the economic implication of the recent changes to the tax regime in Bolivia.
At Morococha, a project manager for the plant expansion project has been appointed. Several different flow sheet alternatives are being considered with the services of several engineering companies. Additional detailed metallurgical testing will be needed to determine the optimum circuit configuration for the Morococha ores, which will be conducted during 2007.
Metal Markets
Prices for the metals that the Company produces have been robust for the last three years, after several years of prolonged weakness. Factors contributing to the recovery in metal prices include demand resulting from the strong global industrial growth, particularly in China and India, increased investment demand, weakness in the US dollar, and supply concerns due to under-investment in new production capacity. The Company anticipates that these factors will continue to support prices during 2007 and that the long-term fundamentals for metal prices are positive.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.
STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Document No. 3
Consolidated Financial Statements
for the Year Ended December 31, 2006

Management’s Responsibility for Financial Reporting
The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.
In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.
The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.
Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer
March 21, 2007

Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Pan American’s assets
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Pan American receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American assets that could have a material effect on Pan American’s financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Pan American’s internal controls over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that as of December 31, 2006, Pan American’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Pan American’s internal control over financial reporting as at December 31, 2006.
Management’s assessment of the effectiveness of Pan American’s internal controls over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Pan American’s Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of Pan American’s internal control over financial reporting and an unqualified opinion on the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2006.

Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer
March 21, 2007

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Pan American Silver Corp.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Pan American Silver Corp. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of

December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated March 21, 2007 expressed an unqualified opinion on those financial statements.
Independent Registered Chartered Accountants
Vancouver, Canada
March 21, 2007

Deloitte&Touche LLP
2800-1055 Dunsmuir Street
4 Bentall Centre
P.O Box 49279
Vancouver BC V7X 1P4
Canada

Tel:604-669-4466
Fax:604-685-0395
www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Pan American Silver Corp.
We have audited the accompanying consolidated balance sheets of Pan American Silver Corp. and subsidiaries (the Company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the years ended December 31, 2005 and December 31, 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Vancouver, Canada
March 21, 2007

Member of
Deloitte Touche Tohmatsu

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31
(In thousands of U.S. dollars)

	2006	2005

Assets
Current
Cash	$80,347	$29,291
Short-term investments	91,601	26,031
Accounts receivable, net of $Nil provision for doubtful accounts (2005 - $Nil)	65,971	27,342
Inventories (Note 4)	22,216	16,667
Unrealized gain on commodity and foreign currency contracts	186	863
Future income taxes (Note 17)	6,670	—
Prepaid expenses	3,106	1,935

Total Current Assets	270,097	102,129

Mineral property, plant and equipment, net (Note 5)	112,993	99,815
Construction in progress (Note 6)	104,037	34,306
Investment in non-producing properties (Note 6)	188,107	123,259
Direct smelting ore (Note 4)	1,831	2,236
Future tax asset	500	—
Other assets (Note 7)	2,430	535

Total Assets	$679,995	$362,280

Liabilities
Current
Accounts payable and accrued liabilities (Note 8)	$40,095	$21,886
Taxes payable	23,187	447
Unrealized loss on commodity contracts	—	4,810
Other current liabilities	2,199	223

Total Current Liabilities	65,481	27,366

Liability component of convertible debentures (Note 9)	—	126
Provision for asset retirement obligation and reclamation (Note 10)	44,309	39,378
Future income taxes (Note 17)	48,499	32,396
Other liabilities and provisions	—	1,894
Non-controlling interest	9,680	3,798

Total Liabilities	167,969	104,958

Shareholders’ Equity
Share capital (Note 11)
Authorized: 100,000,000 common shares of no par value Issued and outstanding:
December 31, 2006 – 76,195,426 common shares December 31, 2005 – 67,564,903 common shares	584,769	388,830
Equity component of convertible debentures (Note 9)	—	762
Additional paid in capital	14,485	13,117
Deficit	(87,228)	(145,387)

Total Shareholders’ Equity	512,026	257,322

Total Liabilities and Shareholders’ Equity	$679,995	$362,280

APPROVED BY THE BOARD

Ross J. Beaty, Director	Geoff A. Burns, Director
See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2006, 2005 and 2004
(in thousands of US Dollars, except for per share amounts)

	2006	2005	2004

Sales	$255,447	$122,401	$94,825
Cost of sales	124,608	87,648	69,162
Depreciation and amortization	17,520	13,095	10,869

Mine operating earnings	113,319	21,658	14,794

General and administrative	9,172	6,936	6,241
Exploration	8,040	3,697	3,838
Asset retirement and reclamation	2,457	2,329	1,315
Write-down of mining assets	—	29,666	2,460

Operating earnings (loss)	93,650	(20,970)	940
Investment and other income	6,034	2,885	2,472
Foreign exchange loss	(799)	(236)	(134)
Interest and financing expenses	(573)	(494)	(898)
Premium on early retirement of debentures	—	—	(1,364)
Loss on commodity and currency contracts (net of gains)	(18,328)	(8,196)	(6,617)
Gain on sale of assets	7,483	2,556	23,747

Net earnings (loss) before non-controlling interest and taxes	87,467	(24,455)	18,146
Non-controlling interest	(3,777)	(854)	(179)
Income tax provision (Note 17)	(25,484)	(3,285)	(2,753)

Net income (loss) for the year	$58,206	$(28,594)	$15,214

Attributable to common shareholders:

Net income (loss) for the year	$58,206	$(28,594)	$15,214
Accretion of convertible debentures	(47)	(129)	(2,871)
Early conversion premium on convertible debentures	—	—	(8,464)

Net income (loss) for the year attributable to common shareholders	$58,159	$(28,723)	$3,879

Earnings (loss) per share (Note 12)

Basic income (loss) per share	$0.79	$(0.43)	$0.06
Diluted income (loss) per share	$0.76	$(0.43)	$0.06

Weighted average shares outstanding:
Basic	73,628	67,042	63,169
Diluted	76,152	67,042	65,268
See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2006, 2005, 2004
(in thousands of US dollars, except for amounts of shares)

				Additional
	Common Shares		Convertible	Paid in
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	—	(3,965)	—	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	—	—	—	1,965
Stock-based compensation on stock options	—	—	—	2,189	—	2,189
Issued for cash, net of issue costs	3,333,333	54,820	—	—	—	54,820
Accretion of convertible debentures	—	—	2,871	—	(2,871)	—
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	—	(8,464)	11,513
Issued as compensation	16,624	245	—	—	—	245
Net income for the year	—	—	—	—	15,214	15,214

Balance, December 31, 2004	66,835,378	380,571	633	10,976	(116,664)	275,516
Issued on the exercise of stock options	693,933	7,751	—	(1,403)	—	6,348
Issued on the exercise of share purchase warrants	1,320	18	—	(5)	—	13
Stock-based compensation on stock options	—	—	—	1,460	—	1,460
Warrants issued to settle obligation	—	—	—	2,100	—	2,100
Accretion of convertible debentures	—	—	129	—	(129)	—
Other	—	—	—	(11)	—	(11)
Issued as compensation	34,272	490	—	—	—	490
Net loss for the year	—	—	—	—	(28,594)	(28,594)

Balance, December 31, 2005	67,564,903	388,830	762	13,117	(145,387)	257,322
Issued on the exercise of stock options	275,358	4,477	—	(1,120)	—	3,357
Issued on the exercise of share purchase warrants	23,970	310	—	(56)	—	254
Issued on the conversion of convertible debentures	73,557	881	(793)	—	—	88
Issued as compensation	26,231	559	—	70	—	629
Issued to acquire mineral interests	1,950,000	47,381	—	—	—	47,381
Issued for cash, net of issue costs	6,281,407	142,331	—	—	—	142,331
Accretion of convertible debentures	—	—	47	—	(47)	—
Stock-based compensation on options granted	—	—	—	2,474	—	2,474
Repurchase convertible debentures	—	—	(16)	—	—	(16)
Net income for the year	—	—	—	—	58,206	58,206

Balance, December 31, 2006	76,195,426	$584,769	$—	$14,485	$(87,228)	$512,026

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	2006	2005	2004

Operating activities
Net income(loss) for the year	$58,206	$(28,594)	$15,214
Reclamation expenditures	(1,172)	(1,528)	(1,347)
Items not affecting cash;
Depreciation and amortization	17,520	13,095	10,869
Future income taxes	(3,343)	(816)	31
Asset retirement and reclamation accretion	2,457	2,329	1,315
Non-controlling interest	3,777	854	179
Debt settlement expenses	—	—	1,208
Write-down of mining assets	—	29,666	2,460
Interest accretion on the convertible debentures	8	2	366
Stock-based compensation	2,943	1,950	2,189
Unrealized (gain) loss on commodity and currency contracts	(4,125)	(268)	4,215
Gain on sale of assets	(7,483)	(2,556)	(23,747)
Changes in non-cash operating working capital (Note 13)	(2,889)	(3,371)	(9,819)

Cash generated by operations	65,899	10,763	3,133

Investing activities
Mining property, plant and equipment expenditures	(96,999)	(59,638)	(17,043)
Acquisition of net assets of subsidiary, net of cash (Note 3)	(168)	—	(36,214)
Proceeds from sale of assets (Note 6)	2,000	50	23,747
Proceeds from/(purchase of) short-term investments	(65,570)	44,100	5,147

Cash used in investing activities	(160,737)	(15,488)	(24,363)

Financing activities
Proceeds from issuance of common shares	153,611	6,361	62,437
Share issue costs	(7,669)	—	(180)
Convertible debentures payments	(48)	(38)	(13,565)
Repayment of short-term loans	—	(652)	(13,308)

Cash generated by financing activities	145,894	5,671	35,384

Increase in cash during the year	51,056	946	14,154
Cash, beginning of year	29,291	28,345	14,191

Cash, end of year	$80,347	$29,291	$28,345

Supplemental Cash Flow Information (Note 14)
Interest paid	$48	$38	$2,663

Taxes paid	$7,946	$5,249	$1,249

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
1. Nature of Operations
Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia, along with project development activities in Argentina, Mexico and Bolivia, and exploration activities throughout South America and Mexico.
2. Summary of Significant Accounting Policies
a) Basis of Presentation: The Company’s consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which the Company has an interest. The United States dollar is the principle currency of measure in all the Company’s operations. The Company prepares and files its consolidated financial statements in accordance with accounting principles generally accepted (GAAP) in Canada. Significant differences from United States generally accepted accounting principles are discussed in Note 20.
b) Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company and joint ventures, the most significant of which are presented in the following table:

					Operations and
		Ownership			Development Projects
Subsidiary	Location	interest		Status	Owned

Pan American Silver S.A. Mina Quiruvilca(2)	Peru	99.9%		Consolidated	Quiruvilca Mine/Huaron Mine
Compañía Minera Argentum S.A.	Peru	88.5%		Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%		Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%		Consolidated	Alamo Dorado Project
Compañía Minera PAS Bolivia S.A.	Bolivia	55%		Consolidated	San Vicente Project
Compañía Minera Triton S.A.	Argentina	100	%(1)	Consolidated	Manantial Espejo Project

(1)	The Company acquired the remaining 50% interest from the joint venture partner on April 10, 2006.

(2)	In January 2006, Pan American Silver S.A.C. merged with Compañia Minera Huaron S.A. to form Pan American Silver S.A. Mina Quiruvilca.
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
c) Measurement Uncertainty: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property plant and equipment, investments in non-producing properties, revenue recognition, stock based compensation, unrealized gains and losses on commodity and foreign currency contracts,

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
provisions for asset retirement obligation and reclamation, fair value of assets and liabilities acquired in a business combination, taxes and contingencies.
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
Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until the final settlement occurs, with changes in fair value classified as a component of revenue. Final sales are settled using smelter weights and final settlement assays (average of assays exchanged and/or umpire assay results).
     Third party smelting and refining costs are recorded as a reduction of revenue.
e) Derivatives and Trading Activities: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. The Company recognizes mark-to-market valuations on open derivative positions through income at the end of each period.
f) Cash: Cash includes cash in banks.
g) Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year. These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company minimizes its credit risk by investing its cash with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to its investments. Due to the short maturity, their carrying amounts approximate their fair value.
h) Inventories: Inventories include concentrate ore, doré, ore in stockpiles, processed silver and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
product held by refineries, and are also valued at lower of cost or net realizable value. The Company has a limited amount of finished silver at a minting operation where coins depicting Pan American Silver Corp’s emblem are stamped.
i) Mineral Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations. Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.
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
     Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.
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
k) Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.
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
m) Foreign Currency Translation: The Company’s functional currency is the US dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.
     The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.
n) Stock-based Compensation Plans: The Company issues common shares or grants options to purchase common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, with vesting periods determined at their sole discretion and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.
     The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”. Stock-based compensation expense is calculated using the Black-Scholes option pricing model or by using the market price of the Company’s stock.
o) Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using substantively

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.
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
     For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), from the beginning of the period (or at the time of issuance, if later).
q) Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.
r) Recently Released Canadian Accounting Standards: The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:
•	As of January 1, 2007, the Company is required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”, which were issued in January 2005. Under the new standards, comprehensive income has been introduced which will provide for certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside of net earnings. In addition, all financial instruments, including derivatives, are to be included in the Company’s Consolidated Balance Sheet and measured, in most cases, at fair values, and requirements for hedge accounting have been further clarified.

The Company does not expect the Financial Instruments and Hedges standards to have a material impact on its Consolidated Financial Statements as the Company currently uses mark-to market accounting for derivative instruments that do not qualify or are not designated as hedges. As a result of these new standards, the Company’s financial statement presentation will change to be similar to the presentation under the Unites States General Accepted Accounting Principles and Reporting included in Note 20.

•	As of January 1, 2007, the Company is required to adopt revised CICA Section 1506 “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard,

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company does not expect application of this revised standard to have a material impact on its Consolidated Financial Statements.

•	As of January 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its Consolidated Financial Statements.

•	As of January 1, 2008, the Company will be required to adopt CICA Section 1535 “Capital Disclosures”, which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its Consolidated Financial Statements.

•	In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.
3. Acquisitions of Mining Assets
Manantial Espejo (Minera Triton S.A.)
In April, 2006, Pan American completed the acquisition of a 50 percent interest in the Manantial Espejo project from Silver Standard Resources Inc. The transaction, gave the Company a 100 percent interest in Manantial Espejo. The purchase price was 1.95 million common shares of Pan American valued at approximately $47.5 million. The measurement of the purchase consideration was based on a Pan American common share price of $24.30, representing the average closing price on the NASDAQ Stock Exchange for the two days prior to, the day of, and two days after the public announcement of the purchase.
The acquisition was accounted for by the purchase method of accounting and the accounts of Minera Triton S.A. have been consolidated from April 1, 2006, which was the date the Company acquired effective control and ownership of the assets and liabilities of Minera Triton S.A.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
The allocation of the fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $45	$71
Plant and equipment	1,711
Mineral properties	57,201
Other	1,176

60,159
Less:
Accounts payable and accrued liabilities	(99)
Future income tax liability	(12,511)

Total purchase price	$47,549

Consideration paid is as follows:
Issue of Shares	$47,381
Acquisition costs	168

$47,549

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of Manantial Espejo exceeded the carrying value of the underlying assets for tax purposes by $32.9 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition. These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes. However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $12.5 million was also applied to increase the carrying value of the mineral properties.
Morococha (Compañía Minera Argentum S.A. (“Argentum”))
On August 26, 2004, the Company acquired an 86.5 per cent interest in the Morococha mine in central Peru, by way of a public offering for Argentum’s common shares through the Lima Stock Exchange and the simultaneous acquisition of Compañía Minera Navidad S.A. The Company purchased an additional 2.0 per cent interest by acquiring investment shares of Argentum. The total purchase price paid by the Company for its interest in the Morococha mine was $36.2 million, net of cash acquired of $0.7 million.
4. Inventories
Inventories consist of:

	December 31,
	2006	2005

Concentrate inventory	$3,558	$6,421
Direct smelting ore	2,278	2,687
Stockpile ore	3,760	497
Dore and finished inventory	3,352	3,101
Materials and supplies	11,099	6,197

	24,047	18,903
Less: non-current direct smelting ore	(1,831)	(2,236)

	$22,216	$16,667

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Under an agreement entered into in 2002 with Minera Volcan S.A. (“Volcan”), a Peruvian mining company, which is one of the largest silver producers in Cerro de Pasco mining district in Central Peru, relating to direct smelting ore, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles. The Company has sold from the time of purchase to the end of December 31, 2006, 284,616 tonnes leaving approximately 315,384 tonnes remaining, at a carrying value of $2.3 million classified as direct smelting ore. The consideration paid was $4.5 million and a one-third net operating cash flow interest, payable after the Company has recovered their $4.5 million of purchase price net of operating costs, deemed taxes and interest on the acquisition cost. For the year ended December 31, 2006, 2005 and 2004 the Company recorded a charge against income of $0.4 million, $0.7 million and $0.06 million relating to the operating cash flow interest, respectively.
Under a second agreement with Volcan, the Company has an option to acquire a 60 per cent interest in certain silver-bearing stockpiles by spending $2.0 million over a three-year period ending December 31, 2006. In the twelve-months following this three-year period, the Company may increase its interest to 100 per cent by paying Volcan $3.0 million and granting Volcan a 7.0 per cent royalty on commercial production from the stockpiles. The Company carries this right to the stockpiles at December 31, 2006 at $0.3 million. The Company exercised the option in December 2006. In January 2007, Volcan denied Pan American’s exercise of its option, on the basis that the original agreement between the parties was extinguished before an addenda extending the option was in place, that Pan American did not comply with its investment/expenditures obligations and that the addenda to the option was signed by an unauthorized representative. Pan American believes that the agreement, together with the addenda and other general agreement, is valid and enforceable, and that it has exercised its option as per the agreement between the parties. Pan American intends to seek arbitration to resolve the dispute between Pan American and Volcan regarding the option on the stockpiles. If Pan American is unsuccessful in the arbitration or is otherwise unable to resolve the dispute with Volcan, Pan American may lose its interest in the inferred resources.
The Company has not incurred additional expenditures pursuant to this agreement during the year ended December 31, 2006.
5. Mineral Property, Plant and Equipment
Mineral property, plant and equipment consist of:

	December 31, 2006			December 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Morococha mine, Peru	$46,631	$(9,778)	$36,853	$34,137	$(6,414)	$27,723
La Colorada mine, Mexico	34,618	(10,982)	23,636	23,529	—	23,529
Huaron mine, Peru	59,679	(18,951)	40,728	59,302	(19,537)	39,765
Quiruvilca mine, Peru	20,448	(15,524)	4,924	20,558	(14,460)	6,098
Alamo Dorado	1,356	(133)	1,223	—	—	—
San Vicente mine, Bolivia	3,717	(328)	3,389	363	(56)	307
Manantial Espejo	2,953	(1,284)	1,669	—	—	—
Other	1,179	(608)	571	3,213	(820)	2,393

TOTAL	$170,581	$(57,588)	$112,993	$141,102	$(41,287)	$99,815

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Major categories of depreciable and depletable assets consist of:

	2006	2005

Plant and equipment	$85,177	$64,935
Mineral properties and mine development	83,549	76,167
Capital lease (equipment)	1,855	—

	170,581	141,102
Less: Accumulated depletion and depreciation	(57,471)	(41,287)
Depreciation capitalized leases	(117)	—

	$112,993	$99,815

Write-Down of Mining Assets
Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties. As a result, of this annual review in 2006, the Company determined that no write-down in the carrying value of mining properties was required.
In 2005, the Company recorded a write-down of carrying value of its La Colorada silver mine in Mexico totaling $29.7 million. In 2004, the Company recorded a write-down of carrying value of certain assets acquired as part of the acquisition of the Alamo Dorado project, which were considered unnecessary for the development of the property.
6. Construction in Progress and Investment in Non-Producing Properties
Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.
The carrying values of Construction in progress properties are as follows:

	December 31, 2006	December 31, 2005
	Net Book Value	Net Book Value

Alamo Dorado, Mexico	$80,546	$34,306
Manantial Espejo, Argentina	23,491	—

TOTAL	$104,037	$34,306

During 2006 the Company commenced construction of the Manantial Espejo Mine in Argentina. The Company has spent $23.5 million in construction costs. At December 31, 2006 the total project commitments, including amounts spent, were $42.1 million.
During 2005 the Company commenced construction of the Alamo Dorado Mine in Mexico. Construction costs during the year ended December 31, 2006 amounted to $46.2 million. The Company has spent $80.5 million in construction costs through December 31, 2006.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
The carrying values of non-producing properties are as follows:

	December 31, 2006	December 31, 2005
	Net Book Value	Net Book Value

Morococha, Peru	$28,107	$31,052
Manantial Espejo, Argentina	61,110	1,979
Alamo Dorado, Mexico	91,404	84,543
San Vicente, Bolivia	6,077	4,454
Other	1,409	1,231

TOTAL	$188,107	$123,259

Morococha, Peru
On August 26, 2004, the Company acquired an 80.7 per cent interest in Compañia Minera Argentum S.A. (“Argentum”), which owns 70.0 per cent of the Morococha mine in central Peru, for $34.6 million by way of a public offering for Argentum’s common shares through the Lima Stock Exchange. The Company also acquired Compañia Minera Natividad S.A. (“Natividad”) for $1.5 million which owns 30.0 per cent of the Morococha mine and holds numerous adjacent mineral concessions and a primary processing facility. Subsequent to the acquisition, the Company purchased an additional 2.0 per cent interest of Argentum by acquiring investment shares for $0.6 million.
The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.
Alamo Dorado, Mexico
On February 20, 2003, the Company acquired a 100 per cent interest in the Alamo Dorado mine. The consideration paid was 7,636,659 common shares of the Company (“Pan American shares”) and 3,818,329 warrants (the “Pan American warrants”). The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30. The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant.
The construction of the Alamo Dorado project was completed during 2006, with commercial production expected to commence in the second quarter of 2007.
Waterloo, USA
The Company holds a 100 per cent interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California.
Manantial Espejo, Argentina
In April 2006, the Company acquired the remaining 50% interest in the Manantial Espejo property located in Argentina, from Silver Standard Resources Inc. (see Note 3).
The Company acquired its original 50% interest in the Manantial Espejo property from Silver Standard Resources in March 2002. The purchase price for the original 50% interest consisted of 231,511 common shares of the Company valued at $1.3 million and cash of $0.8 million. All acquisition costs have been capitalized while exploration costs have been charged to operations.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
San Vicente, Bolivia
During 2006 , the Company and COMIBOL, a Bolivian state owned mining company, entered into a contract to allow the Company’s subsidiary, Pan American Silver (Bolivia) S.A., to extract from the mine, at its cost, up to 150,000 tonnes of ore during the life of the contract. Pursuant to the contract, the Company pays 50% of net cash flow to COMIBOL. The contract is expected to last until late 2008.
During 2005 the Company entered into new agreements with EMUSA and Trafigura AG, an arm’s length concentrates trading company, for each to own 40% and 5% of Pan American Silver (Bolivia) S.A., respectively. The terms of the new agreement allows Pan American Silver (Bolivia) S.A. to process ore into concentrate at a plant owned by EMUSA S.A. The concentrate is then shipped and sold to Trafigura.
Dukat, Russia
On November 8, 2004 the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia for up to $43.0 million. The Company received $20.5 million in cash and may receive up to $22.5 million in contingent future payments. The future payments are to be made annually based on the yearly average silver price as follows:

Average	Amount
Price of Silver	of annual payment
$5.50 - $6.00	$500,000
$6.00 - $7.00	$1,000,000
$7.00 - $8.00	$2,000,000
$8.00 - $9.00	$5,000,000
$9.00 - $10.00	$6,000,000
$10.00 - and above	$8,000,000
During 2006 and 2005 the Company recognized gains of $8.0 million and $2.0 million respectively, relating to the future payments based on the fact that the average silver price for the year was $11.55 and $7.31 respectively. The Company has received from the purchaser of the Dukat property the amount of $2.0 million owing to the Company on December 28, 2006. The Company has recorded the $8.0 million gain as a receivable that is owed to the Company on or before December 28, 2007. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events.
7. Other Assets
Other assets consist of:

	2006	2005

Long-term receivable	$1,905	$—
Reclamation bonds	121	131
Other	404	404

	$2,430	$535

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
8. Accounts Payable and Accrued Liabilities
Account payable and accrued liabilities consist of:

	2006	2005

Trade accounts payable	$18,887	$15,962
Payroll and related benefits	12,818	3,258
Royalties	442	123
Capital leases	703	—
Provisions and other liabilities	7,245	2,543

	$40,095	$21,886

9. Convertible Debentures
On July 30, 2003, the Company completed an offering of $86.3 million convertible, unsecured senior subordinated debentures (the “Debentures”), which mature on July 31, 2009. The Debentures bear interest at a rate of 5.25 per cent per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004. The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash. The Company incurred $3.3 million of debt issue expense to complete the offering, which was charged to deficit.
The Debentures were convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the “Conversion Price”). The Company could not redeem the Debentures prior to July 31, 2006. After July 31, 2006, the Company could redeem the Debentures provided that the Company’s common shares trade at 125 per cent or more of the Conversion Price. Since redemption could be made either by cash or by common shares at the option of the Company, the Debentures are classified as a compound financial instrument for accounting purposes.
The value of the Debentures were comprised of a $35.4 million fair value of Debentures, $23.0 million fair value of the future interest payments and $27.8 million fair value ascribed to the holder’s option to convert the principal balance into common shares. These components have been measured at their respective fair values on the date the Debentures were issued. The $23.0 million fair value of the future interest payments was classified in shareholder’s equity. Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures was charged to deficit and the periodic accretion of the future interest payments were charged to operations. For the year ended December 31, 2006, the Company recorded accretion in equity of $47,000 (2005 — $129,000, 2004 — $2,871,000) related to the Debentures and $8,000 (2005 — $2,000, 2,004 — $366,000) accretion expense was charged to operations with a credit to the liability component of the Debentures.
During the period between April 7, 2004 and May 21, 2004 the Company offered an inducement (the “Offer”) to the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures. Pursuant to this Offer, the Company issued 9,135,043 common shares and made cash payments totaling $11.2 million to the holders of $85.4 million principal amount of the Debentures. Debt settlement expenses of $1.3 million for interest, professional and other fees have been charged to earnings and the conversion premium of $8.5 million was charged to deficit.
In December 2006 the Company announced it was calling the outstanding convertible debentures outstanding as of December 12, 2006. The Company repurchased $13,000 principal amount of its

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
outstanding 5.25% debentures due July 31, 2009 for $13,250. During the year ended December 31, 2006, $704,000 of principal amount of 5,256 convertible debentures due July 31, 2009 were converted into 73,557 shares of the Company common stock at the conversion rate specified in the debentures.
At December 31, 2006, the balance of outstanding Debentures was $Nil (2005 — $717,000).
10. Provision for Asset Retirement Obligation and Reclamation
The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $54.3 million (2005 — $54.8 million) which has been discounted using a discount rate of 7.5 per cent. Reclamation obligations at the La Colorada and Quiruvilca mines of $5.4 million and $20.0 million, respectively, are expected to be paid over the next six years. The remainder of the obligations are expected to be paid within the next fifteen years. The Company has not recorded a provision for reclamation or closure at the Company’s 55 per cent owned San Vicente property as current mining activities have caused negligible disturbance to the property. Previous agreements with COMIBOL have indemnified the Company for historical reclamation liabilities at this property. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

Balance at December 31, 2003	$21,192
Reclamation expenditures	(1,347)
Accretion expense	1,315
Revisions in estimated cash flows	2,234
Amount arising from business acquisition	8,618

Balance at December 31, 2004	32,012
Reclamation expenditures	(1,528)
Accretion expense	2,329
Alamo Dorado Liability at December 31, 2005	730
Revisions in estimated cash flows	5,835

Balance at December 31, 2005	39,378
Reclamation expenditures	(1,172)
Accretion expense	2,457
Revisions in estimated cash flows	3,646

Balance at December 31, 2006	$44,309

11. Share Capital and Stock Compensation Plan
On April 5, 2006, Pan American filed a preliminary prospectus supplement to its existing $150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and with the SEC in connection with a public offering of common shares (the “Offering”). The Company completed the base Offering on April 18, 2006 and completed the over-allotment option of the Offering on April 21, 2006. The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees and other share issue costs, of $142.3 million.
In March 2006, Pan American announced that it had reached an agreement to acquire a 50 per cent interest in the Manantial Espejo project in Argentina from Silver Standard Resources Inc, which gave Pan American a 100 per cent interest in the project. The purchase price of $47.5 million was paid with 1.95 million common shares of Pan American.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
The Company has a comprehensive stock compensation plan for its employees, directors and officers. The plan provides for the issuance of common shares and stock options, as incentives, to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the stock Compensation Plan requires shareholders’ approval.
The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are five year options which vest in three installments, one third commencing on the first anniversary of the grant date and one third on the second and third anniversary dates of the award. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.
a) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive		Share Purchase
	Stock Option Plan		Warrants		Total
	Shares	Price	Shares	Price	Shares
Year ended December 31, 2003	1,979,705	$6.69	4,354,496	$8.56	6,334,201

Granted	570,000	$12.00-18.73	—	—	570,000
Exercised	(785,095)	$4.16-13.73	(544,774)	$3.89-9.98	(1,329,869)
Expired	(1,036)	$7.70-9.98	—	—	(1,036)
Cancelled	(80,000)	$8.14	—	—	(80,000)

Year ended December 31, 2004	1,683,574	$9.90	3,809,722	$9.98	5,493,296

Granted	87,000	16.12	255,781	16.91	342,781
Exercised	(693,933)	9.15	(1,320)	9.98	(695,253)
Cancelled	(26,000)	18.16	—	—	(26,000)

Year ended December 31, 2005	1,050,641	$10.88	4,064,183	$10.71	5,114,824

Granted	191,332	$19.23	—	$—	191,332
Exercised	(275,358)	$12.19	(23,970)	$10.63	(299,328)
Cancelled	(47,200)	$20.64	—	—	(47,200)

Year ended December 31, 2006	919,415	$12.11	4,040,213	$10.84	4,959,628

For the year ended December 31, 2006, the total stock-based compensation expense recognized in the statement of operations was $2.9 million (2005 – 2.0 million, 2004 — $2.2 million).
b) Long Term Incentive Plan
On January 3, 2006 the Company awarded 14,387 shares of common stock with a two year holding period and granted 182,894 options under this plan. The Company used as its assumptions for calculating expense a discount rate of 3.85%, volatility of 29.7, 36.0, and 38.0 per cent, expected lives of 1.5, 2.25, and 3.0 years, and an exercise price of Cdn $22.04 per share. The weighted average fair value of each option was determined to be $5.13.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
In addition, the Company awarded 11,782 shares of common stock and granted 8,438 options to directors as compensation for services in 2006. These shares of common stock and options were granted on May 3, 2006. The fair value of the shares of common stock was $24.29 per share while the weighted average fair value of the options was determined to be $8.30 per option. The exercise price of the options, which expire on May 3, 2016 is Cdn$ 26.77.
During the year, 275,358 common shares were issued for proceeds of $3.4 million in connection with the exercise of options under the plan.
c) Share Option Plan
The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2006. Amounts are shown in US dollar for presentation purposes. The underlying options agreements are in Canadian dollar amounts:

	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted	Number	Weighted
	Outstanding as	Remaining	Average	Exercisable as	Average
Range of	at December	Contractual Life	Exercise	at December 31,	Exercise
Exercise Prices	31, 2006	(months)	Price	2006	Price
$4.29	175,000	46.49	$4.29	175,000	$4.29
$7.64 - $10.30	291,083	12.63	8.49	301,083	8.49
$12.38 - $18.05	262,200	30.42	16.03	146,203	16.25
$18.91 - $22.97	191,132	48.83	19.39	11,438	22.73

	919,415	31.67	$12.11	633,724	$9.38

d) Share purchase warrants
On September 15, 2005 the Company issued 255,781 share purchase warrants to International Finance Corporation (“IFC”) as settlement for the cancellation of an obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years from the date of issue.
As at December 31, 2006 there were warrants outstanding that allow the holders to purchase 3,784,432 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.
During the year, 23,970 common shares were issued for proceeds of $0.3 million in connection with the exercise of outstanding warrants.
12. Earnings Per Share (Basic and Diluted)

	2006			2005			2004
	Income	Shares	Per-Share	Income	Shares	Per-Share	Income	Shares	Per-Share
For the year ended December 31	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Net Income (loss) attributable to Common Shareholders	$58,159			$(28,723)			$3,879

Basic EPS	58,159	73,627,847	$0.79	(28,723)	67,041,967	$(0.43)	3,879	63,168,995	$0.06
Effect of Dilutive Securities:
Convertible Debentures	8	22,714		2	—		—	—
Stock Options	—	524,989		—	—		—	666,746
Warrants	—	1,976,175		—	—		—	1,432,396

Diluted EPS	58,167	76,151,725	$0.76	$(28,721)	67,041,967	$(0.43)	$3,879	65,268,137	$0.06

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
There were no potentially dilutive securities excluded in the Diluted EPS calculation for the years ended December 31, 2006 and December 31, 2004. Potentially diluted securities totaling 4,713,841 for the year ended December 31, 2005 (74,922, 574,641 and 4,064,278 shares arising from convertible debentures, stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.
13. Changes in Non-Cash Operating Working Capital Items
The following table summarizes the changes in operating working capital items:

	Year Ended December 31,
Changes in non-cash working capital items	2006	2005	2004

Accounts receivable	$(38,629)	$(1,585)	$(13,970)
Inventories	(3,864)	(4,838)	2,652
Prepaid expenses	(1,171)	(724)	124
Accounts payable and accrued liabilities	16,059	4,371	5,259
Taxes payable	22,740	447	—
Advances for metal shipments	—	(652)	(3,884)
Other current liabilities	1,976	(390)	—

	$(2,889)	$(3,371)	$(9,819)

14. Supplemental Cash Flow Information

	Year Ended December 31,
	2006	2005	2004

Common shares issued on the conversion of convertible debentures	$881	$—	$88,950
Exchange of mineral property for marketable securities	—	—	404
Common shares issued as compensation expense	559	490	—
Common shares issued to acquire mineral interests	47,381	—	—
Share purchase warrants issued on cancellation of obligation	—	2,100	—
15. Segmented Information
Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, zinc, lead and copper produced from mines located in Mexico, Peru and Bolivia. Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Segmented disclosures and enterprise-wide information are as follows:

	For the year ended December 31, 2006
	Mining & Development		Investment and
	Mexico	Peru	exploration	Corporate	Total

Revenue from external customers	$40,927	$207,523	$6,997	$—	$255,447
Gain (loss) on sale of assets	$—	(453)	$7,977	$(41)	$7,483
Investment and other income and foreign exchange loss	$(133)	$97	$245	$5,026	$5,235
Loss on commodity and foreign currency contracts	—	—	—	(18,328)	(18,328)
Interest and financing expenses	$—	$(398)	$—	$(175)	$(573)
Exploration	$(2,266)	$(2,368)	$(2,285)	$(1,121)	$(8,040)
Depreciation and amortization	$(6,466)	$(10,643)	$(286)	$(125)	$(17,520)
Net income (loss) for the year	$10,547	$58,191	$(4,504)	$(6,028)	$58,206
Mineral property, plant and equipment Capital expenditures	$7,860	$17,627	$71,099	$581	$96,999
Segment assets	$44,234	$228,454	$256,230	$151,077	$679,995

	For the year ended December 31, 2005
	Mining & Development		Investment and
	Mexico	Peru	exploration	Corporate	Total

Revenue from external customers	$21,645	$99,809	$947	$—	$122,401
Gain (loss) on sale of assets	$—	$556	$—	$2,000	$2,556
Investment and other income and foreign exchange loss	$6	$276	$2,000	$367	$2,649
Loss on commodity and foreign currency contracts	$—	$—	$—	$(8,196)	$(8,196)
Interest and financing expenses	$—	$(307)	$—	$(187)	$(494)
Exploration	$(2)	$(691)	$(2,364)	$(640)	$(3,697)
Depreciation and amortization	$(5,145)	$(7,705)	$(72)	$(173)	$(13,095)
Net income (loss) for the year	$(32,257)	$13,392	$(3,004)	$(6,725)	$(28,594)
Mineral property, plant and equipment Capital expenditures	$5,453	$15,727	$39,318	$(860)	$59,638
Segment assets	$31,012	$147,383	$134,398	$49,487	$362,280

	For the year ended December 31, 2004
	Mining & Development		Investment and
	Mexico	Peru	exploration	Corporate	Total

Revenue from external customers	$11,938	$84,401	$—	$(1,514)	$94,825
Gain on sale of assets	$—	$3,583	$20,164	$—	$23,747
Investment and other income and foreign exchange loss	$10	$213	$822	$1,293	$2,472
Loss on commodity and foreign currency contracts	$—	$—	$—	$(6,617)	$(6,617)
Interest and financing expenses	$(229)	$(304)	$—	$(365)	$(898)
Exploration	$(84)	$(172)	$(3,582)	$—	$(3,838)
Depreciation and amortization	$(3,788)	$(7,055)	$—	$(26)	$(10,869)
Net income (loss) for the year	$(5,245)	$18,271	$17,358	$(15,170)	$15,214
Mineral property, plant and equipment Capital expenditures	$6,193	$9,170	$1,484	$196	$17,043
Segment assets	$55,702	$136,432	$87,611	$90,341	$370,086

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	Revenue			Net capital assets[1]
	2006	2005	2004	2006	2005

Peru	$207,523	$99,809	$84,401	$110,993	$105,281
Canada	—	—	(1,514)	222	190
Mexico	40,927	21,645	11,938	196,994	142,258
United States	—	—	—	1,191	1,198
Argentina	—	—	—	86,271	3,691
Bolivia	6,996	947	—	9,466	4,762

Total	$255,447	$122,401	$94,825	$405,137	$257,380

[1]	Net capital assets are comprised of mineral property, plant and equipment, net of depreciation and amortization, construction in progress and investment in non-producing properties.

Product Revenue	2006	2005	2004

Silver	$37,747	$21,645	$11,113
Zinc concentrate	84,374	28,884	17,451
Lead concentrate	43,393	23,594	29,123
Copper concentrate	91,507	47,148	34,785
Other (net of royalties)	(1,574)	1,130	2,353

Total	$255,447	$122,401	$94,825

16. Commitments and Contingencies
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.
Accounts Receivable
The Company has 15 customers that account for 100% of the concentrate and doré sales revenue. The Company has 2 customers that accounted for 34% and 26% of total sales in 2006, and 2 customers that accounted for 22% and 46% of total sales in 2005. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations and financial condition. The Company has not experienced significant bad debt.
Purchase Commitments
As at December 31, 2006, the Company had commitments outstanding in the amount of $18.6 million for construction activities related to buildings and infrastructure at the Company’s Manantial Espejo project which started in the first half of 2006. These goods and services are anticipated to be delivered and/or completed by the end 2007.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Environmental Matters
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based principally on legal and regulatory requirements. As of December 31, 2006 and December 31, 2005, $44.3 million and $39.4 million, respectively, were accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”. See Note 10.
Royalty Agreements and Participation Agreements
The Company has royalty agreements on certain mineral properties entitling the owners of the property to net smelter return royalties ranging from 1% to 3%. Under a participation agreement the Company is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow. Under an additional agreement, the Company is required to pay Volcan a 33.3% of the net cash from stockpile sales.
Income Taxes
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
Capital Leases
The following is a schedule of future minimum lease payments under the capital leases at December 31, 2006 together with the balance of the obligation under the capital lease:

Year ending December 31	Capital Leases
2007	$452
2008	296

Total future minimum payments	748
Less amount representing interest	(45)

Present value lease	$703

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
Other Legal Matters
Pan American Silver Corp has been named in separate lawsuits filed in the Superior Court of the State of California. These claims arise from an incident that occurred April 7, 2006 when a person without authorization entered into a decommissioned mine, purportedly indirectly owned by the Company, failed to notice an open shaft and fell, resulting in fatality. The Plaintiffs seek compensatory losses and general, special and punitive damages for the incident, based on assertions of negligence and occupiers liability. The Company has referred this matter to its insurer and defense counsel has been appointed. The probability of loss and the amount of loss are not determinable at this time.
The Company has been made aware of a claim made against it in the State of California, as a result of a serious injury that purportedly occurred on the Company’s property on or about April 14, 2006. The Company has notified its insurer of this matter. To date the Company has not been formally served with this complaint. The probability of loss and the amount of loss are not yet determinable.
The Company intends to vigorously defend these complaints. No amounts have been accrued for any potential loss under these complaints.
In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated. There were no material amounts of this nature provisioned at December 31, 2006.
17. Income Taxes
Income taxes:

	2006	2005	2004

Current income taxes	$28,827	$4,101	$2,723
Future income taxes	(3,343)	(816)	30

Provision for income taxes	$25,484	$3,285	$2,753

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes, non-controlling interest and workers participation in Peru. These differences result from the following items:

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	2006	2005	2004

Statutory tax rate	34.12%	34.87%	35.60%
Income tax expense (recovery) based on above rates	$32,721	$(8,690)	$7,204
Increase (decrease) due to:
Non-deductible expenses	1,004	680	779
Realization of future tax asset not previously recognized	(8,778)	(3,613)	(5,511)
Tax Benefit not recognized when arose	4,029	5,529	7,269
Lower statutory tax rates on earning of foreign subsidiaries	(519)	1,780	(6,244)
Write-down not recognized in the period	—	8,307	—
Increase in income tax rates in foreign jurisdictions	2,728	—	—
Workers participation in Peru	(8,404)	(1,243)	(998)
Other	2,703	535	254

	$25,484	$3,285	$2,753

The tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below: The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is uncertain.

	2006	2005

Excess of tax value of capital assets over book value	$4,864	$10,841
Deductible temporary differences and other	15,227	13,622
Canadian resources pools	2,170	2,689
Non-capital loss carry forward	31,252	23,301
Capital losses and other	3,438	5,130

Total future income tax asset	56,951	55,583
Less: valuation allowance	(31,876)	(40,479)

Net future income tax asset	25,075	15,104
Excess of book value of capital assets over tax value	(66,404)	(47,500)

Net future income tax liability	$(41,329)	$(32,396)

Present on the Consolidated Balance Sheets as:

	2006	2005

Current future income tax assets	$6,670	$—
Long-term future income tax assets	500	—
Long-term future income tax liabilities	$(48,499)	$(32,396)

	(41,329)	(32,396)

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
At December 31, 2006 the Company has non-capital losses available for tax purposes:

	Amount	Expiry

Canada	$63,404	2007-2026
Argentina	1,370	2007-2010
Bolivia	125	Indefinite
Cyprus	7,042	Indefinite
Mexico	33,636	2007-2015
Peru	4,337	2007

18. Fair Value of Financial Instruments
Commodity Derivatives
At December 31, 2006 the Company had fixed the price of 900,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2007 under the Company’s concentrate contracts. The price fixed for these ounces averaged $13.10 per ounce while the spot price of silver was $12.90 per ounce on December 31, 2006.
For metal delivery contracts, the realized price pursuant to the contract is recognized when physical silver is delivered in satisfaction of the contract. The Company has entered into metal delivery contracts at December 31, 2006 for 50,000 ounces of silver to be delivered in January 2007 at an average price of $13.10.
19. Related Party Transactions
During the year ended December 31, 2006, a private company controlled by an officer of the Company was paid approximately $0.1 million (2005-$0.1 million) for consulting services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.
20. Differences between Canadian and United States Generally Accepted Accounting Principles
These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	December 31, 2006
			Shareholder’s
Consolidated Balance Sheets	Total assets	Total liabilities	Equity

Reported under Canadian GAAP	$679,995	$167,969	$512,026
Amortization of non-producing property (a)	(1,700)	(595)	(1,105)
Increase in depletion expense (c)	(11,441)	(3,957)	(7,484)

Reported under US GAAP	$666,854	$163,417	$503,437

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	December 31, 2005
			Shareholder’s
Consolidated Balance Sheets	Total assets	Total liabilities	Equity

Reported under Canadian GAAP	$362,280	$104,958	$257,322
Amortization of non-producing property (a)	(1,700)	(595)	(1,105)
Increase in depletion expense (c)	(5,846)	(2,081)	(3,765)
Reclassify convertible debentures (b)	—	633	(633)
Net effect on convertible debentures adjustments (b)	10	—	10

Reported under US GAAP	$354,744	$102,915	$251,829

	December 31, 2006
		Additional		Other
Consolidated Statement of	Common	Paid		Comprehensive
Shareholder’s Equity	Shares	in Capital	Deficit	Income (loss)	Total

Reported under Canadian GAAP	$584,769	$14,485	$(87,228)	$—	$512,026
Amortization of mineral property (a)	—	—	(1,105)	—	(1,105)
Debt issue costs (b)	—	3,273	(3,273)	—	-
Increase depletion expense	—	—	(7,484)	—	(7,484)
Available for sale securities (f)	—		(58)	58	-

Reported under US GAAP	$584,769	$17,758	$(99,148)	$58	$503,437

	December 31, 2005
Consolidated Statement of	Common	Convertible	Additional Paid
Shareholder’s Equity	Shares	Debentures	in Capital	Deficit	Total

Reported under Canadian GAAP	$388,830	$762	$13,117	$(145,387)	$257,322
Amortization of mineral property (a)	—	—	—	(1,105)	(1,105)
Reclassify convertible debentures(b)	—	(762)	—	129	(633)
Debt issue costs (b)	—	—	3,273	(3,259)	14
Amortization of debt issue costs (b)	—	—	—	(4)	(4)
Increase in depletion expense (c)				(3,765)	(3,765)

Reported Under US GAAP	$388,830	$—	$16,390	$(153,391)	$251,829

	December 31, 2004
Consolidated Statement of	Common	Convertible	Additional Paid
Shareholder’s Equity	Shares	Debentures	in Capital	Deficit	Total

Reported under Canadian GAAP	$380,571	$633	$10,976	$(116,664)	$275,516
Amortization of mineral property (a)	—	—	—	(1,105)	(1,105)
Increase in depletion expense (c)				(1,786)	(1,786)
Deferred exploration (a)	—	—	—	(1,825)	(1,825)
Net effect on convertible debenture adjustments (b)	—	—	—	13	13
Reclassify convertible debentures (b)	—	(633)	—	—	(633)

Reported under US GAAP	$380,571	$—	$10,976	$(121,367)	$270,180

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)

	December 31
Consolidated statement of operations	2006	2005	2004

Net income (Loss) reported under Canadian GAAP	$58,206	$(28,594)	$15,214
Amortization of mineral property (a)	—	—	—
Increase in depletion expense (c)	(1,933)	(3,765)	(1,786)
Deferred exploration (a)		1,825	(168)
Unrealized (loss) gain on marketable securities (f)	(58)	228	(741)
Loss on commodity contracts (e)	—	—	1,515
Net effect on convertible debentures adjustments (b)	—	—	(13,243)
Amortization of debt issue costs (b)	—	(4)	(2,804)

Net income (loss) reported under US GAAP	$56,215	$(30,310)	$(2,013)

Consolidated Statements of Operations
(Under US GAAP)	2006	2005	2004

Revenue	$255,447	$122,401	$94,825
Expenses
Operating	124,608	87,648	69,162
General and Administrative	9,172	6,936	6,241
Depreciation, depletion, and amortization (a)(c)	20,564	18,941	13,588
Asset retirement and reclamation	2,457	2,329	1,315
Exploration and project development	8,040	3,697	3,838
Premium on early retirement of debt (b)	—	—	13,534
Write-down of assets	—	27,841	2,460

	164,841	147,392	110,138

Income (loss) before the under noted	90,606	(24,991)	(15,313)
Interest and other income (f)	5,177	2,877	1,597
Interest and financing expense	(573)	(494)	(1,971)
Loss on commodity and foreign currency contracts (d)	(18,328)	(8,196)	(5,102)
Amortization of debt issue costs (b)	—	(4)	(2,804)
Gain on sale of assets	7,483	2,556	23,747

Income (loss) before income taxes & non-controlling interest	84,365	(28,252)	(154)
Income tax provision (c)	(24,373)	(1,204)	(1,988)
Non- controlling interest	(3,777)	(854)	(179)

Net income (loss) for the year	$56,215	$(30,310)	$(2,013)

Earnings (loss) per share
Basic	$0.76	$(0.45)	$(0.03)
Diluted	$0.74	$(0.45)	$(0.03)

Weighted average number of common shares outstanding
Basic	73,628	67,042	63,169
Diluted	76,152	67,042	63,169

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
a) Mineral Property Expenditures
     i) Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures. The Company expenses exploration costs unless such activities expand the reserve base at one of the Company’s operations or relates to a property on which the Company has completed a positive economic study. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. This GAAP difference had no effect on any periods presented and has a cumulative effect of $1.8 million (prior to depletion). During the year ended December 31, 2005 the Company has written down the carrying amount of these exploration costs, therefore depletion under US GAAP would have been the same during 2006 (2005 — $Nil and 2004 — $0.2 million).
     ii) Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations. Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights. This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003. The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04- 02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. The Company has adopted this new guidance with effect from 2004 on a prospective basis. The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.
b) Convertible Debentures
In May 2003, FASB Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued. This Statement requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatory redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860. Application of this section results in the accounting as described in Note 9 in the Company’s consolidated financial statements for the year ended December 31, 2003, with the principle component of the debenture being treated as equity. Under US GAAP, liabilities at December 31, 2006 would increase by $Nil (December 31, 2005 — $0.6 million) and shareholders’ equity would decrease by a corresponding amount. Debt issue expenses of $3.3 million would be reclassified from shareholders’ equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures. During 2006 debt issue costs were $Nil, during 2005 debt issue costs were $9,000. During 2006 the Company converted the remaining convertible debentures. During 2004 the company converted a majority of the convertible debentures, which gave rise to a higher amortization of debt issue costs of $2.8 million.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
FASB Statement No. 84 (“SFAS 84”), “Induced Conversion of Convertible Debt”, require the recognition of inducement expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. The Company recognized an additional expense of $13.2 million related to the inducement, which under Canadian GAAP was charged directly to deficit.
c) Depreciation and Depletion
Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only. During 2006 the Company calculated an increase of depletion of $3.0 million (2005 – $5.8 million and 2004 – $2.6 million), with a corresponding increase to accumulated depletion. In addition, future income tax liability would decrease by $1.1 million (2005 – $2.1 million and 2004 — $0.8 million), with a corresponding decrease to income tax expense.
d) Commodity and Foreign Currency Contracts.
Under U.S. GAAP and effective January 1, 2004, under Canadian GAAP (with the adoption of Accounting Guideline – “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee 128, “Accounting for Trading, Speculative or Non-Hedge Derivative Financial Instruments” (“EIC-128”)), metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, prior to January 1, 2004, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, prior to January 1, 2004, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative adjustment on January 1, 2004 required on adoption of AcG-13 and EIC-128 were recorded on the balance sheet, with a corresponding deferred debit, which will be recognized in sales on the originally intended delivery dates.
This GAAP difference results in the elimination of deferred loss on commodity contracts (asset) of $1.5 million, and an increase in net loss and deficit of $1.5 million at December 31, 2004 and for the year ended.
e) Income Taxes
Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.
f) Other Comprehensive Income
The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income (OCI) and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gain and loss are included in

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
determination of OCI. The impacts of available-for-sale securities for the years ended December 31, 2006, 2005 and 2004 are included in the following table:

	2006	2005	2004

Net income (loss) under US GAAP	$34,647	$(26,545)	$(2,013)
Unrealized gain (loss) on available securities	58	(228)	741

Comprehensive net income (loss) under US GAAP	$34,705	$(26,773)	$(1,272)

g) Stock Based Compensation
The Company has a stock compensation plan (Note 11). On January 1, 2006, the Company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”) on a modified prospective basis. The Company had previously adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148 and as such, the adoption of SFAS 123R does not have a significant impact on our results of operations. Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts have been expensed over the applicable vesting period. The method of adoption applied by the Company is permissible under both Canadian and US standards.
h) Recent Accounting Pronouncements
In November 2004, FASB issued SFAS No. 151, “Inventory Costs”, which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement now requires that these items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal” as previously stated in ARB No. 43, Chapter 5, “Intangible Assets”. In addition, this Statement requires that the allocation of fixed production overhead to costs of conversion be based on the normal capacity of the production facility. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has performed a review of the provisions of the Statement and has determined that its current accounting practice is to recognize the costs attributed to idle facilities as a current-period expense and, therefore adoption in 2006 did not impact the Company’s financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 did not have a material impact on our consolidated financial position, results of operations or cash flows.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, (FIN 48) an Interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that tax position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on recognition, classification of interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Currently, the

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005, 2004
(Tabular amounts are in thousands except per share amounts)
adoption of FIN 48 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 108 regarding the process of quantifying financial statements misstatements. SAB 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS 154, “Accounting Changes and Error Corrections – replacement of APB 20 and FASB Statement 3”, for the correction of an error on financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We adopted this interpretation on December 31, 2006. The adoption of SAB 108 did not have a significant effect on our consolidated financial statements.
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurement. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to adopt SFAS 157 in the first quarter of fiscal year 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on our consolidated financial statements.

Suite 1500 — 625 Howe Street
Vancouver, B.C.
Canada V6C 2T6
Tel : 604.684.1175
Fax : 604.684.0147
info@panamericansilver.com
www.panamericansilver.com

Cautionary Note to United States Investors
All resource estimates incorporated by reference in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission (the “Commission”), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.
Without limiting the foregoing, this Annual Report on Form 40-F, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
A. Disclosure Controls and Procedures
     As of December 31, 2006, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Registrant’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
B. Management’s Annual Report on Internal Control Over Financial Reporting
     The required disclosure is included in the “Management’s Report on Internal Control over Financial Reporting” that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
C. Attestation Report of the Independent Registered Public Accounting Firm
     The “Attestation Report” is included in the “Report of Independent Registered Chartered Accountants” that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
D. Changes in Internal Control Over Financial Reporting
     There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
E. Notice of Pension Fund Blackout Period
     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2006.

F. Audit Committee Financial Expert
     The Registrant’s board of directors has determined that Paul B. Sweeney, an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. The Registrant’s board of directors has also determined that Paul B. Sweeney, Michael J.J. Maloney and John M. Willson, the individuals serving on the audit committee of the Registrant’s board of directors, are independent, as that term is defined under the rules and regulations of the Nasdaq National Market.
     The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
G. Code of Ethical Conduct
     The Registrant has adopted a code of ethical conduct (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel and Secretary, Robert Pirooz, at the address on the cover of this Form 40-F. No waivers from the requirements of the Code were granted in 2006. Disclosure of any waiver from the requirements of the Code granted to the Company’s directors or executive officers are made in the Company’s quarterly report that immediately follows the grant of such waiver.
H. Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
     Information about the Registrant’s principal accountant fees and services and a description of the Registrant’s pre-approval policies and procedures is included under the heading “External Auditor Service Fees” of the Registrant’s Annual Information Form, filed as part of this Annual Report on Form 40-F.
I. Off-Balance Sheet Arrangements
     The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
J. Tabular Disclosure of Contractual Obligations
     The required disclosure is included on page 18 of the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
K. Critical Accounting Policies
     A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 under the heading “Critical Accounting Policies and Estimates”, and a Summary of Significant Accounting Policies is contained in the notes to the Registrant’s Audited Consolidated Financial Statements for the financial year ended December 31, 2006, filed as part of this Annual Report on Form 40-F as documents 2 and 3 herein.
L. Nasdaq Exemptions
     On March 16, 2005, the Registrant informed the Nasdaq National Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant also followed such British Columbia practice for the years ended December 31, 2004 and 2003 pursuant to an exemption granted by the Nasdaq National Market. The Registrant’s articles provide that the minimum quorum for a meeting of the holders of its common shares is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting. In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.
M. Identification of the Audit Committee
     The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Paul B. Sweeney, Michael J.J. Maloney and John M. Willson. Further information about the Registrant’s audit committee can be found under the heading “Audit Committee” of the Registrant’s Annual Information Form, filed as part of this Annual Report on Form 40-F.

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

PAN AMERICAN SILVER CORP.

Dated: March 30, 2007	By:	/s/ Robert Pirooz

	By:	Robert Pirooz
	Title:	General Counsel and Secretary

EXHIBIT INDEX

Number	Document

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Donald F. Earnest

23.3	Consent of Martin Wafforn

23.4	Consent of Michael Steinmann

23.5	Consent of Consultora Minera Anglo Peruana S.A.

23.6	Consent of Ground Water International S.A.C.

23.7	Consents of M3 Engineering & Technology Corporation

23.8	Consent of MWH Global Inc.

23.9	Consent of Resource Modeling Incorporated.

23.10	Consent of Snowden Mining Industry Consultants

23.11	Consent of SRK Consulting

23.12	Consent of Resource Evaluation Inc.

23.13	Consent of AMEC Americas Limited

31.	Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002