Form 40-F
period 2007-12-31
PAN AMERICAN SILVER CORP
filed 2008-03-31
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007                       Commission File Number 0-13727

Pan American Silver Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No)

1500 – 625 Howe Street

Vancouver, British Columbia

V6C 2T6

(604) 684-1175

(Address and telephone number of Registrants’ principal executive offices)

CT  Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, No Par Value	The NASDAQ Stock Market,
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form              ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 76,662,651 Common Shares

outstanding as at December 31, 2007

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes	☐	82-	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

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

A.            Disclosure Controls and Procedures

As of December 31, 2007, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Registrant’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.            Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.            Attestation Report of the Independent Registered Public Accounting Firm

The attestation report is included in the “Report of the Independent Registered Public Accounting Firm” that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.            Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

E.             Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2007.

F.             Audit Committee Financial Expert

The Registrant’s board of directors has determined that Paul B. Sweeney, an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F.  The Registrant’s board of directors has also determined that Paul B. Sweeney, Michael J.J. Maloney and Michael Larson, the individuals serving on the audit committee of the Registrant’s board of directors, are independent, as that term is defined under the rules and regulations of the Nasdaq National Market.

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

G.            Code of Ethical Conduct

The Registrant has adopted a code of ethical conduct (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com.  The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel and Secretary, Robert Pirooz, at the address on the cover of this Form 40-F.  No waivers from the requirements of the Code were granted in 2007.  Disclosure of any waiver from the requirements of the Code granted to the Company’s directors or executive officers are made in the Company’s quarterly report that immediately follows the grant of such waiver.

H.            Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Information about the Registrant’s principal accountant fees and services and a description of the Registrant’s pre-approval policies and procedures is included under the heading “External Auditor Service Fees” of the Registrant’s Annual Information Form, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

I.              Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors..

J.             Tabular Disclosure of Contractual Obligations

The required disclosure is included on page 25 of the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.            Critical Accounting Policies

A discussion of the critical accounting policies can be found under the heading “Critical Accounting Policies and Estimates” of the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

L.            Nasdaq Exemptions

On March 16, 2005, the Registrant informed the Nasdaq National Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company).  The Registrant also followed such British Columbia practice for the years ended December 31, 2004 and 2003 pursuant to an exemption granted by the Nasdaq National Market.  The Registrant’s by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is one individual who is a shareholder, proxy holder or duly authorized representative of a corporate shareholder personally present and representing shares aggregating not less than 5% of the issued shares of the Registrant carrying the right to vote.  The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia).  The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

M.           Identification of the Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Paul B. Sweeney, Michael J.J. Maloney and Michael Larson.   Further information about the Registrant’s audit committee can be found under the heading “Audit Committee” of the Registrant’s Annual Information Form, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit
Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2007

1.2

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F and Management’s Discussion and Analysis of Results of Operations and Financial Condition for the fiscal year ended December 31, 2007

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Donald F. Earnest

23.3	Consent of Martin Wafforn

23.4	Consent of Michael Steinmann

23.5	Consent of Douglas K. Maxwell

23.6	Consent of Andrew Sharp

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PAN AMERICAN SILVER CORP.

Dated: March 31, 2008	By:	/s/ ROBERT PIROOZ
	By:	Robert Pirooz
	Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit
Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2007

1.2

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F and Management’s Discussion and Analysis of Results of Operations and Financial Condition for the fiscal year ended December 31, 2007

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Donald F. Earnest

23.3	Consent of Martin Wafforn

23.4	Consent of Michael Steinmann

23.5	Consent of Douglas K. Maxwell

23.6	Consent of Andrew Sharp

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002