Form 40-F
period 2008-12-31
PAN AMERICAN SILVER CORP
filed 2009-03-31
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008                       Commission File Number 000-13727

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

CT  Corporation
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, No Par Value	The NASDAQ Stock Market
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

The Registrant had 80,786,107 Common Shares
outstanding as at December 31, 2008

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

Cautionary Note to United States Investors

All resource estimates incorporated by reference in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "Commission"), and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

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

As of December 31, 2008, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, the Registrant's disclosure controls and procedures were effective.  See "Controls and Procedures" in the Audited Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2008, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the "Management's Report on Internal Control over Financial Reporting" that accompanies the Registrant's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2008, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report is included in the "Report of the Independent Registered Public Accounting Firm" that accompanies the Registrant's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2008, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2008.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Paul B. Sweeney, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F.  The Registrant's board of directors has also determined that Paul B. Sweeney, Michael J.J. Maloney and Michael Larson, the individuals serving on the audit committee of the Registrant's board of directors, are independent, as that term is defined under the rules and regulations of the Nasdaq Stock Market.

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

The Registrant has adopted a code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com.  The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel and Secretary, Robert Pirooz, at the address on the cover of this Form 40-F.  No waivers from the requirements of the Code were granted in fiscal 2008. Disclosure of any waiver from the requirements of the Code granted to the Company's directors or executive officers are made in the Company's quarterly report that immediately follows the grant of such waiver.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2008, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations

The required disclosure is included on page 26 of the Registrant's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2008, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.	Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found under the heading "Critical Accounting Policies and Estimates" of the Audited Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2008, filed to this Annual Report on Form 40-F.

L.	Nasdaq Exemptions

On March 16, 2005, the Registrant informed the Nasdaq Stock Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company).  The Registrant's by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is one individual who is a shareholder, proxy holder or duly authorized representative of a corporate shareholder personally present and representing shares aggregating not less than 5% of the issued shares of the Registrant carrying the right to vote.  The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia).  The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

M.	Identification of the Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Paul B. Sweeney, Michael J.J. Maloney and Michael Larson.   Further information about the Registrant's audit committee can be found under the heading "Audit Committee" of the Registrant's Annual Information Form, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.  Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by an amendment to Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2008.
1.2
Audited Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F.

5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of Martin Wafforn.
5.3	Consent of Michael Steinmann.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PAN AMERICAN SILVER CORP.

Dated: March 30, 2009	By:	/s/ Robert Pirooz
	By:	Robert Pirooz
	Title:	General Counsel and Secretary

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2008.
1.2
Audited Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F.

5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of Martin Wafforn.
5.3	Consent of Michael Steinmann.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.