Form 40-F
period 2009-12-31
PAN AMERICAN SILVER CORP
filed 2010-03-31
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 40-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009                       Commission File Number 000-13727
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
___________________________________________

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

The Registrant had 105,117,000 Common Shares
outstanding as at December 31, 2009

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes _____ 82-_____	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No _____

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Indicative Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes X	No _____

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

Disclosure controls and procedures are defined by the Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

As of December 31, 2009, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, the Registrant's disclosure controls and procedures were effective.  See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the "Management's Report on Internal Control over Financial Reporting" that accompanies Management's Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

As described in "Management’s Report On Internal Control over Financial Reporting" that accompanies Management's Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report on Form 40-F, management excluded from its assessment the internal control over financial reporting at Aquiline Resources Inc. ("Aquiline"), which was acquired on December 7, 2009. Aquiline constitutes 40% and 44% of net and total assets, respectively, 0% of revenues, and 0% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009.  Due to the timing of the acquisition of Aquiline, the Registrant was unable to conduct an assessment of Aquiline’s internal control over financial reporting in the period between the acquisition date and the date of management’s internal control assessment.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report is included in the "Report of the Independent Registered Chartered Accountants" that accompanies the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2009.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Paul B. Sweeney, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F.  The Registrant's board of directors has also determined that Paul B. Sweeney, Michael J.J. Maloney and Michael Larson, the individuals serving on the audit committee of the Registrant's board of directors, are independent, as that term is defined under the rules and regulations of the Nasdaq Stock Market.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.	Code of Ethical Conduct

The Registrant has adopted a code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com.  The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel and Secretary, Robert Pirooz, at the address on the cover of this Form 40-F.  No waivers from the requirements of the Code were granted in fiscal 2009. Disclosure of any waiver from the requirements of the Code granted to the Company's directors or executive officers are made in the Company's quarterly report that immediately follows the grant of such waiver.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2009, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations

The required disclosure can be found under the heading "Contractual Commitments and Contingencies" of Management's Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.	Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found under the heading "Critical Accounting Policies and Estimates" of Management's Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

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

N.	Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate Web site, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit
Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2009.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2009.
1.3
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F.

23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark
23.5	Consent of John J. Chulick
23.6	Consent of Dean K. Williams
23.7	Consent of Damian Spring
23.8	Consent of John A. Wells
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PAN AMERICAN SILVER CORP.

Dated: March 31, 2010	By:	/s/ Robert Pirooz
	By:	Robert Pirooz
	Title:	General Counsel

EXHIBIT INDEX

Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2009.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2009.
1.3
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F.

23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark
23.5	Consent of John J. Chulick
23.6	Consent of Dean K. Williams
23.7	Consent of Damian Spring
23.8	Consent of John A. Wells
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.