Form 40-F
period 2011-12-31
PAN AMERICAN SILVER CORP
filed 2012-03-22
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 000-13727

Pan American Silver Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No..)

1500 – 625 Howe Street

Vancouver, British Columbia

V6C 2T6

(604) 684-1175

(Address and telephone number of Registrant’s principal executive offices)

C T  Corporation

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 590-9070

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 104,492,743 Common Shares

outstanding as at December 31, 2011

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

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING

ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F (this “Annual Report”) have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve.” U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this Annual Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

A.                                    Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant’s management as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2011, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, the Registrant’s disclosure controls and procedures were effective.  See “Disclosure Controls and Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.                                    Management’s Annual Report on Internal Control Over Financial Reporting

See “Management’s Report on Internal Control over Financial Reporting” that accompanies Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.                                    Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of Deloitte & Touche LLP, the Registrant’s Independent Registered Chartered Accountant, on the Registrant’s internal control over financial reporting is included in the “Report of the Independent Registered Chartered Accountants” that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

D.                                    Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.                                      Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2011.

F.                                      Audit Committee Financial Expert

The Registrant’s board of directors has determined that Michael Carroll, an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F and is independent under the rules and regulations of the Nasdaq Stock Market.

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

G.                                    Code of Ethical Conduct

The Registrant has adopted a global code of ethical conduct (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com.  The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel, Robert Pirooz, at the address on the cover of this Annual Report on Form 40-F.  No waivers from the requirements of the Code were granted in the fiscal year ended December 31, 2011.

The Registrant amended the Code in August 2011 to add provisions regarding the Registrant’s record keeping and control systems and employee relations.  The Registrant also added provisions to ensure compliance with legal, regulatory and policy requirements in such areas as political and charitable contributions, bribery and fraud and communications with the media and other members of the public.  The Registrant also made other minor amendments to the Code.  See “Global Code of Ethical Conduct”, filed as Exhibit 14.1 to this Annual Report on Form 40-F.

H.                                    Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Information about the Registrant’s principal accountant fees and services and a description of the Registrant’s pre-approval policies and procedures is included under the heading “External Auditor Service Fees” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.                                      Tabular Disclosure of Contractual Obligations

The required disclosure can be found under the heading “Contractual Commitments and Contingencies” of Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.                                   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found under the heading “Critical Accounting Policies and Estimates” of Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

L.                                     Nasdaq Exemptions

On March 16, 2005, the Registrant informed the Nasdaq Stock Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company).  The Registrant’s by-laws provide that the minimum quorum for a meeting of holders of Common Shares is one individual who is a shareholder, proxy holder or duly authorized representative of a corporate shareholder personally present and representing shares aggregating not less than 5% of the issued shares of the Registrant carrying the right to vote.  The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia).  The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

M.                                  Identification of the Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are David Press, Michael J.J. Maloney and Michael Carroll.  David Press, Michael J.J. Maloney and Michael Carroll are independent as such term is defined under the rules and regulations of the Nasdaq Stock Market.  Further information about the Registrant’s audit committee can be found under the heading “Audit Committee” of the Registrant’s Annual Information Form, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

N.                                    Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate Web site, an Interactive Data File.

O.           Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit
Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2011.
1.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2011.
1.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards.
14.1	Global Code of Ethical Conduct.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PAN AMERICAN SILVER CORP.

Dated: March 22, 2012		/s/ Geoffrey A. Burns
	By:	Geoffrey A. Burns
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2011.
1.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2011.
1.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards.
14.1	Global Code of Ethical Conduct.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.