Form 40-F
period 2012-12-31
PAN AMERICAN SILVER CORP
filed 2013-03-28
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number 000-13727

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1500 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

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

The Registrant had 151,820,635 Common Shares
outstanding as at December 31, 2012

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

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act  of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2012, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the Registrant's disclosure controls and procedures were effective.  See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Report on Internal Control over Financial Reporting" in Management's Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of Deloitte LLP, the Registrant's Independent Registered Chartered Accountant, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of the Independent Registered Chartered Accountants" that accompanies the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2012.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Michael Carroll, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F and is independent under the rules and regulations of the Nasdaq Stock Market.

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

The Registrant has adopted a global code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com.  The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel, Robert Pirooz, at the address on the cover of this Annual Report on Form 40-F.  No waivers from the requirements of the Code were granted in the fiscal year ended December 31, 20121.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees"of the Registrant's Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations

The required disclosure can be found under the heading "Contractual Commitments and Contingencies" of Management's Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.	Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found under the heading "Critical Accounting Policies and Estimates" of Management's Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

L.	Nasdaq Exemptions

On March 16, 2005, the Registrant informed the Nasdaq Stock Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company).  The Registrant's by-laws provide that the minimum quorum for a meeting of holders of Common Shares is one individual who is a shareholder, proxy holder or duly authorized representative of a corporate shareholder personally present and representing shares aggregating not less than 5% of the issued shares of the Registrant carrying the right to vote.  The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia).  The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

_______________
 1 Company to confirm there have not been any amendments or waivers in the past fiscal year to the code of ethics.

M.	Identification of the Audit Committee

The Registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are David Press, Neil deGelder and Michael Carroll.  David Press, Neil deGelder and Michael Carroll are independent as such term is defined under the rules and regulations of the Nasdaq Stock Market.  Further information about the Registrant's Audit Committee can be found under the heading "Audit Committee" of the Registrant's Annual Information Form, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2012.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2012.
1.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Robert L. Sandefur.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PAN AMERICAN SILVER CORP.

Dated: March 28, 2013	/s/ Geoffrey A. Burns
	By:	Geoffrey A. Burns
	Title:	Chief Executive Officer

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2012.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2012.
1.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Robert L. Sandefur.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.