Form 40-F
period 2013-12-31
PAN AMERICAN SILVER CORP
filed 2014-03-28
CIK 771992

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 40-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 000-13727
______________________

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No..)

1500 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
________________________________________________

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

The Registrant had 151,500,294 Common Shares
outstanding as at December 31, 2013

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

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

As of December 31, 2013, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, the Registrant's disclosure controls and procedures were effective.  See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Report on Internal Control over Financial Reporting" in Management's Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of Deloitte LLP, the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of the Independent Registered Public Accounting Firm" that accompanies the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2013.

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

The Registrant has adopted a global code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com.  The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the General Counsel, Robert Pirooz, at the address on the cover of this Annual Report on Form 40-F.  No waivers from the requirements of the Code were granted in the fiscal year ended December 31, 2013.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations

The required disclosure can be found under the heading "Contractual Commitments and Contingencies" of Management's Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.	Critical Accounting Policies

A discussion of the Registrant's critical accounting policies can be found under the heading "Critical Accounting Policies and Estimates" of Management's Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

L.	Nasdaq Exemptions

On March 16, 2005, the Registrant informed the Nasdaq Stock Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow British Columbia practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company).  The Registrant's by-laws provide that the minimum quorum for a meeting of holders of Common Shares is two individuals who are shareholders, proxy holders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Registrant carrying the right to vote.  The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia).  The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2013.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2013.
1.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Robert L. Sandefur.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

PAN AMERICAN SILVER CORP.

Dated: March 28, 2014	/s/ Geoffrey A. Burns
	By:	Geoffrey A. Burns
	Title:	Chief Executive Officer

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.1	Annual Information Form for the fiscal year ended December 31, 2013.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2013.
1.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Robert L. Sandefur.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.