Form 40-F
period 2016-12-31
PAN AMERICAN SILVER CORP
filed 2017-03-22
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 000-13727

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

1500 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	The NASDAQ Stock Mark

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

The Registrant had 152,334,652 Common Shares outstanding as at December 31, 2016.

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
As of December 31, 2016, the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, the Registrant's disclosure controls and procedures were effective. See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting
See "Management's Report on Internal Control over Financial Reporting" in Management's Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of Deloitte LLP, the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" filed with the Registrant's Audited Consolidated Financial Statements for the fiscal years ended December 31, 2016 and 2015, as Exhibit 1.3 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting
There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2016.

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
The Registrant has adopted a global code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. No waivers from the requirements of the Code were granted in the fiscal year ended December 31, 2016.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations
The required disclosure can be found under the heading "Contractual Commitments and Contingencies" of Management's Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

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
The Registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Gillian D. Winckler, Neil de Gelder and Michael Carroll. Gillian D. Winckler, Neil de Gelder and Michael Carroll are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the Nasdaq Stock Market. Further information about the Registrant's Audit Committee can be found under the heading "Audit Committee" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2016.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2016.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2016 and 2015.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-212468) and Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495 and 333-206162).

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
PAN AMERICAN SILVER CORP.

Dated: March 22, 2017		/s/ "Delaney Fisher"
	By:	Delaney Fisher
	Title:	Vice President Legal Affairs and
Corporate Secretary

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2016.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2016.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2016 and 2015.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-212468) and Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495 and 333-206162).