Form 40-F
period 2017-12-31
PAN AMERICAN SILVER CORP
filed 2018-03-23
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number 000-13727

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

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

The Registrant had 153,302,976 Common Shares outstanding as at December 31, 2017.

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
Yes                No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company         Yes            No     X

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant Section 13(a) of the Exchange Act.
Yes                No

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to the Accounting Standards Codification after April 5, 2012.

NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F have been disclosed in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report on Form 40-F uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve.” U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this Annual Report on Form 40-F may not be comparable with information made public by companies that report in accordance with U.S. standards.

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
As of December 31, 2017, the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, the Registrant's disclosure controls and procedures were effective. See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting
See "Management's Report on Internal Control over Financial Reporting" in Management's Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of Deloitte LLP, the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" filed with the Registrant's Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016, as Exhibit 1.3 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting
There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2017.

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
The Registrant has adopted a global code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. No waivers from the requirements of the Code were granted in the fiscal year ended December 31, 2017.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations
The required disclosure can be found under the heading "Contractual Commitments and Contingencies" of Management's Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.	Nasdaq Stock Market Exemptions
On March 21, 2018, the Registrant informed the Nasdaq Stock Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow Canadian law with respect to independence requirements for members of its Human Resources and Compensation Committee (the "Compensation Committee") and its Nominating and Governance Committee (the "Nominating Committee") in lieu of those required by Rules 5605(d)(2)(A) and 5605(e)(1)(B) of the Nasdaq Marketplace Rules, respectively. Rules 5605(d)(2)(A) and 5605(e)(1)(B) require members of compensation committees and nominations committees be independent pursuant to Rule 5605(a)(2)(E) of the Nasdaq Marketplace Rules. The Corporate Governance Guidelines in Canadian National Instrument 58-201 recommend that a company's board of directors appoint a compensation committee composed entirely of independent directors and the Disclosure of Corporate Governance Practices in Canadian National Instrument 58-101 requires (a) disclosure whether or not a company's board of directors has a compensation committee composed entirely of independent directors, and, if not, (b) a description of what steps the board takes to ensure an objective process for determining such compensation. There is no equivalent independence guidance with respect to a nominating committee, but Canadian National Instrument 58-101 requires (a) disclosure whether or not a company's board of directors has a nominating committee composed entirely of independent directors, and, if not, (b) a description of what steps the board takes to encourage an objective nomination process. Mr. Christopher Noel Dunn, a member of both the Compensation Committee and the Nominating Committee until the Registrant's Board of Directors accepted his resignation from each of these committees on March 22, 2018, is not considered independent as he serves as an executive officer of another publicly listed company where, for an approximate ten month period from May 2017 to March 2018, an executive officer of the Registrant served on its compensation committee. The Registrant’s executive officer stepped down and no longer serves on that listed company’s compensation committee. The Registrant will provide relevant disclosure required by Canadian National Instrument 58-101 in its next Management Information Circular. Mr. Dunn will be replaced on those committees by an independent director pursuant to Rule 5605(a)(2)(E) of the Nasdaq Marketplace Rules, at which time the Registrant will fully comply with Rules 5605(d)(2)(A) and 5605(e)(1)(B) of the Nasdaq Marketplace Rules.

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
The Registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Gillian D. Winckler, Neil de Gelder and Michael Carroll. Gillian D. Winckler, Neil de Gelder and Michael Carroll are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the Nasdaq Stock Market. Further information about the Registrant's Audit Committee can be found under the heading "Audit Committee" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

M.	Interactive Data File
The Registrant is submitting as Exhibit 101 to this annual report on Form 40-F, and posting to its corporate website at www.panamericansilver.com, its first Interactive Data File.

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

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2017.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2017.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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
PAN AMERICAN SILVER CORP.

Dated: March 22, 2018		/s/ “Delaney Fisher”
	By:	Delaney Fisher
	Title:	Vice President Legal Affairs and
Corporate Secretary

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2017
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2017
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016
23.1	Consent of Deloitte LLP
23.2	Consent of Martin Wafforn
23.3	Consent of Michael Steinmann
23.4	Consent of Pamela De Mark
23.5	Consent of Americo Delgado
23.6	Consent of Christopher Emerson
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-212468) and Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495 and 333-206162).