Form 40-F
period 2018-12-31
PAN AMERICAN SILVER CORP
filed 2019-03-12
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 40-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number 000-13727

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

1500 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
28 Liberty St.
New York, NY 10005
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
_______________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class
Contingent Value Rights

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

The Registrant had 153,448,356 Common Shares outstanding as at December 31, 2018.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes        X        No
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes        X        No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company         Yes    _______    No    __X___

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant Section 13(a) of the Exchange Act.
Yes ____                No    __X___

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
As of December 31, 2018, the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the Registrant's disclosure controls and procedures were effective. See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting
See "Management's Report on Internal Control over Financial Reporting" in Management's Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of Deloitte LLP, the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" filed with the Registrant's Audited Consolidated Financial Statements for the fiscal years ended December 31, 2018 and 2017, as Exhibit 1.3 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting
There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2018.

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
The Registrant has adopted a global code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. No waivers from the requirements of the Code were granted in the fiscal year ended December 31, 2018.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations
The required disclosure can be found under the heading "Commitments" of Management's Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.	Nasdaq Stock Market Exemptions
On March 21, 2018, the Registrant informed the Nasdaq Stock Market that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow Canadian law with respect to independence requirements for members of its Human Resources and Compensation Committee (the "Compensation Committee") and its Nominating and Governance Committee (the "Nominating Committee") in lieu of those required by Rules 5605(d)(2)(A) and 5605(e)(1)(B) of the Nasdaq Marketplace Rules, respectively. Rules 5605(d)(2)(A) and 5605(e)(1)(B) require members of compensation committees and nominations committees be independent pursuant to Rule 5605(a)(2)(E) of the Nasdaq Marketplace Rules. The Corporate Governance Guidelines in Canadian National Instrument 58-201 recommend that a company's board of directors appoint a compensation committee composed entirely of independent directors and the Disclosure of Corporate Governance Practices in Canadian National Instrument 58-101 requires (a) disclosure whether or not a company's board of directors has a compensation committee composed entirely of independent directors, and, if not, (b) a description of what steps the board takes to ensure an objective process for determining such compensation. There is no equivalent independence guidance with respect to a nominating committee, but Canadian National Instrument 58-101 requires (a) disclosure whether or not a company's board of directors has a nominating committee composed entirely of independent directors, and, if not, (b) a description of what steps the board takes to encourage an objective nomination process. Mr. Christopher Noel Dunn, a member of both the Compensation Committee and the Nominating Committee until the Registrant's Board of Directors accepted his resignation from each of these committees on March 22, 2018, was not considered independent as he served as an executive officer of another publicly listed company where, for an approximate ten month period from May 2017 to March 2018, an executive officer of the Registrant served on its compensation committee. The Registrant’s executive officer stepped down and no longer serves on that listed company’s compensation committee. The Registrant provided relevant disclosure required by Canadian National Instrument 58-101 in its Management Information Circular dated April 4, 2018. Mr. Dunn was replaced on those committees by an independent director pursuant to Rule 5605(a)(2)(E) of the Nasdaq Marketplace Rules and the Registrant now fully complies with Rules 5605(d)(2)(A) and 5605(e)(1)(B) of the Nasdaq Marketplace Rules. Mr. Dunn did not stand for re-election at Pan American’s annual general and special meeting of its shareholders on May 9, 2018.

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
The Registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Gillian D. Winckler, Neil de Gelder and Michael Carroll. Gillian D. Winckler, Neil de Gelder and Michael Carroll are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the Nasdaq Stock Market. Further information about the Registrant's Audit Committee can be found under the heading "Audit Committee" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

M.	Mine Safety
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

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2018.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2018.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2018 and 2017.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-212468) and Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495, 333-206162 and 333-229795).

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
PAN AMERICAN SILVER CORP.

Dated: March 12, 2019		/s/ Delaney Fisher
	By:	Delaney Fisher
	Title:	Vice President Legal Affairs and
Corporate Secretary

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2018.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2018.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2018 and 2017.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-212468) and Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495, 333-206162 and 333-229795).