Form 40-F
period 2019-12-31
PAN AMERICAN SILVER CORP
filed 2020-03-12
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 40-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission File Number 000-13727

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

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

The Registrant had 209,835,558 Common Shares outstanding as at December 31, 2019.

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
Yes ____                No    __X___

NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Report on Form 40-F uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve.” U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this Annual Report on Form 40-F may not be comparable with information made public by companies that report in accordance with U.S. standards.

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
As of December 31, 2019, the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, the Registrant's disclosure controls and procedures were effective. See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.

B.	Management's Annual Report on Internal Control Over Financial Reporting
See "Management's Report on Internal Control over Financial Reporting" in the section titled "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of Deloitte LLP, the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" filed with the Registrant's Audited Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018, as Exhibit 1.3 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting
There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2019.

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
The Registrant has adopted a global code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. No waivers from the requirements of the Code were granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2019.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

J.	Tabular Disclosure of Contractual Obligations
The required disclosure can be found under the heading "Commitments" of Management's Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

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
The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Gillian D. Winckler, Neil de Gelder and Michael Carroll. Gillian D. Winckler, Neil de Gelder and Michael Carroll are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the Nasdaq Stock Market. Further information about the Registrant's Audit Committee can be found under the heading "Audit Committee" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2019.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2019.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
23.7	Consent of Eric Kallio.
23.8	Consent of Natasha Vaz.
23.9	Consent of Kara Byrnes.
23.10	Consent of Tim Williams.
23.11	Consent of Carl E. Defilippi.
23.12	Consent of Charles V. Muerhoff.
23.13	Consent of M3 Engineering & Technology Corporation.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.

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
PAN AMERICAN SILVER CORP.

Dated: March 12, 2020		/s/ Delaney Fisher
	By:	Delaney Fisher
	Title:	Vice President Associate General Counsel
and Corporate Secretary

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2019.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2019.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
23.7	Consent of Eric Kallio.
23.8	Consent of Natasha Vaz.
23.9	Consent of Kara Byrnes.
23.10	Consent of Tim Williams.
23.11	Consent of Carl E. Defilippi.
23.12	Consent of Charles V. Muerhoff.
23.13	Consent of M3 Engineering & Technology Corporation.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-212468) and Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495, 333-206162 and 333-229795).