Form 40-F
period 2020-12-31
PAN AMERICAN SILVER CORP
filed 2021-02-18
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
FORM 40-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 000-13727
Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)
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

The Registrant had 210,258,667 Common Shares outstanding as at December 31, 2020.

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
Emerging growth company         Yes    ______    No    __X__
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant Section 13(a) of the Exchange Act.
    Yes ____    No __X___

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
    Yes __X__    No _____

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
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in Industry Guide 7 under the U.S. Securities Act of 1933, as amended, will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Registrant is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Registrant ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Registrant will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.
As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding standards under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Registrant reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to the standards under NI 43-101, there are differences in the definitions under the SEC Modernization Rules. Accordingly, there is no assurance any mineral reserves or mineral resources that the Registrant may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Registrant prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

A.    Disclosure Controls and Procedures
    Disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Rules 13a-15(e) and 15d-15(e) also provide that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.
    As of December 31, 2020, the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Registrant's disclosure controls and procedures were effective. See "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.
B.    Management's Annual Report on Internal Control Over Financial Reporting
    See "Management's Report on Internal Control over Financial Reporting" in the section titled "Disclosure Controls and Procedures" in Management's Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 1.2 to this Annual Report on Form 40-F.
C.    Attestation Report of the Independent Registered Public Accounting Firm
    The attestation report of Deloitte LLP, the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" filed with the Registrant's Audited Consolidated Financial Statements for the fiscal years ended December 31, 2020 and 2019, as Exhibit 1.3 to this Annual Report on Form 40-F.
D.    Changes in Internal Control Over Financial Reporting
    There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.
E.    Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2020.
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

G.    Code of Ethical Conduct
The Registrant has adopted a global code of ethical conduct (the "Code") that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. No waivers from the requirements of the Code were granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2020.
H.    Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
    Information about the Registrant's principal accountant fees and services and a description of the Registrant's pre-approval policies and procedures is included under the heading "External Auditor Service Fees" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 1.1 to this Annual Report on Form 40-F.
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
J.    Tabular Disclosure of Contractual Obligations
The required disclosure can be found under the heading "Commitments" of Management's Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 1.2 to this Annual Report on Form 40-F.
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
L.    Identification of the Audit Committee
The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Gillian D. Winckler, Neil de Gelder and Michael Carroll. Gillian D. Winckler, Neil de Gelder and Michael Carroll are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the Nasdaq Stock Market. Further information about the Registrant's Audit Committee can be found under the heading "Audit Committee" of the Registrant's Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 1.1 to this Annual Report on Form 40-F.
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

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2020.
1.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2020.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2020 and 2019.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Michael Steinmann.
23.4	Consent of Pamela De Mark.
23.5	Consent of Americo Delgado.
23.6	Consent of Christopher Emerson.
23.7	Consent of Kara Byrnes.
23.8	Consent of Tim Williams.
23.9	Consent of Carl E. Defilippi.
23.10	Consent of Charles V. Muerhoff.
23.11	Consent of M3 Engineering & Technology Corporation.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-180494, 333-180495, 333-206162 and 333-229795).

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
PAN AMERICAN SILVER CORP.

Dated: February 17, 2021		/s/ "Delaney Fisher"
	By:	Delaney Fisher
	Title:	Vice President, Associate General Counsel and Corporate Secretary