Form 40-F
period 2023-12-31
PAN AMERICAN SILVER CORP
filed 2024-03-26
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 40-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-41683

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

2100 – 733 Seymour Street
Vancouver, British Columbia
V6B 0S6
(604) 684-1175
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation
28 Liberty St.
New York, NY 10005
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
_______________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares, No Par Value	PAAS	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class
Contingent Value Rights

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

For annual reports, indicate by check mark the information filed with this Form
    [X] Annual information form    [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 364,659,809 Common Shares outstanding as at December 31, 2023.
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
Emerging growth company                         ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant Section 13(a) of the Exchange Act.     ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                             ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                                             ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).                             ☐

NOTE TO UNITED STATES INVESTORS CONCERNING
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
As of December 31, 2023, the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Management excluded from its assessment the internal controls policies and procedures of Yamana Gold Inc. (“Yamana”), which the Registrant acquired control of on March 31, 2023. Yamana’s total assets, net assets, total revenues and net loss on a combined basis constitute approximately 53%, 54%, 40% and (6)%, respectively, of amounts as of and for the year ended December 31, 2023, disclosed in the Registrant’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022, filed as Exhibit 1.3 to this Annual Report on Form 40-F. This limitation in scope is in accordance with both United States and Canadian securities law.
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Registrant’s disclosure controls and procedures were effective. See “Disclosure and Internal Control Procedures” in Management’s Discussion and Analysis for the fiscal year ended December 31, 2023, filed as Exhibit No. 1.2 to this Annual Report on Form 40-F.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
See the section titled “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022, filed as Exhibit 1.3 to this Annual Report on Form 40-F.
C.    Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of Deloitte LLP, the Registrant’s Independent Registered Public Accounting Firm, on management’s assessment of the Registrant’s internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” filed with the Registrant’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022, filed as Exhibit 1.3 to this Annual Report on Form 40-F.
D.    Changes in Internal Control Over Financial Reporting
Other than the Yamana transaction referred to herein, there were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
E.    Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2023.

F.    Audit Committee Financial Expert
The Registrant’s board of directors has determined that Michael Carroll, who served on the Audit Committee of the Registrant’s board of directors during part of 2023, and Jennifer Maki, who served on the Audit Committee of the Registrant’s board of directors during all of 2023 and continues to serve on the Audit Committee, are audit committee financial experts, as that term is defined in General Instruction B(8)(b) of Form 40-F and is independent under Rule 10A-3 under the Exchange Act and the rules and regulations of the New York Stock Exchange (“NYSE”).
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
G.    Code of Ethical Conduct
The Registrant has adopted a global code of ethical conduct (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. No waivers from the requirements of the Code were granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2023.
H.    Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
Information about fees billed for professional services rendered by the Registrant’s principal accountant, Deloitte LLP (Vancouver, Canada, PCAOB ID No. 1208), and a description of the Registrant’s pre-approval policies and procedures is included under the heading “External Auditor Service Fees” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2023, filed as Exhibit 1.1 to this Annual Report on Form 40-F.
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
J.    Tabular Disclosure of Contractual Obligations
The required disclosure can be found under the heading “Commitments” of Management’s Discussion and Analysis for the fiscal year ended December 31, 2023, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

K.    NYSE Exemptions
Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules the Registrant, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. The Registrant’s by-laws provide that the minimum quorum for a meeting of holders of Common Shares is two individuals who are shareholders, proxy holders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Registrant carrying the right to vote. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.
Except as stated above, the Registrant is in compliance with the rules generally applicable to U.S. domestic companies listed on the NYSE. The Registrant may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.
L.    Identification of the Audit Committee
The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Jennifer Maki, Neil de Gelder, Chantal Gosselin and Kimberly Keating, each of whom are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the NYSE. Further information about the Registrant’s Audit Committee can be found under the heading “Audit Committee” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2023, filed as Exhibit 1.1 to this Annual Report on Form 40-F.
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

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the fiscal year ended December 31, 2023.
1.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2023.
1.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Christopher Emerson.
23.4	Consent of Americo Delgado.
23.5	Consent of Camila Passos.
23.6	Consent of Carlos Iturralde.
23.7	Consent of Peter Mollison.
23.8	Consent of Matthew Andrews.
23.9	Consent of Sergio Castro.
23.10	Consent of Marco Velásquez Corrales.
23.11	Consent of Henry Marsden.
23.12	Consent of M3 Engineering & Technology Corporation.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Pan American Silver Corp. Clawback Policy
101	Interactive Data File (formatted as Inline XBRL).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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
PAN AMERICAN SILVER CORP.

Dated: March 26, 2024		/s/ “Delaney Fisher”
	By:	Delaney Fisher
	Title:	SVP Associate General Counsel and Corporate Secretary