Form 40-F
period 2024-12-31
PAN AMERICAN SILVER CORP
filed 2025-02-19
CIK 771992

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 40-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024	Commission File Number 001-41683

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

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

The Registrant had 363,040,341 Common Shares outstanding as at December 31, 2024.
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

As of December 31, 2024, the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, the Registrant’s disclosure controls and procedures were effective.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
See the section titled “Management’s Report on Internal Control over Financial Reporting” filed with the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, filed as Exhibit 1.3 to this Annual Report on Form 40-F.
C.    Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of Deloitte LLP, the Registrant’s Independent Registered Public Accounting Firm, on management’s assessment of the Registrant’s internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” filed with the Registrant’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023, filed as Exhibit 1.3 to this Annual Report on Form 40-F.
D.    Changes in Internal Control Over Financial Reporting
There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
E.    Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2024.
F.    Audit Committee Financial Expert
The Registrant’s board of directors has determined that Jennifer Maki, who served on the Audit Committee of the Registrant’s board of directors during all of 2024, is an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F and is independent under Rule 10A-3 under the Exchange Act and the rules and regulations of the New York Stock Exchange (“NYSE”).

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
G.    Code of Ethical Conduct
The Registrant has adopted a global code of ethical conduct (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.panamericansilver.com. No waivers from the requirements of the Code were granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2024.
H.    Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies
Information about fees billed for professional services rendered by the Registrant’s principal accountant, Deloitte LLP (Vancouver, Canada, PCAOB ID No. 1208), and a description of the Registrant’s pre-approval policies and procedures is included under the heading “External Auditor Service Fees” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2024, filed as Exhibit 1.1 to this Annual Report on Form 40-F.
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
J.    Tabular Disclosure of Contractual Obligations
The required disclosure can be found under the heading “Commitments” of Management’s Discussion and Analysis for the year ended December 31, 2024, and in Note 19 – “Leases” and in Note 20 – “Debt” of the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, which are filed as Exhibit 1.2 and Exhibit 1.3, respectively, to this Annual Report on Form 40-F.
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
L.    Identification of the Audit Committee
The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Jennifer Maki, Neil de Gelder, and Chantal Gosselin, each of whom are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the NYSE. Further information about the Registrant’s Audit Committee can be found under the heading “Audit Committee” of the Registrant’s Annual Information Form for the year ended December 31, 2024, filed as Exhibit 1.1 to this Annual Report on Form 40-F.
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

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number	Title
1.1	Annual Information Form for the year ended December 31, 2024.
1.2	Management’s Discussion and Analysis for the year ended December 31, 2024.
1.3	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023.
23.1	Consent of Deloitte LLP.
23.2	Consent of Martin Wafforn.
23.3	Consent of Christopher Emerson.
23.4	Consent of Americo Delgado.
23.5	Consent of Camila Passos.
23.6	Consent of Carlos Iturralde.
23.7	Consent of Peter Mollison.
23.8	Consent of Matthew Andrews.
23.9	Consent of Jimmy Avendaño.
23.10	Consent of M3 Engineering & Technology Corporation.
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Pan American Silver Corp. Clawback Policy.
101	Interactive Data File (formatted as Inline XBRL).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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
PAN AMERICAN SILVER CORP.

Dated: February 19, 2025		/s/ “Delaney Fisher”
	By:	Delaney Fisher
	Title:	SVP Associate General Counsel and Corporate Secretary